As filed with the Securities and Exchange Commission on May 19, 2015     Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM F-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_______________________________
FIAT CHRYSLER AUTOMOBILES N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	3711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
25 St. James’s Street London SW1A 1HA United Kingdom Tel. No. +44 (0)20 7766 0311
(Address, including zip code, and telephone number, including area code, or Registrant’s principal executive offices)
_______________________________

Richard K. Palmer
25 St. James’s Street
London SW1A 1HA
United Kingdom
Tel. No.: +44 (0)20 7766 0311
(Name, address, including zip code and telephone number including area code, of agent for service)
_______________________________
Copies to:

Scott Miller, Esq.	Giorgio Fossati
Sullivan & Cromwell LLP	c/o Fiat Chrysler Automobiles N.V.
125 Broad Street	25 St. James’s Street
New York, NY 10004	London SW1A 1HA
Tel. No.: (212) 558-4000	Tel. No.: +44 (0)20 7766 0311
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Approximate date of commencement of proposed sale to the public: As promptly as practicable after the date this Registration Statement becomes effective.
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If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)        ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐
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CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per note (1)	Proposed maximum aggregate offering price (1)	Amount of registration Fee
4.500% Senior Notes due 2020	$1,500,000,000	100%	$1,500,000,000	174,300
5.250% Senior Notes due 2023	$1,500,000,000	100%	$1,500,000,000	174,300
Total			$3,000,000,000	348,600
(1) Pursuant to Rule 457(f), the fee is calculated based upon the book value of the 4.500% Senior Notes due 2020 and the 5.250% Senior Notes due 2023, as applicable.
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated May 19, 2015
PROSPECTUS

$3,000,000,000
FIAT CHRYSLER AUTOMOBILES N.V.
Offers to Exchange
up to $1,500,000,000 aggregate principal amount of new 4.500% Senior Notes due 2020 registered under the Securities Act of 1933, for any and all of our outstanding 4.500% Senior Notes due 2020 issued on April 14, 2015, and up to $1,500,000,000 aggregate principal amount of new 5.250% Senior Notes due 2023 registered under the Securities Act of 1933, for any and all of our outstanding 5.250% Senior Notes due 2023 issued on April 14, 2015

___________________________________________________________________________________________
We are offering to exchange, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal, (i) our new 4.500% Senior Notes due 2020 (the “2020 Notes”) for all of our outstanding 4.500% Senior Notes due 2020 issued on April 14, 2015 (the “Initial 2020 Notes”) in an aggregate principal amount of $1,500,000,000, and (ii) our new 5.250% Senior Notes due 2023 (the “2023 Notes” and, together with the “2020 Notes,” the “Notes”) for all of our outstanding 5.250% Senior Notes due 2023 issued on April 14, 2015 (the “Initial 2023 Notes” and, together with the “Initial 2020 Notes,” the “Initial Notes”) in an aggregate principal amount of $1,500,000,000. We refer to each of these offers as an “Exchange Offer” and together as the “Exchange Offers.”

Material Terms of the Exchange Offers:
•
The exchange offers will expire at 5:00 p.m. New York City time, on                , 2015, unless extended.
•
You will receive an equal principal amount of 2020 Notes for all Initial 2020 Notes and an equal principal amount of 2023 Notes for all Initial 2023 Notes, in each case that you validly tender and do not validly withdraw.
•
The form and terms of each series of Notes will be identical in all material respects to the form and terms of the corresponding Initial Notes, except that the Notes will not contain restrictions on transfer, will bear different CUSIP numbers and will not entitle their holders to certain registration rights relating to the Initial Notes.

•
If you do not tender your Initial Notes in the Exchange Offers, all non-exchanged Initial Notes will continue to be subject to the restriction on transfer set forth in the Initial Notes. If we exchange Initial Notes in the Exchange Offers, the trading market, if any, for any remaining Initial Notes could be much less liquid.
•
We expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof. If we are unable to obtain or maintain such listing on the Official List of the Irish Stock Exchange, we may obtain and maintain listing for the Notes on another exchange in our sole discretion. No public market currently exists for the Initial Notes.

Each broker-dealer that receives Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days of the effectiveness of the exchange offer registration statement, we will make this Prospectus available to any broker-dealer for use in connection with any such resale.

_______________________________
Investing in the Notes involves risks. See “Risk Factors” beginning on page 10.
_______________________________
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
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The date of this Prospectus is  , 2015

We are responsible for the information contained in this Prospectus. We have not authorized anyone to give you any other information, and take no responsibility for any other information that others may give you. We are offering to sell the Notes only in places where offers and sales are permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front cover of this Prospectus.

As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information included in the registration statement. You should refer to the registration statement on Form F-4 (File No. 333-             ), for information omitted from this Prospectus. See "Where You Can Find More Information." This information is available without charge upon written or oral request to: Fiat Chrysler Automobiles N.V., Attn: Investor Relations, 25 St. James’s Street, London SW1A 1HA, United Kingdom, Tel. No. +44 (0)20 7766 0311.

In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to          , 2015, the date you must make your investment decision.

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CERTAIN DEFINED TERMS
In this Prospectus, unless otherwise specified or the context otherwise requires, the terms “we,” “our,” “us,” the “Group,” the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, following completion of the merger of Fiat S.p.A. with and into us on October 12, 2014, which we refer to as the “Merger,” or to Fiat S.p.A. together with its subsidiaries, prior to the Merger. References to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA. “FCA US” refers to FCA US LLC, formerly known as Chrysler Group LLC (together with its direct and indirect subsidiaries).
See “Note on Presentation” below for additional information regarding the financial presentation.

NOTE ON PRESENTATION
This Prospectus includes the consolidated financial statements of the Group for the years ended December 31, 2014, 2013, and 2012 prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We refer to these consolidated financial statements collectively as the “Consolidated Financial Statements.”
This Prospectus also includes the unaudited interim consolidated financial statements of the the Group for the three months ended March 31, 2015 prepared in accordance with IAS 34 - Interim Financial Reporting. We refer to those unaudited interim consolidated financial statements as the “Interim Consolidated Financial Statements.”
The Group’s financial information is presented in Euro except that, in some instances, information in U.S. dollars is provided in the Consolidated Financial Statements and information included elsewhere in this Prospectus. All references in the Prospectus to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. dollars,” “U.S.$” and “$” refer to the currency of the United States of America.
The language of this Prospectus is English. Certain legislative references and technical terms have been cited in their original language in order that the correct technical meaning may be ascribed to them under applicable law.
Certain totals in the tables included in this Prospectus may not add due to rounding.

MARKET AND INDUSTRY INFORMATION
In this Prospectus, we include and refer to industry and market data, including market share, ranking and other data, derived from or based upon a variety of official, non-official and internal sources, such as internal surveys and management estimates, market research, publicly available information and industry publications. Market share, ranking and other data contained in this Prospectus may also be based on our good faith estimates, our own knowledge and experience and such other sources as may be available. Market share data may change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process, different methods used by different sources to collect, assemble, analyze or compute market data, including different definitions of vehicle segments and descriptions and other limitations and uncertainties inherent in any statistical survey of market shares or size. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although we believe that this information is reliable, we have not independently verified the data from third-party sources. In addition we normally estimate our market share for automobiles and commercial vehicles based on registration data. In a limited number of markets where registration data are not available, we calculate our market share based on estimates relating to sales to final customers. Such data may differ from data relating to shipments to our dealers and distributors. While we believe our internal estimates with respect to our industry are reliable, our internal company surveys and management estimates have not been verified by an independent expert, and we cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same result. The market share data presented in this Prospectus represents the best estimates available from the sources indicated as of the date hereof but, in particular as they relate to market share and our future expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”
For an overview of the automotive industry, see “Business—Industry Overview—Our Industry.”

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this Prospectus, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

•	our ability to reach certain minimum vehicle sales volumes;

•	changes in the general economic environment and changes in demand for automotive products, which is subject to cyclicality, in particular;

•	our ability to enrich our product portfolio and offer innovative products;

•	the high level of competition in the automotive industry;

•	our ability to expand certain of our brands internationally;

•	changes in our credit ratings;

•	our ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances;

•	our ability to integrate the Group’s operations;

•	exposure to shortfalls in the Group’s defined benefit pension plans, particularly those of FCA US;

•	our ability to provide or arrange for adequate access to financing for our dealers and retail customers, and associated risks associated with financial services companies;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	various types of claims, lawsuits and other contingent obligations against us, including product liability, warranty and environmental claims and lawsuits;

•	disruptions arising from political, social and economic instability;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•
our timely development of hybrid propulsion and alternative fuel vehicles and other new technologies to enable compliance with increasingly stringent fuel economy and emission standards in each area in which we operate;

•	developments in our labor and industrial relations and developments in applicable labor laws;

•	risks associated with our relationships with employees and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	our ability to achieve some or all of the financial and other benefits we expect will result from the separation of Ferrari; and

•	other factors discussed elsewhere in this Prospectus.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this Prospectus are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this Prospectus.

v

SUMMARY

In this Prospectus, unless otherwise specified or the context otherwise requires, the terms “we,” “our,” “us,” the “Group,” the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V. and its consolidated subsidiaries. This summary highlights selected information contained in greater detail elsewhere in this Prospectus. This summary may not contain all of the information that you should consider before investing in any series of Notes. You should carefully read the entire Prospectus, including the sections under the headings “Risk Factors” and “Cautionary Statements Concerning Forward-Looking Statements.”
FIAT CHRYSLER AUTOMOBILES N.V.
Our Business

We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems. We are the seventh largest automaker in the world based on total vehicle sales in 2014. We have operations in approximately 40 countries and sell our vehicles directly or through distributors and dealers in more than 150 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. We support our vehicle sales with after-sales services and parts worldwide using the Mopar brand for mass market vehicles. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Ferrari and Maserati brands, which we support with financial services provided to our dealers and retail customers. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
For the three months ended March 31, 2015, we shipped 1.1 million vehicles, reported net revenues of €26.4 billion and net profit of €0.1 billion. In 2014, we shipped 4.6 million vehicles, a 6 percent increase over 2013. For the year ended December 31, 2014, we reported net revenues of €96.1 billion, EBIT (earnings before interest and taxes) of €3.2 billion and net profit of €0.6 billion. At March 31, 2015, we had available liquidity of €25.2 billion (including €3.3 billion available under undrawn committed credit lines) and net industrial debt of €8.6 billion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Net Industrial Debt.” Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments, NAFTA (U.S., Canada, Mexico and the Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa), Ferrari and Maserati our two global luxury brand segments and a global Components segment (see “Business—Overview of Our Business”).
Additional Information

We were incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V. for the purposes of carrying out the reorganization of the Group, including the merger of Fiat with and into FCA (the “Merger”), following its January 2014 acquisition of the approximately 41.5 percent interest it did not already own in FCA US. The Group’s redomiciliation to the Netherlands was intended to facilitate the combined Group’s listing on the New York Stock Exchange, or NYSE. Upon the effectiveness of the Merger, FCA was renamed Fiat Chrysler Automobiles N.V., as the successor entity to Fiat and the holding company of the combined Group. Our principal executive offices are located at 25 St. James’s Street, London SW1A 1HA, United Kingdom. Our telephone number is +44 (0)20 7766 0311. We do not incorporate information available on, or accessible through, our corporate website into this Prospectus, and you should not consider it part of this Prospectus.
Risk Factors

Investing in the Notes involves substantial risks. We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. Before you invest in the Notes, you should carefully consider all of the information in this Prospectus, including matters set forth in the section entitled “Risk Factors” beginning on page 10.

The Exchange Offers
The summary below describes the principal terms of the exchange offers. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review the “The Exchange Offers” section of this Prospectus and the letter of transmittal accompanying this Prospectus for a more detailed description. For purposes of the summary of the Exchange Offers below, the terms “we,” “our,” “us,” and “FCA” refer only to Fiat Chrysler Automobiles N.V. and not to any of its subsidiaries.

The Exchange Offers
Our exchange offers relate to the exchange of:
• up to $1,500,000,000 aggregate principal amount of new 4.500% Senior Notes due 2020 (the “2020 Notes”) registered under the Securities Act of 1933, for any and all of our outstanding 4.500% Senior Notes due 2020 issued on April 14, 2015 (the “Initial 2020 Notes”); and
• up to $1,500,000,000 aggregate principal amount of new 5.250% Senior Notes due 2023 (the “2023 Notes” and, together with the 2020 Notes, the “Notes”) registered under the Securities Act of 1933, for any and all of our outstanding 5.250% Senior Notes due 2023 issued on April 14, 2015 (the “Initial 2023 Notes” and, together with the Initial 2020 Notes, the “Initial Notes”).
We refer to each of these offers as an “Exchange Offer” and together as the “Exchange Offers.”
We will exchange a like principal amount of 2020 Notes for our outstanding Initial 2020 Notes and a like principal amount of 2023 Notes for our outstanding Initial 2023 Notes, provided that, in each case, the Initial Notes are validly tendered and not validly withdrawn. The Initial Notes may only be tendered in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.
The form and terms of each series of Notes will be identical in all material respects to the form and terms of the corresponding Initial Notes, except that the Notes will not contain restrictions on transfer, will bear different CUSIP numbers and will not entitle their holders to certain registration rights relating to the Initial Notes.

Resale of the Notes
Based on interpretations by the staff of the SEC set forth in no-action letters issued to other parties, we believe that you may offer for resale, resell and otherwise transfer your Notes without compliance with the registration and Prospectus delivery provisions of the Securities Act if you are not our affiliate and you acquire the Notes issued in the Exchange Offers in the ordinary course.

You must also represent to us that you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Notes we issue to you in the Exchange Offers.

Each broker-dealer that receives Notes in the Exchange Offers for its own account in exchange for Initial Notes that it acquired as a result of market-making or other trading activities must acknowledge that it will deliver a Prospectus meeting the requirements of the Securities Act in connection with any resale of the Notes issued in the Exchange Offers. You may not participate in any Exchange Offer if you are a broker-dealer who purchased such outstanding Initial Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act.

Expiration Date
The Exchange Offers will expire at, and no further tenders of Initial Notes will be accepted after, 5:00 p.m., New York City time, on                , 2015 (the “Expiration Date”), unless we, in our sole discretion, extend the period during which an Exchange Offer is open, and we will extend the Expiration Date to the extent required by Rule 13e-4 under the Exchange Act of 1934, as amended (the “Exchange Act”). If we extend the Expiration Date for an Exchange Offer, the term “Expiration Date” means the latest time and date on which such Exchange Offer, as so extended, expires. We may extend the expiration date of either Exchange Offer for any reason, and we may extend the Expiration Date of one Exchange Offer without extending the Expiration Date of the other Exchange Offer. The Exchange Offers are not conditioned upon each other, and we may withdraw, extend or modify the terms of one exchange offer without withdrawing, extending or modifying the terms of the other Exchange Offer in our sole discretion. See “The Exchange Offers—Information about the Expiration Date of the Exchange Offers and Changes to It.”

Special Procedures For Beneficial Owners
If you are the beneficial owner of Initial Notes and you registered your Initial Notes in the name of a broker or other institution, and you wish to participate in the Exchange Offers, you should promptly contact the person in whose name you registered your Initial Notes and instruct that person to tender the Initial Notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding Initial Notes, either make appropriate arrangements to register ownership of the outstanding Initial Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed Delivery Procedures
If you wish to tender your Initial Notes and time will not permit your required documents to reach the Exchange Agent by the Expiration Date, or you cannot complete the procedure for book-entry transfer on time or you cannot deliver your certificates for registered Initial Notes on time, you may tender your Initial Notes pursuant to the procedures described in this Prospectus under “The Exchange Offers—How to Use the Guaranteed Delivery Procedures if You Will Not Have Enough Time to Send All Documents to Us.”

Termination and Modification of the Exchange Offers
Each of the Exchange Offers is subject to customary conditions described in “The Exchange Offers—We May Modify or Terminate the Exchange Offers Under Some Circumstances,” including, among other things, the condition that the registration statement of which this Prospectus forms a part shall have become effective and that there shall not have occurred any material adverse change to our business, condition (financial or otherwise), operations or prospects. Neither of the Exchange Offers is conditioned upon the other Exchange Offer, and we may terminate one Exchange Offer without terminating the other Exchange Offer. In addition, we expressly reserve the right to terminate one or both of the Exchange Offers and not accept for exchange any Initial Notes for any reason.

Withdrawal Rights	You may withdraw the tender of your Initial Notes at any time prior to the Expiration Date. See “The Exchange Offers.”
Material U.S. Federal Income Tax Consequences	The exchange of Initial Notes for Notes will not be a taxable exchange for United States federal income tax purposes. See “Material Tax Considerations—Material U.S. Federal Income Tax Consequences.”
Use of Proceeds
We will not receive any proceeds from the issuance of Notes pursuant to the Exchange Offers. Initial Notes that are validly tendered and exchanged will be retired and canceled. We will pay all expenses incidental to the Exchange Offers.

Exchange Agent	We have appointed The Bank of New York Mellon as the Exchange Agent for the Exchange Offers.

The Notes
The summary below describes the principal terms of the Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review the “Description of the Notes” section of this Prospectus, which contains a more detailed description of the terms and conditions of each series of Notes. For purposes of the summary below, the terms “we,” “our,” “us,” and “FCA” refer only to Fiat Chrysler Automobiles N.V. and not to any of its subsidiaries.

Issuer	Fiat Chrysler Automobiles N.V., a public limited liability company incorporated under the laws of the Netherlands.
Notes Offered
$1,500,000,000 aggregate principal amount of 4.500% Senior Notes due 2020 (the “2020 Notes”) and $1,500,000,000 aggregate principal amount of 5.250% Senior Notes due 2023 (the “2023 Notes,” and together with the 2020 Notes, the “Notes”).

Interest Rate	4.500% per annum for the 2020 Notes and 5.250% per annum for the 2023 Notes. Interest will accrue from April 14, 2015.
Maturity Date	April 15, 2020 for the 2020 Notes and April 15, 2023 for the 2023 Notes.
Interest Payment Dates	April 15 and October 15 of each year, commencing on October 15, 2015.
Ranking
The Notes will be our unsecured senior obligations and will:
• be senior in right of payment to any future subordinated indebtedness and to any of our existing indebtedness which is by its terms subordinated in right of payment to the Notes;
• rank pari passu in right of payment with respect to all of our existing and future unsubordinated indebtedness.
We are a holding company and most of our operations are conducted through our subsidiaries. Therefore, payments of interest and principal on the Notes may depend on the ability of our operating subsidiaries to distribute cash or other property to us. The Notes are not guaranteed by our subsidiaries, and therefore effectively rank junior to the liabilities of our current and future subsidiaries to the extent of the assets of such subsidiaries. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers” and “Description of the Notes—Ranking.”
The Indenture does not limit the amount of debt securities we or our subsidiaries may issue and does not restrict our ability, or the ability of our subsidiaries, to incur additional indebtedness (including, in certain cases, secured debt). Such additional debt will effectively rank senior to the Notes to the extent of the value of the assets of such subsidiaries or the assets securing such debt.
At March 31, 2015,
• we had approximately €14.0 billion of unsecured indebtedness outstanding, principally consisting of indebtedness incurred by our treasury subsidiaries and guaranteed by us, including our global medium term notes; and
• our subsidiaries had approximately €19.4 billion of external indebtedness outstanding, including €11.8 billion of indebtedness at FCA US LLC and approximately €1.6 billion of indebtedness at our financial services subsidiaries.

Optional Redemption
We may redeem each series of Notes, in whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of (i) 101% of the principal amount of the series of Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal, premium and interest (excluding accrued but unpaid interest to the redemption date) on the series of Notes to be redeemed to the maturity date thereof, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control
If we experience specific kinds of change of control events, we must make an offer to repurchase all of the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the Notes—Repurchase at the Option of Holders.”

Certain Covenants
The Indenture restricts our ability to consolidate or merge with or into any other person, and sell, transfer, or lease or convey all or substantially all of our properties and assets to another person. See “Description of the Notes—Consolidation, Merger and Sale of Assets.”
In addition, so long as any of the Notes remains outstanding we will not create any mortgage, charge, pledge, lien, encumbrance or other security interest (“Lien”) (other than a Permitted Lien) upon our assets to secure any Quoted Indebtedness or any Qualifying Guarantee of such Quoted Indebtedness, unless, in any such case, we grant, for the benefit of holders of the Notes, a security interest in such assets that is equal and ratable to the security interests in favor of the holders of the Quoted Indebtedness. See “Description of the Notes—Negative Pledge.”

CUSIP Numbers	2020 Notes: 31562Q AC1 2023 Notes: 31562Q AF4
ISINs	2020 Notes: US31562QAC15 2023 Notes: US31562QAF46
Indenture
The Notes will be issued under the indenture, dated as of April 14, 2015, with The Bank of New York Mellon, as trustee (the “Indenture”). The rights of holders of the Notes, including rights with respect to default, waivers and amendments, are governed by the Indenture.

Listing
We expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof. If we are unable to obtain or maintain such listing on the Official List of the Irish Stock Exchange, we may obtain and maintain listing for the Notes on another exchange in our sole discretion.

Governing Law	The Indenture and the Notes are governed by the laws of the State of New York.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents summary historical consolidated financial and other data of the Group. The historical financial data has been derived from:

•	the Interim Consolidated Financial Statements for the three months ended March 31, 2015 and 2014, included elsewhere in this Prospectus; and

•	the Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012, included elsewhere in this Prospectus.
The accompanying Interim Consolidated Financial Statements have been prepared on the same basis as the Consolidated Financial Statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Interim Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period.
The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, “Selected Historical Consolidated Financial and Other Data”, “Unaudited Pro Forma Condensed Consolidated Financial Statements”, “Business”, the Interim Consolidated Financial Statements and the Consolidated Financial Statements included elsewhere in this Prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period.
Consolidated Income Statement Data

	For the Three Months Ended March 31,
	2015	2014
	(€ million)
Net revenues	26,396	22,125
EBIT	792	270
Profit/(loss) before taxes	186	(223)
Profit/(loss) from continuing operations	92	(173)
Net profit/(loss)	92	(173)
Attributable to:
Owners of the parent	78	(189)
Non-controlling interest	14	16
Earnings/(loss) per share (in Euro)
Basic per ordinary share	0.052	(0.155)
Diluted per ordinary share	0.052	(0.155)
EBITDA(1)	2,189	1,438
Adjusted EBIT(2)	800	655
__________________________
(1) We believe EBITDA provides useful information about our operating results as it provides us with a measure of our financial performance that is frequently used by securities analysts, investors and other interested parties to compare results or estimate valuations across companies in our industry. We compute EBITDA starting with EBIT, and then adding back depreciation and amortization expense. Set forth below is a reconciliation of EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2015	2014
	(€ million)
EBIT	792	270
Plus:
Amortization and Depreciation	1,397	1,168
EBITDA	2,189	1,438
(2) Beginning on January 1, 2015, “Adjusted EBIT” is a non-GAAP measure being used by the Group to assess its performance; Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/
(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to Note 26 in the Interim Consolidated Financial Statements included elsewhere in this Prospectus for a reconciliation of Adjusted EBIT to EBIT.
Consolidated Statement of Financial Position Data

	At March 31, 2015	At December 31, 2014
	(€ million)
Cash and cash equivalents	21,669	22,840
Total assets	106,978	100,510
Debt	33,366	33,724
Total equity	15,235	13,738
Equity attributable to owners of the parent	14,893	13,425
Non-controlling interests	342	313

Consolidated Income Statement Data

	For the Years Ended December 31,
	2014	2013	2012	2011(1)	2010(2)
	(€ million)
Net revenues	96,090	86,624	83,765	59,559	35,880
EBIT	3,223	3,002	3,434	3,291	1,106
Profit before taxes	1,176	1,015	1,524	1,932	706
Profit from continuing operations	632	1,951	896	1,398	222
Profit from discontinued operations	—	—	—	—	378
Net profit	632	1,951	896	1,398	600
Attributable to:
Owners of the parent	568	904	44	1,199	520
Non-controlling interest	64	1,047	852	199	80
Earnings/(loss) per share (in Euro)
Basic per ordinary share	0.465	0.744	0.036	0.962	0.410
Diluted per ordinary share	0.460	0.736	0.036	0.955	0.409
EBITDA(3)	8,120	7,637	7,635	6,649	3,292
__________________________
(1) The amounts reported include seven months of operations for FCA US.
(2) CNH Industrial was reported as discontinued operations in 2010 as a result of the Demerger.
(3) We believe EBITDA provides useful information about our operating results as it provides us with a measure of our financial performance that is frequently used by securities analysts, investors and other interested parties to compare results or estimate valuations across companies in our industry. We compute EBITDA starting with EBIT, and then adding back depreciation and amortization expense. Set forth below is a reconciliation of EBITDA for the periods presented:

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(€ million)
EBIT	3,223	3,002	3,434	3,291	1,106
Plus:
Amortization and Depreciation	4,897	4,635	4,201	3,358	2,186
EBITDA	8,120	7,637	7,635	6,649	3,292

Consolidated Statement of Financial Position Data

	At December 31,
	2014	2013	2012	2011(1)(2)	2010
	(€ million)
Cash and cash equivalents	22,840	19,455	17,666	17,526	11,967
Total assets	100,510	87,214	82,633	80,379	73,442(2)
Debt	33,724	30,283	28,303	27,093	20,804
Total equity	13,738	12,584	8,369	9,711	12,461(2)
Equity attributable to owners of the parent	13,425	8,326	6,187	7,358	11,544(2)
Non-controlling interests	313	4,258	2,182	2,353	917(2)
__________________________
(1) The amounts as at December 31, 2011 are equivalent to those as at January 1, 2012 derived from the Consolidated Financial Statements.
(2) The amounts as at December 31, 2011 include the consolidation of FCA US.

RISK FACTORS

Investing in the Notes involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this Prospectus before deciding whether to invest in the Notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial, may also become important factors that affect us.
If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected.
Risks Relating to Our Business

Our profitability depends on reaching certain minimum vehicle sales volumes. If our vehicle sales deteriorate, particularly sales of our minivans, larger utility vehicles and pick-up trucks, our results of operations and financial condition will suffer.

Our success requires us to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs and, therefore, changes in vehicle sales volume can have a disproportionately large effect on our profitability. For example, assuming constant pricing, mix and cost of sales per vehicle, that all results of operations were attributable to vehicle shipments and that all other variables remain constant, a ten percent decrease in our 2014 vehicle shipments would reduce our Earnings Before Interest and Taxes, or EBIT, by approximately 40 percent for 2014, without accounting for actions and cost containment measures we may take in response to decreased vehicle sales.
Further, a shift in demand away from our minivans, larger utility vehicles and pick-up trucks in the U.S., Canada, Mexico and Caribbean islands, or NAFTA, region towards passenger cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability in the NAFTA region. Our minivans, larger utility vehicles and pick-up trucks accounted for approximately 44 percent of our total U.S. retail vehicle sales in 2014 (not including vans and medium duty trucks) and the profitability of this portion of our portfolio is approximately 33 percent higher than that of our overall U.S. retail portfolio on a weighted average basis. A shift in demand such that U.S. industry market share for minivans, larger utility vehicles and pick-up trucks deteriorated by 10 percentage points and U.S. industry market share for cars and smaller utility vehicles increased by 10 percentage points, whether in response to higher fuel prices or other factors, holding other variables constant, including our market share of each vehicle segment, would have reduced the Group’s EBIT by approximately 4 percent for 2014. This estimate does not take into account any other changes in market conditions or actions that the Group may take in response to shifting consumer preferences, including production and pricing changes. For additional information on factors affecting vehicle profitability, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends, Uncertainties and Opportunities.”
Moreover, we tend to operate with negative working capital as we generally receive payments from vehicle sales to dealers within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, if vehicle sales decline we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers during a period in which we receive reduced proceeds from vehicle sales. If vehicle sales do not increase, or if they were to fall short of our assumptions, due to financial crisis, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of certain vehicles, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.
Our businesses are affected by global financial markets and general economic and other conditions over which we have little or no control.

Our results of operations and financial position may be influenced by various macroeconomic factors—including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates for or availability of consumer and business credit, energy prices, the cost of commodities or other raw materials, the rate of unemployment and foreign currency exchange rates—within the various countries in which we operate.

Beginning in 2008, global financial markets have experienced severe disruptions, resulting in a material deterioration of the global economy. The global economic recession in 2008 and 2009, which affected most regions and business sectors, resulted in a sharp decline in demand for automobiles. Although more recently we have seen signs of recovery in certain regions, the overall global economic outlook remains uncertain.
In Europe, in particular, despite measures taken by several governments and monetary authorities to provide financial assistance to certain Eurozone countries and to avoid default on sovereign debt obligations, concerns persist regarding the debt burden of several countries. These concerns, along with the significant fiscal adjustments carried out in several countries, intended to manage actual or perceived sovereign credit risk, led to further pressure on economic growth and to new periods of recession. Prior to a slight improvement in 2014, European automotive industry sales declined over several years following a period in which sales were supported by government incentive schemes, particularly those designed to promote sales of more fuel efficient and low emission vehicles. Prior to the global financial crisis, industry-wide sales of passenger cars in Europe were 16 million units in 2007. In 2014, following six years of sales declines, sales in that region rose 5 percent over 2013 to 13 million passenger cars. From 2011 to 2014, our market share of the European passenger car market decreased from 7.0 percent to 5.8 percent, and we have reported losses and negative EBIT in each of the past four years in the Europe, Middle East and Africa, or EMEA, segment. See “Business—Overview of Our Business” for a description of our reportable segments. These ongoing concerns could have a detrimental impact on the global economic recovery, as well as on the financial condition of European financial institutions, which could result in greater volatility, reduced liquidity, widening of credit spreads and lack of price transparency in credit markets. Widespread austerity measures in many countries in which we operate could continue to adversely affect consumer confidence, purchasing power and spending, which could adversely affect our financial condition and results of operations.
A majority of our revenues have been generated in the NAFTA segment, as vehicle sales in North America have experienced significant growth from the low vehicle sales volumes in 2009-2010. However, this recovery may not be sustained or may be limited to certain classes of vehicles. Since the recovery may be partially attributable to the pent-up demand and average age of vehicles in North America following the extended economic downturn, there can be no assurances that continued improvements in general economic conditions or employment levels will lead to additional increases in vehicle sales. As a result, North America may experience limited growth or decline in vehicle sales in the future.
In addition, slower expansion or recessionary conditions are being experienced in major emerging countries, such as China, Brazil and India. In addition to weaker export business, lower domestic demand has also led to a slowing economy in these countries. These factors could adversely affect our financial condition and results of operations.
In general, the automotive sector has historically been subject to highly cyclical demand and tends to reflect the overall performance of the economy, often amplifying the effects of economic trends. Given the difficulty in predicting the magnitude and duration of economic cycles, there can be no assurances as to future trends in the demand for products sold by us in any of the markets in which we operate.
In addition to slow economic growth or recession, other economic circumstances—such as increases in energy prices and fluctuations in prices of raw materials or contractions in infrastructure spending—could have negative consequences for the industry in which we operate and, together with the other factors referred to previously, could have a material adverse effect on our financial condition and results of operations.
We may be unsuccessful in efforts to expand the international reach of some of our brands that we believe have global appeal and reach.

The growth strategies reflected in our 2014-2018 Strategic Business Plan, or Business Plan, will require us to make significant investments, including to expand several brands that we believe to have global appeal into new markets. Such strategies include expanding sales of the Jeep brand globally, most notably through localized production in Asia and Latin America and reintroduction of the Alfa Romeo brand in North America and other markets throughout the world. Our plans also include a significant expansion of our Maserati brand vehicles to cover all segments of the luxury vehicle market. This will require significant investments in our production facilities and in distribution networks in these markets. If we are unable to introduce vehicles that appeal to consumers in these markets and achieve our brand expansion strategies, we may be unable to earn a sufficient return on these investments and this could have a material adverse effect on our financial condition and results of operations.

Product recalls and warranty obligations may result in direct costs, and loss of vehicle sales could have material adverse effects on our business.

We, and the U.S. automotive industry in general, have recently experienced a significant increase in recall activity to address performance, compliance or safety-related issues. The costs we incur to recall vehicles typically include the cost of replacement parts and labor to remove and replace parts, substantially depend on the nature of the remedy and the number of vehicles affected, and may arise many years after a vehicle’s sale. Product recalls may also harm our reputation and may cause consumers to question the safety or reliability of our products.
Any costs incurred, or lost vehicle sales, resulting from product recalls could materially adversely affect our financial condition and results of operations. Moreover, if we face consumer complaints, or we receive information from vehicle rating services that calls into question the safety or reliability of one of our vehicles and we do not issue a recall, or if we do not do so on a timely basis, our reputation may also be harmed and we may lose future vehicle sales.
We are also obligated under the terms of our warranty agreements to make repairs or replace parts in our vehicles at our expense for a specified period of time. Therefore, any failure rate that exceeds our assumptions may result in unanticipated losses.
Our future performance depends on our ability to expand into new markets as well as enrich our product portfolio and offer innovative products in existing markets.

Our success depends, among other things, on our ability to maintain or increase our share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that are attractive to customers and provide adequate profitability. Following our January 2014 acquisition of the approximately 41.5 percent interest in FCA US that we did not already own, we announced our Business Plan in May 2014. Our Business Plan includes a number of product initiatives designed to improve the quality of our product offerings and grow sales in existing markets and expand in new markets.
It generally takes two years or more to design and develop a new vehicle, and a number of factors may lengthen that schedule. Because of this product development cycle and the various elements that may contribute to consumers’ acceptance of new vehicle designs, including competitors’ product introductions, fuel prices, general economic conditions and changes in styling preferences, an initial product concept or design that we believe will be attractive may not result in a vehicle that will generate sales in sufficient quantities and at high enough prices to be profitable. A failure to develop and offer innovative products that compare favorably to those of our principal competitors, in terms of price, quality, functionality and features, with particular regard to the upper-end of the product range, or delays in bringing strategic new models to the market, could impair our strategy, which would have a material adverse effect on our financial condition and results of operations. Additionally, our high proportion of fixed costs, both due to our significant investment in property, plant and equipment as well as the requirements of our collective bargaining agreements, which limit our flexibility to adjust personnel costs to changes in demand for our products, may further exacerbate the risks associated with incorrectly assessing demand for our vehicles.
Further, if we determine that a safety or emissions defect, a mechanical defect or a non-compliance with regulation exists with respect to a vehicle model prior to the retail launch, the launch of such vehicle could be delayed until we remedy the defect or non-compliance. The costs associated with any protracted delay in new model launches necessary to remedy such defect, and the cost of providing a free remedy for such defects or noncompliance in vehicles that have been sold, could be substantial.
The automotive industry is highly competitive and cyclical and we may suffer from those factors more than some of our competitors.

Substantially all of our revenues are generated in the automotive industry, which is highly competitive, encompassing the production and distribution of passenger cars, light commercial vehicles and components and production systems. We face competition from other international passenger car and light commercial vehicle manufacturers and distributors and components suppliers in Europe, North America, Latin America and the Asia Pacific region. These markets are all highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered, and many of our competitors are better capitalized with larger market shares.

Competition, particularly in pricing, has increased significantly in the automotive industry in recent years. Global vehicle production capacity significantly exceeds current demand, partly as a result of lower growth in demand for vehicles. This overcapacity, combined with high levels of competition and weakness of major economies, has intensified and may further intensify pricing pressures.
Our competitors may respond to these conditions by attempting to make their vehicles more attractive or less expensive to customers by adding vehicle enhancements, providing subsidized financing or leasing programs, or by reducing vehicle prices whether directly or by offering option package discounts, price rebates or other sales incentives in certain markets. In addition,manufacturers in countries that have lower production costs have announced that they intend to export lower-cost automobiles to established markets. These actions have had, and could continue to have, a negative impact on our vehicle pricing, market share, and results of operations.
In the automotive business, sales to end-customers are cyclical and subject to changes in the general condition of the economy, the readiness of end-customers to buy and their ability to obtain financing, as well as the possible introduction of measures by governments to stimulate demand. The automotive industry is also subject to the constant renewal of product offerings through frequent launches of new models. A negative trend in the automotive industry or our inability to adapt effectively to external market conditions coupled with more limited capital than many of our principal competitors could have a material adverse impact on our financial condition and results of operations.
Our current credit rating is below investment grade and any further deterioration may significantly affect our funding and prospects.

The ability to access the capital markets or other forms of financing and the related costs depend, among other things, on our credit ratings. Following downgrades by the major rating agencies, we are currently rated below investment grade. The rating agencies review these ratings regularly and, accordingly, new ratings may be assigned to us in the future. It is not currently possible to predict the timing or outcome of any ratings review. Any downgrade may increase our cost of capital and potentially limit our access to sources of financing, which may cause a material adverse effect on our business prospects, earnings and financial position. Since the ratings agencies may separately review and rate FCA US on a standalone basis, it is possible that our credit ratings may not benefit from any improvements in FCA US’s credit ratings or that a deterioration in FCA US’s credit ratings could result in a negative rating review of us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information on our financing arrangements.
We may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on our results of operations.

We may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that may prevent us from realizing the expected benefits of the transactions or achieving our strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial or other reasons, or if such strategic alliances or other relationships were terminated, our product lines, businesses, financial position and results of operations could be adversely affected.
We may not achieve the expected benefits from our integration of the Group’s operations.

The January 2014 acquisition of the approximately 41.5 percent interest in FCA US we did not already own and the related integration of the two businesses is intended to provide us with a number of long-term benefits, including allowing new vehicle platforms and powertrain technologies to be shared across a larger volume, as well as procurement benefits and global distribution opportunities, particularly the extension of brands into new markets. The integration is also intended to facilitate penetration of key brands in several international markets where we believe products would be attractive to consumers, but where we currently do not have significant market penetration.
The ability to realize the benefits of the integration is critical for us to compete with other automakers. If we are unable to convert the opportunities presented by the integration into long-term commercial benefits, either by improving sales of vehicles and service parts, reducing costs or both, our financial condition and results of operations may be materially adversely affected.
We may be exposed to shortfalls in our pension plans.

Our defined benefit pension plans are currently underfunded. As of December 31, 2014, our defined benefit pension plans were underfunded by approximately €5.1 billion (€4.8 billion of which relates to FCA US’s defined benefit pension plans). Our pension funding obligations may increase significantly if the investment performance of plan assets does not keep pace with benefit payment obligations. Mandatory funding obligations may increase because of lower than anticipated returns on plan assets, whether as a result of overall weak market performance or particular investment decisions, changes in the level of interest rates used to determine required funding levels, changes in the level of benefits provided for by the plans, or any changes in applicable law related to funding requirements. Our defined benefit plans currently hold significant investments in equity and fixed income securities, as well as investments in less liquid instruments such as private equity, real estate and certain hedge funds. Due to the complexity and magnitude of certain investments, additional risks may exist, including significant changes in investment policy, insufficient market capacity to complete a particular investment strategy and an inherent divergence in objectives between the ability to manage risk in the short term and the ability to quickly rebalance illiquid and long-term investments.
To determine the appropriate level of funding and contributions to our defined benefit plans, as well as the investment strategy for the plans, we are required to make various assumptions, including an expected rate of return on plan assets and a discount rate used to measure the obligations under defined benefit pension plans. Interest rate increases generally will result in a decline in the value of investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases will generally increase the value of investments in fixed income securities and the present value of the obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Pension plans.”
Any reduction in the discount rate or the value of plan assets, or any increase in the present value of obligations, may increase our pension expenses and required contributions and, as a result, could constrain liquidity and materially adversely affect our financial condition and results of operations. If we fail to make required minimum funding contributions, we could be subject to reportable event disclosure to the U.S. Pension Benefit Guaranty Corporation, as well as interest and excise taxes calculated based upon the amount of any funding deficiency. With our ownership in FCA US now equal to 100 percent, we may become subject to certain U.S. legal requirements making us secondarily responsible for a funding shortfall in certain of FCA US’s pension plans in the event these pension plans were terminated and FCA US were to become insolvent.
We may not be able to provide adequate access to financing for our dealers and retail customers.

Our dealers enter into wholesale financing arrangements to purchase vehicles from us to hold in inventory and facilitate retail sales, and retail customers use a variety of finance and lease programs to acquire vehicles.

Unlike many of our competitors, we do not own and operate a controlled finance company dedicated solely to our mass-market operations in the U.S. and certain key markets in Europe. Instead we have elected to partner with specialized financial services providers through joint ventures and commercial agreements. Our lack of a controlled finance company in these key markets may increase the risk that our dealers and retail customers will not have access to sufficient financing on acceptable terms which may adversely affect our vehicle sales in the future. Furthermore, many of our competitors are better able to implement financing programs designed to maximize vehicle sales in a manner that optimizes profitability for them and their finance companies on an aggregate basis. Since our ability to compete depends on access to appropriate sources of financing for dealers and retail customers, our lack of a controlled finance company in those markets could adversely affect our results of operations.
In other markets, we rely on controlled finance companies, joint ventures and commercial relationships with third parties, including third party financial institutions, to provide financing to our dealers and retail customers. Finance companies are subject to various risks that could negatively affect their ability to provide financing services at competitive rates, including:

•	the performance of loans and leases in their portfolio, which could be materially affected by delinquencies, defaults or prepayments;

•	wholesale auction values of used vehicles;

•	higher than expected vehicle return rates and the residual value performance of vehicles they lease; and

•	fluctuations in interest rates and currency exchange rates.

Any financial services provider, including our joint ventures and controlled finance companies, will face other demands on its capital, including the need or desire to satisfy funding requirements for dealers or customers of our competitors as well as liquidity issues relating to other investments. Furthermore, they may be subject to regulatory changes that may increase their costs, which may impair their ability to provide competitive financing products to our dealers and retail customers.
To the extent that a financial services provider is unable or unwilling to provide sufficient financing at competitive rates to our dealers and retail customers, such dealers and retail customers may not have sufficient access to financing to purchase or lease our vehicles. As a result, our vehicle sales and market share may suffer, which would adversely affect our financial condition and results of operations.
Vehicle sales depend heavily on affordable interest rates for vehicle financing.

In certain regions, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other things, expansive government monetary policies. To the extent that interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail customers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our retail customers may not desire to or be able to obtain financing to purchase or lease our vehicles. Furthermore, because our customers may be relatively more sensitive to changes in the availability and adequacy of financing and macroeconomic conditions, our vehicle sales may be disproportionately affected by changes in financing conditions relative to the vehicle sales of our competitors.

Limitations on our liquidity and access to funding may limit our ability to execute our Business Plan and improve our financial condition and results of operations.

Our future performance will depend on, among other things, our ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible access to capital markets or other sources of financing. Although we have measures in place that are designed to ensure that adequate levels of working capital and liquidity are maintained, declines in sales volumes could have a negative impact on the cash-generating capacity of our operating activities. For a discussion of these factors, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We could, therefore, find ourselves in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any limitations on our liquidity, due to decreases in vehicle sales, the amount of or restrictions in our existing indebtedness, conditions in the credit markets, general economic conditions or otherwise, may adversely impact our ability to execute our Business Plan and impair our financial condition and results of operations. In addition, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, customers, suppliers and financial service providers, to do business with us, which may adversely affect our financial condition and results of operations.
Our ability to achieve cost reductions and to realize production efficiencies is critical to maintaining our competitiveness and long-term profitability.

We are continuing to implement a number of cost reduction and productivity improvement initiatives in our operations, for example, by increasing the number of vehicles that are based on common platforms, reducing dependence on sales incentives offered to dealers and consumers, leveraging purchasing capacity and volumes and implementing World Class Manufacturing, or WCM, principles. WCM principles are intended to eliminate waste of all types, and improve worker efficiency, productivity, safety and vehicle quality as well as worker flexibility and focus on removing capacity bottlenecks to maximize output when market demand requires without having to resort to significant capital investments. As part of our Business Plan, we plan to continue our efforts to extend our WCM programs into all of our production facilities and benchmark across all of our facilities around the world. See “Business—Mass-Market Vehicles—Mass-Market Vehicle Design and Manufacturing” for a discussion of these efforts. Our future success depends upon our ability to implement these initiatives successfully throughout our operations. While some productivity improvements are within our control, others depend on external factors, such as commodity prices, supply capacity limitations, or trade regulation. These external factors may make it more difficult to reduce costs as planned, and we may sustain larger than expected production expenses, materially affecting our business and results of operations. Furthermore, reducing costs may prove difficult due to the need to introduce new and improved products in order to meet consumer expectations.
Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations, antitrust, intellectual property, tax and other legal proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against us is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect on our financial condition or results of operations, such matters could have, in the aggregate, a material adverse effect on our financial condition or results of operations. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage with respect to certain claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See “Business—Legal Proceedings” and also Notes 26 and 33 of our Consolidated Financial Statements included elsewhere in this Prospectus for additional information regarding legal proceedings to which we are subject.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business reputation and cause a default under certain covenants in our credit agreements and other debt.

We continuously monitor and evaluate changes in our internal controls over financial reporting. In support of our drive toward common global systems, we are extending the current finance, procurement, and capital project and investment management systems to new areas of operations. As appropriate, we continue to modify the design and documentation of internal control processes and procedures relating to the new systems to simplify and automate many of our previous processes. Our management believes that the implementation of these systems will continue to improve and enhance internal controls over financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business reputation.
In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a default under certain covenants in the indentures governing certain of our public indebtedness, and other credit agreements.
A disruption in our information technology could compromise confidential and sensitive information.

We depend on our information technology and data processing systems to operate our business, and a significant malfunction or disruption in the operation of our systems, or a security breach that compromises the confidential and sensitive information stored in those systems, could disrupt our business and adversely impact our ability to compete.
Our ability to keep our business operating effectively depends on the functional and efficient operation of our information, data processing and telecommunications systems, including our vehicle design, manufacturing, inventory tracking and billing and payment systems. We rely on these systems to make a variety of day-to-day business decisions as well as to track transactions, billings, payments and inventory. Such systems are susceptible to malfunctions and interruptions due to equipment damage, power outages, and a range of other hardware, software and network problems. Those systems are also susceptible to cybercrime, or threats of intentional disruption, which are increasing in terms of sophistication and frequency. For any of these reasons, we may experience systems malfunctions or interruptions. Although our systems are diversified, including multiple server locations and a range of software applications for different regions and functions, and we are currently undergoing an effort to assess and ameliorate risks to our systems, a significant or large-scale malfunction or interruption of any one of our computer or data processing systems could adversely affect our ability to manage and keep our operations running efficiently, and damage our reputation if we are unable to track transactions and deliver products to our dealers and customers. A malfunction that results in a wider or sustained disruption to our business could have a material adverse effect on our business, financial condition and results of operations.
In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including vehicle design, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our vehicle sales may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of ever-changing laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause consumers to purchase their vehicles from our competitors. Ultimately, any significant compromise in the integrity of our data security could have a material adverse effect on our business.

We may not be able to adequately protect our intellectual property rights, which may harm our business.

Our success depends, in part, on our ability to protect our intellectual property rights. If we fail to protect our intellectual property rights, others may be able to compete against us using intellectual property that is the same as or similar to our own. In addition, there can be no guarantee that our intellectual property rights are sufficient to provide us with a competitive advantage against others who offer products similar to ours. Despite our efforts, we may be unable to prevent third parties from infringing our intellectual property and using our technology for their competitive advantage. Any such infringement and use could adversely affect our business, financial condition or results of operations.
The laws of some countries in which we operate do not offer the same protection of our intellectual property rights as do the laws of the U.S. or Europe. In addition, effective intellectual property enforcement may be unavailable or limited in certain countries, making it difficult for us to protect our intellectual property from misuse or infringement there. Our inability to protect our intellectual property rights in some countries may harm our business, financial condition or results of operations.
We are subject to risks relating to international markets and exposure to changes in local conditions.

We are subject to risks inherent to operating globally, including those related to:

•	exposure to local economic and political conditions;

•	import and/or export restrictions;

•	multiple tax regimes, including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments to or from subsidiaries;

•
foreign investment and/or trade restrictions or requirements, foreign exchange controls and restrictions on the repatriation of funds. In particular, current regulations limit our ability to access and transfer liquidity out of Venezuela to meet demands in other countries and also subject us to increased risk of devaluation or other foreign exchange losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments” for more information regarding our Venezuela operations; and

•	the introduction of more stringent laws and regulations.

Unfavorable developments in any one or a combination of these areas (which may vary from country to country) could have a material adverse effect on our financial condition and results of operations.
Our success largely depends on the ability of our current management team to operate and manage effectively.

Our success largely depends on the ability of our senior executives and other members of management to effectively manage the Group and individual areas of the business. In particular, our Chief Executive Officer, Sergio Marchionne, is critical to the execution of our new strategic direction and implementation of the Business Plan. Although Mr. Marchionne has indicated his intention to remain as our Chief Executive Officer through the period of our Business Plan, if we were to lose his services or those of any of our other senior executives or key employees it could have a material adverse effect on our business prospects, earnings and financial position. We have developed succession plans that we believe are appropriate in the circumstances, although it is difficult to predict with any certainty that we will replace these individuals with persons of equivalent experience and capabilities. If we are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel our business, financial condition and results of operations may suffer.

Developments in emerging market countries may adversely affect our business.

We operate in a number of emerging markets, both directly (e.g., Brazil and Argentina) and through joint ventures and other cooperation agreements (e.g., Turkey, India, China and Russia). Our Business Plan provides for expansion of our existing sales and manufacturing presence in our South and Central America, or LATAM and Asia and Pacific countries, or APAC, regions. In recent years we have been the market leader in Brazil, which has provided a key contribution to our financial performance. Our exposure to other emerging countries has increased in recent years, as have the number and importance of such joint ventures and cooperation agreements. Economic and political developments in Brazil and other emerging markets, including economic crises or political instability, have had and could have in the future material adverse effects on our financial condition and results of operations. Further, in certain markets in which we or our joint ventures operate, government approval may be required for certain activities, which may limit our ability to act quickly in making decisions on our operations in those markets.
Maintaining and strengthening our position in these emerging markets is a key component of our global growth strategy in our Business Plan. However, with competition from many of the largest global manufacturers as well as numerous smaller domestic manufacturers, the automotive market in these emerging markets is highly competitive. As these markets continue to grow, we anticipate that additional competitors, both international and domestic, will seek to enter these markets and that existing market participants will try to aggressively protect or increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share, which could have a material adverse effect on our financial condition and results of operations.
Our reliance on joint ventures in certain emerging markets may adversely affect the development of our business in those regions.

We intend to expand our presence in emerging markets, including China and India, through partnerships and joint ventures. For instance, we have entered into a joint venture with Guangzhou Automobile Group Co., Ltd, or GAC Group, which will localize production of three new Jeep vehicles for the Chinese market and expand the portfolio of Jeep sport utility vehicles, or SUVs, currently available to Chinese consumers as imports. We have also entered into a joint venture with TATA Motors Limited for the production of certain of our vehicles, engines and transmissions in India.
Our reliance on joint ventures to enter or expand our presence in these markets may expose us to risk of conflict with our joint venture partners and the need to divert management resources to overseeing these shareholder arrangements. Further, as these arrangements require cooperation with third party partners, these joint ventures may not be able to make decisions as quickly as we would if we were operating on our own or may take actions that are different from what we would do on a standalone basis in light of the need to consider our partners’ interests. As a result, we may be less able to respond timely to changes in market dynamics, which could have an adverse effect on our financial condition and results of operations.
Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, may have a significant effect on how we do business and may adversely affect our results of operations.

In order to comply with government regulations related to fuel economy and emissions standards, we must devote significant financial and management resources, as well as vehicle engineering and design attention, to these legal requirements. We expect the number and scope of these regulatory requirements, along with the costs associated with compliance, to increase significantly in the future and these costs could be difficult to pass through to customers. As a result, we may face limitations on the types of vehicles we produce and sell and where we can sell them, which could have a material adverse impact on our financial condition and results of operations. For a discussion of these regulations, see “Business—Environmental and Other Regulatory Matters.”
Government initiatives to stimulate consumer demand for products sold by us, such as changes in tax treatment or purchase incentives for new vehicles, can substantially influence the timing and level of our revenues. The size and duration of such government measures are unpredictable and outside of our control. Any adverse change in government policy relating to those measures could have material adverse effects on our business prospects, financial condition and results of operations.

The financial resources required to develop and commercialize vehicles incorporating sustainable technologies for the future are significant, as are the barriers that limit the mass-market potential of such vehicles.

Our product strategy is driven by the objective of achieving sustainable mobility by reducing the environmental impact of vehicles over their entire life cycle. We therefore intend to continue investing capital resources to develop new sustainable technology. We aim to increase the use of alternative fuels, such as natural gas, by continuing to offer a range of dual-fuel passenger cars and commercial vehicles. Additionally, we plan to continue developing alternative propulsion systems, particularly for vehicles driven in urban areas (such as the zero-emission Fiat 500e).
In many cases, technological and cost barriers limit the mass-market potential of sustainable natural gas and electric vehicles. In certain other cases the technologies that we plan to employ are not yet commercially practical and depend on significant future technological advances by us and by suppliers. There can be no assurance that these advances will occur in a timely or feasible manner, that the funds we have budgeted or expended for these purposes will be adequate, or that we will be able to obtain rights to use these technologies. Further, our competitors and others are pursuing similar technologies and other competing technologies and there can be no assurance that they will not acquire similar or superior technologies sooner than we will or on an exclusive basis or at a significant price advantage.
Labor laws and collective bargaining agreements with our labor unions could impact our ability to increase the efficiency of our operations.

Substantially all of our production employees are represented by trade unions, are covered by collective bargaining agreements and/or are protected by applicable labor relations regulations that may restrict our ability to modify operations and reduce costs quickly in response to changes in market conditions. See “Business—Overview of Our Business” for a description of these arrangements. These and other provisions in our collective bargaining agreements may impede our ability to restructure our business successfully to compete more effectively, especially with those automakers whose employees are not represented by trade unions or are subject to less stringent regulations, which could have a material adverse effect on our financial condition and results of operations.
We depend on our relationships with suppliers.

We purchase raw materials and components from a large number of suppliers and depend on services and products provided by companies outside the Group. Close collaboration between an original equipment manufacturer, or OEM, and its suppliers is common in the automotive industry, and although this offers economic benefits in terms of cost reduction, it also means that we depend on our suppliers and are exposed to the possibility that difficulties, including those of a financial nature, experienced by those suppliers (whether caused by internal or external factors) could have a material adverse effect on our financial condition and results of operations.
We face risks associated with increases in costs, disruptions of supply or shortages of raw materials.

We use a variety of raw materials in our business including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium, as well as energy. The prices for these raw materials fluctuate, and market conditions can affect our ability to manage our cost of sales over the short term. We seek to manage this exposure, but we may not be successful in managing our exposure to these risks. Substantial increases in the prices for raw materials would increase our operating costs and could reduce profitability if the increased costs cannot be offset by changes in vehicle prices or countered by productivity gains. In particular, certain raw materials are sourced from a limited number of suppliers and from a limited number of countries. We cannot guarantee that we will be able to maintain arrangements with these suppliers that assure access to these raw materials, and in some cases this access may be affected by factors outside of our control and the control of our suppliers. For instance, natural or man-made disasters or civil unrest may have severe and unpredictable effects on the price of certain raw materials in the future.
As with raw materials, we are also at risk for supply disruption and shortages in parts and components for use in our vehicles for many reasons including, but not limited to, tight credit markets or other financial distress, natural or man-made disasters, or production difficulties. We will continue to work with suppliers to monitor potential disruptions and shortages and to mitigate the effects of any emerging shortages on our production volumes and revenues. However, there can be no assurances that these events will not have an adverse effect on our production in the future, and any such effect may be material.

Any interruption in the supply or any increase in the cost of raw materials, parts, components and systems could negatively impact our ability to achieve our vehicle sales objectives and profitability. Long-term interruptions in supply of raw materials, parts, components and systems may result in a material impact on vehicle production, vehicle sales objectives, and profitability. Cost increases which cannot be recouped through increases in vehicle prices, or countered by productivity gains, may result in a material impact on our financial condition and/or results of operations.
We are subject to risks associated with exchange rate fluctuations, interest rate changes, credit risk and other market risks.

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the differences in geographic distribution of our manufacturing activities and commercial activities, resulting in cash flows from sales being denominated in currencies different from those connected to purchases or production activities.
We use various forms of financing to cover funding requirements for our industrial activities and for providing financing to our dealers and customers. Moreover, liquidity for industrial activities is also principally invested in variable-rate or short-term financial instruments. Our financial services businesses normally operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can affect net revenues, finance costs and margins.
We seek to manage risks associated with fluctuations in currency and interest rates through financial hedging instruments. Despite such hedges being in place, fluctuations in currency or interest rates could have a material adverse effect on our financial condition and results of operations. For example, the weakening of the Brazilian Real against the Euro in 2014 impacted the results of operations of our LATAM segment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”
Our financial services activities are also subject to the risk of insolvency of dealers and retail customers, as well as unfavorable economic conditions in markets where these activities are carried out. Despite our efforts to mitigate such risks through the credit approval policies applied to dealers and retail customers, there can be no assurances that we will be able to successfully mitigate such risks, particularly with respect to a general change in economic conditions.
It may be difficult to enforce U.S. judgments against us.

We are incorporated under the laws of the Netherlands, and a substantial portion of our assets are outside of the U.S. Most of our directors and senior management and our independent auditors are resident outside the U.S., and all or a substantial portion of their respective assets may be located outside the U.S. As a result, it may be difficult for U.S. investors to effect service of process within the U.S. upon these persons. It may also be difficult for U.S. investors to enforce within the U.S. judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. In addition, there is uncertainty as to whether the courts outside the U.S. would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and our independent auditors.
We operate so as to be treated as exclusively resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being tax resident elsewhere.

We are not a company incorporated in the United Kingdom, or U.K. Therefore, whether we are resident in the U.K. for tax purposes will depend on whether our “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that we, a group holding company, are likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as we intend, (i) at least half of the meetings of our Board of Directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the U.K.; and (v) we have permanent staffed office premises in the U.K.

Even if we are resident in the U.K. for tax purposes on this basis, as expected, we would nevertheless not be treated as U.K.-resident if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (b) there is a tie-breaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.
Our residence for Italian tax purposes is largely a question of fact based on all circumstances. A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of the Italian Consolidated Tax Act, or CTA. However, we have set up and thus far maintained, and intend to continue to maintain, our management and organizational structure in such a manner that we should be deemed resident in the U.K. from our incorporation for the purposes of the Italy-U.K. tax treaty. The result of this is that we should not be regarded as an Italian tax resident either for the purposes of the Italy-U.K. tax treaty or for Italian domestic law purposes. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as an Italian tax resident, we would be subject to taxation in Italy on our worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses.
Even if our “central management and control” is in the U.K. as expected, we will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that we are incorporated there. Nonetheless, we will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case. We have applied for a ruling from the U.K. and Dutch competent authorities that we should be treated as resident solely in the U.K. for the purposes of the treaty. The outcome of that application cannot be guaranteed and it is possible that the U.K. and Dutch competent authorities may fail to reach an agreement. We anticipate, however, that, so long as the factors listed in the third preceding paragraph are present at all material times, the possibility that the U.K. and Dutch competent authorities will rule that we should be treated as solely resident in the Netherlands is remote. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn or cease to apply.
We therefore expect to continue to be treated as resident in the U.K. and subject to U.K. corporation tax.
Unless and until the U.K. and the Dutch competent authorities rule that we should be treated as solely resident in the U.K. for the purposes of the Netherlands-U.K. double tax treaty, the Netherlands will be allowed to levy tax on us as a Dutch-tax-resident taxpayer.
The U.K.’s controlled foreign company taxation rules may reduce net returns to shareholders.

On the assumption that we are resident for tax purposes in the U.K., we will be subject to the U.K. controlled foreign company, or CFC, rules. The CFC rules can subject U.K.-tax-resident companies (in this case, us) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25 percent direct or indirect interest. Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25 percent threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad (it includes economic rights) and captures some joint ventures.
Various exemptions are available. One of these is that a CFC must be subject to tax in its territory of residence at an effective rate not less than 75 percent of the rate to which it would be subject in the U.K., after making specified adjustments. Another of the exemptions (the “excluded territories exemption”) is that the CFC is resident in a jurisdiction specified by HMRC in regulations (several jurisdictions in which our group has significant operations, including Brazil, Italy and the U.S., are so specified). For this exemption to be available, the CFC must not be involved in an arrangement with a main purpose of avoiding U.K. tax and the CFC’s income falling within certain categories (often referred to as the CFC’s “bad income”) must not exceed a set limit. In the case of the U.S. and certain other countries, the “bad income” test need not be met if the CFC does not have a permanent establishment in any other territory and the CFC or persons with an interest in it are subject to tax in its home jurisdiction on all its income (other than non-deductible distributions). We expect that our principal operating activities should fall within one or more of the exemptions from the CFC rules, in particular the excluded territories exemption.

Where the entity exemptions are not available, profits from activities other than finance or insurance will only be subject to apportionment under the CFC rules where:

•
some of the CFC’s assets or risks are acquired, managed or controlled to any significant extent in the U.K. (a) other than by a U.K. permanent establishment of the CFC and (b) other than under arm’s length arrangements;

•	the CFC could not manage the assets or risks itself; and

•
the CFC is party to arrangements which increase its profits while reducing tax payable in the U.K. and the arrangements would not have been made if they were not expected to reduce tax in some jurisdiction.

Profits from finance activities (whether considered trading or non-trading profits for U.K. tax purposes) or from insurance may be subject to apportionment under the CFC rules if they meet the tests set out above or specific tests for those activities. A full or 75 percent exemption may also be available for some non-trading finance profits.
Although we do not expect the U.K.’s CFC rules to have a material adverse impact on our financial position, the effect of the new CFC rules on us is not yet certain. We will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the CFC rules may have a material adverse impact on our financial position, reducing net returns to our shareholders.
The existence of a permanent establishment in Italy for us after the Merger is a question of fact based on all the circumstances.

Whether we have maintained a permanent establishment in Italy after the Merger, or an Italian P.E., is largely a question of fact based on all the circumstances. We believe that, on the understanding that we should be a U.K.-resident company under the Italy-U.K. tax treaty, we are likely to be treated as maintaining an Italian P.E. because we have maintained and intend to continue to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on our assets connected with the Italian P.E. cannot be taxed as a result of the Merger; (ii) our tax-deferred reserves cannot be taxed, inasmuch as they have been recorded in the Italian P.E.’s financial accounts; and (iii) the Italian fiscal unit that was headed by Fiat before the Merger or the Fiscal Unit, continues with respect to our Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth.
According to Article 124(5) of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities, in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit that was previously in place between Fiat and its Italian subsidiaries. We filed a ruling request with the Italian tax authorities in respect of the continuation of the Fiscal Unit via the Italian P.E. on April 16, 2014. The Italian tax authorities issued the ruling on December 10, 2014 or the Ruling, confirming that the Fiscal Unit may continue via the Italian P.E. However, the Ruling is an interpretative ruling. It is not an assessment of a certain set of facts and circumstances. Therefore, even though the Ruling confirms that the Fiscal Unit may continue via the Italian P.E., this does not rule out that the Italian tax authorities may in the future verify whether we actually have a P.E. in Italy and potentially challenge the existence of such P.E. Because the analysis is highly factual, there can be no assurance regarding our maintenance of an Italian P.E. after the Merger.
Risks Relating to Our Substantial Existing Indebtedness

We have significant outstanding indebtedness, which may limit our ability to obtain additional funding on competitive terms and limit our financial and operating flexibility.

The extent of our indebtedness could have important consequences on our operations and financial results, including:

•	we may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•
we may need to use a portion of our projected future cash flow from operations to pay principal and interest on our indebtedness, which may reduce the amount of funds available to us for other purposes;

•	we may be more financially leveraged than some of our competitors, which may put us at a competitive disadvantage; and

•	we may not be able to adjust rapidly to changing market conditions, which may make us more vulnerable to a downturn in general economic conditions or our business.

These risks may be exacerbated by volatility in the financial markets, particularly those resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.
Even after the January 2014 acquisition of the approximately 41.5 percent interest in FCA US that we did not already own, FCA US continues to manage financial matters, including funding and cash management, separately. Additionally, we have not provided guarantees or security or undertaken any other similar commitment in relation to any financial obligation of FCA US, nor do we have any commitment to provide funding to FCA US in the future.
Furthermore, certain of our bonds include covenants that may be affected by FCA US’s circumstances . In particular, these bonds include cross-default clauses which may accelerate the relevant issuer’s obligation to repay its bonds in the event that FCA US fails to pay certain debt obligations on maturity or is otherwise subject to an acceleration in the maturity of any of those obligations. Therefore, these cross-default provisions could require early repayment of those bonds in the event FCA US’s debt obligations are accelerated or are not repaid at maturity. There can be no assurance that the obligation to accelerate the repayment by FCA US of its debts will not arise or that it will be able to pay its debt obligations when due at maturity.
In addition, one of our existing revolving credit facilities, expiring in July 2016, provides some limits on our ability to provide financial support to FCA US.
Restrictive covenants in our debt agreements could limit our financial and operating flexibility.

The indentures governing certain of our outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of certain companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding our credit facilities and debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Restrictions arising out of FCA US’s debt instruments may hinder our ability to manage our operations on a consolidated, global basis.

FCA US is party to credit agreements for certain senior credit facilities and an indenture for two series of secured senior notes. These debt instruments include covenants that restrict FCA US’s ability to pay dividends or enter into sale and leaseback transactions, make certain distributions or purchase or redeem capital stock, prepay other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities.

In particular, in January 2014 and February 2015, FCA US paid distributions of U.S.$1.9 billion and U.S.$1.3 billion, respectively, to its members. Further distributions will be limited to 50 percent of FCA US’s cumulative consolidated net income (as defined in the agreements) from the period from January 1, 2012 until the end of the most recent fiscal quarter, less the amounts of the January 2014 and February 2015 distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In particular, the senior credit facilities contain, and future indebtedness may contain, other and more restrictive covenants. These agreements also limit FCA US’s ability to prepay certain of its indebtedness or impose limitations that make prepayment impractical. The senior credit facilities require FCA US to maintain borrowing base collateral coverage and a minimum liquidity threshold. A breach of any of these covenants or restrictions could result in an event of default on the indebtedness and the other indebtedness of FCA US or result in cross-default under certain of its or our indebtedness.
If FCA US is unable to comply with these covenants, its outstanding indebtedness may become due and payable and creditors may foreclose on pledged properties. In this case, FCA US may not be able to repay its debt and it is unlikely that it would be able to borrow sufficient additional funds. Even if new financing is made available to FCA US in such circumstances, it may not be available on acceptable terms.
Compliance with certain of these covenants could also restrict FCA US’s ability to take certain actions that its management believes are in FCA US’s and our best long-term interests.
Should FCA US be unable to undertake strategic initiatives due to the covenants provided for by the above-referenced instruments, our business prospects, financial condition and results of operations could be impacted.
No assurance can be given that restrictions arising out of FCA US’s debt instruments will be eliminated.

In connection with our capital planning to support the Business Plan, we have announced our intention to eliminate existing contractual terms limiting the free flow of capital among Group companies, including through the redemption of each series of FCA US’s outstanding secured senior notes no later than their optional redemption dates in June 2015 and 2016, as well as the refinancing of outstanding FCA US term loans and its revolving credit facility at or before this time. No assurance can be given regarding the timing of such transactions or that such transactions will be completed.
Substantially all of the assets of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its senior credit facilities and secured senior notes and could become subject to lenders’ contractual rights if an event of default were to occur.

FCA US and several of its U.S. subsidiaries are obligors or guarantors under FCA US’s senior credit facilities and secured senior notes. The obligations under the senior credit facilities and secured senior notes are secured by senior and junior priority, respectively, security interests in substantially all of the assets of FCA US and its U.S. subsidiary guarantors. The collateral includes 100 percent of the equity interests in FCA US’s U.S. subsidiaries, 65 percent of the equity interests in its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors, all personal property and substantially all of FCA US’s U.S. real property other than its Auburn Hills, Michigan headquarters. An event of default under FCA US’s senior credit facilities and/or secured senior notes could trigger its lenders’ or noteholders’ contractual rights to enforce their security interest in these assets.
The Notes are not guaranteed by our subsidiaries, and therefore effectively rank junior to any indebtedness or other liabilities of our subsidiaries to the extent of the assets of such subsidiaries, as well as to any secured indebtedness we may incur, to the extent of the assets securing such indebtedness.

We are a holding company and most of our operations are conducted through our subsidiaries. Therefore, payments of interest and principal on the Notes depend on the ability of our operating subsidiaries to distribute cash or other property to us. The Notes are not guaranteed by our subsidiaries, and therefore effectively rank junior to any indebtedness or other liabilities of our subsidiaries to the extent of the assets of such subsidiaries. The Indenture does not limit the amount of debt securities we or our subsidiaries may issue and does not restrict our ability, or the ability of our subsidiaries, to incur additional indebtedness (including, in certain cases, secured debt). Such additional debt will effectively rank senior to the Notes to the extent of the value of the assets of such subsidiaries or the assets securing such debt.

Risks Relating to the Proposed Separation of Ferrari

No assurance can be given that the Ferrari separation will occur.

No assurance can be given as to whether and when the separation of Ferrari will occur. We may determine to delay or abandon the separation at any time for any reason or for no reason.
The terms of the proposed separation of Ferrari and Ferrari’s stand-alone capital structure have not been determined.

The terms of the proposed separation of Ferrari and Ferrari’s stand-alone capital structure have not yet been determined. Our preliminary plans are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.” However, the final structure and terms of the separation may not coincide with the terms set forth in this Prospectus. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for additional information. No assurance can be given as to the terms of the prospective interest in Ferrari or the terms of how it will be distributed.
We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Ferrari.

We may not be able to achieve the financial and other benefits that we expect will result from the separation of Ferrari. The anticipated benefits of the separation are based on a number of assumptions, some of which may prove incorrect. For example, there can be no assurance that the separation of Ferrari will enable us to strengthen our capital base sufficiently to offset the loss of the earnings and potential earnings of Ferrari.
Following the Ferrari separation, the price of our common shares may fluctuate significantly.

We cannot predict the prices at which our common shares may trade after the separation, the effect of the separation on the trading prices of our common shares or whether the market value of our common shares and the common shares of Ferrari held by a shareholder after the separation will be less than, equal to or greater than the market value of our common shares held by such shareholder prior to the separation.
Risks Relating to the Notes and the Exchange Offers

If an active trading market does not develop for the Notes, you may be unable to sell your Notes or to sell your Notes at a price that you deem sufficient.
Although we expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof, we cannot assure you that our application will be approved or that any series of Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Trading on such market is not an indication of the merits of the Company or the Notes. The Notes of each series will be newly issued in exchange for the Initial Notes of the applicable series pursuant to the Exchange Offers, and there is currently no established trading market for the Notes. We were advised by the initial purchasers of the Initial Notes that they intend to make a market in the Notes and the Initial Notes. However, they are under no obligation to do so and may discontinue any market-making activities with respect to the Notes at any time without any notice. We cannot assure the liquidity of the trading market for the Notes. If an active trading market for any series of Notes does not develop, the market price and liquidity of such Notes may be adversely affected. If any series of Notes is traded, it may trade at a discount from its initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

The Notes are not guaranteed by our subsidiaries, and therefore are structurally subordinated to all liabilities of our current and future subsidiaries, and our ability to service our debt is dependent on the performance of our subsidiaries.

We are a holding company and most of our operations are conducted through our subsidiaries. We expect that payments of interest and principal that we make on the Notes will be made only to the extent that our operating subsidiaries can distribute cash or other property to us. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the Notes or to make any funds available to us for that purpose, whether by dividends, loans or other payments.

The Notes are our obligations exclusively and are not guaranteed by any of our subsidiaries. Accordingly, the Notes are structurally subordinated to the liabilities, including trade payables, lease commitments and moneys borrowed, of our subsidiaries, including the indebtedness of FCA US. In addition, the Indenture governing the Notes will not contain any limitation on the amount of liabilities, such as trade payables, that may be incurred by our subsidiaries. In the event that any of our subsidiaries becomes insolvent, liquidate, reorganize, dissolve or otherwise wind up, the assets and earnings of those subsidiaries will be used first to satisfy the claims of their creditors, trade creditors, banks and other lenders and judgment creditors, and the ability of holders of the Notes to benefit indirectly from those assets and earnings, will therefore be effectively subordinated to the claims of creditors, including trade creditors, of those subsidiaries.
The Indenture does not restrict the amount of additional debt that we may incur.

The Notes and the Indenture under which the Notes will be issued do not place any limitation on the amount of debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes, a loss in the trading value of your Notes, if any, and a risk that the credit ratings of the Notes are lowered or withdrawn.
We may not be able to repurchase the Notes upon a change of control, which would result in a default under the Notes.

Upon the occurrence of specific kinds of change of control events and unless we have previously exercised our right to redeem the Notes, each holder of Notes will have the right to require us to repurchase all or any part of such holder’s Notes at a price equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. If we experience a Change of Control Event (as defined in “Description of the Notes—Definitions—Change of Control Event”), there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the Notes. The terms of our other existing credit facilities and other financing arrangements may require repayment of amounts outstanding in the event of a change of control and limit our ability to fund the repurchase of Notes in certain circumstances.
The source of funds for any purchase of the Notes will be our available cash or cash generated from our and our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a Change of Control Event because we may not have sufficient financial resources to purchase all of the Notes that are tendered upon a Change of Control Event and to repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all. In order to avoid the obligations to repurchase the Notes, we may have to avoid certain change in control transactions that would otherwise be beneficial to us. Our failure to purchase the Notes as required by their terms would result in a default under the Indenture and the Notes, which could have material adverse consequences for us and the holders of the Notes and could lead to a cross-default under the terms of our existing and future indebtedness. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control Event” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The provisions in the Indenture and the Notes relating to change of control transactions will not necessarily afford you protection in the event of a change of control transaction, even if the transaction is highly leveraged.

The provisions in the Indenture and the Notes relating to change of control transactions will not necessarily afford you protection in the event of a highly leveraged change of control transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude or on the terms required under the definition of Change of Control Event. A Change of Control Event will occur only if there is a decline in the credit ratings assigned to the Notes, in connection with a change of control. Therefore, even if such events constitute a change of control, they may not constitute a Change of Control Event.
Changes in our credit ratings or the debt markets could adversely affect the price of the Notes.

The price at which the Notes may be sold depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by, or the market price for the Notes issued by, other comparable companies or companies in similar industries to us;

•	our financial condition, financial performance and future prospects; the overall condition of the financial markets; and the market, if any, for the Notes.

Financial market conditions and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the Notes. In addition, credit rating agencies periodically review their ratings and ratings outlook for various companies, including us. The credit rating agencies evaluate our industry as a whole, our competitors and various markets in which we compete, and may change their credit rating for us based on their view of these factors. A negative change in our rating or outlook is likely to have an adverse effect on the price of the Notes.

The Notes will mature later than a substantial portion of our other indebtedness.

The Notes will mature in 2020 and 2023, respectively. A substantial portion of our existing indebtedness will mature prior to the maturity of either series of the Notes. For example, we may issue a maximum of €20 billion of bonds under our global medium term notes program, or GMTN Program, of which approximately €10.8 billion have been issued and were outstanding at March 31, 2015. The bonds currently outstanding under our GMTN Program will mature from time to time through 2022, and we may issue additional bonds under this program that may mature prior to the maturity of any series of Notes. In addition, FCA US’s secured senior notes will mature in 2019 and 2021, respectively, unless previously redeemed pursuant to their terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Market.” FCA US’s tranche B term loan due 2017 will mature three years before the 2020 Notes and six years before the 2023 Notes, and FCA US’s tranche B term loan due 2018 will mature two years before the 2020 Notes and five years before the 2023 Notes. We have financing facilities outstanding with the European Investment Bank, or EIB, which will mature in 2015, 2018 and 2021, respectively. In addition, we, excluding FCA US, and FCA US may incur additional indebtedness under our and FCA US’s respective revolving credit facilities, which were undrawn at March 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Therefore, we will be required to repay a substantial portion of our other indebtedness, including FCA US’s secured senior notes and bonds currently outstanding under our GMTN Program, before the Notes, which may significantly deplete the amount of our cash available to repay the Notes at maturity. There can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts if our cash flow is insufficient, and the prior maturity of such other indebtedness may make it difficult to refinance the Notes.

There may be adverse consequences if you do not exchange your Initial Notes.

If you do not exchange your Initial Notes for Notes in the Exchange Offers, you will continue to be subject to restrictions on transfer of your Initial Notes as set forth in the Offering Memorandum distributed in connection with the private offering of the Initial Notes. In general, the Initial Notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, dated as of April 14, 2015, with the initial purchasers of the Initial Notes, or the Registration Rights Agreement, we do not intend to register resales of the Initial Notes under the Securities Act. You should refer to "Summary—The Exchange Offers" and "The Exchange Offers" for information about how to tender your Initial Notes.

The tender of Initial Notes under the Exchange Offers will reduce the outstanding amount of the Initial Notes to the extent any are not tendered in the Exchange Offers. This may have an adverse effect upon, and increase the volatility of, the market prices of the Initial Notes.

THE EXCHANGE OFFERS

The terms and conditions of the Exchange Offers are set forth in the following description and the letter of transmittal accompanying this Prospectus. Unless otherwise indicated, references to “we,” “our” and “us” in this section “The Exchange Offers” refer solely to FCA and not to the Group or any of our subsidiaries.

Purpose of the Exchange Offers
The sole purpose of the Exchange Offers is to fulfill our obligations with respect to the registration of the Initial Notes. We originally offered and sold the Initial Notes on April 14, 2015. We did not register those offers and sales under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and Rule 144A and Regulation S promulgated under the Securities Act. In connection with the sale of the Initial Notes we agreed to file with the Securities and Exchange Commission (the “SEC”) an exchange registration statement related to the Exchange Offers. Under the exchange registration statement, we will offer the Notes in exchange for the Initial Notes. See under the heading “Registration Rights” in this Prospectus for additional information regarding the Registration Rights Agreement, dated April 14, 2015 (the “Registration Rights Agreement”), between us and the initial purchasers named therein. The Notes will be entitled to the benefits of the indenture, dated as of April 14, 2015 (the “Indenture”), with The Bank of New York Mellon, as Trustee, governing the Initial Notes.

How to Determine if You Are Eligible to Participate in the Exchange Offers
Upon the terms and subject to the conditions set forth in this Prospectus and in the letter of transmittal accompanying it, we will accept all Initial Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date (as defined below). The Company will issue $1,000 in principal amount of Notes for each $1,000 in principal amount of the Initial Notes accepted in the Exchange Offers. Holders may tender some or all of their Initial Notes pursuant to the Exchange Offers in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof. The form and terms of each series of Notes will be identical in all material respects to the form and terms of the corresponding Initial Notes, except that the Notes will not be subject to restrictions on transfer, will bear different CUSIP numbers and will not be entitled to certain registration rights and certain other provisions which are applicable to the Initial Notes under the Registration Rights Agreement. See “Description of the Notes.”

We are not making the Exchange Offers to, nor will we accept surrenders for exchange from, holders of outstanding Initial Notes in any jurisdiction in which the Exchange Offers or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction.

We are not making the Exchange Offers conditional upon the holders tendering, or us accepting, any minimum aggregate principal amount of Initial Notes.

Under existing SEC interpretations, the Notes would generally be freely transferable after the Exchange Offers without further registration under the Securities Act, except that broker-dealers receiving the Notes in the Exchange Offers will be subject to a Prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like these. We have not, however, asked the SEC to consider these particular Exchange Offers in the context of a no action letter. Therefore, the SEC might not treat them in the same way it has treated other Exchange Offers in the past. You will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	you must not be a broker-dealer that acquired the Initial Notes from us or in market-making transactions or other trading activities;

•	you must acquire the Notes in the ordinary course of your business;

•	you must have no arrangements or understandings with any person to participate in the distribution of the Notes within the meaning of the Securities Act; and

•	you must not be an affiliate of ours, as defined in Rule 405 under the Securities Act.

If you wish to exchange Initial Notes for Notes in the Exchange Offers you must represent to us that you satisfy all of the above listed conditions. If you do not satisfy all of the above listed conditions:

•	you cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

•	you must comply with the registration and Prospectus delivery requirements of the Securities Act in connection with a resale of the Notes.

The SEC considers broker-dealers that acquired Initial Notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the Notes if they participate in the Exchange Offers. Consequently, these broker-dealers must comply with the registration and Prospectus delivery requirements of the Securities Act in connection with a resale of the Notes.

A broker-dealer that has bought Initial Notes for market-making or other trading activities must deliver a Prospectus in order to resell any Notes it receives for its own account in the Exchange Offers. The SEC has taken the position that broker-dealers may fulfill their Prospectus delivery requirements with respect to the Notes by delivering the Prospectus contained in the registration statement for the Exchange Offers. Each broker-dealer that receives Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a Prospectus in connection with any resale of such Notes. The letter of transmittal states that by so acknowledging and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days of the effectiveness of the Exchange Offer registration statement, we will make this Prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

By tendering Initial Notes for exchange, you will exchange, assign and transfer the Initial Notes to us and irrevocably appoint the Exchange Agent (as such term is defined below) as your agent and attorney-in-fact to assign, transfer and exchange the Initial Notes. You will also represent and warrant that you have full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Notes issuable upon the exchange of such tendered Initial Notes. The letter of transmittal requires you to agree that, when we accept your Initial Notes for exchange, we will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, restrictions, charges and encumbrances and that they are not subject to any adverse claim.

You will also warrant that you will, upon our request, execute and deliver any additional documents that we believe are necessary or desirable to complete the exchange, assignment and transfer of your tendered Initial Notes. You must further agree that our acceptance of any tendered Initial Notes and the issuance of Notes in exchange for them will constitute performance in full by us of our obligations under the Registration Rights Agreement and that we will have no further obligations or liabilities under that agreement, except in certain limited circumstances. All authority conferred by you will survive your death, incapacity, liquidation, dissolution, winding up or any other event relating to you, and every obligation of you shall be binding upon your heirs, personal representatives, successors, assigns, executors and administrators.

If you are tendering Initial Notes, we will not require you to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offers. Each of the Notes will bear interest from the most recent date through which interest has been paid on the Initial Notes for which they were exchanged. If we accept your Initial Notes for exchange, you will waive the right to have interest accrue, or to receive any payment in respect to interest, on the Initial Notes from the most recent interest payment date to the date of the issuance of the Notes. Interest on the Notes is payable semi-annually in arrears on April 15 and October 15, starting on October 15, 2015. See “Description of the Notes—Principal, Maturity and Interest.”

Information about the Expiration Date of the Exchange Offers and Changes to It
The Exchange Offers will expire at, and no further tenders of Initial Notes will be accepted after, 5:00 p.m., New York City time, on                , 2015 (the “Expiration Date”), unless we, in our sole discretion, extend the period during which an Exchange Offer is open, and we will extend the Expiration Date to the extent required by Rule 13e-4 under the Exchange Act of 1934, as amended (the “Exchange Act”). If we extend the Expiration Date for an Exchange Offer, the term “Expiration Date” means the latest time and date on which such Exchange Offer, as so extended, expires. We reserve the right to extend the Exchange Offers at any time and from time to time prior to the Expiration Date by giving written notice to The Bank of New York Mellon, as the Exchange Agent, and by timely public announcement communicated by no later than 5:00 p.m., New York City time, on the next business day following the Expiration Date, unless applicable law or regulation requires otherwise, by making a release to the Dow Jones News Service. We may extend the Expiration Date of either Exchange Offer for any reason, and we may extend the Expiration Date of one Exchange Offer without extending the Expiration Date of the other Exchange Offer. The Exchange Offers are not conditioned upon each other, and we may withdraw, extend or modify the terms of one Exchange Offer without withdrawing, extending or modifying the terms of the other Exchange Offer in our sole discretion. During any extension of an Exchange Offer, all Initial Notes previously tendered pursuant to such Exchange Offer will remain subject to such Exchange Offer.

The initial exchange date will be the third business day following the Expiration Date. We expressly reserve the right to terminate one or both of the Exchange Offers and not accept for exchange any Initial Notes for any reason, including if any of the events set forth below under “-We may modify or terminate the Exchange Offers under some circumstances” have occurred and we have not waived them. We also reserve the right to amend the terms of one or both of the Exchange Offers in any manner, whether before or after any tender of the Initial Notes. If we terminate or amend an Exchange Offer, we will notify the Exchange Agent in writing and will either issue a press release or give written notice to you as a holder of the Initial Notes as promptly as practicable. Unless we terminate the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date (as such date may be extended as described above), we will exchange the Notes for Initial Notes on the exchange date.

We will mail this Prospectus and the related letter of transmittal and other relevant materials to you as a record holder of Initial Notes and we will furnish these items to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of Initial Notes.

How to Tender Your Initial Notes
If you tender to us any of your Initial Notes pursuant to one of the procedures set forth below, that tender will constitute an agreement between you and us in accordance with the terms and subject to the conditions that we describe below and in the letter of transmittal for the Exchange Offers.

You may tender Initial Notes by properly completing and signing the letter of transmittal or a facsimile thereof. All references in this Prospectus to the “letter of transmittal” include a facsimile of the letter. You must deliver the letter of transmittal, together with the certificate or certificates representing the Initial Notes that you are tendering and any required signature guarantees, or a timely confirmation of a book-entry transfer pursuant to the procedure that we describe below, to the Exchange Agent at its address set forth below under “—Where to Send Your Documents for the Exchange Offers” and on the back cover page of this Prospectus on or prior to the Expiration Date. You may also tender Initial Notes by complying with the guaranteed delivery procedures that we describe under “—How to Use the Guaranteed Delivery Procedures if You Will Not Have Enough Time to Send All Documents to Us” below.

Your signature does not need to be guaranteed if you registered your Initial Notes in your name, you will register the Notes in your name and you sign the letter of transmittal. In any other case, the registered holder of your Notes must endorse them or send them with duly executed written instruments of transfer in the form satisfactory to us. Also, an “eligible institution,” such as a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act must guarantee the signature on the endorsement or instrument of transfer. If you want us to deliver the Notes or non-exchanged Initial Notes to an address other than that of the registered holder appearing on the note register for the Initial Notes, an eligible institution must guarantee the signature on the letter of transmittal.

If your Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender Initial Notes, you should contact the registered holder promptly and instruct the holder to tender Initial Notes on your behalf. If you wish to tender your Initial Notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in your name or follow the procedures described in the immediately preceding paragraph. Transferring record ownership from someone else’s name to your name may take considerable time.

How to Tender if You Hold Your Initial Notes Through a Broker or Other Institution and You Do Not Have the Actual Initial Notes
Any financial institution that is a participant in the systems of The Depository Trust Company’s, or DTC, may make book-entry delivery of your Initial Notes by causing DTC to transfer your Initial Notes into the Exchange Agent’s account at DTC in accordance with DTC’s electronic Automated Tender Offer Program for transfer. Although you may deliver your Initial Notes through book-entry transfer at DTC, you still must send either an executed and properly completed letter of transmittal, with any required signature guarantees, or an agent’s message and any other required documents, to the Exchange Agent at the address set forth below under “—Where to Send Your Documents for the Exchange Offers” and on the back cover page of this Prospectus on or prior to the Expiration Date and the Exchange Agent must receive these documents on time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent. If you will not be able to send all the documents on time, you can still tender your Initial Notes by using the guaranteed delivery procedures described below.

You assume the risk of choosing the method of delivery of Initial Notes and all other documents. If you send your Initial Notes and your other documents by mail, we recommend that you use registered mail, return receipt requested, you obtain proper insurance, and you mail these items sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

If you do not provide your taxpayer identification number, which is your social security number or employer identification number, as applicable, and certify that such number is correct, the Exchange Agent will withhold 28% of the gross proceeds otherwise payable to you pursuant to the Exchange Offers, unless an exemption applies under the applicable law and regulations concerning “backup withholding” of federal income tax. You should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and you prove it in a manner satisfactory to us and the Exchange Agent.

The term “agent’s message” means a message, transmitted by DTC and received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering Initial Notes stating:

•	the aggregate principal amount of Initial Notes which have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the Exchange Offer; and

•	that we may enforce such agreement against the participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described above under “—How to determine if you are eligible to participate in the Exchange Offers” are true and correct.

How to Use the Guaranteed Delivery Procedures if You Will Not Have Enough Time to Send All Documents to Us
If you desire to accept an Exchange Offer, and time will not permit a letter of transmittal (or agent’s message) or the Initial Notes to reach the Exchange Agent before the Expiration Date, you may tender your Initial Notes if the Exchange Agent has received at its office listed on the letter of transmittal on or prior to the Expiration Date a letter or facsimile transmission (or an agent’s message) from an eligible institution setting forth your name and address, the principal amount of the Initial Notes that you are tendering, the names in which you registered the Initial Notes and, if possible, the certificate numbers of the Initial Notes that you are tendering.

The eligible institution’s correspondence to the Exchange Agent must state that the correspondence constitutes the tender and guarantee that within three New York Stock Exchange trading days after the date that the eligible institution executes such correspondence, the eligible institution will deliver the Initial Notes, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, or agent’s message with a confirmation of book-entry transfer of the Initial Notes into the Exchange Agent’s account at DTC, and any other required documents. We may, at our option, reject the tender if you do not tender your Initial Notes and accompanying documents by either the above-described method or by a timely book-entry confirmation, and if you do not deposit your Initial Notes and tender documents with the Exchange Agent within the time period set forth above. Copies of a notice of guaranteed delivery that eligible institutions may use for the purposes described in this paragraph are available from the Exchange Agent.

Valid receipt of your tender will occur as of the date when the Exchange Agent receives your properly completed letter of transmittal, accompanied by either the Initial Notes, or a timely book-entry confirmation accompanied by an agent’s message. We will issue Notes in exchange for Initial Notes that you tendered pursuant to a notice of guaranteed delivery or correspondence to similar effect as described above by an eligible institution only against deposit of the letter of transmittal or an agent’s message, any other required documents and either the tendered Initial Notes or a timely book-entry confirmation.

We Reserve the Right to Determine Validity of All Tenders
We will be the sole judge of all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of your tender of Initial Notes and our judgment will be final and binding. We reserve the absolute right to reject any or all of your tenders that are not in proper form or the acceptances for exchange of which may, in our opinion or in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Exchange Offers or any defect or irregularities as to particular Initial Notes, whether or not waived in the case of other Initial Notes. Such waiver with respect to particular Initial Notes does not constitute a waiver with respect to any other Initial Notes. Neither we, the Exchange Agent nor any other person will be under any duty to give you notification of any defects or irregularities in tenders nor shall any of us incur any liability for failure to give you any such notification. Our interpretation of the terms and conditions of the Exchange Offers, including the letter of transmittal and its instructions, will be final and binding. The Exchange Offers are not conditioned upon each other, and we may withdraw, extend or modify the terms of one Exchange Offer without withdrawing, extending or modifying the terms of the other Exchange Offer in our sole discretion.

If You Tender Initial Notes Pursuant to the Exchange Offers, You May Withdraw Them at Any Time Prior to the Expiration Date
You may withdraw the tender of your Initial Notes at any time prior to the Expiration Date. For your withdrawal to be effective, the Exchange Agent must timely receive your written or facsimile (for eligible institutions) notice of withdrawal prior to the Expiration Date at the Exchange Agent’s address set forth below under “—Where to Send Your Documents for the Exchange Offers” and on the back cover page of this Prospectus. Your notice of withdrawal must specify the following information:

•	The person named in the letter of transmittal as tendering Initial Notes you are withdrawing;

•	The certificate numbers of Initial Notes you are withdrawing;

•	The principal amount of Initial Notes you are withdrawing;

•	A statement that you are withdrawing your election to have us exchange such Initial Notes; and

•	The name of the registered holder of such Initial Notes, which may be a person or entity other than you, such as your broker-dealer.

The person or persons who signed your letter of transmittal, including any eligible institutions that guaranteed signatures on your letter of transmittal, must sign the notice of withdrawal in the same manner as their original signatures on the letter of transmittal including any required signature guarantees. If such persons and eligible institutions cannot sign your notice of withdrawal, you must send it with evidence satisfactory to us that you now hold beneficial ownership of the Initial Notes that you are withdrawing. Alternately, for a withdrawal to be effective for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the Exchange Agent must receive an electronic notice of withdrawal from DTC. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Initial Notes and otherwise comply with the procedures of DTC.

The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. We will determine all questions as to the validity of notices of withdrawals, including time of receipt, and our determination will be final and binding on all parties.

How We Will Either Exchange Your Initial Notes for Notes or Return Your Initial Notes to You
On the exchange date, we will determine which Initial Notes the holders validly tendered, and we will issue Notes in exchange for the validly tendered Initial Notes. The Exchange Agent will act as your agent for the purpose of receiving Notes from us and sending the Initial Notes to you in exchange for Notes promptly after acceptance of the tendered Initial Notes. If we do not accept your Initial Notes for exchange, we will return them without expense to you. If you tender your Initial Notes by book-entry transfer into the Exchange Agent’s account at DTC pursuant to the procedures described below and we do not accept your Initial Notes for exchange, DTC will credit your non-exchanged Initial Notes to an account maintained with DTC. In either case, we will return your non-exchanged Initial Notes to you promptly following the expiration of the Exchange Offers.

We May Modify or Terminate the Exchange Offers Under Some Circumstances
We are not required to issue Notes in respect of any properly tendered Initial Notes that we have not previously accepted and we may terminate the Exchange Offers or, at our option, we may modify or otherwise amend the Exchange Offers. If we terminate an Exchange Offer, it will be by oral (promptly confirmed in writing) or written notice to the Exchange Agent and by timely public announcement communicated no later than 5:00 p.m. New York City time on the next business day following the Expiration Date, unless applicable law or regulation requires us to terminate the Exchange Offers in the following circumstances:

•
Any court or governmental agency brings a legal action seeking to prohibit the Exchange Offers or assessing or seeking any damages as a result of the Exchange Offers, or resulting in a material delay in our ability to accept any of the Initial Notes for Exchange Offers; or

•
Any government or governmental authority, domestic or foreign, brings or threatens any law or legal action that in our sole judgment, might directly or indirectly result in any of the consequences referred to above; or, if in our sole judgment, such activity might result in the holders of Notes having obligations with respect to resales and transfers of Notes that are greater than those we described above in the interpretations of the staff of the SEC or would otherwise make it inadvisable to proceed with the Exchange Offers; or

•	A material adverse change has occurred in our business, condition (financial or otherwise), operations or prospects.

The foregoing conditions are for our sole benefit and we may assert them with respect to all or any portion of the Exchange Offers regardless of the circumstances giving rise to such condition. We also reserve the right to waive these conditions in whole or in part at any time or from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be a waiver of any such right, and each right will be an ongoing right that we may assert at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the Exchange Offers.

Any determination by us concerning the fulfillment or nonfulfillment of any conditions will be final and binding upon all parties.

In addition, we will not accept for exchange any tendered Initial Notes, and we will not issue Notes in exchange for any such Initial Notes, if at that time there is, or the SEC has threatened, any stop order with respect to the registration statement that this Prospectus is a part of, or if qualification of the Indenture is required under the Trust Indenture Act of 1939.

Where to Send Your Documents for the Exchange Offers
We have appointed The Bank of New York Mellon as the Exchange Agent for the Exchange Offers (the “Exchange Agent”). You must send all documents relating to the Exchange Offers to the Exchange Agent at:

By Facsimile Transmission: (For Eligible Institutions Only) (732) 667-9409 Attn: Corporate Trust Operations Reorganization Unit Confirm by Telephone: (315) 414-3360	By Overnight Delivery or Mail: The Bank of New York Mellon Trust Company, N.A. Corporate Trust Operations Reorganization Unit 111 Sanders Creek Parkway East Syracuse, New York 13057

If you send documents to any other address or facsimile number, you will have not validly delivered them and you will not receive Notes in exchange for your Initial Notes. We will return your Initial Notes to you.

We Are Paying Our Costs for the Exchange Offers
We have not retained any dealer-manager or similar agent in connection with the Exchange Offers and will not make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offers. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses that they incur in forwarding tenders for their customers. We will pay the expenses incurred by us in connection with the Exchange Offers, including the fees and expenses of the Exchange Agent and printing, accounting, investment banking and legal fees. We estimate that these fees are approximately $750,000.

No person has been authorized to give you any information or to make any representations to you in connection with the Exchange Offers other than those that this Prospectus contains, and we take no responsibility for any other information that others may give you. If anyone else gives you information or representations about the Exchange Offers, you should not assume that we have authorized it. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which this Prospectus gives information. We are not making the Exchange Offers to, nor will we accept tenders from or on behalf of, holders of Initial Notes in any jurisdiction in which it is unlawful to make the Exchange Offers or to accept it. However, we may, at our discretion, take such action as we may deem necessary to make the Exchange Offers in any such jurisdiction and extend the Exchange Offers to holders of Initial Notes in such jurisdiction. In any jurisdiction where the securities laws or blue sky laws require a licensed broker or dealer to make the Exchange Offers one or more registered brokers or dealers that are licensed under the laws of that jurisdiction is making the Exchange Offers on our behalf.

There Are No Dissenters’ or Appraisal Rights
Holders of the Initial Notes do not have any dissenters’ rights or appraisal rights in connection with the Exchange Offers.

Federal Income Tax Consequences to You
The exchange of Initial Notes for Notes will not be a taxable exchange for federal income tax purposes, and you will not recognize any taxable gain or loss upon the exchange of Initial Notes for Notes. See “Material Tax Considerations—Material U.S. Federal Income Tax Consequences.”

These Are the Only Exchange Offers for the Initial Notes that We Are Required to Make
Your participation in the Exchange Offers is voluntary, and you should carefully consider whether to accept the terms and conditions of it. You are urged to consult your financial and tax advisors in making your own decisions on what action to take with respect to the Exchange Offers. If you do not tender your Initial Notes in the Exchange Offers, you will continue to hold such Initial Notes and you will be entitled to all the rights and limitations applicable to the Initial Notes under the Indenture. All non-exchanged Initial Notes will continue to be subject to the restriction on transfer set forth in the Initial Notes. If we exchange Initial Notes in the Exchange Offers, the trading market, if any, for any remaining Initial Notes could be much less liquid. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers—There may be adverse consequences if you do not exchange your Initial Notes.”

We may in the future seek to acquire non-exchanged Initial Notes in the open market or privately negotiated transactions, through subsequent Exchange Offers or otherwise. However, we have no present plan to acquire any Initial Notes that are not exchanged in the Exchange Offers.

USE OF PROCEEDS
We will not receive any proceeds from the issuance of Notes pursuant to the Exchange Offers. Initial Notes that are validly tendered and exchanged will be retired and canceled. We will pay all expenses incidental to the Exchange Offers.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents summary historical consolidated financial and other data of the Group. The historical financial data has been derived from:

•	the Interim Consolidated Financial Statements for the three months ended March 31, 2015 and 2014, included elsewhere in this Prospectus; and

•	the Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012, included elsewhere in this Prospectus.
The accompanying Interim Consolidated Financial Statements have been prepared on the same basis as the Consolidated Financial Statements and include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Interim Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for a full year or any future interim period.
The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors”, “Summary Selected Historical Consolidated Financial and Other Data”, “Unaudited Pro Forma Condensed Consolidated Financial Statements”, “Business”, the Interim Consolidated Financial Statements and the Consolidated Financial Statements included elsewhere in this Prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period.
Consolidated Income Statement Data

	For the three months ended March 31,
	2015	2014
	(€ million)
Net revenues	26,396	22,125
EBIT	792	270
Profit/(loss) before taxes	186	(223)
Profit/(loss) from continuing operations	92	(173)
Net profit/(loss)	92	(173)
Attributable to:
Owners of the parent	78	(189)
Non-controlling interest	14	16
Other Statistical Information (unaudited):
Shipments (in thousands of units)	1,095	1,113
Number of employees at period end	233,692	230,454
EBITDA(1)	2,189	1,438
Adjusted EBIT(2)	800	655
__________________________
(1) We believe EBITDA provides useful information about our operating results as it provides us with a measure of our financial performance that is frequently used by securities analysts, investors and other interested parties to compare results or estimate valuations across companies in our industry. We compute EBITDA starting with EBIT, and then adding back depreciation and amortization expense. Set forth below is a reconciliation of EBITDA for the periods presented:

	For the three months ended March 31,
	2015	2014
	(€ million)
EBIT	792	270
Plus:
Amortization and Depreciation	1,397	1,168
EBITDA	2,189	1,438
(2) Beginning on January 1, 2015, “Adjusted EBIT” is a non-GAAP measure being used by the Group to assess its performance; Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/
(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to Note 26 in the Interim Consolidated Financial Statements included elsewhere in this Prospectus for a reconciliation of Adjusted EBIT to EBIT.
Consolidated Statement of Financial Position Data

	At March 31, 2015	At December 31, 2014
	(€ million)
Cash and cash equivalents	21,669	22,840
Total assets	106,978	100,510
Debt	33,366	33,724
Total equity	15,235	13,738
Equity attributable to owners of the parent	14,893	13,425
Non-controlling interests	342	313
Share capital	17	17
Consolidated Income Statement Data

	For the years ended December 31,
	2014	2013	2012	2011(1)	2010(2)
	(€ million)
Net revenues	96,090	86,624	83,765	59,559	35,880
EBIT	3,223	3,002	3,434	3,291	1,106
Profit before taxes	1,176	1,015	1,524	1,932	706
Profit from continuing operations	632	1,951	896	1,398	222
Net profit	632	1,951	896	1,398	600
Attributable to:
Owners of the parent	568	904	44	1,199	520
Non-controlling interest	64	1,047	852	199	80
Other Statistical Information (unaudited):
Shipments (in thousands of units)	4,608	4,352	4,223	3,175	2,094
Number of employees at period end	232,165	229,053	218,311	197,021	137,801
EBITDA(3)	8,120	7,637	7,635	6,649	3,292
__________________________
(1) The amounts reported include seven months of operations for FCA US.
(2) CNH Industrial was reported as discontinued operations in 2010 as a result of the Demerger.
(3) We believe EBITDA provides useful information about our operating results as it provides us with a measure of our financial performance that is frequently used by securities analysts, investors and other interested parties to compare results or estimate valuations across companies in our industry. We compute EBITDA starting with EBIT, and then adding back depreciation and amortization expense. Set forth below is a reconciliation of EBITDA for the periods presented:

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
	(€ million)
EBIT	3,223	3,002	3,434	3,291	1,106
Plus:
Amortization and Depreciation	4,897	4,635	4,201	3,358	2,186
EBITDA	8,120	7,637	7,635	6,649	3,292

	Three months ended March 31, 2015	For the years ended December 31,
		2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges	1.39x	1.54x	1.58x	1.99x	2.65x	1.80x

Consolidated Statement of Financial Position Data

	At December 31,
	2014	2013	2012	2011(1)(2)	2010
	(€ million)
Cash and cash equivalents	22,840	19,455	17,666	17,526	11,967
Total assets	100,510	87,214	82,633	80,379	73,442(2)
Debt	33,724	30,283	28,303	27,093	20,804
Total equity	13,738	12,584	8,369	9,711	12,461(2)
Equity attributable to owners of the parent	13,425	8,326	6,187	7,358	11,544(2)
Non-controlling interest	313	4,258	2,182	2,353	917(2)
Share capital	17	4,477	4,476	4,466	6,377
__________________________
(1) The amounts as at December 31, 2011 are equivalent to those as at January 1, 2012 derived from the Consolidated Financial Statements.
(2) The amounts as at December 31, 2011 include the consolidation of FCA US.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma condensed consolidated financial information (the “Unaudited Pro Forma Condensed Consolidated Financial Information”) at and for the three months ended March 31, 2015 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, has been prepared by applying unaudited pro forma adjustments to the (i) Interim Consolidated Statement of Financial Position at March 31, 2015 and the Interim Consolidated Income Statement for the three months ended March 31, 2015, included within the Interim Consolidated Financial Statements, and to the (ii) historical Consolidated Income Statements for the years ended December 31, 2014, 2013 and 2012 included in the Consolidated Financial Statements. The Interim Consolidated Financial Statements and the Consolidated Financial Statements are included elsewhere in this Prospectus. Unless otherwise specified, the term “FCA” refers to FCA, together with its subsidiaries, following completion of the Merger or to Fiat S.p.A. together with its subsidiaries, prior to the Merger, as the context may require.
The Unaudited Pro Forma Condensed Consolidated Financial information has been prepared to reflect the proposed spin-off of Ferrari from FCA. In particular, on October 29, 2014 we announced our intention to separate Ferrari from FCA through a combination of a public offering of a portion of our current shareholding in Ferrari (expected to occur in 2015) and a spin-off of our remaining equity interest in Ferrari to our shareholders (expected to occur in 2016), collectively referred to as the “Separation.” In connection with the Separation we also intend to enter into certain other transactions including transfers of cash from Ferrari to FCA currently estimated at €2.25 billion (the “Transfers of Cash”), which will be funded through a combination of Ferrari’s cash and cash equivalents and Ferrari’s issuance of third party debt around the time of the Separation.
In accordance with the requirements of Regulation S-X Article 11, as Ferrari will be accounted for as a discontinued operation in FCA’s Consolidated Financial Statements in connection with the Separation, the effects of the Separation have been presented for income statement purposes for the three months ended March 31, 2015 and the last three fiscal years.
The adjustments relating to the Separation do not reflect the receipt of any proceeds in connection with any proposed public offering of Ferrari shares, nor does it reflect any potential pre-separation internal reorganization other than as described herein, as the effects from any such transactions are not ascertainable at this time. The pro forma adjustments included in the Unaudited Pro Forma Condensed Consolidated Financial Information are not necessarily indicative of the transaction structure of any separation that may occur. The final approval of the transaction structure from the FCA Board of Directors has not yet been received and there can be no assurances on the form of the transactions constituting the Separation. Further, if the structure of the Separation requires shareholder approval, such approval has not yet been obtained and there can be no guarantee that such approval will be obtained. See “Risk Factors—Risks Relating to the Proposed Separation of Ferrari.”
The Unaudited Pro forma Condensed Consolidated Income Statements have been prepared assuming that the Separation had occurred on January 1, 2012. The Transfers of Cash have no effects on the Unaudited Pro forma Condensed Income Statements. The Unaudited Pro forma Condensed Consolidated Statement of Financial Position has been prepared assuming that the Separation and the Transfers of Cash had taken place at March 31, 2015.
The Unaudited Pro Forma Condensed Consolidated Financial Information does not purport to represent what our actual results of operations would have been if the Separation had actually occurred on January 1, 2012, nor is it necessarily indicative of future consolidated results of operations or financial condition. The Unaudited Pro Forma Condensed Consolidated Financial Information is presented for informational purposes only. The historical Consolidated Income Statements and Consolidated Statement of Financial Position have been adjusted in the Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to pro forma events that are (1) directly attributable to the Separation, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated financial results.
The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Interim Consolidated Financial Statements and the Consolidated Financial Statements appearing elsewhere in this Prospectus. All unaudited pro forma adjustments and their underlying assumptions are described more fully in the footnotes to our Unaudited Pro Forma Condensed Consolidated Financial Information.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2012

		Unaudited Pro forma adjustments

(€ million)	FCA Historical	Separation	Unaudited Pro Forma year ended December 31, 2012
	(A)	(B)

Net revenues	83,765	(2,100)	81,665
Cost of sales	71,473	(1,460)	70,013
Selling, general and administrative costs	6,775	(129)	6,646
Research and development costs	1,858	(163)	1,695
Other (expenses)/income	(68)	13	(55)
Result from investments	87	—	87
Gains and (losses) on the disposal of investments	(91)	—	(91)
Restructuring costs	15	—	15
Other unusual expenses	(138)	—	(138)
EBIT	3,434	(335)	3,099
Net financial (expenses)/income	(1,910)	1	(1,909)
Profit before taxes	1,524	(334)	1,190
Tax expense	628	(101)	527
Profit from continuing operations	896	(233)	663
Net profit	896	(233)	663

Net profit/(loss) attributable to:
Owners of the parent	44	(202)	(158)
Non-controlling interests	852	(31)	821

Basic earnings/(losses) per ordinary share (in €)	0.036		(0.130)
Diluted earnings/(losses) per ordinary share (in €)	0.036		(0.130)

Weighted average number of shares outstanding	1,215,828		1,215,828
Weighted average number of shares for diluted earnings per share	1,225,868		1,225,868

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2013

		Unaudited Pro Forma adjustments

(€ million)	FCA Historical	Separation	Unaudited Pro Forma year ended December 31, 2013
	(A)	(B)

Net revenues	86,624	(2,094)	84,530
Cost of sales	74,326	(1,401)	72,925
Selling, general and administrative costs	6,702	(140)	6,562
Research and development costs	2,236	(187)	2,049
Other income/(expense)	77	2	79
Result from investments	84	—	84
Gains and (losses) on the disposal of investments	8	—	8
Restructuring costs	28	—	28
Other unusual expenses	(499)	—	(499)
EBIT	3,002	(364)	2,638
Net financial expenses	(1,987)	(2)	(1,989)
Profit before taxes	1,015	(366)	649
Tax (income)/expense	(936)	(120)	(1,056)
Profit from continuing operations	1,951	(246)	1,705
Net profit	1,951	(246)	1,705

Net profit attributable to:
Owners of the parent	904	(217)	687
Non-controlling interests	1,047	(29)	1,018

Basic earnings per ordinary share (in €)	0.744		0.565
Diluted earnings per ordinary share (in €)	0.736		0.559

Weighted average number of shares outstanding	1,215,921		1,215,921
Weighted average number of shares for diluted earnings per share	1,228,926		1,228,926

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2014

		Unaudited Pro Forma adjustments

(€ million)	FCA Historical	Separation	Unaudited Pro Forma for the year ended December 31, 2014
	(A)	(B)

Net revenues	96,090	(2,449)	93,641
Cost of sales	83,146	(1,640)	81,506
Selling, general and administrative costs	7,084	(162)	6,922
Research and development costs	2,537	(203)	2,334
Other income/(expense)	197	40	237
Result from investments	131	—	131
Gains and (losses) on the disposal of investments	12	—	12
Restructuring costs	50	—	50
Other unusual expenses	(390)	15	(375)
EBIT	3,223	(389)	2,834
Net financial expenses	(2,047)	(3)	(2,050)
Profit before taxes	1,176	(392)	784
Tax expense	544	(119)	425
Profit from continuing operations	632	(273)	359
Net profit	632	(273)	359

Net profit attributable to:
Owners of the parent	568	(241)	327
Non-controlling interests	64	(32)	32

Basic earnings per ordinary share (in €)	0.465		0.268
Diluted earnings per ordinary share (in €)	0.460		0.265

Weighted average number of shares outstanding	1,222,346		1,222,346
Weighted average number of shares for diluted earnings per share	1,234,097		1,234,097

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Condensed Consolidated Income Statement for the three months ended March 31, 2015

		Unaudited Pro Forma adjustments

(€ million)	FCA Historical	Separation	Unaudited Pro Forma for the three months ended March 31, 2015
	(C)	(B)

Net revenues	26,396	(552)	25,844
Cost of sales	22,979	(377)	22,602
Selling, general and administrative costs	1,986	(37)	1,949
Research and development costs	727	(42)	685
Result from investments	50	—	50
Restructuring costs	4	—	4
Other income/(expenses)	42	—	42
EBIT	792	(96)	696
Net financial expenses	606	(2)	608
Profit before taxes	186	(98)	88
Tax expense	94	(33)	61
Profit from continuing operations	92	(65)	27
Net profit	92	(65)	27

Net profit attributable to:
Owners of the parent	78	(58)	20
Non-controlling interests	14	(7)	7

Basic earnings per ordinary share (in €)	0.052		0.013
Diluted earnings per ordinary share (in €)	0.052		0.013

Weighted average number of shares outstanding	1,508,310		1,508,310
Weighted average number of shares for diluted earnings per share	1,508,310		1,508,310

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position at March 31, 2015

		Unaudited Pro Forma adjustments
(€ million)	FCA Historical (Unaudited)	Separation	Transfers of Cash	Unaudited Pro Forma at March 31, 2015
Assets	(A)	(B)	(C)
Intangible assets	25,321	(1,052)	—	24,269
Property, plant and equipment	28,184	(629)	—	27,555
Investments and other financial assets	2,089	(12)	—	2,077
Deferred tax assets	3,594	(168)	—	3,426
Other assets	130	—	—	130
Total Non-current assets	59,318	(1,861)	—	57,457
Inventories	12,624	(372)	—	12,252
Assets sold with a buy-back commitment	2,250	—	—	2,250
Trade receivables	2,949	(110)	—	2,839
Receivables from financing activities	3,545	(1,177)	—	2,368
Current tax receivables	277	130	—	407
Other current assets	2,802	(33)	—	2,769
Current financial assets	1,538	—	—	1,538
Cash and cash equivalents	21,669	(566)	2,250	23,353
Total Current assets	47,654	(2,128)	2,250	47,776
Assets held for sale	6	—	—	6
Total Assets	106,978	(3,989)	2,250	105,239
Equity and liabilities
Equity:	15,235	(2,467)	2,250	15,018
Equity attributable to owners of the parent	14,893	(2,287)	2,250	14,856
Non-controlling interest	342	(180)	—	162
Provisions	22,550	(208)	—	22,342
Deferred tax liabilities	104	(16)	—	88
Debt	33,366	(162)	—	33,204
Other financial liabilities	1,300	—	—	1,300
Other current liabilities	11,985	(636)	—	11,349
Current tax payables	250	(14)	—	236
Trade payables	22,188	(486)	—	21,702
Total Equity and liabilities	106,978	(3,989)	2,250	105,239

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement
(A) FCA historical consolidated income statements
This column includes FCA's historical Consolidated Income Statements for the years ended December 31, 2014, 2013 and 2012, as derived from the Consolidated Financial Statements.
(B) Separation
This column reflects the elimination of the results of operations of Ferrari as a result of the Separation. This column has been derived from FCA accounting records as adjusted to reflect the intercompany transactions between FCA and Ferrari which will become third party transactions following the Separation. Tax expense is calculated based on the effective tax rate of Ferrari on a standalone basis of approximately 34 percent, approximately 30 percent, approximately 33 percent and approximately 30 percent for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively.
(C) FCA Interim Consolidated Income Statement
This column includes FCA's Interim Consolidated Income Statement for the three months ended March 31, 2015, as derived from the Interim Consolidated Financial Statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Statement of Financial Position
(A) FCA Interim Consolidated Statement of Financial Position at March 31, 2015
This column includes FCA's Consolidated Statement of Position at March 31, 2015, as derived from the Interim Consolidated Financial Statements.
(B) Separation
This column reflects the elimination of the assets and liabilities of Ferrari which will be spun off as a result of the Separation. This column has been derived from FCA accounting records as adjusted to reflect the consolidation adjustments and intercompany transactions between FCA and Ferrari which will become third party transactions following the Separation.
(C) Transfers of Cash
This column represents the Transfers of Cash which we intend to enter into in connection with the Separation, and which will be funded through a combination of Ferrari’s cash and cash equivalents and Ferrari’s issuance of third party debt around the time of the Separation.
Management notes that in connection with the Separation and Transfers of Cash, FCA’s net industrial debt is estimated to improve by approximately €669 million as a result of the Transfers of Cash of €2.25 billion and the elimination of Ferrari’s debt of €162 million in the Separation partially offset by the elimination of Ferrari’s cash and cash equivalents and receivable from its financing activities in connection with the Separation of €566 million and €1,177 million, respectively. The actual impact of FCA’s net industrial debt at the time of the Separation could differ materially due to changes in FCA’s and Ferrari’s net industrial debt from March 31, 2015 to the actual Separation date.

EXCHANGE RATES

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S.$ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Period	Low	High	Average	Period End
Year ended December 31, 2010	1.1959	1.4536	1.3262	1.3269
Year ended December 31, 2011	1.2926	1.4875	1.3931	1.2973
Year ended December 31, 2012	1.2062	1.3463	1.2859	1.3186
Year ended December 31, 2013	1.2774	1.3816	1.3281	1.3779
Year ended December 31, 2014	1.2101	1.3927	1.3210	1.2101
The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this report.

Period	Low	High
November 2014	1.2394	1.2554
December 2014	1.2101	1.2504
January 2015	1.1279	1.2015
February 2015	1.1197	1.1462
March 2015	1.0524	1.1212
April 2015	1.0582	1.1174
May 2015 (through May 15, 2015)	1.1142	1.1428
On May 15, 2015, the noon buying rate for U.S. dollars was €1.00 = U.S.$1.1428.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the information included under “Business,” “Selected Historical Consolidated Financial and Other Data”, the Interim Consolidated Financial Statements and the Consolidated Financial Statements included elsewhere in this Prospectus. This discussion includes forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under “Cautionary Statements Concerning Forward-Looking Statements” and “Risk Factors.” Actual results may differ materially from those contained in any forward looking statements. Unless otherwise indicated or the context otherwise requires, references to “we”, “our”, “us”, “the Group” and the “Company” in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” refer to FCA, together with its subsidiaries, and its predecessor prior to the completion of the merger of Fiat S.p.A into Fiat Investments N.V. (the “Merger”). Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA prior to the Merger. Reference to “FCA US” refers to FCA’s now wholly owned subsidiary and which was formerly known as Chrysler Group LLC or Chrysler. In addition, all references in this Prospectus to “Euro” or “€” are to the European Union Euro and all references to”U.S.$” are to the U.S. Dollar.

Overview

We were incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014. Fiat, our predecessor, was founded as Fabbrica Italiana Automobili Torino on July 11, 1899 in Turin, Italy as an automobile manufacturer. We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles and components. We are the seventh largest automaker in the world based on total vehicle sales in 2014. We have operations in approximately 40 countries and sell our vehicles directly or through distributors and dealers in more than 150 countries. We design, engineer, manufacture, distribute and sell vehicles for the car mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. We support our vehicle sales with after-sales services and parts worldwide using the Mopar brand for mass-market vehicles. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and other commercial arrangements. We also design, engineer, manufacture, distribute and sell luxury vehicles under the Ferrari and Maserati brands, which we support with financial services provided to our dealers and retail customers. In addition, we operate in the components and production systems sectors through Magneti Marelli, Teksid and Comau.
Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari and Maserati as global luxury brand segments and a global Components segment.
For the three months ended March 31, 2015, we shipped 1.1 million vehicles, reported net revenues of €26.4 billion and net profit of €0.1 billion. In 2014, we shipped 4.6 million vehicles, a 6 percent increase over 2013. For the year ended December 31, 2014, we reported net revenues of €96.1 billion, EBIT of €3.2 billion and net profit of €0.6 billion. At March 31, 2015, we had available liquidity of €25.2 billion (including €3.3 billion available under undrawn committed credit lines) and net industrial debt of €8.6 billion. See “—Non-GAAP Financial Measures—Net Industrial Debt.”

Our Strategic Business Plan

Following our January 2014 acquisition of the remaining 41.5 percent interest in FCA US we did not already own, in May 2014, we announced our 2014–2018 Business Plan. Our Business Plan sets forth a number of clearly defined strategic initiatives designed to capitalize on our position as a single, integrated company to become a leading global automaker, including:

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Premium and Luxury Brand Strategy. We intend to continue to execute on our premium and luxury brand strategy by developing the Alfa Romeo and Maserati brands to service global markets. We believe these efforts will help us address the issue of industry overcapacity in the European market, as well as our own excess production capacity in the EMEA region, by leveraging the strong heritage and historical roots of these brands to grow the reach of these brands in all of the regions in which we operate.

Recently, we have successfully expanded in the luxury end of the market through our introduction of two new Maserati vehicles. We intend to replicate this on a larger scale with Alfa Romeo by introducing several new vehicles being developed as part of an extensive product plan to address the premium market worldwide. In addition, we intend to continue our development of the Maserati brand as a larger scale luxury vehicle brand capitalizing on the recent successful launches of the next generation Quattroporte and the all new Ghibli. We also intend to introduce additional new vehicles, including an all new luxury SUV in 2015, the Levante, that will allow Maserati to cover the full range of the luxury vehicle market and position it to substantially expand volumes.

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Building Brand Equity. As part of our Business Plan, we intend to further develop our brands to expand sales in markets throughout the world with particular focus on our Jeep and Alfa Romeo brands, which we believe have global appeal and are best positioned to increase volumes and profits substantially in the regions in which we operate.

In particular, our Business Plan highlights our intention to leverage the global recognition of the Jeep brand and extend the range of Jeep vehicles to meet global demand through localized production, particularly in APAC and LATAM. We are also developing a range of vehicles that are expected to re-establish the Alfa Romeo brand, particularly in NAFTA, APAC and EMEA, as a premier driver-focused automotive brand with distinctive Italian styling and performance.
In addition, we expect to take further steps to strengthen and differentiate our brand identities in order to address differing market and customer preferences in each of the regions in which we operate. We believe that we can increase sales and improve pricing by ensuring that all of our vehicles are more closely aligned with a brand identity established in the relevant regional markets. For example, we announced as part of the Business Plan that Chrysler would be our mainstream North American brand, with a wider range of models, including crossovers and our primary minivan offering. Dodge will be restored to its performance heritage, which is expected to enhance brand identity and minimize overlapping product offerings which tend to cause consumer confusion. We also intend to continue our repositioning strategy of the Fiat brand in the EMEA region, leveraging the image of the Fiat 500 family, while positioning Lancia as an Italy-focused brand. We will also continue to develop our pick-up truck and light commercial vehicle brands leveraging our wide range of product offerings to expand further in EMEA as Fiat Professional, in LATAM as Fiat and in NAFTA as Ram. For a description of our vehicle brands, see “Business—Mass Market Vehicles—Mass-Market Vehicle Brands.”

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Global Growth. As part of our Business Plan, we intend to expand vehicle sales in key markets throughout the world. In order to achieve this objective, we intend to continue our efforts to localize production of Fiat brand vehicles through our joint ventures in China and India, while increasing sales of Jeep vehicles in LATAM and APAC by localizing production through our new facility in Brazil and the extension of the joint venture agreement in China. Local production will enable us to expand the product portfolio we can offer in these important markets and importantly position our vehicles to better address the local market demand by offering vehicles that are competitively priced within the largest segments of these markets without the cost of transportation and import duties. We also intend to increase our vehicle sales in NAFTA, continuing to build market share in the U.S. by offering more competitive products under our distinctive brands as well as offering new products in segments we do not currently compete in. Further, we intend to leverage manufacturing capacity in EMEA to support growth in all regions in which we operate by producing vehicles for export from EMEA, including Jeep brand vehicles.

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Continue convergence of platforms. We intend to continue to rationalize our vehicle architectures and standardize components, where practicable, to more efficiently deliver the range of products we believe necessary to increase sales volumes and profitability in each of the regions in which we operate. We seek to optimize the number of global vehicle architectures based on the range of flexibility of each architecture while ensuring that the products at each end of the range are not negatively impacted, taking into account unique brand attributes and market requirements. We believe that continued architectural convergence within these guidelines will facilitate speed to market, quality improvement and manufacturing flexibility allowing us to maximize product functionality and differentiation and to meet diversified market and customer needs. Over the course of the period covered by our Business Plan, we intend to reduce the number of architectures in our mass market brands by approximately 25 percent.

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Continue focus on cost efficiencies. An important part of our Business Plan is our continued commitment to maintain cost efficiencies necessary to compete as a global automaker in the regions we operate. We intend to continue to leverage our increased combined annual purchasing power to drive savings. Further, our efforts on powertrain and engine research are intended to achieve the greatest cost-to-environmental impact return, with a focus on new global engine families and an increase in use of the 8 and 9-speed transmissions to drive increased efficiency and performance and refinement. We also plan to continue our efforts to extend WCM principles into all of our production facilities and benchmark our efforts across all facilities around the world, which is supported by FCA US’s January 2014 legally binding memorandum of understanding, or MOU, with the UAW. We believe that the continued extension of our WCM principles will lead to further meaningful progress to eliminate waste of all types in the manufacturing process, which will improve worker efficiency, productivity, safety and vehicle quality. Finally, we intend to drive growth in our components and production systems businesses by designing and producing innovative systems and components for the automotive sector and innovative automation products, each of which will help us focus on cost efficiencies in the manufacturing of our vehicles.

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Continue to enhance our margins and strengthen our capital structure. Through the product and manufacturing initiatives described above, we also expect to improve our profitability. We believe our product development and repositioning of our vehicle offerings, along with increasing the number of vehicles manufactured on standardized global platforms will provide an opportunity for us to improve our margins. We are also committed to improving our capital position so we are able to continue to invest in our business throughout economic cycles. We believe we are taking material steps toward achieving investment grade metrics and that we have substantial liquidity to undertake our operations and implement our Business Plan. The proposed capital raising actions, along with our anticipated refinancing of certain FCA US debt, which will give us the ability to more fully manage our cash resources globally, will allow us to further improve our liquidity and optimize our capital structure. Furthermore, we intend to reduce our outstanding indebtedness, which will provide us with greater financial flexibility and enhance earnings and cash flow through reducing our interest burden. Our goal is to achieve a positive net industrial cash balance by the completion of our Business Plan. In light of this, and to further strengthen and support the Group’s capital structure, we completed significant capital transactions in December 2014 and we have announced our intent to and have announced our intent to execute certain transactions in connection with our plan to separate Ferrari from FCA. We believe that these improvements in our capital position will enable us to reduce substantially the liquidity we need to maintain to operate our businesses, including through any reasonably likely cyclical downturns.

Trends, Uncertainties and Opportunities

Shipments. Vehicle shipments are generally driven by our plans to meet consumer demand. Vehicle shipments occur shortly after production. We generally recognize revenue when the risks and rewards of ownership of a vehicle are transferred to our dealers or distributors. This usually occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to the dealer or distributor. Our shipments of passenger cars are driven by consumer demand which in turn is affected by economic conditions, availability and cost of dealer and customer financing and incentives offered to retail customers. Shipments, which correlate with net revenues, are not necessarily directly correlated with retail sales from dealers, which may be affected by other factors including dealer inventory levels.
Economic Conditions. Demand for new vehicles tends to reflect economic conditions in the various markets in which we operate because retail sales depend on individual purchasing decisions, which in turn are affected by many factors including levels of disposable income. Fleet sales and sales of light commercial vehicles are also influenced by economic conditions, which drives vehicle utilization and investment activity. Therefore, our performance has been impacted by the macroeconomic trends in the markets in which we operate. For example, the severe global credit crisis that peaked in 2008 and 2009 resulted in a significant and sudden reduction in new vehicle sales in the U.S. The marked recovery in U.S. vehicle sales beginning in 2011 may have been partially due to pent-up demand and the age of the vehicles on the road following the extended economic downturn. In Brazil, our largest market in Latin America slowed beginning in mid-2011. Industry-wide vehicle sales increased in 2012, due largely to government tax incentives that have now been phased out (see “—Government Incentives”), but decreased in 2013 and 2014, while continuing weak economic conditions affected car demand in 2013 and 2014. In Asia, the automotive industry has shown strong year-on-year growth, although the pace of growth is slowing. In Europe, the economic crisis of 2008-2009 has been followed by periods of tentative recovery, particularly in some countries, but also continued uncertainty and financial stress. Widespread concerns over sovereign credit risk that prevailed in 2011 and 2012 have been partly addressed by concerted monetary and fiscal consolidation efforts; however, the lingering uncertainty over the region’s financial sector together with various austerity measures have led to further pressure on economic growth and to new periods of recession or stagnation. From 2007, the year before the financial crisis began, to 2013, annual vehicle sales (including sales of passenger cars and light commercial vehicles) in Europe fell by over 4 million vehicles, before improving slightly in 2014. In Italy, our historical home market, both macroeconomic and industry performance were even worse than in Europe as a whole over the same period.
Dealer and Customer Financing. Because dealers and retail customers finance their purchases of a large percentage of the vehicles we sell worldwide, the availability and cost of financing is a significant factor affecting our sales volumes and revenues. Availability of customer financing could affect the vehicle mix, as customers who have access to greater financing are able to purchase higher priced vehicles, whereas when customer financing is constrained, vehicle mix could shift towards less expensive vehicles. The low interest rate environment in recent years has had the effect of reducing the effective cost of vehicle ownership. However, during the global financial crisis, access to financing, particularly for subprime borrowers, in the U.S., was significantly limited, which led directly to a sharp decline in U.S. vehicle sales. Further, the relative unavailability of dealer inventory financing negatively impacted the profitability and financial health of our U.S. dealership network which adversely affected the network’s ability to drive vehicle sales to retail customers. While availability of credit following the 2008-2009 crisis has improved significantly and interest rates in the U.S. and Europe are at historically low levels, the availability and terms of financing will continue to change over time, impacting our results. We operate in many regions without a controlled finance company, as we provide access to financing through joint ventures and third party arrangements in several of our key markets. Therefore, we may be less able to ensure availability of financing for our dealers and retail customers in those markets than our competitors that own and operate affiliated finance companies.
Government incentives. In the short- to medium-term, our results may be affected in certain countries or regions by government incentives for the purchase of vehicles. Government incentives tend to increase the number of vehicles sold during the periods in which the incentives are in place, but also tend to distort the development of demand from period to period because they affect the timing of purchases. For example, decisions to purchase may be accelerated if the incentive is scheduled or expected to terminate, which could dampen vehicle sales in future periods.

Pricing. Our profitability depends in part on our ability to maintain or improve pricing on the sale of our vehicles, notwithstanding that the automotive industry continues to experience intense price competition resulting from the variety of available competitive vehicles and excess global manufacturing capacity. We have generally been able to maintain or increase prices of current year models in the NAFTA segment, while the competitive trading environment in Europe, China and Australia has reduced pricing or increased incentives and affected our results of operations in these markets. Historically, manufacturers have driven short-term vehicle sales by offering dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized financing or leasing programs, all of which constrain margins on vehicle sales. Although we will continue to use such incentives from time to time, we are focusing on achieving higher sales volumes by building brand value, balancing our product portfolio by offering a wider range of vehicle models, and improving the content, quality, fuel economy and performance of our vehicles.
Vehicle Profitability. Our results of operations depend on the profitability of the vehicles we sell, which tends to vary based upon a number of factors, including vehicle size, content of those vehicles, brand positioning and the customer base purchasing our vehicles. Vehicle profitability also depends on sales prices, net of sales incentives, costs of materials and components, as well as transportation and warranty costs. In the NAFTA segment, our larger vehicles such as our minivans, larger utility vehicles and pick-up trucks have historically been more profitable than other vehicles; however, these vehicles have lower fuel economy and consumer preferences tend to shift away from larger vehicles in periods of significant rising fuel prices, which affects their profitability on a per unit and aggregate basis. Our minivans, larger utility vehicles and pickup trucks accounted for approximately 44 percent of our total U.S. retail vehicle sales (not including vans and medium duty trucks) in 2014 and the profitability of this portion of our portfolio is approximately 33 percent higher than that of our overall U.S. retail portfolio on a weighted-average basis. In all mass-market segments throughout the world, vehicles equipped with additional options are generally more profitable for us. As a result, our ability to offer attractive vehicle options and upgrades is critical to our ability to increase our profitability on these vehicles. Our vehicles sold under certain brand and model names, for instance, are generally more profitable given the strong brand recognition of those vehicles tied in many cases to a long history and in other cases to customers identifying these vehicles as being more modern and responsive to customer needs. For instance, in the EMEA region, our vehicles in the Fiat 500 family tend to be more profitable than older model vehicles of similar size. In addition, in the U.S. and Europe, our vehicle sales through dealers to retail customers are normally more profitable than our fleet sales, as the retail customers typically request additional optional features while fleet customers increasingly tend to concentrate purchases on smaller, more fuel-efficient vehicles with fewer optional features, which have historically had a lower profitability per unit.
Effects of Foreign Exchange Rates. We are affected by fluctuations in foreign exchange rates (i) through translation of foreign currency financial statements into Euro for consolidation, which we refer to as the translation impact, and (ii) through transactions by entities in the Group in currencies other than their own functional currencies, which we refer to as the transaction impact.
Translation impacts arise in preparation of the Consolidated Financial Statements; in particular, we prepare our Consolidated Financial Statements in Euro, while the financial statements of each of our subsidiaries are prepared in the functional currency of that entity. In preparing the Consolidated Financial Statements, we translate assets and liabilities measured in the functional currency of the subsidiaries into Euro using the exchange rate prevailing at the balance sheet date, while we translate income and expenses using the average exchange rates for the period covered. Accordingly, fluctuations in the exchange rate of the functional currencies of our entities against the Euro impacts our results of operations.
Transaction impacts arise when our entities conduct transactions in currencies other than their own functional currency. We are therefore exposed to foreign currency risks in connection with scheduled payments and receipts in multiple currencies. For example, foreign currency denominated purchases by LATAM segment companies have been affected by the weakening of the Brazilian Real, which has had the effect of making such purchases more expensive in Brazilian Real terms.
Service Parts, Accessories and Service Contracts Revenues. Revenues from aftermarket service parts and accessories through our Mopar brand are less volatile and generate higher margins than average vehicle sales. In addition, we sell vehicle service contracts. With over 70 million of our branded vehicles on the road, we have an extensive network of potential customers for our service parts and accessories.

Cost of Sales. Cost of sales includes purchases, certain warranty and product-related costs, labor costs, depreciation, amortization and logistic costs. We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers which we use to manufacture our vehicles, parts and accessories. These purchases accounted for approximately 80 percent of total cost of sales for each of the years ended December 31, 2014, 2013 and 2012. Fluctuations in cost of sales are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. The cost of sales could also be affected, to a lesser extent, by fluctuations of certain raw material prices. The cost of raw materials comprised approximately 15 percent of the previously described total purchases for each of the years ended December 31, 2014, 2013 and 2012, while the remaining portion of purchases is made of components, transformation and overhead costs. We typically seek to manage these costs and minimize their volatility through the use of fixed price purchase contracts and the use of commercial negotiations and technical efficiencies. Because of these effects and relatively more stable commodities markets, for the periods reported, changes in component and raw material costs generally have not had a material effect on the period to period comparisons of our cost of sales. Nevertheless, our cost of sales related to materials and components has increased, as we have significantly enhanced the quality and content of our vehicles as we renew and refresh our product offerings. Over time, technological advancements and improved material sourcing can reduce the cost to us of the additional enhancements. In addition, we seek to recover higher costs through pricing actions, but even when competitive conditions permit this, there may be a time lag between the increase in our costs and our ability to realize improved pricing. Accordingly, our results are typically adversely affected, at least in the short term, until price increases are accepted in the market.
Further, in many markets where our vehicles are sold, we are required to pay import duties on those vehicles, which are included in our cost of sales. Although we can typically pass these costs along with our higher priced vehicles, for many of our vehicles, particularly in the mass-market segments, we cannot always pass along increases in those duties to our dealers and distributors and remain competitive. Our ability to price our vehicles to recover those increased costs has impacted, and will continue to impact, our profitability. Alternatively, we can try to eliminate or reduce the impact of these import duties by increasing local manufacturing of vehicles, as we have done in China and we plan to do in Brazil with a new plant that will start production in 2015. However, operating conditions, including labor regulations, in certain markets, have produced industry overcapacity which may make it hard for us to shift to more local production in other markets. As a result, we may experience lower plant utilization rates, which we will be unable to recover, if we are unable to reallocate production easily. These factors as well as the long capital investment cycles associated with building local production infrastructure may necessitate that we continue to produce a large proportion of our vehicles in existing facilities and satisfy most of our demand from emerging markets through exports.
Product Development. An integral part of our Business Plan has been the continued refresh, renewal and growth of our vehicle portfolio, and we have committed significant capital and resources toward an aggressive launch program of completely new vehicles on all new platforms, with additions of new powertrain and transmission technology. In order to realize a return on the significant investments we have made to sustain market share and to achieve competitive operating margins, we will have to continue this accelerated pace of new vehicle launches. We believe efforts in developing common vehicle platforms and powertrains as well as parts commonization has accelerated the time-to-market for many of our new vehicle launches and resulted in cost savings.
Our efforts to develop our product offerings and the costs associated with vehicle improvements and launches can impact our EBIT. Refer to “Significant Accounting Policies—Format of the Financial Statements” included in the Consolidated Financial Statements included elsewhere in this Prospectus for a description of EBIT. During the development and launch of these new or refreshed offerings, despite the pace, we must also maintain our commitment to quality improvements. Moreover, our ability to continue to make the necessary investments in product development to achieve these plans depends in large part on the market acceptance and success of the new or significantly refreshed vehicles we introduce, as well as our ability to timely complete the aggressive launch schedule we have planned without sacrificing quality.

Costs we incur in the initial research phase for new projects (which may relate to vehicle models, vehicle platforms or powertrains) are expensed as incurred and reported as research and development costs. Costs we incur for product development are capitalized and recognized as development cost intangible assets if and when the following two conditions are both satisfied: (i) development costs can be measured reliably and (ii) the technical feasibility of the project, and the anticipated volumes and pricing, corroborate that the development expenditures will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Such capitalized development costs are amortized on a straight line basis commencing from production over the expected economic useful life of the product developed, and such amortization is recognized and reported as research and development costs in our Consolidated Income Statement. During a new vehicle launch and introduction to the market, we typically incur increased selling, general and advertising expenses associated with the advertising campaigns and related promotional activity. If vehicle production is terminated prior to the expected end date, any unamortized capitalized development costs are expensed during that period.
Future developments in our product portfolio to support certain of our brands’ growth strategy and their related development expenditures could lead to significant capitalization of development costs. Our time to market is approximately 21 months from the date the design is signed-off for tooling and production, but varies, depending on product, after which, the project goes into production, resulting in an increase in amortization. Therefore our operating results, which are measured through EBIT, are impacted by the cyclicality of our research and development expenditures based on our product portfolio strategies and our product plans.
Ferrari Separation. We have announced our intention to separate Ferrari from FCA through a combination of a public offering of a portion of our shareholding in Ferrari from our current shareholding (expected to occur in 2015) and a spin-off of the remaining equity interest in Ferrari to our shareholders (expected to occur in 2016). While we may not have finally determined the structure and terms of any distribution, this Separation is subject to final approvals and other customary requirements. However, the degree to which the separation of Ferrari will strengthen our capital base, and offset the loss of the earnings and potential earnings of Ferrari, is not yet determined.
Regulation. We face a regulatory environment in markets throughout the world where safety, vehicle emission and fuel economy regulations are increasingly becoming more stringent which will affect our vehicle sales and profitability. We must comply with these regulations in order to continue operations in those markets, including a number of markets where we derive substantial revenue, such as the U.S., Brazil and Europe. Further, developments in regulatory requirements in China, the largest single market in the world in 2014, limit in some respects, the product offerings we can pursue as we seek to expand the scope of our operations in that country. Developing, engineering and manufacturing vehicles that meet these requirements and therefore may be sold in those markets requires a significant expenditure of resources.
Critical Accounting Estimates

The Consolidated Financial Statements require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the Consolidated Income Statement in the period in which the adjustment is made, or in future periods.
The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Pension Plans
The Group sponsors both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada. The majority of the plans are funded plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement.

The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates. These assumptions may have an effect on the amount and timing of future contributions.
There were no significant plan amendments or curtailments to the Group’s pension plans for the year ended December 31, 2014. In 2013, the Group amended the U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with U.S. Internal Revenue Service, or IRS, regulations to cease the accrual of future benefits effective December 31, 2013, and to enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. The plan amendments resulted in the remeasurement of the plans and a corresponding curtailment gain. As a result, the Group recognized a €509 million net reduction to its pension obligation, a €7 million reduction to defined benefit plan assets, and a corresponding €502 million increase in Other comprehensive income/(loss) for the year ended December 31, 2013.
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
The assumptions used in developing the required estimates include the following key factors:

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Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension payments.

•	Salary growth. The salary growth assumption reflects the Group’s long-term actual experience, outlook and assumed inflation.

•	Inflation. The inflation assumption is based on an evaluation of external market indicators.

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Expected contributions. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

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Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

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Plan assets measured at net asset value. Plan assets are recognized and measured at fair value in accordance with IFRS 13–Fair Value Measurement. Plan assets for which the fair value is represented by the net asset value , or NAV, since there are no active markets for these assets amounted to €2,750 million and €2,780 million at December 31, 2014 and at 2013, respectively. These investments include private equity, real estate and hedge fund investments.

Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our U.S. pension obligations by approximately €261 million. Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effects of actual results differing from assumptions and of changing assumptions are included in Other comprehensive income/(loss).

At December 31, 2014 the effect of the indicated decrease or increase in selected factors, holding all other assumptions constant, is shown below:

Effect on pension defined benefit obligation
( € million)
10 basis point decrease in discount rate	317
10 basis point increase in discount rate	(312)
The net liabilities and net assets for pension benefits amounted to €5,166 million and to €104 million, respectively (€4,253 million and €95 million, respectively at December 31, 2013). Refer to Note 25 to the Consolidated Financial Statements included elsewhere in this Prospectus for a detailed discussion of the Group’s pension plans.
Other Post-Employment Benefits
The Group provides health care, legal, severance indemnity and life insurance benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
Health care, life insurance plans and other employment benefits are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with these plans requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration parameters of a financial nature such as discount rate, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
The assumptions used in developing the required estimates include the following key factors:

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Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected benefit payments.

•	Health care cost trends. The Group’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

•	Salary growth. The salary growth assumptions reflect the Group’s long-term actual experience, outlook and assumed inflation.

•	Retirement and employee leaving rates. Retirement and employee leaving rates are developed to reflect actual and projected plan experience, as well as the legal requirements for retirement in Italy.

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Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

In 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. The impact of this change on our other post-employment benefit obligations was not significant.
Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our U.S. other post-employment benefit obligations by approximately €40 million.

At December 31, 2014, the effect of the indicated decreases or increases in the key factors affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto, or TFR), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance defined benefit obligation	Effect on the TFR obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	28	55
10 basis point / (100 basis point for TFR), increase in discount rate	(28)	(49)

100 basis point decrease in health care cost trend rate	(43)	—
100 basis point increase in health care cost trend rate	50	—
Recoverability of Non-Current Assets with Definite Useful Lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development costs related to the EMEA and NAFTA segments.
The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the cash-generating unit, or CGU. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the pretax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
Due to impairment indicators existing in 2014 primarily related to losses incurred in EMEA due to weak demand for vehicles and strong competition, impairment tests relating to the recoverability of CGUs in EMEA were performed. The tests compared the carrying amount of the assets allocated to the CGUs (comprising property, plant and equipment and capitalized development costs) to their value in use using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate. The test confirmed that the value in use of the CGUs in EMEA was greater than the carrying value at December 31, 2014 and as a result, there was no impairment loss recognized in 2014.
In addition, the recoverable amount of the EMEA segment as a whole was assessed. The value in use of the EMEA segment was determined using the following assumptions:

•	the reference scenario was based on the 2014-2018 business plan presented in May 2014 and the consistent projections for 2019;

•
the expected future cash flows, represented by the projected EBIT before result from investments, gains on the disposal of investments, restructuring costs, other unusual income/(expenses), depreciation and amortization and reduced by expected capital expenditure, include a normalized future result beyond the time period explicitly considered used to estimate the Terminal Value. This normalized future result was assumed substantially in line with 2017-2019 amounts. The long-term growth rate was set at zero;

•
the expected future cash flows have been discounted using a pre-tax Weighted Average Cost of Capital, or WACC, of 10.3 percent. This WACC reflects the current market assessment of the time value of money for the period being considered and the risks specific to the EMEA region. The WACC was calculated by referring among other factors to the yield curve of 10 year European government bonds and to FCA’s cost of debt.

Furthermore, a sensitivity analysis was performed by simulating two different scenarios:

a)	WACC was increased by 1.0 percent for 2018, 2.0 percent for 2019 and 3.0 percent for Terminal Value;

b)
Cash-flows were reduced by estimating the impact of a 1.7 percent decrease in the European car market demand for 2015, a 7.5 percent decrease for 2016 and a 10.0 percent decrease for 2017-2019 as compared to the base assumptions.

In all scenarios, the recoverable amount was higher than the carrying amount.
The estimates and assumptions described reflect the Group’s current available knowledge as to the expected future development of the businesses and are based on an assessment of the future development of the markets and the automotive industry, which remain subject to a high degree of uncertainty due to the continuation of the economic difficulties in most countries of the Eurozone and its effects on the industry. More specifically, considering the uncertainty, a future worsening in the economic environment in the Eurozone, particularly in Italy, that is not reflected in these Group assumptions, could result in actual performance that differs from the original estimates, and might therefore require adjustments to the carrying amounts of certain non-current assets in future periods.
In 2013, as a result of the new product strategy and decline in the demand for vehicles in EMEA, the Group performed impairment tests related to the recoverability of the CGUs in EMEA and the EMEA segment as a whole using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate of 12.2 percent and the same methodology for the recoverable amount as described above. For the year ended December 31, 2013, total impairments of approximately €116 million relating to EMEA were recognized as a result of testing the CGUs in EMEA (of which €61 million related to development costs and €55 million related to Property, plant and equipment).
As a result of new product strategies, the streamlining of architectures and related production platforms associated with the Group’s refocused product strategies, the operations to which specific capitalized development costs belonged was redesigned. For example, certain models were switched to new platforms considered technologically more appropriate. As no future economic benefits were expected from these specific capitalized development costs, they were written off in accordance with IAS, in particular, IAS 38–Intangible Assets. For the year ended December 31, 2014, specific capitalized development costs of €47 million within the EMEA segment and €28 million of development costs within the NAFTA segment were written off and recorded within Research and Development costs in the Consolidated Income Statement. For the year ended December 31, 2013, specific capitalized development costs of €65 million within the Maserati segment, €90 million within the EMEA segment and €32 million of development costs within the LATAM segment were written off.
Initial Recognition and Subsequent Recoverability of Goodwill and Intangible Assets with Indefinite Useful Lives
The Group allocates the purchase price of our acquisitions to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values, with the excess purchase price over those fair values being recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management. The assumptions and estimates applied are based on best estimates at the respective acquisition dates.
In accordance with IAS 36–Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments, which represent the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development costs) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.
Goodwill and Intangible assets with indefinite useful lives at December 31, 2014 includes €10,185 million of Goodwill (€8,967 million at December 31, 2013) and €2,953 million of Intangible assets with indefinite useful lives (€2,600 million at December 31, 2013) resulting from the acquisition of interests in FCA US. Goodwill also includes €786 million from the acquisition of interests in Ferrari (€786 million at December 31, 2013). The Group did not recognize any impairment charges for Goodwill and Intangible assets with indefinite useful lives during the years ended December 31, 2014, 2013 and 2012. The increase in Goodwill and Intangible assets with indefinite useful lives from December 31, 2013 to December 31, 2014 was attributable to translation differences.

For a discussion on impairment testing of Goodwill and intangible assets with indefinite useful lives, reference should be made to Note 13 to the Consolidated Financial Statements included elsewhere in this Prospectus.
Recoverability of Deferred Tax Assets
The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.
At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,662 million (€6,183 million at December 31, 2013), of which €480 million was not recognized (€435 million at December 31, 2013). At the same date the Group had also theoretical tax benefit on losses carried forward of €4,696 million (€3,810 million at December 31, 2013), of which €2,934 million was unrecognized (€2,891 million at December 31, 2013).
At December 31, 2013, in view of the results achieved by FCA US, of the continuous improvement of its product mix, its trends in international sales and its implementation of new vehicles, together with the consolidation of the alliance between FCA and FCA US, following FCA’s acquisition of the remaining shareholding at the beginning of 2014, the Group recorded previously unrecognized deferred tax assets for a total of €1,734 million, of which €1,500 million was recognized in Income taxes and €234 million in Other comprehensive income/(loss).
The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill moreover, it estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.
These estimates and assumptions are subject to a high degree of uncertainty, in particular with regard to the future performance in the Eurozone; therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated Financial Statements.
Sales Incentives
The Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to revenue in the period the adjustment is determinable.
The Group uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Group may offer a variety of sales incentive programs at any given point in time, including: cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Incentive programs are generally brand, model and region specific for a defined period of time, which may be extended.
Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to the planned rates are adjusted accordingly, thus impacting revenues. As discussed previously, there are a multitude of inputs affecting the calculation of the estimate for sales incentives, and an increase or decrease of any of these variables could have a significant effect on recorded revenues.

Product Warranties and Liabilities
The Group establishes accruals for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The accrual for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved, and policies related to additional service actions, are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to vehicles sold. Included in the accrual is the estimated cost of these service and recall actions. The estimated future costs of these actions are based primarily on historical claims experience for the Group’s vehicles. Estimates of the future costs of these actions are inevitably imprecise due to some uncertainties, including the number of vehicles affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established accruals over an extended period of time. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile; therefore, the process relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.
Warranty costs incurred are generally recorded in the Consolidated Income Statement as Cost of sales. However, depending on the specific nature of the recall, including the significance and magnitude, the Group reports certain of these costs as Unusual expenses. As such, for comparability purposes, the Group believes that separate identification allows users of the Group’s Consolidated Financial Statements to take them into appropriate consideration when analyzing the performance of the Group and assists them in understanding the Group’s financial performance year on year.
In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the accrual is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Other Contingent Liabilities

The Group makes provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated Financial Statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group often derive from complex legal issues which are subject to a differing degree of uncertainty, including the facts and circumstances of each particular case and the manner in which applicable law is likely to be interpreted and applied to such fact and circumstances, and the jurisdiction and the different laws involved. The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments in pending matters.

Litigation

Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.

Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated accrual is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position or cash flows.
Environmental Matters

The Group is subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. Estimates of future costs of such environmental matters are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. The Group establishes provisions for these environmental matters when a loss is probable and a reliable estimate can be made. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reliably estimated. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment to the estimated provision is recorded, it is believed that any resulting adjustment would not materially affect the consolidated financial position or cash flows.
Share-Based Compensation

The Group accounts for share-based compensation plans in accordance with IFRS 2–Share-based payments, which requires measuring share-based compensation expense based on fair value. As described in Note 24 to the Consolidated Financial Statements included elsewhere in this Prospectus, the Group granted share-based payments for the years ended December 31, 2014, 2013 and 2012 to certain employees and directors.
The fair value of Fiat share-based payments is measured based on market prices of Fiat shares at the grant date taking into account the terms and conditions upon which the instruments were granted. The fair value of FCA US awards is measured by using a discounted cash flow methodology to estimate the price of the awards at the grant date and subsequently for liability-classified awards at each balance sheet date, until they are settled.
For FCA US’s awards, since there are no publicly observable market prices for FCA US’s membership interests, the fair value was determined contemporaneously with each measurement using a discounted cash flow methodology. The Group uses this approach, which is based on projected cash flows, to estimate FCA US’s enterprise value. Then the Group deducts the fair value of FCA US’s outstanding interest bearing debt as of the measurement date from the enterprise value to arrive at the fair value of FCA US’s equity.

The significant assumptions used in the measurement of the fair value of these awards at each measurement date include different assumptions, for example, four years of annual projections that reflect the estimated after-tax cash flows a market participant would expect to generate from FCA US’s operating business, an estimated after-tax weighted average cost of capital and projected worldwide factory shipments.
The assumptions noted above used in the contemporaneous estimation of fair value at each measurement date have not changed significantly during the three years ended December 31, 2014, 2013 and 2012 with the exception of the weighted average cost of capital, which is directly influenced by external market conditions.
The Group updates the measurement of the fair value of these awards on a regular basis. It is therefore possible that the amount of share-based payments reserve and liabilities for share-based payments may vary as the result of a significant change in the above mentioned assumptions.
New Standards Applicable from January 1, 2014

For new standards, amendments and interpretations issued by the IASB that are mandatorily applicable from January 1, 2014 reference should be made to the notes within the Consolidated Financial Statements included elsewhere in this Prospectus.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, EBITDA and certain information provided on a constant currency basis. From January 1, 2015, we have started to use Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) as a new non-GAAP measure. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to Note 26 in the Interim Consolidated Financial Statements included elsewhere in this Prospectus for a reconciliation of Adjusted EBIT to EBIT.
We believe these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. We believe these measures allow management to view operating trends, perform analytical comparisons, benchmark performance between periods and among our segments, as well as make decisions regarding future spending, resource allocations and other operational decisions.
These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.
Net Industrial Debt

The table below details our Net Debt at March 31, 2015, December 31, 2014 and December 31, 2013 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities , such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer finance, leasing and rental services in support of the mass-market brands in certain geographical segments, and for the luxury brands.
Net Industrial Debt (i.e., Net Debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.

	March 31, 2015			December 31, 2014			December 31, 2013
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(€ million)
Debt with third parties	(31,725)	(1,641)	(33,366)	(31,743)	(1,981)	(33,724)	(28,250)	(2,033)	(30,283)
Net intercompany financial receivables/payables and current financial receivables from jointly-controlled financial services companies	1,631	(1,577)	54	1,511	(1,453)	58	1,363	(1,336)	27
Other financial assets/(liabilities) (net)	(30)	(1)	(31)	(229)	(4)	(233)	399	(3)	396
Current securities	198	28	226	180	30	210	219	28	247
Cash and cash equivalents	21,319	350	21,669	22,627	213	22,840	19,255	200	19,455
Net Debt	(8,607)	(2,841)	(11,448)	(7,654)	(3,195)	(10,849)	(7,014)	(3,144)	(10,158)
EBITDA
We believe EBITDA provides useful information about our operating results as it provides us with a measure of our financial performance that is frequently used by securities analysts, investors and other interested parties to compare results or estimate valuations across companies in our industry. We compute EBITDA starting with EBIT, and then adding back depreciation and amortization expense. Set forth below is a reconciliation of EBITDA for the periods presented:

	For the three months ended March 31,		For the Years Ended December 31,
	2015	2014	2014	2013	2012
	(€ million)
EBIT	792	270	3,223	3,002	3,434
Plus:
Amortization and Depreciation	1,397	1,168	4,897	4,635	4,201
EBITDA	2,189	1,438	8,120	7,637	7,635
Constant Currency Information
The discussion in “Business—Overview of Our Business” includes information about our net revenues and EBIT at constant currency. We calculate constant currency by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated in order to eliminate the impact of foreign exchange rate fluctuations (see “Significant Accounting Policies” in the Consolidated Financial Statements included in this Prospectus for information on the exchange rates applied). Although we do not believe that these non-GAAP measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

For example, if a U.S. entity with U.S. dollar functional currency recorded net revenues of U.S.$100 million for 2013 and 2012, we would report €75 million in net revenues for 2013 (using the 2013 average exchange rate of 1.328) compared to €78 million for 2012 (using the average exchange rate of 1.285). The constant currency presentation would translate the 2013 net revenues using the 2012 exchange rates and indicate that underlying net revenues on a constant currency basis were unchanged year-on-year. We present such information in order to assess how the underlying business has performed prior to the impact of fluctuations in foreign currency exchange rates.

Shipment Information
As discussed in “Business—Overview of Our Business”, our activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), the Ferrari and Maserati luxury brand segments and a global Components segment. The following table sets forth our vehicle shipment information by segment (excluding the Components segment). Vehicle shipments are generally aligned with current period production which is driven by our plans to meet consumer demand. Revenue is generally recognized when the risks and rewards of ownership of a vehicle have been transferred to our dealers or distributors, which usually occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to our dealer or distributor. Revenues related to new vehicle sales with a buy-back commitment, or through the Guaranteed Depreciation Program , or GDP, under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease and rental income is recognized over the contractual term of the lease on a straight line basis. For a description of our dealers and distributors see “Business—Mass-Market Vehicles.” Accordingly, the number of vehicles sold does not necessarily correspond to the number of vehicles shipped for which revenues are recorded in any given period.

(In thousands of units)	Shipments
	For the Three Months Ended March 31,		For the Years Ended December 31,
	2015	2014	2014	2013	2012
NAFTA	633	585	2,493	2,238	2,115
LATAM	135	205	827	950	979
APAC	47	54	220	163	103
EMEA	271	259	1,024	979	1,012
Ferrari	2	2	7	7	7
Maserati	7	8	36	15	6
Total	1,095	1,113	4,608	4,352	4,223
Results of Operations
Three months ended March 31, 2015 compared to three months ended March 31, 2014
The following is a discussion of the results of operations for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate comparisons of the related periods.

For the three months ended March 31, 2015, the Group no longer presents the separate line item “Other unusual income/(expenses)” on the Consolidated Income Statements. All amounts previously reported within the “Other unusual income/(expenses)” line item for the three months ended March 31, 2014 have been reclassified into the appropriate line item within the Consolidated Income Statements based upon the nature of the transaction. For the three months ended March 31, 2014, a total of €94 million related to the devaluation of the Venezuelan Bolivar was reclassified from Other unusual income/(expense) to Cost of sales. In addition, a total of €271 million was reclassified to Other income/(expense) from Other unusual income/(expense), which includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US on January 21, 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, General and Administrative costs from “Other unusual income/(expenses).”

	For the three months ended March 31,
(€ million)	2015	2014
Net revenues	26,396	22,125
Cost of sales	22,979	19,331
Selling, general and administrative costs	1,986	1,680
Research and development costs	727	626
Result from investments	50	33
Gains on the disposal of investments	—	8
Restructuring costs	4	10
Other income/(expenses)	42	(249)
EBIT	792	270
Net financial expenses	606	493
Profit/(loss) before taxes	186	(223)
Tax expense/(income)	94	(50)
Net profit/(loss)	92	(173)
Net profit/(loss) attributable to:
Owners of the parent	78	(189)
Non-controlling interests	14	16
Net revenues

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net revenues	26,396	22,125	4,271	19.3%
Net revenues for the three months ended March 31, 2015 were €26.4 billion, an increase of €4.3 billion, or 19.3 percent (3.6 percent on a constant currency basis), from €22.1 billion for the three months ended March 31, 2014.
The increase in net revenues was primarily attributable to (i) a €4.4 billion increase in NAFTA net revenues, related to an increase in shipments, improved net pricing, vehicle mix and favorable foreign currency translation effects (ii) a €0.3 billion increase in EMEA mainly attributable to an increase in shipments and a favorable product mix, as well as positive foreign currency effects and (iii) an increase of €0.4 billion in Components net revenues, which were partially offset by (iv) a decrease of €0.4 billion in LATAM net revenues which was attributable to the combined effect of lower vehicle shipments resulting from poor trading conditions in the region's principal markets, partially offset by positive pricing and (v) a decrease of €0.1 billion in Maserati.
See "—Segments" below for a detailed discussion of net revenues by segment.

Cost of sales

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Cost of sales	22,979	87.1%	19,331	87.4%	3,648	18.9%
Cost of sales for the three months ended March 31, 2015 was €23.0 billion, an increase of €3.6 billion, or 18.9 percent (3.1 percent on a constant currency basis), from €19.3 billion for the three months ended March 31, 2014. As a percentage of net revenues, cost of sales was 87.1 percent for the three months ended March 31, 2015 compared to 87.4 percent for the three months ended March 31, 2014.
The increase in cost of sales was primarily due to the combination of (i) a €0.7 billion increase related to increased volume primarily in the NAFTA and EMEA segments, partially offset by a reduction in volume in LATAM and APAC, (ii) foreign currency translation effects of €3.0 billion primarily related to the strengthening of the U.S. Dollar, (iii) an increase of €0.2 billion (on a constant currency basis) resulting from increases in warranty expense in the NAFTA segment, partially offset by purchasing efficiencies.
For the three months ended March 31, 2014, €0.1 billion related to the the devaluation of the Venezuelan Bolivar was classified to Cost of Sales.
Selling, general and administrative costs

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Selling, general and administrative costs	1,986	7.5%	1,680	7.6%	306	18.2%
Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 47.2 percent and 43.8 percent of total selling, general and administrative costs for the three months ended March 31, 2015 and 2014, respectively.
Selling, general and administrative costs for the three months ended March 31, 2015 were €1,986 million, an increase of €306 million, or 18.2 percent (5.1 percent at constant currency rates), from €1,680 million for the three months ended March 31, 2014. As a percentage of net revenues, selling, general and administrative costs were 7.5 percent in the three months ended March 31, 2015 compared to 7.6 percent in the three months ended March 31, 2014.
The increase in selling, general and administrative costs was due to the combined effects of (i) foreign currency translation of €221 million primarily resulting from the strengthening of the U.S. Dollar against the Euro, (ii) a €65 million increase in advertising expenses driven primarily by the NAFTA and EMEA segments, partially offset by lower marketing expenses in APAC and Maserati and (iii) a €20 million increase in other selling, general and administrative costs.
The increase in advertising expenses within the NAFTA segment was primarily for new product launches, including the all-new 2015 Chrysler 200 and the all-new 2015 Jeep Renegade, while the increase in advertising expenses for the EMEA segment related to support the Jeep brand growth and the launch of the all-new Fiat 500X. The increase in other selling, general and administrative costs was primarily attributable to the LATAM region for launch costs related to the Pernambuco plant.

Research and development costs

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
Research and development costs expensed during the year	412	1.6%	376	1.7%	36	9.6%
Amortization of capitalized development costs	314	1.2%	245	1.1%	69	28.2%
Write-down of costs previously capitalized	1	n.m.(1)	5	n.m.(1)	(4)	(80.0)%
Research and development costs	727	2.8%	626	2.8%	101	16.1%
________________________
(1) Number is not meaningful.
Research and development costs for the three months ended March 31, 2015 were €727 million, an increase of €101 million, or 16.1 percent, from €626 million for the three months ended March 31, 2014. As a percentage of net revenues, research and development costs were 2.8 percent for the three months ended March 31, 2015 and the three months ended March 31, 2014. Total research and development costs expensed in the three months ended March 31, 2015 increased by €36 million, largely attributable to continued research to support the development of new and existing vehicles.
The increase in amortization of capitalized development costs was mainly attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2015 Chrysler 200 and the all-new 2015 Jeep Renegade.
Total expenditures on research and development amounted to €1,010 million for the three months ended March 31, 2015, an increase of 22.1 percent, from €827 million, for the three months ended March 31, 2014. Research and development costs capitalized as a percentage of total expenditures on research and development were 59.2 percent for the three months ended March 31, 2015, as compared to 54.5 percent for the three months ended March 31, 2014.
Result from investments

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Result from investments	50	33	17	51.5%

Result from investments for the three months ended March 31, 2015 was €50 million, an increase of €17 million, or 51.5 percent, from €33 million for the three months ended March 31, 2014. The increase in result from investments was primarily attributable to improved results of the Group’s investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas”), both of which are within the EMEA segment.
Gains/(losses) on the disposal of investments

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Gains/(losses) on the disposal of investments	—	8	(8) (100.0)%
Gains/(losses) on the disposal of investments for the three months ended March 31, 2014 mainly related to the LATAM segment.
Restructuring costs

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Restructuring costs	4	10	(6) (60.0)%
Restructuring costs for the three months ended March 31, 2015 were €4 million, a decrease of €6 million, from €10 million for the three months ended March 31, 2014.
Restructuring costs for the three months ended March 31, 2015 mainly related to the LATAM segment. Restructuring costs for the three months ended March 31, 2014 mainly related to the LATAM and Components segments.
Other income/(expenses)

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Other income/(expenses)	42	(249)	291	116.9%
Other income/(expenses) for the three months ended March 31, 2015 amounted to Other net income of €42 million, as compared to Other net expense of €249 million for the three months ended March 31, 2014.
For the three months ended March 31, 2015, there were no items that either individually or in aggregate are considered material. For the three months ended March 31, 2014, Other expenses amounted to €249 million, primarily relating to the €495 million expense recognized in connection with the execution of the MOU with the UAW, entered into by FCA US on January 21, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining equity interest in FCA US previously not owned.
EBIT

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
EBIT	792	270	522	193.3%
EBIT for the three months ended March 31, 2015 was €792 million, an increase of €522 million, or 193.3 percent, from €270 million for the three months ended March 31, 2014.
The year-over-year results reflect a positive foreign currency translation impact from the strengthening U.S. Dollar, which was offset by negative foreign currency transactional impacts, primarily the strengthening of the U.S. Dollar on

NAFTA vehicles and components supplied to other regions and the weakening of the Canadian Dollar on revenues from sales in Canada.
For the three months ended March 31, 2014, EBIT included the €495 million charge connected with the execution of the MOU with the UAW entered into by FCA US on January 21, 2014, the effect of the devaluation of the Venezuelan Bolivar of €94 million and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned.
Adjusted EBIT

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Adjusted EBIT	800	655	145	22.1%
Adjusted EBIT increased by €145 million to €800 million, or 22.1 percent due to the combined effect of (i) the improvement in NAFTA higher volumes and improved net pricing, which was partially offset by the negative impacts of the weakened Canadian Dollar and Mexican Peso, and increased warranty and recall costs, (ii) continued improvement in EMEA, which posted a positive result for the second consecutive quarter, primarily attributable to volume increase, a more favorable product mix and positive pricing, (iii) an increase in Components, offset by (iv) a decrease of €109 million in LATAM, reflecting lower volumes due to the market conditions and Pernambuco launch costs, partially offset by favorable pricing and (v) a €70 million decrease in APAC mainly due to reduced volumes and unfavorable net pricing, primarily due to foreign currency translation effects from the Chinese Renminbi, Australian Dollar and Japanese Yen as well as increased incentives in China.
The year-over-year results reflect a positive foreign currency translation impact from the strengthening U.S. Dollar, which was offset by negative foreign currency transactional impacts, primarily the strengthening of the U.S. Dollar on NAFTA vehicles and components supplied to other regions and the weakening of the Canadian Dollar on revenues from sales in Canada.
Net financial expenses

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Net financial expenses	606	493	113	22.9%
Net financial expenses for the three months ended March 31, 2015 were €606 million, an increase of €113 million, or 22.9 percent, from a net financial expense of €493 million for the three months ended March 31, 2014. The increase was primarily due to higher debt levels in Brazil and unfavorable foreign currency translation effects.
Tax expense/(income)

	For the three months ended March 31,		Increase/(decrease)
(€ million, except percentages)	2015	2014	2015 vs. 2014
Tax expense/(income)	94	-50	144	288.0%
Tax expense for the three months ended March 31, 2015 was €94 million, compared with tax income of €50 million for the three months ended March 31, 2014.
The €144 million difference was primarily related to the increase in profit/(loss) before tax. Profit/(loss) before tax for the three months ended March 31, 2014 included certain one-off charges including the non-taxable gain related to the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no such similar one-off charges during the three months ended March 31, 2015.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each segment.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	for the three months ended March 31,		for the three months ended March 31,		for the three months ended March 31,
	2015	2014	2015	2014	2015	2014
NAFTA	16,177	11,732	601	380	633	585
LATAM	1,551	1,965	(65)	44	135	205
APAC	1,512	1,497	65	135	47	54
EMEA	4,684	4,341	25	(72)	271	259
Ferrari	621	620	100	80	2	2
Maserati	523	649	36	59	7	8
Components	2,435	2,081	68	48	—	—
Other activities	197	201	(9)	(13)	—	—
Unallocated items & adjustments(1)	(1,304)	(961)	(21)	(6)	—	—
Total	26,396	22,125	800	655	1,095	1,113
__________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.
Car Mass-Market
NAFTA

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	16,177	100.0%	11,732	100.0%	4,445	37.9%
Adjusted EBIT	601	3.7%	380	3.2%	221	58.2%
Shipments	633	—	585	—	48	8.2%
Net revenues
NAFTA net revenues for the three months ended March 31, 2015 were €16.2 billion, an increase of €4.4 billion, or 37.9 percent (13.4 percent at constant currency rates) from €11.7 billion for the three months ended March 31, 2014. The total increase was primarily attributable to (i) €1.1 billion related to increased shipments of Ram 1500, the all-new 2015 Jeep Renegade and the all-new 2015 Chrysler 200, (ii) favorable net pricing as well as pricing for enhanced content of €0.2 billion, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso (iii) vehicle mix of €0.3 billion and (iv) favorable foreign currency translation effects of €2.9 billion.
The 8.2 percent increase in vehicle shipments from 585 thousand units for the three months ended March 31, 2014, to 633 thousand units for the three months ended March 31, 2015, was largely driven by increased demand of the Group’s vehicles in the retail market, including the all-new 2015 Jeep Renegade, Jeep Cherokee, Ram 1500 pickup and the all-new 2015 Chrysler 200.

Adjusted EBIT
NAFTA Adjusted EBIT for the three months ended March 31, 2015 was €601 million, an increase of €221 million, or 58.2 percent, from an adjusted EBIT of €380 million for the three months ended March 31, 2014.
The increase in NAFTA Adjusted EBIT was primarily attributable to (i) an increase of €207 million due to favorable pricing, partially offset by foreign exchange transaction impacts of the Canadian Dollar and Mexican Peso and (ii) favorable volume/mix impact of €75 million, driven by the increase in shipments described above, partially offset by (iii) increased industrial costs of €125 million and (iv) a €20 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches.
The increase in industrial costs was primarily attributable to an increase in warranty expenses of approximately €216 million (on a constant currency basis) which included the effects of recall campaigns, an increase in base material costs of €97 million mainly related to higher base material costs associated with vehicles and components and content enhancements on new models, partially offset by purchasing efficiencies.
For the three months ended March 31, 2014, Adjusted EBIT excluded the €495 million charge connected with the execution of the MOU with the UAW entered into in January 2014.
LATAM

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	1,551	100.0%	1,965	100.0%	(414)	(21.1)%
Adjusted EBIT	(65)	(4.2)%	44	2.2%	(109)	(247.7)%
Shipments	135	—	205	—	(70)	(34.1)%
Net revenues
LATAM net revenues for the three months ended March 31, 2015 were €1.6 billion, a decrease of €0.4 billion, or 21.1 percent (24.1 percent at constant currency rates), from €2.0 billion for the three months ended March 31, 2014. The total decrease of €0.4 billion was primarily attributable to (i) a decrease of €0.6 billion driven by lower shipments, which were partially offset by (ii) favorable net pricing of €0.2 billion.
The 34.1 percent decrease in vehicle shipments from 205 thousand units for the three months ended March 31, 2014, to 135 thousand units for the three months ended March 31, 2015 reflected continued macroeconomic weakness in the region’s principal markets, where Brazil continued the negative market trend started in 2012 and Argentina was impacted by import restrictions and overall economic uncertainties. The decrease in shipments was also due to the launch of new products by our competitors and pricing pressures, however, the Group remained the leader in the market for the three months ended March 31, 2015 with a 250 bps lead over the nearest competitor and with a market share of 19.7 percent in Brazil.
Adjusted EBIT
LATAM Adjusted EBIT for the three months ended March 31, 2015 was negative €65 million, a decrease of €109 million, from €44 million for the three months ended March 31, 2014.
The decrease in LATAM Adjusted EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €109 million mainly attributable to a decrease in shipments and vehicle mix in Brazil, (ii) an increase in industrial costs of €98 million primarily attributable to launch costs for the Pernambuco plant and higher material costs (iii) €39 million increase in advertising costs for the commercial launch of the all-new 2015 Jeep Renegade, partially offset by (iv) favorable pricing of €154 million driven by pricing actions in Brazil and Argentina.

Adjusted EBIT for the three months ended March 31, 2014 excluded the €94 million effect of the devaluation of the Venezuelan Bolivar.
Venezuela
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System, or the SIMADI rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI rate began trading at 170 VEF to U.S. Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela (our Venezuelan subsidiary, formerly known as Chrysler de Venezuela LLC) for a transaction related to the purchase of parts.
Since its introduction during the first quarter of 2014, we have used the exchange rate determined by an auction process conducted by Venezuela's Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I” exchange rate, to remeasure FCA Venezuela's net monetary assets in U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the “SICAD II” exchange rate. Refer to the section - Quantitative and Qualitative Disclosures about Market Risk - below for additional details regarding the SICAD I and SICAD II exchange rates.
In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S. Dollar. The SICAD exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar, as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars.
We will continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. Refer to Note 27, in the accompanying Interim Consolidated Financial Statements for further detail.
APAC

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	1,512	100.0%	1,497	100.0%	15	1.0%
Adjusted EBIT	65	4.3%	135	9.0%	(70)	(51.9)%
Shipments	47	—	54	—	(7)	(13.0)%
Net revenues
APAC net revenues for the three months ended March 31, 2015 were €1.5 billion, consistent with net revenues for the three months ended March 31, 2014. However, net revenues were 17.4 percent lower on a constant currency basis.
The 13.0 percent decrease in shipments from 54 thousand units for the three months ended March 31, 2014 to 47 thousand units for the three months ended March 31, 2015, was primarily due to competitive market actions and the fact that the Jeep Cherokee shipments were lower in advance of beginning localized production later this year.
Adjusted EBIT
APAC Adjusted EBIT for the three months ended March 31, 2015 was €65 million, a decrease of €70 million, or 51.9 percent from €135 million for the three months ended March 31, 2014.
The decrease in APAC Adjusted EBIT was primarily attributable to (i) lower volumes and mix of €46 million, (ii) unfavorable net pricing of €37 million primarily due to foreign currency effects for vehicle sales in China, Australia and Japan as well as increased incentives in China, partially offset by foreign currency translation effects.

EMEA

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	4,684	100.0%	4,341	100.0	343	7.9%
Adjusted EBIT	25	0.5%	(72)	(1.7)	97	134.7%
Shipments	271	—	259	—	12	4.6%
Net revenues
EMEA net revenues for the three months ended March 31, 2015 were €4.7 billion, an increase of €0.3 billion, or 7.9 percent, from €4.3 billion for the three months ended March 31, 2014.
The €0.3 billion increase in EMEA net revenues was mainly attributable to increased volume, positive net pricing, favorable product mix, primarily driven by the all-new Fiat 500X and the all-new 2015 Jeep Renegade and favorable foreign exchange effects.
In particular, the 4.6 percent increase in vehicle shipments, from 259 thousand units for the three months ended March 31, 2014, to 271 thousand units for the three months ended March 31, 2015, was largely driven by the Fiat 500 family and the Jeep brand.
Adjusted EBIT
EMEA Adjusted EBIT income for the three months ended March 31, 2015 was €25 million, an improvement of €97 million, or 134.7 percent, from an EBIT negative of €72 million for the three months ended March 31, 2014.
The increase in EMEA Adjusted EBIT was primarily attributable to the combination of (i) a favorable volume/mix impact of €106 million reflecting the continued success of the Fiat 500 family and Jeep brand and more specifically from the all-new Fiat 500X and the all-new 2015 Jeep Renegade, (ii) a €52 million impact from improvement in net pricing, partially offset by (iii) a €46 million increase in sales and marketing spending to support the Jeep brand growth and the launch of the all-new Fiat 500X and (iv) a €24 million increase in industrial costs, reflecting higher costs for U.S. imported vehicles due to weaker Euro, partially offset by purchasing savings and manufacturing efficiencies.
Ferrari

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	621	100.0%	620	100.0%	1	0.2%
Adjusted EBIT	100	16.1%	80	12.9%	20	25.0%
Shipments	1,635	—	1,732	—	(97)	(5.6)%
Net Revenues
For the three months ended March 31, 2015, Ferrari net revenues of €621 million were consistent with net revenues for the three months ended March 31, 2014, but lower by 5.8 percent on a constant currency basis, reflecting favorable foreign currency exchange effects, offset by reduced shipments.

Adjusted EBIT
Ferrari Adjusted EBIT for the three months ended March 31, 2015, was €100 million, an increase of €20 million, or 25.0 percent from €80 million for the three months ended March 31, 2014. The increase in Adjusted EBIT primarily reflected lower research and development costs, due to timing of model development, and favorable foreign currency exchange effects.
Maserati

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages and shipments which are in units)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Net revenues	523	100.0%	649	100.0%	(126)	(19.4)%
Adjusted EBIT	36	6.9%	59	9.1%	(23)	(39.0)%
Shipments	7,306	—	8,041	—	(735)	(9.1)%
Net revenues
For the three months ended March 31, 2015, Maserati net revenues were €523 million, a decrease of €126 million, or 19.4 percent, (29.1 percent on a constant currency basis), from €649 million for the three months ended March 31, 2014, primarily driven by a decrease in vehicle shipments from 8,041 units for the three months ended March 31, 2014 to 7,306 units for the three months ended March 31, 2015, resulting from weaker demand in China.
Adjusted EBIT
Maserati Adjusted EBIT for the three months ended March 31, 2015 was €36 million, a decrease of €23 million, or 39.0 percent, from €59 million for the three months ended March 31, 2014 due to the decrease in volume described above and an unfavorable product mix, partially offset by cost efficiencies.
Components

	For the three months ended March 31,				Increase/(decrease)
(€ million, except percentages)	2015	% of segment net revenues	2014	% of segment net revenues	2015 vs. 2014
Magneti Marelli
Net revenues	1,807		1,574		233	14.8%
Adjusted EBIT	56		43		13	30.2%
Teksid
Net revenues	180		162		18	11.1%
Adjusted EBIT	1		(4)		5	125.0%
Comau
Net revenues	468		361		107	29.6%
Adjusted EBIT	11		9		2	22.2%
Intrasegment eliminations
Net revenues	(20)		(16)		(4)	25.0%
Components
Net revenues	2,435	100.0%	2,081	100.0%	354	17.0%
Adjusted EBIT	68	2.8%	48	2.3%	20	41.7%

Net revenues
Components net revenues for the three months ended March 31, 2015 were €2.4 billion, an increase of €0.4 billion, or 17.0 percent (11.9 percent on a constant currency basis), from €2.1 billion for the three months ended March 31, 2014.
Magneti Marelli
Magneti Marelli net revenues for the three months ended March 31, 2015 were €1.8 billion, an increase of €0.2 billion, or 14.8 percent, from €1.6 billion for the three months ended March 31, 2014 primarily reflecting positive performance in Europe, partially offset by the contraction of the market in Brazil.
Teksid
Teksid net revenues for the three months ended March 31, 2015 were €180 million, an increase of €18 million, or 11.1 percent, from €162 million for the three months ended March 31, 2014, primarily attributable to a 37 percent increase in aluminum business volumes, offset by an 8 percent decrease in cast iron business volumes.
Comau
Comau net revenues for the three months ended March 31, 2015 were €468 million, an increase of €107 million, or 29.6 percent, from €361 million for the three months ended March 31, 2014 mainly attributable to the body welding, powertrain and robotics businesses.
Adjusted EBIT
Components Adjusted EBIT for the three months ended March 31, 2015 was €68 million, an increase of €20 million or 41.7 percent, from €48 million for the three months ended March 31, 2014.
Magneti Marelli
Magneti Marelli Adjusted EBIT for the three months ended March 31, 2015 was €56 million, an increase of €13 million, or 30.2 percent, from €43 million for the three months ended March 31, 2014. The increase in Adjusted EBIT primarily related to higher volumes and the benefit of cost containment actions and efficiencies, partially offset by start-up costs related to the plant in Pernambuco, Brazil.
Teksid
Teksid Adjusted EBIT for the three months ended March 31, 2015 was €1 million, an increase of €5 million, or 125.0% from an Adjusted EBIT negative of €4 million for the three months ended March 31, 2014 primarily attributable to increased cost efficiencies and favorable foreign currency exchange effects.
Comau
Comau Adjusted EBIT for the three months ended March 31, 2015 was €11 million, an increase of €2 million, or 22.2 percent, from €9 million for the three months ended March 31, 2014, primarily due to increased volumes.

Consolidated Results of Operations – 2014 compared to 2013 and 2013 compared to 2012
The following is a discussion of the results of operations for the year ended December 31, 2014 as compared to the year ended December 31, 2013 and for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate the year-on-year comparisons.

	For the Years Ended December 31,
(€ million)	2014	2013	2012
Net revenues	96,090	86,624	83,765
Cost of sales	83,146	74,326	71,473
Selling, general and administrative costs	7,084	6,702	6,775
Research and development costs	2,537	2,236	1,858
Other income/(expenses)	197	77	(68)
Result from investments	131	84	87
Gains/(losses) on the disposal of investments	12	8	(91)
Restructuring costs	50	28	15
Other unusual income/(expenses)	(390)	(499)	(138)
EBIT	3,223	3,002	3,434
Net financial expenses	(2,047)	(1,987)	(1,910)
Profit before taxes	1,176	1,015	1,524
Tax expense/(income)	544	(936)	628
Net profit	632	1,951	896
Net profit attributable to:
Owners of the parent	568	904	44
Non-controlling interests	64	1,047	852
Net revenues

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Net revenues	96,090	86,624	83,765	9,466	10.9%	2,859	3.4%
2014 compared to 2013

Net revenues for the year ended December 31, 2014 were €96.1 billion, an increase of €9.5 billion, or 10.9 percent (11.9 percent on a constant currency basis), from €86.6 billion for the year ended December 31, 2013.
The increase in net revenues was primarily attributable to (i) a €6.7 billion increase in NAFTA net revenues, related to an increase in shipments and improved vehicle and distribution channel mix, (ii) a €1.6 billion increase in APAC net revenues attributable to an increase in shipments and improved vehicle mix, (iii) a €1.1 billion increase in Maserati net revenues primarily attributable to an increase in shipments, (iv) a €0.7 billion increase in EMEA net revenues mainly attributable to an increase in shipments and improved mix, and (v) an increase of €0.5 billion in Components net revenues, which were partially offset by (v) a decrease of €1.3 billion in LATAM net revenues. The decrease in LATAM net revenues was attributable to the combined effect of lower vehicle shipments and unfavorable foreign currency translation effect related to the weakening of the Brazilian Real against the Euro, only partially offset by positive pricing and vehicle mix.

2013 compared to 2012

Net revenues for the year ended December 31, 2013 were €86.6 billion, an increase of €2.8 billion, or 3.4 percent (7.4 percent on a constant currency basis), from €83.8 billion for the year ended December 31, 2012.
The increase in net revenues was primarily attributable to increases of €2.3 billion in NAFTA segment net revenues and €1.5 billion in APAC segment net revenues, both of which were largely driven by increases in shipments. In addition, Maserati net revenues increased by €0.9 billion supported by an increase in shipments driven by the 2013 launches including the new Quattroporte in March and the Ghibli in October. These increases were partly offset by a decrease of €1.1 billion in LATAM segment net revenues, and a €0.4 billion decrease in EMEA segment net revenues. The decrease in LATAM segment net revenues was largely attributable to the combined effect of unfavorable foreign currency translation related to the weakening of the Brazilian Real against the Euro, and a 3.0 percent decrease in vehicle shipments. The decrease in EMEA segment net revenues was largely due to a decrease in shipments, attributable to the combined effect of the persistent weak economic conditions in Europe, which resulted in a 1.8 percent passenger car industry contraction, and in part due to a decrease in our passenger car market share, as a result of increasing competition in the industry.
See “—Segments” below for a detailed discussion of net revenues by segment.
Cost of sales

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Cost of sales	83,146	86.5%	74,326	85.8%	71,473	85.3%	8,820	11.9%	2,853	4.0%
Cost of sales includes purchases, certain warranty and product-related costs, labor costs, depreciation, amortization and logistic costs. We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers which we use to manufacture our vehicles, parts and accessories. These purchases generally account for approximately 80 percent of total cost of sales. Fluctuations in cost of sales are primarily related to the number of our vehicles we produce and ship, along with changes in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. The cost of sales could also be affected, to a lesser extent, by fluctuations in certain raw material prices.
2014 compared to 2013

Cost of sales for the year ended December 31, 2014 was €83.1 billion, an increase of €8.8 billion, or 11.9 percent (12.8 percent on a constant currency basis), from €74.3 billion for the year ended December 31, 2013. As a percentage of net revenues, cost of sales was 86.5 percent for the year ended December 31, 2014 compared to 85.8 percent for the year ended December 31, 2013.
The increase in cost of sales was primarily due to the combination of (i) €5.6 billion related to increased vehicle shipments, primarily in the NAFTA, APAC, Maserati and EMEA segments, partially offset by a reduction in LATAM shipments, (ii) €2.5 billion related to vehicle and distribution channel mix primarily attributable to the NAFTA segment, and (iii) €0.5 billion arising primarily from price increases for certain raw materials in LATAM, which were partially offset by (v) favorable foreign currency translation effect of €0.7 billion.
In particular, the €2.5 billion increase in cost of sales related to vehicle and distribution channel mix was primarily driven by the higher percentage of growth in certain SUV shipments as compared to passenger car shipments, along with more retail shipments relative to fleet shipments in NAFTA.
Cost of sales for the year ended December 31, 2014 increased by approximately €800 million due to an increase of warranty expense and also included the effects of recently approved recall campaigns in the NAFTA segment.

The favorable foreign currency translation impact of €0.7 billion was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.
2013 compared to 2012

Cost of sales for the year ended December 31, 2013 was €74.3 billion, an increase of €2.8 billion, or 4.0 percent (7.9 percent on a constant currency basis), from €71.5 billion for the year ended December 31, 2012. As a percentage of net revenues, cost of sales was 85.8 percent for the year ended December 31, 2013 compared to 85.3 percent for the year ended December 31, 2012.
The increase in costs of sales was due to the combination of (i) increased costs of €2.1 billion related to increased vehicle shipments, primarily in the NAFTA segment, (ii) increased costs of €1.7 billion primarily attributable to the NAFTA segment, related to shifts in vehicle and distribution channel mix, (iii) increased cost of sales of €0.9 billion relating to the new-model content enhancements, (iv) increased costs of €0.5 billion arising from price increases for certain raw materials, and (v) an increase in other costs of sales of €0.5 billion, the effects of which were partially offset by the positive impact of foreign currency translation of €2.8 billion, largely attributable to the weakening of the U.S. Dollar and the Brazilian Real against the Euro.
In particular, the increase in cost related to vehicle mix was primarily driven by a higher percentage growth in truck and certain SUV shipments as compared to passenger car shipments, while the shift in distribution channel mix was driven by the relative growth in retail shipments, which generally have additional content per vehicle as compared to fleet shipments. The €0.5 billion increase in the price of raw materials was particularly related to the LATAM segment, driven by the weakening of the Brazilian Real, which impacts foreign currency denominated purchases in that segment. The increase in other costs of sales of €0.5 billion was largely attributable to increases in depreciation relating to the investments associated with our recent product launches and an increase in labor costs in order to meet increased production requirements both of which primarily related to the NAFTA segment.
Selling, general and administrative costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Selling, general and administrative costs	7,084	7.4%	6,702	7.7%	6,775	8.1%	382	5.7%	(73)	(1.1)%
2014 compared to 2013

Selling, general and administrative costs include advertising, personnel, and other costs. Advertising costs accounted for approximately 44.0 percent and 43.0 percent of total selling, general and administrative costs for the year ended December 31, 2014 and 2013 respectively.
Selling, general and administrative costs for the year ended December 31, 2014 were €7,084 million, an increase of €382 million, or 5.7 percent, from €6,702 million for the year ended December 31, 2013. As a percentage of net revenues, selling, general and administrative costs were 7.4 percent for the year ended December 31, 2014 compared to 7.7 percent for the year ended December 31, 2013.
The increase in selling, general and administrative costs was due to the combined effects of (i) a €293 million increase in advertising expenses driven primarily by the NAFTA, APAC and EMEA segments, (ii) a €157 million increase in other selling, general and administrative costs primarily attributable to the LATAM and Maserati segments, and to a lesser extent, the APAC segment which were partially offset by (iii) a reduction in other general and administrative expenses in the NAFTA segment and (iv) the impact of favorable foreign currency translation of €68 million.

The increase in advertising expenses was largely attributable to the APAC and NAFTA segments to support the growth of the business in their respective markets. In addition, advertising expenses increased within the NAFTA segment for new product launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200. There were additional increases in advertising expenses for the EMEA segment related to the Jeep brand growth and new product launches, including the all-new 2014 Jeep Cherokee and Renegade. The favorable foreign currency translation impact of €68 million was primarily attributable to the LATAM segment, driven by the weakening of the Brazilian Real against the Euro.
The increase in other selling, general and administrative costs attributable to the Maserati segment has been driven by the increase in volumes. The increase in other selling, general and administrative costs attributable to the APAC segment was driven by volume growth in the region, while the increase in the LATAM segment includes the start-up costs of the Pernambuco plant.
2013 compared to 2012

Selling, general and administrative costs for the year ended December 31, 2013 were €6,702 million, a decrease of €73 million, or 1.1 percent, from €6,775 million for the year ended December 31, 2012. As a percentage of net revenues, selling, general and administrative costs were 7.7 percent for the year ended December 31, 2013 compared to 8.1 percent for the year ended December 31, 2012.
The decrease in selling, general and administrative costs was due to the combined effects of the positive impact of foreign currency translation of €240 million, partially offset by a €102 million increase in personnel expenses, largely related to the NAFTA segment, and an increase in advertising expenses of €37 million. In particular, advertising expenses increased in 2013 due to the product launches in the NAFTA segment (2014 Jeep Grand Cherokee, the all-new 2014 Jeep Cherokee and the all-new Fiat 500L), in the APAC segment (Dodge Journey) and the Maserati segment (Quattroporte and Ghibli), which continued following launch to support the growth in their respective markets, which were partially offset by a decrease in advertising expenses for the EMEA segment as a result of efforts to improve the focus of advertising campaigns.
Research and development costs

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	Percentage of net revenues	2013	Percentage of net revenues	2012	Percentage of net revenues	2014 vs. 2013		2013 vs. 2012
Research and development costs expensed during the year	1,398	1.5%	1,325	1.5%	1,180	1.4%	73	5.5%	145	12.3%
Amortization of capitalized development costs	1,057	1.1%	887	1.0%	621	0.7%	170	19.2%	266	42.8%
Write-down of costs previously capitalized	82	0.1%	24	0.0%	57	0.1%	58	241.7%	(33)	(57.9)%
Research and development costs	2,537	2.6%	2,236	2.6%	1,858	2.2%	301	13.5%	378	20.3%
We conduct research and development for new vehicles and technology to improve the performance, safety, fuel efficiency, reliability, consumer perception and environmental impact (i.e. reduced emissions) of our vehicles. Research and development costs consist primarily of material costs and personnel related expenses that support the development of new and existing vehicles with powertrain technologies. For further details of research and development costs, see “—Trends, Uncertainties and Opportunities—Product Development.” For details of our research and development activities, see “Business—Research and Development.”

2014 compared to 2013
Research and development costs for the year ended December 31, 2014 were €2,537 million, an increase of €301 million, or 13.5 percent, from €2,236 million for the year ended December 31, 2013. As a percentage of net revenues, research and development costs were 2.6 percent both for years ended December 31, 2014 and 2013.
The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of previously capitalized development costs of €170 million, (ii) an increase in research and development costs expensed during the period of €73 million and (iii) an increase in write-down of costs previously capitalized of €58 million.
Research and development costs capitalized as a percentage of total expenditures on research and development were 61.9 percent for the year ended December 31, 2014, as compared to 60.6 percent for the year ended December 31, 2013. Expenditures on research and development amounted to €3,665 million for the year ended December 31, 2014, an increase of 8.9 percent, from €3,367 million, for the year ended December 31, 2013, resulting in a 5.5 percent increase in research and development costs expensed.
The increase in amortization of capitalized development costs was attributable to the launch of new products, and in particular related to the NAFTA segment, driven by the all-new 2014 Jeep Cherokee, which began shipping to dealers in late October 2013, and the all-new 2015 Chrysler 200, which was launched in the first quarter of 2014, and began arriving in dealerships in May 2014.
2013 compared to 2012

Research and development costs for the year ended December, 31 2013 were €2,236 million, an increase of €378 million, or 20.3 percent, from €1,858 million for the year ended December 31, 2012. As a percentage of net revenues, research and development costs were 2.6 percent for the year ended December 31, 2013 compared to 2.2 percent for the year ended December 31, 2012.
The increase in research and development costs was attributable to the combined effects of (i) an increase in the amortization of capitalized development costs of €266 million and (ii) an increase in research and development costs expensed during the year of €145 million, which were partly offset by €33 million lower write-down of costs previously capitalized.
The increase in amortization of capitalized development costs was largely attributable to new product launches. In particular, amortization of capitalized development in the NAFTA segment increased as a result of the 2013 launches, including the all-new 2014 Jeep Cherokee, the Jeep Grand Cherokee and the Ram 1500. The €145 million increase in research and development costs expensed during the year was largely attributable to increases in the NAFTA segment, largely driven by an increase in expenses related to personnel involved in research and development activities. In particular, at December 31, 2013 a total of 18,700 employees were dedicated to research and development activities at Group level, compared to 17,900 at December 31, 2012.
Other income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Other income/(expenses)	197	77	(68)	120	155.8%	145	n.m.
2014 compared to 2013
Other income/(expenses) for the year ended December 31, 2014 amounted to net income of €197 million, as compared to net income of €77 million for the year ended December 31, 2013.
For both years ended December 31, 2014 and December 31, 2013, there were no items that either individually or in aggregate are considered material.

2013 compared to 2012

Other income/(expenses) for the year ended December 31, 2013 amounted to net other income of €77 million, an increase of €145 million, from net other expenses of €68 million for the year ended December 31, 2012.
For 2013 other income/(expenses) was comprised of other income of €291 million, which was partially offset by other expenses of €214 million. Of the total 2013 other income, €140 million related to rental, royalty and licensing income, and €151 million related to miscellaneous income, which includes insurance recoveries and other costs recovered. Other expenses mainly related to indirect tax expenses incurred.
For 2012 other income/(expenses) was comprised of other income of €242 million, which was more than offset by other expenses of €310 million. Of the total 2012 other income, €132 million related rental, royalty and licensing income, and €110 million related to miscellaneous income. In 2012, other expenses mainly related to indirect tax expenses incurred.
Result from investments

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Result from investments	131	84	87	47	56.0%	(3)	(3.4)%
2014 compared to 2013
The largest contributors to result from investments for the years ended December 31, 2014 and 2013 were FCA Bank S.p.A. (“FCA Bank”), formerly known as FGA Capital S.p.A., a jointly-controlled finance company that manages activities in retail automotive financing, dealership financing, long-term car rental and fleet management in 14 European countries, and Tofas-Turk Otomobil Fabrikasi A.S., a jointly-controlled Turkish automaker.
Result from investments for the year ended December 31, 2014 was €131 million, an increase of €47 million, or 56.0 percent, from €84 million for the year ended December 31, 2013. The increase in result from investments was primarily attributable to the €20 million decrease in the loss relating to the Group’s investment in RCS MediaGroup and to the €26 million increase in results from investments in the EMEA segment.
2013 compared to 2012
Result from investments for the year ended December, 31 2013 was €84 million, a decrease of €3 million, or 3.4 percent, from €87 million for the year ended December 31, 2012.
The decrease was largely attributable to the combined effect of a €23 million increase in the loss of a Chinese joint venture and a €12 million decrease in the profit of the Turkish joint venture, which were almost entirely offset by a €35 million decrease in the loss relating to the Group’s investment in RCS MediaGroup.
Gains/(losses) on the disposal of investments

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Gains/(losses) on the disposal of investments	12	8	(91)	4	50.0%	99	n.m.
2014 compared to 2013
Gains on the disposal of investments for the year ended December 31, 2014 were €12 million, an increase of €4 million, from €8 million for the year ended December 31, 2013.

For both years ended December 31, 2014 and December 31, 2013, there were no items that either individually or in aggregate are considered material.
2013 compared to 2012
Gains on the disposal of investments for the year ended December 31, 2013 were €8 million, an increase of €99 million from a loss on the disposal of investments for the year ended December 31, 2012 of €91 million.
The loss on disposal of investments recognized in 2012 relates to the write-down of our investment in Sevelnord Société Anonyme, a vehicle manufacturing joint venture with PSA Peugeot Citroen following its re-measurement at fair value as a result of being classified as an asset held for sale in 2012, in accordance with IFRS 5–Non-current Assets Held for Sale and Discontinued Operations. In 2012, we entered into an agreement with PSA Peugeot Citroen providing for the transfer of its shareholding in Sevelnord Société Anonyme. The investment was sold in the first quarter of 2013.
Restructuring costs

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Restructuring costs	50	28	15	22	78.6%	13	86.7%
2014 compared to 2013
Restructuring costs for the year ended December 31, 2014 were €50 million, an increase of €22 million, from €28 million for the year ended December 31, 2013.
Restructuring costs for the year ended December 31, 2014 mainly relate to the LATAM and Components segments.
Restructuring costs for the year ended December 31, 2013 mainly relate to Other activities partially offset by release of a restructuring provision previously recognized in the NAFTA segment.
2013 compared to 2012
Restructuring costs for the year ended December 31, 2013 were €28 million, an increase of €13 million, from €15 million for the year ended December 31, 2012.
Net restructuring costs for 2013 mainly relate to a €38 million restructuring provision related to activities included within other activities, partially offset by a €10 million release of a previously recognized provision related to the NAFTA segment primarily related to decreases in expected workforce reduction costs and legal claim reserves.
Net restructuring costs for 2012 include EMEA segment restructuring costs of €43 million and €20 million related to the Components segment and other activities, which were partially offset by a €48 million release of a previously recognized provision related to the NAFTA segment.
Other unusual income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Other unusual income/(expenses)	(390)	(499)	(138)	109	21.8%	(361)	(261.6)%

2014 compared to 2013
Other unusual expenses for the year ended December 31, 2014 were €390 million, a decrease of €109 million from €499 million for the year ended December 31, 2013.
For the year ended December 31, 2014, Other unusual income/(expenses) amounted to net expenses of €390 million, primarily relating to the €495 million expense recognized in the NAFTA segment in connection with the execution of the MOU with the UAW which was entered into by FCA US on January 21, 2014, which was partially offset by the non-cash and non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with FCA’s acquisition of the remaining 41.5 percent ownership interest in FCA US it did not own previously. In addition, Other unusual expenses include a €98 million re-measurement charge recognized in the LATAM segment as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar, based on developments in the first quarter 2014 related to the foreign exchange process in Venezuela as described in more detail in the Recent Developments section below. For the year ended December 31, 2014 Other unusual expenses also included the €15 million compensation costs deriving from the resignation of the former Ferrari chairman.
2013 compared to 2012

Other unusual expenses for the year ended December 31, 2013 were €499 million, an increase of €361 million, from €138 million for the year ended December 31, 2012.
Other unusual expenses for the year ended December 31, 2013 included other unusual expenses of €686 million, and other unusual income of €187 million.
Other unusual expenses for the year ended December 31, 2013 mainly included (i) impairments of €385 million, (ii) €115 million related to voluntary safety recalls and customer satisfaction actions in the NAFTA segment, and (iii) €43 million related to the devaluation of the Venezuelan Bolivar, or VEF, against the U.S. Dollar. In particular, impairments for 2013 include €272 million related to the rationalization of architectures (the combination of systems that enables the generation of specific vehicle platforms for the different models in a certain segment), associated with the new product strategy for the Alfa Romeo, Maserati and Fiat brands, €57 million related to asset impairments for the cast iron business in Teksid and €56 million related to write-off of certain equity recapture rights resulting from the acquisition of the remaining 41.5 interest in FCA US that was not previously owned. Refer to the Consolidated Financial Statements included elsewhere in this Prospectus for further information on the acquisition of the remaining 41.5 percent interest in FCA US.
Other unusual income for the year ended December 31, 2013 mainly included the impacts of curtailment gains and plan amendments of €166 million related to changes made to FCA US’s U.S. and Canadian defined benefit pension plans.
Other unusual expenses for the year ended December 31, 2012 primarily consisted of costs arising from disputes relating to operations terminated in prior years, costs related to the termination of the Sevelnord Société Anonyme joint venture and to the rationalization of relationships with certain suppliers.
EBIT

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
EBIT	3,223	3,002	3,434	221	7.4%	(432)	(12.6)%
2014 compared to 2013
EBIT for the year ended December 31, 2014 was €3,223 million, an increase of €221 million, or 7.4 percent (9.4 percent on a constant currency basis), from €3,002 million for the year ended December 31, 2013.
The increase in EBIT was primarily attributable to the combined effect of (i) a €397 million decrease in EMEA loss, (ii) a €202 million increase in APAC (iii) a €169 million increase in Maserati, (iv) a €114 million increase in Components and (v) the non-cash and non-taxable gain of €223 million on the re-measurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining 41.5 percent interest in FCA US that was not previously owned, which were partially offset by (vi) a €643 million decrease in NAFTA and (vi) a €315 million decrease in LATAM.
2013 compared to 2012

EBIT for the year ended December 31, 2013 was €3,002 million, a decrease of €432 million, or 12.6 percent (7.2 percent on a constant currency basis), from €3,434 million for the year ended December 31, 2012.
The decrease in EBIT was primarily attributable to the combined effect of (i) a €533 million decrease in LATAM segment EBIT and (ii) a €201 million decrease in NAFTA segment EBIT, which were partially offset by (iii) a €219 million decrease in EMEA segment EBIT loss, (iv) a €49 million increase in Maserati segment EBIT.
See “—Segments” for a detailed discussion of EBIT by segment.
Net financial income/(expenses)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Net financial income/(expenses)	(2,047)	(1,987)	(1,910)	(60)	(3.0)%	(77)	(4.0)%
2014 compared to 2013

Net financial expenses for the year ended December 31, 2014 were €2,047 million, an increase of €60 million, or 3.0 percent, from €1,987 million for the year ended December 31, 2013.
Excluding the gain on the Fiat stock option-related equity swaps of €31 million recognized in the year ended December 31, 2013, net financial expenses were substantially unchanged as the benefits from the FCA US financing transactions completed in February 2014 by FCA US were offset by higher average debt levels (refer to Note 27 to the Consolidated Financial Statements included elsewhere in this Prospectus for a more detailed description of the new financings of FCA US).
2013 compared to 2012

Net financial expenses for the year ended December 31, 2013 were €1,987 million, an increase of €77 million, or 4.0 percent, from €1,910 million for the year ended December 31, 2012. Excluding the gains on the Fiat stock option-related equity swaps (€31 million for 2013, at their expiration, compared to €34 million for 2012), net financial expense was €74 million higher, largely due to a higher average net debt level.
Tax expense/(income)

	For the Years Ended December 31,			Increase/(decrease)
(€ million, except percentages)	2014	2013	2012	2014 vs. 2013		2013 vs. 2012
Tax expense/(income)	544	(936)	628	1,480	158.1%	(1,564)	n.m
2014 compared to 2013

Tax expense for the year ended December 31, 2014 was €544 million, compared with tax income of €936 million for the year ended December 31, 2013. At December 31, 2013, previously unrecognized deferred tax assets of €1,500 million were recognized, principally related to tax loss carry forwards and temporary differences in the NAFTA operations.
Higher deferred tax expense in 2014 due to utilization of a portion of the deferred tax assets recognized in 2013 were largely offset by non-recurring deferred tax benefits which did not occur in the prior year.

In 2014, the Group’s effective tax rate is equal to 39.5 percent. The difference between the theoretical and the effective income taxes is primarily due to €379 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year in EMEA, which is partially offset by the recognition of non-recurring deferred tax benefits of €173 million.
2013 compared to 2012

Tax income for the year ended December 31, 2013 was €936 million, compared to tax expense of €628 million for the year ended December 31, 2012.
The increase in tax income was due to the recognition of previously unrecognized deferred tax assets related to FCA US of €1,500 million. The FCA US deferred tax assets were recognized as a result of the recoverability assessment performed at December 31, 2013, which reached the conclusion that it was probable that future taxable profit will allow the deferred tax assets to be recovered. For further details of the recoverability assessment, see “—Critical Accounting Estimates—Recoverability of Deferred Tax Assets.” Excluding the effect of the previously unrecognized deferred tax assets, the effective rate of tax would have been 48.7 percent compared to 35.7 percent for 2012. See Note 10 to the Consolidated Financial Statements included elsewhere in this Prospectus for a reconciliation of the theoretical tax expense to the effective tax charge. The increase in the effective tax rate was mainly attributable to lower utilization of tax losses carried forward for which deferred tax assets had not been recognized in the past, partially offset by lower unrecognized deferred tax assets on temporary differences and tax losses arising in the year.
Segments
The following is a discussion of net revenues, EBIT and shipments for each segment.

(€ million, except shipments which are in thousands of units)	Net revenues for the years ended December 31,			EBIT for the years ended December 31,			Shipments for the years ended December 31,
	2014	2013	2012	2014	2013	2012	2014	2013	2012
NAFTA	52,452	45,777	43,521	1,647	2,290	2,491	2,493	2,238	2,115
LATAM	8,629	9,973	11,062	177	492	1,025	827	950	979
APAC	6,259	4,668	3,173	537	335	274	220	163	103
EMEA	18,020	17,335	17,717	(109)	(506)	(725)	1,024	979	1,012
Ferrari	2,762	2,335	2,225	389	364	335	7	7	7
Maserati	2,767	1,659	755	275	106	57	36	15	6
Components	8,619	8,080	8,030	260	146	165	n.m.(2)	n.m.(2)	n.m.(2)
Other activities	831	929	979	(114)	(167)	(149)	n.m.(2)	n.m.(2)	n.m.(2)
Unallocated items & adjustments(1)	(4,249)	(4,132)	(3,697)	161	(58)	(39)	n.m.(2)	n.m.(2)	n.m.(2)
Total	96,090	86,624	83,765	3,223	3,002	3,434	4,608	4,352	4,223
__________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation.
(2) Number is not meaningful.
NAFTA

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	52,452	100.0%	45,777	100.0%	43,521	100.0%	6,675	14.6%	2,256	5.2%
EBIT	1,647	3.1%	2,290	5.0%	2,491	5.7%	(643)	(28.1)%	(201)	(8.1)%
Shipments	2,493	n.m.	2,238	n.m.	2,115	n.m.	255	11.4%	123	5.8%

Net revenues
2014 compared to 2013

NAFTA net revenues for the year ended December 31, 2014 were €52.5 billion, an increase of €6.7 billion, or 14.6 percent, from €45.8 billion for the year ended December 31, 2013. The total increase of €6.7 billion was primarily attributable to (i) an increase in shipments of €4.4 billion, (ii) favorable market and vehicle mix of €1.9 billion and (iii) favorable net pricing of €0.4 billion.
The 11.4 percent increase in vehicle shipments from 2,238 thousand units for the year ended December 31, 2013, to 2,493 thousand units for the year ended December 31, 2014, was largely driven by increased demand of the Group’s vehicles, including the all-new 2014 Jeep Cherokee, Ram pickups and the Jeep Grand Cherokee. These increases were partially offset by a reduction in the prior model year Chrysler 200 and Dodge Avenger shipments due to their discontinued production in the first quarter of 2014 in preparation for the launch and changeover to the all-new 2015 Chrysler 200, which began arriving in dealerships in May 2014.
Of the favorable mix impact of €1.9 billion, €1.7 billion related to vehicle mix due to higher proportion of trucks and certain SUVs as compared to passenger cars (as these larger vehicles generally have a higher selling price), and €0.2 billion related to a shift in distribution channel mix to greater retail shipments as a percentage of total shipments, which is consistent with the continuing strategy to grow U.S. retail market share while maintaining stable fleet shipments.
Favorable net pricing of €0.4 billion reflected favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.
2013 compared to 2012

NAFTA net revenues for the year ended December 31, 2013 were €45.8 billion, an increase of €2.3 billion, or 5.2 percent (8.7 percent on a constant currency basis), from €43.5 billion for the year ended December 31, 2012. The total increase of €2.3 billion was mainly attributable to the combination of (i) an increase in shipments of €1.5 billion, (ii) favorable market and vehicle mix of €1.2 billion and (iii) favorable vehicle pricing of €0.9 billion, which were partially offset by (iv) unfavorable foreign currency impact of €1.5 billion.
The 5.8 percent increase in vehicle shipments from 2,115 thousand vehicles for the year ended December 31, 2012 to 2,238 thousand vehicles for the year ended December 31, 2013, was primarily driven by increased demand for our products, as evidenced by the increase in market share, from 11.3 percent for the year ended December 31, 2012 to 11.5 percent for the year ended December 31, 2013. The increase in shipments was supported by the launch of the Ram 1500 in late 2012 and the all-new 2014 Jeep Cherokee, the effects of which were partially offset by a decrease in Jeep Liberty shipments following its discontinued production during 2012. Of the favorable mix impact of €1.2 billion, €0.9 billion was related to the increase of shipments of trucks and certain SUVs, as compared to passenger cars (as trucks generally have a higher selling price), while a shift in the distribution channel mix towards higher priced retail shipments and away from fleet shipments resulted in an increase in net revenues of €0.3 billion. Our ability to increase sales price of current year models to reflect enhancements made resulted in an increase in net revenues of €0.9 billion. These increases were partially offset by the impact of the weakening of the U.S. Dollar against the Euro during 2013, which amounted to €1.5 billion.

EBIT
2014 compared to 2013
NAFTA EBIT for the year ended December 31, 2014 was €1,647 million, a decrease of €643 million, or 28.1 percent from EBIT of €2,290 million for the year ended December 31, 2013.

The decrease in NAFTA EBIT was primarily attributable to the combination of (i) increased industrial costs of €1,577 million (ii) an increase of €575 million in other unusual expenses and (iii) a €29 million increase in selling, general and administrative costs largely attributable to higher advertising costs to support new vehicle launches, including the all-new 2014 Jeep Cherokee and the all-new 2015 Chrysler 200, partially offset by (iv) the favorable volume/mix impact of €1,129 million, driven by the previously described increase in shipments, and (v) favorable net pricing of €411 million due to favorable pricing and pricing for enhanced content, partially offset by incentive spending on certain vehicles in portfolio.
The increase in industrial costs was attributable to an increase in warranty expenses of approximately €800 million which included the effects of certain recall campaigns, an increase in base material costs of €978 million mainly related to higher base material costs associated with vehicles and components and content enhancements on new models and €262 million in higher research and development costs and depreciation and amortization.
For the year ended December 31, 2014, unusual items were negative by €504 million primarily reflecting the €495 million charge in the first quarter of 2014 connected with the UAW MOU entered into by FCA US on January 21, 2014.
For the year ended December 31, 2013, unusual items were positive by €71 million, primarily including (i) a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee, partially offset by (ii) the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction pension obligation in NAFTA.
2013 compared to 2012

NAFTA EBIT for the year ended December 31, 2013 was €2,290 million, a decrease of €201 million, or 8.1 percent (4.9 percent on a constant currency basis), from €2,491 million for the year ended December 31, 2012.
The decrease in NAFTA EBIT was primarily attributable to the combination of (i) favorable pricing effects of €868 million, driven by our ability to increase sales price of current year models for enhancements made and (ii) favorable volume/mix impact of €588 million, driven by an increase of shipments of trucks and certain SUVs as compared to passenger cars, which were more than offset by (iii) increased industrial costs of €1,456 million (iv) an increase in selling, general and administrative costs of €90 million largely attributable to costs incurred in launching new products during 2013, (v) unfavorable foreign currency translation of €79 million, driven by the weakening of the U.S. dollar against the Euro during 2013, and (vi) a €23 million increase in other unusual income. In particular, the increase in industrial costs was attributable to an increase in cost of sales related to new-model content enhancements, an increase in depreciation and amortization, driven by the new product launches, including the all-new 2014 Jeep Cherokee, the Jeep Grand Cherokee and the Ram 1500 pick-up truck and an increase in labor costs in order to meet increased production requirements. The increase in other unusual income was attributable to the combined effects of a gain recognized from amendments to FCA US’s U.S. and Canadian defined benefit pension plans, offset by charges related to voluntary safety recalls and customer satisfaction action for certain models produced in various years from 1993 to 2007 by Old Carco.

LATAM

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	8,629	100.0%	9,973	100.0%	11,062	100.0%	(1,344)	(13.5)%	(1,089)	(9.8)%
EBIT	177	2.1%	492	4.9%	1,025	9.3%	(315)	(64.0)%	(533)	(52.0)%
Shipments	827	n.m	950	n.m.	979	n.m.	(123)	(12.9)%	(29)	(3.0)%
Net revenues
2014 compared to 2013

LATAM net revenues for the year ended December 31, 2014 were €8.6 billion, a decrease of €1.3 billion, or 13.5 percent (6.9 percent on a constant currency basis), from €10.0 billion for the year ended December 31, 2013. The total decrease of €1.3 billion was attributable to (i) a decrease of €1.2 billion driven by lower shipments, and (ii) unfavorable foreign currency translation of €0.7 billion, which were partially offset by (iii) favorable net pricing and vehicle mix of €0.6 billion.
The 12.9 percent decrease in vehicle shipments from 950 thousand units for the year ended December 31, 2013, to 827 thousand units for the year ended December 31, 2014 reflected weaker demand in the region’s main markets, where Brazil continued the negative market trend started in 2012, Argentina was impacted by import restrictions and additional tax on more expensive vehicles and Venezuela suffered from weaker trading conditions. The weakening of the Brazilian Real against the Euro impacted net revenues by €0.6 billion, in particular, the average exchange rate used to translate Brazilian Real balances for the year ended December 31, 2014, was 8.9 percent lower than the average exchange rate used for the same period in 2013.
2013 compared to 2012

LATAM net revenues for the year ended December 31, 2013 were €10.0 billion, a decrease of €1.1 billion, or 9.8 percent (an increase of 0.7 percent on a constant currency basis), from €11.1 billion for the year ended December 31, 2012. The total decrease of €1.1 billion was attributable to the combination of the impact of (i) unfavorable foreign currency translation of €1.2 billion, and (ii) €0.3 billion related to a decrease in vehicle shipments, which were partially offset by (iii) favorable mix of €0.1 billion and (iv) favorable pricing impact of €0.1 billion.
LATAM net revenues were significantly impacted by the weakening of the Brazilian Real against the Euro, as the average exchange rate used to translate 2013 balances was 14.3 percent lower than the average exchange rate for 2012, impacting net revenues negatively by €1.2 billion. The 3.0 percent vehicle shipment decrease from 979 thousand units for 2012 to 950 thousand units for 2013, which impacted net revenues by €0.3 billion, was largely attributable to reductions of shipments in Brazil. In 2012 sales tax incentives were introduced to promote the sale of small vehicles, a segment in which we hold a market leading position. As such, we were well positioned to meet the increased consumer demand for small cars, recording an increase in shipments in 2012. In 2013, the gradual phase out of the tax incentives was initiated and was a contributing factor to a shift in market demand away from the small car segment and into larger vehicles, resulting in a decrease in our Brazilian market share, from 23.3 percent in 2012 to 21.5 percent in 2013.
EBIT
2014 compared to 2013

LATAM EBIT for the year ended December 31, 2014 was €177 million, a decrease of €315 million, or 64.0 percent (53.7 percent on a constant currency basis), from €492 million for the year ended December 31, 2013.
The decrease in LATAM EBIT was primarily attributable to the combination of (i) unfavorable volume/mix impact of €228 million attributable to a decrease in shipments, partially offset by an improvement in vehicle mix in Brazil, (ii) an increase in industrial costs of €441 million largely attributable to price increases for certain foreign currency denominated purchases, which were impacted by the weakening of the Brazilian Real, (iii) the impact of unfavorable foreign currency translation of €51 million attributable to the weakening of the Brazilian Real against the Euro, partially offset by (iv) favorable pricing of €381 million driven by pricing actions in Brazil and Argentina.
In particular, LATAM net other unusual expenses amounted to €112 million for the year ended December 31, 2014, which included €98 million for the re-measurement charge on the Venezuelan subsidiary’s net monetary assets, compared to €127 million for the year ended December 31, 2013 which included €75 million attributable to the streamlining of architectures and models associated to the refocused product strategy and €43 million relating to the loss recognized on translation of certain monetary liabilities from VEF into U.S. Dollar.
2013 compared to 2012

LATAM EBIT for the year ended December 31, 2013 was €492 million, a decrease of €533 million, or 52.0 percent (44.5 percent on a constant currency basis), from €1,025 million for December 31, 2012.
The decrease in LATAM EBIT was primarily attributable to the combination of (i) an increase in industrial costs of €257 million related to increased labor costs and price increases for certain purchases, as the weakening of the Brazilian Real affected the prices of foreign currency denominated purchases, (ii) unfavorable volume/mix impact of €111 million, driven by the combination of the previously described 3.0 percent decrease in shipments, and an increase in the proportion of vehicles produced in Argentina, for which we have higher manufacturing and logistic costs than in Brazil, (iii) a €96 million increase in other unusual expenses, (iv) the impact of unfavorable foreign currency translation of €77 million related to the previously described weakening of the Brazilian Real against the Euro and (v) an increase in selling, general and administrative costs of €37 million mainly due to new advertising campaigns in Brazil, which were partially offset by favorable pricing impact of €64 million, supported by new product launches. In particular, the most significant components of other unusual expenses included €75 million attributable to the streamlining of architectures and models associated to the refocused product strategy and €43 million relating to the loss recognized on translation of certain monetary liabilities from VEF into U.S. Dollar, on the devaluation of the official exchange rate of the VEF. For further details see Notes 8 and 21 to the Consolidated Financial Statements included elsewhere in this Prospectus.
APAC

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	6,259	100.0%	4,668	100.0%	3,173	100.0%	1,591	34.1%	1,495	47.1%
EBIT	537	8.6%	335	7.2%	274	8.6%	202	60.3%	61	22.3%
Shipments	220	n.m	163	n.m.	103	n.m.	57	35.0%	60	58.3%
Net revenues
2014 compared to 2013

APAC net revenues for the year ended December 31, 2014 were €6.3 billion, an increase of €1.6 billion, or 34.1 percent (34.6 percent on a constant currency basis), from €4.7 billion for the year ended December 31, 2013.
The total increase of €1.6 billion was primarily attributable to an increase in shipments and improved vehicle mix.
The 35.0 percent increase in shipments from 163 thousand units for the year ended December 31, 2013, to 220 thousand units for the year ended December 31, 2014, was largely supported by shipments to China and Australia, and in particular, driven by Jeep Grand Cherokee, Dodge Journey and the newly-launched Jeep Cherokee.

2013 compared to 2012

APAC net revenues for the year ended December 31, 2013 were €4.7 billion, an increase of €1.5 billion, or 47.1 percent (54.2 percent on a constant currency basis), from €3.2 billion for the year ended December 31, 2012.
The total increase of €1.5 billion was mainly attributable to an increase in shipments of €1.8 billion, which was partially offset by the impact of unfavorable foreign currency translation of €0.2 billion.
The 58.3 percent increase in vehicle shipments from 103 thousand units for the year ended December 31, 2012 to 163 thousand units for the year ended December 31, 2013 was primarily driven by our performance in China and Australia. In particular, our performance in China was driven by efforts to grow our dealer network, the reintroduction of the Dodge Journey and our continued strong performance of the Jeep brand, as a result of which our China market share increased from 0.4 percent in 2012 to 0.8 percent in 2013, while our growth in Australia was mainly driven by the Fiat and Alfa Romeo brands, resulting in an increase in market share from 2.1 percent for the year ended December 31, 2012 to 3.1 percent for the year ended December 31, 2013. The increase in shipments also resulted in an increase in service parts, accessories and service contracts and other revenues, supported our market share growth in APAC markets. The impact of unfavorable foreign currency translation was primarily attributable to fluctuations of the U.S. Dollar and, to a lesser extent, the Japanese Yen against the Euro. In particular, the FCA US portion of APAC segment net revenues were translated from FCA US’s functional currency which is the U.S. Dollar into the Euro, and not from the individual entity functional currency into Euro.
EBIT
2014 compared to 2013

APAC EBIT for the year ended December 31, 2014 was €537 million, an increase of €202 million, or 60.3 percent (unchanged on a constant currency basis) from €335 million for the year ended December 31, 2013.
The increase in APAC EBIT was primarily attributable to (i) a positive volume/mix impact of €494 million as a result of the increase in shipments described above, partially offset by (ii) an increase in selling, general and administrative costs of €111 million to support the growth of the APAC operations, (iii) an increase in industrial costs of €54 million due to higher research and development costs, increased fixed manufacturing costs for new product initiatives and higher production volumes, (iv) unfavorable pricing of €142 million due to the increasingly competitive trading environment, particularly in China.
2013 compared to 2012

APAC EBIT for the year ended December 31, 2013 was €335 million, an increase of €61 million, or 22.3 percent (27.7 percent on a constant currency basis) from €274 million for the year ended December 31, 2012.
The increase in APAC EBIT was attributable to the combined effect of (i) the positive volume and mix impact of €423 million, driven by the efforts to grow our presence in the APAC markets and the previously described 2013 launches of new vehicles, which was partially offset by (ii) an increase in industrial costs of €106 million in higher research and development costs and fixed manufacturing costs, attributable to the growth in our business, (iii) unfavorable pricing effects of €79 million due to the increasingly competitive environment, particularly in China, (iv) an increase in selling, general and administrative costs of €72 million driven by the advertising and promotional expenses incurred in relation to the 2013 launches, including the Dodge Journey and Jeep Compass/Patriot in China and the new Fiat Punto and Fiat Panda in Australia (v) a €26 million decrease in the results of investments, and (vi) the impact of unfavorable foreign currency translation of €15 million. The decrease in result from investments was largely due to the €23 million increase in the loss recorded in the Chinese joint venture GAC FIAT Automobiles Co, attributable to the costs incurred in relation to the future launch of the Fiat Viaggio.

EMEA

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	18,020	100.0%	17,335	100.0%	17,717	100.0%	685	4.0%	(382)	(2.2)%
EBIT	(109)	(0.6)%	(506)	(2.9)%	(725)	(4.1)%	397	78.5%	219	30.2%
Shipments	1,024	n.m	979	n.m.	1,012	n.m.	45	4.6%	(33)	(3.3)%
Net revenues
2014 compared to 2013

EMEA net revenues for the year ended December 31, 2014 were €18.0 billion, an increase of €0.7 billion, or 4.0 percent, from €17.3 billion for the year ended December 31, 2013.
The €0.7 billion increase in EMEA net revenues was mainly attributable to the combination of (i) a €0.6 billion increase in vehicle shipments, (ii) a €0.3 billion favorable sales mix impact primarily driven by Jeep brand and LCV shipments, partially offset by (iii) unfavorable pricing of €0.1 billion due to the increasingly competitive trading environment particularly related to passenger cars in Europe and (iv) €0.1 billion lower components sales.
In particular, the 4.6 percent increase in vehicle shipments, from 979 thousand units for the year ended December 31, 2013, to 1,024 thousand units for the year ended December 31, 2014, was largely driven by the Fiat 500 family, the Jeep brand (the all-new Renegade and Cherokee) and the new Fiat Ducato.
2013 compared to 2012

EMEA net revenues for the year ended December 31, 2013 were €17.3 billion, a decrease of €0.4 billion, or 2.2 percent (1.4 percent on a constant currency basis), from €17.7 billion for the year ended December 31, 2012.
The total decrease of €0.4 billion was attributable to the combined effects of (i) a decrease in vehicle shipments of €0.4 billion, (ii) unfavorable vehicle pricing of €0.2 billion, (iii) a decrease in service parts, accessories and service contracts and other revenues of €0.1 billion and (iv) the impact of unfavorable foreign currency translation of €0.1 billion mainly due to fluctuations of the U.S. Dollar and the British Pound Sterling which were partially offset by (v) the effects of a change in scope of consolidation, arising from obtaining control of VM Motori S.p.A. in 2013, a diesel engine manufacturing company, which impacted net revenues positively by €0.2 billion and (vi) positive vehicle mix of €0.1 billion.
The 3.3 percent decrease in vehicle shipments, from 1,012 thousand units in 2012 to 979 thousand units in 2013, impacted net revenues by €0.4 billion. The decrease in vehicle shipments was in part due to the persistent weak economic conditions in Europe (EU27 + EFTA), which resulted in a 1.8 percent passenger car industry contraction, and in part due to a decrease in our passenger car market share from 6.3 percent in 2012 to 6.0 percent in 2013, while LCV market share decreased from 11.7 percent for 2012 to 11.6 percent for 2013, as a result of the increasing competition in the industry. These conditions led to a decrease in service parts, accessories and service contracts and other revenues of €0.1 billion, while the highly competitive environment and resulting price pressure impacted pricing unfavorably by €0.2 billion. In July 2013, the Group’s option to acquire the remaining 50.0 percent stake in VM Motori S.p.A. became exercisable, which resulted in consolidation on a line-by-line basis. This resulted in a positive impact to net revenues of €0.2 billion. The shift in sales mix towards newly launched and content enriched vehicles, for which sales prices were adjusted, such as the Fiat 500L and the new Fiat Panda over other vehicles, such as the existing Fiat Panda resulted in a positive vehicle mix impact of €0.1 billion.

EBIT
2014 compared to 2013

EMEA EBIT loss for the year ended December 31, 2014 was €109 million, an improvement of €397 million, or 78.5 percent, from an EBIT loss of €506 million for the year ended December 31, 2013.
The decrease in EMEA EBIT loss was primarily attributable to the combination of (i) a €199 million decrease in other unusual expenses, (ii) a favorable volume/mix impact of €174 million driven by the previously described increase in shipments and improved vehicle mix, (iii) a decrease in net industrial costs of €166 million mainly driven by industrial and purchasing efficiencies, which were partially offset by (iv) unfavorable pricing of €85 million as a result of the competitive trading environment and resulting price pressure and (v) an increase in selling, general and administrative costs of €67 million mainly related to advertising expenses primarily to support the growth of Jeep brand and the Jeep Renegade launch.
In 2013, other unusual expenses were €195 million which included the write-off of previously capitalized research and development related to new model development for Alfa Romeo products which were switched to a new platform considered more appropriate for the brand.
2013 compared to 2012

EMEA EBIT for the year ended December 31, 2013 was a loss of €506 million, an improvement of €219 million, or 30.2 percent (31.9 percent on a constant currency basis), from a loss of €725 million for the year ended December 31, 2012.
The decrease in EMEA EBIT loss was attributable to the combined effect of (i) a decrease in selling, general and administrative costs of €199 million as a result of the cost control measures implemented in response to the European market weakness, including efforts to improve the focus of advertising initiatives, (ii) a decrease in industrial costs of €139 million attributable to industrial efficiencies driven by the WCM program and purchasing savings implemented and (iii) a positive volume and mix impact of €77 million, primarily driven by the Fiat 500 family of vehicles, the effects of which were partially offset by (iv) unfavorable net pricing effects of €172 million, attributable to increased competitive pressure, particularly in the first half of 2013, and (v) a decrease in the results of investments of €16 million.
Ferrari

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	2,762	100.0%	2,335	100.0%	2,225	100.0%	427	18.3%	110	4.9%
EBIT	389	14.1%	364	15.6%	335	15.1%	25	6.9%	29	8.7%
Shipments	7	n.m.	7	n.m.	7	n.m.	0	0	0	0
Net Revenues
2014 compared to 2013

For the year ended December 31, 2014, Ferrari net revenues were €2.8 billion, an increase of €0.4 billion, or 18.3 percent, from €2.3 billion for the year ended December 31, 2013. The increase was primarily attributable to the increased volumes and improved vehicle mix driven by the contribution of the LaFerrari model.
2013 compared to 2012

Ferrari net revenues for the year ended December 31, 2013 were €2.3 billion, an increase of €0.1 billion, or 4.9 percent, from €2.2 billion for the year ended December 31, 2012. The total increase of €0.1 billion was primarily attributable to the launch of the production and sale of engines to Maserati for use in their new vehicles in 2013.

EBIT
2014 compared to 2013

Ferrari EBIT for the year ended December 31, 2014, was €389 million, an increase of €25 million, or 6.9 percent from €364 million for the year ended December 31, 2013. For 2014 EBIT includes an unusual charge of €15 million in compensation cost related to the resignation of the former chairman. Increase in EBIT was attributable to higher volumes and improved sales mix largely driven by the contribution of the LaFerrari model.
2013 compared to 2012

Ferrari EBIT for 2013 was €364 million, an increase of €29 million, or 8.7 percent, from €335 million for 2012, attributable to favorable vehicle mix and an increase in the contribution from licensing activities and revenues from the personalization of vehicles.

Maserati

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages and shipments which are in thousands of units)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Net revenues	2,767	100.0%	1,659	100.0%	755	100.0%	1,108	66.8%	904	119.7%
EBIT	275	9.9%	106	6.4%	57	7.5%	169	159.4%	49	86.0%
Shipments	36	n.m.	15	n.m.	6	n.m.	21	140.0%	9	150.0%
Net revenues
2014 compared to 2013

Maserati net revenues were €2.8 billion, an increase of €1.1 billion, or 66.8 percent from €1.7 billion for the year ended December 31, 2013, primarily driven by an increase in vehicle shipments from 15 thousand units for the year ended December 31, 2013, to 36 thousand units for the year ended December 31, 2014.
2013 compared to 2012

Maserati net revenues for 2013 were €1.7 billion, an increase of €0.9 billion, from €0.8 billion for 2012. The increase of €0.9 billion was largely attributable to the increase in vehicle shipments driven primarily by the 2013 launches of the new Quattroporte model in March and the new Ghibli in October.
EBIT
2014 compared to 2013

Maserati EBIT for the year ended December 31, 2014 was €275 million, an increase of €169 million, or 159.4 percent, from €106 million for the year ended December 31, 2013. The increase was primarily driven by the growth in shipments, as previously discussed. In 2013, EBIT included €65 million in unusual charges related to the write-down of previously capitalized development costs following the decision to switch a future model to a more technically advanced platform.
2013 compared to 2012

Maserati EBIT for 2013 was €106 million, an increase of €49 million, or 86.0 percent, from €57 million for 2012, attributable to the combined effect of strong volume growth driven by the previously described 2013 product launches, which was partially offset by an increase in other unusual expenses of €65 million related to the write-down of capitalized development costs related to a new model, which will be developed on a more technically advanced platform considered more appropriate for the Maserati brand.
Components

	For the Years Ended December 31,						Increase/(decrease)
(€ million, except percentages)	2014	% of segment net revenues	2013	% of segment net revenues	2012	% of segment net revenues	2014 vs. 2013		2013 vs. 2012
Magneti Marelli
Net revenues	6,500		5,988		5,828		512	8.6%	160	2.7%
EBIT	204		169		131		35	20.7%	38	29.0%
Teksid
Net revenues	639		688		780		(49)	(7.1)%	(92)	(11.8)%
EBIT	(4)		(70)		4		66	(94.3)%	(74)	n.m.(1)
Comau
Net revenues	1,550		1,463		1,482		87	5.9%	(19)	(1.3)%
EBIT	60		47		30		13	27.7%	17	56.7%
Intrasegment eliminations
Net revenues	(70)		(59)		(60)		(11)	18.6%	1	(1.7)%
Components
Net revenues	8,619	100.0%	8,080	100.0%	8,030	100.0%	539	6.7%	50	0.6%
EBIT	260	3.0%	146	1.8%	165	2.1%	114	78.1%	(19)	(11.5)%
__________________
(1) Number is not meaningful.
Net revenues
2014 compared to 2013

Components net revenues for the year ended December 31, 2014, revenues were €8.6 billion, an increase of €0.5 billion, or 6.7 percent (9.3 percent on a constant currency basis), from €8.1 billion for the year ended December 31, 2013.
Magneti Marelli

Magneti Marelli net revenues for the year ended December 31, 2014, were €6.5 billion, an increase of €0.5 billion, or 8.6 percent, from €6.0 billion for the year ended December 31, 2013 primarily reflecting positive performance in North America, China and Europe, partially offset by performance in Brazil, which was impacted by the weakening of the Brazilian Real against the Euro.
Teksid

Teksid net revenues for the year ended December 31, 2014 were €639 million, a decrease of €49 million, or 7.1 percent, from €688 million for the year ended December 31, 2013, primarily attributable to a 4.0 percent decrease in cast iron business volumes, which were partially offset by a 24.0 percent increase in aluminum business volumes.
Comau

Comau net revenues for the year ended December 31, 2014 were €1.6 billion, an increase of €0.1 billion, or 5.9 percent, from €1.5 billion for the year ended December 31, 2013, mainly attributable to the body welding business.

2013 compared to 2012

Components net revenues for the year ended December 31, 2013 were €8.1 billion, an increase of €0.1 billion, or 0.6 percent (4.4 percent on a constant currency basis), from €8.0 billion for the year ended December 2012.
Magneti Marelli

Magneti Marelli net revenues for 2013 were €6.0 billion, an increase of €0.2 billion, or 2.7 percent, from €5.8 billion for 2012, primarily driven by the performance of the automotive lighting and to a lesser extent, the electronics business units. See “Business—Components Segment—Magneti Marelli” for a description of the Magneti Marelli business lines. In particular, the automotive lighting net revenues increased by 11.6 percent driven by large orders from Asian and North American OEM clients, and the effect of the full-year contribution of lighting solutions launched in the second half of 2012, while electronics net revenues increased by 7.0 percent, driven by the trend of increasingly technologically advanced vehicle components.
Teksid

Teksid net revenues for the year ended December 31, 2013 were €0.7 billion, a decrease of €0.1 billion, or 11.8 percent, from €0.8 billion for 2012, attributable to a €0.1 billion decrease in net revenues from the cast iron business, attributable to a decrease in iron prices and a decrease in cast iron volumes sold.
Comau

Comau net revenues for both years ended December 31, 2013 and December 31, 2012 were €1.5 billion, attributable to the combined effects of (i) an increase in body welding revenues supported by large orders from European and North American customers, which was offset by (ii) decreased powertrain revenues. See “Business—Components Segment—Comau” for a description of the Comau business lines.
EBIT

2014 compared to 2013

Components EBIT for the year ended December 31, 2014 was €260 million, an increase of €114 million, or 78.1 percent, from €146 million for the year ended December 31, 2013.
Magneti Marelli

Magneti Marelli EBIT for the year ended December 31, 2014 EBIT was €204 million, an increase of €35 million, 20.7 percent, from €169 million for the year ended December 31, 2013. EBIT includes unusual charges of €20 million for 2014 (unusual income of €1 million for 2013). Excluding these unusual charges, EBIT increased by €56 million, mainly reflecting higher volumes and the benefit of cost containment actions and efficiencies.
Teksid

Teksid EBIT loss for the year ended December 31, 2014 was €4 million, a decrease of €66 million, from an EBIT loss of €70 million for the year ended December 31, 2013. In 2013, EBIT included unusual charges of €60 million, mainly related to impairment of assets in the Cast Iron business unit.
Comau

Comau EBIT for the year ended December 31, 2014 was €60 million, an increase of €13 million, or 27.7 percent, from €47 million for the year ended December 31, 2013, primarily due to volume in body welding operations and an improved mix.

2013 compared to 2012

Components EBIT for the year ended December 31, 2013 was €146 million, a decrease of €19 million, or 11.5 percent (6.7 percent on a constant currency basis), from €165 million for the year ended December 31, 2012.
Magneti Marelli

Magneti Marelli EBIT for the year ended December 31, 2013 was €169 million, an increase of €38 million, or 29.0 percent, from €131 million for the year ended December 31, 2012, attributable to the previously described increase in net revenues, which was partially offset by higher costs incurred in relation to product launches in North America, and the impact of unusual charges recognized in 2012.
Teksid

Teksid EBIT for the year ended December 31, 2013 was a loss of €70 million, compared to a gain of €4 million for the year ended December 31, 2012, attributable to the combined effects of volume decreases from the cast iron business, and €60 million other unusual expenses, related to asset impairments of the cast iron business.
Comau

Comau EBIT for the year ended December 31, 2013 was €47 million, an increase of €17 million, or 56.7 percent, from €30 million for the year ended December 31, 2012, primarily attributable to the body welding operations.

Recent Developments
Venezuela
Based on first quarter 2014 developments related to the foreign exchange process in Venezuela, we have changed the exchange rate used to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar as of March 31, 2014. As the official exchange rate is increasingly reserved only for the purchases of those goods and services deemed "essential" by the Venezuelan government, we began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, referred to as the SICAD I rate as of March 31, 2014 of 10.7 VEF to the U.S. Dollar. Previously we utilized the official exchange rate of 6.30 VEF to the U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the SICAD II rate. Prior to the new exchange system described below, the SICAD II rate had ranged from 49 to 52.1 VEF to the U.S. Dollar in the period since its introduction. The SICAD II rate was expected to be used primarily for imports and has been limited to amounts of VEF that can be exchanged into other currencies, such as the U.S. Dollar. As a result of the March 2014 exchange agreement between the Central Bank of Venezuela and the Venezuelan government and the limitations of the SICAD II rate, the Group believed at December 31, 2014 that any future remittances of dividends would have been transacted at the SICAD I rate. As a result, the Group determined that the SICAD I rate, and not the SICAD II rate, is the most appropriate rate to use as of December 31, 2014.
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System, or the SIMADI rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI rate began trading at 170 VEF to U.S. Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela for a transaction related to the purchase of parts. In addition, in February 2015, the Venezuelan government announced that the SICAD I and SICAD II auction-based exchange systems would be merged into a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. The SICAD I exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar and as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars at March 31, 2015.
We continue to monitor the appropriate rate to be used for remeasuring our net monetary assets. Additionally, we will continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected.

Capital Plan

Concurrent with authorizing the offering of common shares, the Board of Directors had authorized the offer and sale of mandatory convertible securities which were registered with the Securities and Exchange Commission, or SEC, to U.S. and international institutional investors in December 2014. The mandatory convertible securities are mandatorily convertible into FCA common shares at maturity and are a compound financial instrument consisting of an equity contract combined with a financial liability for the coupon payments. The coupon payments are accounted for as a financial liability with the remainder of the equity contract accounted for as an equity instrument. Certain early settlement features related to the early payment of the financial liability are bifurcated and accounted for separately as a derivative financial instrument (see Note 20 to the Consolidated Financial Statements included elsewhere in this Prospectus).

On October 29, 2014 the Board of Directors of FCA announced that it had authorized the separation of Ferrari from FCA. The separation is expected to be effected through a public offering of a portion of FCA’s interest in Ferrari (expected to occur in 2015) and a spin-off of FCA’s remaining equity interest in Ferrari to FCA’s shareholders (expected to occur in 2016). The Board authorized FCA management to take the steps necessary to complete the Separation of Ferrari, subject to final approval and other customary requirements. We have not finally determined the structure and terms of the Separation and no assurance can be given as to whether and when the Separation of Ferrari will occur. FCA may determine to delay or abandon the Separation at any time for any reason. See “Risk Factors—Risks Relating to the Proposed Separation of Ferrari.”
Also on October 29, 2014, the Board of Directors of FCA announced that it intended to eliminate existing contractual terms limiting the free flow of capital among Group companies including through the redemption of each series of FCA US’s outstanding secured senior notes no later than their initial optional redemption dates in June 2015 and 2016, as well as the refinancing of FCA US’s outstanding term loans and its revolving credit facility.
On May 14, 2015 (the “Redemption Date”), FCA US, redeemed all of its outstanding 8% Secured Senior Notes due 2019 in an aggregate principal amount of $2,875 million (approximately €2.5 billion) at a redemption price equal to 100% of the principal amount of the 8% Secured Senior Notes due 2019, plus the applicable premium and accrued and unpaid interest to the Redemption Date, in accordance with the terms of the related indenture.

Liquidity and Capital Resources

Liquidity Overview
We require significant liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for vehicle production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use significant amounts of cash for the following purposes: (i) capital expenditures to support our existing and future products; (ii) principal and interest payments under our financial obligations and (iii) pension and employee benefit payments. We make capital investments in the regions in which we operate primarily related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2015 are expected to be approximately between €8.5 and €9.0 billion, which we plan to fund primarily with cash generated from our operating activities, as well as with credit lines provided to certain of our Group entities.
Our business and results of operations depend on our ability to achieve certain minimum vehicle sales volumes. As is typical for an automotive manufacturer, we have significant fixed costs, and therefore, changes in our vehicle sales volume can have a significant effect on profitability and liquidity. We generally receive payment for sales of vehicles to dealers and distributors, shortly after shipment, whereas there is a lag between the time we receive parts and materials from our suppliers and the time we are required to pay for them. Therefore, during periods of increasing vehicle sales, there is generally a corresponding positive impact on our cash flow and liquidity. Conversely, during periods in which vehicle sales decline, there is generally a corresponding negative impact on our cash flow and liquidity. Thus, delays in shipments of vehicles, including delays in shipments in order to address quality issues, tend to negatively affect our cash flow and liquidity. In addition, the timing of our collections of receivables for export sales of vehicles, fleet sales and part sales tend to be longer due to different payment terms. Although we regularly enter into factoring transactions for such receivables in certain countries, in order to anticipate collections and transfer relevant risks to the factor, a change in volumes of such sales may cause fluctuations in our working capital. The increased internationalization of our product portfolio may also affect our working capital requirements as there may be an increased requirement to ship vehicles to countries different from where they are produced. Finally, working capital can be affected by the trend and seasonality of sales under vehicle buy-back programs.

Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to meet its obligations and fund its businesses including funding planned investments, working capital needs and fulfilling its obligations to repay its debts in the ordinary course of business.
Liquidity needs are met primarily through cash generated from operations, including the sale of vehicles, service and parts to dealers, distributors and other consumers worldwide.
The operating cash management, main funding operations and liquidity investment of the Group, excluding FCA US, are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of the Group’s funds. The companies raise capital in the financial markets through various funding sources. See “Business—Industry Overview—Financial Services.”
FCA US continues to manage its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition, certain of FCA US’s financing agreements place restrictions on the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including certain permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50.0 percent of cumulative consolidated net income (as defined in the agreements) from January 1, 2012. See “—Bank Debt—FCA US Senior Credit Facilities.”
FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, certain bonds issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US, in particular there are cross-default clauses which may accelerate repayments in the event that FCA US fails to pay certain of its debt obligations.
At March 31, 2015, the treasury companies of the Group and its subsidiaries had access to approximately €3.3 billion of medium/long term committed credit lines expiring beyond 12 months (€3.3 billion at December 31, 2014 and €3.2 billion at December 31, 2013), of which €2.1 billion relates to the three year syndicated revolving credit line due in July 2016, which was undrawn at March 31, 2015, December 31, 2014 and December 31, 2013, and U.S.$1.3 billion (approximately €1.2 billion) relates to the revolving credit facility maturing in May 2016 of FCA US, which was also undrawn at March 31, 2015, December 31, 2014 and December 31, 2013. See “—Total Available Liquidity” below.
Additionally, the operating entities of the Group, excluding FCA US and its subsidiaries, have access to dedicated credit facilities in order to fund investments and working capital requirements. In particular the Brazilian companies have committed credit lines available, mainly in relation to the set-up of our new plant in Pernambuco, Brazil, with residual maturities after twelve months, to fund scheduled investments, of which approximately €0.7 billion was undrawn at March 31, 2015 (€0.9 billion was undrawn at December 31, 2014 and €1.8 billion was undrawn at December 31, 2013).
The following pages discuss in more detail the principal covenants relating to the Group’s revolving credit facilities and certain other financing agreements. At March 31, 2015, at December 31, 2014 and at December 31, 2013, the Group was in compliance with all covenants under its financing agreements.
Long-term liquidity requirements may involve some level of debt refinancing as outstanding debt becomes due or we are required to make amortization or other principal payments. Although we believe that our current level of total available liquidity is sufficient to meet our short-term and long-term liquidity requirements, we regularly evaluate opportunities to improve our liquidity position in order to enhance financial flexibility and to achieve and maintain a liquidity and capital position consistent with that of our principal competitors.
However, any actual or perceived limitations of our liquidity may limit the ability or willingness of counterparties, including dealers, consumers, suppliers, lenders and financial service providers, to do business with us, or require us to restrict additional amounts of cash to provide collateral security for our obligations. Our liquidity levels are subject to a number of risks and uncertainties, including those described in “Risk Factors.”

Total Available Liquidity
At March 31, 2015, our total available liquidity was €25.2 billion (€26.2 billion at December 31, 2014 and €22.7 billion at December 31, 2013), including €3.2 billion available under undrawn committed credit lines, primarily related to the €2.1 billion three year syndicated revolving credit line and the U.S.$1.3 billion (approximately €1.2 billion) revolving credit facility of FCA US. The terms of the revolving credit facility of FCA US require FCA US to maintain a minimum liquidity of U.S.$3.0 billion (€2.8 billion), which include any undrawn amounts under the revolving credit facility. Total available liquidity includes cash and cash equivalents and current securities. Total available liquidity is subject to intra-month, foreign exchange and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates.
The following table summarizes our total available liquidity:

	As of March 31,	As of December 31,
(€ million)	2015	2014	2013	2012
Cash, cash equivalent and current securities (1)	21,895	23,050	19,702	17,922
Undrawn committed credit lines (2)	3,308	3,171	3,043	2,935
Total available liquidity (3)	25,203	26,221	22,745	20,857
_____________________________

(1)
Current securities comprise short term or marketable securities which represent temporary investments but which do not satisfy all the requirements to be classified as cash equivalents as they may not be able to be readily converted into cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(2)
Excludes the undrawn €0.7 billion medium/long-term dedicated credit lines available to fund scheduled investments as of March 31, 2015 (€0.9 billion was undrawn at December 31, 2014, €1.8 billion at December 31, 2013 and €1.3 billion as of December 31, 2012) and also excludes the undisbursed €0.4 billion on the Mexico Bank Loan as of March 31, 2015 (€0 billion at December 31, 2014, 2013 and 2012).

(3)
The majority of our liquidity is available to our treasury operations in Europe, U.S. (subject to the previously discussed restrictions on FCA US distributions) and Brazil; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse impact on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro. Out of the total €21.9 billion of cash, cash equivalents and current securities available at March 31, 2015 (€23.0 billion at December 31, 2014 and €19.7 billion at December 31, 2013), €12.2 billion, or 56 percent were denominated in U.S. Dollar (€10.6 billion, or 46 percent at December 31, 2014 and €8.3 billion, or 42 percent at December 31, 2013) and €5 billion, or 23 percent were denominated in Euro (€6.2 billion, or 27 percent at December 31, 2014 and €6.1 billion, or 31 percent at December 31, 2013). Liquidity available in Brazil and denominated in Brazilian Reals accounted for €0.9 billion, or 4 percent at March 31, 2015 (€1.6 billion, or 7 percent at December 31, 2014 and €1.5 billion, or 8 percent at December 31, 2013), with the remainder being distributed in various countries and denominated in the relevant local currencies.
The decrease in total available liquidity from December 31, 2014 to March 31, 2015 primarily reflects operating cash absorption and the payment of a €1.5 billion bond at maturity, partially offset by favorable foreign currency translation effects. The increase in total available liquidity from December 31, 2013 to December 31, 2014 primarily reflects a €3,385 million increase in cash and cash equivalents. Refer to “—Cash Flows” below for additional information regarding change in cash and cash equivalents.

Acquisition of the Remaining Equity Interest in FCA US
On January 1, 2014 we announced an agreement with the VEBA Trust, under which our wholly owned subsidiary, FCA North America Holdings LLC (“FCA NA”) (formerly known as Fiat North America LLC), would acquire the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust for total consideration of U.S.$3,650 million (equivalent to €2,691 million). The transaction closed on January 21, 2014. The consideration for the acquisition consisted of:

•
a special distribution paid by FCA US to its members on January 21, 2014 of U.S.$1,900 million (equivalent to €1,404 million) wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration which served to fund a portion of the transaction; and

•	a cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (equivalent to €1.3 billion) on January 21, 2014.

The distribution from FCA US was funded from FCA US’s available cash on hand. The payment by FCA NA was funded by Fiat’s available cash on hand.
FCA US New Debt Issuances and Prepayment of VEBA Trust Note
In February 2014, FCA US prepaid all amounts outstanding including accrued and unpaid interest of approximately U.S.$5.0 billion (€3.6 billion) related to its financial liability to the VEBA Trust, or the VEBA Trust Note. Such prepayment was financed by FCA US as follows:

•
proceeds from new senior credit facilities – a U.S.$250 million (€181 million) incremental term loan under FCA US’s existing tranche B term loan facility that matures on May 24, 2017 and a new U.S.$1,750 million (€1.3 billion) term loan, issued under a new term loan credit facility, that matures on December 31, 2018;

•
proceeds from secured senior notes due 2019 – issuance of U.S.$1,375 million (€1.0 billion) aggregate principal amount of 8.0 percent secured senior notes due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount, which were incremental to the secured senior notes due 2019 that were issued in May 2011 (together, the 2019 Notes); and

•
proceeds from secured senior notes due 2021 – issuance of U.S.$1,380 million (€1.0 billion) aggregate principal amount of 8.25 percent secured senior notes due June 15, 2021 at an issue price of 110.5 percent of the aggregate principal amount, which were incremental to the secured senior notes due 2021 that were issued in May 2011 (together, the 2021 Notes).

The 2019 Notes and the 2021 Notes are collectively referred to as the Secured Senior Notes.
Cash Flows
Three Months Ended March 31, 2015 compared to Three Months Ended March 31, 2014
The following table summarizes the cash flows from operating, investing and financing activities for each of the three months ended March 31, 2015 and 2014. For a complete discussion of our cash flows, see our Interim Consolidated Statement of Cash Flows included in our Interim Consolidated Financial Statements elsewhere in this Prospectus.

(€ million)	2015	2014
Cash and cash equivalents at beginning of the period	22,840	19,455
Cash flows from operating activities during the year	958	1,396
Cash flows used in investing activities	(1,788)	(1,599)
Cash flows from financing activities	(1,744)	(1,669)
Translation exchange differences	1,403	(83)
Total change in cash and cash equivalents	(1,171)	(1,955)
Cash and cash equivalents at end of the period	21,669	17,500

Operating Activities — Three months ended March 31, 2015
For the three months ended March 31, 2015, our net cash from operating activities was €958 million and was primarily the result of:

(i)	net profit of €92 million adjusted to add back €1,397 million for depreciation and amortization expense;

(ii)
a net increase of €274 million in provisions, mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in dealer stock levels to support increased sales volumes in NAFTA; and

(iii)	€112 million dividends received from jointly-controlled entities.
These positive contributions were partially offset by:

(iv)
the negative impact of change in working capital of €1,000 million primarily driven by (a) €1,353 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €205 million increase in trade receivables, (c) €550 million increase in net other current assets and liabilities, which were partially offset by (d) €1,108 million increase of trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.

Operating Activities — Three Months Ended March 31, 2014
For the three months ended March 31, 2014, our net cash from operating activities was €1,396 million and was primarily the result of:

(i)
a net loss of €173 million adjusted to add back (a) €1,168 million for depreciation and amortization expense and (b) other non-cash items of €243 million, which primarily includes (i) €366 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU entered into by the UAW and FCA US on January 21, 2014, (ii) a €94 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the equity purchase agreement;

(ii)
a net increase of €384 million in provisions, mainly related to: (i) increase in accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels as of March 31, 2014 compared to December 31, 2013 to support increased sales volumes in NAFTA, and (ii) net adjustments to pre-existing warranties, including those related to certain recall campaigns; and

(iii)	€55 million of dividends received from jointly-controlled entities;
These positive contributions were partially offset by:

(iv)
the negative impact of the change in working capital of €210 million primarily driven by (a) €605 million increase in inventory mainly related to increased finished vehicles and work in process levels for all segments; (b) €458 million increase in trade receivables, principally because NAFTA shipments at the end of March 2014 exceeded those at December 2013 as a result of the annual plant shutdowns in December 2013 and (c) €195 million in net other current assets and liabilities mainly related to decreases in accrued expenses and tax payables, which were partially offset by (d) €1,048 million increase in trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for vehicles in these regions.

Investing Activities — Three months ended March 31, 2015
For the three months ended March 31, 2015, net cash used in investing activities was €1,788 million, primarily as a result of:

(i)
€2,078 million of capital expenditures, including €598 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the completion of the new plant at Pernambuco, Brazil; partially offset by

(ii)	a €360 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Investing Activities — Three Months Ended March 31, 2014
For the three months ended March 31, 2014, net cash used in investing activities was €1,599 million, primarily as a result of:

(i)
€1,443 million of capital expenditures, including €451 million of capitalized development costs, to support our investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the ongoing construction of the new plant at Pernambuco, Brazil; and

(ii)
€211 million of net increase in receivables from financing activities, of which €110 million related to the increased lending portfolio of the financial services activities of the Group and €82 million related to increased financial receivables due from jointly controlled financial services companies.

Financing Activities —Three months ended March 31, 2015
For the three months ended March 31, 2015, net cash used in financing activities was €1,744 million, primarily as a result of:

(i)	the repayment on maturity of a note issued under the Global Medium Term Note Program (“GMTN Program”) for a total principal amount of €1.5 billion; and

(ii)
the payment of medium-term borrowings for a total of €1,139 million, which include the repayment, on maturity, of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction in March 2015.

These items were partially offset by:

(i)
proceeds from new medium-term borrowings for a total of €953 million which include the initial disbursement received of €0.5 billion under the new non-revolving loan agreement of $0.9 billion (€0.9 billion) as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

Financing Activities —Three Months Ended March 31, 2014
For the three months ended March 31, 2014, net cash used in financing activities was €1,669 million, primarily as a result of:

(i)
the cash payment for the acquisition of the remaining 41.5 percent interest in FCA US not already owned by FCA equal to U.S.$3.65 billion (€2.69 billion) and an additional U.S.$60 million (€45 million) of tax distribution paid by FCA US. The cash payment of €2,691 million is classified as acquisition of non-controlling interests on the Consolidated Statements of Cash Flow while the tax distribution (€45 million) is classified separately;

(ii)
payment of medium-term borrowings for a total of €3,892 million, mainly related to the prepayment of the outstanding financial liability with the UAW Retiree Medical Benefits Trust, or the VEBA Trust, (“VEBA Trust Note”) amounting to approximately U.S.$5.0 billion (€3.6 billion), including accrued and unpaid interest.

These items were partially offset by:

(iii)	proceeds from bond issuances for a total amount of €3,011 million which included €1 billion of notes issued as part of the GMTN Program and €2 billion of senior secured notes issued by FCA US; and

(iv)
proceeds from new medium-term borrowings for a total of €1,840 million, which mainly related to the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility which matures May 24, 2017, and the U.S.$1.75 billion (€1.3 billion) additional term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate prepayment of the VEBA Trust Note.

The translation exchange differences in the period were positive for €1,403 million and mainly reflect the increase in Euro translated value of U.S. Dollar denominated cash and cash equivalent balances, due to the strengthening of the U.S. Dollar in the period.

Year Ended December 31, 2014 compared to Years Ended December 31, 2013 and 2012
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2014, 2013 and 2012. For a complete discussion of our cash flows, see our Consolidated Statement of Cash Flows included in our Consolidated Financial Statements included elsewhere in this Prospectus.

(€ million)	2014	2013	2012
Cash and cash equivalents at beginning of the period	19,455	17,666	17,526
Cash flows from operating activities during the year	8,169	7,618	6,492
Cash flows used in investing activities	(8,140)	(8,054)	(7,542)
Cash flows from financing activities	2,137	3,136	1,610
Translation exchange differences	1,219	(911)	(420)
Total change in cash and cash equivalents	3,385	1,789	140
Cash and cash equivalents at end of the period	22,840	19,455	17,666
Operating Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, our net cash from operating activities was €8,169 million and was primarily the result of:

(i)
net profit of €632 million adjusted to add back (a) €4,897 million for depreciation and amortization expense and (b) other non-cash items of €352 million, which primarily include (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU Agreement entered into by the UAW and FCA US on January 21, 2014 (ii) €98 million re-measurement charge recognized as a result of the Group’s change in the exchange rate used to re-measure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar (reported, for the effect on cash and cash equivalents, in the “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the re-measurement at fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interests in connection with the acquisition of the remaining 41.5 percent interest in FCA US not previously owned;

(ii)
a net increase of €1,239 million in provisions, mainly related to a €1,023 million increase in Other provisions following net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily due to an increase in retail incentives as well as an increase in dealer stock levels to support increased sales volumes in NAFTA and a €216 million increase in employees benefits mainly related to U.S. and Canada pension plan as lower discount rates impact was not fully offset by higher return on assets;

(iii)
positive impact of change in working capital of €965 million primarily driven by (a) €1,495 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles (b) €123 million decrease in trade receivables in addition to (b) €21 million increase in net other current assets and liabilities, which were partially offset by (d) €674 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in NAFTA, EMEA and Maserati.

(iv)	€87 million dividends received from jointly-controlled entities.
The translation exchange differences in the period were positive for €1,219 million and mainly reflect the increase in Euro translated value of U.S. Dollar denominated cash and cash equivalent balances, due to the appreciation of the U.S. Dollar, as compared to December 31, 2013.
Operating Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash from operating activities was €7,618 million and was primarily the result of:

(i)
net profit of €1,951 million adjusted to add back (a) €4,635 million for depreciation and amortization expense and (b) other non-cash items of €535 million, which primarily include €336 million of impairment losses on tangible and intangible assets, €59 million loss related to the devaluation of the official exchange rate of the VEF per U.S. Dollar, €56 million write-off of the book value of the equity recapture rights resulting from the acquisition of the remaining 41.5 interest in FCA US that was not previously owned, €105 million of write-down in financial assets from the lending portfolio of our financial services activities, partially offset by €74 million of the share of profit or loss of equity method investees;

(ii)
positive impact of change in working capital of €1,410 million primarily driven by (a) €1,328 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for our vehicles, and increased production of Maserati, (b) €817 million in net other current assets and liabilities, mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (c) €213 million decrease in trade receivables, principally due to the contraction of sales volumes in EMEA and LATAM which were partially offset by (d) €948 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in NAFTA, APAC and Maserati segment;

(iii)
a net increase of €457 million in provisions, mainly related to accrued sales incentives due to increased dealer stock levels at December 31, 2013 compared to December 31, 2012 to support increased sales volumes; which were partially offset by a net reduction in the post-retirement benefit reserve; and

(iv)	€92 million dividends received from jointly-controlled entities.
These positive contributions were partially offset by:

(i)	€1,578 million non-cash impact of deferred taxes mainly arising from the recognition of previously unrecognized deferred tax assets relating to FCA US.
Operating Activities — Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash from operating activities was €6,492 million and was primarily the result of:

(i)
net profit of €896 million, adjusted to add back (a) €4,201 million for depreciation and amortization expense, (b) other non-cash items of €582 million, which primarily include €515 million following the retrospective application of the IAS 19 – Employee Benefits revised from January 1, 2013, €106 million of impairment losses on tangible and intangible assets and €50 million of write-down in financial assets from the lending portfolio of our financial services activities, partially offset by €74 million of the share of profit or loss of equity method investees, and €31 million related to the non-cash gain on fair value measurement of equity swaps on Fiat and CNHI ordinary shares and (c) net losses of €105 million on disposal of property, plant and equipment and intangible assets, and investments primarily related to the termination of the joint venture Sevelnord Societè Anonyme for €91 million;

(ii)
change in net working capital of €689 million primarily driven by (a) €506 million increase in trade payables, mainly related to increased production in response to increased consumer demand of our vehicles especially in NAFTA and APAC, partially offset by reduced production and sales levels in EMEA, (b) €961 million in other current assets and liabilities, primarily due to increases in accrued expenses, deferred income and taxes which were partially offset by (c) €572 million increase in inventory (net of vehicles sold under buy-back commitments), primarily due to increased finished vehicle and work in process levels at December 31, 2012 versus December 31, 2011, driven by an increase in our vehicle inventory levels in order to support consumer demand in NAFTA and APAC and (d) €206 million increase in trade receivables, primarily due to an increase in receivables from third party international dealers and distributors due to increased sales at the end of 2012 as compared to 2011 due to consumer demand;

(iii)
a net increase of €63 million in provisions, mainly related to accrued sales incentives due to increased dealer stock levels at December 31, 2012 compared to December 31, 2011 to support increased sales volumes which were partially offset by a net reduction in the post-retirement benefit reserve; and

(iv)	€89 million dividends received from jointly-controlled entities.
Investing Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, net cash used in investing activities was €8,140 million and was primarily the result of:

(i)
€8,121 million of capital expenditures, including €2,267 million of capitalized development costs, to support investments in existing and future products. Capital expenditure primarily relates to the mass-market operations in NAFTA and EMEA and the ongoing construction of the new plant at Pernambuco, Brazil, and

(ii)
€ 137 million of a net increase in receivables from financing activities, of which €104 million related to the increased lending portfolio of the financial services activities of the Group and €31 million related to increased financial receivables due from jointly controlled financial services companies.

Investing Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, our net cash used in investing activities was €8,054 million, and was primarily the result of:

(i)
€7,492 million of capital expenditures, including €2,042 million of capitalized development costs, to support our investments in existing and future products. The capitalized development costs primarily include materials costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA. The remaining capital expenditure primarily relates to the car mass-market operations in NAFTA and EMEA and the ongoing construction of the new LATAM plant at Pernambuco, Brazil;

(ii)
€166 million related to equity investments, which principally includes €94 million of additional investment in RCS MediaGroup S.p.A., €37 million of capital injection into the 50.0 percent joint venture related to GAC Fiat Chrysler Automobiles Co.Ltd (previously known as GAC Fiat Automobiles Co. Ltd.); and

(iii)	€459 million of net increase in receivables from financing activities, primarily due to the increased lending portfolio of the financial services activities of the Group.
These cash outflows were partially offset by:

(i)	€59 million proceeds from the sale of tangible and intangible assets.

Investing Activities — Year Ended December 31, 2012

For the year ended December 31, 2012, our net cash used in investing activities was €7,542 million, and was primarily the result of:

(i)	€7,564 million of capital expenditures, including €2,138 million of capitalized development costs, to support our investments in existing and future products;
partially offset by:

(ii)	€118 million proceeds from the sale of tangible assets.
Financing Activities — Year Ended December 31, 2014

For the year ended December 31, 2014, net cash from financing activities was €2,137 million and was primarily the result of:

(i)	net proceeds from the mandatory convertible securities issuance due 2016 of €2,245 million and the net proceeds from the offering of 100 million common shares of €849 million;

(ii)
proceeds from bond issuances for a total amount of €4,629 million which includes (a) €2,556 million of notes issued as part of the Global Medium Term Notes Program (“GMTN Program”) and (b) €2,073 million (for a total face value of U.S.$ 2,755 million) of Secured Senior Notes issued by FCA US used to repay the VEBA Trust Note;

(iii)
proceeds from new medium-term borrowings for a total of €4,876 million, which include (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility and (b) the new U.S.$1,750 million (€1.3 billion) tranche B term loan, issued under a new term loan credit facility entered into by FCA US to facilitate the prepayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

(iv)	a positive net contribution of €548 million from the net change in other financial payables and other financial assets/liabilities.
These positive items, were partially offset by:

(i)
the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation. In particular the consideration for the acquisition consisted of a special distribution paid by FCA US to its members on January 21, 2014 of U.S.$1,900 million (€1,404 million) (FCA NA’s portion of the special distribution was assigned to the VEBA Trust as part of the purchase consideration) which served to fund a portion of the transaction; and a cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion). The special distribution by FCA US and the cash payment by FCA NA for an aggregate amount of €2,691 million is classified as acquisition of non-controlling interest while the tax distribution (€45 million) is classified separately in the Statement of cash flows in the Consolidated Financial Statements included elsewhere in this Prospectus,

(ii)
payment of medium-term borrowings for a total of €5,838 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

(iii)	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million.
(iv) the net cash disbursement of €417 million for the exercise of cash exit rights in connection with the Merger.

Financing Activities — Year Ended December 31, 2013

For the year ended December 31, 2013, net cash from financing activities was €3,136 million and was primarily the result of:

(i)	proceeds from bond issuances for a total amount of €2,866 million, relating to notes issued as part of the GMTN Program

(ii)	the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion;

(iii)
proceeds from new medium-term borrowings for a total of €3,188 million, which mainly include (a) new borrowings by the Brazilian companies for €1,686 million, primarily in relation to investments in the country (b) €400 million loan granted by the European Investment Bank in order to fund our investments and research and development costs in Europe and (c) €595 million (U.S.$790 million) related to the amendments and re-pricings in 2013 of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 and the revolving credit facility that matures in May 2016. In particular, pursuant to such amendments and re-pricings in 2013, an amount of U.S.$790 million of the outstanding principal balance of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 was repaid. However, new and continuing lenders acquired the portion of such loan, therefore the principal balance outstanding did not change. Refer to “—Bank Debt—FCA US Senior Credit Facilities” below, for additional information regarding this transaction;

(iv)
repayment of medium-term borrowings on their maturity for a total of €2,558 million, including the €595 million (U.S.$790 million) relating to the amendments and re-pricings of the Senior Credit Facilities described above; and

(v)	a positive net contribution of €677 million from the net change in other financial payables and other financial assets/liabilities.
Financing Activities — Year Ended December 31, 2012

For the year ended December 31, 2012, net cash from financing activities was €1,610 million and was primarily the result of:

(i)	proceeds from bond issuances for a total amount of €2,535 million, relating to notes issued as part of the GMTN Program;

(ii)	the repayment on maturity of notes issued as part of the GMTN Program in 2009, for a total principal amount of €1,450 million;

(iii)
proceeds from new medium-term borrowings for a total of €1,925 million, which include new borrowings by the Brazilian companies for €1,236 million, mainly in relation to investments and operations in the country;

(iv)	repayment of medium-term borrowings on their maturity for a total of €1,535 million;

(v)	a positive net contribution of €171 million from the net change in other financial payables and other financial assets/liabilities; and

(vi)	dividends paid to shareholders and minorities for a total €58 million.

Net Industrial Debt
The following table details our Net Debt at March 31, 2015, December 31, 2014 and December 31, 2013.
All FCA US activities are included under industrial activities. Since FCA US’s treasury activities (including funding and cash management) are managed separately from the rest of the Group we also provide the analysis of Net Industrial Debt split between FCA excluding FCA US, and FCA US.

	March 31, 2015
	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(31,317)	(19,782)	(11,535)	(1,640)	(32,957)
Capital Market (1)	(16,739)	(11,204)	(5,535)	(380)	(17,119)
Bank Debt	(12,463)	(7,475)	(4,988)	(1,125)	(13,588)
Other Debt (2)	(2,115)	(1,103)	(1,012)	(135)	(2,250)
Accrued Interest and Other Adjustments (3)	(408)	(116)	(292)	(1)	(409)
Debt with third Parties	(31,725)	(19,898)	(11,827)	(1,641)	(33,366)
Intercompany Financial Receivables/Payables (net) (4)	1,577	1,634	(57)	(1,577)	—
Current financial receivables from jointly-controlled financial services companies (5)	54	54	—	—	54
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(30,094)	(18,210)	(11,884)	(3,218)	(33,312)
Other financial assets/(liabilities) (net) (6)	(30)	(303)	273	(1)	(31)
Current securities	198	198	—	28	226
Cash and cash equivalents	21,319	8,534	12,785	350	21,669
Net Debt	(8,607)	(9,781)	1,174	(2,841)	(11,448)

	December 31, 2014					December 31, 2013
	Industrial Activities			Financial Services	Consolidated	Industrial Activities			Financial Services	Consolidated
(€ million)	Total	FCA ex FCA US	FCA US			Total	FCA ex FCA US	FCA US
Third Parties Debt (Principal)	(31,381)	(21,011)	(10,370)	(1,980)	(33,361)	(27,624)	(18,325)	(9,299)	(2,031)	(29,655)
Capital market(1)	(17,378)	(12,473)	(4,905)	(351)	(17,729)	(13,981)	(11,661)	(2,320)	(239)	(14,220)
Bank Debt	(11,904)	(7,484)	(4,420)	(1,216)	(13,120)	(7,635)	(5,095)	(2,540)	(1,297)	(8,932)
Other Debt (2)	(2,099)	(1,054)	(1,045)	(413)	(2,512)	(6,008)	(1,569)	(4,439)	(495)	(6,503)
Accrued Interest and Other Adjustments(3)	(362)	(200)	(162)	(1)	(363)	(626)	(467)	(159)	(2)	(628)
Debt with third Parties	(31,743)	(21,211)	(10,532)	(1,981)	(33,724)	(28,250)	(18,792)	(9,458)	(2,033)	(30,283)
Intercompany Financial Receivables/Payables (net) (4)	1,453	1,515	(62)	(1,453)	—	1,336	1,415	(79)	(1,336)	—
Current financial receivables from jointly-controlled financial services companies (5)	58	58	—	—	58	27	27	—	—	27
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(30,232)	(19,638)	(10,594)	(3,434)	(33,666)	(26,887)	(17,350)	(9,537)	(3,369)	(30,256)
Other financial assets/(liabilities) (net) (6)	(229)	(251)	22	(4)	(233)	399	323	76	(3)	396
Current securities	180	180	—	30	210	219	219	—	28	247
Cash and cash equivalents	22,627	10,653	11,974	213	22,840	19,255	9,579	9,676	200	19,455
Net Debt	(7,654)	(9,056)	1,402	(3,195)	(10,849)	(7,014)	(7,229)	215	(3,144)	(10,158)

(1)
Includes bonds (€16,300 at March 31, 2015, €16,980 million at December 31, 2014 and €13,966 million at December 31, 2013), the financial liability component of the mandatory convertible securities (€421 million at March 31, 2015, €373 million at December 31, 2014 and €0 at December 31, 2013) and other securities (€398 million at March 31, 2015, €376 million at December 31, 2014 and €254 million at December 31, 2013) issued in financial markets, mainly from LATAM financial services companies.

(2)
Includes The VEBA Trust Note (€3,419 million at December 31, 2013), Canadian HCT notes (€563 million at March 31, 2015, €620 million at December 31, 2014 and €664 million at December 31, 2013), asset backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS (€188 million at March 31, 2015, €469 million at December 31, 2014 and €756 million at December 31, 2013), arrangements accounted for as a lease under IFRIC 4 – Determining whether an arrangement contains a lease, and other financial payables. All amounts outstanding under the VEBA Trust Note were prepaid on February 7, 2014.

(3)
Includes adjustments for fair value accounting on debt (€63 million at March 31, 2015, €67 million at December 31, 2014 and €78 million at December 31, 2013) and (accrued)/deferred interest and other amortizing cost adjustments (€346 million at March 31, 2015, €296 million at December 31, 2014 and €550 million net at December 31, 2013).

(4)
Net amount between Industrial Activities financial receivables due from Financial Services (€1,743 million at March 31, 2015, €1,595 million at December 31, 2014 and €1,465 million at December 31, 2013) and Industrial Activities financial payables due to Financial Services (€166 million at March 31, 2015, €142 million at December 31, 2014 and €129 million at December 31, 2013).

(5)	Financial receivables due from FCA Bank (previously known as FGA Capital S.p.A, or FGAC).

(6)
Fair value of derivative financial instruments (net negative €73 million at March 31, 2015, net negative €271 million at December 31, 2014 and net positive €376 million at December 31, 2013) and collateral deposits (€42 million at March 31, 2015, €38 million at December 31, 2014 and €20 million at December 31, 2013).

Change in Net Industrial Debt
As described in “—Non GAAP Financial Measures,” Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. The following section sets forth an explanation of the changes in our Net Industrial Debt for the historical periods.
Net Industrial Debt increased by €953 million, from €7,654 million at December 31, 2014 to €8,607 million at March 31, 2015. The increase in Net Industrial Debt was primarily driven by:

•	investments in industrial activities of €2,078 million representing investments in property, plant and equipment and intangible assets;

partially offset by:

•
cash flow from industrial operating activities of €946 million which represents the consolidated cash flow from operating activities of €958 million, net of the cash flows from operating activities attributable to financial services of €12 million. For an explanation of the drivers in consolidated cash flows from operating activities see the —Cash Flows section above.

2014
In 2014 Net Industrial Debt increased by €640 million, from €7,014 million at December 31, 2013 to €7,654 million at December 31, 2014. The movements in Net Industrial Debt were primarily driven by:

•
payments for the acquisition of the remaining 41.5 percent interest in FCA US previously not owned, inclusive of approximately 10 percent of previously exercised options subject to ongoing litigation, of €2,691 million (U.S.$ 3,650 million);

•	investments in industrial activities of €8,119 million representing investments in property, plant and equipment and intangible assets;

The increases noted above were partially offset by the reductions in Net Industrial Debt primarily driven by:

•
contribution of the mandatory convertible securities issuance due 2016 of €1,910 million (net proceeds of €2,245 million net of the liability component of €335 million) and the net proceeds from the offering of 100 million common shares of €849 million, net of the exercise of cash exit rights in connection with the Merger for a net aggregate cash disbursement of €417 million;

•
cash flow from industrial operating activities of €8,017 million which represents the consolidated cash flow from operating activities of €8,169 million net of the cash flows from operating activities attributable to financial services of €152 million. For an explanation of the drivers in consolidated cash flows from operating activities see the “—Cash Flows” section above.

2013
In 2013 Net Industrial Debt increased by €64 million, from €6,950 million at December 31, 2012 to €7,014 million at December 31, 2013. The movements in Net Industrial Debt were primarily driven by:

•
Cash flow from industrial operating activities of €7,534 million which represents the consolidated cash flow from operating activities of €7,618 million net of the cash flows from operating activities attributable to financial services of €84 million. For an explanation of the drivers in consolidated cash flows from operating activities see "—Operating Activities—Year Ended December 31, 2013" above;

•	Investments in industrial activities property, plant and equipment of €7,486 million, representing the majority of the Group’s investments in property, plant and equipment of €7,492 million; and

•	Additional investments in RCS MediaGroup S.p.A. for an amount of €94 million.

2012
In 2012 Net Industrial Debt increased by €1,090 million, from €5,860 million at January 1, 2012 to €6,950 million at December 31, 2012. The movements in Net Industrial Debt were primarily driven by:

•
Cash flow from industrial operating activities of €6,390 million which represents the consolidated cash flow from operating activities of €6,492 million net of the cash flows from operating activities attributable to financial services of €102 million. For an explanation of the drivers in consolidated cash flows from operating activities see “—Operating Activities—Year Ended December 31, 2012;”

•	Investments in industrial activities property, plant and equipment of €7,560 million, representing almost all of the Group’s investments in property, plant and equipment of €7,564 million; and

•	Proceeds from disposals of property, plant and equipment of €127 million representing almost all of the consolidated total of €130 million.

Capital Market
At March 31, 2015, December 31, 2014 and December 31, 2013, capital market debt mainly relates to notes issued under the GMTN Program by the Group, excluding FCA US, and the Secured Senior Notes of FCA US. At March 31, 2015, €421 million related to the financial liability component of the mandatory convertible securities, which is described in more detail in Note 23 to the Consolidated Financial Statements included elsewhere in this Prospectus (€373 million at December 31, 2014 and €0 at December 31, 2013) and other short and medium-term marketable financial instruments of €398 million (€376 million at December 31, 2014 and €254 million at December 31, 2013) issued in financial markets, mainly from LATAM financial services companies.

The following table sets forth our outstanding bonds at March 31, 2015, December 31, 2014 and December 31, 2013.

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	March 31, 2015	December 31, 2014	December 31, 2013
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	900	6.125%	July 8, 2014	—	—	900
Fiat Chrysler Finance Europe S.A.	EUR	1,250	7.625%	September 15, 2014	—	—	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	—	1,500	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	406	353	346
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	383	333	326
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	430	374	367
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	239	208	—
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	1,000	—
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	1,350	—
Others	EUR	7			7	7	7
Total Global Medium Term Notes					10,765	12,075	11,646
Other bonds:
FCA US (Secured Senior Notes) *	U.S.$	2,875	8.000%	June 15, 2019	2,672	2,368	1,088
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,863	2,537	1,232
Total other bonds					5,535	4,905	2,320
Hedging effect and amortized cost valuation					675	668	500
Total bonds					16,975	17,648	14,466
*On May 14, 2015, FCA US redeemed all the outstanding 8.000% Secured Senior Notes due 2019

Notes Issued Under The GMTN Program
All bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the GMTN Program. A maximum of €20 billion may be used under this program, of which notes of approximately €10.8 billion have been issued and are outstanding to March 31, 2015 (€12.1 billion at December 31, 2014 and €11.6 billion at December 31, 2013). The GMTN Program is guaranteed by FCA. We may from time to time buy back bonds in the market that have been issued by the Group. Such buybacks, if made, depend upon market conditions, our financial situation and other factors which could affect such decisions.
The bonds issued by Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) and by Fiat Chrysler Finance North America Inc. (formerly known as Fiat Finance North America Inc.) impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other bonds or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding bonds; (ii) pari passu clauses, under which the bonds rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the bonds under certain events of default on other financial instruments issued by the Group’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. In addition, the agreements for the bonds guaranteed by FCA contain clauses which could require early repayment if there is a change of the controlling shareholder of FCA leading to a resulting a ratings downgrade by ratings agencies.
FCA US Secured Senior Notes
FCA US may redeem, at any time, all or any portion of the Secured Senior Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the Secured Senior Notes to be redeemed.

•
Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture governing these notes. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the 2019 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.0 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102.0 percent for the twelve months beginning June 15, 2016 and to par on and after June 15, 2017.

•
Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make-whole” premium calculated under the indenture governing these notes. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the 2021 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.750 percent for the twelve months beginning June 15, 2017, to 101.375 percent for the twelve months beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture governing the Secured Senior Notes issued by FCA US includes affirmative covenants, including the reporting of financial results and other developments. The indenture also includes negative covenants which limit FCA US’s ability and, in certain instances, the ability of certain of its subsidiaries to, (i) pay dividends or make distributions of FCA US’s capital stock or repurchase FCA US’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.
The indenture provides for customary events of default, including but not limited to, (i) non-payment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25.0 percent in aggregate of the principal amount of the Secured Senior Notes outstanding under one of the series may declare all of the notes of that series to be due and payable immediately, together with accrued interest, if any. As of March 31, 2015, FCA US was in compliance with all covenants.

The Secured Senior Notes are secured by security interests junior to the Senior Credit Facilities (as defined below) in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
Bank Debt
Bank debt principally comprises amounts due under (i) the Senior Credit Facilities of FCA US (€4.5 billion, €4.0 billion and €2.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively), (ii) financial liabilities of the Brazilian operating entity (€4.7 billion at March 31, 2015 and December 31, 2014 and €2.9 billion at December 31, 2013) relating to a number of financing arrangements, also with certain Brazilian development banks, primarily used to support capital expenditure, including in our new plant in Pernambuco, Brazil as well as to fund the financial services business in that country, (iii) loans provided by the European Investment Bank (€.08 billion, €1.0 billion and €1.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€1.6 billion, €1.4 billion and €1.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively) and (v) amounts outstanding relating to financing arrangements of FCA Mexico (formerly Chrysler de Mexico), amounting to €0.5 billion at March 31, 2015 (€0.4 billion at December 31, 2014 and 2013 was outstanding relating to financing arrangements of FCA Mexico with Mexican development banks, which we repaid in full and refinanced with a new financing arrangement with FCA Mexico in March 2015). The main terms and conditions of the principal bank facilities are described as follows.
FCA US Senior Credit Facilities

The Tranche B Term Loan due 2017 of FCA consists of the U.S.$3,250 billion (€3,020 million) term loan of FCA US (the "Tranche B Term Loan due 2017"). All amounts outstanding under the Tranche B Term Loan due 2017 will bear interest at FCA’s option at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. The outstanding principle amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€7.5 million) commencing in March 2014, with the remaining balance due at maturity in May 2007. The Tranche B Term Loan due 2017 was fully drawn and a total of €2,913 million (including accrued interest) was outstanding at March 31, 2015 (€2,587 million, including accrued interest, at December 31, 2014 and €2,119 million, including accrued interest, at December 31, 2013).
On February 7, 2014, FCA US entered into a new U.S.$1,750 million (€1.3 billion) tranche B term loan issued under a new term loan credit facility (the "Tranche B Term Loan due 2018"), that matures on December 31, 2018. The outstanding principal amount of the Tranche B Term Loan due 2018 is payable in quarterly installments of U.S.$4.4 million (€4.1 million), that commenced on June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.50 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. At March 31, 2015, a total of €1,601 million, including accrued interest, was outstanding on the Tranche B Term Loan due 2018 (€1,421 million, including accrued interest, at December 31, 2014.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty.
In addition, FCA US had a secured revolving credit facility amounting to U.S.$1.3 billion (€1.2 billion) which matures in May 2016 and remains undrawn at March 31, 2015, (the "Revolving Credit Facility"). The Revolving Credit Facility was also re-priced in June 2013 and as a result, all amounts outstanding under the Revolving Credit Facility bear interest, at the option of FCA US, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum.
The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the Revolving Credit Facility, are collectively referred to as the Senior Credit Facilities. Subject to the limitations in the credit agreements governing the Senior Credit Facilities, or the Senior Credit Agreements and the indenture governing the Secured Senior Notes, FCA US has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €650 million), subject to certain conditions.

The Senior Credit Facilities are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The Senior Credit Agreements include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making certain payments; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion), which includes any undrawn amounts on the Revolving Credit Facility.
The Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments.
As of March 31, 2015, FCA US was in compliance with all covenants under the Senior Credit Agreements.
Syndicated Credit Facility of the Group Excluding FCA US

FCA, excluding FCA US, has a syndicated credit facility in the amount of €2.1 billion, or the Syndicated Credit Facility, which was undrawn at March 31, 2015, December 31, 2014 and December 31, 2013. The covenants of this facility include financial covenants (Net Debt/ Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, and EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.
The syndicated credit facility currently includes limits to FCA’s ability to extend guarantees or loans to FCA US.
European Investment Bank Borrowings

We have financing agreements with the European Investment Bank, or EIB, for a total of €1.1 billion primarily to support investments and research and development projects. In particular, financing agreements include (i) two facilities of €400 million (maturing in 2018) and €250 million (maturing in 2015) for the purposes of supporting research and development programs in Italy to protect the environment by reducing emissions and improving energy efficiency and (ii) €500 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
As of December 31, 2014 and December 31, 2013 these facilities had been fully drawn.
The covenants applicable to the EIB borrowings are similar to those applicable to the Syndicated Credit Facility explained above.
Other Debt
At March 31, 2015, Other debt mainly relates to the unsecured Canadian Health Care Trust notes, or HCT Notes totaling €595 million including accrued interest (€651 million including accrued interest at December 31, 2014 and€703 million including accrued interest at December 31, 2013), which represents FCA US’s financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. The HCT Notes were issued in four tranches on December 31, 2010, and have maturities up to 2024. Interest is accrued at the stated rate of 9.0 percent per annum for the HCT tranche A and B notes and 7.5 percent per annum for HCT tranche C note. The HCT tranche D note was fully repaid in 2012. The terms of each of the HCT Notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of FCA US, and that FCA US will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the HCT Notes.
Other debt at December 31, 2013 also included the VEBA Trust Note (€3,575 million including accrued interest), which represented FCA US’s financial liability to the VEBA Trust having a principal amount outstanding of U.S.$4,715 million (€3,419 million). The VEBA Trust Note was issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees. The VEBA Trust Note had an implied interest rate of 9.0 percent per annum and required annual payments of principal and interest through July 15, 2023. On February 7, 2014, FCA US prepaid the VEBA Trust Note (see “—Liquidity and Capital Resources—FCA US New Debt Issuances and Prepayment of VEBA Trust Note”).
The remaining components of Other debt mainly relate to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil.
At March 31, 2015, debt secured by assets of the Group, excluding FCA US, amounts to €752 million (€777 million at December 31, 2014 and €432 million at December 31, 2013), of which €384 million (€379 million at December 31, 2014 and €386 million at December 31, 2013) is due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans amounts to €1,670 million at December 31, 2014 (€418 million at December 31, 2013).
At March 31, 2015, debt secured by assets of FCA US amounts to €11,232 million (€9,881 million at December 31, 2014 and €5,180 million at December 31, 2013), and includes €10,358 million (€9,093 million at December 31, 2014 and €4,448 million at December 31, 2013) relating to the Secured Senior Notes and the Senior Credit Facilities, €272 million (€251 million at December 31, 2014 and €165 million at December 31, 2013) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €602 million (€537 million at December 31, 2014 and €567 million at December 31, 2013).
Off Balance Sheet Arrangements
We have entered into various off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Such arrangements are described in more detail below. For additional information see Note 33 in our Consolidated Financial Statements included elsewhere in this Prospectus.
Financial Guarantees

At December 31, 2014 we had pledged guarantees on the debt or commitments of third parties totaling €27 million as well as guarantees of €12 million on related party debt, relating to unconsolidated entities or dealers.

Contractual Obligations
The following table summarizes payments due under our significant contractual commitments as at December 31, 2014:

	Payments due by period
(€ million)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	29,622	4,296	10,903	8,205	6,218
Capital Lease Obligations(2)	630	81	158	157	234
Interest on long-term financial liabilities(3)	6,682	1,777	2,667	1,462	776
Operating Lease Obligations(4)	815	161	263	173	218
Unconditional minimum purchase obligations(5)	1,349	355	523	303	168
Purchase Obligations(6)	3,039	2,920	119	—	—
Pension contribution requirements(7)	87	87	—	—	—
Total	42,224	9,677	14,633	10,300	7,614

(1)
Amounts presented relate to the principal amounts of long-term debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees. For additional information see Note 27 in the Consolidated Financial Statements included elsewhere in this Prospectus. The table above does not include short term debt obligations. See the table below for a reconciliation of the information to Note 27 in the Consolidated Financial Statements.

(2)
Capital lease obligations consist mainly of industrial buildings and plant, machinery and equipment used in our business. The amounts reported include the minimum future lease payments and payment commitments due under such leases. See Note 27 in the Consolidated Financial Statements included elsewhere in this Prospectus.

(3)
Amounts include interest payments based on contractual terms and current interest rates on our debt and capital lease obligations. Interest rates based on variable rates included above were determined using the current interest rates in effect at December 31, 2014.

(4)
Operating lease obligations mainly relate to leases for commercial and industrial properties used in our business. The amounts reported above include the minimum rental and payment commitments due under such leases.

(5)
Unconditional minimum purchase obligations relate to our unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services from suppliers with fixed and determinable price provisions. From time to time, in the ordinary course of our business, we enter into various arrangements with key suppliers in order to establish strategic and technological advantages.

(6)
Purchase obligations comprise (i) the repurchase price guaranteed to certain customers on sales with a buy-back commitment in an aggregate amount of €776 million and (ii) commitments to purchase tangible fixed assets, mainly in connection with planned capital expenditure of various group companies, in an aggregate amount of approximately €2,263 million.

(7)
Pension contribution requirements are based on the estimate of our minimum funding requirements under our funded pension plans. We expect pension contributions to be approximately €284 million in 2015. We may elect to make contributions in excess of the minimum funding requirements. We plan to make discretionary contributions to such plans of €197 million in 2015 and €87 million will be made to satisfy minimum funding requirements. Our minimum funding requirements after 2015 will depend on several factors, including investment performance and interest rates. Therefore, the above excludes payments beyond 2015, since we cannot predict with reasonable reliability the timing and amounts of future minimum funding requirements.

The long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2014 statement of financial position as follows:

(€ million)	Amount
Debt (as per Note 27)	33,724
Capital lease obligations	(630)
Short term debt obligations	(3,109)
Amortized cost effects	(363)
Long-term debt	29,622

Product Warranty Costs
The contractual obligations set forth above do not include payments for product warranty costs. We issue various types of product warranties under which we generally guarantee the performance of products delivered for a certain period of time. We also periodically initiate voluntary service and recall actions to address various customer satisfaction, safety and emissions issues related to the vehicles that we sell. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for our vehicles. Estimates of the future costs of these actions are inevitably imprecise due to numerous uncertainties, including the enactment of new laws and regulations, the number of vehicles affected by a service or recall action and the nature of the corrective action. It is reasonably possible that the ultimate costs of these services and recall actions may require us to make expenditures in excess of established reserves over an extended period of time and in a range of amounts that cannot be reasonably estimated. At December 31, 2014 our product warranty provisions were €4,845 million.
Ally Repurchase Obligation
In April 2013, the Auto Finance Operating Agreement between FCA US and Ally, referred as the Ally Agreement, was terminated. Notwithstanding the termination of the Ally Agreement, we anticipate that Ally will continue to provide wholesale and retail financing to FCA US's dealers and retail customers in the U.S. in accordance with its usual and customary lending standards. Dealers and retail customers also obtain funding from other financing sources.
In accordance with the terms of the Ally Agreement, FCA US remained obligated for one year to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all assets of a dealer securing financing provided by Ally. These obligations excluded vehicles that had been damaged or altered, that were missing equipment or that had excessive mileage or an original invoice date that was more than one year prior to the repurchase date. As of May 1, 2014, FCA US was no longer obligated to repurchase dealer inventory acquired and financed by Ally prior to April 30, 2013.
Other Repurchase Obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA US is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date.
As of December 31, 2014, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately €258 million (U.S.$313 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2014, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Pension and Other Post-Employment Benefits
Our provision for employee benefits at December 31, 2014 and 2013 was as follows:

	At December 31,
	2014	2013
	(€ million)
Present value of defined benefit obligations:
Pension benefits	27,287	23,137
Health care and life insurance plans	2,276	1,945
Other post-employment benefits	1,074	1,023
Total present value of defined benefit obligations	30,637	26,105

Fair value of plan assets	22,231	18,982
Asset ceiling	6	3
Total net defined benefit plans	8,412	7,126

of which:
Net defined benefit liability (a)	8,516	7,221
(Defined benefit plan asset)	(104)	(95)

Other provisions for employees and liabilities for share-based payments (b)	1,076	1,105
Total Provisions for employee benefits (a + b)	9,592	8,326
We provide post-employment benefits for certain of our active employees and retirees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which we operate and may change periodically. We classify these plans on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits. Moreover, we provide post-employment benefits, such as pension or health care benefits, to our employees under defined contribution plans. In this case, we pay contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. By paying these contributions we fulfill all of our obligations. We recognize the cost for defined contribution plans over the period in which the employee renders service and classify this by function in cost of sales, selling, general and administrative costs and research and development costs. In 2014, this cost totaled €1,405 million (€1,314 million in 2013 and €1,114 million in 2012).
Subsequent to January 21, 2014, when our ownership in FCA US increased to 100.0 percent, FCA may become subject to certain U.S. legal requirements making us secondarily responsible for a funding shortfall in certain of FCA US’s pension plans in the event that the pension plans were terminated and FCA US were to become insolvent.
Pension benefits
In the U.S. and Canada we sponsor both non-contributory and contributory defined benefit pension plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, we provide contributory benefits to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement.
In the United Kingdom ("U.K.”), we participate, among others, in a pension plan financed by various Group entities, called the “Fiat Group Pension Scheme” covering mainly deferred and retired employees.

Our funding policy for defined benefit pension plans is to contribute at least the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. The expected benefit payments for pension plans are as follows:

(€ million)	Expected benefit payments
2015	1,769
2016	1,733
2017	1,710
2018	1,688
2019	1,675
2020 - 2024	8,187
Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US. Upon retirement from the relevant company, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

(€ million)	Expected benefit payments
2015	136
2016	134
2017	133
2018	132
2019	131
2020 - 2024	651
Other post-employment benefits
Other post-employment benefits includes other employee benefits granted to Group employees in Europe and comprise, amongst others, the Italian TFR obligation amounting to €886 million at December 31, 2014 and €861 million at December 31, 2013. The TFR obligation consists of the residual obligation for the benefit due to employees of Italian companies until December 31, 2006, having more than 50 employees, accrued over the employee’s working life and is settled when an employee leaves the Group. These schemes are required under Italian Law and are unfunded.
See Note 25 in the Consolidated Financial Statements included elsewhere in this Prospectus for additional information.

Quantitative and Qualitative Disclosures about Market Risk
Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk.
Our exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowings denominated in foreign currencies.
Our exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

Our exposure to commodity price risk arises from the risk of changes occurring in the price of certain raw materials and energy used in production. Changes in the price of raw materials and energy could have a significant effect on our results by indirectly affecting costs and product margins.
These risks could significantly affect our financial position and results, and for this reason we systematically identify, and monitor these risks, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments in accordance with our established risk management policies.
Our policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodity prices connected with future cash flows and assets and liabilities, and not for speculative purposes.
We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

•	the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.
We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and

•	the price of certain commodities.

The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options.
Counterparties to these agreements are major financial institutions.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Financial instruments held by the funds that manage pension plan assets are not included in this analysis.
Venezuela

During the year ended December 31, 2014, the economic conditions in Venezuela declined due to high inflation, the downward trend in the price of oil which began during the fourth quarter of 2014, and continued uncertainty regarding liquidity within the country and the availability of U.S. Dollar. In addition, the Venezuelan government enacted a law in January 2014 which provided limits on costs, sales prices and profit margins (30 percent maximum above structured costs) across the Venezuelan economy. There remains uncertainty as to the application of certain aspects of this law by the Venezuelan government; therefore, we are unable to assess its impact on our vehicle, parts and accessory sales. Despite the negative economic conditions in Venezuela, we continued to obtain cash to support future operations through the SICAD I auctions and were also able to complete our workforce reduction initiative. As of December 31, 2014, we continue to control and therefore consolidate our Venezuelan operations. We will continue to assess conditions in Venezuela and if in the future, we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €247 million using the current exchange rate of 12.0 VEF to U.S. Dollar.

Based on first quarter 2014 developments related to the foreign exchange process in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary’s net monetary assets in U.S. Dollar. The official exchange rate was increasingly reserved only for purchases of those goods and services deemed “essential” by the Venezuelan government. As of March 31, 2014, we began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System referred to as the SICAD I rate.
In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as SICAD II rate. Prior to the new exchange system described below, the SICAD II rate had ranged from 49 to 52.1 VEF to U.S. Dollar in the period since its introduction. The SICAD II rate was expected to be used primarily for imports and has been limited to amounts of VEF that could be exchanged into other currencies, such as the U.S. Dollar. As a result of the March 2014 exchange agreement between the Central Bank of Venezuela and the Venezuelan government, and the limitations of the SICAD II rate, we believed at December 31, 2014, that any future remittances of dividends would be transacted at the SICAD I rate. As a result, we determined that the SICAD I rate is the most appropriate rate to use as of December 31, 2014.
On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System, or the SIMADI rate, with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI rate began trading at 170 VEF to U.S. Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela for a transaction related to the purchase of parts during the three months ended March 31, 2015. In addition, the Venezuelan government announced that the SICAD I and SICAD II auction-based exchange systems would be merged into a single exchange system, with a rate starting at 12.0 VEF to U.S. Dollar. The SICAD I exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollar and as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars at March 31, 2015.
As of March 31, 2015, December 31, 2014 and December 31, 2013, the net monetary assets of FCA Venezuela denominated in VEF were 413 million (€32 million), 783 million (€54 million) and 2,221 million (€255 million), respectively, which included cash and cash equivalents denominated in VEF of 1,372 (€106 million), 1,785 million (€123 million) and 2,347 million (€270 million), respectively. Based on our net monetary assets at December 31, 2014, a charge of approximately €5 million would result for every 10.0 percent devaluation of the VEF.
We continue to monitor the appropriate rate to be used for remeasuring our net monetary assets. Additionally, we will continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected.
Quantitative information on foreign currency exchange rate risk
We are exposed to risk resulting from changes in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company. In 2014, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 15 percent of our turnover;

•	the principal exchange rates to which we are exposed are the following:
- U.S. Dollar/CAD, primarily relating to FCA US Canadian manufacturing operations;
- EUR/U.S. Dollar, relating to sales in U.S. Dollars made by Italian companies (in particular, companies belonging to the Ferrari and Maserati reporting segments) and to sales and purchases in Euro made by FCA US;
- CNY, in relation to sales in China originating from FCA US and from Italian companies (in particular, companies belonging to the Ferrari and Maserati segments);

- GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the U.K., Australian, Mexican, Swiss, Argentinean and Venezuelan markets;
- PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;
- JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;
- U.S. Dollar/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.

Overall trade flows exposed to changes in these exchange rates in 2014 made up approximately 90 percent of the exposure to foreign currency risk from trade transactions. Our policy is to use derivative financial instruments to hedge a percentage, of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments unless not deemed appropriate. Group companies may have trade receivables or payables denominated in a currency different from the functional currency of the company. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain financing or use funds in a currency different from the functional currency of the respective company. Changes in exchange rates may result in exchange gains or losses arising from these situations. Our policy is to hedge fully, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency. Certain of our subsidiaries are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China and South Africa. As our reference currency is the Euro, the income statements of those entities are converted into Euro using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euro.
The monetary assets and liabilities of consolidated companies who have a reporting currency other than the Euro, are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative Translation Adjustments reserve, included in other comprehensive income/(losses).
We monitor our principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet dates.
There have been no substantial changes in 2014 in the nature or structure of exposure to foreign currency exchange rate risk or in our hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, currency options, cross-currency interest rate and currency swaps) at December 31, 2014 resulting from a hypothetical 10 percent change in the exchange rates would have been approximately €1,402 million (€745 million at December 31, 2013). Compared to December 31, 2013, the increase resulting from the change in exchange rate is due to the higher volumes of outstanding derivatives, mainly related to increased exposures.
Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Quantitative information on interest rate risk
Our manufacturing companies and treasuries make use of external borrowings and invest in monetary and financial market instruments. In addition, we sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, thus negatively impacting the net financial expenses we incur.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating result of those companies and the Group as a whole.
In order to manage these risks, we may use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).
In assessing the potential impact of changes in interest rates, we segregate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
Our fixed rate financial instruments consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2014, resulting from a hypothetical 10 percent change in market interest rates, would have been approximately €100 million (approximately €110 million at December 31, 2013).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10 percent change in short-term interest rates at December 31, 2014, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €12 million (€13 million at December 31, 2013).
This analysis is based on the assumption that there is a general change of 10 percent in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on commodity price risk
We have entered into derivative contracts for certain commodities to hedge our exposure to commodity price risk associated with buying raw materials and energy used in our normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2014, a hypothetical, 10 percent change in the price of the commodities at that date would have caused a fair value loss of €50 million (€45 million at December 31, 2013). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

BUSINESS
We are an international automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems. We are the seventh largest automaker in the world based on total vehicle sales in 2014. We have operations in approximately 40 countries and sell our vehicles directly or through distributors and dealers in more than 150 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. We support our vehicle sales by after-sales services and parts worldwide using the Mopar brand for mass market vehicles. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Ferrari and Maserati brands, which we support with financial services provided to our dealers and retail customers. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari and Maserati our two global luxury brand segments and a global Components segment (see “—Overview of Our Business” for a description of these reportable segments).
On October 29, 2014 our Board of Directors announced that it had authorized the separation of Ferrari from FCA. The separation is expected to be effected through a public offering of a portion of our interest in Ferrari equal to 10 percent of Ferrari’s outstanding shares and a distribution of our remaining Ferrari shares to our shareholders.
In 2014, we shipped 4.6 million vehicles. For the year ended December 31, 2014, we reported net revenues of €96.1 billion, EBIT of €3.2 billion and net profit of €0.6 billion. At December 31, 2014 we had available liquidity of €26.2 billion (including €3.2 billion available under undrawn committed credit lines). At December 31, 2014 we had net industrial debt of €7.7 billion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Net Industrial Debt.”

History of FCA
FCA was incorporated as a public limited liability company (naamloze vennotschap) under the laws of the Netherlands on April 1, 2014. Its principal office is located at 25 St. James’s Street, London SW1A 1HA, United Kingdom (telephone number: +44 (0)20 7766 0311).
Fiat, the predecessor to FCA, was founded as Fabbrica Italiana Automobili Torino, on July 11, 1899 in Turin, Italy as an automobile manufacturer. Fiat opened its first factory in 1900 in Corso Dante in Turin with 150 workers producing 24 cars. In 1902 Giovanni Agnelli, Fiat’s founder, became the Managing Director of the company.
Beginning in 2008, Fiat pursued a process of transformation in order to meet the challenges of a changing marketplace characterized by global overcapacity in automobile production and the consequences of economic recession that has persisted particularly in the European markets on which it had historically depended. As part of its efforts to restructure operations, Fiat worked to expand the scope of its automotive operations, having concluded that significantly greater scale was necessary to enable it to be a competitive force in the increasingly global automotive markets.
In April 2009, Fiat and Old Carco LLC, formerly known as Chrysler LLC, or Old Carco, entered into a master transaction agreement, pursuant to which FCA US LLC, formerly known as Chrysler Group LLC, or FCA US, agreed to purchase the principal operating assets of Old Carco and to assume certain of Old Carco’s liabilities. Old Carco traced its roots to the company originally founded by Walter P. Chrysler in 1925 that, since that time, expanded through the acquisition of the Dodge and Jeep brands.
Following the closing of that transaction on June 10, 2009, Fiat held an initial 20 percent ownership interest in FCA US, with the UAW Retiree Medical Benefits Trust, or the VEBA Trust, the U.S. Treasury and the Canadian government holding the remaining interests. FCA US’s operations were funded with financing from the U.S. Treasury and Canadian government. In addition, Fiat held several options to acquire additional ownership interests in FCA US.

Over the following years, Fiat acquired additional ownership interests in FCA US, leading to majority ownership and full consolidation of FCA US’s results into our financial statements from June 1, 2011. On May 24, 2011, FCA US refinanced the U.S. and Canadian government loans, and, in July 2011, Fiat acquired the ownership interests in FCA US held by the U.S. Treasury and Canadian government.
In January 2014, Fiat purchased all of the VEBA Trust’s equity interests in FCA US , which represented the approximately 41.5 percent of FCA US interest not then held by us. The transaction was completed on January 21, 2014, resulting in FCA US becoming an indirect 100 percent owned subsidiary of FCA.
On October 29, 2014, FCA’s Board of Directors announced that it had authorized the separation of Ferrari from FCA. The separation is expected to be effected through a public offering of a portion of FCA’s interest in Ferrari and a spin-off of FCA’s remaining equity interest in Ferrari to FCA's shareholders.
The FCA Merger
On January 29, 2014, the Board of Directors of Fiat approved a proposed corporate reorganization resulting in the formation of FCA and decided to establish FCA, organized in the Netherlands, as the parent company of the Group with its principal executive offices in the United Kingdom.
On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat, the parent of the Group, into its 100 percent owned direct subsidiary, FCA, or the Merger. Fiat shareholders received in the Merger one (1) FCA common share for each Fiat ordinary share that they held. Moreover, under the Articles of Association of FCA, FCA shareholders received, if they so elected and were otherwise eligible to participate in the loyalty voting structure, one (1) FCA special voting share for each FCA common share received in the Merger. The loyalty voting structure is designed to provide eligible long-term FCA shareholders with two votes for each FCA common share held.
FCA was incorporated under the name Fiat Investments N.V. with issued share capital of €200,000, fully paid and divided into 20,000,000 common shares having a nominal value of €0.01 each. Capital increased to €350,000 on June 2, 2014.
Fiat shareholders voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. After this approval, Fiat shareholders not voting in favor of the Merger were entitled to exercise cash exit rights (the “Cash Exit Rights”) by August 20, 2014. The redemption price payable to these shareholders was €7.727 per share (the “Exit Price”), equivalent to the average daily closing price published by Borsa Italiana for the six months prior to the date of the notice calling the meeting).
On October 7, 2014, Fiat announced that all conditions precedent to completion of the Merger were satisfied.
The Cash Exit Rights were exercised for a total of 60,002,027 Fiat shares equivalent to an aggregate amount of €464 million at the Exit Price. Pursuant to the Italian Civil Code, these shares were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, a total of 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.
As a consequence, the Merger became effective on October 12, 2014. On October 13, 2014 FCA common shares commenced trading on the NYSE and on the MTA. The Merger is recognized in FCA’s annual accounts from January 1, 2014. FCA, as successor of Fiat is now therefore the parent company of the Group. There were no accounting effects as a direct result of the Merger.

Industry Overview
Vehicle Segments and Descriptions
We manufacture and sell passenger cars, light trucks and light commercial vehicles covering all market segments.

Passenger cars can be divided among seven main groups, whose definition could slightly vary by region. Mini cars, known as “A segment” vehicles in Europe and often referred to as “city cars”, are between 2.7 and 3.7 meters in length and include three- and five-door hatchbacks. Small cars, known as “B segment” vehicles in Europe and “sub-compacts” in the U.S., range in length from 3.7 meters to 4.4 meters and include three- and five-door hatchbacks and sedans. Compact cars, known as “C segment” vehicles in Europe, range in length from 4.3 meters to 4.7 meters, typically have a sedan body and mostly include three- and five-door hatchback cars. Mid-size cars, known as “D segment” vehicles in Europe, range between 4.7 meters to 4.9 meters, typically have a sedan body or are station wagons. Full-size cars range in length from 4.9 meters to 5.1 meters and are typically sedan cars or, in Europe, station wagons. Minivans, also known as multi-purpose vehicles, or MPVs, typically have seating for up to eight passengers. Utility vehicles include sport utility vehicles, or SUVs, which are four-wheel drive with true off-road capabilities, and cross utility vehicles, or CUVs, which are not designed for heavy off-road use, but offer better on-road ride comfort and handling compared to SUVs.
Light trucks may be divided between vans (also known as light commercial vehicles), which typically are used for the transportation of goods or groups of people and have a payload capability up to 4.2 tons, and pick-up trucks, which are light motor vehicles with an open-top rear cargo area and which range in length from 4.8 meters to 5.2 meters (in North America, the length of pick-up trucks typically ranges from 5.5 meters to 6 meters). In North America, minivans and utility vehicles are categorized within trucks. In Europe, vans and pick-up trucks are categorized as light commercial vehicles.
We characterize a vehicle as “new” if its vehicle platform is significantly different from the platform used in the prior model year and/or has had a full exterior renewal. We characterize a vehicle as “significantly refreshed” if it continues its previous vehicle platform but has extensive changes or upgrades from the prior model.

Our Industry
Designing, engineering, manufacturing, distributing and selling vehicles require significant investments in product design, engineering, research and development, technology, tooling, machinery and equipment, facilities and marketing in order to meet both consumer preferences and regulatory requirements. Automotive original equipment manufacturers, or OEMs, are able to benefit from economies of scale by leveraging their investments and activities on a global basis across brands and models. The automotive industry has also historically been highly cyclical, and to a greater extent than many industries, is impacted by changes in the general economic environment. In addition to having lower leverage and greater access to capital, larger OEMs that have a more diversified revenue base across regions and products tend to be better positioned to withstand industry downturns and to benefit from industry growth.
Most automotive OEMs produce vehicles for the mass market and some of them also produce vehicles for the luxury market. Vehicles in the mass market are typically intended to appeal to the largest number of consumers possible. Intense competition among manufacturers of mass market vehicles, particularly for non-premium brands, tends to compress margins, requiring significant volumes to be profitable. As a result, success is measured in part by vehicle unit sales relative to other automotive OEMs. Luxury vehicles on the other hand are designed to appeal to consumers with higher levels of disposable income, and can therefore more easily achieve much higher margins. This allows luxury vehicle OEMs to produce lower volumes, enhancing brand appeal and exclusivity, while maintaining profitability.
In 2014, approximately 84 million automobiles were sold around the world. Although China is the largest single automotive sales market, with approximately 18 million vehicles sold, the majority of automobile sales are still in the developed markets, including North America, Western Europe and Japan. Growth in other emerging markets has also played an increasingly important part in global automotive demand in recent years.

The automotive industry is highly competitive, especially in our key markets, such as the U.S., Brazil and Europe. Vehicle manufacturers must continuously improve vehicle design, performance and content to meet consumer demands for quality, reliability, safety, fuel efficiency, comfort, driving experience and style. Historically, manufacturers relied heavily upon dealer, retail and fleet incentives, including cash rebates, option package discounts, guaranteed depreciation programs, and subsidized or subvented financing or leasing programs to compete for vehicle sales. Since 2009, manufacturers generally have worked to reduce reliance on pricing-related incentives as competitive tools in the North American market, while pricing pressure, under different forms, is still affecting sales in the European market since the inception of the financial crisis. However, an OEM’s ability to increase or maintain vehicle prices and reduce reliance on incentives is limited by the competitive pressures resulting from the variety of available competitive vehicles in each segment of the new vehicle market as well as continued global manufacturing overcapacity in the automotive industry. At the same time, OEMs generally cannot effectively lower prices as a means to increase vehicle sales without adversely affecting profitability, since the ability to reduce costs is limited by commodity market prices, contract terms with suppliers, evolving regulatory requirements and collective bargaining agreements and other factors that limit the ability to reduce labor expenses.
OEMs generally sell vehicles to dealers and distributors, which then resell vehicles to retail and fleet customers. Retail customers purchase vehicles directly from dealers, while fleet customers purchase vehicles from dealers or directly from OEMs. Fleet sales comprise three primary channels: (i) daily rental, (ii) commercial and (iii) government. Vehicle sales in the daily rental and government channels are extremely competitive and often require significant discounts. Fleet sales are an important source of revenue and can also be an effective means for marketing vehicles. Fleet orders can also help normalize plant production as they typically involve the delivery of a large, pre-determined quantity of vehicles over several months. Fleet sales are also a source of aftermarket service parts revenue for OEMs and service revenue for dealers.
Financial Services
Because dealers and retail customers finance the purchase of a significant percentage of the vehicles sold worldwide, the availability and cost of financing is one of the most significant factors affecting vehicle sales volumes. Most dealers use wholesale or inventory financing arrangements to purchase vehicles from OEMs in order to maintain necessary vehicle inventory levels. Financial services companies may also provide working capital and real estate loans to facilitate investment in expansion or restructuring of the dealers’ premises. Financing may take various forms, based on the nature of creditor protection provided under local law, but financial institutions tend to focus on maximizing credit protection on any financing originated in conjunction with a vehicle sale. Financing to retail customers takes a number of forms, including simple installment loans and finance leases. These financial products are usually distributed directly by the dealer and have a typical duration of three to five years. OEMs often use retail financing as a promotional tool, including through campaigns offering below market rate financing, known as subvention programs. In such situations, an OEM typically compensates the financial services company up front for the difference between the financial return expected under standard market rates and the rates offered to the customer within the promotional campaign.
Many automakers rely on wholly-owned or controlled finance companies to provide this financing. In other situations, OEMs have relied on joint ventures or commercial relationships with banks and other financial institutions in order to provide access to financing for dealers and retail customers. The model adopted by any particular OEM in a particular market depends upon, among other factors, its sales volumes and the availability of stable and cost-effective funding sources in that market, as well as regulatory requirements.
Financial services companies controlled by OEMs typically receive funding from the OEM’s central treasury or from industrial and commercial operations of the OEM that have excess liquidity, however, they also access other forms of funding available from the banking system in each market, including sales or securitization of receivables either in negotiated sales or through securitization programs. Financial services companies controlled by OEMs compete primarily with banks, independent financial services companies and other financial institutions that offer financing to dealers and retail customers. The long-term profitability of finance companies also depends on the cyclical nature of the industry, interest rate volatility and the ability to access funding on competitive terms and to manage risks with particular reference to credit risks. OEMs within their global strategy aimed to expand their business, may provide access to financial services to their dealers and retail customers, for the financing of parts and accessories, as well as pre-paid service contracts.

Overview of Our Business
We design, engineer, develop and manufacture vehicles, components and production systems worldwide through 165 manufacturing facilities around the world and 85 research and development centers.
Our activities are carried out through seven reportable segments: four regional mass-market vehicle segments, the Ferrari and Maserati luxury brand segments and a global Components segment, as discussed below.
Our four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and the Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). We also operate on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector, we have the operating segments Ferrari and Maserati, while in the components sector we have the operating segments Magneti Marelli, Teksid and Comau. The operating segments in the components sector did not meet the quantitative thresholds required in IFRS – Operating segments for separate disclosure, consequently, based on their characteristics and similarities, they are presented as one reportable segment: “Components.” We support our mass-market vehicle sales with the sale of related service parts and accessories, as well as service contracts under the Mopar brand name. In support of our vehicle sales efforts, we make available dealer and retail customer financing either through subsidiaries or joint ventures and through strategic commercial arrangements with third party financial institutions.
For our mass-market brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale.
The following list sets forth our reportable segments:

(i)
NAFTA: our operations to support distribution and sale of mass-market vehicles in the United States, Canada, Mexico and Caribbean islands, the segment that we refer to as NAFTA, primarily through the Chrysler, Dodge, Fiat, Jeep and Ram brands.

(ii)
LATAM: our operations to support the distribution and sale of mass-market vehicles in South and Central America , the segment that we refer to as LATAM, primarily under the Chrysler, Dodge, Fiat, Jeep and Ram brands, with the largest focus of our business in the LATAM segment in Brazil and Argentina.

(iii)
APAC: our operations to support the distribution and sale of mass-market vehicles in the Asia Pacific region (mostly in China, Japan, Australia, South Korea and India), the segment we refer to as APAC, carried out in the region through both subsidiaries and joint ventures, primarily under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands.

(iv)
EMEA: our operations to support the distribution and sale of mass-market vehicles in Europe (which includes the 28 members of the European Union and the members of the European Free Trade Association), the Middle East and Africa, the segment we refer to as EMEA, primarily under the Abarth, Alfa Romeo, Chrysler, Fiat, Fiat Professional, Jeep and Lancia brand names.

(v)
Ferrari: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Ferrari brand. On October 29, 2014, we announced our intention to separate Ferrari from FCA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”

(vi)	Maserati: the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.

(vii)
Components: production and sale of lighting components, engine control units, suspensions, shock absorbers, electronic systems, and exhaust systems and activities in powertrain (engine and transmissions) components, engine control units, plastic molding components and in the after-market carried out under the Magneti Marelli brand name; cast iron components for engines, gearboxes, transmissions and suspension systems, and aluminum cylinder heads under the Teksid brand name; and design and production of industrial automation systems and related products for the automotive industry under the Comau brand name.

The following chart sets forth the vehicle brands we sell in each mass-market regional segment:

	NAFTA	LATAM	APAC	EMEA
Abarth				X
Alfa Romeo	X		X	X
Chrysler	X	X	X	X
Dodge	X	X	X
Fiat	X	X	X	X
Fiat Professional			X	X
Jeep	X	X	X	X
Lancia				X
Ram	X	X
______________________
Note: Presence determined by sales in the regional segment, if material, through dealer entities of our dealer network.
We also hold interests in companies operating in other activities and businesses that are not considered part of our seven reportable segments. These activities are grouped under “Other Activities,” which primarily consists of companies that provide services, including accounting, payroll, tax, insurance, purchasing, information technology, facility management and security, to our Group as well as CNHI, manage central treasury activities (excluding treasury activities for FCA US, which are handled separately) and operate in media and publishing (La Stampa daily newspaper).

Mass-Market Vehicles
Mass-Market Vehicle Brands
We design, engineer, develop, manufacture, distribute and sell vehicles and service parts under 11 mass-market brands and designations. We believe that we can continue to increase our vehicle sales by building the value of our mass-market brands in particular by ensuring that each of our brands has a clear identity and market focus. In connection with our multi-year effort to clearly define each of our brands’ identities, we have launched several advertising campaigns that have received industry accolades. We are reinforcing our effort to build brand value by ensuring that we introduce new vehicles with individualized characteristics that remain closely aligned with the unique identity of each brand.

•
Abarth: Abarth, named after the company founded by Carlo Abarth in 1949, specializes in performance modification for on-road sports cars since the brand’s re-launch in 2007 through performance modifications on classic Fiat models such as the 500 (including the 2012 launch of the Fiat 500 Abarth) and Punto, as well as limited edition models that combine design elements from luxury brands such as the 695 Edizione Maserati and 695 Tributo Ferrari, for consumers seeking customized vehicles with steering and suspension geared towards racing.

•
Alfa Romeo: Alfa Romeo, founded in 1910, and part of the Group since 1986, is known for a long, sporting tradition and Italian design. Vehicles currently range from the three door premium MiTo and the lightweight sports car, the 4c, to the compact car, the Giulietta. The Alfa Romeo brand is intended to appeal to drivers seeking high-level performance and handling combined with attractive and distinctive appearance.

•
Chrysler: Chrysler, named after the company founded by Walter P. Chrysler in 1925, aims to create vehicles with distinctive design, craftsmanship, intuitive innovation and technology standing as a leader in design, engineering and value, with a range of vehicles from mid-size sedans (Chrysler 200) to full size sedans (Chrysler 300) and minivans (Town & Country).

•
Dodge: With a traditional focus on “muscle car” performance vehicles, the Dodge brand, which began production in 1914, offers a full line of cars, CUVs and minivans, mainly in the mid-size and large size vehicle market, that are sporty, functional and innovative, intended to offer an excellent value for families looking for high performance, dependability and functionality in everyday driving situations.

•
Fiat: Fiat brand cars have been produced since 1899. The brand has historically been strong in Europe and the LATAM region and is currently primarily focused on the mini and small vehicle segments. Current models include the mini-segment 500 and Panda and the small-segment Punto. The brand aims to make cars that are flexible, easy to drive, affordable and energy efficient. The brand reentered the U.S. market in 2011 with the 500 model and, in 2013, the 500L model. Fiat continued expansion of the 500 family, with the introduction of the 500X crossover, which debuted at the Paris Motor Show in October 2014. Fiat also recently launched the new Uno and the new Palio in the LATAM region.

•
Fiat Professional: Fiat Professional, launched in 2007 to replace the “Fiat Veicoli Commerciali” brand, offers light commercial vehicles and MPVs ranging from large vans (capable of carrying up to 4.2 tons) such as the Ducato, to panel vans such as the Doblò and Fiorino for commercial use by small to medium size business and public institutions. Fiat Professional vehicles are often readily fitted as ambulances, tow trucks, school buses and people carriers (especially suitable for narrow streets) and as recreational vehicles such as campers and motor homes, where Fiat Professional is the market leader.

•
Jeep: Jeep, founded in 1941, is a globally recognized brand focused exclusively on the SUV and off-road vehicles market. The Jeep Grand Cherokee is the most awarded SUV ever. The brand’s appeal builds on its heritage associated with the outdoors and adventurous lifestyles, combined with the safety and versatility features of the brand’s modern vehicles. Jeep introduced the all-new 2014 Jeep Cherokee in October 2013 and recently unveiled the Jeep Renegade, a small segment SUV designed in the U.S. and manufactured in Italy. Jeep set an all-time brand record in 2014 with over one million vehicles sold.

•	Lancia: Lancia, founded in 1906, and part of the Group since 1969, covers the spectrum of small segment cars and is targeted towards the Italian market.

•
Ram: Ram, established as a standalone brand separate from Dodge in 2009, offers a line of full-size trucks, including light- and heavy-duty pick-up trucks such as the Ram 1500 pick-up truck, which recently became the first truck to be named Motor Trend’s “Truck of the Year” for two consecutive years, and cargo vans. By investing substantially in new products, infusing them with great looks, refined interiors, durable engines and features that further enhance their capabilities, we believe Ram has emerged as a market leader in full size pick-up trucks. Ram customers, from half-ton to commercial, have a demanding range of needs and require their vehicles to provide high levels of capability.

We also leverage the more than 75-year history of the Mopar brand to provide a full line of service parts and accessories for our mass-market vehicles worldwide. As of December 31, 2014, we had 50 parts distribution centers throughout the world to support our customer care efforts in each of our regions. Our Mopar brand accessories allow our customers to customize their vehicles by including after-market sales of products from side steps and lift-kits, to graphics packages, such as racing stripes, and custom leather interiors. Further, through the Mopar brand, we offer vehicle service contracts to our retail customers worldwide under the “Mopar Vehicle Protection” brand, with the majority of our service contract sales in 2014 in the U.S. and Europe. Finally, our Mopar customer care initiatives support our vehicle distribution and sales efforts in each of our mass-market segments through 27 call centers located around the world.

Mass-Market Vehicle Design and Manufacturing
Our mass-market brands target different groups of consumers in different regions. Leveraging the potential of our broad portfolio of brands, a key component of our strategic plan is to offer vehicles that appeal to a wide range of consumers located in each regional market. In order to optimize the mix of products we design and manufacture, a number of factors are considered, including:

•
consumer tastes, trends and preferences for certain vehicle types which varies based on geographic region, as well as regulatory requirements affecting our ability to meet consumer demands in those regions;

•	demographic trends, such as age of population and rate of family formation;

•	economic factors that affect preferences for optional features, affordability and fuel efficiency;

•	competitive environment, in terms of quantity and quality of competitors’ vehicles offered within a particular segment;

•	our brand portfolio, as each of our brands targets a different group of consumers, with the goal of avoiding overlapping product offerings or creating internal competition among brands and products;

•	our ability to leverage synergies with existing brands, products, platforms and distribution channels;

•	development of a diversified portfolio of innovative technology solutions for both conventional engine technologies and alternative fuels and propulsion systems; and

•	manufacturing capacity, regulatory requirements and other factors that impact product development, including ability to minimize time-to-market for new vehicle launches.

We also consider these factors in developing a mix of vehicles within each brand, with an additional focus on ensuring that the vehicles we develop further our brand strategy.
We sell mass-market vehicles in all segments of the passenger car and truck markets. Our passenger car product portfolio includes vehicles such as the Fiat 500 (which has sold more than 1 million units globally since its launch in 2007), Alfa Romeo Giulietta, Dodge Charger, Chrysler 200 and Lancia Ypsilon. Our light commercial vehicles include vans such as the Fiat Professional Doblò, Fiat Professional Ducato and Ram ProMaster, and light and heavy-duty pick-up trucks such as the Ram 1500 and 2500/3500. We also sell SUVs and CUVs in a number of vehicle segments, such as the Jeep Grand Cherokee, including expanding into the small SUV segment market with the recently-launched Jeep Renegade. As we seek to broaden our portfolio, we are investing in developing our efforts to become more competitive in the passenger car segment, which includes a significant investment to design, engineer and manufacture the all-new 2015 Chrysler 200.
We are increasingly building our vehicles using common, jointly developed vehicle platforms. For instance, we use the Compact U.S. Wide platform, or CUSW, in the Dodge Dart, which was launched in 2012. The CUSW was used in vehicles made under the Alfa Romeo brand, and has since been used in the Fiat Viaggio (launched in the APAC region in 2012), the all-new Jeep Cherokee (launched in the NAFTA region in 2013), Fiat Ottimo (launched in the APAC region in March 2014) and the all-new 2015 Chrysler 200. From inception through December 31, 2014, more than 850,000 vehicles have been assembled on the CUSW platform.
In order to leverage our brand recognition and names in various regions, we rebadge certain vehicles manufactured and sold in a region under one brand for sale in another region under a different brand based on brand recognition and equity in the particular region. For instance, certain vehicles sold in the NAFTA region under the Chrysler brand are sold in Europe under the Lancia brand, and we sell a rebadged version of the Dodge Journey as the Fiat Freemont in several markets outside the NAFTA region.
We also make use of common technology and parts in our vehicles. For example, we manufacture and use the Pentastar V-6 engine in a number of our vehicles. This engine was named by WardsAuto as one of its “10 Best Engines” for three consecutive years beginning with the 2011 model year for its refinement, power, fuel efficiency and low emissions. Since 2010, we have produced more than four million Pentastar V-6 engines, for use in the Jeep Grand Cherokee, the Ram 1500 and 15 other vehicles. Because we designed this engine with flexible architecture, we can use it in a range of models, potentially with a variety of advanced technologies, such as direct injection or turbocharging.
Our efforts to respond to customer demand have led to a number of important initiatives, including our plans to begin building a Jeep vehicle in China to be sold in China, which will leverage the Jeep brand’s name recognition in that market.

Throughout our manufacturing operations, we have deployed WCM principles. WCM principles were developed by the WCM Association, a non-profit organization dedicated to developing superior manufacturing standards. We are the only OEM that is a member of the WCM Association. WCM fosters a manufacturing culture that targets improved safety, quality and efficiency, as well as the elimination of all types of waste. Unlike some other advanced manufacturing programs, WCM is designed to prioritize issues to focus on those initiatives believed likely to yield the most significant savings and improvements, and to direct resources to those initiatives. Concurrently with our January 2014 acquisition of the remaining 41.5 percent of FCA US owned by the VEBA Trust, FCA US entered into a memorandum of understanding to supplement the existing collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or the UAW, and provide for a specific commitment to support the implementation of our WCM principles throughout FCA US’s manufacturing facilities, to facilitate benchmarking across all of our manufacturing plants and actively assist in the achievement of FCA US’s long-term business plan. Beginning in 2006, we engaged key suppliers in the pilot phase of WCM Lite, a program through which suppliers can learn and incorporate WCM principles into their own operations.

Vehicle Sales Overview
We are the seventh largest automotive OEM in the world based on worldwide new vehicle sales for the year ended December 31, 2014. We compete with other large OEMs to attract vehicle sales and market share. Many of these OEMs have more significant financial or operating resources and liquidity at their disposal, which may enable them to invest more heavily on new product designs and manufacturing or in sales incentives.
Our new vehicle sales represent sales of vehicles primarily through dealers and distributors, or in some cases, directly by us, to retail customers and fleet customers. Our sales include mass-market and luxury vehicles manufactured at our plants, as well as vehicles manufactured by our joint ventures and third party contract manufacturers. Our sales figures exclude sales of vehicles that we contract manufactured for other OEMs. While our vehicle sales are illustrative of our competitive position and the demand for our vehicles, sales are not directly correlated to our revenues, cost of sales or other measures of financial performance, as such results are primarily driven by our vehicle shipments to dealers and distributors. For a discussion of our shipments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Shipment Information.” The following table shows our new vehicle sales by geographic market for the periods presented.

	For the Three Months Ended March 31,
Segment	2015	2014
	Millions of units
NAFTA	0.6	0.6
LATAM	0.2	0.2
APAC	0.1	0.06
EMEA	0.3	0.3
Total Mass-Market Brands	1.1	1.1
Ferrari	0.002	0.002
Maserati	0.006	0.007
Total Worldwide	1.1	1.1

	For the Years Ended December 31,
Segment	2014	2013	2012
	Millions of units
NAFTA	2.5	2.1	2.0
LATAM	0.8	0.9	1.0
APAC	0.3	0.2	0.1
EMEA	1.2	1.1	1.2
Total Mass-Market Brands	4.8	4.4	4.3
Ferrari	—	—	—
Maserati	0.04	0.02	0.01
Total Worldwide	4.8	4.4	4.3

NAFTA
NAFTA Sales and Competition
The following table presents our mass-market vehicle sales and market share in the NAFTA segment for the periods presented:

	For the Three Months Ended March 31,
	2015(1),(2)		2014(1),(2)
NAFTA	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	506	12.5%	476	12.5%
Canada	62	16.4%	61	16.6%
Mexico	19	6.2%	19	7.2%
Total	587	12.4%	555	12.5%
________________________________

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.

(2)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.

	For the Years Ended December 31,
	2014(1),(2)		2013(1),(2)		2012(1),(2)
NAFTA	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
U.S.	2,091	12.4%	1,800	11.4%	1,652	11.2%
Canada	290	15.4%	260	14.6%	244	14.2%
Mexico	78	6.7%	87	7.9%	93	9.1%
Total	2,459	12.4%	2,148	11.5%	1,989	11.3%
________________________________

(1)	Certain fleet sales that are accounted for as operating leases are included in vehicle sales.

(2)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive.

The following table presents our new vehicle market share information and our principal competitors in the U.S., our largest market in the NAFTA segment:

	For the Years Ended December 31,
U.S.	2014	2013	2012
Automaker	Percentage of industry
GM	17.4%	17.6%	17.6%
Ford	14.7%	15.7%	15.2%
Toyota	14.1%	14.1%	14.1%
FCA	12.4%	11.4%	11.2%
Honda	9.2%	9.6%	9.6%
Nissan	8.2%	7.9%	7.7%
Hyundai/Kia	7.8%	7.9%	8.6%
Other	16.2%	15.9%	16.0%
Total	100.0%	100.0%	100.0%

U.S. automotive market sales have steadily improved after a sharp decline from 2007 to 2010. U.S. industry sales, including medium- and heavy-duty vehicles, increased from 10.6 million units in 2009 to 16.8 million units in 2014, an increase of approximately 58.5 percent. Both macroeconomic factors, such as growth in per capita disposable income and improved consumer confidence, and automotive specific factors, such as the increasing age of vehicles in operation, improved consumer access to affordably priced financing and higher prices of used vehicles, contributed to the strong recovery.
Our vehicle line-up in the NAFTA segment leverages the brand recognition of the Chrysler, Dodge, Jeep and Ram brands to offer cars, utility vehicles, pick-up trucks and minivans under those brands, as well as vehicles in smaller segments, such as the mini-segment Fiat 500 and the small and compact MPV segment Fiat 500L. With the reintroduction of the Fiat brand in 2011 and the launch of the Dodge Dart in 2012, we now sell vehicles in all vehicle segments. Our vehicle sales and profitability in the NAFTA segment are generally weighted towards larger vehicles such as utility vehicles, trucks and vans, while overall industry sales in the NAFTA segment generally are more evenly weighted between smaller and larger vehicles. In recent years, we have increased our sales of mini, small and compact cars in the NAFTA segment.
NAFTA Distribution
In the NAFTA segment, our vehicles are sold primarily to dealers in our dealer network for sale to retail customers and fleet customers. The following table sets forth the number of independent entities in our dealer and distributor network in the NAFTA segment. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have a relationship with a general distributor, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
NAFTA	3,251	3,204	3,156
In the NAFTA segment, fleet sales in the commercial channel are typically more profitable than sales in the government and daily rental channels since they more often involve customized vehicles with more optional features and accessories; however, vehicle orders in the commercial channel are usually smaller in size than the orders made in the daily rental channel. Fleet sales in the government channel are generally more profitable than fleet sales in the daily rental channel primarily due to the mix of products included in each respective channel. Rental car companies, for instance, place larger orders of small and mid-sized cars and minivans with minimal options, while sales in the government channel often involve a higher mix of relatively more profitable vehicles such as pick-up trucks, minivans and large cars with more options.
NAFTA Segment Mass-Market Dealer and Customer Financing

In the NAFTA segment, we do not have a captive finance company or joint venture and instead rely upon independent financial service providers, primarily our strategic relationship with Santander Consumer USA Inc., or SCUSA, to provide financing for dealers and retail customers in the U.S. Prior to the agreement with SCUSA, we principally relied on Ally Financial Inc., or Ally, for dealer and retail financing and support. Additionally, we have arrangements with a number of financial institutions to provide a variety of dealer and retail customer financing programs in Canada. There are no formal retail financing arrangements in Mexico at this time, although CF Credit Services, S.A. de C.V. SOFOM E.R., or CF Credit, provides nearly all dealer financing and about half of all retail financing of our products in Mexico.
In February 2013, we entered into a private label financing agreement with SCUSA, or the SCUSA Agreement, under which SCUSA provides a wide range of wholesale and retail financial services to our dealers and retail customers in the U.S., under the Chrysler Capital brand name. The financial services include credit lines to finance dealers’ acquisition of vehicles and other products that we sell or distribute, retail loans and leases to finance retail customer acquisitions of new and used vehicles at dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA offers dealers construction loans, real estate loans, working capital loans and revolving lines of credit.
The SCUSA Agreement has a ten year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA

Agreement. In accordance with the terms of the agreement, SCUSA provided us an upfront, nonrefundable payment in May 2013 which is being amortized over ten years.
Under the SCUSA Agreement, SCUSA has certain rights, including limited exclusivity to participate in specified minimum percentages of certain retail financing rate subvention programs. SCUSA’s exclusivity rights are subject to SCUSA maintaining price competitiveness based on market benchmark rates to be determined through a steering committee process as well as minimum approval rates.
The SCUSA Agreement replaced an auto finance relationship with Ally, which was terminated in 2013. As of December 31, 2014, Ally was providing wholesale lines of credit to approximately 39 percent of our dealers in the U.S. For the year ended December 31, 2014, we estimate that approximately 82 percent of the vehicles purchased by our U.S. retail customers were financed or leased through our dealer network, of which approximately 48 percent were financed or leased through Ally and SCUSA.
LATAM
LATAM Sales and Competition
The following table presents our mass-market vehicle sales and market share in the LATAM segment for the periods presented:

	For the Three Months Ended March 31,
	2015(1)		2014(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share
	Thousand of units (except percentages)
Brazil	128	19.7%	176	22.7%
Argentina	19	12.6%	28	13.2%
Other LATAM	6	2.5%	10	3.2%
Total	153	14.5%	214	16.4%
______________________________

(1)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

	For the Years Ended December 31,
	2014(1)		2013(1)		2012(1)
LATAM	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Brazil	706	21.2%	771	21.5%	845	23.3%
Argentina	88	13.4%	111	12.0%	85	10.6%
Other LATAM	37	3.0%	51	3.6%	51	3.7%
Total	830	16.0%	933	15.8%	982	16.8%

______________________________

(1)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The following table presents our mass-market vehicle market share information and our principal competitors in Brazil, our largest market in the LATAM segment:

Brazil	For the Years Ended December 31,
	2014(1)	2013(1)	2012(1)
Automaker	Percentage of industry
FCA	21.2%	21.5%	23.3%
Volkswagen (*)	17.7%	18.8%	21.2%
GM	17.4%	18.1%	17.7%
Ford	9.2%	9.4%	8.9%
Other	34.5%	32.2%	28.9%
Total	100.0%	100.0%	100.0%
__________________________________

(1)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

(*)	Including Audi.
The LATAM segment automotive industry decreased 12.5 percent from 2013, to 5.2 million vehicles (cars and light commercial vehicles) in 2014. The decrease was mainly due to Brazil and Argentina with 6.9 percent and 28.7 percent decreases, respectively. Over the past four years industry sales in the LATAM segment grew by 1.4 percent, mainly due to Argentina and Other countries while Brazilian market remained substantially stable driven by economic factors such as greater development of gross domestic product, increased access to credit facilities and incentives adopted by Brazil in 2009 and 2012.
Our vehicle sales in the LATAM segment leverage the name recognition of Fiat and the relatively urban population of countries like Brazil to offer Fiat brand mini and small vehicles in our key markets in the LATAM segment. We are the leading automaker in Brazil, due in large part to our market leadership in the mini and small segments (which represent almost 60 percent of Brazilian market vehicle sales). Fiat also leads the pickup truck market in Brazil (with the Fiat Strada, 56.2 percent of segment share), although this segment is small as a percentage of total industry and compared to other countries in the LATAM segment.
In Brazil, the automotive industry benefited from tax incentives in 2012, which helped our strong performance in that year as we were able to leverage our operational flexibility in responding to the sharp increase in market demand. However, tax incentives have limited the ability of OEMs to recover cost increases associated with inflation by increasing prices, a problem that has been exacerbated by the weakening of the Brazilian Real. Increasing competition over the past several years has further reduced our overall profitability in the region. Import restrictions in Brazil have also limited our ability to bring new vehicles to Brazil. We plan to start production in our new assembly plant in Brazil in 2015, which we believe will enhance our ability to introduce new locally-manufactured vehicles that are not subject to such restrictions.
LATAM Distribution

The following table presents the number of independent entities in our dealer and distributor network. In the LATAM segment, we generally enter into multiple dealer agreements with a single dealer, covering one or more points of sale. Outside Brazil and Argentina, our major markets, we distribute our vehicles mainly through general distributors and their dealer networks. This table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
LATAM	441	450	436
LATAM Dealer and Customer Financing

In the LATAM segment, we provide access to dealer and retail customer financing through both wholly-owned captive finance companies and through strategic relationships with financial institutions.
We have two wholly-owned captive finance companies in the LATAM segment: Banco Fidis S.A. in Brazil and Fiat Credito Compañia Financiera S.A. in Argentina. These captive finance companies offer dealer and retail customer financing. In addition, in Brazil we have a significant commercial partnership with Banco Itaù, a leading vehicle retail financing company in Brazil, to provide financing to retail customers purchasing Fiat brand vehicles. This partnership was renewed in August 2013 for a ten-year term ending in 2023. Under this agreement, Banco Itaù has exclusivity on our promotional campaigns and preferential rights on non-promotional financing. We receive commissions in connection with each vehicle financing above a certain threshold. This agreement applies only to our retail customers purchasing Fiat-branded vehicles and excludes Chrysler, Jeep, Dodge and Ram brand vehicles, which are directly financed by Banco Fidis S.A.
APAC Vehicle Sales, Competition and Distribution
APAC Sales and Competition
The following table presents our vehicle sales in the APAC segment for the periods presented:

	For the Three Months Ended March 31,
	2015(1),(2)		2014(1),(2)
APAC	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China	39	0.8%	36	0.8%
India(3)	2	0.3%	4	0.6%
Australia	11	4.0%	10	3.8%
Japan	5	0.3%	5	0.3%
South Korea	2	0.5%	1	0.4%
APAC 5 major Markets	58	8.0%	57	0.8%
Other APAC	1	—	1	—
Total	59	—	59	—
__________________________________

(1)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, and National Automobile Manufacturing Associations.

(2)
Sales data include vehicles sold by certain of our joint ventures within the Chinese and, until 2012, the Indian market. Beginning in 2013, we took over the distribution from the joint venture partner and we started distributing vehicles in India through wholly-owned subsidiaries.

(3)	India market share is based on wholesale volumes.

	For the Years Ended December 31,
	2014(1),(2)		2013(1),(2)		2012(1),(2)
APAC	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
China	182	1.0%	129	0.8%	57	0.4%
India(3)	12	0.5%	10	0.4%	11	0.4%
Australia	44	4.0%	34	3.1%	23	2.1%
Japan	18	0.4%	16	0.4%	15	0.3%
South Korea	6	0.5%	5	0.4%	4	0.3%
APAC 5 major Markets	262	0.9%	194	0.7%	109	0.5%
Other APAC	5	—	6	—	6	—
Total	267	—	199	—	115	—
__________________________________

(1)
Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including R.L. Polk Data, and National Automobile Manufacturing Associations.

(2)
Sales data include vehicles sold by certain of our joint ventures within the Chinese and, until 2012, the Indian market. Beginning in 2013, we took over the distribution from the joint venture partner and we started distributing vehicles in India through wholly-owned subsidiaries.

(3)	India market share is based on wholesale volumes.
The automotive industry in the APAC segment has shown strong year-over-year growth. Industry sales in the five key markets (China, India, Japan, Australia and South Korea) where we compete increased from 16.3 million in 2009 to 28.2 million in 2014, a compound annual growth rate, or CAGR, of approximately 12 percent. Industry sales in the five key markets for 2013, 2012, 2011 and 2010 were 26.1 million, 23.8 million, 21.3 million and 20.3 million, respectively. China was the driving force behind the significant growth in the region. China’s industry volume increased from 8.5 million passenger cars in 2009 to 18.4 million passenger cars in 2014, representing a CAGR of 17 percent. Industry volumes in China for 2013, 2012, 2011 and 2010 were 16.7 million, 14.2 million, 13.1 million and 11.5 million passenger cars, respectively. In 2014, the five key markets grew by 8 percent over 2013, primarily driven by a 10 percent increase in China.
We sell a range of vehicles in the APAC segment, including small and compact cars and utility vehicles. Although our smallest mass-market segment by vehicle sales, we believe the APAC segment represents a significant growth opportunity and we have invested in building relationships with key joint venture partners in China and India in order to increase our presence in the region. In 2010, the demand for mid-size vehicles in China led us to begin a joint venture with Guangzhou Automobile Group Co. for the production of Fiat brand passenger cars. Currently the Fiat Ottimo and Fiat Viaggio, along with our other Fiat-branded vehicles imported from Europe and North America, are distributed through the joint venture’s local dealer network in that country. In addition, in 2014 we and GAC group announced that together we will produce Jeep and Chrysler branded vehicles in China. We also work with a joint venture partner in India to manufacture Fiat branded vehicles that we distribute through our wholly-owned subsidiary. In other parts of the APAC segment, we distribute vehicles that we manufacture in the U.S. and Europe through our dealers and distributors.
APAC Distribution

In the key markets in the APAC segment (China, Australia, India, Japan and South Korea), we sell our vehicles through a wholly-owned subsidiary or through our joint ventures to local independent dealers. In other markets where we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their networks. The following table presents the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
APAC	729	671	470
APAC Dealer and Customer Financing
In the APAC segment, we operate a wholly-owned captive finance company, Fiat Automotive Finance Co., Ltd, which supports, on a non-exclusive basis, our sales activities in China through dealer and retail customer financing and provides similar services to dealers and customers of CNHI. Vendor programs are also in place with different financial partners in India, Japan, South Korea and Australia.
EMEA Vehicle Sales, Competition and Distribution
EMEA Sales and Competition
The following table presents our passenger car and light commercial vehicle sales in the EMEA segment for the periods presented:

	For the Three Months Ended March 31,
	2015(1),(2),(3)		2014(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	121	28.3%	106	28.1%
Germany	21	2.8%	18	2.6%
UK	23	3.1%	22	3.2%
France	18	3.7%	16	3.6%
Spain	13	4.8%	9	4.3%
Other Europe	29	3.1%	31	3.3%
Europe*	225	6.2%	202	6.0%
Other EMEA**	27	—	26	—
Total	252	—	228	—
__________________________________

*	28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).

**	Market share not included in Other EMEA because our presence is less than one percent.

(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.

(2)	Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

(3)	Sale data includes vehicle sales by our joint venture in Turkey.

	For the Years Ended December 31,
	2014(1),(2),(3)		2013(1),(2),(3)		2012(1),(2),(3)
EMEA Passenger Cars	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Italy	377	27.7%	374	28.7%	415	29.6%
Germany	84	2.8%	80	2.7%	90	2.9%
UK	80	3.2%	72	3.2%	64	3.1%
France	62	3.5%	62	3.5%	62	3.3%
Spain	36	4.3%	27	3.7%	23	3.3%
Other Europe	121	3.5%	123	3.7%	141	4.1%
Europe*	760	5.8%	738	6.0%	795	6.3%
Other EMEA**	126	—	137	—	122	—
Total	886	—	875	—	917	—
__________________________________

*	28 members of the European Union and members of the European Free Trade Association (other than Italy, Germany, UK, France, and Spain).

**	Market share not included in Other EMEA because our presence is less than one percent.

(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.

(2)	Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

(3)	Sale data includes vehicle sales by our joint venture in Turkey.

	For the Three Months Ended March 31,
	2015(1),(2),(3)		2014(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	51	11.0%	47	11.4%
Other EMEA**	15	—	12	—
Total	66	—	59	—
__________________________________

*	28 members of the European Union and members of the European Free Trade Association.

**	Market share not included in Other EMEA because our presence is less than one percent.

(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.

(2)	Our estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.

(3)	Sale data includes vehicle sales by our joint venture in Turkey.

	For the Years Ended December 31,
	2014(1),(2),(3)		2013(1),(2),(3)		2012(1),(2),(3)
EMEA Light Commercial Vehicles	Group Sales	Market Share	Group Sales	Market Share	Group Sales	Market Share
	Thousands of units (except percentages)
Europe*	197	11.5%	182	11.6%	185	11.7%
Other EMEA**	68	—	68	—	72	—
Total	265	—	250	—	257	—
__________________________________

*	28 members of the European Union and members of the European Free Trade Association.

**	Market share not included in Other EMEA because our presence is less than one percent.

(1)	Certain fleet sales accounted for as operating leases are included in vehicle sales.

(2)	Our estimated market share data is presented based on the national Registration Offices databases on products categorized under light commercial vehicles.

(3)	Sale data includes vehicle sales by our joint venture in Turkey.

The following table summarizes our new vehicle market share information and our principal competitors in Europe, our largest market in the EMEA segment:

	For the Years Ended December 31,
Europe-Passenger Cars	2014(*)	2013(*)	2012 (**)
Automaker	Percentage of industry
Volkswagen	25.5%	25.1%	24.8%
PSA	10.7%	10.9%	11.7%
Renault	9.5%	8.9%	8.4%
GM	7.1%	7.9%	8.1%
Ford	7.3%	7.3%	7.5%
BMW	6.4%	6.4%	6.4%
FCA	5.9%	6.0%	6.4%
Daimler	5.4%	5.5%	5.2%
Toyota	4.3%	4.4%	4.3%
Other	17.9%	17.6%	17.2%
Total	100.0%	100.0%	100.0%

*	Including all 28 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.

**	Including all 27 European Union (EU) Member States and the 4 European Free Trade Association, or EFTA member states.

(1)	Market share data is presented based on the European Automobile Manufacturers Association, or ACEA Registration Databases, which also includes Ferrari and Maserati within our Group.
In 2014, there was an improvement in passenger car industry volumes in Europe (EU28+EFTA), with unit sales increasing 5.4 percent over the prior year to a total of 13 million, although still well below the pre-crisis level of approximately 16 million units in 2007. As a result of production over-capacity, however, significant price competition among automotive OEMs continues to be a factor, particularly in the small and mid-size segments. Volumes were also higher in the light commercial vehicle, or LCV, segment, with industry sales up 9.6 percent year-over-year to about 1.72 million units, following two consecutive years with industry volumes stable at around 1.6 million units. In 2014, Fiat Professional, FCA’s LCV brand in Europe, introduced the sixth generation of its highly successful Fiat Ducato, which has sold 2.7 million units since the nameplate was launched in 1981. The Ducato continued its strong performance in 2014, taking the lead in the OEM ranking in its segment in Europe for the first year ever, and registering a further increase in market share - which has grown steadily since 2008 - to an all-time record of 20.9 percent. Fiat Professional also operates in Russia through wholly-owned subsidiaries. We also operate through joint ventures and other cooperation agreements.
During the year, FCA maintained its focus on production of a select number of models as it implemented a strategic re-focus and realignment of the Fiat brand. Central to this strategy has been the expansion of the Fiat 500 family and other selected economy models. This has resulted in FCA achieving a leading position in the “mini” and “compact MPV” segments in Europe. We continued expansion of the 500 family in 2014, with the introduction of the 500X crossover, which was debuted at the Paris Motor Show in October. Building on the history of Alfa Romeo, Fiat and Lancia, we sell mini, small and compact passenger cars in the EMEA region under these brands. We are also leveraging Jeep’s global brand recognition to offer Jeep brand SUVs, all of which the EMEA segment categorizes as passenger cars. In September 2014, the Group launched the Jeep Renegade, FCA’s first model designed in the U.S. and produced in Italy. In addition, we sell LCVs under the Fiat Professional brand, which mainly include half-ton pick-up trucks and commercial vans.
In Europe, FCA’s sales are largely weighted to passenger cars, with approximately 53 percent of our total vehicle sales in Europe in 2014 in the small car segment, reflecting demand for smaller vehicles driven by driving conditions prevalent in many European cities and stringent environmental regulations.
EMEA Distribution

In certain markets, such as Europe, our relationship with individual dealer entities can be represented by a number of contracts (typically, we enter into one agreement per brand of vehicles to be sold), and the dealer can sell those vehicles through one or more points of sale. In those markets, points of sale tend to be physically small and carry limited inventory.

In Europe, we sell our vehicles directly to independent and our own dealer entities located in most European markets. In other markets in the EMEA segment in which we do not have a substantial presence, we have agreements with general distributors for the distribution of our vehicles through their existing distribution networks.
The following table summarizes the number of independent entities in our dealer and distributor network. The table counts each independent dealer entity, regardless of the number of contracts or points of sale the dealer operates. Where we have relationships with a general distributor in a particular market, this table reflects that general distributor as one distribution relationship:

Distribution Relationships	At December 31,
	2014	2013	2012
EMEA	2,143	2,300	2,495
EMEA Dealer and Customer Financing
In the EMEA segment, dealer and retail customer financing is primarily managed by FCA Bank, our 50/50 joint venture with Crédit Agricole Consumer Finance S.A., or Crédit Agricole. FCA Bank operates in 14 European countries including Italy, France, Germany, the U.K. and Spain. We began this joint venture in 2007, and in July 2013, we reached an agreement with Crédit Agricole to extend its term through December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing to support our mass-market brands and Maserati, as well as certain other OEMs.
Fidis S.p.A., our wholly-owned captive finance company, provides dealer and other wholesale customer financing in certain markets in the EMEA segment in which FCA Bank does not operate. We also operate a joint venture providing financial services to retail customers in Turkey, and operate vendor programs with bank partners in other markets to provide access to financing in those markets.

Ferrari
Ferrari, a racing and sports car manufacturer founded in 1929 by Enzo Ferrari, began producing street cars in 1947, beginning with the 125 S. Fiat acquired 50 percent of Ferrari in 1969, and over time expanded its stake to the current 90 percent. Scuderia Ferrari, the brand’s racing team division, has achieved enormous success, winning numerous Formula One titles, including 16 constructors’ championships and 15 drivers’ championships. The street car division currently produces vehicles ranging from sports cars (such as the 458 Italia, the 458 Spider and the F12 Berlinetta), to the gran turismo models (such as the California and the FF), designed for long-distance, high-speed journeys. We believe that Ferrari customers are seeking the state-of-the-art in luxury sports cars, with a special focus on the very best Italian design and craftsmanship, along with unparalleled performance both on the track and on the road. Ferrari recently presented the California T, which brings turbocharging back to its street cars for the first time since 1992. We also launched the exclusive limited edition LaFerrari, which attracted orders far more than the production run before its official debut at the 2013 Geneva Motor Show. We believe LaFerrari sets a new benchmark for the sector, incorporating the latest technological innovations that Ferrari will apply to future models. On October 29, 2014, we announced our intention to separate Ferrari from FCA through a public offering of a portion of our shareholding in Ferrari from our current shareholding and a spin-off of our remaining equity interest in Ferrari to our shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments.”
The following table shows the distribution of our Ferrari sales by geographic regions as a percentage of total sales for each year ended December 31, 2014, 2013 and 2012:

	As a percentage of 2014 sales	As a percentage of 2013 sales	As a percentage of 2012 sales
Europe Top 5 countries(1)	30%	30%	34%
U.S.	30%	29%	25%
Japan	6%	5%	5%
China, Hong Kong & Taiwan	9%	10%	10%
Other countries	25%	26%	26%
Total	100%	100%	100%

(1)	Europe Top 5 Countries by sales, includes Italy, UK, Germany, France and Switzerland.
In 2014, a total of 7.2 thousand Ferrari street cars were sold to retail customers, growth driven by the performance of the limited edition LaFerrari.
Ferrari vehicles are designed to maintain exclusivity and appeal to a customer looking for such rare vehicles, and as a result, we deliberately limit the number of Ferrari vehicles produced each year in order to preserve the exclusivity of the brand. Our efforts in designing, engineering and manufacturing our luxury vehicles focus on use of state-of-the-art technology and luxury finishes to appeal to our luxury vehicle customers.
We sell our Ferrari vehicles through a worldwide distribution network of approximately 180 Ferrari dealers as of December 31, 2014, that is separate from our mass-market distribution network.
Ferrari Financial Services, a financial services company 90 percent owned by Ferrari, offers financial services for the purchase of all types of Ferrari vehicles. Ferrari Financial Services operates in Ferrari’s major markets, including, Germany, U.K., France, Belgium, Switzerland, Italy, U.S. and Japan.
Maserati
Maserati, a luxury vehicle manufacturer founded in 1914, became part of our business in 1993. We believe that Maserati customers typically seek a combination of style, both in high quality interiors and external design, performance, sports handling and comfort that come with a top of the line luxury vehicle. In 2013 the Maserati brand has been re-launched by the introduction of the Quattroporte and Ghibli (luxury four door sedans), the first addressed to the flagship large sedan segment and the second designed to address the luxury full-size sedan vehicle segment. Maserati’s current vehicles also include the GranTurismo, the brand’s first modern two door, four seat coupe, also available in a convertible version. In 2014 we showcased the Ermenegildo Zegna version of the Quattroporte, which will be produced in a limited run of 100 vehicles to commemorate the brand’s 100th anniversary. In addition, we expect to launch a luxury SUV in 2016. This luxury SUV has been designed on the same platform as the Quattroporte and the Ghibli and will complete the Maserati’s product portfolio with full coverage of the global luxury vehicle market. Further, we recently presented a sports car concept (the Maserati Alfieri) expected to be put into production in the coming years.
The following tables show the distribution of Maserati sales by geographic regions as a percentage of total sales for each year ended December 31, 2014, 2013 and 2012:

	As a percentage of 2014 sales	As a percentage of 2013 sales	As a percentage of 2012 sales
Europe Top 4 countries(1)	13%	9%	12%
U.S.	39%	41%	43%
Japan	4%	4%	5%
China	25%	26%	15%
Other countries	19%	20%	25%
Total	100%	100%	100%

(1)	Europe Top 4 Countries by sales, includes Italy, UK, Germany and Switzerland.

In 2014, a total of 32.8 thousand Maserati vehicles were sold to retail customers, an increase of 183 percent compared to 2013, on the back of continued strong performance for the Quattroporte and Ghibli, resulting in an increase of approximately 170 percent in the U.S., the brand’s number one market, and in China, the brand’s second largest market, combined with a fourfold increase in Europe.
We sell our Maserati vehicles through a worldwide distribution network of approximately 364 Maserati dealers as of December 31, 2014, that is separate from our mass-market distribution network.
FCA Bank provides access to retail customer financing for Maserati brand vehicles in Europe. In other regions, we rely on local agreements with financial services providers for financing of Maserati brand vehicles.

Components Segment
We sell components and production systems under the following brands:
Magneti Marelli. Founded in 1919 as a joint venture between Fiat and Ercole Marelli, Magneti Marelli is an international leader in the design and production of state-of-the-art automotive systems and components. Through Magneti Marelli, we design and manufacture automotive lighting systems, powertrain (engines and transmissions) components and engine control unit, electronic systems, suspension systems and exhaust systems, and plastic components and modules. The Automotive Lighting business line, headquartered in Reutlingen, Germany, is dedicated to the development, production and sale of automotive exterior lighting products for all major OEMs worldwide. The Powertrain business line is dedicated to the production of engine and transmission components for automobiles, motorbikes and light commercial vehicles and has a global presence due to its own research and development centers, applied research centers and production plants. The Electronic Systems business line provides know-how in the development and production of hardware and software in mechatronics, instrument clusters, telematics and satellite navigation. We also provide aftermarket parts and services and operate in the motorsport business, in particular electronic and electro-mechanical systems for championship motorsport racing, under the Magneti Marelli brand. We believe the Magneti Marelli brand is characterized by key technologies available to its final customers at a competitive price compared to other component manufacturers, with high quality and competitive offerings, technology and flexibility.
Magneti Marelli provides wide-ranging expertise in electronics, through a process of ongoing innovation and environmental sustainability in order to develop intelligent systems for active and passive vehicle safety, onboard comfort and powertrain technologies. With 89 production facilities (including joint ventures) and 39 research and development centers, Magneti Marelli has a presence in 19 countries and supplies all the major OEMs across the globe. In several countries, Magneti Marelli’s activities are carried out through a number of joint ventures with local partners with the goal of entering more easily into new markets by leveraging the partner’s local relationships. 35 percent of Magneti Marelli’s 2014 revenue is derived from sales to the Group.
Teksid. Originating from Fiat’s 1917 acquisition of Ferriere Piemontesi, the Teksid brand was established in 1978 and today is specialized in grey and nodular iron castings production. Teksid produces engine blocks, cylinder heads, engine components, transmission parts, gearboxes and suspensions. Teksid Aluminum, produces, aluminum cylinder heads. 39 percent of Teksid’s 2014 revenue is derived from sales to the Group.
Comau. Founded in 1973, Comau, which originally derived its name from the acronyms of COnsorzio MAcchine Utensili (consortium of machine tools), produces advanced manufacturing systems through an international network. Comau operates primarily in the field of integrated automation technology, delivering advanced turnkey systems to its customers. Through Comau, we develop and sell a wide range of industrial applications, including robotics, while we provide support service and training to customers. Comau’s main activities include powertrain metal cutting systems; mechanical assembly systems and testing; innovative and high performance body welding and assembly systems; and robotics. Comau’s automation technology is used in a variety of industries, including automotive and aerospace. Comau also provides maintenance service in Latin America. 26 percent of Comau’s 2014 revenue is derived from sales to the Group.

Research and Development
We engage in research and development activities aimed at improving the design, performance, safety, fuel efficiency, reliability, consumer perception and sustainability of our products and services.
As of December 31, 2014, we operated 85 research and development centers worldwide with a combined headcount of approximately 20 thousand employees supporting our research and development efforts. Our personnel support product development efforts and have expertise in a number of disciplines, including mechanical, electrical, materials, computer science and chemical engineering. We also provide several internal programs through which a portion of our engineers receive cross-training in various technical and business functions.
In 2014, we expended approximately €3.7 billion on research and development (including both capitalized costs and costs charged directly to operations), representing 3.8 percent of net revenues attributable to industrial operations (excluding revenue from financial services).
The following table summarizes our research and development expenditures in the years ended December 31, 2014, 2013 and 2012:

	For the Years Ended December 31,
	2014	2013	2012
	(€ million)
Research and development costs expensed during the year	1,398	1,325	1,180
Internal development costs capitalized during the year	725	480	591
External development costs capitalized during the year	1,542	1,562	1,547
Total research and development expenditures	3,665	3,367	3,318

	For the Years Ended December 31,
	2014	2013	2012
	(€ million)
Research and development capitalized	2,267	2,042	2,138
Research and development costs expensed during the year	1,398	1,325	1,180
Total research and development expenditures	3,665	3,367	3,318
Research and development costs expensed during the year	1,398	1,325	1,180
Amortization of capitalized development costs	1,057	887	621
Write-down of costs previously capitalized	82	24	57
Total research and development expenditures	2,537	2,236	1,858

The Global Innovation Process

During 2014, the process addressing innovation projects and their management at a global level was consolidated through an improved integration of the four regional segments, both in the execution and the definition of medium-term priority topics. This process, in addition to the organization of the main topics, also addresses results transfer and their implementation on models under development, taking as reference:

•	the Research Agenda, defining medium-long term priorities and enabling technologies and relevant action plans at global and regional level;

•
the road maps, showing the development and vehicle application of innovative systems and components, which in 2014 were upgraded from regional to global context, with the cooperation and full agreement of the four regions.

Fuel Efficiency and Reduced Emissions

We prioritize developing more fuel-efficient vehicles as part of our commitment to sustainability, in order to meet retail consumer preferences and to comply with current and anticipated future regulatory requirements. We focus our research efforts on four areas aimed at improving efficiency and reducing fuel consumption and emissions: vehicle energy demand (including weight, aerodynamics, drag, rolling resistance, heating, air-conditioning and auxiliaries), powertrain technologies (engines, transmission, axles and driveline), hybrid and electric propulsion and alternative fuel technologies.
Vehicle Energy Demand

Our research focuses on reducing weight, aerodynamic drag, tire rolling resistance and driveline losses.
For the new 2014 Jeep Renegade, through a product/process integrated approach, it was possible to enable the efficiency and effective application of higher percentage of High Strength Steel with respect to previous models. The vehicle body is composed of about 75 percent of the weight by high strength steel and other lightweight materials/technologies were used for the hood (Aluminum), IP beam (Magnesium alloy) and other components (PPHD plastics, multi-thickness steel, hybrid insulators). In the new Ducato we have developed specific solutions for vehicle suspension and other parts of the vehicle in order to reduce vehicle weight. The result is up to 23 kg weight reduction, depending by version, with respect to previous model.
We also continue to research vehicle applications for improving the use and re-use of thermal energy, thereby reducing energy consumption, and extending the range for hybrid electric and all-electric vehicle models.
The Ram 1500 and the Dodge Dart incorporate many of our technologies to manage energy demand, including active grille shutters to reduce aerodynamic drag. From the earliest development stage, we optimize, test and certify the aerodynamics of every vehicle in our world-class, full-scale, wind tunnels. Optimization of the 500L Living’s aerodynamics led to a 10 percent reduction in the vehicle’s aerodynamic drag compared with predecessors in the same vehicle segment.
Since 2008 we have progressively introduced stop/start and smart alternator technologies in order to further reduce fuel consumption. Stop/start technology turns off the engine and fuel flow automatically when the vehicle comes to a halt and re-starts the engine upon acceleration, while the smart alternator technology allows for the optimization of electric generation, partly recovering the kinetic energy. These technologies are now widely employed in the Fiat, Alfa Romeo and Lancia models and have been recently adopted in the Jeep Cherokee, Ram 1500 and in many versions of the Jeep brand (Renegade, new Cherokee and Wrangler) sold in Europe. We plan to integrate this fuel-saving start/stop technology in several more models on a global basis.
Powertrain Technologies

Engines

We focus our powertrain research on reducing emissions and fuel consumption through the optimization of combustion, heat exchange, weight-reduction strategies and friction mitigation. In light of these goals, we developed the turbocharged versions with smaller displacement engines, then apply MultiAir technology to gasoline engines and the Multijet technology to diesel engines to further reduce fuel consumption. MultiAir technology generates significant fuel efficiency improvements while enhancing performance, particularly at low speed torque, and reduces emissions.
We launched the MultiAir technology in Europe in 2009 and applied it to the Fully Integrated Robotized Engine, or FIRE, engine family produced in our plant in Termoli, Italy. In 2011 we also launched the FIRE MultiAir naturally aspirated and turbo engines in North America with the Dodge Dart and began production in our engine plant in Dundee, Michigan. The MultiAir technology has also been applied to the 2.4 liter, 4-cylinder Tigershark engine used in the Dodge Dart GT, Jeep Cherokee and the all-new 2015 Chrysler 200.
The second generation of the MultiAir technology, thanks to the combination of innovative camshaft profiles and control strategies, further improves fuel efficiency; under this perspective the FIRE 1.4 Turbo MultiAir II 140 HP has been developed for the new Jeep Renegade and Fiat 500X.

Our engine efficiency research has focused on downsizing engines while maintaining performance. Our TwinAir engine combines a 2-cylinder architecture with low displacement with the MultiAir technology and turbocharging. This allows the TwinAir engine to have performance equivalent to a larger displacement naturally aspirated engine while achieving a significant reduction in fuel consumption and lower emissions. The TwinAir Turbo gasoline engine was named “Best Engine of the Year” in 2011 by the International Engine of the Year Awards. In 2013 the 0.9 TwinAir Turbo engine was named “Best Green Engine of the Year” at the International Engine of the Year Awards.
Concerning the Alfa Romeo brand, the Giulietta Quadrifoglio Verde and the sportcar 4C have adopted the new high performance engine unit 1.8L Turbo GDI equipped with the TCT 6-speeds Dual Dry Clutch Transmission; this engine combines the use of lightweight material (engine block in aluminium alloys) with an advanced combustion process based on gasoline direct injection system and the integration of variable displacement oil pump and electronically controlled thermostat.
In 2014, for the second year in a row, we placed two engines on the annual list of WardsAuto “10 Best Engines.” The 3.0-liter EcoDiesel V-6, a return winner, was joined by the 6.2-liter supercharged HEMI Hellcat V-8. The EcoDiesel is our flagship diesel engine. Variants currently power Maserati vehicles and the Jeep Grand Cherokee and the Ram 1500 pickup. The EcoDiesel V-6 and HEMI Hellcat follow in the footsteps of the 3.6-liter Pentastar V-6. Pentastar powers a range of vehicles once served by seven different engines globally. Launched in 2010, the 3.6-liter version of the Pentastar V-6 has been named one of WardsAuto “10 Best Engines” for three consecutive years. Over three million Pentastar engines have been produced since 2010.

Key to our diesel engines is the Multijet technology, a high-efficiency injection system derived from our patented Common Rail technology, an industry-standard fuel-injection technology invented by Fiat. We have developed the second generation of Multijet technology to minimize emission, noise, vibration and harshness while improving fuel economy. In combination with the latest generation exhaust gases after treatment systems, our diesel engine families comply with Euro 6 emission regulations, which are mandatory as of September 2014. See “Business—Environmental and Other Regulatory Matters—Automotive Emissions—EMEA Region.”
Transmissions

Our transmission portfolio includes manual transmissions, automated manual transmissions, or AMTs, dual dry clutch transmissions, or DDCTs, and automatic transmissions. We utilize a broad portfolio to meet market demands in the different regions where we operate and to achieve the right vehicle performance characteristics for our brands.
The AMT, which uses a controller developed and produced by Magneti Marelli, is based on the electro-hydraulic automation of manual transmissions and combines comfort with reduction in fuel consumption and emissions. The AMT replaces gear selection and clutch activation with electro-hydraulic components, using an electronic control unit to select the correct gear for each driving condition. Due to its optimal balance between performance, fuel economy and cost, the AMT is used primarily in small cars and light commercial vehicles.
We design, engineer and manufacture two DDCTs, which combine the basic mechanical system of a conventional manual transmission with an electronically-controlled shifting system that the driver operates like an automatic transmission. A DDCT can reduce CO2 emissions by up to four percent compared with a traditional manual transmission in the same vehicle (as measured on the European homologation cycle).
We have two commercial agreements with one of our key suppliers, ZF Friedrichshafen AG, or ZF, for the design, engineering and manufacture of new automatic transmissions that deliver reduced fuel consumption combined with improved driving performance. The first agreement covers the rear-wheel-drive TorqueFlite 8-speed transmission for light- and medium-duty applications. It was introduced in 2011 in the Chrysler 300 and Dodge Charger. Depending on the application, this 8-speed transmission reduces fuel consumption by more than nine percent over the 5-speed and 6-speed transmissions it replaced. In addition, the TorqueFlite 8-speed transmission is paired with gasoline and diesel engines in the 2014 Ram 1500 and Jeep Grand Cherokee and is also featured in the 2014 Dodge Durango. We plan to use this transmission extensively in our rear-wheel-drive vehicles. The second agreement with ZF covers the development and production of a new 9-speed front-wheel drive transmission. Featured in the all-new 2014 Jeep Cherokee, 2015 Chrysler 200, EMEA and NAFTA versions of Jeep Renegade and FIAT 500X, this 9-speed transmission contributes to fuel-economy improvements over previous automatic transmissions. We manufacture the majority of our volume requirements for the 8- and 9-speed transmissions at our facilities in Kokomo, Indiana, under licenses from ZF, and purchase the remainder of our volume requirements from ZF.

Axles and Driveline

We focus on producing lightweight and world-class global standard axles through simplifying architectures and improving the grade of materials. We use aluminum alloys in our Alfa Romeo models to optimize weight while increasing axle complexity. Our research in axle design has resulted in continuous improvement in the traditional trade-off between architecture and performance, including in the Fiat 500L rear axle in which we achieved weight savings of up to 15 percent. Using this approach with the Fiat Professional Ducato light commercial vehicle solid axles, we were able to increase payload by 10 percent.
In partnership with key suppliers, we have developed a proprietary all-wheel drive system that disconnects a vehicle’s front or rear axle when all-wheel drive capability is not needed. This feature significantly reduces the number of rotating components in the driveline and enhances fuel economy. We use this technology in the new Ram 1500, which has best-in-class highway fuel economy, as well as other vehicles such as the Chrysler 200, Chrysler 300, Dodge Charger and Jeep Cherokee.
Hybrid and Battery Propulsion

Our research activities include the development of electric technologies ranging from start-stop systems that reduce fuel consumption in conventionally powered vehicles to all-electric vehicles such as the Fiat 500e.
In late 2012, we began manufacturing our first electric vehicle, or EV, the Fiat 500e, for sale in California. This zero-emissions vehicle has a combined city/highway driving range of about 87 miles and a combined city/highway rating of 116 MPGe, or miles-per-gallon-equivalent. The 500e’s drive system also was included in WardsAuto “10 Best Engines” list for 2014.
In late 2013, we entered into a five-year partnership with McMaster University, also supported by the Canadian government, to develop next-generation, energy-efficient, high-performance electrified powertrains and powertrain components technology.
Alternative Fuels

Compressed Natural Gas, or CNG, is an intrinsically clean fuel and a viable near to medium-term option for reducing dependence on crude oil and promoting compliance with future fuel economy and emissions requirements. We offer a wide range of eco-friendly bi-fuel (natural gas/gasoline) vehicles in Europe, satisfying the needs of a wide variety of private and commercial consumers. Safety and comfort remain uncompromised, as natural gas tanks in these vehicles are designed to be fully integrated into the vehicle structure.
Our two-cylinder 0.9-liter TwinAir Turbo bi-fuel methane-powered engine earned the title of Best Green Engine of the Year at the 2013 International Engine of the Year Awards, due to the combination of CNG’s environmental benefits and the enjoyable driving experience. The international jury of Autobest, a leading European automotive magazine, awarded our methane program the title of “Ecobest 2013” for being the simplest and most cost-effective fuel solution with the lowest environmental impact.
In late 2012, we launched a bi-fuel version of the Ram 2500 in North America, originally intended only for fleet sales, but then expanded to retail sales based on consumer demand. This vehicle is capable of utilizing either CNG or gasoline.
In 2014 the development of the E6 version of the F1C 3.0L CNG engine has been completed for the launch in production of the LCV Fiat Ducato Natural Power on the European market.
Product Enhancements

We continuously work to improve and enhance our products. Our efforts in this area focus on providing the safest vehicles with the most advanced customer interface technology. Towards that end, our research and development efforts on product enhancements include the following areas:

Active safety - Systems such as Forward Collision Warning, Blind-Spot Monitoring, Rear Cross Path Detection, Lane Keep Assist and Lane Departure Warning help detect potentially dangerous situations before they escalate. Traction- and chassis-control systems such as Electronic Roll Mitigation and Electronic Stability Control, combined with braking features such as Advanced Brake Assist, Ready Alert Braking and Rain Brake Support, to deliver improved vehicle response. Autonomous Emergency Braking, or AEB, is designed to help avoid low-speed rear collisions with vehicles that are stationary or traveling in the same direction, while City Brake Control works at speeds of up to 30 kilometers per hour (19 miles per hour) to help avoid rear collisions, which may occur during urban driving.
Passive safety- All of our vehicle architectures include energy-absorbing front-ends and crash-load paths that reduce inertia. Available restraint systems include multi-stage driver and front-seat passenger air bags, full-length side-curtain and side-thorax air bags in first and second-row seating.
Tertiary safety-We are also focusing on tertiary safety to help save lives. With the push of a button, Uconnect Access, launched in the 2013 Ram 1500 and SRT Viper and now in 11 total vehicles, enables direct communication between vehicle occupants and emergency-service dispatchers. In the EMEA region the Group, through Centro Ricerche Fiat, continues its effort in supporting National and International institutions in the development of a pan-European emergency call system. During 2014 the Group represented Italy in the UNECE-AECS. AECS is the working group of international experts on Automatic Emergency Call Systems. AECS has been requested, by the Working Party on General Safety, the subsidiary body of the World Forum for Harmonization of Vehicle Regulations, or GRSG, to prepare a proposal for an UN regulation on automatic emergency call systems for vehicle homologation. The harmonization between European and Russian standards is expected to be an outcome of AECS working group activity.
Safety ratings-Our approach to designing and developing vehicles with functions that support the driver, minimize the risk of collision and mitigate damage in the event of a crash, continues to receive recognition across the industry. In Europe, the Maserati Ghibli achieved a Euro New Car Assessment Program, or NCAP, 5-star rating and the 2014 model was named a Top Safety Pick by the U.S. IIHS, receiving the highest-possible score in every testing category. The Jeep Cherokee also received an overall Euro NCAP 5-star safety rating and the Fiat Panda received the prestigious Australasian NCAP 5-star rating. City Brake Control, which integrates three functions (AEB, Prefill and Brake Assist), was awarded 2013 Euro NCAP Advanced for its application in the Fiat Panda and Fiat 500L. Also awarded Top Safety Pick status were the 2014 Jeep Grand Cherokee and Fiat 500L, while the 2015 Dodge Dart and Chrysler 200 were accorded Top Safety Pick and Top Safety Pick+, respectively.
Uconnect Technology-The Uconnect system provides customers with access to traditional broadcast media, digital and satellite radio, personal content, rear-seat entertainment, navigation services, traffic and travel data and hands-free communication. We launched key improvements to this system in 2011, including a new 8.4-inch touch-screen with easy-to-use controls, simplified steering-wheel controls and voice-command capability. The system, as included in the Dodge Charger, received the Edmunds.com Breakthrough Technology Award for 2012.
Uconnect Access was launched in 2013 and now is offered in a wide range of vehicles, including the Ram 1500 and 2500/3500 HD pick-up trucks, Dodge Durango, Jeep Grand Cherokee, Jeep Cherokee, Chrysler 200 and the SRT Viper. Uconnect Access won the inaugural AOL Autos Technology Award. Uconnect Access is a suite of services available in the U.S. that includes cloud-based voice-to-text capability and is designed to be easily upgraded as technology continues to evolve.
Intellectual Property
We own a significant number of patents, trade secrets, licenses, trademarks and service marks, including, in particular, the marks of our vehicle and component and production systems brands, which relate to our products and services. We expect the number to grow as we continue to pursue technological innovations. We file patent applications in Europe, the U.S. and around the world to protect technology and improvements considered important to our business. No single patent is material to our business as a whole.

Supply of Raw Materials, Parts and Components
We purchase a variety of components (including mechanical, steel, electrical and electronic, plastic components as well as castings and tires), raw materials (steel, rubber, aluminum, resin, copper, lead, and precious metals including platinum, palladium and rhodium), supplies, utilities, logistics and other services from numerous suppliers which we use to manufacture our vehicles, parts and accessories. These purchases accounted for approximately 80 percent of total cost of sales for each of the years ended December 31, 2014, 2013 and 2012. Fluctuations in cost of sales are primarily related to the number of vehicles we produce and sell along with shifts in vehicle mix, as newer models of vehicles generally have more technologically advanced components and enhancements and therefore additional costs per unit. The cost of sales could also be affected, to a lesser extent, by fluctuations of certain raw material prices. The cost of raw materials comprised approximately 15 percent of the previously described total purchases for each of the years ended December 31, 2014, 2013 and 2012, respectively, while the remaining portion of purchases is made of components, transformation and overhead costs.
Our focus on quality improvement, cost reduction, product innovation and production flexibility requires us to rely upon suppliers with a focus on quality and the ability to provide cost reductions. We value our relationships with suppliers, and in recent years, we have worked to establish closer ties with a significantly reduced number of suppliers by selecting those that enjoy a leading position in the relevant markets. In addition, we source some of the parts and components for our vehicles internally from Magneti Marelli and Teksid. Although we have not experienced any major loss of production as a result of material or parts shortages in recent years, because we, like most of our competitors, regularly source some of our systems, components, parts, equipment and tooling from a single provider or limited number of providers, we are at risk of production delays and lost production should any supplier fail to deliver goods and services on time.
Supply of raw materials, parts and components may also be disrupted or interrupted by natural disasters. In such circumstances, we work proactively with our suppliers to identify material and part shortages and take steps to mitigate their impact by deploying additional personnel, accessing alternative sources of supply and managing our production schedules. We also continue to refine our processes to identify emerging capacity constraints in the supplier tiers given the ramp up in manufacturing volumes to meet our volume targets. Further, we continuously monitor supplier performance according to key metrics such as part quality, delivery performance and financial solvency to proactively manage risks in the event of a downturn affecting particular suppliers.

Employees
Human capital is a crucial factor in our success, both in terms of building a position among global leaders in the automobile sector and in creating value that is sustainable over the long-term. Recognizing performance and leadership, encouraging professional development, creating equal opportunity for individuals to develop and providing attractive career paths within the organization are all an essential part of our commitment toward our employees. Through structured, global human resources management process, we identify and develop talent and motivate employees. Some of our initiatives to meet this objective include:

•
Performance and Leadership Management, an appraisal system adopted worldwide to assess our manager, professional and salaried employees, and evaluation of our hourly workers through WCM performance management metrics;

•	talent management and succession planning, aimed at identifying the most talented employees and fast-tracking their development;

•	training and skill-building initiatives;

•	internal recruitment programs to foster cross-sector and intercompany transfers;

•	employee satisfaction and engagement surveys to monitor satisfaction levels, needs and requests of employees; and

•	flexible work arrangements, commuting programs and dedicated wellness programs.

At March 31, 2015, we had a total of 230,233 employees. At December 31, 2014, we had a total of 228,690 employees, a 1.4 percent increase over December 31, 2013 and a 6.4 percent increase over December 31, 2012. The growth has been principally due to headcount increases to support the continued development of our operations in the NAFTA segment. We also experienced an increase in employees as a result of acquisitions. The following table provides a breakdown of our employees as of December 31, 2014, 2013 and 2012, indicated by type of contract and region. Employees of certain joint ventures are omitted from the figures below.

	Hourly			Salaried			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Europe	55,690	57,137	57,576	32,371	31,893	31,049	88,061	89,030	88,625
North America	63,541	60,145	54,356	21,980	21,220	19,357	85,521	81,365	73,713
Latin America	37,258	38,826	38,695	9,974	9,480	8,254	47,232	48,306	46,949
Asia	2,636	2,696	2,161	5,065	4,003	3,199	7,701	6,699	5,360
Rest of the world	6	25	25	169	162	164	175	187	189
Total	159,131	158,829	152,813	69,559	66,758	62,023	228,690	225,587	214,836
We maintain dialogue with trade unions and employee representatives to achieve consensus-based solutions for responding to different market conditions in each geographic area. We have had no significant instances of labor unrest overall, and no significant local labor actions in the past three years.
In Europe, we established a European Works Council, or EWC, in 1997 to ensure workers the right to information and consultation as required by EU regulations applicable to community-scale undertakings. The EWC was established on the basis of an implementing agreement initially signed in 1996 and subsequently revised and amended. During 2014, FCA and the IndustriALL European Trade Union (the European federation of metalworking, chemical and textile sector trade unions) jointly agreed to solutions to issues, primarily related to the absence of affiliated trade unions in certain Member States, that had prevented the proper establishment of a European Works Council. On November 19-20, 2014, the FCA EWC held its first meeting with 16 members representing workers from each European Member State in which the Group has a significant presence. The distribution of representation is based on the EWC renewal agreement signed June 28, 2011. Also present at the meeting were representatives of the trade unions signatories to the original establishing agreement.
Trade Unions and Collective Bargaining
Under our Code of Conduct, employees are free to join a trade union in accordance with local law and the rules of the various trade union organizations.
In Italy, approximately 33.2 percent of our workers were trade union members in 2014 (compared with approximately 32.8 percent of workers in 2013). In addition to the rights granted to all Italian trade unions and workers concerning freedom of association, we provide an additional service to our employees by paying the trade union dues on behalf of those employees who are members of trade unions that are signatories to the First-level Collective Labor Agreement, referred to as CCSL, applicable to our Italian companies. Dues for employees who are members of trade unions that are not signatories to the FCA CCSL are paid either directly by employees or via deductions from employee wages.
A large portion of our workers in the U.S., Canada and Mexico are represented by trade unions.
Collective bargaining at various levels resulted in major agreements being reached with trade unions on both wage and employment conditions in several countries. Approximately 90 percent of our employees worldwide are covered by collective bargaining agreements.

In Italy, all of our employees are covered by collective bargaining agreements. In Italy, managers are represented by Federmanager and subject to a collective labor agreement renewed in July 2014. The contract remains in effect through 2015. On July 11, 2014, we reached an agreement with the trade unions FIM-CISL, UILM-UIL, FISMIC, UGL Metalmeccanici and Associazione Quadri and Capi Fiat on the renewal of the wage-related part of the agreement that applies to our employees in Italy. The agreement applies for the 2014 calendar year and foresees the payment of a gross lump sum of €260 paid in July to the employees on the payroll as of that date. In October 2014, we began negotiations for renewal of the agreement, aiming at a three year collective labor agreement.
Outside Italy around 80 percent of our employees are covered by collective bargaining agreements.
In the U.S., the UAW ratified a new four-year national collective bargaining agreement in October 2011. The provisions of this agreement, which cover approximately 43,000 U.S. hourly and salaried employees at December 31, 2014, continued many of the concessions achieved through the 2009 amendments, but also include certain opportunities for success-based compensation based upon certain quality metrics and financial performance. The agreement provides UAW-represented employees with a simplified profit sharing plan that is directly aligned with our profitability. The agreement expires in September 2015.
In September 2012, the Canadian Auto Workers union (which merged with the Communications, Energy and Paperworkers Union in September 2013 to form a new union called Unifor) ratified a new four-year collective bargaining agreement. The provisions of this agreement, which cover approximately 9,500 employees at December 31, 2014 provide for a lump sum payment to eligible Unifor employees in each of the four years. In addition, the agreement maintains the current wage rates through September 2016 for employees hired prior to September 24, 2012, or traditional employees, and starts employees hired on or after September 24, 2012 at a lower wage rate that can increase to the current maximum wage rate of traditional employees at the end of ten years. The agreement expires in September 2016.

Property, Plant and Equipment
As of December 31, 2014, we operated 165 manufacturing facilities (including vehicle and light commercial vehicle assembly, powertrain and components plants), of which 43 were located in Italy, 34 in the rest of Europe, 32 in the U.S., 19 in Brazil, 14 in Mexico, 6 in Canada, and the remaining plants in Argentina, China and other countries. We also own other significant properties including parts distribution, research laboratories, test tracks, warehouses and office buildings. The total carrying value of our property, plant and equipment assets as of December 31, 2014 were €26.4 billion.
A number of our manufacturing facilities and equipment, such as land and industrial buildings, plant and machinery and other assets, are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2014, our property, plant and equipment (excluding property, plant and equipment of FCA US) reported as pledged as collateral for loans amounted to approximately €1,670 million, as compared to €418 million at the end of 2013 and €314 million at the end of 2012.
Substantially all the property, plant and equipment of FCA US and its U.S. subsidiary guarantors are unconditionally pledged as security under its senior credit facilities, and secured senior notes, other than its Auburn Hills, Michigan headquarters and technology center, which are not pledged. For a description of these financing agreements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
We believe that planned production capacity is adequate to satisfy anticipated retail demand and our operations are designed to be flexible enough to accommodate the planned product design changes required to meet global market conditions and new product programs (such as through leveraging existing production capacity in each region for export needs).

The following table provides information about our significant assembly plants as of December 31, 2014.

Country	Location	Covered Area (square meters)
NAFTA
U.S.	Belvidere	357,888
U.S.	Jefferson North	199,596
U.S.	Sterling Heights	233,347
U.S.	Toledo North	225,476
U.S.	Toledo Supplier Park	114,267
U.S.	Warren Truck	296,193
Mexico	Toluca	306,570
Mexico	Saltillo (Trucks and Vans)	221,010
Canada	Brampton	221,687
Canada	Windsor	299,925
LATAM
Brazil	Betim	677,945
Argentina	Cordoba	227,162
Venezuela	Valencia	66,925
APAC
China	Changsha	199,800
India	Ranjangaon	103,289
EMEA
Italy	Turin	495,160
Italy	Cassino	458,747
Italy	Melfi	406,599
Italy	Pomigliano	494,727
Italy	Atessa	364,532
Poland	Tychy	189,070
Serbia	Kragujevac	369,907
Turkey	Bursa	278,843

Note: Plants in Changsha, Ranjangaon, Atessa and Bursa are joint ventures with other partners.
Note: An additional assembly plant is under construction in Brazil. See “Business Overview—Mass-Market Vehicles—LATAM”.
We have two assembly plants for Ferrari and one for Maserati in Italy (in addition to a Maserati assembly plant owned by FCA Italy) as well as 76 worldwide manufacturing and engineering plants for Magneti Marelli (excluding joint ventures), 14 plants for Comau and five for Teksid.
We are substantially in compliance with the relevant environmental requirements affecting our facilities and products. We constantly monitor such requirements and adjust our operations to remain in compliance. See “Business—Industry Overview—Industrial Environmental Control”.

Environmental and Other Regulatory Matters
We manufacture and sell our products and offer our services around the world. Our operations are subject to a variety of environmental laws and regulations governing, among other things, our vehicles, with requirements relating to emissions, reduced fuel consumption and safety becoming increasingly strict, and manufacturing facilities, with requirements for emissions, treatment of waste, water and hazardous materials and prohibitions on soil contamination. Our vehicles and the engines that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate vehicle safety, end-of-life vehicles, emissions and noise).

We are substantially in compliance with the relevant global regulatory requirements affecting our facilities and products. We constantly monitor such requirements and adjust our operations to remain in compliance.
Our Group Environmental Guidelines apply to all Group operations worldwide. These Guidelines specify our approach to environmental issues and provide clear instructions on setting and updating environmental objectives, developing new products and conducting daily activities around the globe. Our implementation of these Guidelines is designed to have the Group comply with all applicable environmental legislation and regulations, and where feasible, to outperform them.

Automotive Emissions

Numerous laws and regulations limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards and onboard diagnostic, or OBD, system requirements. Advanced OBD systems are used to identify and diagnose problems with emission control systems. Emission and OBD requirements become more challenging each year, requiring vehicles to continually meet lower emission standards and implement new diagnostics. We expect these requirements will continue to become even more rigorous worldwide.
NAFTA Region

Under the U.S. Clean Air Act, the Environmental Protection Agency, or EPA, and the California Air Resources Board, or CARB (by EPA waiver), require emission compliance certification before a vehicle can be sold in the U.S. or in California (and many other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain smog-forming pollutants from new motor vehicles and engines.
EPA recently issued new tailpipe and evaporative emission standards, as well as fuel requirements, under its Tier 3 Vehicle Emission and Fuel Standards Program, or Tier 3 standards. These Tier 3 standards are generally more stringent than prior standards. The Tier 3 standards are also generally aligned with California’s Low Emission Vehicle III, or LEV III, tailpipe and evaporative standards, discussed below. These standards would further require us to conduct post-production vehicle testing to demonstrate compliance with these emissions limits for the estimated useful life of a vehicle, for up to 15 years and 150,000 miles, depending on the compliance category and are scheduled to become effective in model year 2017 for light-duty vehicles and 2018 for heavy-duty vehicles.
In addition, EPA and CARB regulations require that a vehicle’s emissions performance be monitored with OBD systems. We have implemented hardware and software systems in all our vehicles to comply with the OBD requirements. Conditions identified through OBD systems could lead to vehicle recalls (or other remedial actions such as extended warranties) with significant costs for related inspections, repairs or per-vehicle penalties.
California sets its own emissions standards pursuant to a waiver from EPA under the Clean Air Act. CARB’s LEV III standards relate to vehicle certification, OBD and tailpipe and evaporative emissions limitations, and apply to 2015 and later model year vehicles. CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles, or ZEVs, such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn additional credits toward the ZEV requirement through the sale of advanced-technology vehicles such as plug-in hybrid electric vehicles and, as set forth in the ZEV standards, over-complying with the federal model year 2017 through 2021 greenhouse gas standards, retiring such credits and applying them to its ZEV obligation. The ZEV regulations, which CARB revised most recently for the 2018 and subsequent model years, require increasing volumes of battery electric and other advanced technology vehicles with each model year. We currently comply with ZEV requirements using a variety of vehicles, including battery electric vehicles, or full ZEVs, internal combustion engine vehicles certified to very low tailpipe emissions and zero evaporative emissions, or partial ZEVs.

The Clean Air Act permits other states to adopt California’s emission standards, starting with the 2014 model year. Twelve other states, as well as the Province of Quebec, Canada, currently use California’s LEV III standards in lieu of the federal EPA standards, and 10 states also have adopted California’s ZEV requirements.

LATAM Region

Certain countries in South America follow U.S. procedures, standards and OBD requirements, while others follow the European procedures, standards and OBD requirements described below under “—EMEA Region”. In Brazil, vehicle emission standards have been in place since 1988 for passenger cars and light commercial vehicles, and these regulations were extended to light diesel vehicles in 2012. Argentina has implemented regulations that mirror the Euro 5 standards for all new vehicles.
APAC Region

China—China has implemented standards that mirror Euro 4 standards, which defined limits for polluting emissions and implemented European OBD requirements nationwide for newly registered vehicles. However, some major cities, such as Beijing and Shanghai, have already introduced more stringent emissions standards that mirror Euro 5 standards discussed under “—EMEA Region” below. The Fiat Viaggio, launched in China in 2012, has been developed to meet Euro 5 standards. Nationwide implementation of Euro 5 standards is scheduled for 2018.
Other Countries in APAC—South Korea has adopted regulations that largely mirror CARB’s LEV II exhaust emissions standards and likely will implement regulations that mirror CARB’s LEV III regulations beginning in 2016. In Japan, vehicle emissions are regulated through the requirement that vehicles undergo the “specific driving cycle” procedure, an emissions testing procedure unique to Japan. However, Japan may adopt the Worldwide Harmonized Light Vehicle Testing Procedures as soon as 2016. These regulations will define a global harmonized standard for determining the levels of pollutants and CO2 emissions, fuel or energy consumption for light-duty vehicles and electric range for battery electric vehicles or hybrids. Since 2010, 13 metropolitan cities in India have adopted regulations that are aligned with the Euro 4 standards that predate the Euro 5 standards described below under "—EMEA Region." These cities also enacted the European OBD requirements in 2013.
EMEA Region

In Europe, emissions are regulated by two different entities: the European Commission, or EC, and the United Nations Economic Commission for Europe, or UNECE. The EC imposes standardized emission control requirements on vehicles sold in all 28 European Union, or EU, Member States, while non-EU countries apply regulations under the UNECE framework. EU Member States can give tax incentives to automobile manufacturers for vehicles that meet emission standards earlier than the compliance date. We must demonstrate that our vehicles will meet emission requirements and receive approval from the appropriate authorities before our vehicles can be sold in EU Member States. The regulatory requirements include random testing of newly assembled vehicles and a manufacturer in-use surveillance program. EU and UNECE requirements are equivalent in terms of stringency and implementation.
In 2011, updated standards, for exhaust emission by cars and light-duty trucks, called Euro 5, became effective. Impending European emission standards focus particularly on further reducing emissions from diesel vehicles. The new Euro 6 emission levels, effective for new vehicles on September 1, 2014 and will be effective for all vehicles one year later, will require additional technologies and further increase the cost of diesel engines, which currently cost more than gasoline engines, although FCA US’s gasoline models are already compliant with Euro 6. To comply with Euro 6 standards, we expect that we will need to implement technologies identical to those being developed to meet U.S. emission standards as described under “—NAFTA Region”. These new technologies will put additional cost pressures on the already challenging European market for small and mid-size diesel-powered vehicles. Further requirements of Euro 6 have been developed by the EC and are expected to be implemented in 2017. In addition, a new test procedure is under development to directly assess the regulated emissions of light duty vehicles under real driving conditions and is expected to be implemented in 2017.

Automotive Fuel Economy and Greenhouse Gas Emissions
NAFTA Region

Since the enactment of the 1975 Energy Policy and Conservation Act, or EPCA, the National Highway Traffic Safety Administration, or NHTSA, has established minimum Corporate Average Fuel Economy requirements, or CAFE standards, for fleets of new passenger cars and light-duty trucks sold in the U.S. A manufacturer is subject to civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for performance in the last three model years or expected performance in the next five model years. Passenger cars imported into the U.S. are averaged separately from those manufactured in the U.S., but all light duty trucks are averaged together.
The 2007 Energy Independence and Security Act revised EPCA and required NHTSA to establish more stringent CAFE standards beginning with the 2011 model year. Among other things, although there will continue to be separate standards for cars and light-duty trucks, standards must be set such that they increase year over year to achieve an industry-wide standard by 2016. These CAFE standards applicable to all manufacturers’ 2011-2016 model year domestic and imported passenger car and light-duty truck fleets are “footprint-based,” meaning that each manufacturer’s fuel economy requirement is dependent on the size of the vehicle, and averaged per the sales volumes and the mix of models in the manufacturer’s fleet for that model year. In order to meet these CAFE standards we will be required to make costly adjustments to our product plans through the 2016 model year.
Because the control of fuel economy also controls Greenhouse Gas, or GHG, emissions, vehicle manufacturers, governmental authorities and environmental groups have sought to harmonize fuel economy regulations to the regulation of GHG vehicle emissions (primarily CO2).
As such, in May 2009, President Obama announced an agreement in principle among EPA, NHTSA, CARB and the automotive industry to establish a coordinated national program to reduce GHGs under the Clean Air Act and improve fuel economy. EPA (under its GHG standards) and NHTSA (under its CAFE standards) subsequently issued a joint final rule to implement a coordinated national GHG and fuel economy program for light-duty vehicles (passenger cars, light-duty trucks, and medium-duty passenger vehicles), establishing standards for model years 2012 through 2016. Although California adopted a more stringent GHG rule under California law, CARB agreed that compliance with the federal rule constitutes compliance with CARB’s rule. Additionally, EPA and NHTSA issued a joint final rule in September 2011 that establishes a similar GHG/fuel economy national program for medium and heavy-duty vehicles, beginning with model year 2014 for GHG standards and model year 2016 for fuel economy standards.
In August 2012, EPA and NHTSA issued a joint final rule to extend the joint GHG/fuel economy national program for light-duty vehicles to model years 2017 through 2025, calling for year-over-year increases in fuel economy until the average fleet-wide standards reach 54.5 mpg by 2025. The rule calls for a “mid-term review” to be completed by 2021 that compels EPA and NHTSA to evaluate the market acceptance of advance vehicle technology, as well as the other assumptions that formed the basis for the stringency of this rule, to determine whether the standards are appropriate. Again, under California law, compliance with the federal GHG rule constitutes compliance with CARB’s GHG rule. The model year federal 2017-2025 GHG rule contains a variety of compliance flexibilities, including incentives for sales of electric vehicles and hybrids, as well as alternative fuels like compressed natural gas or hydrogen fuel cell vehicles, and the use of the ultra-low global warming potential refrigerant HFO1234yf. NHTSA’s corresponding CAFE rule imposes new vehicle safety standards in conjunction with the fuel economy standards.
While we believe that our current product plan will meet the applicable federal and California GHG/fuel economy standards established through model year 2016, our compliance depends on our ability to implement design and testing features to generate GHG credits pursuant to the federal GHG rule for model years 2012-2016, and 2017-2025 on a credit carry-forward and carry-back basis. Moreover, based on projected sales volumes and fleet mix, compliance with the standards as proposed for the 2017 through 2025 model years will require us to take further costly actions or to limit the sale of certain of our vehicles in some states. If the vehicles we develop to comply with these requirements are not appealing to consumers or cannot be sold at a competitive price, we may not be able to achieve the vehicle fleet mix, depending on the type and volume of our customers’ purchases, which would enable us to meet the stringent fuel economy/GHG requirements, even though our long-range projection plans out a compliant path.
Canada and Mexico each have adopted GHG regulations that are generally harmonized with the U.S. GHG laws.

LATAM Region

In Brazil, governmental bodies and the Automobile Manufacturers Association have established a voluntary national program for the evaluation and labeling of light passenger and commercial vehicles equipped with internal combustion gasoline engines. This voluntary program, in which we participate, aims to increase vehicle energy efficiency by labeling vehicles with fuel consumption measurements for urban, extra-urban and combined (similar to city and highway mpg measurements in the U.S.) driving conditions.
In October 2012, the Brazilian government issued a decree which provides indirect tax incentives to eligible participant companies that meet certain vehicle energy efficiency targets beginning on January 1, 2013. The level of potential indirect tax incentives varies based on the degree to which and the timing of when targets are met. To the extent targets are not met, penalties and interest are levied and no indirect tax incentives are available.
APAC Region

In China, Phase III of the Corporate Average Fuel Consumption is in place from 2012 to 2015 calendar year. Phase IV, covering 2016-2020 calendar years, provides an industry target of 5.0 liters per 100 kilometers by 2020 and includes single vehicle limits, yearly phase-in coefficients and off-cycle credits. Regulators are considering additional provisions for Phase IV, including penalties. India is also expected to introduce a corporate average fuel economy regulation in 2016.
South Korea and Japan have implemented single vehicle limits, which require each individual vehicle sold in the country to meet a minimum fuel economy. In South Korea, for model year 2015, each vehicle must have a minimum fuel economy of 17 kilometers per liter and a maximum GHG emission standard of 140 grams of CO2 per kilometer, and by model year 2020, each vehicle must have a minimum fuel economy of 24.3 kilometers per liter and maximum emissions of 97 grams of CO2. In Japan, each vehicle must have a minimum fuel economy of 16.8 kilometers per liter by model year 2015 and 20.3 kilometers per liter by model year 2020, with penalties established for non-compliance.
EMEA Region

Legislation governing vehicle GHG emissions as a means of improving automotive fuel economy was passed in 2009 and went into effect in 2012 (generally GHG regulations focus on CO2). Each automobile manufacturer must meet a specific sales-weighted fleet average target for CO2 emissions as related to vehicle weight. The phase in of this fleet-average requirement began in 2012, with full compliance required by 2015. In order to promote the sale of ultra-efficient vehicles, automobile manufacturers that sell vehicles emitting less than 50 grams of CO2 per kilometer earn additional CO2 credits. Furthermore, automobile manufacturers that make use of innovative technologies, or eco-innovations, which improve real-world fuel economy but may not show in the test cycle, such as solar panels or low-emission glass, may gain a credit of up to seven grams of CO2 per kilometer. These credits may not be transferred. The legislation also sets a fleet average target of 95 grams of CO2 per kilometer starting in 2020. We are developing a compliance plan to achieve these required targets.
In 2011, the EU adopted standards for regulating CO2 emissions from light commercial vehicles. This regulation, modeled after CO2 emissions regulation for passenger cars, proposed that new light commercial vehicles meet a fleet average CO2 target of 175 grams of CO2 per kilometer. The new regulation phased in beginning in 2014, with full compliance required by 2017. The manufacturer-specific CO2 compliance target will be determined as a function of the weight of the vehicle in running order (including driver). Flexible compliance strategies, such as eco-innovations and super credits, are part of these light commercial vehicle standards as well. Additionally, an EU long-term target for 2020 of 147 grams of CO2 per kilometer has been adopted for light commercial vehicles. We are developing a compliance plan to achieve the required targets.
The regulatory implementation of the 95 grams of CO2 per kilometer (for passenger cars) and 147 grams of CO2 per kilometer (for light commercial vehicles) targets have been approved. The individual manufacturer’s targets will continue to be determined based on average vehicle mass. Other compliance flexibilities have been proposed, adding additional challenges to compliance with the CO2 fleet target. Flexibilities include: phase-in, which, for 2020 only, excludes from the average calculation the five percent of passenger cars with higher fuel consumption; and supercredits and eco-innovations award passenger cars equipped with low emission technologies, challenging automakers to introduce increasingly innovative technologies. In this sense, phase-in makes compliance easier while supercredits and eco-innovations encourage low-emission technologies and vehicles. We are also taking into consideration these challenges while defining our compliance plan.

An EC regulation requiring low-rolling resistance tires, tire pressure monitoring systems and gear shift indicators was adopted in 2011 and became effective in 2012. Further, an additional EC regulation has been adopted that will require labeling of tires for noise and fuel efficiency, affecting vehicles at the point of sale as well as the sale of tires in the aftermarket.
Twenty EU Member States have introduced fuel consumption or CO2-based vehicle taxation schemes. These tax measures are within the jurisdiction of the EU Member States. We are faced with significant challenges with respect to the predictability of future tax laws and differences in tax schemes and thresholds.
In the EMEA region, other countries have introduced specific regulations to reduce vehicle CO2 emissions or fuel consumption, such as Switzerland and Saudi Arabia (SASO).

Vehicle Safety
NAFTA Region

Under U.S. federal law, all vehicles sold in the U.S. must comply with Federal Motor Vehicle Safety Standards (FMVSS) promulgated by NHTSA, and also must be certified by their manufacturer as being in compliance with all such standards. In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation Act , or TREAD Act, authorized NHTSA to establish Early Warning Reporting, or EWR, requirements for manufacturers to report all claims which involve one or more fatalities or injuries; all incidents of which the manufacturer receives actual notice which involve fatalities or injuries which are alleged or proven to have been caused by a possible defect in such manufacturer’s motor vehicle or motor vehicle equipment in the U.S.; and all claims involving one or more fatality or in a foreign country when the possible defect is in a motor vehicle or motor vehicle equipment that is identical or substantially similar to a motor vehicle or motor vehicle equipment offered for sale in the U.S., as well as aggregate data on property damage claims from alleged defects in a motor vehicle or in motor vehicle equipment; warranty claims (including good will); consumer complaints and field reports about alleged or possible defects. The rules also require reporting of customer satisfaction campaigns, consumer advisories, recalls, or other activity involving the repair or replacement of motor vehicles or items of motor vehicle equipment, even if not safety related.
The compliance of TREAD Act EWR submissions has received heightened scrutiny recently, and resulted in two manufacturers agreeing to pay substantial civil penalties for deficient TREAD Act EWR submissions. Furthermore, in 2014 both the U.S. Senate and the U.S. House of Representatives had legislation introduced to enhance the EWR reporting requirements for manufacturers. These bills were not enacted in 2014, but will likely be reconsidered in 2015. Compliance with such additional requirements if enacted into law is likely to be difficult and/or costly.
Several new or amended FMVSSs will take effect during the next few years in certain instances under phase-in schedules that require only a portion of a manufacturer’s fleet to comply in the early years of the phase-in. These include an amendment to the side impact protection requirements that added several new tests and performance requirements (FMVSS No. 214), an amendment to roof crush resistance requirements (FMVSS No. 216), and a new rule for ejection mitigation requirements (FMVSS No. 226). In addition, NHTSA has adopted a new FMVSS that will require all light vehicles to be equipped with a rear-mounted video camera and an in-vehicle visual display, and has proposed to mandate the installation of event data recorders. Compliance with these new requirements, as well as other possible prospective NHTSA requirements, is likely to be difficult and/or costly.
NHTSA has published guidelines for driver distraction, and, although not rising to the level of a FMVSS, there may be substantial costs associated with conformance.
At times, organizations like NHTSA or the U.S. Insurance Institute of Highway Safety, or IIHS, issue or reissue safety ratings applicable to vehicles. Changes to these ratings are subject to the agencies’ discretion. IIHS recently introduced new tests and modified its “Top Safety Pick” protocol. Pursuant to the new protocol, many of our vehicles’ existing Top Safety Pick ratings are at risk, and we could incur significant expense to maintain those ratings, or could suffer negative public relations if we do not maintain them.

Finally, NHTSA previously announced that it would issue regulations regarding its Connected Vehicles strategy in 2013. These regulations could subject the Group to substantial costs for vehicle integration components and software and may require auto manufacturers to provide significant funding for a national technology operating system. The regulations may also implicate cybersecurity issues that place additional legal and financial responsibilities on the Group.
LATAM Region

Most countries, including Argentina and Brazil, have adopted standards that follow the European regulations for vehicle safety. In these countries, efforts are under way to further conform regulations to those in place in Europe. See “—EMEA Region” below.
APAC Region

Many countries in the Asia Pacific region, including China, South Korea, Japan and India, have adopted or are adopting measures for pedestrian protection.
EMEA Region

Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual Member States. In 2009, the EU established a simplified framework for vehicle safety, repealing more than 50 then-existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations, or UN, standards. The incorporation of UN standards commenced in 2012. With respect to regulations on advanced safety systems, the EC now requires new model cars from 2011 on to have electronic stability control systems, required tire pressure monitoring systems beginning in 2012, introduced regulations relating to low-rolling resistance tires in 2013 and require heavy vehicles to have advanced emergency braking systems and lane departure warning systems. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on the vehicle category. The extension also clarifies the criteria applicable to small commercial vehicles. In the EU, new safety requirements came into force starting in November 2012 for new vehicle types and came into force in 2014 for all new vehicles sold in the EU market. The new mandatory measures include safety belt reminders, electric car safety requirements and easier child seat anchorages.
Industrial Environmental Control
Our operations are subject to a wide range of environmental protection laws including those laws regulating air emissions, water discharges, waste management and environmental clean-up. Certain environmental statutes require that responsible parties fund remediation actions regardless of fault, legality of original disposal or ownership of a disposal site. Under certain circumstances, these laws impose joint and several liability as well as liability for related damages to natural resources. Our Environmental Management System, or EMS, formalizes our commitment to responsible management of the environment. Applied at all plants worldwide, the EMS consists of methodologies and processes designed to prevent or reduce the environmental impact of our manufacturing activities, and our Group Environmental Guidelines establish our policies on environmental targets.
Implementing an EMS compliant with the requirements of the ISO 14001 standard is one of our main objectives. Receipt of an ISO 14001 certification confirms that an organization has a management system capable of keeping the environmental impact of its operations under control and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. As of December 31, 2014, 139 of our plants, representing 99 percent of our industrial revenues (revenues attributable to the activities and plants that we directly control) and 96 percent of manufacturing employees, were ISO 14001-certified.
Our focus on environmental and sustainability issues is also reflected through our WCM program. During 2014, approximately 3,700 projects were implemented under the WCM program. These projects yielded a significant reduction in energy consumption, which generated cost savings of €44 million and avoided 290,000 tons of CO2 emissions. In 2014, expenditures and investments for the environment amounted to €94 million.

Energy Consumption and Emissions

We are committed to reducing the use of fossil fuels and emission of greenhouse gases in response to increasingly stringent regulations, while at the same time yielding energy-related cost savings. As a result of several energy efficiency initiatives, we achieved a 2.2 percent reduction in total energy consumption from 2010 to 2014. At our vehicle assembly and stamping plants, the energy consumption per vehicle produced decreased 18.5 percent compared with the baseline year of 2010. The related CO2 emissions per vehicle produced decreased 20.5 percent in that same period, falling from 0.616 tons per vehicle produced in 2010 to 0.490 tons per vehicle produced in 2014. In addition, utilization of renewable energy at our plants accounted for 20.4 percent of total electricity consumed in 2014. We also cut CO2 emissions by 2.3 percent over the 2010 baseline year through reductions in energy consumption and use of cleaner sources of energy.
Water Management

Water conservation has become an issue of critical importance. As a result of population growth, water is becoming an increasingly scarce and precious resource. Our Water Management Guidelines establish methodologies and procedures targeted at maximizing water recycling and reuse. In 2014, our plants reused 99.3 percent of water utilized in the manufacturing cycle worldwide, resulting in total water savings in excess of 3 billion cubic meters. Additionally, we reduced water withdrawal by 1.1 percent in 2014 compared to 2013 and by 27.9 percent from 2010 to 2014.
Waste Management

We prioritize preventing the level of waste generated in order to minimize consumption of raw materials. Our Waste Management Guidelines are intended to maximize material reuse and recovery for the production of new base materials. Where neither reuse nor recovery is possible, we seek to dispose of materials using the method having the least environmental impact. In 2014, the total amount of waste generated has decreased by 3.5 percent compared to 2013. Due to the continuous improvement achieved in this area, the percentage of total waste recovered has increased to 80.6 percent and waste sent to landfills has been reduced to 16.9 percent. We seek to reduce the quantities of hazardous waste generated. In 2014, we successfully reduced the total amount of hazardous waste generated by 3.3 percent compared with 2013 and 38.8 percent compared with 2010.

Workplace Health and Safety
We are committed to ensuring a safe and healthy working environment for all our employees, and have also extended these efforts toward suppliers, service providers and customers. Our Occupational Health and Safety Guidelines are certified to the OHSAS 18001 standard. We focus on the following areas: application of uniform procedures for the identification and evaluation of risks, standards of safety and ergonomics in plant and machinery design, promotion of safe behavior through training initiatives and awareness campaigns, assurance of a healthy work environment and promotion of a healthy lifestyle. For several years, we have been tracking and analyzing monthly performance data in each of these areas to ensure that objectives are being met.
As of December 31, 2014, a total of 134 plants (including two operated through joint ventures), accounting for 170,000 employees, had an OHSMS in place and were OHSAS 18001-certified.
Applicability of Banking Law and Regulation to Financial Services
Several of our captive finance companies, each of which provide financial services to our customers, are regulated as financial institutions in the jurisdictions in which they operate. Fidis S.p.A., Ferrari Financial Services S.p.A and FCA Bank S.p.A., each incorporated in Italy, are subject to Bank of Italy supervision. Ferrari Financial Services AG, incorporated in Germany, is subject to the supervision of BAFIN, the German financial supervisory authority. Banco Fidis S.A., incorporated in Brazil, is subject to Brazilian Central Bank supervision. Fiat Credito Compañia Financiera S.A, incorporated in Argentina, is subject to Argentinian Central Bank supervision. Fiat Automotive Finance Co., Ltd, incorporated in China, is subject to the supervision of the Chinese Banking Regulatory Commission and People’s Bank of China. As a result, those companies are subject to regulation in a wide range of areas including solvency, capital requirements, reporting, customer protection and account administration, among other matters.

Cyclical Nature of the Business
As is typical in the automotive industry, our vehicle sales are highly sensitive to general economic conditions, availability of low interest rate vehicle financing for dealers and retail customers and other external factors, including fuel prices, and as a result may vary substantially from quarter to quarter and year to year. Retail consumers tend to delay the purchase of a new vehicle when disposable income and consumer confidence are low. In addition, our vehicle production volumes and related revenues may vary from month to month, sometimes due to plant shutdowns, which may occur for several reasons, including production changes from one model year to the next. Plant shutdowns, whether associated with model year changeovers or other factors, such as temporary supplier interruptions, can have a negative impact on our revenues and a negative impact on our working capital as we continue to pay suppliers under standard contract terms while we do not receive proceeds from vehicle sales. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity Overview” for additional information.
Legal Proceedings
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. Various legal proceedings, claims and governmental investigations are pending against us on a wide range of topics, including vehicle safety; emissions and fuel economy; dealer, supplier and other contractual relationships; intellectual property rights; product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including air bags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death, and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require us to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
On June 11, 2014 the European Commission announced the opening of an investigation against the Grand Duchy of Luxembourg into a tax ruling issued by the Luxembourg Tax Authorities in 2012 regarding the calculation of the taxable basis of the financing activities carried out by the Group subsidiary Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) for the benefit of the Group’s European operations, on the ground that such ruling could yield a tax treatment for income of Fiat Chrysler Finance Europe S.A. in alleged violation of EU state aid rules. In the event that the European Commission determines such a violation occurred, Fiat Chrysler Finance Europe S.A. could be financially liable to the relevant authorities. While there can be no assurance as to the outcome of this investigation, the Group is confident of the legitimacy of such tax ruling and, in any case, is of the view that any potential financial exposure associated with the case would not be material.
On April 2, 2015, a jury in a state court in Georgia returned a verdict of $150 million against FCA US in a product liability lawsuit involving a post-collision, fuel fed fire in a 1999 Jeep Grand Cherokee. FCA US believes that the jury verdict was not supported by the evidence or the law, and that there were a number of reversible errors at trial. FCA US has vigorously defended against this litigation and will appeal any judgment in respect of the jury verdict. FCA US believes that the model of the Jeep in question was not defective, having performed as well as or better than peer vehicles in impact studies; nothing revealed in this trial has affected this belief.
Principal Subsidiaries
The following table sets forth a list of the principal subsidiaries that are directly or indirectly controlled by FCA. Companies in the list are grouped according to each reportable segment.
For each company, the following information is provided: name, country of incorporation or residence, and the percentage interest held by FCA and its subsidiaries at December 31, 2014.

Principal Subsidiaries At December 31, 2014:

Name	Country	Percentage Interest Held
NAFTA Segment
FCA US LLC(1)	USA (Delaware)	100.00(2)
FCA Canada Inc. (formerly known as Chrysler Canada Inc.)	Canada	100.00(2)
FCA Mexico S.A. de C.V. (formerly known as Chrysler de Mexico S.A. de C.V.)	Mexico	100.00(2)
LATAM Segment
FCA Fiat Chrysler Automoveis Brasil LTDA(3)	Brazil	100.00
Banco Fidis S.A.	Brazil	100.00
FCA de Venezuela LLC	USA (Delaware)	100.00(2)
Fiat Auto Argentina S.A.	Argentina	100.00
APAC Segment
FCA Australia Pty. Ltd.	Australia	100.00(2)
Chrysler Group (China) Sales Co. Ltd.	People’s Republic of China	100.00(2)
EMEA Segment
FCA Italy S.p.A.(4)	Italy	100.00
Sata-Società Automobilistica Technologie Avanzate S.p.A.	Italy	100.00
Fiat Automobiles Serbia Doo Kragujevac	Serbia	66.67
Chrysler Russia SAO	Russia	100.00(1)
Chrysler South Africa (Pty) Limited	South Africa	100.00(1)
Fiat Auto Poland S.A.	Poland	100.00
Fiat Group Automobiles Germany AG	Germany	100.00
Fiat Group Automobiles UK Ltd	United Kingdom	100.00
Fiat Powertrain Technologies Poland Sp. z o.o.	Poland	100.00
Fidis S.p.A.	Italy	100.00
Ferrari
Ferrari S.p.A.	Italy	90.00
Ferrari Financial Services, Inc.	USA (Delaware)	81.00
Ferrari North America Inc.	USA (Delaware)	90.00
Ferrari Financial Services AG	Germany	81.00
Ferrari Cars International Trading (Shanghai) Co. Ltd. (formerly known as Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd.)(5)	People’s Republic of China	72.00(5)
Maserati
Maserati S.p.A.	Italy	100.00
Maserati North America Inc.	USA (Delaware)	100.00
Components
Magneti Marelli S.p.A.(6)	Italy	99.99
Automotive Lighting LLC	USA (Delaware)	99.99
Automotive Lighting Reutlingen GmbH	Germany	99.99

Name	Country	Percentage Interest Held
Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	Brazil	99.99
Teksid S.p.A.	Italy	84.79
Comau S.p.A.	Italy	100.00
Comau Inc.	USA (Michigan)	100.00
Holding Companies and Other Companies
FCA North America Holdings LLC(7)	USA (Delaware)	100.00
Fiat Chrysler Finance S.p.A.(8)	Italy	100.00
Fiat Chrysler Finance Europe S.A.(9)	Luxembourg	100.00
Fiat Chrysler Finance North America Inc.(10)	USA (Delaware)	100.00
Neptunia Assicurazioni Marittime S.A.	Switzerland	100.00
(1)On December 15, 2014, Chrysler Group LLC changed its corporate name to FCA US LLC.
(2)On January 21, 2014, we acquired the remaining 41.5 percent of FCA US that we did not previously own.
(3)On December 29, 2014, Fiat Automoveis S.A. - FIASA changed its corporate name to FCA Fiat Chrysler Automoveis Brasil Ltda.
(4)On December 15, 2014, Fiat Group Automobiles S.p.A. changed its corporate name to FCA Italy S.p.A.
(5)In August 2014 Ferrari S.p.A. increased its interest in Ferrari Cars International Trading (Shanghai) Co. Ltd. from 59 percent to 80 percent (the Group's interest increased from 53.10 percent to 72 percent).
(6)FCA holds 100 percent of the voting interest in Magneti Marelli S.p.A.
(7)On December 15, 2014, Fiat North America LLC changed its corporate name to FCA North America Holdings LLC.
(8)On November 5, 2014, Fiat Finance S.p.A. changed its corporate name to Fiat Chrysler Finance S.p.A.
(9)On October 29, 2014, Fiat Finance and Trade Ltd S.A. changed its corporate name to Fiat Chrysler Finance Europe S.A.
(10)On November 14, 2014, Fiat Finance North America Inc. changed its corporate name to Fiat Chrysler Finance North America Inc.

MANAGEMENT
Directors and Management of FCA
Set forth below are the names, year of birth and position of each of the persons currently serving as directors of FCA. Unless otherwise indicated, the business address of each person listed below will be c/o FCA, 25 St. James’s Street, London SW1A 1HA, United Kingdom. The Board of Directors of FCA has been appointed effective April 16, 2015.

Name	Year of Birth	Position
John Elkann	1976	executive director
Sergio Marchionne	1952	executive director
Andrea Agnelli	1975	non-executive director
Tiberto Brandolini d’Adda	1948	non-executive director
Glenn Earle	1958	non-executive director
Valerie A. Mars	1959	non-executive director
Ruth J. Simmons	1945	non-executive director
Ronald L. Thompson	1949	non-executive director
Patience Wheatcroft	1951	non-executive director
Stephen M. Wolf	1941	non-executive director
Ermenegildo Zegna	1955	non-executive director
Summary biographies for persons who are currently directors of FCA are included below:
John Elkann (executive director)—John Elkann is Chairman of FCA. He was appointed Chairman of FCA on April 21, 2010 where he has served as Vice Chairman since 2004 and as a board member since December 1997. Mr. Elkann is also Chairman and Chief Executive Officer of Exor and Chairman of Giovanni Agnelli e C. Sapaz. Born in New York in 1976, Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering and Management from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. Mr. Elkann is Chairman of Cushman & Wakefield and Italiana Editrice S.p.A. and a board member of CNHI, The Economist Group, News Corporation and Banca Leonardo. Mr. Elkann is a member of the IAC of Brookings Institution and of MoMA. He also serves as Vice Chairman of the Italian Aspen Institute and of the Giovanni Agnelli Foundation.
Sergio Marchionne (executive director)—Mr. Marchionne currently serves as Chief Executive Officer of FCA, and Chairman and Chief Executive Officer of both FCA US and FCA Italy. Since October 2014, Mr. Marchionne has served as Chairman of Ferrari S.p.A. Mr. Marchionne leads FCA’s Group Executive Council and has been Chief Operating Officer of its NAFTA segment since September 2011. He also serves as Chairman of CNHI. He was the Chairman of Fiat Industrial and CNH Global N.V. until the integration of these companies into CNHI.
Prior to joining FCA, Mr. Marchionne served as Chief Executive Officer of SGS SA, Chief Executive Officer first and then Chairman of the Lonza Group Ltd. and Chief Executive Officer of Alusuisse Lonza (Algroup). He also served as Vice President of Legal and Corporate Development and Chief Financial Officer of the Lawson Mardon Group after serving as Chief Financial Officer of Acklands Ltd. and Executive Vice President of Glenex Industries.
Mr. Marchionne holds a Bachelor of Laws from Osgoode Hall Law School at York University in Toronto, Canada and a Master of Business Administration and a Bachelor of Commerce from the University of Windsor, Canada. Mr. Marchionne also holds a Bachelor of Arts with a major in Philosophy and minor in Economics from the University of Toronto.

Mr. Marchionne serves on the Board of Directors of Philip Morris International Inc. and as Chairman of SGS SA headquartered in Geneva. Additionally, Mr. Marchionne serves as Chairman of CNHI, and as a director of Exor, a shareholder of FCA and CNHI. Mr. Marchionne is on the Board of Directors of ACEA (European Automobile Manufacturers Association). He previously served as appointed non-executive Vice Chairman and Senior Independent Director of UBS AG as well as a director of Fiat Industrial.
Andrea Agnelli (non-executive director)—Andrea Agnelli is Chairman of Juventus Football Club S.p.A. and Lamse S.p.A., a holding company of which he is a founding shareholder. Born in Turin in 1975, he studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). While at university, he gained professional experience both in Italy and abroad, including positions at: Iveco-Ford in London; Piaggio in Milan; Auchan Hypermarché in Lille; Schroder Salomon Smith Barney in London; and, finally, Juventus Football Club S.p.A. in Turin. He began his career in 1999 at Ferrari Idea in Lugano, where he was responsible for promoting and developing the Ferrari brand in non-automotive areas. In November 2000, he moved to Paris and assumed responsibility for marketing at Uni Invest SA, a Banque San Paolo company specialized in managed investment products. From 2001 to 2004, Mr. Agnelli worked at Philip Morris International in Lausanne, where he initially had responsibility for marketing and sponsorships and, subsequently, corporate communication. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now Exor). Mr. Agnelli is a general partner of Giovanni Agnelli e C. S.a.p.az., a member of the board of directors of Exor, a member of the advisory board of BlueGem Capital Partners LLP, in addition to serving on the board of the European Club Association. Mr. Agnelli has been a member of the Board of Directors of Fiat, and then FCA, since May 30, 2004.
Tiberto Brandolini d’Adda (non-executive director)—Born in Lausanne (Switzerland) in 1948 and a graduate in commercial law from the University of Parma. From 1972 to 1974, Mr. Brandolini d’Adda gained his initial work experience in the international department of FCA and then at Lazard Bank in London. In 1975, he was appointed assistant to the Director General for Enterprise Policy at the European Economic Commission in Brussels. In 1976 he joined Ifint, as General Manager for France. In 1985, he was appointed General Manager for Europe and then in 1993 Managing Director of Exor Group (formerly Ifint), where he also served as Vice Chairman from 2003 until 2007. He has extensive international experience as a main board director of several companies, including: Le Continent, Bolloré Investissement, Société Foncière Lyonnaise, Safic-Alcan and Chateau Margaux.
Mr. Brandolini d’Adda served as Director and then, from 1997 to 2003, as Chairman of the conseil de surveillance of Club Mediterranée. In May 2004, he was appointed Chairman of the conseil de surveillance of Worms & Cie, where he had served as Deputy Chairman since 2000. In May 2005, he became Chairman and Chief Executive Officer of Sequana Capital (formerly Worms & Cie). Mr. Brandolini d’Adda currently serves as Chairman of Exor S.A. (Luxembourg) and is also a member of the Board of Directors of YAFA S.p.A. He is General Partner of Giovanni Agnelli & C. S.a.p.A. and Vice Chairman of Exor, formed through the merger between IFI and IFIL Investments. Brandolini d’Adda is Officier de la Légion d’Honneur. He has been a member of the Board of Directors of Fiat, and then FCA, since May 30, 2004.
Glenn Earle (non-executive director)—Glenn Earle is a member of the Board of Directors of Affiliated Managers Group, Inc. and of Rothesay Life Group. Mr. Earle is also a Board Member and Trustee of the Royal National Theatre and of Teach First, and is Chairman of the Advisory Board of Cambridge University Judge Business School. Mr. Earle retired in December 2011 from Goldman Sachs International, where he was most recently a Managing Director and the Chief Operating Officer. He previously worked at Goldman Sachs in various roles in New York, Frankfurt and London from 1987, becoming a Partner in 1996. From 1979 to 1985, he worked in the Latin America Department at Grindlays Bank/ANZ in London and New York, leaving as a Vice President. He is a graduate of Emmanuel College, Cambridge and of Harvard Business School, where he earned an MBA with High Distinction and was a Baker Scholar and Loeb, Rhoades Fellow. His other activities include membership of the Development Advisory Forum of Emmanuel College, Cambridge, The Higher Education Commission, the Advisory Board of the Sutton Trust and The William Pitt Group at Chatham House. His previous responsibilities include membership of the Board of Trustees of the Goldman Sachs Foundation and of the Ministerial Task Force for Gifted and Talented Youth. Mr. Earle was appointed to the Board of Directors of Fiat S.p.A. on June 23, 2014 and became a member of the Board of Directors of Fiat Chrysler Automobiles N.V. on October 12, 2014.

Valerie Mars (non-executive director)—Valerie Mars serves as Senior Vice President & Head of Corporate Development for Mars, Incorporated, a $32 billion diversified food business, operating in over 120 countries and one of the largest privately held companies in the world. In this position, she focuses on acquisitions, joint ventures and divestitures for the company. She served on the Mars, Incorporated Audit Committee, currently serves on its Remuneration Committee and is a member of the board of Royal Canin. Additionally, Mars is a member of the Rabobank North American Advisory Board and is on the Board of Hello Stage. Mars is also a founding partner of KKM, a consulting partnership dedicated to advising family businesses that are planning the transition from the owner-manager to the next generation. Mars served on the board of Celebrity Inc., a NASDAQ listed company, from 1994 to September 2000. Previously, Mars was the Director of Corporate Development for Masterfoods Europe. Her European work experience began in 1996 when she became General Manager of Masterfoods Czech and Slovak Republics. Mars joined M&M/Mars on a part time basis in 1992 and began working on special projects. She worked on due diligence for acquisitions, was part of the company’s Innovation Team and VO2Max Team. Prior to joining Mars, Incorporated, Mars was a controller with Whitman Heffernan Rhein, a boutique investment company. She began her career with Manufacturers Hanover Trust Company as a training program participant and rose to Assistant Secretary, supporting U.S. - based clients and then companies with global operations like General Motors and Dow Chemical. Mars was involved in a number of community and educational organizations and currently serves on the Board of Conservation International. She is a Director Emeritus of The Open Space Institute. Previously she served on the Hotchkiss School Alumni Nominating Committee and the Prague American Chamber of Commerce Board.
Mars holds a Bachelor of Arts degree from Yale University and a Master of Business Administration from the Columbia Business School.
Ruth J. Simmons (non-executive director)—Ruth J. Simmons was appointed to the Board of Directors of FCA US in June 2012. Simmons was President of Brown University from 2001 until June 30, 2012 and remains with the university as President Emerita. Prior to joining Brown University, she was President of Smith College, where she started the first engineering program at a U.S. women’s college. She also was Vice Provost at Princeton University and Provost at Spelman College and she held various positions of increasing responsibility until becoming Associate Dean of the faculty at Princeton University; she previously was Assistant Dean and then Associate Dean at the University of Southern California; she held various positions including Acting Director of international programs at the California State University (Northridge); she was Assistant Dean at the College of Liberal Arts, Assistant Professor of French at the University of New Orleans, Admissions Officer at the Radcliffe College, instructor in French at the George Washington University and interpreter-Language Services Division at the U.S. Department of State.
Simmons serves on several boards, including those of Princeton University and Texas Instruments.
Simmons is a graduate of Dillard University in New Orleans (1967), and received her Ph.D. in Romance languages and literatures from Harvard University (1973). Simmons is a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations.
Ronald L. Thompson (non-executive director)—Ronald L. Thompson is the senior non-executive director of FCA. He was appointed to the board of directors of FCA US on July 6, 2009. Thompson is currently chairman of the board of trustees for Teachers Insurance and Annuity Association, or TIAA, a for-profit life insurance company that serves the retirement and financial needs of faculty and employees of colleges and universities, hospitals, cultural institutions and other nonprofit organizations. He also serves on the Board of Trustees for Washington University in St. Louis, Mo., on the Board of Directors of the Medical University of South Carolina Foundation and as a member of the Advisory Board of Plymouth Venture Partners Fund. Thompson was the Chief Executive Officer and Chairman of Midwest Stamping Company of Maumee, Ohio, a manufacturer of medium and heavy gauge metal components for the automotive market. Under Thompson’s ownership, the company experienced rapid growth as a Tier One automotive supplier and became one of the largest minority-owned companies in the U.S. He sold the company in late 2005. Thompson has served on the boards of many different companies including Commerce Bank of St. Louis, GR Group (U.S.), Illinova Corporation, Interstate Bakeries Corporation, McDonnell Douglas Corporation, Midwest Stamping Company, Ralston Purina Company and Ryerson Tull, Inc. He was also a member of the Board of Directors of the National Association of Manufacturers. He was General Manager at Puget Sound Pet Supply Company and Chairman and Chief Executive Officer at Evaluation Technologies. Thompson has served on the faculties of Old Dominion University, Virginia State University and the University of Michigan.
Thompson holds a Ph.D. and Master of Science in Agricultural Economics from Michigan State University and a Bachelor of Business Administration from the University of Michigan.

Patience Wheatcroft (non-executive director)—Patience Wheatcroft is a British national and graduate in law from the University of Birmingham. She is also a member of the House of Lords and a financial commentator and journalist. Ms. Wheatcroft currently serves on the Advisory Board of the public relations company Bell Pottinger LLP. She also serves as Non-executive Director of the wealth management company St. James’s Place PLC. Ms. Wheatcroft has a broad range of experience in the media and corporate world with past positions at the Wall Street Journal Europe, where she was Editor-in-Chief, The Sunday Telegraph, The Times, Mail on Sunday, as well as serving as Non-executive Director of Barclays Group PLC and Shaftesbury PLC. Since 2011, she has been a member of the House of Lords. Finally, Ms. Wheatcroft is also on the Board of Trustees of the British Museum. Ms. Wheatcroft has been an independent member of the Board of Directors of Fiat, and then FCA, since April 4, 2012.
Stephen M. Wolf (non-executive director)—Stephen M. Wolf was appointed to the Board of Directors of FCA US on July 6, 2009. Wolf became Chairman of R. R. Donnelley & Sons Company, a full service provider of print and related services, in 2004. He has served as the Managing Partner of Alpilles LLC since 2003. Previously, he was Chairman of US Airways Group Inc. and US Airways Inc. Wolf was Chairman and Chief Executive Officer, or CEO, of US Airways from 1996 until 1998. Prior to joining US Airways, Wolf had served since 1994 as Senior Advisor to the investment banking firm, Lazard Frères & Co. From 1987 to 1994, he served as Chairman and CEO of UAL Corporation and United Airlines Inc. Wolf’s career in the aviation industry began in 1966 with American Airlines, where he rose to the position of vice president. He joined Pan American World Airways as a Senior Vice President in 1981 and became President and Chief Operating Officer of Continental Airlines in 1982. In 1984, he became President and CEO of Republic Airlines, where he served until 1986 at which time he orchestrated the company’s merger with Northwest Airlines. Thereafter, he served as Chairman and CEO of Tiger International, Inc. and The Flying Tiger Line, Inc. where he oversaw the sale of the company to Federal Express. Wolf also serves as a member of the Board of Directors of Philip Morris International and as Chairman of the Advisory Board of Trilantic Capital Partners, previously Lehman Brothers Merchant Banking. Wolf had also served as Chairman of Lehman Brothers Private Equity Advisory Board.
Wolf is an Honorary Trustee of The Brookings Institution. Wolf holds a Bachelor of Arts degree in Sociology from San Francisco State University.
Ermenegildo Zegna (non-executive director)—Ermenegildo Zegna has been Chief Executive Officer of the Ermenegildo Zegna Group since 1997, having served on the board since 1989. Previously, he held senior executive positions within the Zegna Group including the U.S., after a retail experience at Bloomingdale’s, New York. Zegna, the standard of excellence for the entire luxury fashion industry, is a vertically integrated company that covers sourcing wool at the markets of origin, manufacturing, marketing right through directly operated stores. Under the guidance of the fourth generation, the group expanded its network to 545 stores, of which 310 are fully owned, in over 100 countries. In 2013, Zegna reached consolidated sales of €1.27 billion, achieving global leadership in men’s luxury wear.
The company’s success is based on an increasingly wide-reaching portfolio of products and styles - formal, casual and sports apparel, avant-garde lines, shoes, leather accessories, and under licence fragrances, eyewear, underwear and watches.
He is also a member of the International Advisory Board of IESE Business School of Navarra; he is board member of the Camera Nazionale della Moda Italiana and of the Council for the United States and Italy. In 2011 he was nominated Cavaliere del Lavoro by the President of the Italian Republic. A graduate in economics from the University of London, Ermenegildo Zegna also studied at the Harvard Business School.
The Group’s management consists of a Group Executive Council, or GEC, led by FCA’s Chief Executive Officer. The members of the GEC are:

•	Sergio Marchionne as Chief Executive Officer, FCA, Chairman and Chief Executive Officer of both FCA US and FCA Italy, and Chief Operating Officer of NAFTA;

•	Alfredo Altavilla as Chief Operating Officer Europe, Africa and Middle East (EMEA) and Head of Business Development;

•	Cledorvino Belini as Chief Operating Officer Latin America;

•	Michael Manley as Chief Operating Officer APAC and Head of Jeep Brand;

•	Riccardo Tarantini as Chief Operating Officer Systems and Castings (Comau and Teksid);

•	Eugenio Razelli as Chief Operating Officer Components (Magneti Marelli) to June 20, 2015;

•	Olivier François as Chief Marketing Officer and Head of Fiat Brand;

•	Harald J. Wester as Chief Technology Officer and Head of Alfa Romeo and Maserati;

•	Reid Bigland as Head of NAFTA Sales and Alfa Romeo;

•	Pietro Gorlier as Head of Parts & Service (MOPAR); effective June 30, 2015, as Chief Operating Officer of Components (Magneti Marelli), replacing Eugenio Razelli;

•	Ralph V. Gilles as Head of Design;

•	Stefan Ketter as Chief Manufacturing Officer;

•	Scott R. Garberding as Head of Group Purchasing;

•	Robert (Bob) Lee as Head of Powertrain Coordination;

•	Mark M. Chernoby as Head of Quality, Head of Product Portfolio Management and Chief Operating Officer Product Development;

•	Richard K. Palmer as Chief Financial Officer;

•	Linda I. Knoll as Chief Human Resources Officer;

•	Alessandro Baldi as Chief Audit Officer and Sustainability; and

•	Michael J. Keegan as GEC Coordinator.

Summary biographies for the persons who are currently members of the FCA Executive Council are included below. For the biography of Mr. Marchionne, see above.
Alfredo Altavilla—Mr. Altavilla was appointed Chief Operating Officer Europe, Africa and Middle East, or EMEA, on November 12, 2012. He has also been a member of the Group Executive Council, or GEC, and Head of Business Development since September 2011. He began his career as an assistant at Università Cattolica, Milan. In 1990, he joined Fiat Auto, where he initially focused on international ventures in the area of strategic planning and product development. In 1995, he was appointed head of Fiat Auto’s Beijing office and in 1999 head of Asian Operations. He has been involved in Business Development since 2001, becoming responsible for coordination of the alliance with General Motors in 2002 and, in 2004, being assigned responsibility for management of all alliances. In September 2004, Mr. Altavilla was appointed Chairman of FGP (Fiat/GM Powertrain JV) and Senior Vice President of Business Development of Fiat Auto. In July 2005 he became Chief Executive Officer of Türk Otomobil Fabrikasil A.S. (TOFAS)-a 50-50 joint venture between Fiat Auto and Koç Holding listed on the Istanbul stock exchange-while retaining his role as head of Business Development. In November 2006 he was named Chief Executive Officer of FPT-Fiat Powertrain Technologies. In July 2009 he became a member of the Board of Directors of FCA US. In October 2009 he was named Executive Vice President of Business Development for FCA. From November 2010 to November 2012 he was President and Chief Executive Officer of Iveco. He was also a member of the Fiat Industrial Executive Council, or FIEC, from January 2011 to November 2012. Mr. Altavilla holds a degree in Economics from Università Cattolica, Milan.

Cledorvino Belini—Mr. Belini was appointed Chief Operating Officer Latin America and named a member of the GEC on September 1, 2011. He was appointed President of FIASA in 2004, and, in 2005, he also became President of FCA Latin America and President of Fiat Finance Brazil. He currently also serves as Chairman of the Board of Fidis Bank Brazil. Mr. Belini started his career in 1967 in the Human Resources department at I.R.F. Matarazzo in Brazil. In 1970, he assumed a new role in the Systems & Methods department which he held until 1972. He joined the FCA at Fiat Allis Brazil, or CNH Brazil, where, from 1973 to 1986, he made a significant contribution in various roles including: Production Planning Director, Purchasing Director, Fiat Allis Logistic Director, Tractor Sales General Manager, Spare Parts Manager and Systems & Methods. In 1987, he joined Fiat Automóveis, or FIASA, as Purchasing Director and was appointed Commercial Director in 1994. In 1997, Mr. Belini was made President of Magneti Marelli Latin America, a role which he held until 2003. Mr. Belini is a graduate in Business Administration. He also holds a Masters in Finance and an advanced MBA from INSEAD/FDC (France).
Michael Manley—Mr. Manley was appointed President and Chief Executive Officer-Jeep Brand, FCA US, in June 2009. Mr. Manley was also the lead FCA US executive for the international activities outside of NAFTA where he was responsible for implementing the co-operation agreements for distribution of FCA US products through FCA’s international distribution network. Previously, Mr. Manley was Executive Vice President-International Sales and Global Product Planning Operations since December 2008. In this position, he was responsible for product planning and all sales activities outside North America. Mr. Manley joined DaimlerChrysler in 2000 as Director-Network Development, DaimlerChrysler United Kingdom, Ltd., bringing with him extensive experience in the international automobile business at the distributor level. He holds a Master of Business Administration from Ashridge Management College.
Riccardo Tarantini—Mr. Tarantini is Chief Operating Officer Castings and has been a member of the GEC from September 1, 2011 through April 2015. He was appointed Managing Director and General Manager of Teksid SpA in February 2003. He has also been Chief Executive Officer of Comau SpA (Systems) from August 2006 through April 2015. Mr. Tarantini joined 3M Italia in 1974, as a plant controller. The following year he moved to Delchi S.p.A. (Westinghouse Electric) in charge of Corporate Reporting, later becoming Head of Control and Finance. He joined Teksid in 1979 as Central Controller for the Diversified products grouping, later taking charge of Administration and Control, first of the Tube and Pipe division and then of the Aluminium Foundry division. He worked for Toro for two years (1985-1986) as head of the Management Control Project, and returned to Teksid in 1987 in other management positions. After four years of managerial experience in the U.S.A., he was appointed head of the Aluminium Foundries division and then Assistant General Manager of the Metallurgical Products Sector, responsible for New Initiatives and International Development. Mr. Tarantini has a degree in the Economics of Industrial Companies from the Bocconi University of Milan. He has also taken specialization courses in Milan and Fontainebleau.
Eugenio Razelli—Mr. Razelli was appointed Chief Operating Officer Components and named a member of the GEC on September 1, 2011. He was appointed Chief Executive Officer of Magneti Marelli in April 2005. He began his career at Fiat Auto and Zanussi, going on to become Chief Executive Officer of Gilardini Industriale in 1983. Mr. Razelli subsequently held positions of growing responsibility at Comind (General Manager of Stars and Politecna) and Magneti Marelli. At the Components Sector of FCA, in particular, he served as General Manager of the Electronic Components Division, Executive Vice President Manufacturing for the Electromechanical Components Group and, later on, General Manager of the same Group. In 1991, he was appointed President of Engine Control Systems. He moved to Pirelli Cavi in 1993 as Vice President Manufacturing, and was later appointed President and Chief Executive Officer of Pirelli Cable North America. Upon his return to Italy in 1997, Mr. Razelli continued to work at Pirelli Cavi, serving first as Senior Executive Vice President, Telecom Division and then as Senior Executive Vice President, Energy Division. From 2001 to 2003, he was President and Chief Executive Officer of Fiamm. From May 2003 to March 2005, Mr. Razelli served as Senior Vice President of Business Development at FCA. He holds a degree in Electrical Engineering. Mr. Razelli has announced he will leave the Group effective June 30, 2015.
Olivier François—Mr. François was appointed Head of FCA brand and Chief Marketing Officer and named a member of the GEC on September 1, 2011. Previously, Mr. François was appointed President and Chief Executive Officer for the Chrysler brand, FCA US in October 2009. He joined the company from FCA Italy, where he was President and Chief Executive Officer for the Lancia brand. He was also the lead marketing executive at FCA US with responsibility for marketing strategies, brand development and advertising for FCA US and FCA Italy brands. He has been the lead executive for FCA Italy’s Lancia brand since September 2005. To enhance the effectiveness of FCA Italy and further strengthen synergies within the company, from January 2009 to March 2013 he was head of Brand Marketing Communication with responsibility for coordinating communication activities for all brands. Before joining FCA in 2005, Mr. François worked in positions of increasing responsibility at Citroën. He holds a degree in Economy, Finance and Marketing from Dauphine University and a diploma from the IEP (Institute des Sciences Politiques) in Paris.
Harald J. Wester—Mr. Wester obtained a Masters in Mechanical Engineering from Braunschweig University in 1986. Mr. Wester started his professional career at Volkswagen AG in Wolfsburg, where he was General Manager of the Vehicle Research & New Concepts department from 1991 to 1995. Later that year, he joined Audi AG in Ingolstadt where he became Program Manager for the A2 models & Special Vehicles. In January 1999 he joined Ferrari S.p.A. in Maranello as Director of Product Development, where he remained until January 2002 when he was hired by Magna Steyr AG, Magna AG (Graz, Vienna) as Group President Engineering and Chief Technical Officer (Research, Development and Technologies). In 2004 he joined the FCA where he took on the role of Chief Technical Officer, or CTO, of FCA Italy and, subsequently, CTO for the FCA. He was named a member of the GEC on September 18, 2007. In addition to these roles, he was appointed: CEO of Maserati S.p.A. (August 2008), CEO of Abarth & C. S.p.A. (from January 2009 until June 2013) and CEO of Alfa Romeo Automobiles S.p.A. (January 2010).
Reid Bigland—Mr. Bigland was appointed Head of Alfa Romeo brand for the NAFTA region in August 2014 and named a member of the GEC on September 1, 2011. Mr. Bigland was appointed to the Board of Directors of FCA US, in June 2014. Mr. Bigland was appointed President and Chief Executive Officer - Ram Truck Brand in April 2013. He was named Head of U.S. Sales in June 2011. In his capacity as Head of U.S. Sales, he has full responsibility for the Ram Truck Brand and he is in charge of sales strategy, dealer relations and operations, order facilitation, incentives and field operations in the U.S. He remains President and Chief Executive Officer - FCA Canada Inc., a position he was named to in July 2006. Mr. Bigland also serves as Chairman - FCA Canada. He was Head of Ram Truck Brand until August 2014 and Head of Dodge Brand until April 2013. Previously, he was President of Freightliner Custom Chassis Corporation, a South Carolina-based company. During Mr. Bigland’s career he has had responsibility for all aspects of Management, including Human Resources, Sales and Marketing, Manufacturing, Engineering, Product Planning, Customer Service and Distribution in both Canada and the U.S. Mr. Bigland has served on the Board of Directors of the University of Windsor since 2006. He received a Bachelor of Arts from the University of British Columbia. Mr. Bigland holds both American and Canadian citizenship.
Pietro Gorlier—Mr. Gorlier was appointed Head of Parts & Service, or MOPAR, and named a member of the GEC on September 1, 2011. Mr. Gorlier was appointed President and Chief Executive Officer - MOPAR Brand Service, Parts and Customer Care, FCA US, in June 2009. He had shared accountability with the brands, responsible for parts and services growth and delivery, and an integrated world class approach to customer support. He joined FCA US from FCA and CNH Global N.V., where he previously served as head of the Network and Owned Dealerships organization and Customer Service. Mr. Gorlier joined FCA in 1989 as a Market Analyst in Iveco and held various positions in Logistics, After Sales, Commercial Operations and Network Development before joining FCA Italy in 2006 in Network Development. He holds a Master of Economics from the University of Turin. Effective June 30, 2015, Mr. Gorlier is appointed as Chief Operating Officer of Components (Magneti Marelli) and will continue to serve as Head of Parts & Service.
Ralph V. Gilles—Mr. Ralph V. Gilles was appointed Head of Design, FCA in April 2015. Mr. Gilles has also served as the FCA-North America Senior Vice President-Product Design, President and Chief Executive Officer (CEO) - Motorsports, President and CEO - SRT Brand and President and CEO - Dodge brand for FCA US LLC. He was named Vice President-Design in September 2008. Since first joining the Group in 1992 as a designer, Mr. Gilles has held various positions within the Group. He serves as the executive sponsor of the Chrysler African American Network (CAAN) in addition to playing a supporting role with The Chrysler Global Diversity Council. He also serves on the board of McLaren Oakland in Pontiac, Michigan. At his alma mater, The College for Creative Studies (CCS) in Detroit, Mr. Gilles serves on The CCS Board of Trustees and The CCS Capital Committee. He has earned several academic and industry awards. Mr. Gilles holds a Master of Business Administration from Michigan State University and a Bachelor of Fine Arts in Industrial Design from the College for Creative Studies in Detroit.
Stefan Ketter—Mr. Ketter was appointed Chief Manufacturing Officer and named a member of the GEC on September 1, 2011. He was appointed Chief Manufacturing Officer of FCA in January 2008. Mr. Ketter entered BMW Munich in 1986 as a trainee and held positions of growing responsibility in the technical area until 1996, when he was appointed Quality Manager. In 1996 Mr. Ketter joined AUDI and, in 1997, he became Quality Director of America Latina VW Group. In this framework, he was charged with the set up of a new plant in Brazil for export to the U.S. In 2002, he was assigned responsibility for Quality & Service of Volkswagen of America, where he integrated Group activities and regional operations. In 2004 he was named head of Quality at FCA Italy, and in 2005 took over responsibility for Manufacturing. In addition to this position, in 2006 he took on responsibility for coordinating implementation of WCM for FCA. Mr. Ketter holds a degree in Mechanical Engineering at the Technical University of Munich and took Business Management courses at Insead in France.
Scott R. Garberding—Mr. Garberding was appointed Head of Group Purchasing and named a member of the GEC in September 2013. In December 2009 he was appointed Senior Vice President of Manufacturing/WCM, FCA US. In this position, he was responsible for all assembly, stamping, and powertrain manufacturing operations worldwide as well as implementation of the WCM system at all FCA US manufacturing facilities. Previously he was Head of Manufacturing/WCM, FCA US, an appointment he received in 2009. Prior to that, he was Senior Vice President and Chief Procurement Officer, FCA US since June 2009. He also held the position of Senior Vice President and Chief Procurement Officer, FCA US beginning in 2008, with responsibility for all global sourcing activities worldwide. He previously served as Vice President - Global Alliance Operations in 2008 and prior to that as Vice President - Supply and Supplier Quality, Chrysler LLC beginning in 2007. Mr. Garberding joined Chrysler Corporation in 1993 in the Manufacturing organization. He holds a Bachelor of Science degree in Electrical Engineering from the University of Texas (1986) and a Master of Business Administration degree in Management from the Massachusetts Institute of Technology (MIT) (1993).
Robert (Bob) Lee—Mr. Lee was appointed Head of Powertrain Coordination and named a member of the GEC on September 1, 2011. He was appointed Vice President and Head of Engine and Electrified Propulsion Engineering, FCA US in July 2011, with responsibility for directing the design, development and release of all engines and electrified propulsion systems for FCA US products. Mr. Lee joined the company in 1978 as an engineer-in-training in the Chrysler Institute of Engineering program and has since held a variety of positions in different areas of Powertrain. He has been an active member of the Society of Automotive Engineers, or SAE, since 1978 and is a founding member of the SAE North American International Powertrain Conference Leadership Team where he served as the 2007 and 2012 NAIPC Conference Chairman. Mr. Lee is known for leading many new engine programs including the rebirth of the iconic HEMI V-8 engine in 2003 and the new Pentastar V-6 engine in 2010. Mr. Lee holds a Master of Business Administration degree from Michigan State University, a Master of Science degree in Mechanical Engineering from the University of Michigan and a Bachelor of Science degree in Mechanical Engineering from Ohio State University.
Mark M. Chernoby—Mr. Chernoby was appointed Head of Quality in October 2014. In addition, Chernoby will remain a member of the GEC in his roles as Chief Operating Officer Product Development (since August 2014) and Head of Product Portfolio Management. He was appointed to the GEC on September 1, 2011. Prior to his current role, Mr. Chernoby was Senior Vice President of Engineering, FCA US, Product Committee Coordinator for the NAFTA Region and Head of Vehicle Engineering, FCA US. Since joining Chrysler Corporation in 1985 as a powertrain engineer, Mr. Chernoby has made use of his experience in focused component engineering, advanced vehicle programs and vehicle homologation for Chrysler, Jeep and Dodge products. In 2005, Mr. Chernoby was elected chair for the SAE Technical Standards Board, and in 2007, he served as a member of the Hydrogen Technology Advisory Committee reporting to the U.S. Secretary of Energy. He holds a master’s degree in business administration from the University of Michigan and a master’s degree in mechanical engineering from the University of Michigan. His studies began with a bachelor’s degree in mechanical engineering from Michigan State University.
Richard K. Palmer—Mr. Palmer was appointed Chief Financial Officer and named a member of the GEC on September 1, 2011. Mr. Palmer has also been Chief Financial Officer of FCA US since June 2009, a role he retains today where he is responsible for all FCA US Finance activities including corporate controlling, treasury and tax.
Mr. Palmer joined FCA US from FCA Italy, where he held the position of Chief Financial Officer since December 2006. He joined FCA in 2003 as Chief Financial Officer of Comau and in 2005 moved to Iveco in the same role. From 1997 until 2003, Mr. Palmer was Finance Manager for several business units at General Electric Oil and Gas. Mr. Palmer spent the first years of his career in Audit with PricewaterhouseCoopers, LLP and later with United Technologies Corp.
Mr. Palmer is a Chartered Accountant and member of ICAEW (UK) and he holds a Bachelor of Science degree in Microbiology from the University of Warwick (U.K.).
Linda I. Knoll—Ms. Knoll is Chief Human Resources Officer and, since September 2011, a member of the GEC. She is responsible for providing leadership and company-wide oversight for the Human Resources function, including organizational development, talent management, compensation and benefits, employee relations, and compliance and staffing. Ms. Knoll has concurrently held the same CHRO and GEC positions at CNH Industrial N.V. since September 2007.

Ms. Knoll honed her career in the Group / CNH Industrial predecessor companies through numerous operational assignments, accumulating a wealth of relevant industrial industry experience spanning more than 20 years. This ultimately culminated in a variety of leadership appointments, including Vice President and General Manager of the Crop Production Global Product Line, Vice President North America Agricultural Industrial Operations, Executive Vice President Agricultural Product Development, President Parts and Service (ad interim) and Executive Vice President Worldwide Agricultural Manufacturing, where she was responsible for overseeing twenty-two factories in ten countries around the world.
Prior to joining CNH Industrial in 1994, Ms. Knoll spent eleven years with the Land Systems Division of General Dynamics Corporation in Sterling Heights, Michigan.
Ms. Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University. She is a past board member of the National Association of Manufacturers, or NAM, and in May 2014, was appointed an Independent Director on the Board of Schneider Electric S.E.
Alessandro Baldi—Mr. Baldi was named Head of Audit & Compliance in February 2013. He also coordinates the Group’s sustainability initiative. He began his professional career in 1981 as an auditor at Ernst & Young in Zurich, and subsequently became Senior Manager. In 1989, he joined the Internal Audit department at Alusuisse Lonza in Zurich (Algroup), and later became head of the department. In 1994, he was appointed Group Controller at Algroup. In 1997, Mr. Baldi became Chief Financial Officer of Algroup’s Aluminum Sector and the following year resumed his previous role as Group Controller. In 1999, he was appointed Group Controller for Lonza Group, the company formed through the demerger of the chemical and energy businesses of Algroup. In 2002, he moved to Société Générale Services, or SGS, in Geneva to serve as Group Controller. Mr. Baldi was Head of FCA Control from August 2004 to August 2011 and Head of Fiat Services & Holdings from September 2011 to January 2013. He was also Group Executive Council Coordinator. Mr. Baldi is a Swiss Chartered Accountant.
Michael J. Keegan—Mr. Keegan was appointed GEC Coordinator and named a member of the GEC on October 10, 2013. He was also appointed Senior Vice President-Human Resources, FCA US effective January 2014. Mr. Keegan was appointed to the Board of Directors of FCA US, in June 2014. From 2009 until the end of 2013 he covered the role of Senior Vice President Supply Chain Management. In this position he had been responsible for the critical volume planning and logistics functions in close coordination with the Brand Chief Executive Officers, establishing consistent and effective supply chain processes. Prior to his current role, Mr. Keegan was Volume Planning and Sales Operations Vice President. Mr. Keegan was also appointed Corporate Sustainability Officer for FCA US in November 2012. In this role, Mr. Keegan leads FCA North America’s activities with respect to sustainable development, encompassing the areas of economic success, environmental stewardship, and social responsibility. Since joining Chrysler Corporation in 1990 as a Finance Controller, Mr. Keegan has made use of his experience in Sales & Marketing controlling, Strategic Planning and Post merger Integration from 1998 to 2006. Previously, he held various roles in the Finance department. Mr. Keegan earned a Bachelor of Business Administration degree in Accounting from the University of Michigan (1988). He also earned a Master of Business Administration degree in Finance from Indiana University (1990).

Committees
On October 13, 2014, the Board of Directors of FCA appointed the following internal committees: (i) an Audit Committee; (ii) a Governance and Sustainability Committee and (iii) a Compensation Committee, such appointment becoming effective as of the Merger effective date.

The Audit Committee consists of the following members:

Name	Position
Glenn Earle	Chairman
Valerie A. Mars *	Member
Ronald L. Thompson	Member
Patience Wheatcroft	Member
* Member of Audit Committee effective April 16, 2015
On October 29, 2014, the Board of Directors approved the charter of the Audit Committee. The function of the Audit Committee is to assist the Board of Directors’ oversight of, inter alia: (i) the integrity of the Company’s financial statements, including any published interim reports; (ii) the Company’s financing; (iii) the systems of internal controls that management and/or the Board of Directors have established; (iv) the Company’s compliance with legal and regulatory requirements; (v) the Company’s policies and procedures for addressing certain actual or perceived conflicts of interest; (vi) risk management guidelines and policies; and (vii) the implementation and effectiveness of the company’s ethics and compliance program. The Audit Committee shall be comprised of at least three (3) non-executive directors elected by the Board of Directors. Each member of the Audit Committee shall:

•	neither have a material relationship with the Company, as determined by the Board of Directors nor be performing the functions of auditors or accountants for the Company;

•
be an “independent” member of the Board of Directors under the rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act, and within the meaning of the Dutch Corporate Governance Code; and

•	be “financially literate” and have “accounting or selected financial management expertise” qualifications, as determined by the Board of Directors.
At least one member of the Audit Committee shall be a “financial expert” as defined in rules of the SEC and best practice provisions of the Dutch Code.
The Governance and Sustainability Committee consists of the following members:

Name	Position
John Elkann	Chairman
Patience Wheatcroft	Member
Ruth J. Simmons	Member
On October 29, 2014, the Board of Directors approved the charter of the Governance and Sustainability Committee. The function of the Governance and Sustainability Committee is to assist the Board of Directors with respect to the determination of, inter alia: (i) drawing up the selection criteria and appointment procedures for directors of the Company; (ii) periodic assessment of the size and composition of the Board of Directors; (iii) periodic assessment of the performance of individual directors and reporting this to the Board of Directors; (iv) proposals for appointment and reappointments of executive and non-executive directors. The Governance and Sustainability Committee shall be comprised of at least three (3) non-executive directors, at most two (2) of whom will not be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.

The Compensation committee consists of the following members:

Name	Position
Stephen M. Wolf	Chairman
Valerie A. Mars	Member
Ermenegildo Zegna	Member
On October 29, 2014, the Board of Directors approved the charter of the Compensation Committee. The function of the Compensation Committee is to assist and advise the Board of Directors’ oversight of: (i) executive compensation; (ii) remuneration policy to be pursued; (iii) compensation of non-executive directors; (iv) remuneration report. The Compensation Committee shall be comprised of at least three (3) non-executive directors, at most one (1) of whom will not be independent under the Dutch Corporate Governance Code, elected by the Board of Directors.
Voting—Shareholders Entitled to Vote

At general meetings, resolutions are adopted with the favorable vote of an absolute majority of votes validly cast at the meeting, unless otherwise provided for under the FCA Articles of Association or Dutch law.
In the event that a shareholder is unable to attend a general meeting, the shareholder may appoint another person to attend on his or her behalf by returning a completed and signed proxy form to FCA. Only persons in attendance at a general meeting who are either registered shareholders or holding proxies of registered shareholders as of the record date are entitled to vote at that general meeting. Persons with the right to vote or attend a general meeting shall be those persons who, as of the record date for attendance at that general meeting, are registered in FCA’s register of shareholders, if they are shareholders, and in the general meeting register, designated by the Board of Directors for such purpose, if they are not shareholders.
Record Date

The record date for a general meeting of FCA’s shareholders is 28 days prior to the date of that general meeting.
Group Structure

The principal subsidiaries of FCA are identified under the caption “Business—Principal Subsidiaries.”
Share Buy-Backs

Under Dutch law, FCA as a public company with limited liability (naamloze vennootschap), may acquire its own fully paid-up shares for a consideration, subject to certain provisions of Dutch law and the FCA Articles of Association, if (i) the company’s equity after deduction of the acquisition price of the relevant shares, is not less than the sum of paid-up and called-up capital and any reserves that have to be maintained pursuant to Dutch law or the FCA Articles of Association, and (ii) FCA and its subsidiaries would not thereafter hold shares or hold a pledge over shares with an aggregate nominal value exceeding 50 percent of its issued share capital. Subject to certain exceptions under Dutch law, FCA may only acquire its shares if its general meeting of shareholders has granted the FCA Board of Directors the authority to effect such acquisitions, such authority to be valid for a maximum period of 18 months.
No votes can be cast at a general meeting of shareholders on FCA shares held by FCA or its subsidiaries. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by FCA and its subsidiaries in its share capital are not excluded from the right to vote such shares, if the right of usufruct or pledge was granted prior to the time such shares were acquired by FCA or its subsidiaries. Neither FCA nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.

EXECUTIVE COMPENSATION
Introduction

This Remuneration Report (the “Report”) describes the Company’s remuneration policy applicable to the Executive Directors (the “Policy”) and the remuneration paid to the members of the Company’s Board of Directors in 2014 (both Executive and non-Executive Directors). Information is also provided on the remuneration paid to the members of Fiat S.p.A.’s Board of Directors in 2014.
Prior to the completion of the Merger, Fiat, as FCA’s sole shareholder, adopted the Policy, which will remain effective until a new remuneration policy is approved by FCA’s first general shareholders’ meeting following completion of the Merger. The form and amount of the compensation to be paid to each of FCA’s directors is determined by the FCA Board of Directors in accordance with the remuneration policy.
Remuneration Policy for Executive Directors
The Board of Directors determines the compensation for our executive directors at the recommendation of the Compensation Committee and with reference to the remuneration policy. The remuneration policy is approved by shareholders and is published on our corporate website www.fcagroup.com.
The objective of the remuneration policy is to provide a compensation structure that allows FCA to attract and retain the most highly qualified executive talent and by motivating such executives to achieve business and financial goals that create value for shareholders in a manner consistent with our core business and leadership values.
The Policy is based on the remuneration policies adopted in the past by the Company (and its predecessors) as aligned with Dutch law and the Dutch Corporate Governance Code.
Features of the remuneration for executive directors
FCA’s compensation policy aims to provide total compensation that:
•attracts, retains and motivates qualified executives;
•is competitive against the comparable market;
•reinforces our performance driven culture and meritocracy; and
•is aligned to shareholders interests.
The remuneration structure for executive directors provides a fixed component as well as short and long-term variable performance based components. FCA believes that the remuneration structure promotes the interests of FCA in the short and the long-term and is designed to encourage the executive directors to act in the best interests of the Company and not in their own interests. In determining the level and structure of the compensation of the executive directors, the non-executive directors will take into account, among other things, the financial and operational results as well as other business objectives of FCA.
In general, the fixed remuneration component of executive directors compensation is intended to adequately compensate individuals for services performed even if the variable compensation components are not received as a result of the performance targets set by the Board of Directors not being met. This is considered fundamental in discouraging behavior that is aimed solely at achieving short-term results and actions inconsistent with the target level of risk established by the Group.
Executive directors are also eligible to receive variable compensation, either immediate or deferred, subject to the achievement of pre-established challenging economic and financial performance targets.
The Company establishes target compensation levels using a market-based approach and periodically benchmarks its executive compensation program against peer companies and monitors compensation levels and trends in the market.
For the CEO, the competitive benchmark included both a US and European peer group. The U.S. peer companies included General Motors, Ford, General Electric, Hewlett-Packard, IBM, Boeing, Procter & Gamble, Johnson & Johnson,

PepsiCo, United Technologies, Dow Chemical, Caterpillar, ConocoPhillips, Pfizer, Lockheed Martin, Johnson Controls, Honeywell, Deere, General Dynamics, 3M, Northrop, Grumman, Raytheon, Xerox, Goodyear, Whirlpool. The non US peer companies included Volkswagen, Daimler, BMW Group, Siemens, Nestlé, BASF, ArcelorMittal, Airbus, Peugeot, Unilever, Novartis, Saint-Gobain, Renault, Bayer, ThyssenKrupp, Rio Tinto, Roche, Continental, Lyondell Basell, Sanofi, and Volvo.
For the Chairman, the same peer group companies were used excluding those companies who do not have an Executive Chairman only role. Most U.S. companies in the peer group do not have a separate Executive Chairman role; whereas, most European companies in the peer group do.
Remuneration of Executive Directors
Introduction
The level and structure of the remuneration of the Executive Directors will be determined by the Company’s Board of Directors at the recommendation of the Compensation Committee within the scope of the Policy and taking into account the scenario analyses made. It will furthermore be based on compensation levels offered in the market in general and for the sector.
The Company periodically benchmarks its executive compensation program and the compensation offered to executive directors against peer companies and monitors compensation levels and trends in the market.
Remuneration elements
On such basis, the compensation of executive directors consists, inter alia, of the following elements:
Fixed component
The primary objective of the base salary (the fixed part of the annual cash compensation) for executive directors is to attract and retain well qualified senior executives. The Company’s policy is to periodically benchmark comparable salaries paid to other executives with similar experience in its compensation peer group.
Variable components
The Company’s Chairman is not eligible to receive variable compensation while the CEO is eligible to receive variable compensation, subject to the achievement of pre-established financial and other designated performance targets. The variable components of the CEO’s remuneration, both the short and the long-term components, are linked to predetermined, assessable targets.
Annually, scenario analyses are carried out with respect to the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive directors. Such analysis was also carried out for the financial year 2014.
Short-Term Incentives
The primary objective of performance based short-term variable cash based incentives is to focus on the business priorities for the current or next year. The CEO’s short-term variable incentive is based on achieving short-term (annual) financial and other designated objectives proposed by the Compensation Committee and approved by the non-executive directors each year.
In regards to the CEO’s annual performance bonus determination, the Compensation Committee and the non-executive directors:
•approve the executive directors’ target and maximum allowable bonus,
•select the choice and weighting of metrics,
•set the stretch objectives,

•	review any unusual items that occurred in the performance year to determine the appropriate overall measurement of achievement, and approve the final bonus determination.

The annual objectives for the CEO are comprised of three equally weighted metrics, Trading Profit, Net Income, and Net Industrial Debt. The target achievement for target incentive (which is 100 percent of base salary) corresponds to the Board approved targets each year and is consistent with the Company’s five year business plan and external guidance to investors. The threshold for any incentive earned is 90 percent of target and maximum payout of 2.5x base salary is set at achieving 150 percent of the objectives or greater. Results and achievement are reviewed by the Compensation Committee each year typically in the January Board meeting.
Long Term Incentives
The primary objective of the performance based long-term variable equity based incentives is to reward and retain well qualified senior executives over the longer term while aligning their interests with those of shareholders.
FCA’s long-term variable incentives consists of a share-based incentive plan that links a portion of the variable component to the achievement of pre-established performance targets consistent with the Company’s strategic horizon.
As typical with the objective of using equity based awards, these awards help align the executive directors’ interests with shareholder interests by delivering greater value to the executive director as shareholder value increases.
On April 4, 2012, Fiat S.p.A. General Shareholders Meeting adopted a Long Term Incentive Plan (the “Retention LTI”), in the form of stock grants. As a result of the Shareholders’ resolution the Group attributed the Chief Executive Officer with 7 million rights, representative of an equal number of Fiat S.p.A. ordinary shares. The rights vested ratably, one third on February 22, 2013, one third on February 22, 2014 and one third on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office.
On October 29, 2014, in connection with the formation of FCA and the presentation of the new five year business plan, the Board of Directors of FCA approved an equity incentive plan (“EIP”) and a new long term incentive program, covering a five year performance period, 2014-2018, consistent with the Company’s strategic horizon and under which equity awards can be granted to eligible individuals. The award vesting under the program is conditional on meeting two independent metrics, Net Income and Relative Total Shareholder Return weighted 50/50 at target. The awards have three vesting opportunities, one-third after three years’ cumulative results, one-third after four years’ cumulative results and the final third after the full five years’ results. Half of the target award that is subject to the Net Income metric’s performance begins a payout at 80 percent of the target achieved and the maximum payout is at 100 percent of target. With respect to the other half of the award, the Relative Shareholder Return metric has a partial vesting if ranked 7th or better among an industry specific peer group of 11 and a maximum pay-out of 150 percent if ranked first among the 11 peers. The peer group includes FCA, Volkswagen AG, Toyota Motor, Daimler AG, General Motors, Ford Motor, Honda Motor, BMW AG, Hyundai Motor, PSA Peugeot Citroen, and Renault SA. Awards to the CEO of performance share units under this program are subject to the approval of the shareholders at the next general meeting of shareholders and are described in the relevant materials.
Extraordinary Incentives
In addition, upon proposal of the Compensation Committee, the non-executive directors retain authority to grant periodic bonuses for specific transactions that are deemed exceptional in terms of strategic importance and effect on the Company’s results, with the form of any such bonus (cash, common shares of the Company or options to purchase common shares) to be determined by the non-executive directors.
In 2014, the non-executive directors exercised this authority and approved a €24.7 million (U.S.$30 million) cash award, a one-time grant of 1,620,000 restricted shares, which was approved by shareholders at the Company’s general shareholder meeting on April 16, 2015 and vested upon approval, and a €12 million (U.S.$15 million) post-mandate award for the CEO, who was instrumental in major strategic and financial accomplishments for the Group. Most notably, through the CEO’s vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders, employees and stakeholders.

Pension Provisions and Severance Payments
Both executive directors have a post-mandate benefit in an amount equal to five times their last annual base compensation. The award is payable quarterly over a period of 20 years commencing three months after the conclusion of employment with the Company, with an option for a lump sum payment. In addition, the CEO participates in Company sponsored pension schemes and is eligible for the post-mandate benefit mentioned in the previous paragraph. In 2014, the Company recorded an amount of €12.9 million in connection with all these benefits. For the CEO, an amount of two times the prior year fixed and variable compensation is provided in the event of an involuntarily termination except for reason of termination for cause. In 2014, Ferrari S.p.A. booked an amount of €15 million in connection with the resignation as Chairman of Ferrari S.p.A. of Mr. Luca Cordero di Montezemolo, former director of Fiat. S.p.A.
Other Benefits
Executive directors may also be entitled to usual and customary fringe benefits such as personal use of aircraft, company car and driver, personal/home security, medical insurance, accident and disability insurance, tax preparation and financial counseling. The Compensation Committee may grant other benefits to the executive directors in particular circumstances.
Remuneration Policy for Non-Executive Directors
Remuneration of non-executive directors is set forth in the remuneration policy approved by the Company’s Shareholders and periodically reviewed by the Compensation Committee.
The current annual remuneration for the non-executive directors is:
•U.S.$200,000 for each non-executive director.

•	An additional U.S.$10,000 for each member of the Audit Committee and U.S.$20,000 for the Audit Committee Chairman.

•	An additional U.S.$5,000 for each member of the Compensation Committee and the Governance Committee and U.S.$15,000 for the Compensation Committee Chairman and the Governance Committee Chairman.
•An additional U.S.$25,000 for the lead independent director.

•	An automobile perquisite of one assigned company-furnished vehicle, rotated semi-annually, subject to taxes related to imputed income/employee price on purchase or lease of Company vehicles.

Non-executive directors elect whether their annual retainer fee will be made in half in cash and common shares of FCA or 100 percent in common shares of FCA, whereas, the committee membership and committee chair fee payments will be made all in cash (providing a board fee structure common to other large multinational companies to help attract a multinational board membership). Remuneration of non-executive directors is fixed and not dependent on FCA's financial results. Non-executive directors are not eligible for variable compensation and do not participate in any incentive plans.
Set forth below is information relating to the fixed and variable compensation (including other benefits, but excluding the extraordinary incentives, pension provisions and severance payments described above) that was paid in 2014 by FCA and its subsidiaries to the current members of the FCA Board of Directors and to the individuals who served on Fiat’s Board of Directors as of October 11, 2014, including as a consequence of the applicable performance criteria having been met. None of Messrs. Marchionne, Palmer or Neilson received compensation for their services as directors or officers of FCA prior to the effective time of the Merger.

Directors' Compensation
The following table summarizes the remuneration paid to the members of the Board of Directors for the year ended December 31, 2014 including the former Fiat S.p.A Board of Directors until the end of their board service effective with the merger date.

In Euro	Office held	In office from/to	Annual fee		Annual Incentive(1)	Other Compensation		Total
Directors of FCA
ELKANN John Philipp	Chairman	01/01/2014 - 12/31/2014	1,442,161		—	243,702	(2)	1,685,863
MARCHIONNE Sergio	CEO	01/01/2014 - 12/31/2014	2,500,108		4,000,000	111,410		6,611,518
AGNELLI Andrea	Director	01/01/2014 - 12/31/2014	80,211		—	—		80,211
BRANDOLINI D'ADDA Tiberto	Director	01/01/2014 - 12/31/2014	80,211		—	—		80,211
EARLE Glenn	Director	06/23/2014 - 12/31/2014	74,065		—	—		74,065
MARS Valerie	Director	10/12/2014 - 12/31/2014	42,212		—	—		42,212
SIMMONS Ruth J.	Director	10/12/2014 - 12/31/2014	42,212		—	1,774	(2)	43,986
THOMPSON Ronald L.	Director	10/12/2014 - 12/31/2014	62,295	(3)	—	1,589	(2)	63,884
WHEATCROFT Patience	Director	01/01/2014 - 12/31/2014	106,716		—	—		106,716
WOLF Stephen M.	Director	10/12/2014 - 12/31/2014	54,836	(3)	—	1,520	(2)	56,356
ZEGNA Ermenegildo	Director	10/12/2014 - 12/31/2014	42,212		—	—		42,212
Former directors of Fiat S.p.A.
BIGIO Joyce Victoria	Director	01/01/2014 - 10/11/2014	66,347		—	—		66,347
CARRON René	Director	01/01/2014 - 10/11/2014	70,250		—	—		70,250
CORDERO DI MONTEZEMOLO Luca	Director	01/01/2014 - 10/11/2014	2,095,528		—	—		2,095,528
GROS-PIETRO Gian Maria	Director	06/22/2014 - 10/11/2014	45,653		—	—		45,653
TOTAL			6,805,017		4,000,000	359,995		11,165,012
_____________________________
(1) The annual incentives are related to the performance in 2014 which are paid out in 2015.
(2) The stated amount refers to the use of transport.
(3) The amount in the table refers to both FCA NV and FCA US board service fees.

Stock Options Granted to Directors and Executive Officers
The following table summarizes the stock options granted to and exercised by Sergio Marchionne, Chief Executive Officer of FCA during 2014. No further members of the Board of Directors or Executive Officers were granted stock options in 2014.

	Grant Date	Exercise Price (€)	Number of Options
Beginning balance as of January 1, 2014
	July 26, 2004	6.583	10,670,000
	November 3, 2006	13.370	6,250,000
Beginning total			16,920,000
Vested/Not Exercised			16,920,000
Not Vested			—

Options granted during in 2014	—	—	—

Options exercised in 2014
	July 26, 2004	6.583	10,670,000
	November 3, 2006	13.370	6,250,000
Total options exercised in 2014			16,920,000

Ending balance as of December 31, 2014			—

Stock Grants Granted to Directors and Executive Officers
The following table summarizes the stock grants granted to Sergio Marchionne, Chief Executive Officer of FCA during 2014. No further members of the Board of Directors or Executive Officers were granted stock options in 2014.

	Grant Date	Vesting Date	Fair Value on Granting Date(1)	Thompson	Wolf	Simmons	Marchionne	Total
Beginning balance as of January 1, 2014
Fiat Stock grants	04/04/2012	2/22/2015	€4.21				4,666,667	4,666,667
2009 FCA US RSUs	11/12/2009	6/10/2012	$10.47	$499,479	499,479	—	—	998,957
2012 FCA US RSUs	7/30/2012	6/10/2013	$10.47	25,032	25,032	25,032	25,032	100,128
2013 FCA US RSUs	7/30/2013	6/10/2014	$10.47	20,161	20,161	20,161	20,161	80,645
				544,672	544,672	45,193	45,193	1,179,730	(2)

Post-dilution adjusted (3) beginning balance as of January 1, 2014
Fiat stock grants	4/4/2012	2/22/2015	€4.21				4,666,667	4,666,667
2009 FCA US RSUs	11/12/2009	6/10/2012	$8.07	648,023	648,023	—	—	1,296,047
2012 FCA US RSUs	7/30/2012	6/10/2013	$8.07	32,477	32,477	32,477	32,477	129,906
2013 FCA US RSUs	7/30/2013	6/10/2014	$8.07	26,157	26,157	26,157	26,157	104,629
				€706,657	706,657	58,634	58,634	1,530,582

Granted during 2014

Vested during 2014
Fiat stock grants	04/04/2012	2/22/2015	€4.21	—	—	—	2,333,333	2,333,333
2013 FCA US RSUs	07/30/2013	6/10/2014	$8.07	26,157	26,157	26,157	26,157	26,157

Ending Balance as of December 31, 2014
FCA stock grants	4/4/2012	2/22/2015	€4.21	—	—	—	2,333,334	2,333,334
2009 FCA US RSUs(4)	11/12/2009	6/10/2012	$9.00	648,023	648,023	—	—	1,296,047
2012 FCA US RSUs(4)	7/30/2012	6/10/2013	$9.00	32,477	32,477	32,477	32,477	129,906
2013 FCA US RSUs(4)	7/30/2013	6/10/2014	$9.00	26,157	26,157	26,157	26,157	104,629
				706,657	706,657	58,634	58,634	1,530,582
_____________________________
(1) Fair value of the FCA US RSUs beginning balance and ending balances reflects the reevaluation price in effect on those dates.
(2) Mr. Marchionne does not receive any direct compensation for his service on behalf of FCA US . In connection with his service as a Director of FCA US, similarly to the equity-based compensation granted to the other Board Members, he was assigned "Restricted Stock Units" under the Director RSU Plan. Such RSUs will be paid within 60 days following the date he ceases to serve as a Director. FCA US RSU awards were adjusted for dilution by a factor of 1.2974 in June 2014.
(3) FCA US RSU awards were adjusted for dilution by a factor of 1.2974 in June 2014.
(4) FCA US RSUs will be paid within 60 days following the date FCA Board service ceases. The FCA US RSUs were revalued at U.S.$ 9.00/unit as of December 31, 2014.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below shows the number of FCA common shares owned at May 14, 2015 by members of FCA’s board and GEC.

FCA DIRECTORS OWNING FCA COMMON SHARES AT MAY 14, 2015	Shares	Percent of Class
Sergio Marchionne	14,620,000	1.13%*
John Elkann	133,000	—%
Stephen M. Wolf	52,460	—%
Ruth J. Simmons	7,035	—%
Glenn Earle	4,984	—%
Andrea Agnelli	4,950	—%
Tiberto Brandolini d’Adda	3,709	—%
Valerie Mars	3,709	—%
Ronald L. Thompson	3,709	—%
Patience Wheatcroft	3,709	—%
Ermenegildo Zegna	3,709	—%

FCA OFFICERS OWNING FCA COMMON SHARES AT MAY 14, 2015	Shares	Percent of Class
Alessandro Baldi	35,450	—%
Scott R. Garberding	33,000	—%
Alfredo Altavilla	26,653	—%
Linda I. Knoll	13,500	—%
Harald J. Wester	12,000	—%
Michael J. Keegan	9,000	—%
Eugenio Razelli	6,908	—%
Stefan Ketter	4,803	—%
Michael Manley	3,800	—%
Riccardo Tarantini	3,000	—%
_____________________________
* Interest in full share capital, and percentage of overall voting rights, is 0.86 percent

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Major Shareholders
Exor is the largest shareholder of FCA through its 29.16 percent shareholding interest in our issued common shares (as of May 14, 2015). See “Business—The FCA Merger.” Exor also purchased U.S. $886 million (€730 million) in aggregate notional amount of mandatory convertible securities that were issued in December 2014 (see Note 23 to the Consolidated Financial Statements included elsewhere in this Prospectus). As a result of the loyalty voting mechanism, Exor’s voting power is approximately 44.27 percent.
Consequently, Exor could strongly influence all matters submitted to a vote of FCA shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations.
Exor is controlled by Giovanni Agnelli e C. S.a.p.az, (“G.A.”) which holds 51.39 percent of its share capital. G.A. is a limited partnership with interests represented by shares (Societa’ in Accomandita per Azioni), founded by Gianni Agnelli and currently held by members of the Agnelli and Nasi families, descendants of Giovanni Agnelli, founder of Fiat. Its present principal business activity is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The managing directors of G.A. are John Elkann, Tiberto Brandolini d’Adda, Alessandro Nasi, Andrea Agnelli, Gianluigi Gabetti, Gianluca Ferrero, Luca Ferrero de’ Gubernatis Ventimiglia and Maria Sole Agnelli.
Based on the information in FCA’s shareholder register, regulatory filings with the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, the “AFM”) and the SEC and other sources available to FCA, the following persons owned, directly or indirectly, in excess of three percent of the common shares of FCA, as of May 14, 2015:

FCA Shareholders	Number of Issued Common Shares	Percentage Owned
Exor (1)	375,803,870	29.16
Baillie Gifford & Co. (2)	68,432,691	5.31

(1)
As a result of the issuance of the mandatory convertible securities completed in December 2014 (“MCS Offering”), Exor beneficially owns 444,352,804 common shares of FCA, consisting of (i) 375,803,870 common shares of FCA owned prior to the MCS Offering, and (ii) 68,548,934 common shares underlying the mandatory convertible securities purchased in the MCS Offering, at the minimum conversion rate of 7.7369 common shares per mandatory convertible security (being the rate at which Exor may convert the mandatory convertible securities into common shares at its option). Including the common shares into which the mandatory convertible securities sold in the MCS Offering, are convertible at the option of the holders, the percentage is 29.40 percent. In addition, Exor holds 375,803,870 special voting shares. Exor’s beneficial ownership in FCA was approximately 44.27 percent prior to the MCS Offering. Current Exor’s beneficial ownership in FCA is approximately 42.71 percent, calculated as the ratio of (i) the aggregate number of common shares owned prior to the MCS Offering, and the common shares underlying the mandatory convertible securities purchased by Exor in the MCS Offering, at the minimum conversion rate as set forth above and (ii) the aggregate number of outstanding common shares, and the common shares underlying all of the mandatory convertible securities sold in the MCS Offering, at the minimum conversion rate set forth above.

(2)
Baillie Gifford & Co., as an investment adviser in accordance with rule 240.13d-1 (b), beneficially owns 123,397,920 common shares with sole dispositive power (7.27 percent of the issued shares), of which 68,432,691 common shares are held with sole voting power (4.03 percent of the issued shares).

As of March 31, 2015, approximately 1,000 holders of record of FCA common shares had registered addresses in the U.S. and in total held approximately 300 million common shares, or 22 percent of the FCA common shares.
Related Party Transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over FCA and its subsidiaries, companies belonging to the Exor Group (including the CNH Industrial Group) and unconsolidated subsidiaries, associates or joint ventures of the Group. Members of FCA’s Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group, which have had an effect on revenues, cost of sales, and trade receivables and payables, with unconsolidated subsidiaries, jointly-controlled entities, associates and other related parties, are primarily of a commercial nature; these transactions primarily involve the following:

•	the purchase of commercial vehicles from, and provision of services to, CNHI.

•	the sale of motor vehicles to the joint venture Tofas-Turk Otomobil Fabrikasi A.S. and FCA Bank;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with Sevel;

•	the sale of engines, other components and production systems to companies of CNHI and, for 2012, to Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme;

•	the provision of services and the sale of goods with Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co Ltd;

•	the provision of services (accounting, payroll, tax, information technology, purchasing and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint ventures Tofas-Turk Otomobil Fabrikasi A.S and, for 2012, Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme;

•	the purchase of engines from the VM Motori group in 2012 and in the year ended December 31, 2013;

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI; and

•	our reference shareholder Exor purchased $886 million in aggregate notional amount of mandatory convertible securities in the issuance completed in December 2014.
The most significant financial transactions with related parties generated receivables from financing activities of the Group’s financial services companies due from joint ventures and asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement. At December 31, 2014 and at December 31, 2013, receivables from financing activities due from related parties also included receivables due from CNHI companies mainly arising from customer factoring provided by the Group’s financial services companies. On the other hand, debt due to related parties included certain balances due to CNHI companies, mainly relating to factoring and dealer financing in Latin America.
In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities. Please see Note 31 in the Consolidated Financial Statements included elsewhere in this Prospectus for further details on our related party transactions.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and may not contain all of the information that is important to you, and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements. See “Where You Can Find More Information.”

Capital Market
At March 31, 2015, December 31, 2014 and December 31, 2013, capital market debt mainly relates to notes issued under the GMTN Program by the Group, excluding FCA US, and the Secured Senior Notes of FCA US. In addition, at March 31, 2015 and at December 31, 2014, capital market debt includes €421 million and €398 million related to the financial liability component of the mandatory convertible securities described in more detail in Note 23 to the Consolidated Financial Statements included elsewhere herein) and €398 million, €376 million and €254 million of other securities issued in financial markets, principally in LATAM at March 31, 2015, December 31, 2014 and December 31, 2013, respectively.

The following table sets forth our outstanding bonds at March 31, 2015, December 31, 2014 and 2013.

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	March 31, 2015	December 31, 2014	December 31, 2013
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A.	EUR	900	6.125%	July 8, 2014	—	—	900
Fiat Chrysler Finance Europe S.A.	EUR	1,250	7.625%	September 15, 2014	—	—	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,500	6.875%	February 13, 2015	—	1,500	1,500
Fiat Chrysler Finance Europe S.A.	CHF	425	5.000%	September 7, 2015	406	353	346
Fiat Chrysler Finance Europe S.A.	EUR	1,000	6.375%	April 1, 2016	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	EUR	1,000	7.750%	October 17, 2016	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	400	5.250%	November 23, 2016	383	333	326
Fiat Chrysler Finance Europe S.A.	EUR	850	7.000%	March 23, 2017	850	850	850
Fiat Chrysler Finance North America Inc.	EUR	1,000	5.625%	June 12, 2017	1,000	1,000	1,000
Fiat Chrysler Finance Europe S.A.	CHF	450	4.000%	November 22, 2017	430	374	367
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.625%	March 15, 2018	1,250	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	600	7.375%	July 9, 2018	600	600	600
Fiat Chrysler Finance Europe S.A.	CHF	250	3.125%	September 30, 2019	239	208	—
Fiat Chrysler Finance Europe S.A.	EUR	1,250	6.750%	October 14, 2019	1,250	1,250	1,250
Fiat Chrysler Finance Europe S.A.	EUR	1,000	4.750%	March 22, 2021	1,000	1,000	—
Fiat Chrysler Finance Europe S.A.	EUR	1,350	4.750%	July 15, 2022	1,350	1,350	—
Others	EUR	7			7	7	7
Total Global Medium Term Notes					10,765	12,075	11,646
Other bonds:
FCA US (Secured Senior Notes) *	U.S.$	2,875	8.000%	June 15, 2019	2,672	2,368	1,088
FCA US (Secured Senior Notes)	U.S.$	3,080	8.250%	June 15, 2021	2,863	2,537	1,232
Total other bonds					5,535	4,905	2,320
Hedging effect and amortized cost valuation					675	668	500
Total bonds					16,975	17,648	14,466
*On May 14, 2015, FCA US redeemed all the outstanding 8.000% Secured Senior Notes due 2019

Notes Issued Under The GMTN Program
All bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the GMTN Program. A maximum of €20 billion may be used under this program, of which notes of approximately €10.8 billion, €12.1 billion and €11.6 billion were issued and outstanding at March 31, 2015, December 31, 2014 and December 31, 2013, respectively. The GMTN Program is guaranteed by FCA. We may from time to time buy back bonds in the market that have been issued by the Group. Such buybacks, if made, depend upon market conditions, our financial situation and other factors which could affect such decisions.

The bonds issued by Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) and by Fiat Chrysler Finance North America Inc. (formerly known as Fiat Finance North America Inc.) impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other bonds or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding bonds; (ii) pari passu clauses, under which the bonds rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the bonds under certain events of default on other financial instruments issued by the Group’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes. In addition, the agreements for the bonds guaranteed by FCA contain clauses which could require early repayment if there is a change of the controlling shareholder of FCA leading to a resulting a ratings downgrade by ratings agencies.
FCA US Secured Senior Notes
FCA US may redeem, at any time, all or any portion of the Secured Senior Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the Secured Senior Notes to be redeemed.

•
Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make—whole” premium calculated under the indenture governing these notes. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the 2019 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.0 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102.0 percent for the twelve months beginning June 15, 2016 and to par on and after June 15, 2017. On May 14, 2015, FCA US, redeemed all of its outstanding 8% Secured Senior Notes due 2019 in an aggregate principal amount of $2,875 million (approximately €2.5 billion) at a redemption price equal to 100% of the principal amount of the 8% Secured Senior Notes due 2019, plus the applicable premium and accrued and unpaid interest to the Redemption Date, in accordance with the terms of the related indenture.

•
Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make—whole” premium calculated under the indenture governing these notes. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the 2021 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.75 percent for the twelve months beginning June 15, 2017, to 101.375 percent for the twelve months beginning June 15, 2018 and to par on and after June 15, 2019.

The indenture governing the Secured Senior Notes issued by FCA US includes affirmative covenants, including the reporting of financial results and other developments. The indenture also includes negative covenants which limit FCA US’s ability and, in certain instances, the ability of certain of its subsidiaries to, (i) pay dividends or make distributions of FCA US’s capital stock or repurchase FCA US’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets.
The indenture provides for customary events of default, including but not limited to, (i) non-payment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25.0 percent in aggregate of the principal amount of the Secured Senior Notes outstanding under one of the series may declare all of the notes of that series to be due and payable immediately, together with accrued interest, if any. As of March 31, 2015, FCA US was in compliance with all covenants.
The Secured Senior Notes are secured by security interests junior to the Senior Credit Facilities in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
Bank Debt

Bank debt principally comprises amounts due under (i) the Senior Credit Facilities of FCA US (€4.5 billion, €4.0 billion and €2.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively), (ii) financial liabilities of the Brazilian operating entity (€4.7 billion at March 31, 2015 and December 31, 2014 and €2.9 billion at December 31, 2013) relating to a number of financing arrangements, also with certain Brazilian development banks, primarily used to support capital expenditure, including in our new plant in Pernambuco, Brazil as well as to fund the financial services business in that country, (iii) loans provided by the European Investment Bank (€.08 billion, €1.0 billion and €1.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively) to fund our investments and research and development costs, (iv) amounts drawn down by FCA treasury companies (excluding FCA US) under short and medium term credit facilities (€1.6 billion, €1.4 billion and €1.1 billion at March 31, 2015, December 31, 2014 and December 31, 2013, respectively) and (v) amounts outstanding relating to financing arrangements of FCA Mexico (formerly Chrysler de Mexico), amounting to €0.5 billion at March 31, 2015 (€0.4 billion at December 31, 2014 and 2013 was outstanding relating to financing arrangements of FCA Mexico with Mexican development banks, which we repaid in full and refinanced with a new financing arrangement with FCA Mexico in March 2015). The main terms and conditions of the principal bank facilities are described as follows.
FCA US Senior Credit Facilities

The Tranche B Term Loan due 2017 of FCA US was fully drawn and a total of €2,913 million (including accrued interest) was outstanding at March 31, 2015 (€2,587 million including accrued interest was outstanding at December 31, 2014 and €2,119 million including accrued interest was outstanding at December 31, 2013). All amounts outstanding under the Tranche B Term Loan due 2017 will bear interest at FCA’s option at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. The outstanding principle amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S. $8.1 million (€7.5 million) that commenced on March 2014, with the remaining balance due at maturity in May 2017.
On February 7, 2014, FCA US entered into a new U.S.$1,750 million (€1.6 billion) tranche B term loan issued under a new term loan credit facility, or the Tranche B Term Loan due 2018, that matures on December 31, 2018. The outstanding principal amount of the Tranche B Term Loan due 2018 is payable in quarterly installments of U.S.$4.4 million (€4.1 million), that commenced June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.50 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. At mARCH 31, 2015, a total of €1,601 million including accrued interest (€1,421 million including accrued interest at December 31, 2014)was outstanding on the Tranche B Term Loan due 2018.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty.
In addition, FCA US had a secured Revolving Credit Facility amounting to U.S.$1.3 billion (€1.2 billion) which matures in May 2016. The secured revolving credit facility was re-priced in June 2013 and as a result, all amounts outstanding under the secured Revolving Credit Facility bear interest, at the option of FCA US, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. At March 31, 2015, the secured Revolving Credit Facility reamined undrawn.
The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the secured Revolving Credit Facility, are collectively referred to as the Senior Credit Facilities. Subject to the limitations in the credit agreements governing the Senior Credit Facilities, or the Senior Credit Agreements and the indenture governing the Secured Senior Notes, FCA US has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €650 million) at March 31, 2015, subject to certain conditions.
The Senior Credit Facilities are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors.
The Senior Credit Agreements include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making certain payments; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of U.S.$3.0 billion (€2.8 billion), which includes any undrawn amounts on the Revolving Credit Facility.
The Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments.
As of March 31, 2015, FCA US was in compliance with all covenants under the Senior Credit Agreements.
Syndicated Credit Facility of the Group Excluding FCA US

FCA, excluding FCA US, has a syndicated credit facility in the amount of €2.1 billion, or the Syndicated Credit Facility, which was undrawn at March 31, 2015, December 31, 2014 and December 31, 2013. The covenants of this facility include financial covenants (Net Debt/ Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, and EBITDA/Net Interest ratios related to industrial activities) and negative pledge, pari passu, cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.
The syndicated credit facility currently includes limits to FCA’s ability to extend guarantees or loans to FCA US.
European Investment Bank Borrowings

At March 31, 2015, we have fully drawn facilities with the European Investment Bank, or EIB, for a total of €0.8 billion primarily to support investments and research and development projects. In particular, financing agreements include (i) one facility of approximately €400 million (maturing in 2018) for the purpose of supporting research and development programs in Italy to protect the environment by reducing emissions and improving energy efficiency and (ii) €400 million facility (maturing in 2021) for an investment program relating to the modernization and expansion of production capacity of an automotive plant in Serbia.
The covenants applicable to the EIB borrowings are similar to those applicable to the Syndicated Credit Facility explained above.
Other Debt
At March 31, 2015, Other debt mainly relates to the unsecured Canadian Health Care Trust notes, or HCT Notes totaling €595 million including accrued interest (€651 million including accrued interest at December 31, 2014 and €703 million including accrued interest at December 31, 2013), which represents FCA US’s Canadian subsidiary's financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada, or CAW (now part of Unifor), which represented employees, retirees and dependents. The HCT Notes were issued in four tranches on December 31, 2010, and have maturities up to 2024. Interest is accrued at the stated rate of 9.0 percent per annum for the HCT tranche A and B notes and 7.5 percent per annum for HCT tranche C note. The HCT tranche D note was fully repaid in 2012. The terms of each of the HCT Notes are substantially similar and provide that each note will rank pari passu with all existing and future unsecured and unsubordinated indebtedness for borrowed money of FCA US, and that FCA US will not incur indebtedness for borrowed money that is senior in any respect in right of payment to the HCT Notes.
Other debt at December 31, 2013 also included the VEBA Trust Note (€3,575 million including accrued interest), which represented FCA US’s financial liability to the VEBA Trust having a principal amount outstanding of U.S.$4,715 million (€3,419 million). The VEBA Trust Note was issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees. The VEBA Trust Note had an implied interest rate of 9.0 percent per annum and required annual payments of principal and interest through July 15, 2023. On February 7, 2014, FCA US prepaid the VEBA Trust Note (see “—Liquidity and Capital Resources—FCA US New Debt Issuances and Prepayment of VEBA Trust Note”).
The remaining components of Other debt mainly relate to amounts outstanding under finance leases, amounts due to related parties and interest bearing deposits of dealers in Brazil. At March 31, 2015, debt secured by assets of the Group, excluding FCA US, amounts to €752 million (€777 million at December 31, 2014 and €432 million at December 31,

2013), of which €384 million (€379 million at December 31, 2014 and €386 million at December 31, 2013) is due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.
At March 31, 2015, debt secured by assets of FCA US amounts to €11,232 million (€9,881 million at December 31, 2014 and €5,180 million at December 31, 2013), and includes €10,358 million (€9,093 million at December 31, 2014 and€4,448 million at December 31, 2013) relating to the Secured Senior Notes and the Senior Credit Facilities, €272 million (€251 million at December 31, 2014 and €165 million at December 31, 2013) was due to creditors for assets acquired under finance leases and other debt and financial commitments for €602 million (€537 million at December 31, 2014 and €567 million at December 31, 2013).

DESCRIPTION OF THE NOTES

The following description of the Notes is a summary of the material terms of the Notes and the indenture, between us and The Bank of New York Mellon, as Trustee (the “Indenture”). This summary does not restate the terms of the Notes or the Indenture in their entirety. We urge you to read the Notes and the Indenture as they, and not this summary, define your rights as investors. Unless otherwise indicated, references to “we,” “our” and “us” in this “Description of the Notes” refer solely to FCA and not to the Group or any of our subsidiaries. For information on how you may obtain a copy of the Indenture and the Notes please see “Where You Can Find More Information” in this Prospectus.
General
We are offering up to $1,500,000,000 aggregate principal amount of new 4.500% Senior Notes due 2020 (the “2020 Notes”) registered under the Securities Act of 1933, for any and all of our outstanding 4.500% Senior Notes due 2020 issued on April 14, 2015 (the “Initial 2020 Notes”) and up to $1,500,000,000 aggregate principal amount of new 5.250% Senior Notes due 2023 (the “2023 Notes” and, together with the 2020 Notes, the “Notes”) registered under the Securities Act of 1933, for any and all of our outstanding 5.250% Senior Notes due 2023 issued on April 14, 2015 (the “Initial 2023 Notes” and, together with the Initial 2020 Notes, the “Initial Notes”). We issued the Initial Notes and will issue the Notes under an indenture dated as of April 14, 2015 (the “Indenture”), between us and The Bank of New York Mellon, as Trustee.

Although we expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof, we cannot assure you that our application will be approved or that any series of Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers” and “Plan of Distribution—Notes to be Listed on the Irish Stock Exchange.” If we are unable to obtain or maintain such listing, we may obtain and maintain listing for the Notes on another exchange in our sole discretion.
For purposes of the Notes, a business day means a business day in The City of New York and London (“Business Day”).
Ranking

The Notes will be our unsecured senior obligations and will be senior in right of payment to any future subordinated indebtedness and to any of our existing indebtedness which is by its terms subordinated in right of payment to the Notes. The Notes will rank pari passu in right of payment with respect to all of our existing and future unsubordinated indebtedness.

We are a holding company and most of our operations are conducted through our subsidiaries. Therefore, payments of interest and principal on the Notes may depend on the ability of our operating subsidiaries to distribute cash or other property to us. The Notes are not guaranteed by our subsidiaries, and therefore effectively rank junior to the liabilities of our current and future subsidiaries to the extent of the assets of such subsidiaries. The Indenture does not limit the amount of debt securities we or our subsidiaries may issue and does not restrict our ability, or the ability of our subsidiaries, to incur additional indebtedness (including, in certain cases, secured debt). Such additional indebtedness will effectively rank senior to the Notes to the extent of the value of the assets of such subsidiaries or the assets securing such indebtedness. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers” and “Risk Factors—Risks Relating to our Substantial Existing Indebtedness.”

Principal, Maturity and Interest

The 2020 Notes will be issued in an aggregate principal amount of $1,500,000,000, and will bear interest at the rate of 4.500% per annum. We will pay interest on our 2020 Notes in cash in arrears on each April 15 and October 15, commencing on October 15, 2015, to the persons in whose names our Notes are registered at the close of business on the April 1 and October 1 preceding the respective interest payment date. The 2020 Notes will mature on April 15, 2020. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months.

The 2023 Notes will be issued in an aggregate principal amount of $1,500,000,000, and will bear interest at the rate of 5.250% per annum. We will pay interest on our 2023 Notes in cash in arrears on each April 15 and October 15, commencing on October 15, 2015, to the persons in whose names our Notes are registered at the close of business on the April 1 and October 1 preceding the respective interest payment date. The 2023 Notes will mature on April 15, 2023. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months.
For the purposes of the Indenture, the 2020 Notes form part of the same series as the Initial 2020 Notes, and the 2023 Notes form part of the same series as the Initial 2023 Notes. There is currently $1,500,000,000 aggregate principal amount of Initial 2020 Notes and $1,500,000,000 aggregate principal amount of Initial 2023 Notes outstanding, and the outstanding principal amount will remain the same following the issuance of the Notes and the Exchange Offers.
We may issue definitive notes in the limited circumstances set forth in “Book-Entry, Delivery and Form—Form and Title”. If we issue definitive notes, payment of interest, other than interest at maturity, or upon redemption, may be made by check mailed to the address of the person entitled to the interest as it appears on the security register at the close of business on the regular record date corresponding to the relevant interest payment date. Notwithstanding this, (i) the depositary, as holder of our notes, or (ii) a holder of more than $5 million in aggregate principal amount of notes in definitive form can require the Paying Agent to make payments of interest, other than interest due at maturity, or upon redemption, by wire transfer of immediately available funds into an account maintained by the holder in the United States, by sending appropriate wire transfer instructions as long as the paying agent receives the instructions not less than ten days prior to the applicable interest payment date. The principal and interest payable in U.S. dollars at maturity, or upon redemption, will be paid by wire transfer of immediately available funds against presentation of a definitive note at the office of the Paying Agent.
Optional Redemption
Redemption at Our Option
The 2020 Notes

We may redeem the 2020 Notes, in whole or in part, at our option, at any time and from time to time, upon notice as described under “—Selection and Notice,” at a redemption price equal to the greater of (i) 101% of the principal amount of the 2020 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal, premium and interest (excluding accrued but unpaid interest to the redemption date) on the 2020 Notes to be redeemed to the maturity date thereof, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.
On and after the redemption date, interest will cease to accrue on the 2020 Notes or any portion of the 2020 Notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a paying agent or the Trustee money sufficient to pay the redemption price of and accrued interest on the 2020 Notes to be redeemed on that date. The Trustee shall not be responsible for calculating the redemption price of the 2020 Notes.
The 2023 Notes
We may redeem the 2023 Notes, in whole or in part, at our option, at any time and from time to time, upon notice as described under “—Selection and Notice,” at a redemption price equal to the greater of (i) 101% of the principal amount of the 2023 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal, premium and interest (excluding accrued but unpaid interest to the redemption date) on the 2023 Notes to be redeemed to the maturity date thereof, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

On and after the redemption date, interest will cease to accrue on the 2023 Notes or any portion of the 2023 Notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with a Paying Agent or the Trustee money sufficient to pay the redemption price of and accrued interest on the 2023 Notes to be redeemed on that date. The Trustee shall not be responsible for calculating the redemption price of the 2023 Notes.
Selection and Notice
If we are redeeming less than all of the Notes of a series at any time, the Notes of that series to be redeemed will be selected in accordance with the procedures of DTC.

Notices of redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to (w) each holder of Notes of such series to be redeemed at such holder’s registered address, (x) to the Trustee, (y) to the Registrar to forward to each holder of Notes of such series to be redeemed at such holder’s registered address, or (z) otherwise in accordance with the procedures of DTC, except that redemption notices may be given more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes of such series (as described under “—Legal Defeasance and Covenant Defeasance”) or a satisfaction and discharge of the Indenture (as described under “—Satisfaction and Discharge”). We may provide in such notice that the payment of the redemption price and the performance of our obligations with respect to such redemption of an applicable series of Notes may be performed by another person and may, at our discretion, be subject to one or more conditions precedent.
We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note of any series in the name of the holder of Notes of such series upon cancellation of the original Note of such series. Notes called for redemption become due on the date fixed for redemption.
Open Market Purchases

We may acquire Notes of each series by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture. Such Notes may be held, resold or, at our option, surrendered to the Trustee for cancellation.

Repurchase at the Option of Holders

Change of Control Event

The Notes of each series will provide that if a Change of Control Event (see “—Definitions”) occurs, unless we have previously or concurrently mailed a redemption notice with respect to all the then outstanding Notes of such series as described under “—Optional Redemption,” we will make an offer to purchase all of the Notes of such series pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount of such Notes, together with accrued and unpaid interest, if any, to the date of purchase, subject to the right of holders of record of such Notes on the relevant record date to receive interest due on the relevant interest payment date.

Repurchase of the Notes

In connection with any Change of Control Event (but not later than 30 days following any Change of Control Event), we will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, the Paying Agent and the Registrar, to each holder of Notes of an applicable series to the address of such holder appearing in the security register, or otherwise in accordance with the procedures of DTC, with the following information:

(1)    that a Change of Control Offer is being made pursuant to the covenant entitled “—Repurchase at the Option of Holders,” and that all Notes of such series properly tendered pursuant to such Change of Control Offer will be accepted for payment by us;
(2)    the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is sent (the “Change of Control Payment Date”);

(3)    that any Note of such series not properly tendered will remain outstanding and continue to accrue interest;
(4)    that unless we default in the payment of the Change of Control Payment, all Notes of such series accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;
(5)    that holders will be entitled to withdraw their tendered Notes of an applicable series and their election to require us to purchase such Notes, provided, however, that the Paying Agent receives, not later than the close of business on the fifth Business Day preceding the Change of Control Payment Date a facsimile or electronic mail transmission or a letter setting forth the name of the holder of the Notes of such series, the principal amount of such Notes tendered for purchase, and a statement that such holder is withdrawing its tendered Notes of such series and its election to have such Notes purchased;
(6)    that the holders whose Notes of an applicable series are being repurchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that the unpurchased portion of such Notes must be equal to a minimum of $200,000 and an integral multiple of $1,000 in principal amount in excess thereof;
(7)    if such notice is sent prior to the occurrence of a Change of Control Event, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control Event; and
(8)    other instructions, as determined by us, consistent with the covenant described hereunder, that a holder must follow to tender its Notes of an applicable series.
We will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes of such series pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations described in the Indenture by virtue thereof.
On the Change of Control Payment Date, we will, to the extent permitted by law:
(1)    accept for payment all Notes of an applicable series or portions thereof properly tendered pursuant to the Change of Control Offer;
(2)    deposit with the Paying Agent an amount equal to the aggregate Change of Control Payment in respect of all Notes of such series or portions thereof so tendered; and
(3)    deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by us.
Our ability to pay cash to the holders of an applicable series of Notes following the occurrence of a Change of Control Event will be limited by our then-existing financial resources. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, dispositions, refinancings or other recapitalizations, that would not constitute a Change of Control Event under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. The Indenture does not restrict our ability to incur unsecured Indebtedness.
We will not be required to make a Change of Control Offer following a Change of Control Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes of an applicable series validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control Event, conditional upon the Change of Control, if at the time of making of the Change of Control Offer (i) a definitive agreement is in place for the Change of Control, or (ii) a public offer has been made to acquire all of the outstanding common shares of the Company and has been declared unconditional.

The definition of “Change of Control” (see “—Definitions”) includes a disposition of all or substantially all of our consolidated assets. For the avoidance of doubt, a Change of Control shall be deemed not to have occurred as a result of any distribution (whether in kind, spin-off or any other transaction) in respect of all or substantially all holders of our common shares consisting of capital stock of, or similar equity interests in, or relating to, the business of Ferrari S.p.A. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control Event has occurred and whether we are required to make an offer to repurchase the Notes of any series as described above.
Except as described under “—Modification and Waiver of the Notes,” the provisions in the Indenture relative to our obligation to make an offer to repurchase the Notes of an applicable series as a result of a Change of Control Event may be waived or modified at any time with the written consent of the holders of a majority in principal amount of the then outstanding Notes of such series under the Indenture.
Negative Pledge

So long as any of the Notes remains outstanding we will not create any mortgage, charge, pledge, lien, encumbrance or other security interest (“Lien”) (other than a Permitted Lien, as defined below under “—Definitions”) upon our assets to secure any Quoted Indebtedness (see “—Definitions”) or any Qualifying Guarantee (see “—Definitions”) of such Quoted Indebtedness, unless in any such case we grant, for the benefit of holders of the Notes, a security interest in such assets that is equal and ratable to the security interests in favor of the holders of the Quoted Indebtedness (or, in the case of a Lien securing Quoted Indebtedness that is expressly subordinated or junior to the Notes, secured by a Lien that is senior in priority to such Lien).

Paying Agent and Registrar

We shall maintain an office or agency in the Borough of Manhattan, the City of New York, the State of New York, where the Notes may be presented for payment (the “Paying Agent”). We shall also maintain a Registrar in the Borough of Manhattan, City of New York, the State of New York. The Registrar shall keep a register of the Notes and of their transfer and exchange. We may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar. The term “Paying Agent” includes any additional paying agents.

We initially appoint The Bank of New York Mellon as Registrar and Paying Agent in connection with the Notes. We may change the Paying Agent or the Registrar without prior notice to any holder of a Note.
Global Clearance and Settlement Procedures
The Notes of each series initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., in each case, for credit to an account of a direct or indirect participant in DTC as described below.
Investors may elect to hold interests in the Global Notes of each series through either DTC (in the United States), Clearstream Banking, Societe Anonyme (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V. (“Euroclear”), as operator of the Euroclear System (outside of the United States), if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’ s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the names of their respective U.S. depositaries on the books of DTC. Except under circumstances described in “Book-Entry, Delivery and Form—Form and Title” below the Notes of each series will not be issuable in definitive form. The laws of some states require that certain purchasers of securities take physical delivery of their securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in the Global Notes of each series.
Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time and has been obtained from sources that we believe to be reliable. Except as set forth in “Book-Entry, Delivery and Form,” Global Notes of each series may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

See “Book-Entry, Delivery and Form” for a more detailed discussion.
Payment of Additional Amounts

All payments in respect of the Notes of any series by us, a Paying Agent, or any other person on behalf of us, or any successor thereto (each, a “Payor”) shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (collectively, “Taxes”) imposed, collected, withheld, assessed or levied by or on behalf of any jurisdiction in which the Payor is incorporated or tax resident, or any governmental authority or political subdivision thereof or therein having the power to tax (a “Relevant Jurisdiction”), unless the withholding or deduction of the Taxes is required by law of any Relevant Jurisdiction.

Where the withholding or deduction of Taxes is required by the law of any Relevant Jurisdiction, the Payor will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes of an applicable series such additional amounts (“Additional Amounts”) as are necessary so that the net payment by us or a Paying Agent or other Payor of the principal of and interest on such Notes, after deduction for any present or future tax, assessment or governmental charge of a Relevant Jurisdiction, imposed by withholding with respect to the payment, will not be less than the amount that would have been payable in respect of such Notes had no withholding or deduction been required. Our obligation to pay Additional Amounts shall not apply:
(1)    to any Taxes that are only payable because a present or former type of connection exists or existed between the holder or beneficial owner of the Notes of any series and a Relevant Jurisdiction other than a connection related solely to purchase or ownership of Notes of such series;
(2)    to any holder that is not the sole beneficial owner of Notes of a series, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that the beneficial owner, a beneficiary or settlor with respect to the fiduciary, or a member of the partnership would not have been entitled to the payment of an Additional Amount had such beneficial owner, beneficiary, settlor or member received directly its beneficial or distributive share of the payment;
(3)    to any Taxes that are imposed or withheld because the beneficial owner or any other person failed to accurately comply with a request from us or any Paying Agent to meet certification, identification or information reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of Notes of a series or to satisfy any information or reporting requirement, or to present the relevant Note (if certificated), if compliance such action is required as a precondition to exemption from, or reduction in, such tax, assessment or other governmental charge by the Relevant Jurisdiction;
(4)    to any Taxes that are imposed other than by withholding or deduction by us or a paying agent from the payment;
(5)    to any Taxes that are imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;
(6)    to any estate, inheritance, gift, sales, excise, transfer, wealth, personal property or similar Taxes;
(7)    to any Taxes any paying agent (which term may include us) must withhold from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent;
(8)    to any Taxes where withholding or deduction of such Taxes is imposed on a payment to an individual and is required to be made pursuant to European Union Council Directive 2003/48/EC of June 3, 2003, European Union Council Directive 2014/48/EU of March 24, 2014, or any other European Union Directive on the taxation of savings income in the form of interest payments implementing the conclusions of the ECOFIN (European Union Economic and Finance Ministers) Council Meeting of 26-27 November 2000 or any subsequent Council Meeting amending or supplementing those conclusions, or any law implementing or complying with, or introduced in order to conform to, either or both of those Directives;

(9)    to any Taxes where withholding or deduction of such Taxes is imposed on a Note of any series presented for payment by or on behalf of a beneficial owner who would have been able to avoid the withholding or deduction by presenting the relevant global note to another paying agent in a member state of the European Union; or
(10)    in the case of any combination of the above items.
In addition, any amounts to be paid on the Notes of any series will be paid net of any deduction or withholding imposed or required pursuant to Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, and no additional amounts will be required to be paid on account of any such deduction or withholding.
The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading “—Payment of Additional Amounts” and under the heading “—Redemption Upon a Tax Event,” we do not have to make any payment with respect to any Taxes imposed by any governmental authority or political subdivision having the power to tax.
Redemption Upon a Tax Event

If (a) a Payor becomes or will become obligated to pay Additional Amounts with respect to any Notes (as described under the heading “—Payment of Additional Amounts” above) as result of any change in, or amendment to, the laws or regulations of a Relevant Jurisdiction, or any change in the official interpretation of the laws or regulations of a Relevant Jurisdiction, which change or amendment becomes effective after April 9, 2015, the date on which the Initial Notes were sold, and (b) such obligation cannot be avoided by our taking reasonable measures available to us, we may at our option, having given not less than 30 days notice to the holders of such Notes (which notice shall be irrevocable), redeem all, but not a portion of, Notes of the applicable series at any time at their principal amount together with interest accrued to, but excluding, the date of redemption provided that no such notice of redemption shall be given earlier than 30 days prior to the earliest date on which we would be obliged to pay such Additional Amounts were a payment in respect of the Notes of such series then due. Prior to the publication of any notice of redemption pursuant to this paragraph, we shall deliver to the Trustee (i) a certificate stating that the requirements referred to in (a) and (b) above are satisfied, and (ii) an opinion of counsel to the effect that we have or will become obliged to pay such Additional Amounts as a result of the change or amendment, in each case to be held by the Trustee and made available for viewing at the offices of the Trustee on written request by any holder of the Notes of the applicable series.

Consolidation, Merger and Sale of Assets

We may consolidate with or merge with or into any other person, and may sell, transfer, or lease or convey all or substantially all of our properties and assets to another person; provided that the following conditions are satisfied:

•
When we merge or consolidate out of existence or sell or lease our properties and assets substantially as an entirety, the other company or firm must be organized under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof, Canada or any province thereof, Japan, Switzerland or any member state of the European Union or any political subdivision thereof;

•	The company we merge into or sell to must agree to be legally responsible for each series of Notes;

•
The consolidation, merger or sale of assets must not cause a default on any series of Notes, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an Event of Default (as defined below) that has occurred and not been cured. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

If the conditions described above are satisfied with respect to the applicable series of Notes, we will not need to obtain the approval of the holders of such series of Notes in order to merge or consolidate or to sell our assets (see “—Repurchase at the Option of Holders—Change of Control Event” for a more detailed discussion). Furthermore, these conditions will apply only if we wish to merge or consolidate with another entity or sell our properties and assets substantially as an entirety to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we do not sell our properties and assets substantially as an entirety. It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of each series of Notes, however, will have no approval right with respect to any transaction of this type.
If we consolidate with or merge with or into any other person, or sell, transfer, or lease or convey all or substantially all of our properties and assets to another person, in each case as described above, the successor person in any such transaction shall succeed to, and be substituted for, and may exercise every right and power of, FCA under the Indenture, and we, as the predecessor person, except in the case of a lease, shall be released from all of our obligations under the Indenture.
On October 29, 2014 our Board of Directors announced that it had authorized the separation of Ferrari from FCA, which is expected to be effected through a public offering of a portion of our interest in Ferrari and a spin-off of our remaining equity interest in Ferrari to our shareholders. For the avoidance of doubt, the terms of each series of Notes and the Indenture do not restrict such a public offering or distribution.
Reports and Other Information

The Indenture provides that we will either file with the SEC or provide to the holders of the Notes such annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to foreign private issuers subject to such Sections within the time periods prescribed for foreign private issuers. If at any time, we are not subject to the periodic reporting requirements of the Exchange Act for any reason, we will nevertheless continue providing these reports specified in the preceding sentence to the holders. We will not take any action for the purpose of causing the SEC not to accept any such filings. In addition, we will post any such required reports on our website within the time periods that would apply whether or not we are required to file those reports with the SEC.
Modification and Waiver of the Notes

Changes Not Requiring Holder Approval

We can make changes to the Indenture and each series of Notes without a vote by or consent of the holders of the applicable series of Notes in order to (1) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (2) conform the Indenture and the form or terms of the Notes of such series to this “Description of the Notes,” (3) cure any ambiguity, omission, mistake, defect or inconsistency that, as determined in good faith by us, does not materially adversely affect the rights of the holders of such Notes, (4) make any change that would provide any additional rights or benefits to the holders or that, as determined in good faith by us, does not adversely affect the legal rights under the Indenture of any such holder, (5) add covenants for the benefit of the holders or to surrender any right or power conferred upon us, (6) evidence and provide for the acceptance and appointment under the Indenture of a successor trustee thereunder pursuant to the requirements thereof or (7) evidence the succession of another person to our, and the assumption by any such successor of, covenants in the Indenture and in each series of Notes.
Changes Requiring Approval of the Holders of a Majority of the Notes

Except as provided in the next paragraph, the Indenture and each series of Notes may be amended or supplemented or waivers may be granted with the consent of the holders of at least a majority in aggregate notional amount of the applicable series of Notes then outstanding, other than Notes of such series beneficially owned by us or our subsidiaries. However, we cannot obtain a waiver of a payment default or of any of the matters described below under “—Changes Requiring Each Holders Approval” without the consent of each holder affected thereby.

Changes Requiring Each Holder’s Approval

There are changes that we cannot make to each series of Notes without the approval of each holder of such series of Notes affected thereby. The following is a list of those types of changes:

1.	reduce the principal amount of such Notes whose holders must consent to an amendment, supplement or waiver;

2.	reduce the principal amount of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes;

3.	reduce the rate of or change the time for payment of interest on any Note of such series;

4.
waive a default in the payment of principal of or premium, if any, or interest on the applicable series of Notes (except a rescission of acceleration of such Notes by holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration) or in respect of a covenant or provision contained in the Indenture which cannot be amended or modified without the consent of all affected holders;

5.	make any Note payable in money other than that stated therein;

6.	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders to receive payments of principal of or premium, if any, or interest on such Notes;

7.	make any change in these amendment and waiver provisions;

8.
impair the right of any holder to receive payment of principal of, or interest on such holder’s Notes of the applicable series on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes of such series; or

9.	make any change to the ranking of a series of Notes that would materially adversely affect the rights of holders of the Notes of such series.
In each case, the required approval must be given by written consent of the holders of the applicable series of Notes.
Legal Defeasance and Covenant Defeasance

With respect to any series of Notes, our obligations under the Indenture and such series of Notes will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes of that series issued thereunder. We may, at our option and at any time, elect to have all of our obligations discharged with respect to such series of Notes (“Legal Defeasance”) and cure all then existing Events of Default with respect to such series of Notes except for:

1.
the rights of holders of such series of Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture for such series of Notes;

2.
our obligations with respect to any series of Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

3.	the rights, powers, trusts, duties and immunities of the Trustee, Registrar and Paying Agent and our obligations in connection therewith; and

4.	the Legal Defeasance provisions of the Indenture.

In addition, with respect to any series of Notes, we may, at our option and at any time, elect to have our obligations discharged with respect to substantially all of the restrictive covenants in the Indenture and the Notes of an applicable series with respect to such series of Notes (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to such series of Notes. In the event Covenant Defeasance occurs with respect to a series of Notes, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to us) described under “-Events of Default” will no longer constitute an Event of Default with respect to such series of Notes.
In order to exercise either Legal Defeasance or Covenant Defeasance with respect to a series of Notes:

1.
we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the applicable series of Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants delivered to the Trustee, to pay the principal amount of, premium, if any, and interest due on such series of Notes on the stated maturity date or on the redemption date, as the case may be, of such principal amount, premium, if any, or interest on such Notes, and we must specify whether such Notes are being defeased to maturity or to a particular redemption date;

2.	in the case of Legal Defeasance, we shall have delivered to the Trustee an opinion of counsel confirming that, subject to customary assumptions and exclusions,
a.    we have received from, or there has been published by, the IRS a ruling, or
b.    since the issuance of such series of Notes, there has been a change in the applicable tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the applicable series of Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

3.
in the case of Covenant Defeasance, we shall have delivered to the Trustee an opinion of counsel confirming that, subject to customary assumptions and exclusions, the holders of the applicable series of Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

4.
no Default with respect to the applicable series of Notes (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to such other Indebtedness, and in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

5.
such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under any material agreement or instrument governing Indebtedness (other than the Indenture) to which we are a party or we are bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

6.
we shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by us with the intent of defeating, hindering, delaying or defrauding any of our creditors or others; and

7.
we shall have delivered to the Trustee an Officer’s Certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Events of Default

You will have special rights if an Event of Default (as defined below) occurs and is not cured, as described below. Each of the following is an “Event of Default” with respect to any series of Notes:

1.	default for 5 days or more in the payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes of such series;

2.	default for 30 days or more in the payment when due of interest on or with respect to such series of Notes;

3.	our failure to comply with our obligations under “—Consolidation, Merger and Sale of Assets” above with respect to such series of Notes;

4.
our failure to comply for 60 days after notice to us by the Trustee or to us and the Trustee by holders of at least 25 percent in principal amount of Notes of such series then outstanding with our obligation to make a Change of Control Offer in accordance with “—Repurchase at the Option of Holders—Change of Control Event” with respect to such series of Notes;

5.
our failure to comply for 120 days after notice to us by the Trustee or to us and the Trustee by holders of at least 25 percent in principal amount of Notes of such series then outstanding with our obligations to provide certain reports and other information under the Indenture;

6.
our failure to comply for 60 days after notice to us by the Trustee or to us and the Trustee by holders of at least 25 percent in principal amount of Notes of such series then outstanding with any of our other obligations, covenants or agreements contained in the Indenture or such series of Notes;

7.
our Indebtedness or the Indebtedness of a Material Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds €250.00 million; provided, however, that it will be deemed not to be an Event of Default if such Indebtedness is paid or otherwise acquired or retired (or for which such failure to pay or acceleration is waived or rescinded) within 30 Business Days after such failure to pay or such acceleration; and

8.	certain events of bankruptcy, insolvency or reorganization with respect to us.
Remedies if an Event of Default Occurs

If any Event of Default (other than of a type specified in clause (8) above) with respect to us occurs and is continuing under the Indenture, the Trustee or the holders of at least 25 percent in aggregate principal amount of a series of Notes then outstanding may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under certain events of bankruptcy, insolvency or reorganization with respect to us (as described in clause (8) above), all outstanding Notes of the applicable series will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the holders notice of any continuing default, except a default relating to the payment of principal, premium, if any, or interest, if a committee of its responsible officers determines that withholding notice is in the holders’ interest.
The Indenture provides that the holders of a majority in aggregate principal amount of the then outstanding Notes of each series under the Indenture by notice to the Trustee may, on behalf of the holders of all of the Notes of such series, waive any existing Default with respect to such series of Notes and its consequences under the Indenture (except a continuing default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting holder) and rescind any acceleration with respect to such series of Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in paragraph (7) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the applicable series of Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders, if within 30 days after such Event of Default arose:

1.	the Indebtedness that is the basis for such Event of Default has been discharged; or

2.	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

3.	the Default that is the basis for such Event of Default has been cured.
Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default with respect to the Notes of any series occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes thereunder unless such holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of an applicable series of Notes may pursue any remedy with respect to the Indenture or the Notes of such series unless:

1.	such holder has previously given the Trustee notice that an Event of Default is continuing;

2.	holders of at least 25 percent in aggregate principal amount of the then outstanding Notes of such series have requested the Trustee to pursue the remedy;

3.	holders of the Notes of such series have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

4.	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

5.	holders of a majority in aggregate principal amount of the then outstanding Notes of such series have not given the Trustee a direction inconsistent with such request within such 60-day period.
Subject to certain restrictions, under the Indenture the holders of a majority in aggregate principal amount of each series of Notes thereunder are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to such series of Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note of such series or that would involve the Trustee in personal liability.
We are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and we are required, within five Business Days after the dates on which a senior officer becomes aware of any default, to deliver to the Trustee a statement specifying such default.
No Personal Liability of Directors, Officers, Employees and Shareholders

None of our past, present or future directors, officers, employees, or shareholders or any of their direct or indirect equity holders shall have any liability for any of our obligations under any series of Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting Notes of any series waives and releases all such liability. The waiver and release are part of the consideration for issuance of such Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Satisfaction and Discharge

If we so request, the Indenture will cease to be of further effect with respect to a particular series of Notes issued thereunder, other than as to certain rights of registration of transfer or exchange of such series of Notes, as provided for in the Indenture, and the Trustee, at our expense, will execute proper instruments acknowledging satisfaction and discharge of the Indenture with respect to the Notes of such series when:

1.
all Notes of such series previously authenticated and delivered under the Indenture, other than destroyed, lost or stolen Notes of such series that have been replaced or paid and Notes of such series that have been subject to defeasance, have been delivered to the Trustee for cancellation; or

2.
all Notes of such series issued under the Indenture not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within 60 days or

(iii) will become due and payable at redemption within 60 days under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and expense; and

3.
we have irrevocably deposited or caused to be deposited with the Trustee in trust for the purpose, an amount sufficient to pay and discharge the entire Indebtedness arising under such series of Notes issued pursuant to the Indenture not previously delivered to the Trustee for cancellation, for principal of, premium, if any, on and interest on those Notes to the date of such deposit (in the case of Notes of such series that have become due and payable) or to the stated maturity of these Notes or redemption date, as the case may be; and

4.
in either of the foregoing cases: (i) we have paid or caused to be paid all sums payable under the Indenture by us; (ii) no Default or Event of Default under the Indenture then exists; and (iii) we have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Prescription Period

Any money that we deposit with the Trustee or any Paying Agent for the payment of principal or any interest on any Note that remains unclaimed for two years after the date upon which the principal and interest are due and payable will be repaid to us upon our request unless otherwise required by mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the holder of the global note will be able to seek any payment to which that holder may be entitled to collect only from us.
Notices

Notices to holders of each series of Notes will be given only to the depositary, in accordance with its applicable policies as in effect from time to time.
Further Issuances

We may from time to time, without notice to or the consent of the holders of any series of Notes, create and issue further notes ranking equally and ratably with such series of Notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date or except for the first payment of interest following the issue date of those further notes. Any further notes may have the same terms as to status, redemption or otherwise as, and may be fungible for tax purposes with, such series of Notes. Any further notes shall be issued pursuant to a resolution of our board of directors, a supplement to the Indenture, or under an officers’ certificate pursuant to the Indenture.
Regarding the Trustee

The Bank of New York Mellon is the Trustee under the Indenture with respect to the Notes (the “Trustee”) and is also the Registrar and Paying Agent in connection with the Notes. We may maintain banking relationships with the Trustee in the ordinary course of business.
Listing of the Notes

Although we expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof, we cannot assure you that our application will be approved or that any series of Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers” and “Plan of Distribution—Notes to be Listed on the Irish Stock Exchange”. If we are unable to obtain or maintain such listing, we may obtain and maintain listing for the Notes on another exchange in our sole discretion.

Enforcement of Court Decision

In the absence of an applicable treaty between the United States of America and the Netherlands, a judgment rendered by a New York court will not be enforced by the courts in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands the claim must be relitigated before a competent Dutch court in accordance with Section 431 of the Dutch Code of Civil Procedure. A Dutch court will, under current practice, generally grant the same judgment without relitigation on the merits if (a) that judgment results from proceedings compatible with Dutch concepts of due process, (b) that judgment does not contravene public policy (openbare orde) of the Netherlands and (c) the jurisdiction of the New York court has been based on an internationally acceptable ground.
Irish Listing Agent

Arthur Cox Listing Services Limited is acting solely in its capacity as listing agent for us in connection with the Notes and is not itself seeking admission of the Notes to the Official List of the Irish Stock Exchange or to trading on its Main Market of the Irish Stock Exchange for the purposes of the Prospectus Directive, as amended.
Governing law

The Indenture and the Notes are governed by, and shall be construed in accordance with, the laws of the State of New York.
Definitions

As used in the preceding section, the following terms have the following meanings:
“Change of Control” means the occurrence of any of the following after the Issue Date:

1.
the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of our consolidated assets, taken as a whole, directly or indirectly, to any person other than a Permitted Holder; or

2.
any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, or any successor provision), other than one or more Permitted Holders, shall become the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, or any successor provision) of more than 50 percent of the voting power of our capital stock.

“Change of Control Event” means the occurrence of a Change of Control and a Rating Decline.
“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
“Financial Services Subsidiary” means a subsidiary of ours:

A.	which carries on no material business other than the offer and sale of financial services products to customers of Members of the Group in any of the following areas:

1.
retail financing for the purchase, contract hire or lease of new or old equipment manufactured by a Member of the Group or any other manufacturer whose products are from time to time sold through the dealer network of a Member of the Group;

2.	other retail and wholesale financing programs reasonably related thereto, including, without limitation, financing to the dealer network of any Member of the Group;

3.
insurance and credit card products and services reasonably related thereto, together with the underwriting, marketing, servicing and other related support activities incidental to the offer and sale of such financial services products; and

4.	licensed banking activities; or

B.
a holding company of a Financial Services Subsidiary which carries on no material business or activity other than holding shares in that Financial Services Subsidiary and/or activities described in paragraph (A) above.

“Government Securities” means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.
“Indebtedness” means any indebtedness (whether principal, premium or interest) for or in respect of (A) any notes, bonds, debenture stock, loan stock or other securities, (B) any Loan Financing, or (C) any liability under or in respect of any banker’s acceptance or banker’s acceptance credit; provided, that (x) indebtedness of a Member of the Group to any other Member of the Group and (y) indebtedness that qualifies as Non-recourse Securitization Debt shall, in each case, not be deemed to be Indebtedness for purposes of the Negative Pledge or any other purpose of this Description of the Notes.
“Industrial Subsidiary” means each subsidiary of ours other than a Financial Services Subsidiary.
“Investment Grade” means a rating of BBB- or higher by S&P or a rating of Baa3 or higher by Moody's or the equivalent of such ratings.
“Issue Date” means April 14, 2015.
“Loan Financing” means any money borrowed from (A) a bank, financial institution, hedge fund, pension fund, or insurance company or (B) any other entity having as its principal business the lending of money and/or investing in loans, in each case other than public or quasi-public entities or international organizations with a public or quasi-public character.
“Material Subsidiary” means (A) FCA Italy S.p.A. (and any other person Controlled by us which FCA Italy S.p.A. is consolidated or merged with or into or to whom all or substantially all of the assets of such entity is sold, assigned, transferred, leased or otherwise disposed of); (B) FCA US LLC (and any other person Controlled by us which FCA US LLC is consolidated or merged with or into or to whom all or substantially all of the assets of such entity is sold, assigned, transferred, leased or otherwise disposed of); (C) any Member of the Group the total assets of which on a stand-alone basis (excluding intra-Group items and as determined from the entity’s most recent IFRS financial data used by us in the preparation of its most recent audited IFRS consolidated financial statements) constitutes five percent or more of the consolidated total assets of the Group (as determined from our most recent audited IFRS consolidated financial statements); (D) any Treasury Subsidiary or (E) any entity under our direct or indirect Control that directly or indirectly Controls a subsidiary that meets the requirements of the preceding clauses (A), (B), (C) or (D), provided that if any such entity Controls such a subsidiary only pursuant to the aggregate ownership test specified in the proviso to clause (1) of the definition of “Control,” “Controls” or “Controlled” below, then, and only then, we shall have the right to designate which such entities shall be deemed to so Control such a subsidiary provided that, in each case, such designated entities Control in the aggregate more than 50 percent of the relevant subsidiary’s voting stock. For purposes of this definition of “Material Subsidiary,” (i) the term “Control,” “Controls” or “Controlled” means (1) the direct or indirect ownership (beneficial or otherwise) of more than 50 percent of the voting stock of a person measured by voting power rather than number of shares, provided that to the extent that no single entity directly owns more than 50 percent of the voting stock of a person, entities with aggregate direct or indirect ownership of more than 50 percent of the voting stock of a person will be deemed to Control such person or (2) the power to appoint or remove all or the majority of the directors or other equivalent officers of a person and (ii) no Financial Services Subsidiary shall be considered or deemed to be a Material Subsidiary. Notwithstanding the foregoing, a subsidiary shall be considered or deemed to be a Material Subsidiary only to the extent that such is located or domiciled in an OECD Country (or, to the extent that the Organization for Economic Co-operation and Development or a successor organization no longer exists, the countries that were members of the relevant organization on the date such organization ceased to exist).
“Member of the Group” means each of the Company and any direct or indirect subsidiaries it fully consolidates on a line-by-line basis in accordance with IFRS.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
“Non-recourse Securitization” means any securitization, asset backed financing or transaction having similar effect under which an entity (or entities in related transactions) on commercially reasonable terms:

A.	acquires receivables for principally cash consideration or uses existing receivables; and

B.
issues any notes, bonds, commercial paper, loans or other securities (whether or not listed on a recognized stock exchange) to fund the purchase of or otherwise backed by those receivables and/or any shares or other interests referred to in clause (C)(2) under “—Permitted Liens” below and the payment obligations in respect of such notes, bonds, commercial paper, loans or other securities:

1.	are secured on those receivables; and

2.
are not guaranteed by any Member of the Group (other than as a result of any Lien which is granted by any Member of the Group as permitted by clause (C)(2) under “—Permitted Liens” below or as to the extent of any Standard Securitization Undertakings).

“Non-recourse Securitization Debt” means any Indebtedness incurred by a Securitization Entity pursuant to a securitization of receivables where the recourse in respect of that Indebtedness to us is limited to:

A.	those receivables and/or related insurance and/or any Standard Securitization Undertakings; and

B.	if those receivables comprise all or substantially all of the business or assets of such Securitization Entity, the shares or other interests of any Member of the Group in such Securitization Entity.
provided that any Indebtedness not qualifying as Non-recourse Securitization Debt solely because the extent of recourse to any Member of the Group with respect to such Indebtedness is greater than that provided in clauses (A) and (B) above shall only not qualify as Non-recourse Securitization Debt with respect to the extent of such additional recourse.
“OECD Country” means a country that is a member of the Organization for Economic Co-operation and Development or any successor organization at the time of the occurrence of a payment default or acceleration specified in “-Events of Default” above (or, to the extent that the Organization for Economic Co-operation and Development or a successor organization no longer exists, at the time the relevant organization ceased to exist).
“Permitted Holder” means (i) Exor S.p.A. and any other person under the control of Giovanni Agnelli e C. S.a.p.az. and their successors, (ii) each of the owners and beneficial holders of interests in Giovanni Agnelli e C. S.a.p.az. (at the Issue Date and each of their spouses, heirs, legatees, descendents and blood relatives to the third degree), or (iii) Giovanni Agnelli e C. S.a.p.az. Any person or group whose acquisition of assets or beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the covenant described under “—Repurchase at the Option of Holders—Repurchase of the Notes” (or would result in a Change of Control Offer in the absence of the waiver of such requirement by holders) will thereafter constitute an additional Permitted Holder.
“Permitted Liens” means:

A.	Liens existing on the Issue Date; or

B.
Liens arising by operation of law, by contract having an equivalent effect, from rights of set-off arising in the ordinary course of business between us and any of our respective suppliers or customers, or from rights of set-off or netting arising by operation of law (or by contract having similar effect) by virtue of the provision to us of clearing bank facilities or overdraft facilities; or

C.	any Lien over:
(1)    the receivables of a Securitization Entity (and any bank account to which such proceeds are deposited) which are subject to a Non-recourse Securitization as security for Non-recourse Securitization Debt raised by such Securitization Entity in respect of such receivables; and/or

(2)    the shares or other interests owned by any Member of the Group in any Securitization Entity as security for Non-recourse Securitization Debt raised by such Securitization Entity provided that the receivables or revenues which are the subject of the relevant Non-recourse Securitization comprise all or substantially all of the business of such Securitization Entity; or

D.
any Liens on assets acquired by a Member of the Group after the Issue Date, provided that (i) such Lien was existing or agreed to be created at or before the time the relevant asset was acquired by a Member of the Group, (ii) such Lien was not created in contemplation of such acquisition, and (iii) the principal amount then secured does not exceed the principal amount of the committed financing then secured (whether or not drawn), with respect to such assets at the time the relevant asset was acquired by a Member of the Group; or

E.
any Lien created to secure all or any part of the purchase price, or to secure Quoted Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by us after the Issue Date, provided, that (i) any such Lien shall extend solely to the item or items of property (or improvement thereon) so acquired or constructed and (ii) the principal amount of Quoted Indebtedness secured by any such Lien shall at no time exceed an amount equal to the fair market value of such property (or any improvement thereon) at the time of such acquisition or construction; or

F.
any Lien securing Quoted Indebtedness incurred to refinance other indebtedness itself secured by a Lien included in clauses (A), (B), (D) or (E) above, but only if the principal amount of the Quoted Indebtedness is not increased and only the same assets are secured as were secured by the prior Lien; or

G.
any Lien provided in favor of any bank or governmental (central or local), intergovernmental or supranational body, agency, department or other authority securing any of our Quoted Indebtedness under a loan scheme operated by (or on behalf of) Banco Nacional de Desenvolvimento Economico e Social, Finame, Banco de Minas Gerais, the United States Department of Energy, the United States Department of the Treasury, a member country of the OECD, Argentina, Brazil, China, India, South Africa or any supranational entity (such as the European Bank for Reconstruction and Development or the International Finance Corporation) where the provision of such Lien is required for the relevant loan; or

H.
(i) any Lien created on the shares of capital stock of any of our subsidiaries, and (ii) any Lien created on the assets of any of our subsidiaries of the type described in (E) above other than shares of capital stock of any of our subsidiaries.

“Qualifying Guarantee” means a direct or indirect guarantee in respect of any Indebtedness or a direct or indirect indemnity against the consequences of a default in the payment of any Indebtedness, other than, in each case, by endorsement of negotiable instruments, letters of credit or reimbursement agreements in the ordinary course of business.
“Quoted Indebtedness” means any Indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities and which at the time of issue is, or is capable of being, quoted, listed or ordinarily dealt in on any stock exchange or over-the-counter market or other securities market (whether or not initially distributed by means of a private placement).
“Rating Agencies” means (i) S&P and (ii) Moody’s or (iii) if S&P or Moody’s or both shall not make a rating of an applicable series of Notes publicly available, a securities rating agency or agencies, as the case may be, nationally recognized in the U.S. and selected by us, which shall be substituted for S&P or Moody’s or both, as the case may be.
“Rating Date” means the date which is 60 days prior to the date of the public notice by us or another person seeking to effect a Change of Control of an arrangement that, as determined in good faith by us, is expected to result in a Change of Control.
“Rating Decline” means the occurrence on any date from and after the date of the public notice by us or another person seeking to effect a Change of Control of an arrangement that, as determined in good faith by us, is expected to result in a Change of Control until the end of the 60 day period thereafter of a decline in the rating of an applicable series of Notes (i) in the event such Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, by at least one notch in the gradation of the rating scale (e.g., + or - for S&P or 1, 2 and 3 for Moody’s) from both Rating Agencies’ rating of such Notes, or (ii) in the event such Notes are rated as Investment Grade by either Rating Agency on the Rating Date, the rating of such Notes shall be reduced so that such Notes are rated below Investment Grade by both Rating Agencies. In no event shall the Trustee be responsible for monitoring or be charged with knowledge of a Rating Decline.

“Securitization Entity” means any special purpose vehicle created for the sole purpose of carrying out, or otherwise used solely for the purpose of carrying out a Non-recourse Securitization or any other Industrial Subsidiary which is effecting Non-recourse Securitization.
“S&P” means Standard & Poor’s, a division of The McGraw Hill Companies, Inc., and any successor to its rating agency business.
“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by any Member of the Group from time to time which are customary in relation to Non-recourse Securitization, including any performance undertakings with respect to servicing obligations or undertakings with respect to breaches of representations or warranties.
“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the 2020 Notes and the 2023 Notes, respectively; provided, however, that if the period from the redemption date to the maturity date for the applicable Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
“Treasury Subsidiary” means (A) each Fiat Chrysler Finance Europe S.A., Fiat Chrysler Finance North America Inc., and Fiat Chrysler Finance Canada Ltd. and (B) any other subsidiary of ours the primary purpose of which is borrowing funds, issuing securities or incurring Indebtedness. For the avoidance of doubt, “Treasury Subsidiary” does not, and shall not be deemed to, include any Financial Services Subsidiary.

BOOK-ENTRY DELIVERY AND FORM

The Notes of each series initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, Cede & Co., in each case, for credit to an account of a direct or indirect participant in DTC as described below.
Investors may elect to hold interests in the Global Notes of each series through either DTC (in the United States), Clearstream Banking, Societe Anonyme (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V. (“Euroclear”), as operator of the Euroclear System (outside of the United States), if they are participants in these systems, or indirectly through organizations which are participants in these systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’ s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the names of their respective U.S. depositaries on the books of DTC. Except under circumstances described in “—Form and Title” below the Notes of each series will not be issuable in definitive form. The laws of some states require that certain purchasers of securities take physical delivery of their securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in the Global Notes of each series.
Except as set forth below, the Global Notes of each series may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.
Depository Procedures
The following description of the operations and procedures of DTC, Clearstream Luxembourg and Euroclear is provided solely as a matter of convenience and has been obtained from sources that we believe to be reliable. These operations and procedures are solely within the control of DTC, Clearstream Luxembourg and Euroclear and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the applicable system or its participants directly to discuss these matters.
The Clearing Systems
DTC. DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include:

•	securities brokers and dealers;

•	banks;

•	trust companies;

•	clearing corporations; and

•	certain other organizations.

Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own ownership interests in DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Clearstream Luxembourg. Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the initial purchasers. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg participant either directly or indirectly.
Distributions with respect to the Notes of any series held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream Luxembourg.
Euroclear. Euroclear advises that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and eliminating any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear System is owned by Euroclear Clearance System Public Limited Company (ECSplc) and operated through a license agreement by Euroclear Bank S.A./N.V., a bank incorporated under the laws of the Kingdom of Belgium as the “Euroclear operator.” The Euroclear operator holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through electronic book-entry changes in accounts of such participants or other securities intermediaries. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services.
Non-participants of Euroclear may hold and transfer book-entry interests in the securities through accounts with a direct participant of Euroclear or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and the Euroclear operator. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission and the National Bank of Belgium. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the “Terms and Conditions Governing Use of Euroclear” and the related operating procedures of the Euroclear System, and applicable Belgian law, which are collectively referred to as the “terms and conditions.” The terms and conditions govern transfers of notes and cash within Euroclear, withdrawals of notes and cash from Euroclear, and receipts of payments with respect to notes in Euroclear. All notes in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants. Distributions with respect to the Notes of any series held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.
All interests in the Global Notes, including those held through Euroclear or Clearstream may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems.

Global Clearance and Settlement Procedures
Initial settlement for the Notes of each series and all subsequent payments will be made in same-day U.S. dollar funds. We will make payments of the principal of, and interest on, each series of Notes represented by the relevant Global Notes registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of such Global Notes.
We expect that DTC or its nominee, upon receipt of any payment of principal or interest on the Notes of a series represented by a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we nor the Trustee nor any other agent appointed under the Indenture will have any responsibility or liability for:

•	any aspect of records relating to, or payments made on account of, beneficial ownership interests in a Global Note with respect to any series of Notes;

•	maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

•	any other aspect of the relationship between DTC and its participants; or

•	the relationship between the participants and indirect participants and the owners of beneficial interests in a Global Note with respect to any series of Notes.

Unless and until exchanged in whole or in part for Certificated Securities of the applicable series (see “-Form and Title” below), Global Notes of such series may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Luxembourg participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds. Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other hand, will be effected in DTC in accordance with DTC rules on behalf of the relevant international clearing system by its U.S. depositary. However, cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to the respective U.S. depositary . Because of time-zone differences, credits of notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. These credits or any transactions in the Notes of any series settled during the processing will be reported to the relevant Clearstream Luxembourg or Euroclear participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes of any series by or through a Clearstream Luxembourg participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.
Although it is expected that DTC will follow the foregoing procedures in order to facilitate transfers among participants of DTC, they are under no obligation to perform or continue such procedures and such procedures may be changed or discontinued at any time. None of we, the Trustee, the Paying Agent or the Registrar have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing its operations.

Form and Title
So long as DTC or its nominee is the registered holder and owner of the Global Notes of a series of Notes, DTC or its nominee, as the case may be, will be considered the sole legal owner of the Notes of such series represented by the relevant Global Notes for all purposes under the Indenture and the Notes of such series issued thereunder. Except as set forth below, owners of beneficial interests in a Global Note of any series of Notes will not be entitled to receive definitive Notes of such series and will not be considered to be the owners or holders of any such Notes under such Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in a Global Note will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.
We expect that pursuant to the procedures established by DTC (i) upon the issuance of a Global Note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of participants and (ii) ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in such Global Note other than participants). The accounts to be credited will be designated by the initial purchasers of the beneficial interests. Ownership of beneficial interests in a Global Note is limited to participants or persons that may hold interests through participants.
A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”), only in the following limited circumstances:

•
DTC notifies us that it is unwilling or unable to continue as depositary for such Global Note or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days; or

•	there shall have occurred and be continuing an event of default with respect to a series of Notes under the Indenture and DTC shall have requested the issuance of Certificated Securities.
In any such instance, an owner of a beneficial interest in Global Notes of the applicable series will be entitled to physical delivery of Certificated Securities of such series represented by the Global Notes of such series equal in principal amount to such beneficial interest and to have such Certificated Securities registered in its name. The Certificated Securities will be issued as registered in minimum denominations of $200,000 and integral multiples of $1,000 thereafter, unless otherwise specified by us. Certificated Securities can be transferred by presentation for registration to the Registrar at its New York office and must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the Trustee duly executed by the holder or his attorney duly authorized in writing. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of any Certificated Securities.
The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer such notes will be limited to such extent.

REGISTRATION RIGHTS

We are making the Exchange Offers to comply with our obligations under the Registration Rights Agreement to register the exchange of the Notes for the Initial Notes. In the Registration Rights Agreement, we also agreed under certain circumstances, described below, to file a shelf registration statement to register the resale of certain Initial Notes and Notes. The following description is a summary of the material provisions of the Registration Rights Agreement. It does not restate that agreement in its entirety. We urge you to read the Registration Rights Agreement in its entirety because it, and not this description, defines your registration rights as holders of the Initial Notes.

We entered into a registration rights agreement with the initial purchasers of the Initial Notes (the "Registration Rights Agreement") on April 14, 2015, the original issue date. In this agreement, we agreed to (x) file with the SEC, within 270 days of the original issue date, and (y) use reasonable efforts to cause to become effective, within 360 days of the original issue date, a registration statement. We also agreed upon effectiveness of the exchange registration statement to offer to the holders of any series of Initial Notes tendered prior thereto who are able to make certain representations the opportunity to exchange their Initial Notes of such series for Notes in the Exchange Offers. Each Exchange Offer will remain open for at least 20 business days after the date notice of such Exchange Offer has been given to holders of the Notes of the applicable series. See "The Exchange Offers."

Notes not tendered in the Exchange Offers will bear interest at the rate set forth on the cover page of this Prospectus and will remain subject to all the terms and conditions specified in the Indenture and the Initial Notes, including transfer restrictions.
If (i) we are not required to consummate an exchange offer because this exchange offer is not permitted by applicable law or SEC policy, (ii) for any reason such exchange offer is not consummated within 390 days after the original issue date or (iii) with respect to any holder of transfer restricted securities (A) such holder is prohibited by applicable law or SEC policy from participating in such exchange offer, or (B) such holder may not resell the notes acquired by it in such exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or (C) such holder is a broker-dealer and holds Initial Notes acquired directly from us or one of our affiliates, then, upon such holder’s request, we shall cause to be filed a shelf registration statement pursuant to Rule 415 under the Securities Act, which may be an amendment to the exchange offer registration statement, no later than the 90th day after such filing obligation arises, but no earlier than the 390th day after the original issue date. We will use our reasonable efforts to cause such shelf registration statement to become effective within 90 days of filing such shelf registration statement and to use our best efforts to keep that shelf registration statement effective until the earlier of (i) the date that is one year from the effective date of the shelf registration statement and (ii) the date on which all Initial Notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement.

We agreed, in the event of such a shelf registration, to provide to each holder of the Initial Notes copies of the shelf registration statement and its amendments or supplements thereto and the prospectus, notify each holder of Initial Notes when the shelf registration statement has become effective and take certain other actions to facilitate the offering and disposition of the Initial Notes. A holder of Initial Notes that sells Initial Notes under a shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification obligations). We may suspend the effectiveness of the shelf registration statement for specified periods of time upon the occurrence of certain circumstances described in the Registration Rights Agreement.

We agreed that if (i) the exchange offer registration statement or the shelf registration statement is not filed with the SEC on or prior to the date specified for such filing in the applicable registration statement, (ii) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness, or the effectiveness target date, in the applicable registration statement, (iii) the exchange offer for either series of Initial Notes is not consummated within 40 business days of the Effectiveness Target Date with respect to the exchange offer registration statement or (iv) the exchange offer registration statement or the shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to certain exceptions, for its intended purpose without being succeeded immediately by a post-effective amendment to such registration statement that cures such failure and that is itself immediately declared effective (each such event referred to in clauses (i) through (iv) above, a “Registration Default”), then additional interest shall accrue on the principal amount of the affected Initial Notes of each series at a rate of 0.125% per annum for the first 90-day period immediately following such date. The amount of the additional interest will increase by an additional 0.125% per annum of the principal amount of such Initial Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of 0.5% per annum of the principal amount of such Initial Notes.

Immediately upon the cure of all Registration Defaults, the accrual of additional interest will cease. Holders of Initial Notes will be required to make certain representations to us (as described elsewhere in this Prospectus) in order to participate in the exchange offers and will be required to deliver certain information to be used in connection with the shelf registration statement within the time periods set forth in the Registration Rights Agreement in order to have their Initial Notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. By acquiring Initial Notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any registration statement. Holders of Initial Notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

MATERIAL TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by holders that will exchange Initial Notes for Notes pursuant to the Exchange Offers. It applies to you only if you acquired Initial Notes in the original offering at the offering price and you hold your Initial Notes, and will hold the Notes, as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or foreign currencies,

•	a regulated investment company,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10 percent or more, by vote or value, of FCA,

•	a person that owns Notes that are a hedge or that are hedged against interest rate or foreign currency risks,

•	a person that owns Notes as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that purchases or sells Notes as part of a wash sale for tax purposes, or

•	a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If you purchase Notes at a price other than the offering price for the Initial Notes, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.
This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.
Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.
The Exchange Offers

The exchange of Initial Notes for Notes will not be a taxable exchange for U.S. federal income tax purposes because the Notes will not be considered to be a "significant modification" of the Initial Notes. Rather, the Notes you receive will be treated as a continuation of your investment in the Initial Notes. As a result, you will not recognize gain or loss upon the exchange of your Initial Notes for Notes. In addition, your basis and holding period in the Notes will be the same as your basis and holding period in the Initial Notes exchanged therefor.

Characterization of the Notes

As described under “Description of the Notes—Repurchase at the Option of Holders—Change of Control Event,” if a Change of Control Event occurs, holders of the applicable series of Notes will in certain circumstances have the right to require us to repurchase all or part of their notes pursuant to the Change of Control Offer. Further, as described under “Exchange Offer; Registration Rights,” if we fail to file an exchange offer registration statement to exchange the Notes of each series for a new issue of substantially identical debt securities registered under the Securities Act pursuant to the Registration Rights Agreement and certain other conditions are met, we have agreed to pay additional interest to the holders of the Notes. The foregoing obligations may subject the notes to special rules that apply to contingent payment debt instruments. These rules generally require you to accrue interest income at a rate higher than the stated interest rate on the note and to treat as interest income (rather than capital gain) any gain recognized on a sale, exchange or retirement of your note before the resolution of the contingencies.

Notwithstanding the possibility of such contingent payments, under applicable U.S. Treasury regulations, payments on a note that are subject to one or more contingencies that are, in the aggregate, remote or incidental, may be ignored. We intend to take the position that the prospect that such payments will be made are remote and incidental contingencies and therefore that the notes are not subject to the rules governing contingent payment debt instruments. It is possible, however, that the IRS may take a contrary position, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.
U.S. Holders

This subsection describes the tax consequences to a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of a Note and you are:

•	a citizen or resident of the U.S.,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.
Payments of Interest. You will be taxed on interest on your Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.
You must include any tax withheld from the interest payment as ordinary income even though you do not in fact receive it. Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Holder as a credit is limited to the amount of the U.S. Holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, interest paid by FCA will be foreign source income and will, depending on the circumstances of the U.S. Holder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Holder. The rules governing foreign tax credits are complex and you should consult your tax advisor regarding the availability of the foreign tax credit in your situation.
Under Section 904(h) of the Code, if you are a U.S. person treated as owning 10 percent or more of the total combined voting power of all classes of FCA stock entitled to vote or if you are a person related to such a U.S. person, interest paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In certain circumstances, U.S. Holders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat interest that would otherwise be U.S. source interest as foreign source interest, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Holder’s ability to use foreign tax credits. FCA does not believe that it is 50 percent or more owned by U.S. persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that FCA may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code. U.S. Holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.
Purchase, Sale, Retirement and Other Disposition of the Notes. Your tax basis in your Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your Note. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.
Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.
Non-U.S. Holders

This subsection describes the tax consequences to a Non-U.S. Holder. You are a Non-U.S. Holder if you are a beneficial owner of a Note and you are, for U.S. federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a Note.

If you are a U.S. Holder, this subsection does not apply to you.
Payments of Interest. Under U.S. federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. Holder of a Note interest on a Note paid to you is exempt from U.S. federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the U.S., unless:

•	you are an insurance company carrying on a U.S. insurance business to which the interest is attributable, within the meaning of the Code, or

•	you both

◦	have an office or other fixed place of business in the U.S. to which the interest is attributable and

◦
derive the interest in the active conduct of a banking, financing or similar business within the U.S., or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Notes. If you are a Non-U.S. Holder of a Note, you generally would not be subject to U.S. federal income tax on gain realized on the sale, exchange or retirement of a Note unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S. or

•	you are an individual, you are present in the U.S. for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the U.S. federal estate tax, the Notes will be treated as situated outside the U.S. and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the U.S. at the time of death.
Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on a Note within the U.S., and the payment of proceeds to you from the sale of a Note effected at a U.S. office of a broker.
Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.
If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the U.S. by us or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the U.S. and the payment of the proceeds from the sale of a Note effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.
Payment of the proceeds from the sale of a Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the U.S. (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the U.S., (ii) the proceeds or confirmation are sent to the U.S. or (iii) the sale has certain other specified connections with the U.S.
You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.
Material Netherlands Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of Notes. It does not purport to describe every aspect of taxation that may be relevant to a particular holder of Notes (as defined below). Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of Notes in his particular circumstances.
Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. When “the Netherlands” and “Dutch” are used in this summary, these terms refer solely to the European part of the Kingdom of the Netherlands. This section also assumes that FCA is organized, and that the business will be conducted, in the manner outlined in this Prospectus. A change to the organizational structure or to the manner in which FCA conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.
This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Prospectus. The tax law upon which this summary is based is subject to changes, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.
This summary assumes that each transaction with respect to Notes is at arm’s length.
Where in this Netherlands taxation paragraph reference is made to a “holder of Notes,” that concept includes, without limitation:

1.	an owner of one or more Notes who in addition to the title to such Notes has an economic interest in such Notes;

2.	a person who or an entity that holds the entire economic interest in one or more Notes;

3.
a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more Notes, within the meaning of 1. or 2. above; or

4.
a person who is deemed to hold an interest in Notes, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

Withholding tax

All payments under the Notes may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority of or in the Netherlands.
Taxes on income and capital gains

The summary set out in this section "Taxes on income and capital gains" applies only to a holder of Notes who is a "Dutch Individual holder" or a "Dutch Corporate holder" or a "Non-resident holder".
For the purposes of this taxation section a holder is a "Dutch Individual" if such holder satisfies the following tests:

a.	such holder is an individual; and

b.	such holder is resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes.
For the purposes of this taxation section a holder is a "Dutch Corporate holder" if such holder satisfies the following tests:

a.	such holder is a corporate entity, including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its Notes;

b.	such holder is resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

c.	such holder is not an entity that, although subject to Dutch corporation tax, is in whole or in part, specifically exempt from that tax; and

d.	such holder is not an investment institution as defined in article 28 of the Dutch Corporation Tax Act 1969.

If a holder of Notes is not an individual and if such holder does not satisfy any one or more of these tests, with the exception to test b., such holder's Dutch corporation tax position is not discussed in this Prospectus. If a holder of Notes is not an individual and if such holder does not satisfy test b., please refer to "—Non-resident holders".
For the purposes of this section, a holder is a "Non-resident holder" if such holder is neither resident, nor deemed to be resident, in the Netherlands for the purposes of Dutch income tax or corporation tax, as the case may be.
Dutch Individual holders deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual holder derives or is deemed to derive any benefits from such holder's Notes, including any capital gain realized on the disposal of such Notes, that are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individual holders deriving benefits from miscellaneous activities

If a Dutch Individual holder derives or is deemed to derive (as outlined above) any benefits from such holders' Notes, including any capital gain realized on the disposal of such Notes, that constitute benefits from miscellaneous activities (as outlined below), such benefits are generally subject to Dutch income tax at progressive rates.

Benefits derived from Notes by a Dutch Individual holder are taxable as benefits from miscellaneous activities if such holder, or an individual who is a connected person in relation to such holder as meant by article 3.91, paragraph 2, letter b, or c, of the Dutch Income Tax Act 2001, has a substantial interest in FCA.

Generally, if a person holds an interest in FCA, such interest forms part of a substantial interest, or a deemed substantial interest, in FCA if such person - either alone or, in the case of an individual, together with his partner, if any - owns or is deemed to own, directly or indirectly, either a number of shares in FCA representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or profit participating certificates relating to five percent or more of the annual profits or to five percent or more of the liquidation proceeds.

For the purposes of circumstances above, if a holder is entitled to the benefits from shares or profit participating certificates (for instance if a holder is a holder of a right of usufruct), such holder is deemed to be a holder of shares or profit participating certificates, as the case may be, and such holder's entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Furthermore, a Dutch Individual holder may, inter alia, derive, or be deemed to derive, benefits from Notes that are taxable as benefits from miscellaneous activities in the following circumstances:

a.
if such holder makes Notes available or is deemed to make Notes available, legally or as a matter of fact, directly or indirectly, to certain parties as meant by articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there; or

b.
if any benefits to be derived from such holders' Notes, whether held directly or indirectly, are intended, in whole or in part, as remuneration for activities performed by such holder or by a person who is a connected person in relation to such holder as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001.

Other Dutch Individual holders

If a Dutch Individual holder's situation has not been discussed before in this section "—Taxes on income and capital gains," benefits from such holder's Notes will be taxed annually as a benefit from savings and investments. Such benefit is deemed to be four percent per annum of the holder's "yield basis," generally to be determined at the beginning of the relevant year, to the extent that such yield basis exceeds the "exempt net asset amount" for the relevant year. The benefit is taxed at the rate of 30 percent. The value of a holder's Notes forms part of the holder's yield basis. Under this rule, actual benefits derived from such holder's Notes, including any gain realized on the disposal of such Notes, are not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or to the parents who exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holders

If a holder of Notes is a Dutch Corporate holder, any benefits derived or deemed to be derived from such holder's Notes, including any gain realized on the disposal thereof, are generally subject to Dutch corporation tax.

Non-resident holders

A Non-Resident Holder of Notes will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by such holder from such holder's Notes, including any capital gain realized on the disposal thereof, if FCA is considered to be a tax resident of both the Netherlands and another jurisdiction in accordance with the domestic tax residency provisions applied by each of these jurisdictions, provided that an applicable double tax treaty between the Netherlands and such other jurisdiction attributes the tax residency exclusively to that other jurisdiction.
Regardless of the tax residency of FCA, a Non-resident holder of Notes who is an individual will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by such holder from such holder's Notes, including any payment under Notes and any capital gain realized on the disposal thereof, unless

(i)
such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder's Notes are attributable to such enterprise; or

(ii)	such holder derives benefits or is deemed to derive benefits from Notes that are taxable as benefits from miscellaneous activities in the Netherlands.
See above for a description of the circumstances under which the benefits derived from Notes may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.
Regardless of the tax residency of FCA, a Non-resident holder of Notes other than an individual will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived by such holder from such holder's Notes, including any payment under Notes and any capital gain realized on the disposal thereof, unless

(i)
such holder derives profits from an enterprise directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a holder of securities, which enterprise either is managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative which is taxable in the Netherlands, and such holder's Notes are attributable to such enterprise; or

(ii)	such holder has a substantial interest (as described above) or a deemed substantial interest in FCA.

A deemed substantial interest may be present if shares, profit participating certificates or rights to acquire shares in FCA are held or deemed to be held following the application of a non-recognition provision.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child who is under eighteen years of age are attributed to the parent who exercises, or the parents who exercise, authority over the child, irrespective of the country of residence of the child.

General

Subject to the above, a Non-Resident holder of Notes will not be subject to income taxation in the Netherlands by reason only of the execution and/or enforcement of the documents relating to the issue of Notes or the performance by FCA of its obligations under such documents or under the Notes.

Gift and inheritance taxes

If a holder of Notes disposes of Notes by way of a gift, in form or in substance, or if a holder of the Notes who is an individual dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

(i)	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

(ii)	the donor made a gift of Notes, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

For purposes of Netherlands gift and inheritance tax, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied. If the condition precedent is fulfilled after the death of the donor, the gift is deemed to be made upon the death of the donor.
For purposes of the above, a gift of Notes made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the (i) the execution and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of the Notes, or (ii) the performance by FCA of its obligations under such documents or under the Notes, or (iii) the transfer of Notes.
Value added tax
No Dutch value added tax will arise in respect of any payment in consideration for the issue of the Notes.
Residence

A holder of the Notes will not be treated as a resident of the Netherlands by reason only of the holding of Notes or the performance by FCA of its obligations under the Notes.
Material U.K. Tax Consequences

This section describes the material United Kingdom tax consequences of ownership of Notes for holders of Notes with no connection to the United Kingdom other than the holding of Notes, specifically the U.K. rules on (i) withholding on account of income tax and reporting of income and (ii) stamp duty and stamp duty reserve tax. It does not purport to be a complete analysis of all potential U.K. tax consequences of ownership of Notes. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.
Noteholders should consult their own tax advisors on the U.K. tax consequences of owning and disposing of Notes in their particular circumstances.
Withholding from interest payments

Provided that the Notes are and continue to be listed on a recognized stock exchange for the purposes of Section 1005 Income Tax Act 2007, payments of interest may be made without deduction of U.K. income tax. The Main Market of the Irish Stock Exchange is a recognized stock exchange for these purposes. The Notes will be treated as listed on the Irish Stock Exchange if they are both admitted to trading on the Irish Stock Exchange and are officially listed in Ireland in accordance with provisions corresponding to those generally applicable in countries in the European Economic Area.
In other cases interest payments may be required to be made by FCA under deduction of U.K. income tax at the basic rate (currently 20 percent) on the basis that they have a U.K. source, subject to the availability of other reliefs under domestic law or to any direction to the contrary from H.M. Revenue and Customs in respect of such relief as may be available pursuant to the provisions of any applicable double tax treaty.
The attention of holders of the Notes is drawn to “Description of Notes—Payment of Additional Amounts.”
Stamp duty and stamp duty reserve tax

No liability to U.K. stamp duty will arise on the issue of Notes to holders. FCA will not maintain any register of Notes in the U.K. and, accordingly, (i) U.K. stamp duty will not normally be payable in connection with a transfer of Notes, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of the issue of or any agreement to transfer Notes. In any event, the Notes are expected to fall within an exemption for debt instruments, so there should be no charge to U.K. stamp duty or SDRT tax for a purchaser on any subsequent transfer of the Notes.

Information Reporting

Information relating to securities may be required to be provided to HM Revenue & Customs in certain circumstances. This may include the value of the securities, details of the holders or beneficial owners of the securities (or the persons for whom the securities are held), details of the persons to whom payments derived from the securities are or may be paid and information and documents in connection with transactions relating to the securities. Information may be required to be provided by, amongst others, the holders of the securities, persons by (or via) whom payments derived from the securities are made or who receive (or would be entitled to receive) such payments, persons who effect or are a party to transactions relating to the securities on behalf of others and certain registrars or administrators. In certain circumstances, the information obtained by HM Revenue & Customs may be provided to tax authorities in other countries.
European Directive on the Taxation of Savings Income

Under European Union Council Directive 2003/48/EC (as amended and adapted from time to time, the “Directive”) on the taxation of savings income, each Member State of the European Union is required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person established within its jurisdiction to an individual resident, or other types of entity established, in that other Member State. During a transitional period, Austria is instead required to operate a withholding system in relation to such payments, unless during that period it elects otherwise (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld). The ending of the transitional period is dependent upon the conclusion of certain other agreements relating to information exchanges with certain specifically-identified non-European Union countries and territories. A number of those non-European Union countries and territories, including Switzerland, San Marino, Liechtenstein, Monaco, and Andorra, have agreed to adopt similar measures (i.e., either the provision of information or transitional withholding). Once the transitional period comes to an end, any Member State still operating a withholding system must move to the automatic exchange of information.
On March 24, 2014, the Council of the European Union adopted directive 2014/48/EU amending the Directive. Directive 2014/48/EU entered into force on April 15, 2014, but the changes will become effective only when implemented in domestic legislation. EU Member States have until January 1, 2016 to adopt national legislation necessary to comply with Directive 2014/48/EU, and that legislation must apply from January 1, 2017. The changes will broaden the scope of the Directive. Among other things, they will expand the circumstances in which payments must be reported or paid subject to withholding. This approach will apply to payments made to (or for the benefit of) or secured for, persons, entities or legal arrangements (including trusts) where certain conditions are satisfied, and may in some cases apply where the person, entity or arrangement is established or effectively managed outside of the European Union.
Holders should consult their tax advisors regarding the implications of the Directive in their particular circumstances.
The attention of holders of the Notes is drawn to “Description of Notes—Payment of Additional Amounts.”

PLAN OF DISTRIBUTION
Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, including the Exxon Capital Holdings Corporation no-action letter (available May 13, 1988) and the Morgan Stanley & Co., Inc. no-action letter (available June 5, 1991), as interpreted in the Shearman & Sterling no action letter (dated July 2, 1993), and similar no-action letters, we believe that Notes issued in exchange for the Initial Notes may be offered for resale, resold and otherwise transferred by holders so long as such holder:

•	is not a broker-dealer that acquired the Initial Notes from us or in market-making transactions or other trading activities;

•	acquires the Notes in the ordinary course of your business;

•	has no arrangements or understandings with any person to participate in the distribution of the Notes within the meaning of the Securities Act; and

•	is not an affiliate of ours, as defined in Rule 405 under the Securities Act.

Offers, sales and transfers of Notes may be made without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Notes and that participating broker-dealers receiving Notes in the Exchange Offers will be subject to a prospectus delivery requirement with respect to resales of such Notes. To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities, such as the exchange pursuant to the Exchange Offers (other than a resale of an unsold allotment from the sale of the Initial Notes to the initial purchasers), with the prospectus contained in the registration statement relating to the exchange offers. Pursuant to the Registration Rights Agreement, dated April 14, 2015, between the Company and the initial purchasers named therein (the “Registration Rights Agreement”) the Company has agreed to permit participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this Prospectus in connection with the resale of such Notes. The Company has agreed that, for a period of up to 180 days after the effectiveness of the registration statement relating to the Exchange Offers, the Company will make this Prospectus and any amendment or supplement thereto available to any broker-dealer that requests such documents in the letter of transmittal for the Exchange Offers. Each holder of the Initial Notes who wishes to exchange its Initial Notes for Notes in the Exchange Offers will be required to make certain representations to us as set forth in “The Exchange Offers.” In addition, each holder who is a broker-dealer and who receives Notes for its own account in exchange for the Initial Notes that were acquired by it as a result of market-making activities or other trading activities will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such Notes.

We will not receive any proceeds from any sale of Notes by broker-dealers. Notes received by brokers-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Notes. Any broker-dealer that resells Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal for the Exchange Offers states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will pay all reasonable and documented out-of-pocket expenses (other than commissions or concessions of any brokers or dealers) incident to their performance of or compliance with the Registration Rights Agreement, including SEC filing fees and the fees of counsel for the Company and independent certified public accountants for the Company, as set forth in the Registration Rights Agreement. The Company will indemnify holders of transfer restricted securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the Registration Rights Agreement.

Following consummation of the Exchange Offers, we may, in our sole discretion, commence one or more additional exchange offers to holders of Initial Notes who did not exchange their Initial Notes for Notes in the Exchange Offers, on terms that may differ from those contained in the registration statement relating to the Exchange Offers. This Prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any such additional exchange offers.

Such additional exchange offers will take place from time to time until all outstanding Initial Notes have been exchanged for Notes pursuant to the terms and conditions herein.

Notes To Be Listed on the Irish Stock Exchange
Although we expect to obtain and maintain a listing for the Notes on the Official List of the Irish Stock Exchange and to admit the Notes for trading on the Main Market thereof, we cannot assure you that our application will be approved or that any series of Notes will be listed and, if listed, that such Notes will remain listed for the entire term of such Notes. Trading on such market is not an indication of the merits of the Company or the Notes. The Notes of each series will be newly issued in exchange for the Initial Notes of the applicable series pursuant to the Exchange Offers, and there is currently no established trading market for the Notes. We were advised by the initial purchasers of the Initial Notes that they intend to make a market in the Notes and the Initial Notes. However, they are under no obligation to do so and may discontinue any market-making activities with respect to the Notes at any time without any notice. We cannot assure the liquidity of the trading market for the Notes. If an active trading market for any series of Notes does not develop, the market price and liquidity of such Notes may be adversely affected. If any series of Notes is traded, it may trade at a discount from its initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors. See “Risk Factors—Risks Relating to the Notes and the Exchange Offers.”

VALIDITY OF THE NOTES
The validity of the Notes will be passed upon on our behalf by Sullivan & Cromwell LLP, New York, New York, which has advised FCA as to certain U.S. legal matters, and Loyens & Loeff N.V., which has advised FCA as to certain Dutch law matters.

EXPERTS
The Consolidated Financial Statements of FCA as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in this Prospectus have been audited by Reconta Ernst & Young S.p.A., an independent registered public accounting firm, as set forth in their report thereon, which is included in this Prospectus. The Consolidated Financial Statements of FCA have been included in this Prospectus in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, in accordance therewith, are required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided below.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies the securities of which are registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we furnish or make available to our shareholders annual reports containing our audited Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and make available to our shareholders quarterly reports containing our interim financial information for the first three fiscal quarters of each fiscal year.
As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information included in the registration statement. For further information about us and the Notes, we refer you to the registration statement. You should be aware that the statements made in this Prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the Prospectus, these statements should be read along with the full and complete text of the related documents.
You may read and copy any document we file with or furnish to the SEC free of charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain documents we file with or furnish to the SEC on the SEC website at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. Please visit the website or call the SEC at 1 (800) 732-0330 for further information about its public reference room. Reports and other information concerning the business of FCA may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.
We also make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at www.fcagroup.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information on or that can be accessed through our website is not part of this Prospectus.

FIAT CHRYSLER AUTOMOBILES N.V.
AND SUBSIDIARIES
INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED INCOME STATEMENTS
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Net revenues	(1)	26,396	22,125
Cost of sales	(2)	22,979	19,331
Selling, general and administrative costs	(3)	1,986	1,680
Research and development costs	(4)	727	626
Result from investments:	(5)	50	33
Share of the profit of equity method investees		44	24
Other income from investments		6	9
Gains on the disposal of investments		—	8
Restructuring costs	(6)	4	10
Other income/(expenses)	(7)	42	(249)
EBIT		792	270
Net financial expenses	(8)	606	493
Profit/(loss) before taxes		186	(223)
Tax expense/(income)	(9)	94	(50)
Profit/(loss) from continuing operations		92	(173)
Net profit/(loss)		92	(173)
Net profit/(loss) attributable to:
Owners of the parent		78	(189)
Non-controlling interests		14	16
Basic earnings/(loss) per ordinary share (in €)	(10)	0.052	(0.155)
Diluted earnings/(loss) per ordinary share (in €)	(10)	0.052	(0.155)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Net profit/(loss) (A)		92	(173)

Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:	(17)
(Losses) on remeasurement of defined benefit plans		(67)	(2)
Related tax impact		16	(1)
Total items that will not be reclassified to the Consolidated Income Statements in subsequent periods (B1)		(51)	(3)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:	(17)
(Losses) on cash flow hedging instruments		(6)	(57)
Gains on available-for-sale financial assets		15	5
Exchange differences on translating foreign operations		1,433	51
Share of Other comprehensive income/(loss) for equity method investees		46	(5)
Related tax impact		(9)	15
Total items that may be reclassified to the Consolidated Income Statements in subsequent periods (B2)		1,479	9

Total Other comprehensive income, net of tax (B1)+(B2)=(B)		1,428	6

Total Comprehensive income/(loss) (A)+(B)		1,520	(167)

Total Comprehensive income/(loss) attributable to:
Owners of the parent		1,505	(257)
Non-controlling interests		15	90

The accompanying notes are an integral part of the Interim Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (UNAUDITED)

	Note	At March 31, 2015	At December 31, 2014

		(€ million)
Assets
Intangible assets:	(11)	25,321	22,847
Goodwill and intangible assets with indefinite useful lives		15,753	14,012
Other intangible assets		9,568	8,835
Property, plant and equipment	(12)	28,184	26,408
Investments and other financial assets:		2,089	2,020
Investments accounted for using the equity method		1,522	1,471
Other investments and financial assets		567	549
Deferred tax assets	(9)	3,594	3,547
Other assets		130	114
Total Non-current assets		59,318	54,936
Inventories	(13)	12,624	10,449
Assets sold with a buy-back commitment		2,250	2,018
Trade receivables	(14)	2,949	2,564
Receivables from financing activities	(14)	3,545	3,843
Current tax receivables	(14)	277	328
Other current assets	(14)	2,802	2,761
Current financial assets:		1,538	761
Current investments		43	36
Current securities		226	210
Other financial assets	(15)	1,269	515
Cash and cash equivalents	(16)	21,669	22,840
Total Current assets		47,654	45,564
Assets held for sale		6	10
Total Assets		106,978	100,510
Equity and liabilities
Equity:	(17)	15,235	13,738
Equity attributable to owners of the parent		14,893	13,425
Non-controlling interest		342	313
Provisions:	(19)	22,550	20,372
Employee benefits		10,609	9,592
Other provisions		11,941	10,780
Deferred tax liabilities	(9)	104	233
Debt	(20)	33,366	33,724
Other financial liabilities	(15)	1,300	748
Other current liabilities	(21)	11,985	11,495
Current tax payables		250	346
Trade payables		22,188	19,854
Total Equity and liabilities		106,978	100,510
The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		For the three months ended March 31,
	Note	2015	2014
		(€ million)
Cash and cash equivalents at beginning of the period	(16)	22,840	19,455
Cash flows provided by operating activities:
Net profit/(loss) for the period		92	(173)
Amortization and depreciation		1,397	1,168
Net (gains)/losses on disposal of tangible and intangible assets		(1)	2
Net (gains)/losses on disposal of investments		—	(8)
Other non-cash items	(24)	(7)	243
Dividends received		112	55
Change in provisions		274	384
Change in deferred taxes		85	(118)
Change in items due to buy-back commitments and GDP vehicles	(24)	6	53
Change in working capital	(24)	(1,000)	(210)
Total		958	1,396
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(2,078)	(1,443)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(75)	(2)
Proceeds from the sale of tangible and intangible assets		6	17
Proceeds from disposal of other investments		—	7
Net change in receivables from financing activities		360	(211)
Change in current securities		8	9
Other changes		(9)	24
Total		(1,788)	(1,599)
Cash flows used in financing activities:
Issuance of bonds	(24)	—	3,011
Repayment of bonds	(24)	(1,500)	—
Issuance of other medium-term borrowings	(24)	953	1,840
Repayment of other medium-term borrowings	(24)	(1,139)	(3,892)
Net change in other financial payables and other financial assets/liabilities	(24)	(63)	107
Increase in share capital		5	1
Distribution of certain tax obligations		—	(45)
Acquisition of non-controlling interests	(24)	—	(2,691)
Total		(1,744)	(1,669)
Translation exchange differences		1,403	(83)
Total change in Cash and cash equivalents		(1,171)	(1,955)
Cash and cash equivalents at end of the period	(16)	21,669	17,500
The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans		Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)		(134)	4,258	12,584
Capital increase	1	—	—	—	—	—	—		—	—	1
Share-based payments	—	—	1	—	—	—	—		—	—	1
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,623	35	171	—	(518)	(1)	—	(3,976)	(2,665)
Distribution of certain taxes paid	—	—	—	—	—	—	—		—	(45)	(45)
Net (loss)/profit	—	—	(189)	—	—	—	—		—	16	(173)
Other comprehensive income/(loss)	—	—	—	(41)	(24)	5	(3)		(5)	74	6
Other changes	—	—	4	—	—	—	—		—	—	4
March 31, 2014	4,478	(259)	6,299	95	198	(8)	(1,278)		(139)	327	9,713

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738
Capital increase	—	—	—	—	—	—	—	—	5	5
Net profit	—	—	78	—	—	—	—	—	14	92
Other comprehensive income/(loss)	—	—	—	(6)	1,425	14	(51)	45	1	1,428
Other changes	—	—	(37)	—	—	—	—	—	9	(28)
At March 31, 2015	17	—	13,795	(75)	2,849	(23)	(1,629)	(41)	342	15,235
(1) The €518 million relates to the 41.5 percent interest in FCA US's remeasurement of defined benefit plans reserve of €1,248 million upon FCA's acquisition of the 41.5 percent remaining interest it did not previously own.

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Corporate Information
Fiat Chrysler Automobiles N.V. is incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands with its principal executive offices in the United Kingdom. Unless otherwise specified, the terms “Group”, “FCA Group”, “Company” and “FCA”, or any one or more of them, as the context may require, refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries.
The Group and its subsidiaries, among which the most significant is FCA US LLC (“FCA US”), are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.

SIGNIFICANT ACCOUNTING POLICIES
Authorization of Consolidated financial statements and compliance with International Financial Reporting Standards
The Interim Consolidated Financial statements at March 31, 2015 of FCA were authorized for issuance on May 7, 2015 and have been prepared in accordance with IAS 34 - Interim financial reporting. The Interim Consolidated Financial Statements should be read in conjunction with the FCA Consolidated Financial Statements for the year ended December 31, 2014 (the “FCA Consolidated Financial Statements at December 31, 2014”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph - New standards and amendments effective from January 1, 2015.
Basis of Preparation
The preparation of the Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section – Use of estimates in the FCA Consolidated Financial Statements at December 31, 2014 included within this Prospectus for a detailed description of the more significant valuation procedures used by the Group.
Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual Consolidated Financial Statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements. The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.
The Group’s presentation currency is Euro (€).

Certain prior year amounts in the accompanying Interim Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item “Other unusual income/(expenses)” on the Interim Consolidated Income Statements. All amounts previously reported within the “Other unusual income/(expenses)” line item have been reclassified into the appropriate line item within the Interim Consolidated Income Statements based upon the nature of the transaction. For the three months ended March 31, 2014, a total of €94 million related to the devaluation of the Venezuelan Bolivar was reclassified from Other unusual income/(expense) to Cost of sales. In addition, a total of €271 million was reclassified to Other income/(expense) from Other unusual income/(expense), which includes the €495 million expense recognized in connection with the execution of the memorandum of understanding (the “MOU”) with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), entered into by FCA US on January 21, 2014, offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned. Furthermore, €18 million was reclassified to Selling, General and Administrative costs from “Other unusual income/(expenses)”.
New standards and amendments effective from January 1, 2015
The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Consolidated Financial Statements.

•
The Group adopted the narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•
The Group adopted the IASB's Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. There was no significant effect from the adoption of these amendments.

At the date of these Interim Consolidated Financial Statements, the IASB had not issued any new standards, amendments or interpretations. Reference should be made to the section - New standards and amendments not yet effective - within the FCA Consolidated Financial Statements at December 31, 2014 included within this Prospectus for a detailed description of new standards not yet effective as of March 31, 2015.
Exchange Rates
The principal exchange rates used to translate other currencies into Euros were as follows:

	2015		2014
	For the three months ended March 31,	At March 31,	For the three months ended March 31,	At March 31,
U.S. Dollar	1.126	1.076	1.370	1.379
Brazilian Real	3.224	3.496	3.240	3.128
Chinese Renminbi	7.023	6.671	8.358	8.575
Serbian Dinar	121.500	120.215	115.720	115.385
Polish Zloty	4.193	4.085	4.184	4.172
Argentine Peso	9.780	9.477	10.407	11.033
Pound Sterling	0.743	0.727	0.828	0.828
Swiss Franc	1.072	1.046	1.224	1.219

SCOPE OF CONSOLIDATION

In January 2015, FCA entered into a merger agreement with Mercurio S.p.A. (“Mercurio”) whereby the net assets of the Group's wholly owned subsidiary, La Stampa, were merged with Mercurio's wholly owned subsidiary, Società Edizioni e Pubblicazioni S.p.A., (“SEP”), which owned and operated the Italian newspaper “Il Secolo XIX”. As a result of the merger agreement, FCA owns 77.0 percent of the combined entity, Italiana Editrice S.p.A., with the remaining 23.0 percent owned by Mercurio. In addition, FCA granted Mercurio a put option to sell its entire share in Italiana Editrice S.p.A., which is exercisable from January 1, 2019 to December 31, 2019.

Given the net assets acquired by FCA constitute a business and FCA was deemed to be the acquirer and in control of Italiana Editrice S.p.A., the Group accounted for the merger transaction as a business combination. The Group recorded the identifiable net assets acquired at fair value and recognized €54 million of goodwill.

(1) Net revenues
Net revenues were as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Revenues from:
Sales of goods	25,401	21,235
Services provided	504	510
Contract revenues	336	273
Interest income of financial services activities	78	62
Lease installments from assets under operating leases	77	45
Total Net revenues	26,396	22,125

(2) Cost of sales
Cost of sales for the three months ended March 31, 2015 and 2014 amounted to €22,979 million and €19,331 million, respectively, comprised mainly of expenses incurred in the manufacturing and distribution of vehicles and parts, of which cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs. Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer.
The decrease in value related to assets sold with buy-back commitments that was recognized within cost of sales was €73 million during the three months ended March 31, 2015 (€41 million for the three months ended March 31, 2014).
Cost of sales in 2015 and 2014 also included €43 million and €45 million, respectively, of interest and other financial expenses from financial services companies. Cost of sales for the three months ended March 31, 2014 included €94 million in remeasurement charges recognized as a result of the foreign exchange process in Venezuela and the Group’s related change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar. There were no similar remeasurement charges for the three months ended March 31, 2015 (see Note 27 for further details).

(3) Selling, general and administrative costs
Selling costs for the three months ended March 31, 2015 and 2014 amounted to €1,295 million and €1,064 million, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events and sponsorship.
General and administrative costs for the three months ended March 31, 2015 and 2014 amounted to €691 million and €616 million, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing or research and development functions.

(4) Research and development costs
Research and development costs were as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Research and development costs expensed	412	376
Amortization of capitalized development costs	314	245
Write-off of costs previously capitalized	1	5
Total Research and development costs	727	626
Refer to Note 11 for information on capitalized development costs.

(5) Result from investments
Result from investments for the three months ended March 31, 2015 and 2014, amounting to €50 million and €33 million, respectively, mainly consisted of the Group’s share in the net profit of equity method investees for €44 million for the three months ended March 31, 2015 and €24 million for the three months ended March 31, 2014, resulting from improved results of the Group's investments in FCA Bank S.p.A. (“FCA Bank”) and Tofas-Turk Otomobil Fabrikasi Tofas A.S. (“Tofas”).
Result from investments also includes other income and expenses arising from investments measured at cost.

(6) Restructuring costs
Net restructuring costs for the three months ended March 31, 2015 amounting to €4 million primarily related to restructuring provisions recognized in the NAFTA and LATAM segments.
Net restructuring costs for the three months ended March 31, 2014 amounted to €10 million and primarily related to the LATAM and Components segments.

(7) Other income/(expenses)
For the three months ended March 31, 2015, Other income amounted to €42 million.
For the three months ended March 31, 2014, Other expenses amounted to €249 million, primarily relating to the €495 million expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US on January 21, which was partially offset by the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the acquisition of the remaining interest in FCA US previously not owned.

(8) Net financial expenses
The following table sets out details of the Group’s Financial income and expenses, including the amounts reported in the Interim Consolidated Income Statements within the Net financial expenses line item, as well as Interest income from financial services activities, recognized within Net revenues, and Interest cost and other financial charges from financial services companies, recognized within Cost of sales.

	For the three months ended March 31,
	2015	2014
Financial income:	(€ million)
Interest income and other financial income	56	51
Interest income of financial services activities	78	62
Gains on disposal of securities	1	1
Total Financial income	135	114

Total Financial income relating to:
Industrial companies (A)	57	52
Financial services companies (reported within Net revenues)	78	62

Financial expenses:
Interest expense and other financial expenses	512	463
Write-downs of financial assets	36	20
Losses on disposal of securities	4	1
Net interest expenses on employee benefits provisions	97	75
Total Financial expenses	649	559
Net expenses from derivative financial instruments and exchange rate differences	57	31

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	706	590

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	663	545
Financial services companies (reported within Cost of sales)	43	45
Net financial expenses relating to industrial companies (A - B)	606	493

(9) Tax expense/(income)
Tax expense/(income) was as follows:

	For the three months ended March 31,
	2015	2014
	(€ million)
Current tax expense	107	51
Deferred tax income	(10)	(117)
Taxes relating to prior periods	(3)	16
Total tax expense/(income)	94	(50)
Tax expense of €94 million for three months ended March 31, 2015, compared with the tax income of €50 million for the three months ended March 31, 2014 increased primarily as a result of an increase in Profit before tax. For the three months ended March 31, 2014, Profit/(loss) before taxes included certain one-off charges including the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of the remaining equity interest of FCA US previously not owned. There were no such similar one-off charges during the three months ended March 31, 2015.
The Group recognizes in its Interim Consolidated Statements of Financial Position within Net deferred tax assets, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

	At March 31, 2015	At December 31, 2014
	(€ million)
Deferred tax assets	3,594	3,547
Deferred tax liabilities	(104)	(233)
Net deferred tax assets	3,490	3,314
The increase from the Net deferred tax asset balance at December 31, 2014 to the balance at March 31, 2015 was primarily due to the effect of foreign currency translation.

(10) Earnings/(loss) per share
Basic earnings/(loss) per share
The basic earnings/(loss) per share for the three months ended March 31, 2015 and 2014 was determined by dividing the Profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods.
The following table provides the amounts used in the calculation of basic earnings/(loss) per share for the periods presented:

		For the three months ended March 31,
		2015	2014
		Ordinary shares	Ordinary shares
Profit/(loss) attributable to owners of the parent	million €	78	(189)
Weighted average number of shares outstanding	thousand	1,508,310	1,216,148
Basic earnings/(loss) per ordinary share		€0.052	(0.155)

Diluted earnings/(loss) per share
In order to calculate the diluted earnings per share for the three months ended March 31, 2015, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if the maximum number of ordinary shares related to the mandatory convertible securities were converted. The mandatory convertible securities did not dilute the basic earnings per share, there were no outstanding share based payment plans and there were no other instruments that diluted the basic earnings per share.
For the three months ended March 31, 2014, the theoretical effect that would arise if the share based payment plans were exercised were not taken into consideration in the calculation of diluted loss per share as this would have had an anti-dilutive effect.
(11) Intangible assets

	Balance at December 31, 2014	Additions	Change in the scope of consolidation	Amortization	Translation differences and other changes	Balance at March 31, 2015
( € million)
Goodwill and intangible assets with indefinite useful lives	14,012	—	54	—	1,687	15,753
Other intangible assets	8,835	634	—	(397)	496	9,568
Total Intangible assets	22,847	634	54	(397)	2,183	25,321
During the three months ended March 31, 2015, the Group capitalized development costs of €598 million (€451 million in the three months ended March 31, 2014).
At March 31, 2015, “Goodwill and intangible assets with indefinite useful lives” mainly includes goodwill arising from the acquisition of interests in FCA US of €11,494 million (€10,185 million at December 31, 2014) and in Ferrari S.p.A of €786 million (€786 million at December 31, 2014).
For the three months ended March 31, 2015, “Translation differences and other changes” includes foreign exchange gains of €2,195 million relating to the appreciation of the U.S. Dollar against the Euro.

(12) Property, plant and equipment

	Balance at December 31, 2014	Additions	Depreciation	Translation differences	Divestitures and other changes	Balance at March 31, 2015
( € million)
Property, plant and equipment	26,408	1,444	(1,000)	1,333	(1)	28,184
Additions of €1,444 million for the three months ended March 31, 2015 mainly relate to the car mass-market operations. Positive translation differences of €1,333 million for the three months ended March 31, 2015 arose primarily from the appreciation of the U.S. Dollar against the Euro.
At March 31, 2015, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €1,168 million (€2,263 million at December 31, 2014).

(13) Inventories

	At March 31, 2015	At December 31, 2014

(€ million)
Raw materials, supplies and finished goods	12,361	10,294
Gross amount due from customers for contract work	263	155
Total Inventories	12,624	10,449
Inventories increased by €2,175 million from December 31, 2014 in line with the trend in production and sales volumes for the period in the various markets in which the Group operates combined with a €747 million favorable currency exchange translation impact on raw materials, supplies and finished goods.
The amount of inventory write-downs recognized as an expense within cost of sales during the three months ended March 31, 2015 was €125 million (€90 million for the three months ended March 31, 2014).
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector and can be analyzed as follows:

	At March 31, 2015	At December 31, 2014

( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	2,174	1,817
Less: Progress billings	(2,199)	(1,914)
Construction contracts, net of advances on contract work	(25)	(97)
Gross amount due from customers for contract work as an asset	263	155
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	(288)	(252)
Construction contracts, net of advances on contract work	(25)	(97)

(14) Current receivables and Other current assets
The composition of the Current receivables and Other current assets was as follows:

	At March 31, 2015	At December 31, 2014

( € million)
Trade receivables	2,949	2,564
Receivables from financing activities	3,545	3,843
Current tax receivables	277	328
Other current assets:
Other current receivables	2,168	2,246
Accrued income and prepaid expenses	634	515
Total Other current assets	2,802	2,761
Total Current receivables and Other current assets	9,573	9,496

Receivables from financing activities include the following:

	At March 31, 2015	At December 31, 2014

( € million)
Dealer financing	1,887	2,313
Retail financing	1,104	1,039
Finance leases	368	349
Other	186	142
Total Receivables from financing activities	3,545	3,843
Receivables from financing activities at March 31, 2015 decreased by €298 million. Excluding translation exchange effects arising mainly from trends in the Brazilian Real, U.S. Dollar and Chinese Renminbi rates to the Euro, Receivables from financing activities decreased by €346 million as a result of the decreased lending portfolio of the financial services activities of the Group.
Transfer of assets
At March 31, 2015, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,005 million (€4,511 million at December 31, 2014). The transfers related to trade receivables and other receivables for €4,260 million (€3,676 million at December 31, 2014) and financial receivables for €745 million (€835 million at December 31, 2014). These amounts include receivables of €2,629 million (€2,611 million at December 31, 2014), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).
(15) Other financial assets and Other financial liabilities
These line items mainly consist of fair value measurement of derivative financial instruments and collateral deposits (held in connection with derivative transactions and debts). The overall change in Other financial assets (from €515 million at December 31, 2014 to €1,269 million at March 31, 2015), and in Other financial liabilities (from €748 million at December 31, 2014 to €1,300 million at March 31, 2015), is mostly due to fluctuations in exchange rates, in interest rates and in commodity prices during the period.
As Other financial assets and liabilities primarily consist of hedging derivatives financial instruments, the change in their value is compensated by the change in the value of the hedged items.

(16) Cash and cash equivalents
At March 31, 2015, Cash and cash equivalents, amounting to €21,669 million (€22,840 million at December 31, 2014), include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificate of deposits that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela. The cash and cash equivalents denominated in VEF amounted to €106 million (VEF 1,372 million) at March 31, 2015 and €123 million (VEF 1,785 million) at December 31, 2014. Refer to Note 27 for further discussion on Venezuelan currency regulations.

(17) Equity
Total shareholders’ equity at March 31, 2015 increased by €1,497 million from December 31, 2014, primarily as a result of net profit for the period of €92 million, the increase in cumulative exchange differences on translating foreign operations of €1,478 million, partially offset by the decrease in the remeasurement of defined benefit plans reserve net of related tax impact and the decrease in the cash flow hedge reserve.
Share capital
At March 31, 2015, fully paid-up share capital of FCA amounted to €17 million (€17 million at December 31, 2014) and consisted of 1,287,276,952 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2014).

Other comprehensive income
Other comprehensive income was as follows:

	For the three months ended March 31,
	2015	2014
(€ million)
Items that will not be reclassified to the Consolidated Income Statements in subsequent periods:
(Losses) on remeasurement of defined benefit plans	(67)	(2)
Total items that will not be reclassified to the Consolidated Income Statements (B1)	(67)	(2)

Items that may be reclassified to the Consolidated Income Statements in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(253)	32
Gains/(losses) on cash flow hedging instruments reclassified to the Consolidated Income Statements	247	(89)
(Losses) on cash flow hedging instruments	(6)	(57)
Gains on available-for-sale financial assets	15	5
Exchange differences on translating foreign operations	1,433	51
Share of Other comprehensive income/(loss) for equity method investees arising during the period	43	(6)
Share of Other comprehensive income for equity method investees reclassified to the Consolidated Income Statements	3	1
Share of Other comprehensive income/(loss) for equity method investees	46	(5)

Total items that may be reclassified to the Consolidated Income Statements (B2)	1,488	(6)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	1,421	(8)
Tax effect	7	14
Total Other comprehensive income, net of tax	1,428	6
The tax effect relating to Other comprehensive income was as follows:

	For the three months ended March 31,
	2015			2014
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	(67)	16	(51)	(2)	(1)	(3)
Gains/(losses) on cash flow hedging instruments	(6)	(9)	(15)	(57)	15	(42)
Gains/(losses) on available- for-sale financial assets	15	—	15	5	—	5
Exchange gains/(losses) on translating foreign operations	1,433	—	1,433	51	—	51
Share of Other comprehensive income/(loss) for equity method investees	46	—	46	(5)	—	(5)
Total Other comprehensive income	1,421	7	1,428	(8)	14	6

Non-controlling interest
Total non-controlling interest at March 31, 2015 of €342 million primarily related to the 10.0 percent interest held in Ferrari S.p.A. (€313 million at December 31, 2014).

(18) Share-based compensation
Stock Grant plans linked to Fiat shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of Fiat ordinary shares. One third of the rights vested on February 22, 2013, one third vested on February 22, 2014 and one third vested on February 22, 2015, which had been subject to the requirement that the Chief Executive Officer remain in office. The Plan was serviced through the issuance of new shares.
Changes in the Retention LTI Plan during the three months ended March 31, 2015 were as follows:

	Number of Fiat shares	Average fair value at the grant date (€)
Outstanding shares unvested at January 1, 2015	2,333,334	4.205
Granted	—	—
Forfeited	—	—
Vested	(2,333,334)	4.205
Outstanding shares unvested at March 31, 2015	—	—
Nominal costs of €0.3 million were recognized during the three months ended March 31, 2015 for this plan.

(19) Provisions

	At March 31,	At December 31,
	2015	2014
(€ million)
Employee benefits	10,609	9,592
Other provisions
Warranty provision	5,581	4,845
Restructuring provision	126	131
Investment provision	9	8
Other risks and charges	6,225	5,796
Total Other provisions	11,941	10,780
Total Provisions	22,550	20,372
Provisions for Employee benefits include provisions for both pension plans and other post-employment benefits.
Provisions for Other risk and charges amount to €6,225 million at March 31, 2015 (€5,796 million at December 31, 2014) and include provisions for sale incentives and for contractual, commercial and legal risks.
Warranty provision increased by €736 million in the three months ended March 31, 2015, which was primarily driven by the net change of the warranty provision in the NAFTA segment of approximately €203 million and approximately €453 million of foreign currency translation effects when translating from U.S. Dollar to Euro.

(20) Debt

	At March 31, 2015	At December 31, 2014
(€ million)
Bonds	16,975	17,648
Borrowings from banks	13,259	12,751
Payables represented by securities	1,389	1,373
Asset-backed financing	188	469
Other debt	1,555	1,483
Total Debt	33,366	33,724
Debt decreased by €358 million at March 31, 2015. Net of foreign currency exchange translation effects, the decrease in Debt was €1,453 million, primarily as a result of the repayment of a bond at maturity of €1,500 million. During the three months ended March 31, 2015, medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €953 million, while medium and long-term loan repayments amounted to €1,139 million.

Bonds
The principal bond issues outstanding at March 31, 2015 and December 31, 2014 were as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	March 31, 2015	December 31, 2014
Global Medium Term Notes:					(€ million)
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875%	February 13, 2015	—	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000%	September 7, 2015	406	353
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375%	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750%	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250%	November 23, 2016	383	333
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000%	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625%	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000%	November 22, 2017	430	374
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625%	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375%	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125%	September 30, 2019	239	208
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750%	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750%	March 22, 2021	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750%	July 15, 2022	1,350	1,350
Others	EUR	7			7	7
Total Global Medium Term Notes					10,765	12,075
Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000%	June 15, 2019	2,672	2,368
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250%	June 15, 2021	2,863	2,537
Total other bonds					5,535	4,905
Hedging effect and amortized cost valuation					675	668
Total bonds					16,975	17,648
(1) Bond for which a listing on the Irish Stock Exchange was obtained.
(2) Bond for which a listing on the SIX Swiss Exchange was obtained.
(3) Includes 2019 Notes and 2021 Notes and collectively referred to as “Secured Senior Notes”.
Notes Issued Under The GMTN Program
Changes in Global Medium Term Notes during the three months ended March 31, 2015 were mainly due to the repayment of a bond at maturity with a nominal value of €1,500 million issued by Fiat Chrysler Finance Europe S.A.
All bonds issued by the Group, excluding FCA US, are currently governed by the terms and conditions of the Global Medium Term Note Program (“GMTN Program”). A maximum of €20 billion may be used under this program, of which notes of approximately €10.8 billion have been issued and are outstanding at March 31, 2015 (€12.1 billion at December 31, 2014). The GMTN Program is guaranteed by FCA, which may from time to time buy back bonds in the market that have been issued. Such buybacks, if made, depend upon market conditions, the Group's financial situation and other factors which could affect such decisions.

Borrowings from banks
At March 31, 2015, Borrowings from banks includes €2,913 million (€2,587 million at December 31, 2014) outstanding, which includes accrued interest, on the U.S.$3,250 million (€3,020 million) term loan of FCA US (“Tranche B Term Loan due 2017”) and €1,601 million (€1,421 million at December 31, 2014) outstanding, which includes accrued interest, on the U.S.$1,750 million (€1,626 million) term loan of FCA US (“Tranche B Term Loan due 2018”). The FCA US secured revolving credit facility amounting to U.S.$1.3 billion (€1.2 billion) remains undrawn at March 31, 2015. The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the FCA US secured revolving credit facility (“Revolving Credit Facility”), are collectively referred to as the “Senior Credit Facilities”.
On March 20, 2015, FCA Mexico, S.A. de C.V., (“FCA Mexico”), our principal operating subsidiary in Mexico, entered into a U.S.$900 million (approximately €0.9 billion) non-revolving loan agreement (“Mexico Bank Loan”), maturing on March 20, 2022. On March 20, 2015, FCA Mexico received an initial disbursement of U.S.$500 million (€0.5 billion), which bears interest at one-month LIBOR plus 3.35 percent per annum. The remaining U.S.$400 million (€0.4 billion) is available for disbursement, subject to meeting the preconditions for additional disbursements, for the four month period subsequent to March 20, 2015, the effective date of the loan agreement. At the end of that four month period, FCA Mexico can extend the disbursement term for an additional 14 months, subject to a commitment fee of 0.50 percent per annum on the remaining undisbursed balance. Principal payments are due on the loan in seventeen equal quarterly installments based on the total amount of all disbursements made under the loan agreement, beginning March 20, 2018, and interest is paid monthly throughout the term of the loan. The loan agreement requires FCA Mexico to maintain certain fixed and other assets as collateral, and comply with certain covenants, including, but not limited to, financial maintenance covenants, limitations on liens, incurrence of debt and asset sales. The Group may not prepay all or any portion of the loan prior to the 18-month anniversary of the effective date of the loan agreement. The proceeds of this transaction were used to prepay all amounts outstanding under the Mexican development bank credit facilities amounting to approximately €414 million. In connection with the prepayment of the Mexican development bank credit facilities, a non-cash charge of €9 million was recorded within Net financial expenses for the period ended March 31, 2015 reflecting the write-off of the remaining unamortized debt issuance costs.
Medium/long term committed credit lines currently available to the treasury companies of the Group (excluding FCA US), with residual maturity after twelve months amount to approximately €3.5 billion at March 31, 2015 (€3.3 billion at December 31, 2014), of which €2.1 billion related to the 3-year syndicated revolving credit line due in July 2016 that was undrawn at March 31, 2015 and at December 31, 2014.
Additionally, the operating entities of the Group (excluding FCA US) have committed credit lines available, with residual maturity after twelve months, to fund scheduled investments, of which approximately €0.7 billion (excluding the undisbursed €0.4 billion on the Mexico Bank Loan) was undrawn at March 31, 2015 (€0.9 billion at December 31, 2014).
Payables represented by securities
At March 31, 2015, Group’s Payables represented by securities primarily included the unsecured Canadian Health Care Trust Notes (“Canadian HCT Notes”) totaling €595 million, including accrued interest (€651 million at December 31, 2014, including accrued interest). During the three months ended March 31, 2015, FCA US's Canadian subsidiary made a prepayment on a Canadian HCT note of €92 million, including accrued interest.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39, Financial Instruments: Recognition and Measurement, derecognition requirements and are recognized as assets in the Consolidated Statements of Financial Position under Current receivables and Other current assets (Note 14). Asset-backed financing decreased by €281 million during the three months ended March 31, 2015.
At March 31, 2015, debt secured by assets of the Group (excluding FCA US) amounts to €752 million (€777 million at December 31, 2014), of which €384 million (€379 million at December 31, 2014) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America.

At March 31, 2015, debt secured by assets of FCA US amounts to €11,232 million (€9,881 million at December 31, 2014), and includes €10,358 million (€9,093 million at December 31, 2014) relating to the Secured Senior Notes and the Senior Credit Facilities and €272 million (€251 million at December 31, 2014) due to creditors for assets acquired under finance leases and other debt and financial commitments for €602 million (€537 million at December 31, 2014).
In addition, at March 31, 2015 the Group’s assets include current receivables to settle Asset-backed financing of €188 million (€469 million at December 31, 2014).

(21) Other current liabilities
Other current liabilities consisted of the following:

	At March 31,	At December 31,
	2015	2014
	(€ million)
Advances on buy-back agreements	2,867	2,571
Indirect tax payables	1,433	1,495
Accrued expenses and deferred income	3,442	2,992
Payables to personnel	823	932
Social security payables	380	338
Amounts due to customers for contract work	288	252
Other	2,752	2,915
Total Other current liabilities	11,985	11,495
On January 21, 2015, the second installment payment of approximately €155 million (U.S.$175 million) was made in accordance with the MOU entered into with the UAW.

(22) Fair value measurement
The carrying amounts of the Group's assets and liabilities approximated fair value as of March 31, 2015 and December 31, 2014. Our estimates of the fair values were determined using available market information and appropriate valuation methods. As these amounts are estimates, the use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value amounts. There were no changes in fair valuation techniques during the period and the Group continues to follow the valuation techniques described in Note 30 of the Consolidated Financial Statements included within this Prospectus. Proper classification of fair value measurements within the valuation hierarchy is considered at each reporting period.
IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2015 and at December 31, 2014:

		At March 31, 2015				At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)				(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income		125	14	—	139	110	14	—	124
Other non-current securities		40	—	23	63	45	—	22	67
Current securities available-for-sale		29	—	—	29	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		43	—	—	43	36	—	—	36
Current securities held for trading		197	—	—	197	180	—	—	180
Other financial assets	(15)	42	1,227	—	1,269	38	473	4	515
Cash and cash equivalents	(16)	20,043	1,626	—	21,669	20,804	2,036	—	22,840
Total Assets		20,519	2,867	23	23,409	21,243	2,523	26	23,792
Other financial liabilities	(15)	—	1,281	19	1,300	—	740	8	748
Total Liabilities		—	1,281	19	1,300	—	740	8	748
During the three months ended March 31, 2015 and 2014, there were no transfers between Levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in level 2).

The following table provides a reconciliation for the changes in items measured at fair value and categorized as Level 3 in the three months ended March 31, 2015 and 2014:

	2015	2014
	(€ million)
Other non-current securities:
At January 1,	22	12
(Losses) recognized in Interim Consolidated Income Statement(1)	(2)	—
Gains recognized in Other comprehensive income(2)	3	—
At March 31,	23	12
__________________________
(1) The (losses) are recognized in Net financial expense in the accompanying Interim Consolidated Income Statement.
(2) The gains recognized in Other comprehensive income have been included in Currency Translation Differences.

	2015	2014
	(€ million)
Other financial assets/(liabilities):
At January 1,	(4)	2
Gains recognized in Interim Consolidated Income Statement(1)	—	2
(Losses)/gains recognized in Other comprehensive income(2)	(15)	8
Issues/Settlements	—	(4)
At March 31,	(19)	8
__________________________
(1) The gains are recognized in Cost of sales in the accompanying Interim Consolidated Income Statement.
(2) The (losses)/gains recognized in Other comprehensive income have been included in Currency Translation Differences (-€2 million) and Cash Flow Reserves (-€13 million) for the three months ended March 31, 2015; the gains/(losses) recognized in Other comprehensive income have been included in Currency Translation Differences (€1 million) and Cash Flow Reserves (€7 million) for the three months ended March 31, 2014.

Assets and liabilities not measured at fair value on recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		1,887	1,887	2,313	2,312
Retail financing		1,104	1,098	1,039	1,032
Finance lease		368	369	349	351
Other receivables from financing activities		186	186	142	142
Receivables from financing activities	(14)	3,545	3,540	3,843	3,837
Asset backed financing		188	188	469	469
Bonds		16,975	18,247	17,648	18,794
Other debt		16,203	16,364	15,607	15,685
Debt	(20)	33,366	34,799	33,724	34,948
The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes, are categorized as Level 2. At March 31, 2015, €12,112 million and €6,135 million of Bonds were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At March 31, 2015, €13,776 million and €2,588 million of Other Debt were classified within Level 2 and Level 3, respectively.

(23) Related party transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.19 percent common shares shareholding interest and 44.31 percent voting power at March 31, 2015). Related parties also include CNH Industrial N.V., (“CNHI”), and other unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, members of the FCA Board of Directors, Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.

The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•	the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A.;

•	the sale of engines, other components and production systems to companies of CNHI;

•	the provision of services and the sale of goods with the joint operation Fiat India Automobiles Private Limited;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas; and

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.
The most significant financial transactions with related parties generate Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement. Receivables from financing activities due from related parties also include receivables due from CNHI mainly arising from customer factoring provided by the Group’s financial services companies. Debt due to related parties includes certain balances due to CNHI, mainly relating to factoring and dealer financing in Latin America.
The amounts of the transactions with related parties recognized in the Interim Consolidated Income Statements were as follows:

	For the three months ended March 31,				For the three months ended March 31,
	2015				2014
	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)
	(€ million)
Total joint arrangements and associates	853	397	3	(6)	469	317	5	(8)
CNHI	139	117	—	—	170	120	—	1
Other	17	3	6	—	12	5	18	—
Total transactions with related parties	1,009	517	9	(6)	651	442	23	(7)

Non-financial assets and liabilities originating from related party transactions were as follows:

	At March 31, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Total joint arrangements and associates	242	368	73	134	222	431	6	121
CNHI	57	19	28	7	49	24	23	8
Other	33	12	3	1	31	20	2	2
Total for related parties	332	399	104	142	302	475	31	131

Financial assets and liabilities originating from related party transactions were as follows:

	At March 31, 2015			At December 31, 2014
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Total joint arrangements and associates	120	54	91	132	100	17
CNHI	5	—	—	6	—	—
Other	33	—	30	24	—	30
Total for related parties	158	54	121	162	100	47
Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At March 31,	At December 31,
	2015	2014
	(€ million)
Joint ventures	11	11
Unconsolidated subsidiaries	—	1
Total related parties guarantees	11	12

(24) Explanatory notes to the Consolidated Statements of Cash Flows
The Interim Consolidated Statements of Cash Flows set out changes in Cash and cash equivalents during the three months ended March 31, 2015 and 2014. As required by IAS 7 – Statement of cash flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
Cash flows provided by operating activities are mostly derived from the Group’s industrial activities.

The cash flows generated by the sale of vehicles under buy-back commitments and Guaranteed Depreciation Program (“GDP”) vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions.
The change in working capital of €1,000 million for the three months ended March 31, 2015, was primarily driven by (i) €1,353 million increase in inventories in line with the trend in production and sales volumes for the period, (ii) €205 million increase in trade receivables, (iii) €550 million increase in net other current assets and liabilities, which were partially offset by (iv) €1,108 million increase of trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for our vehicles.
The change in working capital of €210 million for the three months ended March 31, 2014 was primarily driven by (i) €605 million increase in inventory mainly related to increased finished vehicles and work in process levels for all regions, Maserati and Ferrari, (ii) €458 million increase in trade receivables, principally because NAFTA shipments at the end of March 2014 exceeded those at December 2013 as a result of the annual plant shutdowns in December 2013 and (iii) €195 million in net other current assets and liabilities mainly related to decreases in accrued expenses and tax payables, which were partially offset by (iv) €1,048 million increase in trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for vehicles in these regions.
For the three months ended March 31, 2014, Other non-cash items (net €243 million) mainly included (i) €366 million related to the non-cash portion of the expense recognized in connection with the execution of the MOU with the UAW entered into by FCA US on January 21, 2014, (ii) €94 million remeasurement charge related to the change in the exchange rate of the Venezuelan Bolivar (VEF) relative to the U.S. Dollar used by the Group, which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with FCA's acquisition of the remaining equity interest of FCA US that was not previously owned.
For the three months ended March 31, 2015, net cash used in financing activities was €1,744 million and was primarily the result of:

•	the repayment on maturity of a note issued under the GMTN Program for a total principal amount of €1,500 million; and

•
the payment of medium-term borrowings for a total of €1,139 million, which include the repayment on maturity of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Peso denominated Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction completed in March.

These positive items, were partially offset by:

•
proceeds from new medium-term borrowings for a total of €953 million, which includes the initial disbursement received of €0.5 billion under the new non-revolving loan agreement of $0.9 billion (€0.9 billion) as part of FCA Mexico's refinancing transaction in March 2015 and other financing transactions, primarily in Brazil.

For the three months ended March 31, 2014, net cash used in financing activities was €1,669 million and was primarily the result of:

•
repayment of other medium-term borrowings for a total of €3,892 million, mainly related to the prepayment of all amounts due for the UAW Retiree Medical Benefits Trust, (“VEBA”) note (or “VEBA Trust Note”) amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest;

•	proceeds from bond issuances for a total amount of €3,011 million which includes €1 billion of notes issued as part of the GMTN Program and €2 billion of Senior Secured Notes issued by FCA US;

•
proceeds from medium-term borrowings for a total of €1,840 million, which mainly related to the incremental term loan of U.S.$250 million (€182 million) under FCA US's existing Tranche B Term Loan Facility and the U.S.$1.75 billion (€1.3 billion) Tranche B Term Loan entered into by FCA US; and

•	acquisition of non-controlling interests of €2,691 million from the acquisition of the remaining 41.5 percent ownership interest in FCA US previously not owned by FCA.

(25) Guarantees granted, commitments and contingent liabilities
Guarantees granted
At March 31, 2015, the Group had pledged guarantees on the debt or commitments of third parties totaling €24 million (€27 million at December 31, 2014), as well as guarantees of €11 million on related party debt (€12 million at December 31, 2014).
Other commitments, arrangements and contractual rights
During the three months ended March 31, 2015, the Group granted Mercurio a put option as a result of the merger agreement described above within the Scope of Consolidation section.
The Group's other commitments and contractual rights from existing agreements are described in more detail in Note 33 of the Consolidated Financial Statements at December 31, 2014 included within this Prospectus and primarily include commitments and contractual rights related to:

•	Sevel S.p.A. (a wholly owned subsidiary) cooperation agreement with Peugeot-Citroen SA (“PSA”),

•	FCA US's repurchase obligations resulting from wholesale financing agreements in Mexico; and

•	the Group's unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions.
Contingent liabilities
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results.

Litigation
On July 9, 2012, a lawsuit was filed against FCA US in the Superior Court of Decatur County, Georgia, U.S., with respect to a March 2012 fatality in a rear-impact collision involving a 1999 Jeep Grand Cherokee. Plaintiffs alleged that the manufacturer had acted in a reckless and wanton fashion when it designed and sold the vehicle due to the placement of the fuel tank behind the rear axle and had breached a duty to warn of the alleged danger. On April 2, 2015, a jury found in favor of the plaintiffs and the trial court entered a judgment against FCA US in the amount of $148.5 million (€138 million).

FCA US believes the jury verdict was not supported by the evidence or the law. It is in the process of filing post-trial motions and then will consider an appeal. FCA US maintains that the 1999 Jeep Grand Cherokee is not defective, and its fuel system does not pose an unreasonable risk to motor vehicle safety. The vehicle met or exceeded all applicable Federal Motor Vehicle Safety Standards, including the standard governing fuel system integrity. Furthermore, FCA US submitted extensive data to the National Highway Traffic and Safety Administration (NHTSA) validating that the vehicle performs as well as, or better than, peer vehicles in impact studies, and nothing revealed in the trial altered this data. During the trial, however, FCA US was not allowed to introduce all the data previously provided to NHTSA, which demonstrated that the vehicle’s fuel system is not defective.

While a decision by an appellate court could affirm the judgment, FCA US believes it is more likely that the verdict will be overturned, that a new trial will be ordered or that the amount of the judgment will be modified. FCA US does not, therefore, believe a loss is probable at the present time. The amount of the possible loss cannot reasonably be estimated at this time given that FCA US is in the early stages of what could be a lengthy appellate process, and the range of possible outcomes is between zero (as the verdict could be overturned or the award could be reduced to an immaterial amount) and the current judgment of $148.5 million (€138 million).

(26) Segment reporting
The Group’s activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.
For the three months ended March 31, 2015, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

Details of the Interim Consolidated Income Statements by segment for the three months ended March 31, 2015 and 2014 are as follows:

	Car Mass-Market brands
Three months ended March 31, 2015	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	16,177	1,551	1,512	4,684	621	523	2,435	197	(1,304)	26,396
Revenues from transactions with other segments	(205)	(39)	(4)	(119)	(57)	(1)	(770)	(109)	1,304	—
Revenues from external customers	15,972	1,512	1,508	4,565	564	522	1,665	88	—	26,396

Adjusted EBIT	601	(65)	65	25	100	36	68	(9)	(21)	800
Restructuring	2	(6)	—	—	—	—	—	—	—	(4)
Other	—	—	—	—	(4)	—	—	—	—	(4)
EBIT										792

Net financial expenses										606
Profit before taxes										186
Tax expense										94
Net profit										92

	Car Mass-Market brands
Three Months Ended March 31, 2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	11,732	1,965	1,497	4,341	620	649	2,081	201	(961)	22,125
Revenues from transactions with other segments	(33)	(7)	(1)	(122)	(63)	(1)	(633)	(101)	961	—
Revenues from external customers	11,699	1,958	1,496	4,219	557	648	1,448	100	—	22,125

Adjusted EBIT	380	44	135	(72)	80	59	48	(13)	(6)	655
(Gains)/losses on the disposal of investments	—	7	—	—	—	—	—	—	1	8
Restructuring	—	(6)	—	—	—	—	(4)	—	—	(10)
Other(1)	(497)	(94)	—	—	—	—	(2)	—	210	(383)
EBIT										270

Net financial expenses										493
Loss before taxes										(223)
Tax income										(50)
Net loss										(173)
__________________________
(1) Primarily comprises the one-off charge of €495 million in connection with the UAW MOU entered into by FCA US in January 2014, the effect of the devaluation of the Venezuelan Bolivar of €94 million and the non-taxable gain of €223 million on the fair value re-measurement of the previously exercised options in connection with the acquisition of FCA US.

(27) Venezuela Currency Regulations and Devaluation
As of March 31, 2015 and December 31, 2014, the net monetary assets of FCA Venezuela LLC, (“FCA Venezuela”), denominated in Venezuelan Bolivar (“VEF”) were 413 million (€32 million at 12.0 VEF per U.S.Dollar) and 783 million (€54 million at 12.0 VEF per U.S. Dollar), respectively, which included cash and cash equivalents denominated in VEF of 1,372 million (€106 million at 12.0 VEF per U.S.Dollar) and 1,785 million (€123 million at 12.0 VEF per U.S.Dollar), respectively.

On February 10, 2015, the Venezuelan government introduced a new market-based exchange system, referred to as Marginal Currency System (the “SIMADI” exchange rate) with certain specified limitations on its usage by individuals and legal entities. On February 12, 2015, the SIMADI exchange rate began trading at 170.0 VEF to U.S.Dollar and is expected to be used by individuals and legal entities in the private sector. The SIMADI exchange rate was utilized by FCA Venezuela for a transaction related to the purchase of parts.

Since its introduction during the first quarter of 2014, we have used the exchange rate determined by an auction process conducted by Venezuela's Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I” exchange rate, to remeasure our Venezuelan subsidiary’s net monetary assets in U.S.Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the “SICAD II” exchange rate. Refer to the section - Qualitative and Quantitative Disclosures about Market Risk - above, for additional details regarding the SICAD I and SICAD II exchange rates.

In February 2015, the Venezuelan government announced that the SICAD I and SICAD II exchange systems would be merged into a single exchange system (the “SICAD”) with a rate starting at 12.0 VEF to U.S.Dollar. The SICAD exchange rate will be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S.Dollar, as such, it has been deemed the appropriate rate to use to convert our monetary assets and liabilities to U.S. Dollars.

During the three months ended March 31, 2014, we recorded a measurement charge of €94 million within Cost of Sales (Note 2) resulting from our initial adoption of the SICAD I exchange rate to remeasure our net monetary assets.

(28) Subsequent events
In April 2015, FCA issued U.S.$1.5 billion (€1.4 billion) total principal amount of 4.5% unsecured senior debt securities due 2020 (the “2020 Notes”) and U.S.$1.5 billion (€1.4 billion) total principal amount of 5.25% unsecured senior debt securities due 2023 (the “2023 Notes”). The 2020 Notes and 2023 Notes are collectively referred to as “the Notes”. The Notes are intended to rank pari passu with respect to all of FCA’s existing and future unsubordinated indebtedness and senior to any of FCA’s indebtedness which is by its terms subordinated to the Notes. Net proceeds from the Notes are expected to be used for general corporate purposes as well as for funding the redemption of outstanding Secured Senior Notes of FCA US.

In April 2015, FCA US provided notice of its intention to redeem its 2019 Notes on May 14, 2015, pursuant to their terms.

On April 16, 2015, at the Annual General Meeting (“AGM”), FCA Shareholders:

▪	adopted the 2014 annual accounts and re-elected all current directors of FCA,

▪	delegated to the Board of Directors authority to purchase common shares of the Company up to a maximum of 10% of the Company’s issued common shares as of the date of the AGM and

▪	adopted the Remuneration Policy of FCA and the proposed resolutions concerning executive directors' equity compensation.
On April 16, 2015, FCA’s new compensation arrangement for Italy was presented at a meeting with the trade unions.  The arrangement incentivizes all employees within the automobiles business in Italy toward achievement of the productivity, quality and profitability targets established in the 2015-2018 business plan and is expected to cost FCA approximately €600 million over the 4-year period by adding two additional elements to base pay:

▪	an annual bonus calculated on the basis of production efficiencies achieved, and

▪
a variable component  linked to achievement of the financial targets established in the 2015-18 business plan for the EMEA region, including the activities of the premium brands Alfa Romeo and Maserati.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Fiat Chrysler Automobiles N.V.

We have audited the accompanying consolidated statements of financial position of Fiat Chrysler Automobiles N.V. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fiat Chrysler Automobiles N.V. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Reconta Ernst & Young S.p.A.
Turin, Italy
March 5, 2015

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED INCOME STATEMENT
for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ million)
Net revenues	(1)	96,090	86,624	83,765
Cost of sales	(2)	83,146	74,326	71,473
Selling, general and administrative costs	(3)	7,084	6,702	6,775
Research and development costs	(4)	2,537	2,236	1,858
Other income/(expenses)		197	77	(68)
Result from investments:	(5)	131	84	87
Share of the profit of equity method investees		117	74	74
Other income from investments		14	10	13
Gains and (losses) on the disposal of investments	(6)	12	8	(91)
Restructuring costs	(7)	50	28	15
Other unusual income/(expenses)	(8)	(390)	(499)	(138)
EBIT		3,223	3,002	3,434
Net financial expenses	(9)	2,047	1,987	1,910
Profit before taxes		1,176	1,015	1,524
Tax expense/(income)	(10)	544	(936)	628
Profit from continuing operations		632	1,951	896
Net profit		632	1,951	896
Net profit attributable to:
Owners of the parent		568	904	44
Non-controlling interests		64	1,047	852
Basic earnings per ordinary share (in €)	(12)	0.465	0.744	0.036
Diluted earnings per ordinary share (in €)	(12)	0.460	0.736	0.036

The accompanying notes are an integral part of the Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ million)
Net profit (A)		632	1,951	896

Items that will not be reclassified to the Consolidated income statement in subsequent periods:
(Losses)/gains on remeasurement of defined benefit plans	(23)	(333)	2,676	(1,846)
Share of (losses)/gains on remeasurement of defined benefit plans for equity method investees	(23)	(4)	(7)	4
Related tax impact	(23)	29	239	3
Total items that will not be reclassified to the Consolidated income statement in subsequent periods (B1)		(308)	2,908	(1,839)

Items that may be reclassified to the Consolidated income statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments	(23)	(292)	162	184
(Losses)/gains on available-for-sale financial assets	(23)	(24)	4	27
Exchange differences on translating foreign operations	(23)	1,282	(720)	(285)
Share of Other comprehensive income/(loss) for equity method investees	(23)	51	(88)	36
Related tax impact	(23)	73	(27)	(24)
Total items that may be reclassified to the Consolidated income statement in subsequent periods (B2)		1,090	(669)	(62)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		782	2,239	(1,901)

Total Comprehensive income/(loss) (A)+(B)		1,414	4,190	(1,005)

Total Comprehensive income/(loss) attributable to:
Owners of the parent		1,282	2,117	(1,062)
Non-controlling interests		132	2,073	57
The accompanying notes are an integral part of the Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
At December 31, 2014 and 2013

		At December 31,
	Note	2014	2013
		(€ million)
Assets
Intangible assets:		22,847	19,514
Goodwill and intangible assets with indefinite useful lives	(13)	14,012	12,440
Other intangible assets	(14)	8,835	7,074
Property, plant and equipment	(15)	26,408	23,233
Investments and other financial assets:	(16)	2,020	2,052
Investments accounted for using the equity method		1,471	1,388
Other investments and financial assets		549	664
Defined benefit plan assets		114	105
Deferred tax assets	(10)	3,547	2,903
Total Non-current assets		54,936	47,807
Inventories	(17)	12,467	10,278
Trade receivables	(18)	2,564	2,544
Receivables from financing activities	(18)	3,843	3,671
Current tax receivables	(18)	328	312
Other current assets	(18)	2,761	2,323
Current financial assets:		761	815
Current investments		36	35
Current securities	(19)	210	247
Other financial assets	(20)	515	533
Cash and cash equivalents	(21)	22,840	19,455
Total Current assets		45,564	39,398
Assets held for sale	(22)	10	9
Total Assets		100,510	87,214
Equity and liabilities
Equity:	(23)	13,738	12,584
Equity attributable to owners of the parent		13,425	8,326
Non-controlling interest		313	4,258
Provisions:		20,372	17,427
Employee benefits	(25)	9,592	8,326
Other provisions	(26)	10,780	9,101
Deferred tax liabilities	(10)	233	278
Debt	(27)	33,724	30,283
Other financial liabilities	(20)	748	137
Other current liabilities	(29)	11,495	8,963
Current tax payables		346	314
Trade payables	(28)	19,854	17,207
Liabilities held for sale	(22)	—	21
Total Equity and liabilities		100,510	87,214
The accompanying notes are an integral part of the Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2014, 2013 and 2012

		For the years ended December 31,
	Note	2014	2013	2012
		(€ million)
Cash and cash equivalents at beginning of the period	(21)	19,455	17,666	17,526
Cash flows provided by operating activities:
Net profit for the period		632	1,951	896
Amortization and depreciation		4,897	4,635	4,201
Net losses on disposal of tangible and intangible assets		8	31	14
Net (gains)/losses on disposal of investments		(10)	(8)	91
Other non-cash items	(32)	352	535	582
Dividends received		87	92	89
Change in provisions		1,239	457	63
Change in deferred taxes		(179)	(1,578)	(72)
Change in items due to buy-back commitments and GDP vehicles	(32)	178	93	(61)
Change in working capital	(32)	965	1,410	689
Total		8,169	7,618	6,492
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(32)	(8,121)	(7,492)	(7,564)
Acquisitions and capital increases in joint ventures, associates and unconsolidated subsidiaries		(17)	(166)	(24)
Net cash acquired in the acquisition of interests in subsidiaries and joint operations	(32)	6	15	14
Proceeds from the sale of tangible and intangible assets		40	59	118
Proceeds from disposal of other investments		38	5	21
Net change in receivables from financing activities		(137)	(459)	(14)
Change in current securities		43	(10)	(64)
Other changes		8	(6)	(29)
Total		(8,140)	(8,054)	(7,542)
Cash flows provided by financing activities:
Issuance of bonds		4,629	2,866	2,535
Repayment of bonds		(2,150)	(1,000)	(1,450)
Issuance of other medium-term borrowings		4,876	3,188	1,925
Repayment of other medium-term borrowings		(5,838)	(2,558)	(1,535)
Net change in other financial payables and other financial assets/liabilities		548	677	171
Issuance of Mandatory Convertible Securities and other share issuances	(23)	3,094	-	-
Cash Exit Rights following the merger of Fiat into FCA		(417)	-	-
Exercise of stock options		146	4	22
Dividends paid		(15)	(1)	(58)
Distribution of certain tax obligations of the VEBA Trust	(32)	(45)	-	-
Acquisition of non-controlling interests	(32)	(2,691)	(34)	-
Distribution for tax withholding obligations on behalf of non-controlling interests		-	(6)	-
Total		2,137	3,136	1,610
Translation exchange differences		1,219	(911)	(420)
Total change in Cash and cash equivalents		3,385	1,789	140
Cash and cash equivalents at end of the period	(21)	22,840	19,455	17,666

The accompanying notes are an integral part of the Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years ended December 31, 2014, 2013 and 2012

	Attributable to owners of the parent
	Share capital	Treasury shares	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
	(€ million)
At December 31, 2011	4,466	(289)	3,930	(170)	834	(43)	(1,291)	(79)	2,353	9,711
Capital increase	—	—	—	—	—	—	—	—	22	22
Effect of the conversion of preference and savings shares into ordinary shares	10	—	(10)	—	—	—	—	—	—	—
Share-based payments	—	30	(15)	—	—	—	—	—	—	15
Dividends distributed	—	—	(40)	—	—	—	—	—	(18)	(58)
Purchase and sale of shares in subsidiaries from/to non-controlling interests	—	—	22	1	3	—	(114)	—	(232)	(320)
Net Profit	—	—	44	—	—	—	—	—	852	896
Other comprehensive income/(loss)	—	—	—	184	(219)	26	(1,136)	39	(795)	(1,901)
Other changes	—	—	4	—	—	—	—	—	—	4
At December 31, 2012	4,476	(259)	3,935	15	618	(17)	(2,541)	(40)	2,182	8,369
Capital increase	1	—	2	—	—	—	—	—	1	4
Dividends distributed	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payments	—	—	9	—	—	—	—	—	—	9
Net Profit	—	—	904	—	—	—	—	—	1,047	1,951
Other comprehensive income/(loss)	—	—	—	86	(567)	4	1,784	(94)	1,026	2,239
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—	—	(6)	(6)
Purchase of shares in subsidiaries from non-controlling interests	—	—	2	—	—	—	—	—	—	2
Other changes	—	—	8	—	—	—	—	—	9	17
At December 31, 2013	4,477	(259)	4,860	101	51	(13)	(757)	(134)	4,258	12,584
Capital increase	2	—	989	—	—	—	—	—	3	994
Merger	(4,269)	224	4,045	—	—	—	—	—	—	—
Mandatory Convertible Securities	—	—	1,910	—	—	—	—	—	—	1,910
Exit Rights	(193)	—	(224)	—	—	—	—	—	—	(417)
Dividends distributed	—	—	—	—	—	—	—	—	(50)	(50)
Share-based payments	—	35	(31)	—	—	—	—	—	—	4
Net Profit	—	—	568	—	—	—	—	—	64	632
Other comprehensive income/(loss)	—	—	—	(205)	1,198	(24)	(303)	48	68	782
Distribution for tax withholding obligations on behalf of NCI	—	—	—	—	—	—	—	—	(45)	(45)
Purchase of shares in subsidiaries from non-controlling interests	—	—	1,633	35	175	—	(518)	—	(3,990)	(2,665)
Other changes	—	—	4	—	—	—	—	—	5	9
At December 31, 2014	17	—	13,754	(69)	1,424	(37)	(1,578)	(86)	313	13,738

The accompanying notes are an integral part of the Consolidated financial statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
at December 31, 2014 and 2013
PRINCIPAL ACTIVITIES
The FCA Merger
On January 29, 2014, the Board of Directors of Fiat S.p.A. ("Fiat") approved a proposed corporate reorganization resulting in the formation of Fiat Chrysler Automobiles N.V. and decided to establish Fiat Chrysler Automobiles N.V., organized in the Netherlands, as the parent of the Group with its principal executive offices in the United Kingdom.
Fiat Chrysler Automobiles N.V. was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on April 1, 2014 under the name Fiat Investments N.V.
On June 15, 2014, the Board of Directors of Fiat approved the terms of a cross-border legal merger of Fiat into its 100 percent owned direct subsidiary Fiat Investments N.V. (the "Merger"), subject to several conditions precedent. At that time, Fiat ordinary shares were listed on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A, as well as Euronext Paris and Frankfurt stock exchange. On October 7, 2014, Fiat announced that all conditions precedent for the completion of the Merger were satisfied:

•
Fiat shareholders had voted and approved the Merger at their extraordinary general meeting held on August 1, 2014. The New York Stock Exchange ("NYSE") had provided notice that the listing of Fiat Chrysler Automobiles N.V. common shares was approved on October 6, 2014 subject to issuance of these shares upon effectiveness of the Merger. On the same day Borsa Italiana S.p.A. had approved the listing of the common shares of Fiat Chrysler Automobiles N.V. on the MTA,

•	the creditors’ opposition period provided under the Italian law had expired on October 4, 2014, and no creditors’ oppositions were filed,

•	exercise of the Cash Exit Rights by Fiat shareholders resulted in a total exercise of 60,002,027 Fiat shares, equivalent to an aggregate amount of €464 million at the €7.727 per share exit price, and

•
pursuant to the Italian Civil Code, a total of 60,002,027 Fiat shares (equivalent to an aggregate amount of €464 million at the €7.727 per share exit price) were offered to Fiat shareholders not having exercised the Cash Exit Rights. On October 7, 2014, at the completion of the offer period, Fiat shareholders elected to purchase 6,085,630 shares out of the total of 60,002,027 shares for a total of €47 million; as a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were canceled in the Merger with a resulting net aggregate cash disbursement of €417 million.

The Merger was completed and became effective on October 12, 2014. The Merger, which took the form of a reverse merger resulted in Fiat Investments N.V. being the surviving entity which was then renamed Fiat Chrysler Automobiles N.V. ("FCA"). On October 13, 2014, FCA common shares commenced trading on the NYSE and on the MTA. The last day of trading of Fiat ordinary shares on the MTA, Euronext France and Deutsche Börse was October 10, 2014. The Merger is recognized in FCA’s Consolidated financial statements from January 1, 2014 and FCA, as successor of Fiat, is the parent company. As the Merger is a business combination in which all of the combining entities are controlled ultimately by the same party both before and after the business combination, and based on the fact that the control is not transitory, the transition was deemed to be a combination of entities under common control and therefore outside the scope of IFRS 3R—Business Combinations and IFRIC 17—Distributions of Non-cash Assets to Owners. As a result, the Merger was accounted for without adjusting the carrying amounts of assets and liabilities involved in the transaction and did not have an impact on the Consolidated financial statements.
Unless otherwise specified, the terms “Group," "FCA Group," "Company" and “FCA," or any one or more of them, as the context may require, refer to FCA, together with its subsidiaries, and its predecessor prior to the completion of the Merger. Any references to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA prior to the Merger.

In addition, all references to “U.S. Dollars,” "U.S. Dollar," “U.S.$” and “$” refer to the currency of the United States of America (or "U.S.").
Corporate Information
The Group and its subsidiaries, among which the most significant is FCA US LLC ("FCA US"), formerly known as Chrysler Group LLC or Chrysler, together with its subsidiaries, are engaged in the design, engineering, manufacturing, distribution and sale of automobiles and light commercial vehicles, engines, transmission systems, automotive-related components, metallurgical products and production systems. In addition, the Group is also involved in certain other activities, including services (mainly captive) and publishing, which represent an insignificant portion of the Group's business.

SIGNIFICANT ACCOUNTING POLICIES
Authorization of Consolidated financial statements and Compliance with International Financial Reporting Standards
These Consolidated financial statements, together with notes thereto of FCA, at December 31, 2014 were authorized for issuance on March 5, 2015 and have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The designation "IFRS" also includes International Accounting Standards ("IAS") as well as all interpretations of the IFRS Interpretations Committee ("IFRIC").
Basis of Preparation
The Consolidated financial statements are prepared under the historical cost method, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1- Presentation of Financial Statements) exist about its ability to continue as a going concern.
The Group’s presentation currency is Euro (€).
Format of the Consolidated Financial Statements
For presentation of the Consolidated income statement, the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice in the automotive sector. The Group also presents a subtotal for Earnings before Interest and Taxes ("EBIT"). EBIT distinguishes between the Profit before taxes arising from operating items and those arising from financing activities. EBIT is the primary measure used by the Chief Operating Decision Maker (identified as the Chief Executive Officer) to assess the performance of and allocate resources to the operating segments.
For the Consolidated statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 paragraph 60. More specifically, the Group’s Consolidated financial statements include both industrial and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, the financial services companies obtain only a portion of their funding from the market; the remainder is obtained from Group operating companies through the Group’s treasury companies (included within the industrial companies), which provide funding to both industrial and financial services companies in the Group, as the need arises. This financial services structure within the Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure as to the due date of the financial liabilities is provided in Note 27.
The Consolidated statement of cash flows is presented using the indirect method.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

New Standards and Amendments Effective from January 1, 2014
The following new standards and amendments that are applicable from January 1, 2014 were adopted by the Group for the purpose of the preparation of the Consolidated financial statements.
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 – Financial Instruments: Presentation)
The Group adopted the amendments to IAS 32 – Financial Instruments: Presentation effective January 1, 2014. The amendments clarify the application of certain offsetting criteria for financial assets and financial liabilities and are required to be applied retrospectively. There was no significant effect on the Consolidated financial statements from the application of these amendments.
Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36 – Impairment of assets)
The Group adopted the amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets on January 1,2014 which addresses the disclosure of information about the recoverable amount of impaired assets if the recoverable amount is based on fair value less cost of disposal. There was no effect on the Consolidated financial statements from the adoption of these amendments. The application of these amendments will result in expanded disclosure in the notes to future consolidated financial statements when there is an impairment that is based on fair value less cost of disposal.
Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39 – Financial Instruments: Recognition and Measurement)
These amendments, which were adopted from January 1, 2014, allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. There was no significant effect on the Consolidated financial statements from the application of these amendments.
Accounting for an obligation to pay a levy that is not income tax (IFRIC Interpretation 21 – Levies an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets )
The interpretation, effective from January 1, 2014, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. There was no significant effect on the Consolidated financial statements from the application of this interpretation.
New Standards, Amendments and Interpretations Not Yet Effective

•
In November 2013, the IASB published narrow scope amendments to IAS 19 – Employee benefits entitled “Defined Benefit Plans: Employee Contributions”. These amendments apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. The amendments are effective, retrospectively, for annual periods beginning on or after July 1, 2014 with earlier application permitted. No significant effect is expected from the first time adoption of these amendments.

•
In December 2013, the IASB issued Annual Improvements to IFRSs 2010 – 2012 Cycle and Annual Improvements to IFRSs 2011–2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share-based payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 – Fair value Measurement. The improvements are effective for annual periods beginning on or after January 1, 2015. No significant effect is expected from the adoption of these amendments.

•
In May 2014, the IASB issued amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations, clarifying the accounting for acquisitions of an interest in a joint operation that constitutes a business. The amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. No significant effect is expected from the adoption of these amendments.

•
In May 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Group is currently evaluating the method of implementation and impact of this amendment on its Consolidated financial statements.

•
In May 2014, the IASB issued IFRS 15 – Revenue from contracts with customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The updated guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard is effective for annual periods beginning on or after January 1, 2017, and requires either a full or modified retrospective application. The Group is currently evaluating the method of implementation and impact of this standard on its Consolidated financial statements.

•
In July 2014 the IASB issued IFRS 9 – Financial Instruments. The improvements introduced by the new standard includes a logical approach for classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held, a single “expected loss” impairment model for financial assets and a substantially reformed approach for hedge accounting. The standard is effective, retrospectively with limited exceptions, for annual periods beginning on or after January 1, 2018 with earlier application permitted. The Group is currently evaluating the impact of this standard on its Consolidated financial statements.

•
In September 2014, the IASB issued narrow amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective, prospectively, for annual periods commencing on or after January 1, 2016.

•
In September 2014 the IASB issued the Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations, on the changes of method of disposal, on IFRS 7 – Financial Instruments: Disclosures on the servicing contracts, on the IAS 19 – Employee Benefits, on the discount rate determination. The effective date of the amendments is January 1, 2016. The Group is currently evaluating the impact of these amendments on its Consolidated financial statements.

•
In December 2014 the IASB issued amendments to IAS 1- Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted.

Basis of Consolidation
Subsidiaries
Subsidiaries are entities over which the Group has control. Control is achieved when the Group has power over the investee, when it is exposed to, or has rights to, variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are consolidated on a line by line basis from the date on which control is achieved by the Group. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
The Group recognizes a non-controlling interest in the acquiree on a transaction-by-transaction basis, either at fair value or at the non-controlling interest’s share of the recognized amounts of the acquiree’s identifiable net assets. Net profit or loss and each component of Other comprehensive income/(loss) are attributed to Equity attributable to owners of the parent and to Non-controlling interest. Total comprehensive income /(loss) of subsidiaries is attributed to Equity attributable to the owners of the parent and to the non-controlling interest even if this results in a deficit balance in Non-controlling interest.
Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as an equity transaction. The carrying amounts of the Equity attributable to owners of the parent and Non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the carrying amount of the non-controlling interests and the fair value of the consideration paid or received in the transaction is recognized directly in the Equity attributable to the owners of the parent.
Subsidiaries are deconsolidated from the date on which control ceases. When the Group ceases to have control over a subsidiary, it de-recognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost, and de-recognizes the carrying amount of non-controlling interests in the former subsidiary at the same date and recognizes the fair value of any consideration received from the transaction. Any retained interest in the former subsidiary is remeasured to its fair value at the date when control is lost. This fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in Other comprehensive income/(loss) in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in Other comprehensive income/(loss) are reclassified to the Consolidated income statement or transferred directly to retained earnings as required by other IFRS.
Interests in Joint Ventures and Associates
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control involves the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over those policies.
Joint ventures and associates are accounted for using the equity method of accounting from the date on which joint control and significant influence is obtained. On acquisition of the investment, any excess of the cost of the investment and the Group’s share of the net fair value of the investee’s identifiable assets and liabilities is recognized as goodwill and is included in the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Group’s share of the investee’s profit or loss in the acquisition period.
Under the equity method, the investments are initially recognized at cost, and adjusted thereafter to recognize the Group’s share of the profit or loss and Other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit or loss is recognized in the Consolidated income statement. Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in Other comprehensive income/(loss) are recognized in Other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.

Unrealized gains on transactions between the Group and its joint ventures and associates are eliminated to the extent of the Group’s interest in the joint venture or associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
When the Group’s share of the losses of a joint venture or associate exceeds the Group’s interest in that joint venture or associate, the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.
The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture or when it is classified as available-for-sale.
Interests in Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
When the Group undertakes its activities under joint operations, it recognizes in relation to its interest in the joint operation: (i) its assets, including its share of any assets held jointly, (ii) its liabilities, including its share of any liabilities incurred jointly, (iii) its revenue from the sale of its share of the output arising from the joint operation (iv) its share of the revenue from the sale of the output by the joint operation and (v) its expenses, including its share of any expenses incurred jointly.
Interests in Other Companies
Interests in other companies are measured at fair value. Investments in equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. For investments classified as available-for-sale, financial assets gains or losses arising from changes in fair value are recognized in Other comprehensive income/(loss) until the assets are sold or are impaired; at that time, the cumulative Other comprehensive income/(loss) is recognized in the Consolidated income statement. Interests in other companies for which fair value is not available are stated at cost less any impairment losses.
Dividends received are included in Other income/(expenses) from investments.
Transactions Eliminated In Consolidation
All intra-group balances and transactions and any unrealized gains and losses arising from intra-group transactions are eliminated in preparing the Consolidated financial statements.
Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Foreign Currency Transactions
The functional currency of the Group’s entities is the currency of their primary economic environment. In individual companies, transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in the Consolidated income statement.

Consolidation of Foreign Entities
All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the closing rates at the date of the Consolidated statement of financial position. Income and expenses are translated into Euro at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as Other comprehensive income/(loss) until the disposal of the investment. Average exchange rates for the period are used to translate the cash flows of foreign subsidiaries in preparing the Consolidated statement of cash flows.
Goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the Consolidated financial statements in the functional currency and translated at the exchange rate at the acquisition date. These balances are translated at subsequent balance sheet dates at the relevant exchange rate.
The principal exchange rates used to translate other currencies into Euros were as follows:

	2014		2013		2012
	Average	At December 31,	Average	At December 31,	Average	At December 31,
U.S. Dollar	1.329	1.214	1.328	1.379	1.285	1.319
Brazilian Real	3.121	3.221	2.867	3.258	2.508	2.704
Chinese Renminbi	8.187	7.536	8.164	8.349	8.106	8.221
Serbian Dinar	117.247	120.958	113.096	114.642	113.120	113.718
Polish Zloty	4.184	4.273	4.197	4.154	4.185	4.074
Argentine Peso	10.782	10.382	7.263	8.988	5.836	6.478
Pound Sterling	0.806	0.779	0.849	0.834	0.811	0.816
Swiss Franc	1.215	1.202	1.231	1.228	1.205	1.207
Business Combinations
Business combinations are accounted for by applying the acquisition method of accounting in accordance with IFRS 3 - Business Combinations.
Under this method:

•
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets acquired and liabilities assumed by the Group and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in the Consolidated income statement as incurred.

•
The identifiable assets acquired and the liabilities assumed are recognized at their acquisition date fair values, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree and assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant IFRS standard.

•
Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the acquisition-date values of the identifiable net assets acquired. If the value of the identifiable net assets acquired exceeds the aggregate of the consideration transferred, any non-controlling interest recognized and the fair value of any previously held interest in the acquiree, the excess is recognized as a gain in the Consolidated income statement.

•
Non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis.

•
Any contingent consideration arrangement in the business combination is initially measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to measure goodwill. Contingent consideration that is classified within Equity is not remeasured and its subsequent settlement is accounted for within Equity. Contingent consideration that is classified within Liabilities is remeasured at fair value at each reporting date with changes in fair value recorded in the Consolidated income statement.

•
During the measurement period, which may not exceed one year from the acquisition date, any adjustments to the value of assets or liabilities recognized at the acquisition date arising from additional information obtained about facts and circumstances that existed at the acquisition date are recognized retrospectively with corresponding adjustments to goodwill.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and any resulting gain or loss is recognized in the Consolidated income statement. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income/(loss) in prior reporting periods are reclassified to the Consolidated income statement as if the equity interest had been disposed.
Intangible Assets
Goodwill
Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, Goodwill is measured at cost less any accumulated impairment losses.
Development Costs
Development costs for vehicle project production and related components, engines and production systems are recognized as an asset if, and only if, both of the following conditions under IAS 38 – Intangible assets are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process.
Capitalized development costs are amortized on a straight-line basis from the start of production over the expected life cycle of the models (generally 5-6 years) or powertrains developed (generally 10-12 years). All other development costs are expensed as incurred.
Intangible Assets with Indefinite Useful Lives
Intangible assets with indefinite useful lives consist principally of brands which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired, by comparing the carrying amount with the recoverable amount.

Property, Plant and Equipment
Cost
Property, plant and equipment is initially recognized at cost which comprises the purchase price, any costs directly attributable to bringing the assets to the location and condition necessary to be capable of operating in the manner intended by management and any initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Self-constructed assets are initially recognized at production cost. Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in the Consolidated income statement.
Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Consolidated statement of position within Debt. The assets are depreciated by the method and at the rates indicated below depending on the nature of the leased assets.
Leases under which the lessor retains substantially all the risks and rewards of ownership of the leased assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.
Depreciation
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets during years ended December 31, 2014, 2013 and 2012, as follows:

Depreciation rates
Buildings	3% - 8%
Plant, machinery and equipment	3% - 33%
Other assets	5% - 33%
Borrowing Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of property, plant or equipment or an intangible asset that is deemed to be a qualifying asset as defined in IAS 23 - Borrowing Costs are capitalized. The amount of borrowing costs eligible for capitalization corresponds to the actual borrowing costs incurred during the period less any investment income on the temporary investment of any borrowed funds not yet used. The amount of borrowing costs capitalized as of December 31, 2014 and 2013 was €256 million and €230 million, respectively.
Impairment of Assets
At the end of each reporting period, the Group assesses whether there is any indication that its Intangible assets (including development costs) and its Property, plant and equipment may be impaired. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indications of impairment are present, the carrying amount of the asset is reduced to its recoverable amount which is the higher of fair value less costs to sell and its value in use. The recoverable amount is determined for the individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the asset is tested as part of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing the value in use of an asset or CGU, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the recoverable amount is lower than the carrying amount. Impairment of Property plant and equipment and Intangible assets arising from transactions that are only incidentally related to the ordinary activities of the Group and that are not expected to occur frequently, are considered to hinder comparability of the Group’s year-on-year financial performance and are recognized within Other unusual expenses.
When an impairment loss for assets, other than Goodwill no longer exists or has decreased, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. The reversal of an impairment loss is recognized in the Consolidated income statement.
Financial Instruments
Presentation
Financial instruments held by the Group are presented in the Consolidated financial statements as described in the following paragraphs.
Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).
Current financial assets, as defined in IAS 39 – Financial Instruments: Recognition and Measurement, include Trade receivables, Receivables from financing activities, Current investments, Current securities and Other financial assets (which include derivative financial instruments stated at fair value), as well as Cash and cash equivalents. Cash and cash equivalents include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificates of deposit, that are readily convertible into cash and are subject to an insignificant risk of changes in value. Money market funds comprise investments in high quality, short-term, diversified financial instruments which can generally be liquidated on demand. Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents. Current securities include both available-for-sale and held-for-trading securities.
Financial liabilities comprise Debt and Other financial liabilities (which include derivative financial instruments stated at fair value), Trade payables and Other current liabilities.
Measurement
Non-current financial assets other than Investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.
Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at acquisition cost, including transaction costs. Subsequent to initial recognition, available-for-sale and held-for-trading financial assets are measured at fair value. When market prices are not directly available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Gains and losses on available-for-sale financial assets are recognized in Other comprehensive income/(loss) until the financial asset is disposed of or is impaired. When the asset is disposed of, the cumulative gains or losses, including those previously recognized in Other comprehensive income/(loss), are reclassified to the Consolidated income statement for the period, within Financial income and expenses. When the asset is impaired, accumulated losses are recognized in the Consolidated income statement. Gains and losses arising from changes in the fair value of held-for-trading financial instruments are included in the Consolidated income statement for the period.
Loans and receivables which are not held by the Group for trading (loans and receivables originating in the ordinary course of business), held-to-maturity securities and equity investments whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, any impairment loss is included in the Consolidated income statement for the period.
Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.
Financial assets and liabilities hedged against changes in fair value (fair value hedges) are measured in accordance with hedge accounting principles: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in the Consolidated income statement and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.
Derivative Financial Instruments
Derivative financial instruments are used for economic hedging purposes, in order to reduce currency, interest rate and market price risks (primarily related to commodities and securities). In accordance with IAS 39 - Financial Instruments: Recognition and Measurement, derivative financial instruments qualify for hedge accounting only when there is formal designation and documentation of the hedging relationship at inception of the hedge, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.
All derivative financial instruments are measured at fair value.
When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

•
Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the Consolidated income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the Consolidated income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the Consolidated income statement.

•
Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the Consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated income statement at the same time as the economic effect arising from the hedged item affects the Consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the Consolidated income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in Other comprehensive income/(loss) and is recognized in the Consolidated income statement at the same time as the underlying transaction occurs. If the hedged transactio n is no longer probable, the cumulative unrealized gain or loss held in Other comprehensive income/(loss) is recognized in the Consolidated income statement immediately.

•
Hedges of a net investment – If a derivative financial instrument is designated as a hedging instrument for a net investment in a foreign operation, the effective portion of the gain or loss on the derivative financial instrument is recognized in Other comprehensive income/(loss). The cumulative gain or loss is reclassified from Other comprehensive income/(loss) to the Consolidated income statement upon disposal of the foreign operation.

For further information on the effects reflected on the Consolidated income statement on derivative financial instruments refer to Note 20.
If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the Consolidated income statement.
Transfers of Financial Assets
The Group de-recognizes financial assets when the contractual rights to the cash flows arising from the asset are no longer held or if it transfers the financial asset and transfers substantially all the risks and rewards of ownership of the financial asset. On derecognition of financial assets, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in the Consolidated income statement.
The Group transfers certain of its financial, trade and tax receivables, mainly through factoring transactions. Factoring transactions may be either with recourse or without recourse. Certain transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables) requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not meet the requirements of IAS 39 – Financial Instruments: Recognition and Measurement for the derecognition of the assets since the risks and rewards connected with collection are not transferred, and accordingly the Group continues to recognize the receivables transferred by this means on the Consolidated balance sheet and recognizes a financial liability of the same amount under Asset-backed financing. The gains and losses arising from the transfer of these receivables are only recognized when they are de-recognized.
Inventories
Inventories of raw materials, semi-finished products and finished goods are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. The measurement of Inventories includes the direct costs of materials, labor and indirect costs (variable and fixed). A provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.
The measurement of production systems construction contracts is based on the stage of completion determined as the proportion of cost incurred at the balance sheet date over the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in the Consolidated income statement when they are known.
Employee Benefits
Defined Contribution Plans
Costs arising from defined contribution plans are expensed as incurred.
Defined Benefit Plans
The Group’s net obligations are determined separately for each plan by estimating the present value of future benefits that employees have earned in the current and prior periods, and deducting the fair value of any plan assets. The present value of the defined benefit obligation is measured using actuarial techniques and actuarial assumptions that are unbiased and mutually compatible and attributes benefits to periods in which the obligation to provide post-employment benefits arise by using the Projected Unit Credit Method. Plan assets are recognized and measured at fair value.

When the net obligation is a potential asset, the recognized amount is limited to the present value of any economic benefits available in the form of future refunds or reductions in future contributions to the plan (asset ceiling).
The components of the defined benefit cost are recognized as follows:

•
the service costs are recognized in the Consolidated income statement by function and presented in the relevant line items (Cost of sales, Selling, general and administrative costs, Research and development costs, etc.);

•
the net interest on the defined benefit liability or asset is recognized in the Consolidated income statement as Financial income (expenses), and is determined by multiplying the net liability/(asset) by the discount rate used to discount obligations taking into account the effect of contributions and benefit payments made during the year; and

•
the remeasurement components of the net obligations, which comprise actuarial gains and losses, the return on plan assets (excluding interest income recognized in the Consolidated income statement) and any change in the effect of the asset ceiling are recognized immediately in Other comprehensive income/(loss). These remeasurement components are not reclassified in the Consolidated income statement in a subsequent period.

Past service costs arising from plan amendments and curtailments are recognized immediately in the Consolidated income statement within Other unusual income /(expenses). Gains and losses on the settlement of a plan are recognized in the Consolidated income statement within Other unusual income/(expenses) when the settlement occurs.
Other Long Term Employee Benefits
The Group’s obligations represent the present value of future benefits that employees have earned in return for their service during the current and prior periods. Remeasurement components on other long term employee benefits are recognized in the Consolidated income statement in the period in which they arise.
Termination Benefits
Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring.
Share-Based Compensation
Share-based compensation expenses are measured at the fair value of the goods or services received. If this fair value cannot be reliably estimated, their value is measured indirectly by reference to the fair value of the equity instruments granted. Compensation expense for equity-classified awards is measured at the grant date based on the fair value of the award. For those awards with post-vesting contingencies, an adjustment is applied to the fair value of the award to account for the probability of meeting the contingencies. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.
Share-based compensation expenses are recognized over the employee service period with an offsetting increase to equity or other liabilities depending on the nature of the award. If awards contain certain performance conditions in order to vest, the Group recognizes the cost of the award when achievement of the performance condition is probable. Share-based compensation expenses related to plans with graded vesting are generally recognized using the graded vesting method. Share-based compensation expenses are recognized in Selling, general and administrative costs in the Consolidated income statement.
Provisions
Provisions are recognized when the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Changes in estimates of provisions are reflected in the Consolidated income statement in the period in which the change occurs.

Revenue Recognition
Revenue from sale of vehicles and service parts is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the risks and rewards of ownership are transferred to the customer, the sales price is agreed or determinable and collectability is reasonably assured. For vehicles, this generally corresponds to the date when the vehicles are made available to dealers, or when the vehicle is released to the carrier responsible for transporting vehicles to dealers.
Revenues are recognized net of discounts, including but not limited to, sales incentives and customer bonuses.
The estimated costs of sales incentive programs include incentives offered to dealers and retail customers, and granting of retail financing at a significant discount to market interest rates. These costs are recognized at the time of the sale of the vehicle.
New vehicle sales with a buy-back commitment, or through the Guarantee Depreciation Program ("GDP") under which the Group guarantees the residual value or otherwise assumes responsibility for the minimum resale value of the vehicle, are not recognized at the time of delivery but are accounted for similar to an operating lease. Rental income is recognized over the contractual term of the lease on a straight-line basis. At the end of the lease term, the Group recognizes revenue for the portion of the vehicle sales price which had not been previously recognized as rental income and recognizes the remainder of the cost of the vehicle in Cost of sales.
Revenues from services contracts, separately-priced extended warranty and from construction contracts are recognized as revenues over the contract period in proportion to the costs expected to be incurred based on historical information. A loss on these contracts is recognized if the sum of the expected costs for services under the contract exceeds unearned revenue.
Revenues also include lease rentals recognized over the contractual term of the lease on a straight-line basis as well as interest income from financial services companies.
Cost of Sales
Cost of sales comprises expenses incurred in the manufacturing and distribution of vehicles and parts, of which, cost of materials and components are the most significant portion. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation, amortization and transportation costs.
Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer. Depending on the specific nature of the recall, including the significance and magnitude, certain warranty costs incurred are reported as Other unusual expenses, as the Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group. Expenses which are directly attributable to the financial services companies, including the interest expenses related to their financing as a whole and provisions for risks and write-downs of assets, are reported in Cost of sales.
Government Grants
Government grants are recognized in the financial statements when there is reasonable assurance of the Group's compliance with the conditions for receiving such grants and that the grants will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.
The benefit of a government loan at a below-market rate of interest is treated for accounting purposes as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and it is accounted for in accordance with the policies used for the recognition of government grants.

Taxes
Income taxes include all taxes based on the taxable profits of the Group. Current and deferred taxes are recognized as income or expense and are included in the Consolidated income statement for the period, except tax arising from (i) a transaction or event which is recognized, in the same or a different period, either in Other comprehensive income/(loss) or directly in Equity, or (ii) a business combination.
Deferred taxes are accounted for under the full liability method. Deferred tax liabilities are recognized for all taxable temporary differences between the carrying amounts of assets or liabilities and their tax base, except to the extent that the deferred tax liabilities arise from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized, unless the deferred tax assets arise from the initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.
Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to the period when the asset is realized or liability is settled.
The Group recognizes deferred tax liabilities associated with the existence of a subsidiary’s undistributed profits, except when it is able to control the timing of the reversal of the temporary difference, and it is probable that this temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets associated with the deductible temporary differences on investments in subsidiaries only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from deductible temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. The Group reassesses unrecognized deferred tax assets at the end of each year and recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Current income taxes and deferred taxes are offset when they relate to the same taxation authority and there is a legally enforceable right of offset.
Other taxes not based on income, such as property taxes and capital taxes, are included in Other income/(expenses).
SEGMENT REPORTING
The Group’s activities are carried out through seven reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Ferrari, Maserati and the Components segment as discussed below. As of December 31, 2013 and 2012, the Group had included Ferrari and Maserati as one reportable segment labeled Luxury Brands as both operating segments did not individually meet the quantitative thresholds set by IFRS 8 - Operating Segments to be separate reporting segments and they met the aggregation criteria. At December 31, 2014, there is no change in the nine operating segments that had previously been identified by the Group, however, the Ferrari operating segment met the quantitative threshold for being a separate reportable segment. As a result, and in accordance with IFRS 8 - Operating Segments, the financial information for the Ferrari operating segment is reflected as a separate reportable segment as of and for the year ended December 31, 2014. The prior period financial information presented for comparative purposes was also restated to reflect the Ferrari operating segment as a separate reportable segment. The Group also reflects Maserati as a separate reportable segment, as the financial information for this operating segment is used by the Group's chief operating decision maker and this operating segment does not meet the aggregation criteria stipulated in IFRS 8 for aggregation with another of the Group's operating segments.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group also operates on a global basis in the luxury vehicle and components sectors. In the luxury vehicle sector the Group has two reportable segments: Ferrari and Maserati. In the components sector, the Group has the following three operating segments: Magneti Marelli, Teksid and Comau which did not meet the quantitative thresholds required in IFRS 8 - Operating Segments for separate disclosure. Therefore, based on their characteristics and similarities, the three operating segments within the components sector are presented within the reportable segment “Components”.
The operating segments reflect the components of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker” as defined under IFRS 8– Operating segments, for making strategic decisions, allocating resources and assessing performance.
In more detail, the reportable segments identified by the Group are the following:

•
NAFTA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of vehicles under the Chrysler, Jeep, Dodge, Ram and Fiat brand names and from sales of the related parts and accessories (under the Mopar brand name) in the United States, Canada, Mexico and Caribbean islands.

•
LATAM mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles and related spare parts under the Fiat and Fiat Professional brand names in South and Central America and from the distribution of the Chrysler, Jeep, Dodge and Ram brand cars in the same region. In addition, it provides financial services to the dealer network in Brazil and Argentina.

•
APAC mainly earns its revenues from the distribution and sale of cars and related spare parts under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat and Jeep brands mostly in China, Japan, Australia, South Korea and India. These activities are carried out through both subsidiaries and joint ventures.

•
EMEA mainly earns its revenues from the design, engineering, development, manufacturing, distribution and sale of passenger cars and light commercial vehicles under the Fiat, Alfa Romeo, Lancia, Abarth, Jeep and Fiat Professional brand names, the sale of the related spare parts in Europe, Middle East and Africa, and from the distribution of the Chrysler, Dodge and Ram brand cars in the same areas. In addition, the segment provides financial services related to the sale of cars and light commercial vehicles in Europe, primarily through the joint venture FCA Bank S.p.A. (formerly FGA Capital S.p.A.) set up with the Crédit Agricole group.

•	Ferrari earns its revenues from the design, engineering, development, manufacturing, distribution and sale of luxury sport cars under the Ferrari brand.

•	Maserati earns its revenues from the design, engineering, development, manufacturing, distribution and sale of luxury sport cars under the Maserati brand.

•
Components (Magneti Marelli, Teksid and Comau) earns its revenues from the production and sale of lighting components, engine control units, suspensions, shock absorbers, electronic systems, exhaust systems and plastic molding components and in the spare parts distribution activities carried out under the Magneti Marelli brand name, cast iron components for engines, gearboxes, transmissions and suspension systems and aluminum cylinder heads (Teksid), in addition to the design and production of industrial automation systems and related products for the automotive industry (Comau).

USE OF ESTIMATES
The Consolidated financial statements are prepared in accordance with IFRS which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amounts of income and expenses recognized. The estimates and associated assumptions are based on elements that are known when the financial statements are prepared, on historical experience and on any other factors that are considered to be relevant.
The estimates and underlying assumptions are reviewed periodically and continuously by the Group. If the items subject to estimates do not perform as assumed, then the actual results could differ from the estimates, which would require adjustment accordingly. The effects of any changes in estimate are recognized in the Consolidated income statement in the period in which the adjustment is made, or in future periods.

The items requiring estimates for which there is a risk that a material difference may arise in respect of the carrying amounts of assets and liabilities in the future are discussed below.
Pension plans
The Group sponsors both non-contributory and contributory defined benefit pension plans primarily in the U.S. and Canada. The majority of the plans are funded plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.
The Group’s defined benefit pension plans are accounted for on an actuarial basis, which requires the use of estimates and assumptions to determine the net liability or net asset. The Group estimates the present value of the projected future payments to all participants taking into consideration parameters of a financial nature such as discount rates, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates. These assumptions may have an effect on the amount and timing of future contributions.
In 2013, the Group amended the U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, to cease the accrual of future benefits effective December 31, 2013, and to enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. The plan amendments resulted in the remeasurement of the plans and a corresponding curtailment gain. As a result, the Group recognized a €509 million net reduction to its pension obligation, a €7 million reduction to defined benefit plan assets, and a corresponding €502 million increase in Other comprehensive income/(loss) for the year ended December 31, 2013. There were no significant plan amendments or curtailments to the Group's pension plans for the year ended December 31, 2014.
Plan obligations and costs are based on existing retirement plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.     The assumptions used in developing the required estimates include the following key factors:

•
Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension payments.

•	Salary growth. The salary growth assumption reflects the Group’s long-term actual experience, outlook and assumed inflation.

•	Inflation. The inflation assumption is based on an evaluation of external market indicators.

•
Expected contributions. The expected amount and timing of contributions is based on an assessment of minimum funding requirements. From time to time contributions are made beyond those that are legally required.

•	Retirement rates. Retirement rates are developed to reflect actual and projected plan experience.

•
Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

•
Plan assets measured at net asset value. Plan assets are recognized and measured at fair value in accordance with IFRS 13 - Fair Value Measurement. Plan assets for which the fair value is represented by the net asset value (“NAV”) since there are no active markets for these assets amounted to €2,750 million and €2,780 million at December 31, 2014 and at 2013, respectively. These investments include private equity, real estate and hedge fund investments.
In 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. The change increased our Canadian pension obligations by approximately €41 million.
Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our U.S. pension obligations by approximately €261 million.

Significant differences in actual experience or significant changes in assumptions may affect the pension obligations and pension expense. The effects of actual results differing from assumptions and of amended assumptions are included in Other comprehensive income/(loss). The weighted average discount rate used to determine the benefit obligation for the defined benefit obligation for the defined benefit plan was 4.03 percent at December 31, 2014 (4.69 percent at December 31, 2013).
At December 31, 2014 the effect of the indicated decrease or increase in selected factors, holding all other assumptions constant, is shown below:

Effect on pension defined benefit obligation
( € million)
10 basis point decrease in discount rate	317
10 basis point increase in discount rate	(312)
At December 31, 2014, the net liabilities and net assets for pension benefits amounted to €5,166 million and to €104 million, respectively (€4,253 million and €95 million, respectively at December 31, 2013). Refer to Note 25 for a detailed discussion of the Group’s pension plans.
Other post-employment benefits
The Group provides health care, legal, severance indemnity and life insurance benefits to certain hourly and salaried employees. Upon retirement, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically.
Health care, life insurance plans and other employment benefits are accounted for on an actuarial basis, which requires the selection of various assumptions. The estimation of the Group’s obligations, costs and liabilities associated with these plans requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration parameters of a financial nature such as discount rate, the rates of salary increases and the likelihood of potential future events estimated by using demographic assumptions such as mortality, dismissal and retirement rates.
Plan obligations and costs are based on existing plan provisions. Assumptions regarding any potential future changes to benefit provisions beyond those to which the Group is presently committed are not made.
The assumptions used in developing the required estimates include the following key factors:

•
Discount rates. The Group selects discount rates on the basis of the rate of return on high-quality (AA-rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected benefit payments.

•	Health care cost trends. The Group’s health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends.

•	Salary growth. The salary growth assumptions reflect the Group’s long-term actual experience, outlook and assumed inflation.

•
Retirement and employee leaving rates. Retirement and employee leaving rates are developed to reflect actual and projected plan experience, as well as legal requirements for retirement in respective countries.

•
Mortality rates. Mortality rates are developed using our plan-specific populations, recent mortality information published by recognized experts in this field and other data where appropriate to reflect actual and projected plan experience.

Additionally, retirement rate assumptions used for our U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased our other post-employment benefit obligations by approximately €40 million.
At December 31, 2014 the effect of the indicated decreases or increases in the key factors affecting the health care, life insurance plans and severance indemnity in Italy (trattamento di fine rapporto or “TFR”), holding all other assumptions constant, is shown below:

	Effect on health care and life insurance defined benefit obligation	Effect on the TFR obligation
	(€ million)
10 basis point / (100 basis point for TFR) decrease in discount rate	28	55
10 basis point / (100 basis point for TFR), increase in discount rate	(28)	(49)
100 basis point decrease in health care cost trend rate	(43)	—
100 basis point increase in health care cost trend rate	50	—
Recoverability of non-current assets with definite useful lives
Non-current assets with definite useful lives include property, plant and equipment, intangible assets and assets held for sale. Intangible assets with definite useful lives mainly consist of capitalized development costs related to the EMEA and NAFTA segments.
The Group periodically reviews the carrying amount of non-current assets with definite useful lives when events and circumstances indicate that an asset may be impaired. Impairment tests are performed by comparing the carrying amount and the recoverable amount of the CGU. The recoverable amount is the higher of the CGU’s fair value less costs of disposal and its value in use. In assessing the value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.
Due to impairment indicators existing in 2014 primarily related to losses incurred in EMEA due to weak demand for vehicles and strong competition, impairment tests relating to the recoverability of CGUs in EMEA were performed. The tests compared the carrying amount of the assets allocated to the CGUs (comprising property, plant and equipment and capitalized development costs) to their value in use using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate. The test confirmed that the value in use of the CGUs in EMEA was greater than the carrying value at December 31, 2014 and as a result, there was no impairment loss recognized in 2014.
In addition, the recoverable amount of the EMEA segment as a whole was assessed. The value in use of the EMEA segment was determined using the following assumptions:

•	the reference scenario was based on the 2014-2018 strategic business plan presented in May 2014 and the consistent projections for 2019;

•
the expected future cash flows, represented by the projected EBIT before Result from investments, Gains on the disposal of investments, Restructuring costs, Other unusual income/(expenses), Depreciation and Amortization and reduced by expected capital expenditure, include a normalized future result beyond the time period explicitly considered used to estimate the Terminal Value. This normalized future result was assumed substantially in line with 2017-2019 amounts. The long-term growth rate was set at zero;

•
the expected future cash flows were discounted using a pre-tax Weighted Average Cost of Capital (“WACC”) of 10.3 percent. This WACC reflects the current market assessment of the time value of money for the period being considered and the risks specific to the EMEA region. The WACC was calculated by referring to the yield curve of 10-year European government bonds, to FCA's cost of debt, and other factors.

    Furthermore, a sensitivity analysis was performed by simulating two different scenarios:

a)	WACC was increased by 1.0 percent for 2018, 2.0 percent for 2019 and 3.0 percent for Terminal Value;

b)
Cash-flows were reduced by estimating the impact of a 1.7 percent decrease in the European car market demand for 2015, a 7.5 percent decrease for 2016 and a 10.0 percent decrease for 2017-2019 as compared to the base assumptions.

In all scenarios the recoverable amount was higher than the carrying amount.
The estimates and assumptions described above reflect the Group’s current available knowledge as to the expected future development of the businesses and are based on an assessment of the future development of the markets and the automotive industry, which remain subject to a high degree of uncertainty due to the continuation of the economic difficulties in most countries of the Eurozone and its effects on the industry. More specifically, considering the uncertainty, a future worsening in the economic environment in the Eurozone, particularly in Italy, that is not reflected in these Group assumptions, could result in actual performance that differs from the original estimates, and might therefore require adjustments to the carrying amounts of certain non-current assets in future periods.
In 2013, as a result of the new product strategy and decline in the demand for vehicles in EMEA, the Group performed impairment tests related to the recoverability of the CGUs in EMEA and the EMEA segment as a whole using pre-tax estimated future cash flows discounted to their present value using a pre-tax discount rate of 12.2 percent and the same methodology for the recoverable amount as described above. For the year ended December 31, 2013, total impairments of approximately €116 million relating to EMEA were recognized as a result of testing the CGUs in EMEA (of which €61 million related to development costs and €55 million related to Property, plant and equipment).
As a result of new product strategies, the streamlining of architectures and related production platforms associated with the Group's refocused product strategies, the operations to which specific capitalized development costs belonged was redesigned. For example, certain models were switched to new platforms considered technologically more appropriate. As no future economic benefits were expected from these specific capitalized development costs, they were written off in accordance with IAS 38 - Intangible Assets. For the year ended December 31, 2014, specific capitalized development costs of €47 million within the EMEA segment and €28 million of development costs within the NAFTA segment were written off and recorded within Research and development costs in the Consolidated income statement. In addition, in 2014, the Group recorded €25 million of impairment losses primarily related to the EMEA segment for certain powertrains that were abandoned. For the year ended December 31, 2013, specific capitalized development costs of €65 million within the Maserati segment, €90 million within the EMEA segment and €32 million of development costs within the LATAM segment were written off.

The following table sets forth all impairment charges recognized for non-current assets with definite useful lives during the years ended December 31, 2014, 2013 and 2012.
Impairments to Property, plant and equipment:

		Twelve Months Ended December 31,
	Note	2014	2013	2012
		(€ million)
EMEA		25	55	40
Components		2	31	8
LATAM		—	—	1
Other		6	—	1
	(15)	33	86	50
Recorded in the Consolidated income statement within:
Cost of sales		33	—	50
Other unusual expenses		—	86	—
		33	86	50
Impairments to Other intangible assets:

		Twelve Months Ended December 31,
	Note	2014	2013	2012
		(€ million)
Development costs
EMEA		47	151	33
NAFTA		28	—	—
Components		3	2	21
Maserati		—	65	—
LATAM		—	32	2
APAC		4	—	1
		82	250	57
Other intangible assets		—	—	1
	(14)	82	250	58
Recorded in the Consolidated income statement within:
Cost of sales		—	—	1
Research and development costs		82	24	57
Other unusual expenses		—	226	—
		82	250	58
Recoverability of Goodwill and Intangible assets with indefinite useful lives
In accordance with IAS 36 – Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to CGUs within the operating segments, which represent the lowest level within the Group at which goodwill is monitored for internal management purposes in accordance with IAS 36. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands and capitalized development costs) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Goodwill and Intangible assets with indefinite useful lives at December 31, 2014 includes €10,185 million of Goodwill (€8,967 million at December 31, 2013) and €2,953 million of Intangible assets with indefinite useful lives (€2,600 million at December 31, 2013) resulting from the acquisition of interests in FCA US. Goodwill also includes €786 million from the acquisition of interests in Ferrari (€786 million at December 31, 2013). The Group did not recognize any impairment charges for Goodwill and Intangible assets with indefinite useful lives during the years ended December 31, 2014, 2013 and 2012.
For a discussion on impairment testing of Goodwill and intangible assets with indefinite useful lives, see Note 13.
Recoverability of deferred tax assets
The carrying amount of deferred tax assets is reduced to the extent that it is not probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.
At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,662 million (€6,183 million at December 31, 2013), of which €480 million was not recognized (€435 million at December 31, 2013). At the same date the Group had also theoretical tax benefits on losses carried forward of €4,696 million (€3,810 million at December 31, 2013), of which €2,934 million was unrecognized (€2,891 million at December 31, 2013).
At December 31, 2013, in view of the results achieved by FCA US, of the continuous improvement of its product mix, its trends in international sales and its implementation of new vehicles, together with the consolidation of the alliance between FCA and FCA US, following FCA US’s acquisition of the remaining shareholding at the beginning of 2014, the Group recorded previously unrecognized deferred tax assets for a total of €1,734 million, of which €1,500 million was recognized in Income taxes and €234 million in Other comprehensive income/(loss).
The recoverability of deferred tax assets is dependent on the Group’s ability to generate sufficient future taxable income in the period in which it is assumed that the deductible temporary differences reverse and tax losses carried forward can be utilized. In making this assessment, the Group considers future taxable income arising on the most recent budgets and plans, prepared by using the same criteria described for testing the impairment of assets and goodwill. Moreover, the Group estimates the impact of the reversal of taxable temporary differences on earnings and it also considers the period over which these assets could be recovered.
These estimates and assumptions are subject to a high degree of uncertainty especially as it relates to future performance in the Eurozone, particularly in Italy. Therefore changes in current estimates due to unanticipated events could have a significant impact on the Group’s Consolidated financial statements.
Sales incentives
The Group records the estimated cost of sales incentive programs offered to dealers and consumers as a reduction to revenue at the time of sale of the vehicle to the dealer. This estimated cost represents the incentive programs offered to dealers and consumers, as well as the expected modifications to these programs in order to facilitate sales of the dealer inventory. Subsequent adjustments to sales incentive programs related to vehicles previously sold to dealers are recognized as an adjustment to net revenues in the period the adjustment is determinable.
The Group uses price discounts to adjust vehicle pricing in response to a number of market and product factors, including pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, consumer demand for the product and the desire to support promotional campaigns. The Group may offer a variety of sales incentive programs at any given point in time, including cash offers to dealers and consumers and subvention programs offered to customers, or lease subsidies, which reduce the retail customer’s monthly lease payment or cash due at the inception of the financing arrangement, or both. Sales incentive programs are generally brand, model and region specific for a defined period of time.
Multiple factors are used in estimating the future incentive expense by vehicle line including the current incentive programs in the market, planned promotional programs and the normal incentive escalation incurred as the model year ages. The estimated incentive rates are reviewed monthly and changes to the planned rates are adjusted accordingly, thus impacting revenues. As there are a multitude of inputs affecting the calculation of the estimate for sales incentives, an increase or decrease of any of these variables could have a significant effect on revenues.

Product warranties and liabilities
The Group establishes reserves for product warranties at the time the sale is recognized. The Group issues various types of product warranties under which the performance of products delivered is generally guaranteed for a certain period or term. The reserve for product warranties includes the expected costs of warranty obligations imposed by law or contract, as well as the expected costs for policy coverage, recall actions and buyback commitments. The estimated future costs of these actions are principally based on assumptions regarding the lifetime warranty costs of each vehicle line and each model year of that vehicle line, as well as historical claims experience for the Group’s vehicles. In addition, the number and magnitude of additional service actions expected to be approved and policies related to additional service actions are taken into consideration. Due to the uncertainty and potential volatility of these estimated factors, changes in the assumptions used could materially affect the results of operations.
The Group periodically initiates voluntary service and recall actions to address various customer satisfaction and safety and emissions issues related to vehicles sold. Included in the reserve is the estimated cost of these service and recall actions. The estimated future costs of these actions are primarily based on historical claims experience for the Group’s vehicles. Estimates of the future costs of these actions are inevitably imprecise due to some uncertainties, including the number of vehicles affected by a service or recall action. It is reasonably possible that the ultimate cost of these service and recall actions may require the Group to make expenditures in excess of (or less than) established reserves over an extended period of time. The estimate of warranty and additional service and recall action obligations is periodically reviewed during the year. Experience has shown that initial data for any given model year can be volatile. The process therefore relies upon long-term historical averages until actual data is available. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting accruals are then compared with current spending rates to ensure that the balances are adequate to meet expected future obligations.
Warranty costs incurred are generally recorded in the Consolidated income statement as Cost of sales. However, depending on the specific nature of the recall, including the significance and magnitude, the Group reports certain of these costs as Other unusual expenses. The Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group.
In addition, the Group makes provisions for estimated product liability costs arising from property damage and personal injuries including wrongful death, and potential exemplary or punitive damages alleged to be the result of product defects. By nature, these costs can be infrequent, difficult to predict and have the potential to vary significantly in amount. The valuation of the reserve is actuarially determined on an annual basis based on, among other factors, the number of vehicles sold and product liability claims incurred. Costs associated with these provisions are recorded in the Consolidated income statement and any subsequent adjustments are recorded in the period in which the adjustment is determined.
Other contingent liabilities
The Group records provisions in connection with pending or threatened disputes or legal proceedings when it is considered probable that there will be an outflow of funds and when the amount can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes to the Consolidated financial statements. The Group is the subject of legal and tax proceedings covering a wide range of matters in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds that could result from such disputes with any certainty. Moreover, the cases and claims against the Group are often derived from complex legal issues which are subject to a differing degrees of uncertainty, including the facts and circumstances of each particular case, the manner in which the applicable law is likely to be interpreted and applied and the jurisdiction and the different laws involved. The Group monitors the status of pending legal procedures and consults with experts on legal and tax matters on a regular basis. As such, the provisions for the Group’s legal proceedings and litigation may vary as a result of future developments in pending matters.

Litigation
Various legal proceedings, claims and governmental investigations are pending against the Group on a wide range of topics, including vehicle safety, emissions and fuel economy, dealer, supplier and other contractual relationships, intellectual property rights, product warranties and environmental matters. Some of these proceedings allege defects in specific component parts or systems (including airbags, seats, seat belts, brakes, ball joints, transmissions, engines and fuel systems) in various vehicle models or allege general design defects relating to vehicle handling and stability, sudden unintended movement or crashworthiness. These proceedings seek recovery for damage to property, personal injuries or wrongful death and in some cases include a claim for exemplary or punitive damages. Adverse decisions in one or more of these proceedings could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions.
Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. An accrual is established in connection with pending or threatened litigation if a loss is probable and a reliable estimate can be made. Since these accruals represent estimates, it is reasonably possible that the resolution of some of these matters could require the Group to make payments in excess of the amounts accrued. It is also reasonably possible that the resolution of some of the matters for which accruals could not be made may require the Group to make payments in an amount or range of amounts that could not be reasonably estimated.
The term “reasonably possible” is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than probable. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment of the estimated reserve is recorded, it is believed that any resulting adjustment would not materially affect the Consolidated statement of financial position or Consolidated statement of cash flows.
Environmental Matters
The Group is subject to potential liability under government regulations and various claims and legal actions that are pending or may be asserted against the Group concerning environmental matters. Estimates of future costs of such environmental matters are subject to numerous uncertainties, including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectability of remediation costs among responsible parties. The Group establishes provisions for these environmental matters when a loss is probable and a reliable estimate can be made. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reliably estimated. Although the final resolution of any such matters could have a material effect on the Group’s operating results for the particular reporting period in which an adjustment to the estimated provision is recorded, it is believed that any resulting adjustment would not materially affect the Consolidated statement of financial position or the Consolidated statement of cash flows.
Business combinations
As discussed below in the paragraph – Acquisition of the remaining ownership interest in FCA US, the consolidation of FCA US was accounted for as a business combination achieved in stages using the acquisition method of accounting required under IFRS 3. In accordance with the acquisition method, the Group remeasured its previously held equity interest in FCA US at fair value. The acquired non-controlling interest in FCA US was also recognized at its acquisition date fair value. Additionally, the Group recognized the acquired assets and assumed liabilities at their acquisition date fair values, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded according to other accounting guidance. These values were based on market participant assumptions, which were based on market information available at the date of obtaining control and which affected the value at which the assets, liabilities, non-controlling interests and goodwill were recognized as well as the amount of income and expense for the period.
Share-based compensation
The Group accounts for share-based compensation plans in accordance with IFRS 2 - Share-based payments, which requires measuring share-based compensation expense based on fair value. As described in Note 24, Fiat had granted share-based payments for the years ended December 31, 2013 and 2012 to certain employees and directors. There were no new Fiat share-based payments made for the year ended December 31, 2014. Also as described in Note 24, FCA US had granted share-based payments for the years ended December 31, 2014, 2013 and 2012.

The fair value of Fiat share-based payments had been measured based on market prices of Fiat shares at the grant date taking into account the terms and conditions upon which the instruments were granted. The fair value of FCA US awards is measured by using a discounted cash flow methodology to estimate the price of the awards at the grant date and subsequently for liability-classified awards at each balance sheet date, until they are settled.
For FCA US awards, since there are no publicly observable market prices for FCA US’s membership interests, the fair value was determined contemporaneously with each measurement using a discounted cash flow methodology. The Group uses this approach, which is based on projected cash flows, to estimate FCA US’s enterprise value. The Group then deducts the fair value of FCA US’s outstanding interest bearing debt at the measurement date from the enterprise value to arrive at the fair value of FCA US’s equity.
The significant assumptions used in the measurement of the fair value of these awards at each measurement date include different assumptions. For example, the assumptions include four years of annual projections that reflect the estimated after-tax cash flows a market participant would expect to generate from FCA US’s operating business, an estimated after-tax weighted average cost of capital and projected worldwide factory shipments.
The assumptions noted above used in the contemporaneous estimation of fair value at each measurement date have not changed significantly during the years ended December 31, 2014, 2013 and 2012 with the exception of the weighted average cost of capital, which is directly influenced by external market conditions.
The Group updates the measurement of the fair value of these awards on a regular basis. It is therefore possible that the amount of share-based payments reserve and liabilities for share-based payments may vary as the result of a significant change in the assumptions mentioned above.
SCOPE OF CONSOLIDATION
FCA is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. The Consolidated financial statements at December 31, 2014, 2013 and 2012 include FCA and its subsidiaries over which it has control.
At December 31, 2014 and December 31, 2013, FCA had the following significant direct and indirect interests in the following subsidiaries:

		At December 31, 2014		At December 31, 2013
Name	Country	Shares held by the Group	Shares held by NCI	Shares held by the Group	Shares held by NCI
		(%)
Directly held interests
FCA Italy S.p.A. (previously Fiat Group Automobiles S.p.A.)	Italy	100.0	—	100.0	—
Ferrari S.p.A.	Italy	90.0	10.0	90.0	10.0
Maserati S.p.A.	Italy	100.0	—	100.0	—
Magneti Marelli S.p.A.	Italy	99.99	0.01	99.99	0.01
Teksid S.p.A.	Italy	84.79	15.21	84.79	15.21
Comau S.p.A.	Italy	100.00	—	100.00	—
Indirectly held interests
FCA US LLC (previously Chrysler Group LLC)	USA	100.0	—	58.5	41.5
Each of these subsidiaries holds direct or indirect interests in other Group companies. The Consolidated financial statements include 306 subsidiaries consolidated on a line-by-line basis at December 31, 2014 (303 at December 31, 2013).
Certain minor subsidiaries (mainly dealership, captive service, dormant and companies under liquidation) are excluded from consolidation on a line-by-line basis and are accounted for at cost or using the equity method. Their aggregate assets and revenues represent less than 1.0 percent of the Group’s respective amounts for each period and at each date presented within the Consolidated financial statements.

Non-Controlling Interests
The total Non-controlling interest at December 31, 2014 of €313 million primarily relates to the 10.0 percent interest held by third parties in Ferrari S.p.A. of €194 million. The total Non-controlling interest at December 31, 2013 of €4,258 million primarily related to the 41.5 percent interest held by the International Union, United Automobile, Aerospace, and Agricultural Implement Workers of America ("UAW") Retiree Medical Benefits Trust (the "VEBA Trust") in FCA US of €3,944 million (see section —Acquisition of the remaining ownership in FCA US below) and to the 10.0 percent interest held for Ferrari S.p.A.of €215 million.
Financial information (before intra-group eliminations) for FCA US and Ferrari S.p.A. are summarized below. No financial information is presented as of and for the year ended December 31, 2014 for FCA US as a result of FCA US becoming a wholly-owned subsidiary of the Group (see section —Acquisition of the remaining ownership in FCA US below).

	As of December 31,
	2013	2014	2013
	FCA US	Ferrari S.p.A.
	(€ million)
Non-current assets	27,150	988	896
Current assets	16,870	2,835	2,217
Total assets	44,020	3,823	3,113
Debt	9,565	614	322
Other liabilities	24,943	1,490	1,264
Equity (100%)	9,512	1,719	1,527

	For the years ended December 31,
	2013	2012	2014	2013	2012
	FCA US		Ferrari S.p.A.
	(€ million)
Net revenues	54,370	51,202	2,762	2,335	2,225
EBIT	3,160	3,217	389	364	336
Profit before income tax	2,185	2,149	393	366	335
Net profit	2,392	1,944	273	246	233
Other comprehensive income/(loss)	2,500	(1,893)	(79)	29	46
Total comprehensive income/(loss)	4,892	(51)	194	275	279
Dividends paid to non-controlling interests	—	—	15	—	—
Cash generated in operating activities	5,204	5,889	753	561	621
Cash used in investing activities	(3,557)	(4,214)	(606)	(314)	(334)
Cash used in financing activities	(262)	(113)	(133)	(223)	(276)
Total change in cash and cash equivalents	873	1,383	20	15	7

Cash and cash equivalents at December 31,	9,676	8,803	136	116	101
Other Commitments and Important Contractual Rights Relating to the Non-controlling interests
FCA is subject to a put contract with Renault relating to its original non-controlling investment of 33.5 percent in Teksid, now 15.2 percent. In particular, Renault has the right to exercise a sale option to FCA on its interest in Teksid, in the following cases:

•	in the event of non-fulfillment in the application of the protocol of the agreement and admission to receivership or any other redressement procedure;

•	in the event Renault’s investment in Teksid falls below 15.0 percent or Teksid decides to diversify its activities outside the foundry sector; or

•	should FCA be the object of the acquisition of control by another car manufacturer.

•	The exercise price of the option is established as follows:

-	for the first 6.5 percent of the share capital of Teksid, the initial investment price as increased by a specified interest rate; and

-	for the remaining amount of share capital of Teksid, the share of the accounting net equity at the exercise date.
Planned Separation of Ferrari
On October 29, 2014, the Board of Directors of FCA, in connection with FCA’s implementation of a capital plan appropriate to support the Group’s long-term success, announced its intention to separate Ferrari from FCA. The separation is expected to be effected through an initial public offering (“IPO”) of a portion of FCA’s interest in Ferrari and a spin-off of FCA’s remaining Ferrari shares to FCA shareholders. The Board authorized FCA's management to take the steps necessary to complete these transactions during 2015.
As a result, the Group did not classify Ferrari as an asset held for sale at December 31, 2014. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the timing, structure, organization, terms and financing aspects of the transaction had not yet been finalized and are subject to final approval by the Board of Directors of FCA.
CHANGES IN THE SCOPE OF CONSOLIDATION
The following significant changes in the scope of consolidation occurred in 2014, 2013 and 2012:
2014

•	There were no significant changes in the scope of consolidation in 2014.
2013

•	In October 2013, FCA acquired from General Motors the 50.0 percent residual interest of VM Motori Group.

•
In November 2013, the investment in the Brazilian company, CMP Componentes e Modulos Plasticos Industria e Commercio Ltda, which was previously classified as held for sale on acquisition, was consolidated on a line-by-line basis as a result of changes in the plans for its sale.

•
In December 31, 2013, the assets and liabilities related to a subsidiary consolidated by the Components segment (Fonderie du Poitou Fonte S.A.S.) were reclassified as Asset and liabilities held for sale (Note 22); the subsidiary was subsequently disposed of in May 2014.

2012

•
In April 2012, as a result of changes in the Fiat India Automobiles Limited ("FIAL") shareholding agreements, this entity was classified as a Joint operation and its share of assets, liabilities, revenues and expenses were recognized in the Consolidated financial statements; the investment was no longer accounted for under equity method accounting.

•
In July 2012, FCA entered into an agreement with PSA Peugeot Citroën providing for the transfer of its interest in the joint venture Sevelnord Société Anonyme at a symbolic value. In accordance with IFRS 5, from June 2012 the investment in Sevelnord Société Anonyme was reclassified within assets held for sale and was measured at fair value, resulting in an unusual loss of €91 million. The joint venture was subsequently disposed of in the fourth quarter of 2012.

ACQUISITION OF THE REMAINING OWNERSHIP INTEREST IN FCA US
As of December 31, 2013, FCA held a 58.5 percent ownership interest in FCA US and the VEBA Trust held the remaining 41.5 percent. On January 1, 2014, FCA 's 100.0 percent owned subsidiary FCA North America Holdings LLC, ("FCA NA"), formerly known as Fiat North America LLC, and the VEBA Trust announced that they had entered into an agreement (“the Equity Purchase Agreement”) under which FCA NA agreed to acquire the VEBA Trust’s 41.5 percent interest in FCA US, which included an approximately 10 percent interest in FCA US subject to previously exercised options that were subject to ongoing litigation, for cash consideration of U.S.$3,650 million (€2,691 million) as follows:

•
a special distribution of U.S.$1,900 million (€1,404 million) paid by FCA US to its members, which served to fund a portion of the transaction, wherein FCA NA directed its portion of the special distribution to the VEBA Trust as part of the purchase consideration; and

•	an additional cash payment by FCA NA to the VEBA Trust of U.S.$1,750 million (€1.3 billion).
The previously exercised options for the approximately 10 percent interest in FCA US that were settled in connection with the Equity Purchase Agreement had an estimated fair value at the transaction date of U.S.$302 million (€223 million). These options were historically carried at cost, which was zero, in accordance with the guidance in paragraphs AG80 and AG81 of IAS 39 - Financial Instruments: Recognition and Measurement as the options were on shares that did not have a quoted market price in an active market and as the interpretation of the formula required to calculate the exercise price on the options was disputed and was subject to ongoing litigation. Upon consummation of the transactions contemplated by the Equity Purchase Agreement, the fair value of the underlying equity and the estimated exercise price of the options, at that point, became reliably estimable. As such, on the transaction date, the options were remeasured to their fair value of U.S.$302 million (€223 million at the transaction date), which resulted in a corresponding non-taxable gain in Other unusual income/(expenses). The Group has classified this item in Other unusual income/(expenses) because it relates to options held in relation to the acquisition of a non-controlling interest and is expected to occur infrequently.
The fair value of the options was calculated as the difference between the estimated exercise price for the disputed options encompassed in the Equity Purchase Agreement of U.S.$650 million (€481 million) and the estimated fair value for the underlying approximately 10 percent interest in FCA US of U.S.$952 million (€704 million). The exercise price for the disputed options was originally calculated by FCA NA pursuant to the formula set out in the option agreement between FCA NA and the VEBA Trust. The VEBA Trust disputed the calculation of the exercise price, which ultimately led to the litigation between the two parties regarding the interpretation of the call option agreement. The dispute primarily related to four elements of the calculation of the exercise price. During the ensuing litigation, the court ruled in FCA NA’s favor on two of the four disputed elements of the calculation. The court requested an additional factual record be developed on the other two elements, a process that was ongoing at the time the Equity Purchase Agreement was executed and consummated.
The dispute between FCA NA and the VEBA Trust over the previously exercised options was settled pursuant to the Equity Purchase Agreement, effectively resulting in the fulfillment of the previously exercised options. Given that there was no amount explicitly agreed to by FCA NA and the VEBA Trust in the Equity Purchase Agreement for the settlement of the previously exercised options, management estimated the exercise price encompassed in the Equity Purchase Agreement taking into account the judgments rendered by the court to date on the litigation and a settlement of the two unresolved elements. Based on the nature of the two unresolved elements, management estimated the exercise price to be between U.S.$600 million (€444 million at the transaction date) and U.S.$700 million (€518 million at the transaction date). Given the uncertainty inherent in court decisions, it was not possible to pick a point within that range that represented the most likely outcome. As such, management believed the mid-point of this range, U.S.$650 million (€481 million at the transaction date), represented the appropriate point estimate of the exercise price encompassed in the Equity Purchase Agreement.
Since there was no publicly observable market price for FCA US’s membership interests, the fair value as of the transaction date of the approximately 10 percent non-controlling ownership interest in FCA US was determined based on the range of potential values determined in connection with the IPO that FCA US was pursuing at the time the Equity Purchase Agreement was negotiated and executed, which was corroborated by a discounted cash flow valuation that estimated a value near the mid-point of the range of potential IPO values. Management concluded that the mid-point of the range of potential IPO value provided the best evidence of the fair value of FCA US’s membership interests at the transaction date as it reflects market input obtained during the IPO process, thus providing better evidence of the price at which a market participant would transact consistent with IFRS 13 - Fair Value Measurement.

The potential IPO values for 100.0 percent of FCA US’s equity on a fully distributed basis ranged from $10.5 billion to U.S.$12.0 billion (€7.6 billion to €8.7 billion at December 31, 2013). Management concluded the mid-point of this range, U.S.$11.25 billion (€8.16 billion at December 31, 2013), was the best point estimate of fair value. The IPO value range was determined using earnings multiples observed in the market for publicly traded US-based automotive companies using the key assumptions discussed below. This fully distributed value was then reduced by approximately 15.0 percent for the expected discount that would have been realized in order to complete a successful IPO for the minority interest being sold by the VEBA Trust. This discount was estimated based on the following factors that a market participant would have considered and, therefore, would have affected the price of FCA US’s equity in an IPO transaction:

•
Fiat held a significant controlling interest and had expressed the intention to remain and act as the majority owner of FCA US. The fully diluted equity value, which is the starting point for the valuation discussed above, does not contemplate the perpetual nature of the non-controlling interest that would have been offered in an IPO or the significant level of control that Fiat would have exerted over FCA US. This level of control creates risk to a non-controlling shareholder since Fiat would be able to make decisions to maximize its value in a manner that would not necessarily maximize value to non-controlling shareholders, which Fiat had indicated was its intention.

•
The fully distributed equity value contemplates an active market for Chrysler’s equity, which did not exist for FCA US's membership interests. The IPO price represents the creation of the public market, which would have taken time to develop into an active market. The estimated price that would be received in an IPO transaction reflects the fact that FCA US’s equity was not yet traded in an active market.

As the expected discount that would have been realized in order to complete a successful IPO represented a market-based discount that would have been reflected in an IPO price, management concluded it should be included in the measurement at the transaction date between a willing buyer and willing seller under the principles in IFRS 13.
The other significant assumptions management used in connection with the development of the fair value of FCA US’s membership interests discussed above included the following:

•	Inputs derived from FCA US’s long-term business plans in place at the time the Equity Purchase Agreement was negotiated and executed, including:

•	An estimated 2014 Earnings before interest, tax, depreciation, amortization, pension and OPEB payments (EBITDAPO); and

•	An estimate of net debt, which is composed of debt, pension obligations and OPEB obligations of FCA US, offset by any expected tax benefit arising from payment of obligations and cash on hand; and

•	An EBITDAPO valuation multiple based on observed multiples for other US-based automotive manufacturers, adjusted for differences between those manufacturers and FCA US.
The transaction under the Equity Purchase Agreement closed on January 21, 2014 and as a result, the Group now holds a 100.0 percent equity interest in FCA US.
Concurrent with the closing of the acquisition under the Equity Purchase Agreement, FCA US and UAW executed and delivered a contractually binding and legally enforceable Memorandum of Understanding (“MOU”) to supplement FCA US’s existing collective bargaining agreement. Under the MOU, the UAW committed to (i) use the best efforts to cooperate in the continued roll-out of FCA US’s World Class Manufacturing (“WCM”) programs, (ii) to actively participate in benchmarking efforts associated with implementation of WCM programs across all FCA's manufacturing sites to ensure objective competitive assessments of operational performance and provide a framework for the proper application of WCM principles, and (iii) to actively assist in the achievement of FCA US’s long-term business plan. In consideration for these legally enforceable commitments, FCA US agreed to make payments to a UAW-organized independent VEBA Trust totaling U.S.$700 million (€518 million at the transaction date) to be paid in four equal annual installments. Considering FCA US’s non-performance risk over the payment period as of the transaction date and its unsecured nature, this payment obligation had a fair value of U.S.$672 million (€497 million) as of the transaction date.

The Group considered the terms and conditions set forth in the above mentioned agreements and accounted for the Equity Purchase Agreement and the MOU as a single commercial transaction with multiple elements. As such, the fair value of the consideration paid discussed above, which amounts to U.S.$4,624 million (€3,411 million at the transaction date), including the fair value of the previously exercised disputed options, was allocated to the elements obtained by the Group. Due to the unique nature and inherent judgment involved in determining the fair value of the UAW's commitments under the MOU, a residual value methodology was used to determine the portion of the consideration paid attributable to the UAW's commitments as follows:

(€ million)
Special distribution from FCA US	1,404
Cash payment from FCA NA	1,287
Fair value of the previously exercised options	223
Fair value of financial commitments under the MOU	497
Fair value of total consideration paid	3,411
Less the fair value of an approximately 41.5 percent non-controlling ownership interest in FCA US	(2,916)
Consideration allocated to the UAW’s commitments	495
The fair value of the 41.5 percent non-controlling ownership interest in FCA US acquired by FCA from the VEBA Trust (which includes the approximately 10 percent pursuant to the settlement of the previously exercised options discussed above) was determined using the valuation methodology discussed above.
The residual of the fair value of the consideration paid of U.S.$670 million (€495 million) was allocated to the UAW’s contractually binding and legally enforceable commitments to FCA US under the MOU.
The effects of changes in ownership interests in FCA US was as follows:

Transaction date
(€ million)
Carrying amount of non-controlling interest acquired	3,976
Less consideration allocated to the acquisition of the non-controlling interest	(2,916)
Additional net deferred tax assets	251
Effect on the equity attributable to owners of the parent	1,311
In accordance with IFRS 10 – Consolidated Financial Statements, equity reserves were adjusted to reflect the change in the ownership interest in FCA US through a corresponding adjustment to Equity attributable to the parent. As the transaction described above resulted in the elimination of the non-controlling interest in FCA US, all items of comprehensive income previously attributed to the non-controlling interest were recognized in equity reserves.
Accumulated actuarial gains and losses from the remeasurement of the defined benefit plans of FCA US totaling €1,248 million has been recognized since the consolidation of FCA US in 2011. As of the transaction date, €518 million, which is approximately 41.5 percent of this amount, had been recognized in non-controlling interest. In connection with the acquisition of the non-controlling interest in FCA US, this amount was recognized as an adjustment to the equity reserve for Remeasurement of defined benefit plans.
With respect to the MOU entered into with the UAW, the Group recognized €495 million (U.S.$670 million) in Other unusual expenses in the Consolidated income statement. The first U.S.$175 million installment under the MOU was paid on January 21, 2014, which was equivalent to €129 million at that date, and is reflected in the operating section of the Consolidated statement of cash flows. The remaining outstanding obligation pursuant to the MOU as of December 31, 2014 of €417 million (U.S.$506 million), which includes €7 million (U.S.$9 million) of accreted interest, is recorded in Other current liabilities in the Consolidated statement of financial position (Note 23). The second installment of $175 million (approximately €151 million at that date) to the VEBA Trust was made on January 21, 2015.

The Equity Purchase Agreement also provided for a tax distribution from FCA US to its members under the terms of FCA US Group’s Limited Liability Company Operating Agreement (as amended from time to time, the “LLC Operating Agreement”) in the amount of approximately U.S.$60 million (€45 million) to cover the VEBA Trust’s tax obligation. As this payment was made pursuant to a specific requirement in FCA US’s LLC Operating Agreement, it is not considered part of the multiple element transaction.
Transactions with non-controlling interests in 2014, 2013 and 2012 were as follows:

•
Acquisition of the remaining 41.5 percent ownership in FCA US (described above) consummated in January 2014. In accordance with IFRS 10 - Consolidated Financial Statements, non-controlling interest and equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to equity attributable to the parent.

•
In the context of the Merger described above, in April 2014, Fiat Investments N.V. was incorporated as a public limited liability company under the laws of the Netherlands and was renamed FCA upon completion of the Merger. This transaction did not have an effect on the Consolidated financial statements.

•
In August 2014 Ferrari S.p.A. acquired an additional 21.0 percent in the share capital of the subsidiary Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd. increasing its interest from 59.0 percent to 80.0 percent (the Group’s interests increased from 53.1 percent to 72.0 percent). In accordance with IFRS 10 - Consolidated Financial Statements, non-controlling interest and equity reserves were adjusted to reflect the change in the ownership interest through a corresponding adjustment to Equity attributable to the parent.

•	On January 2012, FCA’s ownership interest in FCA US increased by an additional 5.0 percent on a fully-diluted basis.

•	On October 28, 2013, FCA acquired the remaining 50.0 percent interests in VM Motori Group.
The effects of changes in ownership interests in 2013 for VM Motori Group and in 2012 for FCA US on the Equity attributable to owners of the parent were as follows:

	2013	2012
	(€ million)
Carrying amount of non-controlling interest acquired	36	200
Consideration paid to non-controlling interests	(34)	—
Other financial assets derecognized	—	(288)
Deferred tax liabilities recognized	—	—
Effect on the Equity attributable to owners of the parent	2	(88)

(1) Net Revenues
Net revenues were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Revenues from:
Sales of goods	91,869	82,815	80,101
Services provided	2,202	2,033	2,043
Contract revenues	1,150	1,038	1,078
Interest income of financial services activities	275	239	277
Lease installments from assets under operating leases	308	238	244
Other	286	261	22
Total Net revenues	96,090	86,624	83,765
Net revenues were attributed as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Revenues in:
North America	54,602	47,552	45,171
Brazil	7,512	8,431	9,839
Italy	7,054	6,699	7,048
China	6,336	4,445	2,700
Germany	3,460	3,054	3,167
UK	1,927	1,453	1,429
France	1,837	1,956	2,042
Turkey	1,381	1,268	1,236
Australia	1,220	979	673
Argentina	1,181	1,439	1,179
Spain	1,162	1,015	873
Other countries	8,418	8,333	8,408
Total Net revenues	96,090	86,624	83,765

(2) Cost of Sales
Cost of sales in 2014, 2013 and 2012 amounted to €83,146 million, €74,326 million and €71,473 million, respectively, comprised mainly of expenses incurred in the manufacturing and distribution of vehicles and parts, of which, cost of materials and components are the most significant. The remaining costs principally include labor costs, consisting of direct and indirect wages, as well as depreciation of Property, plant and equipment and amortization of Other intangible assets relating to production and transportation costs.
Cost of sales also includes warranty and product-related costs, estimated at the time of sale to dealer networks or to the end customer. Depending on the specific nature of the recall, including the significance and magnitude, certain warranty expenses incurred are reported as Other unusual expenses.The Group believes that this separate identification allows the users of the Consolidated financial statements to better analyze the comparative year-on-year financial performance of the Group.
Cost of sales in 2014, 2013 and 2012 also includes €170 million, €190 million and €158 million, respectively, of interest and other financial expenses from financial services companies.
(3) Selling, General and Administrative Costs
Selling costs in 2014, 2013 and 2012 amounted to €4,565 million, €4,269 million and €4,367 million, respectively, and mainly consisted of marketing, advertising, and sales personnel costs. Marketing and advertising expenses consisted primarily of media campaigns, as well as marketing support in the form of trade and auto shows, events, and sponsorship.
General and administrative costs in 2014, 2013 and 2012 amounted to €2,519 million, €2,433 million and €2,408 million, respectively, and mainly consisted of administration expenses which are not attributable to sales, manufacturing or research and development functions.
(4) Research and Development Costs
Research and development costs were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Research and development costs expensed during the year	1,398	1,325	1,180
Amortization of capitalized development costs	1,057	887	621
Write-off of costs previously capitalized	82	24	57
Total Research and development costs	2,537	2,236	1,858
Refer to Note 14 for information on capitalized development costs.
(5) Result from Investments
The net gain in 2014, 2013 and 2012, amounting to €131 million, €84 million and €87 million, respectively, mainly consisted of the Group’s share in the Net profit/(loss) of equity method investments for €117 million, €74 million and €74 million, respectively and other income and expenses arising from investments measured at cost.
(6) Gains/(Losses) on the Disposal of Investments
In 2014, the Group recognized net gains on the disposal of investments of €12 million.
In 2013, the Group recognized net gains on the disposal of investments of €8 million.
In 2012, the Group recognized a write-down of €91 million of the interest in Sevelnord Société Anonyme following its reclassification to Assets held for sale and subsequent transfer during the first quarter of 2013.

(7) Restructuring Costs
Net restructuring costs amounting to €50 million in 2014 primarily related to restructuring provisions recognized in the LATAM, EMEA and Components segments.
Net restructuring costs in 2013 amounted to €28 million and primarily related to restructuring provisions in other minor business aggregated within Other activities for the purpose of segment reporting for €38 million, partially offset by the release of a restructuring provision previously made by the NAFTA segment for €10 million.
Restructuring costs in 2012 amounted to €15 million and related to the EMEA segment for €43 million, the Components segment and Other activities for €20 million, partially offset by the release of restructuring provisions previously made by the NAFTA segment for €48 million.
For a more detailed analysis of Restructuring provisions, reference should be made to Note 26.
(8) Other Unusual Income/(Expenses)
For the year ended December 31, 2014, Other unusual expenses amounted to expenses of €639 million and primarily related to the €495 million expense recognized in connection with the execution of the UAW MOU entered into by FCA US on January 21, 2014, as described in the section —Acquisition of the Remaining Ownership Interest in FCA US, above. In addition, Other unusual expenses also included €15 million related to compensation costs as a result of the resignation of the former chairman of Ferrari S.p.A.and included a €98 million remeasurement charge recognized as a result of the Group’s change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollar.
Based on first quarter 2014 developments related to the foreign exchange process in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary's net monetary assets in U.S. Dollar as of March 31, 2014. As the official exchange rate is increasingly reserved only for purchases of those goods and services deemed “essential” by the Venezuelan government, the Group began to use the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System (“SICAD”), referred to as the “SICAD I rate”, as of March 31, 2014. Previously, the Group utilized the official exchange rate of 6.30 VEF to U.S. Dollar. In late March 2014, the Venezuelan government introduced an additional auction-based foreign exchange system, referred to as the "SICAD II rate". The SICAD II rate had ranged from 49 to 51.9 VEF to U.S. Dollar in the period since its introduction through December 31, 2014. The SICAD II rate is expected to be used primarily for imports and has been limited to amounts of VEF that can be exchanged into other currencies, such as the U.S. Dollar. As a result of the recent exchange agreement between the Central Bank of Venezuela and the Venezuelan government and the limitations of the SICAD II rate, the Group believes any future remittances of dividends would be transacted at the SICAD I rate. As a result, we determined that the SICAD I rate is the most appropriate rate to use. At December 31, 2014, the SICAD I rate was 12.0 VEF to U.S. Dollar.
For the year ended December 31, 2013, Other unusual expenses amounted to €686 million and primarily related to write-downs totaling €272 million as a result of the rationalization of architectures associated with the new product strategy, particularly for the Alfa Romeo, Maserati and Fiat brands; specifically, €226 million related to development costs and €46 million to tangible assets. In addition, in relation to the expected market trends, the assets of the cast-iron business in the Components segment (Teksid) were written down by €57 million. Moreover, there was a €56 million write-off of the book value of the Equity Recapture Agreement Right considering the agreement closed on January 21, 2014 to purchase the remaining ownership interest in FCA US from the VEBA Trust (as described above). Other unusual charges also included a €115 million charge related to the June 2013 voluntary safety recall for the 1993-1998 Jeep Grand Cherokee and the 2002-2007 Jeep Liberty, as well as the customer satisfaction action for the 1999-2004 Jeep Grand Cherokee. This item also includes a €59 million foreign currency translation loss related to the February 2013 devaluation of the official exchange rate of the Venezuelan Bolivar (“VEF”) relative to the U.S. Dollar from 4.30 VEF per U.S. dollar to 6.30 VEF per U.S. Dollar. During the second and third quarter of 2013, certain monetary liabilities, which had been submitted to the Commission for the Administration of Foreign Exchange (“CADIVI”) for payment approval through the ordinary course of business prior to the devaluation date, were approved to be paid at an exchange rate of 4.30 VEF per U.S. Dollar. As a result, €12 million in the second quarter of 2013 and €4 million in the third quarter of 2013 of foreign currency transaction gains were recognized due to these monetary liabilities being previously remeasured at the 6.30 VEF per U.S. Dollar at the devaluation date.

In 2012, Other unusual expenses, net were €138 million mainly including €145 million of costs arising from disputes relating to operations terminated in prior years and costs related to the agreement with PSA Peugeot Citroën providing for the transfer of the Group’s interest in the company Sevelnord Société Anonyme at a symbolic value.
In 2014, Other unusual income amounted to €249 million which primarily included €223 million related to the fair value measurement of the previously exercised options for approximately 10 percent interest in FCA US that were settled in connection with the acquisition of the remaining interest in FCA US as described in the section Changes in the Scope of Consolidation, above.
In 2013, Other unusual income amounted to €187 million which primarily included the impacts of a curtailment gain and plan amendments of €166 million with a corresponding net reduction to FCA US’s pension obligation. During the second quarter of 2013, FCA US amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with Internal Revenue Service regulations, cease the accrual of future benefits effective December 31, 2013, and enhanced the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. An interim remeasurement was required for these plans, which resulted in an additional €509 million net reduction to the pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in Total other comprehensive income/(loss).

(9) Net Financial Income/(Expenses)
The following table sets out details of the Group’s financial income and expenses, including the amounts reported in the Consolidated income statement within the Financial income/(expenses) line item, as well as interest income from financial services activities, recognized under Net revenues, and Interest cost and other financial charges from financial services companies, recognized under Cost of sales.

	For the years ended December 31,
	2014	2013	2012
Financial income:	(€ million)
Interest income and other financial income:	226	201	266
Interest income from banks deposits	170	153	180
Interest income from securities	7	8	14
Other interest income and financial income	49	40	72
Interest income of financial services activities	275	239	277
Gains on disposal of securities	3	4	2
Total Financial income	504	444	545

Total Financial income relating to:
Industrial companies (A)	229	205	268
Financial services companies (reported within Net revenues)	275	239	277

Financial expenses:
Interest expense and other financial expenses:	1,916	1,904	1,973
Interest expenses on bonds	1,204	959	921
Interest expenses on bank borrowing	427	367	382
Commission expenses	21	25	21
Other interest cost and financial expenses	264	553	649
Write-downs of financial assets	84	105	50
Losses on disposal of securities	6	3	9
Net interest expenses on employee benefits provisions	330	371	388
Total Financial expenses	2,336	2,383	2,420
Net expenses/(income) from derivative financial instruments and exchange rate differences	110	(1)	(84)

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences	2,446	2,382	2,336

Total Financial expenses and net expenses from derivative financial instruments and exchange rate differences relating to:
Industrial companies (B)	2,276	2,192	2,178
Financial services companies (reported with Cost of sales)	170	190	158
Net financial income expenses relating to industrial companies (A - B)	2,047	1,987	1,910
Other interest cost and financial expenses includes interest expenses of €33 million (€326 million in 2013 and €342 million in 2012) related to the VEBA Trust Note and interest expenses of €50 million (€61 million in 2013 and €71 million in 2012) related to the Canadian Health Care Trust Note.
Net income/(expenses) from derivative financial instruments and exchange rate differences include net income of €31 million in 2013 and net income of €34 million in 2012 arising from the equity swaps on FCA and CNH Industrial N.V. ("CNHI") shares relating to certain stock option plans. These equity swaps expired in 2013.

(10) Tax Expense/(Income)
Income tax was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current tax expense	677	615	691
Deferred tax income	(145)	(1,570)	(71)
Taxes relating to prior periods	12	19	8
Total Tax expense/(income)	544	(936)	628
For the year ended December 31, 2014 Total tax expense amounted to €544 million. In 2013, Total tax income was €936 million and included a €1,500 million positive one-time recognition of net deferred tax assets related to tax loss carry- forwards and temporary differences within the NAFTA segment.
In 2014, the Regional Italian Income Tax (“IRAP”) recognized within current taxes was €62 million (€58 million in 2013 and €64 million in 2012) and IRAP recognized within deferred tax costs was €18 million (€11 million in 2013 and €21 million in 2012).
The applicable tax rate used to determine the theoretical income taxes was 21.5 percent in 2014, which is the statutory rate applicable in the United Kingdom, the tax jurisdiction in which FCA is resident. The applicable tax rate used to determine the theoretical income taxes was 27.5 percent in 2013 and 2012, which was the statutory rate applicable in Italy, the tax jurisdiction in which Fiat was resident. The change in the applicable tax rate is a result of the change in tax jurisdiction in connection with the Merger. The reconciliation between the theoretical income taxes calculated on the basis of the theoretical tax rate and income taxes recognized was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Theoretical income taxes	253	279	419
Tax effect on:
Recognition and utilization of previously unrecognized deferred tax assets	(173)	(1,745)	(529)
Permanent differences	(148)	8	(79)
Deferred tax assets not recognized and write-downs	379	380	472
Differences between foreign tax rates and the theoretical applicable tax rate and tax holidays	66	24	164
Taxes relating to prior years	12	19	8
Unrecognized withholding tax	57	84	95
Other differences	18	(54)	(7)
Total Tax expense/(income), excluding IRAP	464	(1,005)	543
Effective tax rate	39.5%	n.a.	35.7%
IRAP (current and deferred)	80	69	85
Total Tax expense/(income)	544	(936)	628
Because the IRAP taxable basis differs from Profit before taxes, it is excluded from the above effective tax rate calculation.

In 2014, the Group’s effective tax rate is equal to 39.5 percent. The difference between the theoretical and the effective income taxes is primarily due to €379 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year in EMEA, which is partially offset by the recognition of non-recurring deferred tax benefits of €173 million.
In 2013, the Group’s effective tax rate includes a significant tax benefit and is not comparable to prior periods primarily due to FCA US recognizing previously unrecognized deferred tax assets of €1,500 million. Excluding this effect, the effective tax rate of the Group in 2013 would have been 48.7 percent. The difference between the 2013 theoretical and effective income tax was primarily due to the above-mentioned recognition and utilization of previously unrecognized deferred tax assets of €1,734 million (€1,500 million of which was recognized in income taxes and €234 million in Other Comprehensive income/(loss). These benefits were partially offset by the negative impact of €380 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year.
In 2012, the Group’s effective tax rate was 35.7 percent. The difference between the theoretical and the effective income tax rate was due to the recognition and utilization of previously unrecognized deferred tax assets for €529 million, net of €472 million arising from the unrecognized deferred tax assets on temporary differences and tax losses originating in the year.
The Group recognizes the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies in the Consolidated statement of financial position within Deferred tax asset, where these may be offset. Amounts recognized were as follows:

	At December 31,
	2014	2013
	(€ million)
Deferred tax assets	3,547	2,903
Deferred tax liabilities	(233)	(278)
Net deferred tax assets	3,314	2,625
In 2014, net deferred tax assets increased by €689 million mainly due to the following:

•
€145 million increase for recognition of previously unrecognized Deferred tax assets and the recognition of Deferred tax assets on temporary differences originating during the year, net of the reversal of deferred taxes relating to previous years;

•	€102 million increase for recognition directly to Equity of net deferred tax assets;

•	€190 million increase due to exchange rate differences and other changes;

•	€252 million increase in Deferred tax assets due to acquisition of the remaining 41.5 percent interest in FCA US.

The significant components of Deferred tax assets and liabilities and their changes during the years ended December 31, 2014 and 2013 were as follows:

	At January 1, 2014	Recognized in Consolidated income statement	Charged to equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2014
	(€ million)
Deferred tax assets arising on:
Provisions	2,938	533	—	4	1,092	4,567
Provision for employee benefits	1,131	101	35	—	145	1,412
Intangible assets	343	(31)	—	—	16	328
Impairment of financial assets	191	(7)	—	—	(10)	174
Inventories	261	41	—	—	8	310
Allowances for doubtful accounts	110	—	—	—	1	111
Other	1,209	(947)	42	(4)	1,460	1,760
Total	6,183	(310)	77	—	2,712	8,662
Deferred tax liabilities arising on:
Accelerated depreciation	(1,404)	(80)	—	—	(1,222)	(2,706)
Capitalization of development costs	(1,416)	(155)	—	2	(407)	(1,976)
Other Intangible assets and Intangible assets with indefinite useful lives	(640)	23	—	16	(695)	(1,296)
Provision for employee benefits	(20)	2	(2)	—	(1)	(21)
Other	(562)	(56)	27	(16)	(24)	(631)
Total	(4,042)	(266)	25	2	(2,349)	(6,630)
Deferred tax asset arising on tax loss carry-forward	3,810	777	—	—	109	4,696
Unrecognized deferred tax assets	(3,326)	(56)	—	(2)	(30)	(3,414)
Total net Deferred tax assets	2,625	145	102	—	442	3,314

	At January 1, 2013	Recognized in Consolidated income statement	Chargedto equity	Changes in the scope of consolidation	Translation differences and other changes	At December 31, 2013
	(€ million)
Deferred tax assets arising on:
Provisions	2,922	368	—	3	(355)	2,938
Provision for employee benefits	1,022	137	18	—	(46)	1,131
Intangible assets	381	(38)	—	1	(1)	343
Impairment of financial assets	228	13	—	—	(50)	191
Inventories	264	(1)	—	1	(3)	261
Allowances for doubtful accounts	90	18	—	—	2	110
Other	1,456	(224)	—	2	(25)	1,209
Total	6,363	273	18	7	(478)	6,183
Deferred tax liabilities arising on:
Accelerated depreciation	(1,354)	(128)	—	1	77	(1,404)
Capitalization of development costs	(1,211)	(252)	—	—	47	(1,416)
Other Intangible assets and Intangible assets with indefinite useful lives	(784)	48	—	(17)	113	(640)
Provision for employee benefits	(22)	—	—	(1)	3	(20)
Other	(527)	54	(23)	(2)	(64)	(562)
Total	(3,898)	(278)	(23)	(19)	176	(4,042)
Deferred tax asset arising on tax loss carry-forward	3,399	437	—	7	(33)	3,810
Unrecognized deferred tax assets	(4,918)	1,138	217	—	237	(3,326)
Total net Deferred tax assets	946	1,570	212	(5)	(98)	2,625
The decision to recognize deferred tax assets is made for each company in the Group by critically assessing whether conditions exist for the future recoverability of such assets by taking into account recent forecasts from budgets and plans. At December 31, 2014, following the Group's reorganization of its subsidiaries in the U.S and in consideration of the projected positive results in the U.S. and other countries, additional deferred tax assets of €226 million have been recognized. The additional recognized deferred tax assets were offset by a write-down of €232 million deferred tax assets related to the projected spin-off of Ferrari. Despite a tax loss in the Group’s wholly-owned consolidated Italian subsidiaries, the Group continued to recognize deferred tax assets of €799 million (€1,016 million at December 31, 2013) as the Group expects future taxable income in future periods and based on the fact that tax losses can be carried forward indefinitely.
At December 31, 2014, the Group had deferred tax assets on deductible temporary differences of €8,662 million (€6,183 million at December 31, 2013), of which €480 million was not recognized (€435 million at December 31, 2013). At December 31, 2014, the Group also had theoretical tax benefit on losses carried forward of €4,696 million (€3,810 million at December 31, 2013), of which €2,934 million was unrecognized (€2,891 million at December 31, 2013). At December 31, 2014, net deferred tax assets included the amount of €1,762 million in respect of benefits on unused tax losses carry-forwards (€919 million at December 31, 2013).
Deferred taxes on the undistributed earnings of subsidiaries have not been recognized, except in cases where it is probable the distribution will occur in the foreseeable future.

Total deductible and taxable temporary differences and accumulated tax losses at December 31, 2014, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiration, are as follows:

		Year of expiration
	Total at December 31, 2014	2015	2016	2017	2018	Beyond 2017	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses relating to corporate taxation:
Deductible temporary differences	26,777	8,540	2,113	1,742	1,876	12,506	—
Taxable temporary differences	(19,119)	(757)	(1,873)	(1,793)	(1,834)	(9,933)	(2,929)
Tax losses	15,852	58	163	154	113	3,695	11,669
Amounts for which deferred tax assets were not recognized	(12,064)	(487)	(317)	(171)	(2)	(1,176)	(9,911)
Temporary differences and tax losses relating to corporate taxation	11,446	7,354	86	(68)	153	5,092	(1,171)
Temporary differences and tax losses relating to local taxation (i.e. IRAP in Italy):
Deductible temporary differences	18,007	4,665	1,622	1,556	1,568	8,596	—
Taxable temporary differences	(17,494)	(485)	(1,905)	(1,868)	(1,881)	(8,404)	(2,951)
Tax losses	3,401	3	5	41	75	2,573	704
Amounts for which deferred tax assets were not recognized	(1,052)	(84)	(36)	(19)	(15)	(354)	(544)
Temporary differences and tax losses relating to local taxation	2,862	4,099	(314)	(290)	(253)	2,411	(2,791)
(11) Other Information by Nature
Personnel costs in 2014, 2013 and 2012 amounted to €10,099 million, €9,471 million and €9,256 million, respectively, which included costs that were capitalized mainly in connection with product development activities.
In 2014, FCA had an average number of employees of 231,613 (223,658 employees in 2013 and 208,835 employees in 2012).

(12) Earnings per Share
Basic Earnings per Share
The basic earnings per share for 2014 and 2013 was determined by dividing the Profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, the weighted average number of shares outstanding for 2014 includes the minimum number of ordinary shares to be converted as a result of the issuance of the mandatory convertible securities described in Note 23. For 2012, the basic earnings per share takes into account the mandatory conversion of preference and savings shares by dividing the Profit attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period (assuming conversion occurred at the beginning of the year).
The following table provides the amounts used in the calculation of basic earnings per share for the years ended December 31, 2014, 2013 and 2012:

			For the years ended December 31,
			2014	2013	2012
			Ordinary shares	Ordinary shares	Ordinary shares
Profit attributable to owners of the parent	€	million	568	904	44
Weighted average number of shares outstanding		thousand	1,222,346	1,215,921	1,215,828
Basic earnings per ordinary share			€0.465	0.744	0.036
Diluted Earnings per Share
In order to calculate the diluted earnings per share, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect that would arise if all the share-based payment plans were exercised and if the maximum number of ordinary shares related to the mandatory convertible securities (Note 23) were converted. No other instruments could potentially dilute the basic earnings per share in the future as all contingently issuable shares existing under the stock grant plan and the mandatory convertible securities (Note 23) were included in the calculation of the diluted earnings per share. There were no instruments excluded from the calculation of diluted earnings per share for the periods presented because of an anti-dilutive impact.
The following table provides the amounts used in the calculation of diluted earnings per share for the years ended December 31, 2014, 2013 and 2012:

			For the years ended December 31,
			2014	2013	2012
			Ordinary shares	Ordinary shares	Ordinary shares
Profit attributable to owners of the parent	€	million	568	904	44
Weighted average number of shares outstanding		thousand	1,222,346	1,215,921	1,215,828
Number of shares deployable for stock option plans linked to FCA shares		thousand	11,204	13,005	10,040
Mandatory Convertible Securities		thousand	547	—	—
Weighted average number of shares outstanding for diluted earnings per share		thousand	1,234,097	1,228,926	1,225,868
Diluted earnings per ordinary share			€0.460	0.736	0.036
(13) Goodwill and Intangible Assets with Indefinite Useful Life
Goodwill and intangible assets with indefinite useful life as at December 31, 2014 and at December 31, 2013 are summarized below:

	At December 31, 2013	Change in the scope of consolidation	Impairment losses	Translation differences and other changes	At December 31, 2014
	( € million)
Gross amount	10,283	—	—	1,218	11,501
Accumulated impairment losses	(443)	—	—	1	(442)
Goodwill	9,840	—	—	1,219	11,059
Brands	2,600	—	—	353	2,953
Total Goodwill and intangible assets with indefinite useful lives	12,440	—	—	1,572	14,012

	At December 31, 2012	Change in the scope of consolidation	Impairment losses	Translation differences and other changes	At December 31, 2013
	( € million)
Gross amount	10,645	15	—	(377)	10,283
Accumulated impairment losses	(413)	—	—	(30)	(443)
Goodwill	10,232	15	—	(407)	9,840
Brands	2,717	—	—	(117)	2,600
Total Goodwill and intangible assets with indefinite useful lives	12,949	15	—	(524)	12,440
Foreign exchange effects in 2014 and in 2013 amounted to €1,572 million and €524 million, respectively, and arose mainly from changes in the U.S. Dollar/Euro rate.
Changes in the scope of consolidation in 2013 included the effects of the consolidation of the VM Motori group from July 1, 2013 resulting from the acquisition of the remaining 50.0 per cent interest.
Brands
Brands arise from the NAFTA segment and are comprised of the Chrysler, Jeep, Dodge, Ram and Mopar brands. These rights are protected legally through registration with government agencies and through the continuous use in commerce. As these rights have no legal, contractual, competitive or economic term that limits their useful lives, they are classified as intangible assets with indefinite useful lives, and are therefore not amortized.
For the purpose of impairment testing, the carrying value of Brands, which is allocated to the NAFTA segment, is tested jointly with the Goodwill allocated to the NAFTA segment.
Goodwill
At December 31, 2014, goodwill includes €10,185 million for FCA US (€8,967 million at December 31, 2013) and €786 million for Ferrari S.p.A (€786 million at December 31, 2013) which resulted from their respective acquisitions.
Goodwill is allocated to operating segments or to CGUs within the operating segments as appropriate, in accordance with IAS 36 – Impairment of assets.
The following table presents the allocation of Goodwill across the segments:

	At December 31,
	2014	2013
	( € million)
NAFTA	8,350	7,330
APAC	1,085	968
LATAM	517	461
EMEA	233	208
Ferrari	786	786
Components	52	51
Other activities	36	36
Total Goodwill (net carrying amount)	11,059	9,840
In accordance with IAS 36, Goodwill is not amortized and is tested for impairment annually, or more frequently, if facts or circumstances indicate that the asset may be impaired. Impairment testing is performed by comparing the carrying amount and the recoverable amount of each CGU to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

The assumptions used in this process represent management’s best estimate for the period under consideration. Goodwill allocated to the NAFTA segment represents 75.5 percent of the Group’s total Goodwill, which also includes the carrying amount of the Group's Brands, as discussed above. The estimate of the value in use of the NAFTA segment for purposes of performing the annual impairment test was based on the following assumptions:

•
The expected future cash flows covering the period from 2015 through 2018 have been derived from the Group Business Plan presented on May 6, 2014. More specifically, in making the estimates, expected EBITDA for the periods under consideration was adjusted to reflect the expected capital expenditure and monetary contributions to pension plans and other post-employment benefit plans. These cash flows relate to the CGU in its condition when preparing the financial statements and exclude the estimated cash flows that might arise from restructuring plans or other structural changes. Volumes and sales mix used for estimating the future cash flow are based on assumptions that are considered reasonable and sustainable and represent the best estimate of expected conditions regarding market trends and segment, brand and model share for the NAFTA segment over the period considered.

•
The expected future cash flows include a normalized terminal period used to estimate the future results beyond the time period explicitly considered. This terminal period was calculated by applying an EBITDA margin of the average of the expected EBITDA for 2015-2018 to the average 2015-2018 expected revenues used in calculating the expected EBITDA. The terminal period was then adjusted by a normalized amount of investments determined assuming a steady state business and by expected monetary contributions to pension plans and post-employment benefit plans.

•
Pre-tax expected future cash flows have been estimated in U.S. Dollars, and discounted using a pre-tax discount rate. The base WACC of 16.4 percent (16.0 percent in 2013, 15.1 percent in 2012) used reflects the current market assessment of the time value of money for the period being considered and the risks specific to the segment under consideration. The WACC was calculated using the Capital Asset Pricing Model (“CAPM”) technique in which the risk-free rate has been calculated by referring to the yield curve of long-term U.S. government bonds and the beta coefficient and the debt/equity ratio have been extrapolated by analyzing a group of comparable companies operating in the automotive sector. Additionally, to reflect the uncertainty of the current economic environment and future market conditions, the cost of equity component of the WACC was progressively increased by a 100 basis point risk premium for the years 2016 and 2017, 90 basis points for 2018 and by 100 basis points in the terminal period.

The value in use estimated as above was determined to be in excess of the book value of the net capital employed (inclusive of Goodwill and Brands allocated to the NAFTA segment) by approximately €100 million at December 31, 2014.
Impairment tests for Goodwill allocated to other segments were based on the expected future cash flows covering the period from 2015 through 2018. The assumptions used to determine the pre-tax WACCs and the risk premiums were consistent with those described above for the NAFTA segment. Discounted cash flows were measured using a pre-tax base WACC of 16.6 percent (14.9 percent in 2013, 14.4 percent in 2012), 18.0 percent (22.3 percent in 2013, 17.2 percent in 2012) and 16.4 percent (17.9 percent in 2013, 16.4 percent in 2012) for the APAC, LATAM and EMEA segments, respectively. The results of the impairment tests for APAC, LATAM and EMEA resulted in a positive outcome reflecting a surplus of the value in use over the book value. A sensitivity analysis was performed by increasing the base WACC used above for each of the regions by 50 basis points, which resulted in a surplus of the carrying amount over the value in use for the APAC, LATAM and EMEA segments.
In addition, the Goodwill recorded within the Ferrari operating segment was tested for impairment. The expected future cash flows are the operating cash flows taken from the estimates included in the 2015 budget and the expected business performance, taking account of the uncertainties of the global financial and economic situation, extrapolated for subsequent years by using the specific medium/long-term growth rate for the sector equal to 1.0 percent (1.0 percent in 2013, 2.0 percent in 2012). These cash flows were then discounted using a post-tax discount rate of 8.2 percent (8.4 percent in 2013, 8.1 percent in 2012). The recoverable amount of the CGU was significantly higher than its carrying amount. Furthermore, the exclusivity of the business, its historical profitability and its future earnings prospects indicate that the carrying amount of the Goodwill within the Ferrari operating segment will continue to be recoverable, even in the event of difficult economic and market condition.

(14)    Other Intangible Assets

	Externally acquired development costs	Development costs internally generated	Patents, concessions and licenses	Other intangible assets	Total
	( € million)
Gross carrying amount Balance at December 31, 2012	5,227	4,637	2,100	638	12,602
Additions	1,562	480	224	64	2,330
Change in the scope of consolidation	198	—	1	21	220
Divestitures	(5)	(304)	(19)	(2)	(330)
Translation differences and other changes	(123)	(159)	(21)	(100)	(403)
Balance at December 31, 2013	6,859	4,654	2,285	621	14,419
Additions	1,542	725	350	89	2,706
Change in the scope of consolidation	—	—	—	—	—
Divestitures	(8)	(36)	(38)	(6)	(88)
Translation differences and other changes	239	168	207	4	618
Balance at December 31, 2014	8,632	5,511	2,804	708	17,655
Accumulated amortization and impairment losses Balance at December 31, 2012	2,436	2,516	875	430	6,257
Change in the scope of consolidation	142	—	—	11	153
Amortization	479	408	213	48	1,148
Impairment losses	120	130	—	—	250
Divestitures	(1)	(286)	(18)	(1)	(306)
Translation differences and other changes	(11)	(90)	16	(72)	(157)
Balance at December 31, 2013	3,165	2,678	1,086	416	7,345
Change in the scope of consolidation	—	—	—	—	—
Amortization	648	409	225	49	1,331
Impairment losses	46	36	—	—	82
Divestitures	(6)	(30)	(33)	(4)	(73)
Translation differences and other changes	(84)	152	59	8	135
Balance at December 31, 2014	3,769	3,245	1,337	469	8,820
Carrying amount at December 31, 2013	3,694	1,976	1,199	205	7,074
Carrying amount at December 31, 2014	4,863	2,266	1,467	239	8,835
Additions of €2,706 million in 2014 (€2,330 million in 2013) include development costs of €2,267 million (€2,042 million in 2013), consisting primarily of material costs and personnel related expenses relating to engineering, design and development focused on content enhancement of existing vehicles, new models and powertrain programs in NAFTA and EMEA segments. In 2014, the Group wrote-down certain internally generated development costs within the EMEA (€47 million) and NAFTA (€28 million) segments primarily in connection with changes in certain product developments.
In 2013, to reflect the new product strategy the Group wrote-down certain development costs by €250 million. This amount mainly includes €151 million for the EMEA segment, €32 million for the LATAM segment and €65 million for Maserati in connection with development costs on new Alfa Romeo, Fiat and Maserati products, which had been switched to new platforms considered technologically more appropriate. Write-downs of development costs have been recognized as Other unusual expenses for €226 million and the remaining impairments of €24 million were recognized in Research and development costs. In 2012, the write-down of development costs amounted to €57 million and it was recognized within Research and development costs, as this was not related to strategic factors.
Change in the scope of consolidation in 2013 mainly includes the effects of the consolidation of the VM Motori group resulting from the acquisition of the remaining 50.0 percent interest for consideration of €34 million.

Translation differences principally reflect foreign exchange gains of €482 million in 2014 related to changes in the U.S. Dollar against the Euro. Translation differences of €243 million in 2013 principally reflected foreign exchange losses related to the changes in the U.S. Dollar and Brazilian Real against the Euro. Translation differences of €88 million in 2012 principally reflected the foreign exchange losses related to the devaluation of the U.S. Dollar and Brazilian Real against the Euro, partially offset by the appreciation of the Polish Zloty against the Euro.
(15) Property, Plant and Equipment

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Advances and tangible assets in progress	Total
	(€ million)
Gross carrying amount Balance at December 31, 2012	717	6,490	35,453	1,919	3,282	47,861
Additions	4	513	2,559	137	1,949	5,162
Divestitures	(5)	(29)	(858)	(56)	(20)	(968)
Change in the scope of consolidation	3	19	240	5	4	271
Impairment losses	—	—	—	—	(2)	(2)
Translation differences	(55)	(282)	(1,362)	(92)	(177)	(1,968)
Other changes	216	324	2,373	124	(2,752)	285
Balance at December 31, 2013	880	7,035	38,405	2,037	2,284	50,641
Additions	14	766	2,877	292	1,466	5,415
Divestitures	(7)	(94)	(1,248)	(37)	(2)	(1,388)
Change in the scope of consolidation	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—
Translation differences	35	316	1,586	168	132	2,237
Other changes	23	2	867	62	(969)	(15)
Balance at December 31, 2014	945	8,025	42,487	2,522	2,911	56,890
Accumulated depreciation and impairment losses Balance at December 31, 2012	7	2,267	22,091	990	10	25,365
Depreciation	—	261	3,048	178	—	3,487
Divestitures	—	(14)	(818)	(41)	—	(873)
Impairment losses	—	—	84	—	—	84
Change in the scope of consolidation	—	2	148	4	—	154
Translation differences	—	(82)	(693)	(43)	—	(818)
Other changes	—	(40)	58	(10)	1	9
Balance at December 31, 2013	7	2,394	23,918	1,078	11	27,408
Depreciation	—	266	3,099	201	—	3,566
Divestitures	(2)	(87)	(1,219)	(33)	—	(1,341)
Impairment losses	—	6	27	—	—	33
Change in the scope of consolidation	—	—	—	—	—	—
Translation differences	—	57	653	61	—	771
Other changes	2	10	19	9	5	45
Balance at December 31, 2014	7	2,646	26,497	1,316	16	30,482
Carrying amount at December 31, 2013	873	4,641	14,487	959	2,273	23,233
Carrying amount at December 31, 2014	938	5,379	15,990	1,206	2,895	26,408
Additions of €5,415 million in 2014 (€5,162 million in 2013) are primarily related to the car mass-market operations in the NAFTA and EMEA segments, as well as to the ongoing construction of the new LATAM plant in Pernambuco (Brazil) in 2014 and 2013.

In 2014, €33 million of impairment losses are primarily related to the EMEA segment for certain powertrains that were abandoned. In 2013, approximately €30 million of impairment losses related to assets in the Cast Iron business unit of the Components segment as a result of an expected reduction in these activities compared to previous expectations, due to the increasing use of aluminum in the production of the automotive engine blocks rather than cast iron. These impairments, which were due to a structural change in the market, were fully recognized within Other unusual expenses. The remaining impairment losses (€55 million) related to the above mentioned streamlining of architectures and models associated with the EMEA segment’s refocused product strategy.
In 2014, translation differences of €1,466 million mainly reflect the strengthening of the U.S. Dollar against the Euro. In 2013, translation differences of €1,150 million primarily related to the changes of the U.S. Dollar and the Brazilian Real against the Euro.
In 2014 and 2013, Other changes primarily consisted of the reclassification of prior year balances for Advances and tangible assets in progress to the respective categories when the assets were acquired and entered service. With reference to Land, Other changes in 2013 also includes €214 million which is the fair value of the land donated to the Group by the State of Pernambuco (Brazil) following the Group's commitment to implement an industrial unit designed to produce, assemble and sell vehicles.
In 2013, changes in the scope of consolidation mainly reflect the consolidation of the VM Motori group resulting from the acquisition of the remaining 50.0 per cent interest for consideration of €34 million.
The net carrying amount of assets leased under finance lease agreements included in Property, plant and equipment were as follows:

	At December 31,
	2014	2013
	(€ million)
Industrial buildings	84	87
Plant machinery and equipment	299	307
Property plant and equipment	383	394
Property, plant and equipment of the Group, excluding FCA US, reported as pledged as security for debt, assets that are legally owned by suppliers but are recognized in the Consolidated financial statements in accordance with IFRIC 4 - Determining Whether an Arrangement Contains a Lease with the corresponding recognition of a financial lease payable. They are as follows:

	At December 31,
	2014	2013
	(€ million)
Land and industrial buildings pledged as security for debt	1,019	103
Plant and machinery pledged as security for debt and other commitments	648	310
Other assets pledged as security for debt and other commitments	3	5
Property plant and equipment pledged as security for debt	1,670	418
Information on the assets of FCA US subject to lien are set out in Note 27.
At December 31, 2014, the Group had contractual commitments for the purchase of Property, plant and equipment amounting to €2,263 million (€1,536 million at December 31, 2013).

(16) Investments and Other Financial Assets

	At December 31,
	2014	2013
	( € million)
Interest in joint ventures	1,329	1,225
Interest in associates	105	123
Interests in unconsolidated subsidiaries	37	40
Equity method investments	1,471	1,388
Available-for-sale investments	124	148
Equity Investments at fair value	0	151
Investments at fair value	124	299
Other Investments measured at cost	59	52
Total Investments	1,654	1,739
Non-current financial receivables	296	257
Other securities and other financial assets	70	56
Total Investments and other financial assets	2,020	2,052
Investments in Joint Ventures
The Group's interests in joint ventures, amounting to €1,329 million at December 31, 2014 (€1,225 million at December 31, 2013) are all accounted for using the equity method of accounting and at December 31, 2014 mainly include the Group’s interests in FCA Bank S.p.A. ("FCA Bank") (formerly known as FGA Capital S.p.A) amounting to €894 million (€839 million at December 31, 2013), the Group’s interest in Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”) amounting to €299 million (€240 million at December 31, 2013) and the Group’s interest in GAC Fiat Chrysler Automobiles Co.Ltd (formerly known as GAC Fiat Automobiles Limited) amounting to €45 million (€85 million at December 31, 2013).
Changes in interests in joint ventures in 2014 and 2013 are as follows:

Investments in joint ventures
(€ million)
Balance at December 31, 2012	1,282
Share of the net profit	112
Acquisitions, Capitalizations (Refunds)	44
Change in the scope of consolidation	(37)
Translations differences	(69)
Other changes	(107)
Balance at December 31, 2013	1,225
Share of the net profit	127
Acquisitions, Capitalizations (Refunds)	14
Change in the scope of consolidation	2
Translations differences	33
Other changes	(72)
Balance at December 31, 2014	1,329
In 2014, Other changes consisting of a net decrease of €72 million mainly relates to dividends distributed by FCA Bank for €41 million and by Tofas for €42 million, and to the positive change in the cash flow hedge reserve of Tofas of €13 million.

In 2013, Other changes consisting of a net decrease of €107 million mainly relates to dividends distributed by FCA Bank for €15 million and by Tofas for €72 million, and to the negative change in the cash flow hedge reserve of Tofas of €17 million.
The only material joint venture for the Group is FCA Bank: a 50/50 joint venture with Crédit Agricole Consumer Finance S.A. FCA Bank operates in 14 European countries including Italy, France, Germany, UK and Spain. In July 2013, the Group reached an agreement with Crédit Agricole to extend the term of that joint venture through to December 31, 2021. Under the agreement, FCA Bank will continue to benefit from the financial support of the Crédit Agricole Group while continuing to strengthen its position as an active player in the securitization and debt markets. FCA Bank provides retail and dealer financing and long-term rental services in the automotive sector, directly or through its subsidiaries as a partner of the Group's car mass-market brands and for Maserati.
Summarized financial information relating to FCA Bank was as follows:

	At December 31,
	2014	2013
	(€ million)
Financial assets	14,604	14,484
Of which: Cash and cash equivalents	—	—
Other assets	2,330	2,079
Financial liabilities	14,124	13,959
Other liabilities	896	802
Equity (100%)	1,914	1,802
Net assets attributable to owners of the parent	1,899	1,788
Group’s share of net assets	950	894
Elimination of unrealized profits and other adjustments	(56)	(55)
Carrying amount of interest in the joint venture	894	839

	For the years ended December 31,
	2014	2013
	(€ million)
Interest and similar income	737	752
Interest and similar expenses	(373)	(381)
Income tax expense	(74)	(76)
Profit from continuing operations	182	172
Net profit	182	172
Net profit attributable to owners of the parent (A)	181	170
Group’s share of net profit	91	85
Elimination of unrealized profits	—	—
Group’s share of net profit in the joint venture	91	85
Other comprehensive income/(loss) attributable to owners of the parent (B)	12	(1)
Total comprehensive income attributable to owners of the parent (A+B)	193	169
Tofas, which is registered with the Turkish Capital Market Board (“CMB”) and listed on the Istanbul Stock Exchange (“ISE”) since 1991, is classified as a joint venture as the Group and the other partner each have a shareholding of 37.9 percent. As at December 31, 2014 the fair value of the Group’s interest in Tofas was €1,076 million (€857 million at December 31, 2013).

The aggregate amounts for the Group’s share in all individually immaterial Joint ventures that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Net Profit from continuing operations	36	27	65
Net profit	36	27	65
Other comprehensive income/(loss)	37	(90)	39
Total other comprehensive income/(loss)	73	(63)	104
There are no restrictions on the ability of joint ventures to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the entity, that have a material impact on the Group’s liquidity.
Investments in associates
The Group’s interests in associates, amounting to €105 million at December 31, 2014 (€123 million at December 31, 2013) are all accounted for using the equity method of accounting and include the Group’s interests in RCS MediaGroup S.p.A. (“RCS”) amounting to €74 million at December 31, 2014 (€87 million at December 31, 2013). As of December 31, 2014 the fair value of the Group’s interest in RCS, which is a company listed on the Italian Stock exchange, was €81 million (€115 million at December 31, 2013).
The aggregate amounts for the Group’s share in all individually immaterial associates accounted for using the equity method, including RCS were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Loss from continuing operations	(20)	(42)	(72)
Net loss	(20)	(42)	(72)
Other comprehensive income/(loss)	3	2	(1)
Total other comprehensive loss	(17)	(40)	(73)
There are no restrictions on the ability of associates to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the entity, that have a material impact on the Group’s liquidity.
Investments at Fair Value
At December 31, 2014, Investments at fair value include the investment in CNHI for €107 million (€282 million at December 31, 2013), the investment in Fin. Priv. S.r.l. for €14 million (€14 million at December 31, 2013) and the investment in Assicurazioni Generali S.p.A. for €3 million (€3 million at December 31, 2013).

At January 1, 2011, FCA was alloted 38,568,458 ordinary shares in CNHI’s predecessor, Fiat Industrial S.p.A., without consideration, following the de-merger of Fiat Industrial S.p.A. from Fiat, corresponding to the number of Treasury shares it held. Following this allotment, the portion of the cost of Treasury shares recognized in equity and attributable to the de-merged entity’s shares, amounting to €368 million, was reclassified as an asset in the Consolidated statement of financial position. This initial allocation was calculated on the basis of the weighting of the stock market prices of Fiat and Fiat Industrial S.p.A. shares on the first day of quotation. At the same time, in accordance with IAS 39 and its interpretations, the investment was measured at fair value (€347 million) with a corresponding entry made to Other reserves. In addition, the de-merger of CNHI from Fiat also established that 23,021,250 shares would service the stock option and stock grant plans outstanding at December 31, 2010. These shares were therefore considered linked to the liability for share-based payments recognized by the Group as a result of changes to the plans made by the de-merger and measured at fair value with changes recognized in profit and loss consistently with changes in fair value of the liability. The remaining CNHI shares were classified as Available-for-sale investments and were measured at fair value with changes recognized directly in Other comprehensive income/(loss).
At December 31, 2014, the investment in CNHI consisted of 15,948,275 common shares for an amount of €107 million. The investment is classified as Available-for-sale and is measured at fair value with changes recognized directly in Other comprehensive income/loss. During 2014, 18,059,375 ordinary shares of the investment balance existing at December 31, 2013 were sold following the exercise of the stock options and 100,625 shares of the residual CNHI shares corresponding to options not exercised were reclassified as Available-held-for-sale investments.
At December 31, 2013, the investment in CNHI consisted of 34,007,650 ordinary shares for an amount of €282 million. At December 31, 2013, 18,160,000 shares, for an amount of €151 million, were to service the stock option plans and 15,847,650 shares, for an amount €131 million, were classified as available-for-sale. In addition, at December 31, 2014, the Group had 15,948,275 special voting shares (33,955,402 at December 31, 2013), which cannot directly or indirectly be sold, disposed of or transferred, and over which the Group cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance.
The total investment in CNHI corresponded to 1.7 percent and 3.7 percent of voting rights at December 31, 2014 and December 31, 2013, respectively.
(17) Inventories

	At December 31,
	2014	2013
	( € million)
Raw materials, supplies and finished goods	10,294	8,910
Assets sold with a buy-back commitment	2,018	1,253
Gross amount due from customers for contract work	155	115
Total Inventories	12,467	10,278
In 2014, Inventories increased by €2,189 million from €10,278 at December 31, 2013 as a result of a higher level of finished products following volume growth in the NAFTA, EMEA and Maserati segments in addition to positive translation differences primarily related to the strengthening of the US dollar against the Euro.
At December 31, 2014, Inventories include those measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to €1,694 million (€1,343 million at December 31, 2013).
The amount of inventory write-downs recognized as an expense, within cost of sales, during 2014 is €596 million (€571 million in 2013).

The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector at December 31, 2014 and 2013 was as follows:

	At December 31,
	2014	2013
	( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	1,817	1,506
Less: Progress billings	(1,914)	(1,600)
Construction contracts, net of advances on contract work	(97)	(94)
Gross amount due from customers for contract work as an asset	155	115
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities (Note 29)	(252)	(209)
Construction contracts, net of advances on contract work	(97)	(94)
(18) Current Receivables and Other Current Assets
The composition of the Current receivables and Other current assets was as follows:

	At December 31,
	2014	2013
	( € million)
Trade receivables	2,564	2,544
Receivables from financing activities	3,843	3,671
Current tax receivables	328	312
Other current assets:
Other current receivables	2,246	1,881
Accrued income and prepaid expenses	515	442
Total Other current assets	2,761	2,323
Total Current receivables and Other current assets	9,496	8,850
The analysis by due date (excluding Accrued income and prepaid expenses ) was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Trade Receivables	2,564	—	—	2,564	2,527	15	2	2,544
Receivables from financing activities	3,013	776	54	3,843	2,776	863	32	3,671
Current tax receivables	284	7	37	328	227	44	41	312
Other current receivables	2,076	156	14	2,246	1,658	184	39	1,881
Total current receivables	7,937	939	105	8,981	7,188	1,106	114	8,408

Trade receivables
Trade receivables, amounting to €2,564 million at December 31, 2014 (€2,544 million at December 31, 2013), are shown net of allowances for doubtful accounts of €320 million at December 31, 2014 (€344 million at December 31, 2013). Changes in these allowances, which are calculated on the basis of historical losses on receivables, were as follows in 2014:

	At December 31, 2013	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowances for doubtful accounts	344	33	(57)	320

	At December 31, 2012	Provision	Use and other changes	At December 31, 2013
	(€ million)
Allowances for doubtful accounts	347	47	(50)	344
Receivables from Financing Activities
Receivables from financing activities mainly relate to the business of financial services companies fully consolidated by the Group (primarily related to dealer and retail financing).

	At December 31,
	2014	2013
	( € million)
Dealer financing	2,313	2,286
Retail financing	1,039	970
Finance leases	349	297
Other	142	118
Total Receivables from financing activities	3,843	3,671
Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2014, the allowance amounts to €73 million (€119 million at December 31, 2013). Changes in the allowance accounts during the year were as follows:

	At December 31, 2013	Provision	Use and other changes	At December 31, 2014
	(€ million)
Allowance for Receivables from financing activities	119	69	(115)	73

	At January 1, 2013	Provision	Use and other changes	At December 31, 2013
	(€ million)
Allowance for Receivables from financing activities	101	89	(71)	119
Receivables for dealer financing are typically generated by sales of vehicles, and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from country to country, although payment terms range from two to six months.

Finance lease receivables refer to vehicles leased out under finance lease arrangements, mainly by the Ferrari and Maserati segments. This item may be analyzed as follows, gross of an allowance of €10 million at December 31, 2014 (€5 million at December 31, 2013):

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Receivables for future minimum lease payments	110	281	8	399	104	223	8	335
Less: unrealized interest income	(16)	(24)	—	(40)	(14)	(18)	(1)	(33)
Present value of future minimum lease payments	94	257	8	359	90	205	7	302
Other Current Assets
At December 31, 2014, Other current assets mainly consisted of Other tax receivables for VAT and other indirect taxes of €1,430 million (€969 million at December 31, 2013), Receivables from employees of €151 million (€151 million at December 31, 2013) and Accrued income and prepaid expenses of €515 million (€442 million at December 31, 2013).
Transfer of Financial Assets
At December 31, 2014, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IAS 39 amounting to €4,511 million (€3,603 million at December 31, 2013). The transfers related to trade receivables and other receivables for €3,676 million (€2,891 million at December 31, 2013) and financial receivables for €835 million (€712 million at December 31, 2013). These amounts include receivables of €2,611 million (€2,177 million at December 31, 2013), mainly due from the sales network, transferred to jointly controlled financial services companies (FCA Bank).
At December 31, 2014 and 2013, the carrying amount of transferred financial assets not derecognized and the related liabilities were as follows:

	At December 31,
	2014				2013
	Trade receivables	Receivables from financing activities	Current tax receivables	Total	Trade receivables	Receivables from financing activities	Current tax receivables	Total
	(€ million)
Carrying amount of assets transferred and not derecognized	37	407	25	469	283	440	33	756
Carrying amount of the related liabilities	37	407	25	469	283	440	33	756

(19) Current Securities
Current securities consist of short-term or marketable securities which represent temporary investments, but which do not satisfy all the requirements to be classified as cash equivalents.

	At December 31,
	2014	2013
	(€ million)
Current securities available-for-sale	30	92
Current securities held-for-trading	180	155
Total current securities	210	247
(20) Other Financial Assets and Other Financial Liabilities
These line items mainly consist of fair value measurement of derivative financial instruments. They also include some collateral deposits (held in connection with derivative transactions and debts).

	At December 31,
	2014		2013
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - interest rate swaps	82	—	93	—
Interest rate and exchange rate risk - combined interest rate and currency swaps	—	(41)	15	—
Total Fair value hedges	82	(41)	108	—
Cash flow hedge:
Currency risks - forward contracts, currency swaps and currency options	222	(467)	260	(59)
Interest rate risk - interest rate swaps	1	(4)	1	(3)
Interest rate and currency risk - combined interest rate and currency swaps	60	(7)	9	(22)
Commodity price risk – commodity swaps and commodity options	4	(16)	6	(5)
Total Cash flow hedges	287	(494)	276	(89)
Derivatives for trading	108	(213)	129	(48)
Fair value of derivative instruments	477	(748)	513	(137)
Collateral deposits	38	—	20	—
Other financial assets/(liabilities)	515	(748)	533	(137)
The overall change in Other financial assets (from €533 million at December 31, 2013 to €515 million at December 31, 2014) and in Other financial liabilities (from €137 million at December 31, 2013 to €748 million at December 31, 2014) was mostly due to fluctuations in exchange rates, interest rates, commodity prices during the year and the settlement of the instruments which matured during the year.
As Other financial assets and liabilities primarily consist of hedging derivatives, the change in their value is compensated by the change in the value of the hedged items.
At December 31, 2014 and 2013, Derivatives for trading primarily consisted of derivative contracts entered for hedging purposes which do not qualify for hedge accounting and one embedded derivative in a bond issue in which the yield is determined as a function of trends in the inflation rate and related hedging derivative, which converts the exposure to floating rate (the total value of the embedded derivative is offset by the value of the hedging derivative).

The following table provides an analysis by due date of outstanding derivative financial instruments based on their notional amounts:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	15,328	2,544	—	17,872	10,446	802	—	11,248
Interest rate risk management	172	1,656	—	1,828	764	1,782	—	2,546
Interest rate and currency risk management	698	1,513	—	2,211	—	1,455	—	1,455
Commodity price risk management	483	59	—	542	450	23	—	473
Other derivative financial instruments	—	—	14	14	—	—	14	14
Total notional amount	16,681	5,772	14	22,467	11,660	4,062	14	15,736
Cash Flow Hedges
The effects recognized in the Consolidated income statement mainly relate to currency risk management and, to a lesser extent, to hedges regarding commodity price risk management and the cash flows that are exposed to an interest rate risk.
The Group's policy for managing currency risk normally requires hedging of projected future cash flows from trading activities which will occur within the following twelve months, and from orders acquired (or contracts in progress), regardless of their due dates. The hedging effect arising from this and recorded in the cash flow hedge reserve will be recognized in the Consolidated income statement, mainly during the following year.
Derivatives relating to interest rate and currency risk management are treated as cash flow hedges and are entered into for the purpose of hedging bonds issued in foreign currencies. The amount recorded in the cash flow hedge reserve is recognized in the Consolidated income statement according to the timing of the flows of the underlying bonds.

With respect to cash flow hedges, in 2014 the Group reclassified losses of €106 million (gains of €190 million in 2013 and losses of €105 million in 2012), net of the tax effect, from Other comprehensive income/(loss) to Consolidated income statement. These items are reported in the following lines:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Currency risk
Increase/(Decrease) in Net revenues	53	126	(92)
Decrease in Cost of sales	11	44	25
Financial (expenses)/income	(157)	22	32
Result from investments	(13)	17	(12)
Interest rate risk
Increase in Cost of sales	(2)	(6)	(6)
Result from investments	(3)	(4)	(5)
Financial (expenses)/income	(11)	(10)	(6)
Commodity price risk
Increase in Cost of sales	(2)	(1)	(40)
Ineffectiveness - overhedge	4	5	(6)
Taxes expenses/(income)	14	(3)	5
Total recognized in the Consolidated income statement	(106)	190	(105)
Fair Value Hedges
The gains and losses arising from the valuation of outstanding interest rate derivatives (for managing interest rate risk) and currency derivatives (for managing currency risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are summarized in the following table:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Currency risk
Net gains/(losses) on qualifying hedges	(53)	19	14
Fair value changes in hedged items	53	(19)	(14)
Interest rate risk
Net gains/(losses) on qualifying hedges	(20)	(28)	(51)
Fair value changes in hedged items	20	29	53
Net gains/(losses)	—	1	2
(21) Cash and Cash Equivalents
Cash and cash equivalents consisted of:

	At December 31,
	2014	2013
	(€ million)
Cash at banks	10,645	9,939
Money market securities	12,195	9,516
Total Cash and cash equivalents	22,840	19,455

These amounts include cash at banks, units in money market funds and other money market securities, comprising commercial paper and certificates of deposit that are readily convertible into cash, with original maturities of three months or less at the date of purchase. Cash and cash equivalents are subject to an insignificant risk of changes in value, and consist of balances spread across various primary national and international banking institutions, and money market instruments.
The item Cash at banks includes bank deposits which may be used exclusively by Group companies entitled to perform specific operations (cash with a pre-determined use) amounting to €3 million at December 31, 2014 (€3 million at December 31, 2013).
The Group holds a subsidiary which operates in Venezuela whose functional currency is the U.S. Dollar. Pursuant to certain Venezuelan foreign currency exchange control regulations, the Central Bank of Venezuela centralizes all foreign currency transactions in the country. Under these regulations, the purchase and sale of foreign currency must be made through the Centro Nacional de Comercio Exterior en Venezuela from January 1, 2014 (CADIVI until December 31, 2013). The cash and cash equivalents denominated in VEF amounted to €123 million (VEF 1,785 million) at December 31, 2014 and €270 million (VEF 2,347 million) at December 31, 2013. The reduction, in Euro terms, is largely due to the adoption of SICAD I rate at March 31, 2014 for the conversion of the VEF denominated monetary items, as explained in more detail in Note 8, and in part to the payments made by the subsidiary during the period. In addition, Cash and cash equivalents held in certain foreign countries (primarily, China and Argentina) are subject to local exchange control regulations providing for restrictions on the amount of cash other than dividends that can leave the country.
(22) Assets and Liabilities Held for Sale
The items included in Assets and liabilities held for sale were as follows:

	At December 31,
	2014	2013
	(€ million)
Property, plant and equipment	8	1
Investments and other financial assets	2	—
Inventories	—	3
Trade and other receivables	—	5
Total Assets held for sale	10	9
Provisions	—	5
Trade and other payables	—	16
Total Liabilities held for sale	—	21
Assets and liabilities held for sale at December 31, 2014 consisted of buildings allocated to the LATAM and Components segments as well as certain minor investments within the EMEA segment.
At December 31, 2013, Assets and liabilities held for sale primarily related to a subsidiary (Fonderie du Poitou Fonte S.A.S.) within the Components segment for which the Group disposed of its interest in the subsidiary in May 2014.
(23) Equity
Consolidated shareholders’ equity at December 31, 2014 increased by €1,154 million from December 31, 2013, mainly due to the issuance of mandatory convertible securities (described in more detail below) resulting in an increase of €1,910 million, the placement of 100,000,000 common shares (described below) resulting in an aggregate increase of €994 million, net profit for the period of €632 million, the increase in cumulative exchange differences on translating foreign operations of €782 million, partially offset by the decrease of €2,665 million arising from the acquisition of the 41.5 percent non-controlling interest in FCA US and the disbursement to Fiat shareholders who exercised cash exit rights.

Consolidated shareholders’ equity at December 31, 2013 increased by €4,215 million from December 31, 2012, mainly due to an increase of €2,908 million in the remeasurement of defined benefit plans reserve net of related tax impact, the profit for the period of €1,951 million and an increase of €123 million in the cash flow hedge reserve partially offset by the decrease of €796 million in the cumulative exchange differences on translating foreign operations.
Share capital
At December 31, 2014, fully paid-up share capital of FCA amounted to €17 million (€4,477 million at December 31, 2013) and consisted of 1,284,919,505 common shares and of 408,941,767 special voting shares, all with a par value of €0.01 each (1,250,687,773 ordinary shares with a par value of €3.58 each of Fiat at December 31, 2013 - see section Merger, below). On December 12, 2014, FCA issued 65,000,000 new common shares and sold 35,000,000 of treasury shares for aggregate net proceeds of $1,065 million (€849 million) comprised of gross proceeds of $1,100 million (€877 million) less $35 million (€28 million) of transaction costs.
On October 29, 2014, the Board of Directors of FCA resolved to authorize the issuance of up to a maximum of 90,000,000 common shares under the framework equity incentive plan which had been adopted before the closing of the Merger. No grants have occurred under such framework equity incentive plan and any issuance of shares thereunder in the period from 2014 to 2018 will be subject to the satisfaction of certain performance/retention requirements. Any issuances to directors will be subject to shareholders approval.
Treasury shares
There were no treasury shares held by FCA at December 31, 2014 (34,577,867 Fiat ordinary shares for an amount of €259 million at December 31, 2013) (see section - Merger, below).
Merger
As a result of the merger described in the section Principle Activities—FCA Merger above becoming effective on October 12, 2014:

•
60,002,027 Fiat ordinary shares were reacquired by Fiat with a disbursement of €464 million as a result of the cash exit rights exercised by a number of Fiat shareholders following the Merger. Pursuant to the Italian law, these shares were offered to Fiat shareholders not having exercised the cash exit rights. These Fiat shareholders elected to purchase 6,085,630 shares with a cash disbursement of €47 million. As a result, concurrent with the Merger, on October 12, 2014, 53,916,397 Fiat shares were cancelled with a net aggregate cash disbursement of €417 million.

•
As the Merger, which took the form of a reverse merger, resulted in FCA being the surviving entity, all Fiat ordinary shares outstanding as of the Merger date (1,167,181,255 ordinary shares) were cancelled and exchanged. FCA allotted one new FCA common share (each having a nominal value of €0.01) for each Fiat ordinary share (each having a nominal value of €3.58). The original investment of FCA in Fiat which consisted of 35,000,000 common shares was not cancelled resulting in 35,000,000 treasury shares in FCA. On December 12, 2014, FCA completed the placement of these treasury shares on the market.

The following table provides the detail for the number of Fiat ordinary shares outstanding at December 31, 2013 and the number of FCA common shares outstanding at December 31, 2014:

	Fiat S.p.A.					FCA
Thousand of shares	At December 31, 2013	Share-based payments and exercise of stock options	Exit Rights	Cancellation of treasury shares upon the Merger	At the date of the Merger	FCA share capital at the Merger	Issuance of FCA Common shares and sale of treasury shares	Exercise of Stock Options	At December 31, 2014
Shares issued	1,250,688	320	(53,916)	(29,911)	1,167,181	35,000	65,000	17,738	1,284,919
Less: treasury shares	(34,578)	4,667	—	29,911	—	(35,000)	35,000	—	—
Shares issued and outstanding	1,216,110	4,987	(53,916)	—	1,167,181	—	100,000	17,738	1,284,919

Mandatory Convertible Securities
In December 2014, FCA issued an aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”). Per the terms of the prospectus for the Mandatory Convertible Securities, the Mandatory Convertible Securities will pay cash coupons at a rate of 7.875 percent per annum, which can be deferred at the option of FCA. The Mandatory Convertible Securities will mature on December 15, 2016 (the “Mandatory Conversion Date”). The purpose of the transaction was to provide additional financing to the Group for general corporate purposes.
As part of the issuance of the Mandatory Convertible Securities, the underwriters had the option to purchase, within 30 days beginning on, and including, the date of initial issuance of U.S.$2,500 million (€1,994 million) of Mandatory Convertible Securities, up to an additional U.S.$375 million of Mandatory Convertible Securities from FCA at the same price as that sold to the public, less the underwriting discounts and commissions (the “over-allotment option”). The underwriters exercised the over-allotment option concurrent with the issuance of the Mandatory Convertible Securities and purchased an additional U.S.$375 million (€299 million) of Mandatory Convertible Securities, resulting in the aggregate notional amount of U.S.$2,875 million (€2,293 million) of Mandatory Convertible Securities that were issued.
The Mandatory Convertible Securities will automatically convert on the Mandatory Conversion Date into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value ("AMV"), as defined, as follows:

•	Maximum Conversion Rate: 261,363,375 shares if AMV ≤ Initial Price (U.S.$11), in aggregate the Maximum Number of Shares(1)

•	A number of shares equivalent to the value of U.S.$100 (i.e., U.S.$100 / AMV), if Initial Price (U.S.$11) ≤ AMV ≤ Threshold Appreciation Price (U.S.$12.925)(1)

•	Minimum Conversion Rate: 222,435,875 shares if AMV ≥ Threshold Appreciation Price (U.S.$12.925), in aggregate the Minimum Number of Shares(1)

•	Upon Mandatory Conversion: Holders receive: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments in cash or in Shares at the election of the Group.

(1)
The Conversion Rates, the Initial Price and the Threshold Appreciation Price are each subject to adjustment related to dilutive events. In addition, upon the occurrence of a Spin-Off (as defined), the Threshold Appreciation Price, the Initial Price and the Stated Amount are also subject to adjustment.

Other features of the Mandatory Convertible Securities are outlined below:

•
Early Conversion at Option of the Group: FCA has the option to convert the Mandatory Convertible Securities and deliver the Maximum Number of Shares prior to the Mandatory Conversion Date, subject to limitations around timing of the planned Ferrari separation. Upon exercise of this option, holders receive cash equal to: (i) any deferred coupon payments, (ii) accrued and unpaid coupon payments, and (iii) the present value of all remaining coupon payments on the Mandatory Convertible Securities discounted at the Treasury Yield rate.

•
Early Conversion at Option of the Holder: holders have the option to convert their Mandatory Convertible Securities early and receive the Minimum Number of Shares, subject to limitations around timing of the planned Ferrari separation. Upon exercise of this option, holders receive any deferred coupon payments in cash or in common shares at the election of FCA.

•
The Mandatory Convertible Securities also provide for the possibility of early conversion in limited situations upon occurrence of defined events outlined in the prospectus to the Mandatory Convertible Securities.

Under IAS 32 - Financial Instruments: Presentation, the issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition in accordance with the substance of the contractual arrangement and whether the components meet the definitions of a financial asset, financial liability or an equity instrument. As the Mandatory Convertible Securities are a compound financial instrument that is an equity contract combined with a financial liability for the coupon payments, there are two units of account for this instrument.
The equity contract meets the definition of an equity instrument as described in paragraph 16 of IAS 32 as the equity contract does not include a contractual obligation to (i) deliver cash or another financial asset to another entity or (ii) exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to FCA. Additionally, the equity contract is a non-derivative that includes no contractual obligation for FCA to deliver a variable number of its own equity, as FCA controls its ability to settle for a fixed number of shares under the terms of the contract. Management has determined that the terms of the contract are substantive as there are legitimate corporate objectives that could cause FCA to seek early conversion of the Mandatory Convertible Securities. As a result, the equity conversion feature has been accounted for as an equity instrument.
In regard to the obligation to pay coupons, FCA notes that this meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. FCA has the right to, or in certain limited circumstances the investors can force FCA to prepay the coupons, in addition to settling the equity conversion feature, before maturity. Under IFRS, the early settlement features would be bifurcated from the financial liability for the coupon payments since they require the repayment of the coupon obligation at an amount other than fair value or the amortized cost of the debt instrument as required by IAS 39.AG30(g).
As required by paragraph 31 of IAS 32, the initial carrying amount of a compound financial instrument is allocated to its equity and liability components. The equity component is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole. The value of any derivative features embedded in the compound financial instrument other than the equity component is included in the liability component. Therefore, the financial liability for the coupon payments will be initially recognized at its fair value. The derivative related to the early settlement conversion features defined in the Mandatory Convertible Securities will be bifurcated from the financial liability for the coupon payments and will be accounted for at fair value through profit and loss. Subsequently, the financial liability related to the coupon payments will be accounted for at amortized cost using the effective interest method. The financial liabilities related to the embedded derivative features will be remeasured to their fair value at each reporting date with the remeasurement gains or losses being recorded in the Consolidated statement of income. The residual amount of the proceeds received from the issuance of the Mandatory Convertible Securities will be allocated to share reserves in Equity. The amount of proceeds recorded in equity will not be remeasured subsequently.
Under IAS 32, transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The portion allocated to the equity component should be accounted for as a deduction from equity to the extent that they are incremental costs directly attributable to the equity transaction. The portion allocated to the liability component (including third party costs and creditor fees) are deducted from the liability component balance, are accounted for as a debt discount and are amortized over the life of the coupon payments using the effective interest method.
Net proceeds of U.S.$2,814 million (€2,245 million), consisting of gross proceeds of U.S.$2,875 million (€2,293 million) less total transaction costs of U.S.$61 million (€48 million) directly related to the issuance, were received in connection with the issuance of the Mandatory Convertible Securities. The fair value amount determined for the liability component at issuance was U.S.$419 million (€335 million) which was calculated as the present value of the coupon payments due, less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount (Note 27). The remaining net proceeds of U.S.$2,395 million (€1,910 million) (including allocated transaction costs of U.S.$52 million (€41 million) was recognized within equity reserves.

Other reserves
Other reserves mainly include:

•
the legal reserve of €10,816 million at December 31, 2014 (€6,699 million at December 31, 2013) that were determined in accordance to the Dutch law and mainly refers to development costs capitalized by subsidiaries and their earnings subject to certain restrictions to distributions to the parent company. The legal reserve also includes the reserve for the equity component of the Mandatory Convertible Securities of €1,910 million at December 31, 2014. Pursuant to Dutch law, limitations exist relating to the distribution of shareholders' equity up to the total amount of the legal reserve;

•
the capital reserves amounting to €3,472 million at December 31, 2014 and consisting mainly of the effects of the Merger resulting in a different par value of FCA common shares (€0.01 each) as compared to Fiat S.p.A. ordinary shares (€3.58 each) where the consequent difference between the share capital before and after the Merger was recognized to increase the capital reserves;

•	retained earnings, that after separation of the legal reserve, are negative by €1,458 million;

•	the profit attributable to owners of the parent of €568 million at December 31, 2014 (a profit of €904 million for the year ended December 31, 2013);

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the years end December 31,
	2014	2013	2012
	(€ million)
Items that will not be reclassified to the Consolidated income statement:
(Losses)/gains on remeasurement of defined benefit plans	(333)	2,676	(1,846)
Shares of (losses)/gains on remeasurement of defined benefit plans for equity method investees	(4)	(7)	4
Total items that will not be reclassified to the Consolidated income statement (B1)	(337)	2,669	(1,842)
Items that may be reclassified to the Consolidated income statement:
(Losses)/gains on cash flow hedging instruments arising during the period	(396)	343	91
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated income statement	104	(181)	93
(Losses)/gains on cash flow hedging instruments	(292)	162	184
(Losses)/gains on available-for-sale financial assets arising during the period	(24)	4	27
(Losses)/gains on available-for-sale financial assets reclassified to the Consolidated income statement	—	—	—
(Losses)/gains on available-for-sale financial assets	(24)	4	27
Exchange differences on translating foreign operations arising during the period	1,282	(720)	(285)
Exchange differences on translating foreign operations reclassified to the Consolidated income statement	—	—	—
Exchange differences on translating foreign operations	1,282	(720)	(285)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	35	(75)	19
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated income statement	16	(13)	17
Share of Other comprehensive income/(loss) for equity method investees	51	(88)	36

Total items that may be reclassified to the Consolidated income statement (B2)	1,017	(642)	(38)

Total Other comprehensive income/(loss) (B1)+(B2)=(B)	680	2,027	(1,880)
Tax effect	102	212	(21)
Total Other comprehensive income/(loss), net of tax	782	2,239	(1,901)
With reference to the defined benefit plans, the gains and losses arising from the remeasurement mainly include actuarial gains and losses arising during the period, the return on plan assets (net of interest income recognized in the Consolidated income statement) and any changes in the effect of the asset ceiling. These gains and losses are offset against the related net liabilities or assets for defined benefit plans (see Note 25).

The tax effect relating to Other comprehensive income/(loss) was as follows:

	For the years end December 31,
	2014			2013			2012
	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance	Pre-tax balance	Tax income/ (expense)	Net balance
	(€ million)
Gains/(Losses) on remeasurement of defined benefit plans	(333)	29	(304)	2,676	239	2,915	(1,846)	3	(1,843)
Gains/(losses) on cash flow hedging instruments	(292)	73	(219)	162	(27)	135	184	(24)	160
Gains/(losses) on available- for-sale financial assets	(24)	—	(24)	4	—	4	27	—	27
Exchange gains/(losses) on translating foreign operations	1,282	—	1,282	(720)	—	(720)	(285)	—	(285)
Share of Other comprehensive income/(loss) for equity method investees	47	—	47	(95)	—	(95)	40	—	40
Total Other comprehensive income/(loss)	680	102	782	2,027	212	2,239	(1,880)	(21)	(1,901)
Non-controlling interest
Total non-controlling interest at December 31, 2014 of €313 million primarily related to the 10.0 percent interest held in Ferrari S.p.A. of €194 million. Total non-controlling interest at December 31, 2013 of €4,258 million primarily related to the 41.5 per cent interest held in FCA US of €3,944 million and to the 10.0 percent interest held in Ferrari S.p.A. of €215 million.
Policies and processes for managing capital
For 2014, the Board of Directors has not recommended a dividend payment on FCA common shares in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014.
The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate credit rating.
The Group constantly monitors the ratio between debt and equity, particularly the level of net debt and the generation of cash from its industrial activities. In order to reach these objectives, the Group continues to aim for improvement in the profitability of its operations. Furthermore, the Group may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to Shareholders in the general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. The Group may also make purchases of treasury shares, without exceeding the limits authorized by Shareholders in the general meeting, under the same logic of creating value, compatible with the objectives of achieving financial equilibrium and an improvement in the Group's rating.

The FCA loyalty voting structure
The purpose of the loyalty voting structure is to reward long-term ownership of FCA common shares and to promote stability of the FCA shareholder base by granting long-term FCA shareholders with special voting shares to which one voting right is attached additional to the one granted by each FCA common share that they hold. In connection with the Merger, FCA issued 408,941,767 special voting shares, with a nominal value of €0.01 each, to those eligible shareholders of Fiat who had elected to participate in the loyalty voting structure upon completion of the Merger in addition to FCA common shares. After closing of the Merger, an FCA shareholder may at any time elect to participate in the loyalty voting structure by requesting that FCA register all or some of the number of FCA common shares held by such FCA shareholder in the Loyalty Register. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and they shall not carry any entitlement to any other reserve of FCA. Having only immaterial economics entitlements, the special voting shares do not impact the FCA earnings per share calculation.
(24) Share-Based Compensation
The following share-based compensation plans relating to managers of Group companies and the Chief Executive Officer of FCA were in place.
Stock option plans linked to Fiat and CNHI ordinary shares
On July 26, 2004, the Board of Directors granted the Chief Executive Officer, as a part of his variable compensation in that position, options to purchase 10,670,000 Fiat ordinary shares at a price of €6.583 per share. Following the de-merger of CNHI, from Fiat, the beneficiary had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged. The options were fully vested and they were exercisable at any time until January 1, 2016. The options were exercised in total in November 2014 and the beneficiary received 10,670,000 shares of FCA since the options were exercised after the Merger, in addition to 10,670,000 CNHI shares.
On November 3, 2006, the Fiat Board of Directors approved (subject to the subsequent approval of Shareholders obtained on April 5, 2007), the "November 2006 Stock Option Plan," an eight year stock option plan, which granted certain managers of the Group and the Chief Executive Officer of Fiat the right to purchase a specific number of Fiat ordinary shares at a fixed price of €13.37 each. More specifically, the 10,000,000 options granted to employees and the 5,000,000 options granted to the Chief Executive Officer had a vesting period of four years, with an equal number vesting each year, were subject to achieving certain predetermined profitability targets (Non-Market Conditions or “NMC”) in the reference period and were exercisable from February 18, 2011. An additional 5,000,000 options were granted to the Chief Executive Officer of Fiat that were not subject to performance conditions but also had a vesting period of four years with an equal number vesting each year and were exercisable from November 2010. The ability to exercise the options was also subject to specific restrictions regarding the duration of the employment relationship or the continuation of the position held. Following the demerger of CNHI, the beneficiaries had the right to receive one ordinary Fiat share and one ordinary CNHI share for each original option, with the option exercise price remaining unchanged.
The contractual terms of the plan were as follows:

Plan	Recipient	Expiry date	Strike price (€)	N° of options vested	Vesting date	Vesting portion
Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	November 2007 November 2008 November 2009 November 2010	25% 25% 25% 25%
Stock Option - November 2006	Chief Executive Officer	November 3, 2014	13.37	5,000,000	1st Quarter 2008 (*) 1st Quarter 2009 (*) 1st Quarter 2010 (*) 1st Quarter 2011 (*)	25%xNMC 25%xNMC 25%xNMC 25%xNMC
Stock Option - November 2006	Managers	November 3, 2014	13.37	10,000,000	1st Quarter 2008 (*) 1st Quarter 2009 (*) 1st Quarter 2010 (*) 1st Quarter 2011 (*)	25%xNMC 25%xNMC 25%xNMC 25%xNMC
(*)    On approval of the prior year’s Consolidated financial statements; subject to continuation of the employment relationship.

With specific reference to the options under the November 2006 Stock Option Plan, for which vesting was subject to the achievement of pre-established profitability targets, only the first tranche of those rights had vested as the profitability targets originally established for the 3-year period 2008-2010 were not met.
Changes during the years ended December 31, 2014, 2013 and 2012 were as follows:

	Rights granted to managers
	2014		2013		2012
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	1,240,000	13.37	1,576,875	13.37	1,636,875	13.37
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	(1,139,375)	13.37	(285,000)	13.37	—	—
Expired	(100,625)	—	(51,875)	13.37	(60,000)	13.37
Outstanding shares at the end of the year	—	—	1,240,000	13.37	1,576,875	13.37
Exercisable at the end of the year	—	—	1,240,000	13.37	1,576,875	13.37

	Rights granted to the Chief Executive Officer
	2014		2013		2012
	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)	Number of options	Average exercise price (€)
Outstanding shares at the beginning of the year	6,250,000	13.37	6,250,000	13.37	6,250,000	13.37
Granted	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Exercised	(6,250,000)	13.37	—	—	—	—
Expired	—	—	—	—	—	—
Outstanding shares at the end of the year	—	—	6,250,000	13.37	6,250,000	13.37
Exercisable at the end of the year	—	—	6,250,000	13.37	6,250,000	13.37
Stock Grant plans linked to Fiat shares
On April 4, 2012, the Shareholders resolved to approve the adoption of a Long Term Incentive Plan (the “Retention LTI Plan”), in the form of stock grants. As a result, the Group granted the Chief Executive Officer 7 million rights, which represented an equal number of Fiat ordinary shares. The rights vest ratably, one third on February 22, 2013, one third on February 22, 2014 and one third on February 22, 2015, subject to the requirement that the Chief Executive Officer remains in office.
The Plan is to be serviced through the issuance of new shares. The Group has the right to replace, in whole or in part, shares vested under the Retention LTI Plan with a cash payment calculated on the basis of the official price of those shares published by Borsa Italiana S.p.A. on the date of vesting.

Changes in the Retention LTI Plan were as follows:

	2014		2013
	Number of Fiat shares	Average fair value at the grant date (€)	Number of Fiat shares	Average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,666,667	4.205	7,000,000	4.205
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	2,333,333	4.205	2,333,333	4.205
Outstanding shares unvested at the end of the year	2,333,334	4.205	4,666,667	4.205
Nominal costs of €2 million were recognized in 2014 for this plan (€6 million in 2013).
Share-Based Compensation Plans Issued by FCA US
Four share-based compensation plans have been issued by FCA US: the FCA US Restricted Stock Unit Plan (“RSU Plan”), the Amended and Restated FCA US Directors’ Restricted Stock Unit Plan (“Directors’ RSU Plan”), the FCA US Deferred Phantom Share Plan (“DPS Plan”) and the FCA US 2012 Long-Term Incentive Plan (“2012 LTIP Plan”).
The fair value of each unit issued under the four share-based compensation plans is based on the fair value of FCA US’s membership interests. Each unit represents an “FCA US Unit,” which is equal to 1/600th of the value of a FCA US membership interest. Since there is no publicly observable trading price for FCA US membership interests, fair value was determined using a discounted cash flow methodology. This approach, which is based on projected cash flows of FCA US, is used to estimate the FCA US enterprise value. The fair value of FCA US’s outstanding interest bearing debt as of the measurement date is deducted from FCA US’s enterprise value to arrive at the fair value of equity. This amount is then divided by the total number of FCA US Units, as determined above, to estimate the fair value of a single FCA US Unit.
The significant assumptions used in the contemporaneous calculation of fair value at each issuance date and for each period included the following:

•	four years of annual projections prepared by management that reflect the estimated after-tax cash flows a market participant would expect to generate from operating the business;

•
a terminal value which was determined using a growth model that applied a 2.0 percent long-term growth rate to projected after-tax cash flows of FCA US beyond the four year window. The long-term growth rate was based on internal projections of FCA US, as well as industry growth prospects;

•	an estimated after-tax weighted average cost of capital of 16.0 percent in 2014, and ranging from 16.0 percent to 16.5 percent in both 2013 and 2012; and

•	projected worldwide factory shipments ranging from approximately 2.6 million vehicles in 2013 to approximately 3.4 million vehicles in 2018.
On January 21, 2014, FCA acquired the VEBA Trust’s remaining interest in FCA US, as described in the section —Acquisition of the Remaining Ownership Interest in FCA US. The implied fair value of FCA US resulting from this transaction, along with certain other factors, was used to corroborate the fair value determined at December 31, 2013 using a discounted cash flow methodology.
As of December 31, 2014, 29,400,000 units are authorized to be granted for the RSU Plan, Directors' RSU Plan and 2012 LTIP Plan. There is no limit on the number of phantom shares of FCA US ("Phantom Shares") authorized under the DPS Plan. Upon adoption of the 2012 LTIP Plan, there were no further grants made under the RSU Plan and DPS Plan.

Anti-Dilution Adjustment
The documents governing FCA US's share-based compensation plans contain anti-dilution provisions which provide for an adjustment to the number of FCA US Units granted under the plans in order to preserve, or alternatively prevent the enlargement of, the benefits intended to be made available to the holders of the awards should an event occur that impacts the capital structure.
There were no capital structure changes in 2013 or 2012 that required an anti-dilution adjustment. During 2014, two transactions occurred that diluted the fair value of equity and the per unit fair value of a FCA US Unit based on the discounted cash flow methodology. These transactions were:

•
the $1,900 million (€1,404 million) distribution paid to its members, on January 21, 2014, which served to fund a portion of the transaction whereby Fiat acquired the VEBA Trust's remaining ownership interest in FCA US (as described above in the section —Acquisition of the Remaining Ownership Interest in FCA US).

•	The prepayment of the VEBA Trust Note on February 7, 2014 that accelerated tax deductions that were being passed through to the FCA US's members.
As a result of these dilutive events and pursuant to the anti-dilution provisions in the share-based compensation plans, the FCA US's Compensation Committee approved an anti-dilution adjustment factor to increase the number of outstanding FCA US Units (excluding performance share units granted under the 2012 LTIP Plan ("LTIP PSUs")) in order to preserve the economic benefit intended to be provided to each participant. The value of the outstanding awards immediately prior to the dilutive events is equal to the value of the adjusted awards subsequent to the dilutive events. No additional expense was recognized as a result of this modification during 2014. For comparative purposes, the number of FCA US Units and all December 31, 2013, and 2012 fair value references have been adjusted to reflect the impact of the dilutive transactions and the anti-dilution adjustment.
Restricted Stock Unit Plans issued by FCA US
During 2009, the U.S. Treasury’s Office of the Special Master for Troubled Asset Relief Program Executive Compensation (the “Special Master”) and FCA US's Compensation Committee approved the FCA US Restricted Stock Unit Plan (“RSU Plan”), which authorized the issuance of Restricted Stock Units (“RSUs”) to certain key employees. RSUs represent a contractual right to receive a payment in an amount equal to the fair value of one FCA US Unit, as defined in the RSU plan. Originally, RSUs granted to FCA US’s employees in 2009 and 2010 vested in two tranches. In September 2012, FCA US’s Compensation Committee approved a modification to the second tranche of RSUs. The modification removed the performance condition requiring an IPO to occur prior to the award vesting. Prior to this modification, the second tranche of the 2009 and 2010 RSUs were equity-classified awards. In connection with the modification of these awards, FCA US determined that it was no longer probable that the awards would be settled with FCA US’s company stock and accordingly reclassified the second tranche of the 2009 and 2010 RSUs from equity-classified awards to liability-classified awards. As a result of this modification, additional compensation expense of €12 million was recognized during 2012. RSUs granted to employees generally vest if the participant is continuously employed by FCA US through the third anniversary of the grant date. The settlement of these awards is in cash.
In addition, during 2009, FCA US established the Directors' RSU Plan. In April 2012, FCA US's Compensation Committee amended and restated the FCA US 2009 Directors’ RSU Plan to allow grants having a one-year vesting term to be granted on an annual basis. Director RSUs are granted to FCA US non-employee members of the FCA US Board of Directors. Prior to the change, Director RSUs were granted at the beginning of a three-year performance period and vested in three equal tranches on the first, second, and third anniversary of the date of grant, subject to the participant remaining a member of the FCA US Board of Directors on each vesting date. Under the plan, settlement of the awards is made within 60 days of the Director’s cessation of service on the Board of Directors and awards are paid in cash; however, upon completion of an IPO, FCA US has the option to settle the awards in cash or shares. The value of the awards is recorded as compensation expense over the requisite service periods and is measured at fair value.
The liability resulting from these awards is measured and adjusted to fair value at each reporting date. The expense recognized in total for both the RSU Plan and the Directors RSU plan for the years ended December 31, 2014, 2013 and 2012 was approximately €6 million, €14 million and €28 million, respectively. Total unrecognized compensation expense at December 31, 2014 and at December 31, 2013 for both the RSU Plan and the Directors RSU plan was less than €1 million.

Changes during 2014, 2013 and 2012 for both the RSU Plan and the Directors RSU Plan were as follows:

	Adjusted for Anti-Dilution
	2014		2013		2012
	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,792,279	3.64	6,143,762	3.35	7,722,554	1.94
Granted	—	—	209,258	5.75	1,902,667	4.52
Vested	(3,361,366)	3.48	(1,268,303)	2.01	(3,355,154)	0.73
Forfeited	(96,211)	4.46	(292,438)	4.05	(126,305)	3.66
Outstanding shares unvested at the end of the year	1,334,702	4.84	4,792,279	3.64	6,143,762	3.35

	As Previously Reported
	2013		2012
	Restricted Stock Units	Weighted average fair value at the grant date (€)	Restricted Stock Units	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	4,735,442	4.34	5,952,331	2.51
Granted	161,290	7.46	1,466,523	5.87
Vested	(977,573)	2.61	(2,586,060)	0.95
Forfeited	(225,403)	5.25	(97,352)	4.76
Outstanding shares unvested at the end of the year	3,693,756	4.72	4,735,442	4.34
Deferred Phantom Shares issued by FCA US
During 2009, the Special Master approved the FCA US DPS Plan which authorized the issuance of Phantom Shares. Under the DPS Plan, Phantom Shares were granted to certain key employees as well as to the Chief Executive Officer in connection with his role as a member of the FCA US Board of Directors. The Phantom Shares vested immediately on the grant date and were settled in cash in three equal annual installments. At December 31, 2014, there were no outstanding awards under the DPS Plan.
Changes during 2014, 2013 and 2012 were as follows:

	Adjusted for Anti-Dilution
	2014		2013		2012
	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)
Outstanding shares at the beginning of the year	413,521	3.49	1,957,494	2.07	6,414,963	1.41
Granted and Vested	—	—	—	—	—	—
Settled	(413,521)	3.61	(1,543,973)	1.64	(4,457,469)	1.11
Outstanding shares at the end of the year	—	—	413,521	3.49	1,957,494	2.07

	As Previously Reported
	2013		2012
	Phantom Shares	Weighted average fair value at the grant date (€)	Phantom Shares	Weighted average fair value at the grant date (€)
Outstanding shares at the beginning of the year	1,508,785	2.68	4,944,476	1.83
Granted and Vested	—	—	—	—
Settled	(1,190,054)	2.13	(3,435,691)	1.43
Outstanding shares at the end of the year	318,731	4.53	1,508,785	2.68
The expense recognized in connection with the DPS Plan in 2014 was less than €1 million and was approximately €2 million in 2013 and in 2012.
2012 Long-Term Incentive Plan of FCA US
In February 2012, the Compensation Committee of FCA US adopted the 2012 LTIP Plan. The 2012 LTIP Plan covers senior FCA US executives (other than the Chief Executive Officer). It is designed to retain talented professionals and reward their performance through grants of phantom equity in the form of restricted share units (“LTIP RSUs”) and LTIP PSUs. LTIP RSUs may be granted annually, while LTIP PSUs are generally granted at the beginning of a three-year performance period. The Compensation Committee of FCA US also has authority to grant additional LTIP PSUs awards during the three-year performance period. The LTIP RSUs vest over three years in one-third increments on the anniversary of their grant date, while the LTIP PSUs vest at the end of the three-year performance period only if FCA US meets or exceeds certain three-year cumulative financial performance targets. Concurrent with the adoption of the 2012 LTIP Plan, the Compensation Committee of FCA US established financial performance targets based on FCA US's consolidated financial results for the three-year performance period, ending December 31, 2014. If FCA US does not fully achieve these targets, the LTIP PSUs will be deemed forfeited. LTIP RSUs and LTIP PSUs represent a contractual right to receive a payment in an amount equal to the fair value of one FCA US Unit, as defined in the LTIP Plan. Once vested, LTIP RSUs and LTIP PSUs will be settled in cash or, in the event FCA US conducts an IPO, in cash or shares of publicly traded stock, at the Compensation Committee’s discretion. Settlement will be made as soon as practicable after vesting, however in any case no later than March 15 of the year following vesting. Vesting of the LTIP RSUs and LTIP PSUs may be accelerated in certain circumstances, including upon the participant’s death, disability or in the event of a change of control.
In light of the May 6, 2014 publication of the 2014-2018 FCA Business Plan and in recognition of FCA US's performance for the 2012 and 2013 performance years, the Compensation Committee, on May 12, 2014, approved an amendment to outstanding LTIP PSU award agreements, subject to participant consent, to modify outstanding LTIP PSUs by closing the performance period for such awards as of December 31, 2013. Participants were notified of this modification on or about May 30, 2014, and all plan participants subsequently consented to the amendment. The modification provides for a payment of the LTIP PSUs granted under the 2012 LTIP Plan representing two-thirds of the original LTIP PSU award based on the unadjusted December 31, 2013 per unit fair value of €7.62 ($10.47). To receive the LTIP PSU payment, a participant must remain an employee up to the date the LTIP PSUs are paid, which is expected to occur on or before March 15, 2015. As a result, compensation expense was reduced by approximately €16 million ($21 million) during the year ended December 31, 2014.

Changes during 2014, 2013 and 2012 were as follows:

	As Previously Reported
	December 31, 2013
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	1,805,123	5.78	8,419,684	5.78
Granted	1,628,822	6.89	587,091	7.15
Vested	(615,315)	5.77	—	—
Forfeited	(120,423)	6.20	(589,264)	5.77
Outstanding shares unvested at the end of the year	2,698,207	6.13	8,417,511	5.64

	As Previously Reported
	December 31, 2012
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	—	—	—	—
Granted	1,835,833	5.73	8,450,275	5.73
Vested	(20,123)	5.91	—	—
Forfeited	(10,587)	5.91	(30,591)	5.91
Outstanding shares unvested at the end of the year	1,805,123	5.78	8,419,684	5.78

	Adjusted for Anti-Dilution
	2014		2013		2012
	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)	LTIP RSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	3,500,654	4.73	2,341,967	4.46	—	—
Granted	—	—	2,113,234	5.32	2,381,810	4.41
Vested	(1,407,574)	4.81	(798,310)	4.45	(26,108)	4.56
Forfeited	(104,020)	4.91	(156,237)	4.78	(13,735)	4.56
Outstanding shares unvested at the end of the year	1,989,060	5.41	3,500,654	4.73	2,341,967	4.46

	Adjusted for Anti-Dilution
	2014		2013		2012
	LTIP PSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)	LTIP PSUs	Weighted average fair value at the grant date (€)
Outstanding shares unvested at the beginning of the year	8,417,511	5.64	8,419,684	5.78	—	—
Granted	5,556,503	7.62	587,091	7.15	8,450,275	5.73
Vested	—	—	—	—	—	—
Forfeited	(8,653,474)	5.89	(589,264)	5.77	(30,591)	5.91
Outstanding shares unvested at the end of the year	5,320,540	8.62	8,417,511	5.64	8,419,684	5.78
The expense recognized in connection with these plans in 2014 was €6 million (€36 million in 2013 and €24 million in 2012). Total unrecognized compensation expenses at December 31, 2014 were approximately €2 million. These expenses will be recognized over the remaining service periods based upon the assessment of the performance conditions being achieved.
(25) Provisions for Employee Benefits
The Group’s provisions and net assets for employee benefits were as follows:

	At December 31,
	2014	2013
	(€ million)
Present value of defined benefit obligations:
Pension benefits	27,287	23,137
Health care and life insurance plans	2,276	1,945
Other post-employment benefits	1,074	1,023
Total present value of defined benefit obligations (a)	30,637	26,105

Fair value of plan assets (b)	22,231	18,982
Asset ceiling (c)	6	3
Total net defined benefit plans (a - b + c)	8,412	7,126

of which:
Net defined benefit liability (d)	8,516	7,221
(Defined benefit plan asset)	(104)	(95)

Other provisions for employees and liabilities for share-based payments (e)	1,076	1,105
Total Provisions for employee benefits (d + e)	9,592	8,326

The Group provides post-employment benefits for certain of its active employees and retirees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates and may change periodically. The plans are classified by the Group on the basis of the type of benefit provided as follows: pension benefits, health care and life insurance plans, and other post-employment benefits. Moreover, Group companies provide post-employment benefits, such as pension or health care benefits, to their employees under defined contribution plans. In this case, the Group pays contributions to public or private insurance plans on a legally mandatory, contractual, or voluntary basis. By paying these contributions the Group fulfills all of its obligations. The Group recognizes the cost for defined contribution plans over the period in which the employee renders service and classifies this by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2014, this cost totaled €1,405 million (€1,314 million in 2013 and €1,114 million in 2012).
Pension benefits
Group companies in the United States and Canada sponsor both non-contributory and contributory defined benefit pension plans. The non-contributory pension plans cover certain hourly and salaried employees. Benefits are based on a fixed rate for each year of service. Additionally, contributory benefits are provided to certain salaried employees under the salaried employees’ retirement plans. These plans provide benefits based on the employee’s cumulative contributions, years of service during which the employee contributions were made and the employee’s average salary during the five consecutive years in which the employee’s salary was highest in the 15 years preceding retirement or the freeze of such plans, as applicable.
In the United Kingdom, the Group participates, amongst others, in a pension plan financed by various entities belonging to the Group, called the “Fiat Group Pension Scheme” covering mainly deferred and retired employees.
Liabilities arising from these plans are usually funded by contributions made by Group subsidiaries and, at times by their employees, into legally separate trusts from which the employee benefits are paid. The Group’s funding policy for defined benefit pension plans is to contribute the minimum amounts required by applicable laws and regulations. Occasionally, additional discretionary contributions in excess of these legally required are made to achieve certain desired funding levels. In the U.S. these excess amounts are tracked, and the resulting credit balance can be used to satisfy minimum funding requirements in future years. As of December 31, 2014, the combined credit balances for the U.S. and Canadian qualified pension plans was approximately €2.1 billion, the usage of the credit balances to satisfy minimum funding requirements is subject to the plans maintaining certain funding levels. The Group contributions to funded pension plans for 2015 are expected to be €284 million, of which €262 million relate to FCA US and more specifically, €191 million are discretionary contributions and €71 million will be made to satisfy minimum funding requirement. The expected benefit payments for pension plans are as follows:

Expected benefit payments
(€ million)
2015	1,769
2016	1,733
2017	1,710
2018	1,688
2019	1,675
2020-2024	8,187

The following summarizes the changes in the pension plans:

	2014				2013
	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)	Obligation	Fair value of plan assets	Asset ceiling	Liability (asset)
	(€ million)
Amounts at January 1,	23,137	(18,982)	3	4,158	26,974	(20,049)	—	6,925

Included in the Consolidated income statement	1,290	(816)	—	474	1,142	(712)	—	430
Included in Other comprehensive income/loss
Actuarial losses/(gains) from:
- Demographic assumptions	(256)	—	—	(256)	(35)	—	—	(35)
- Financial assumptions	1,916	(8)	—	1,908	(1,943)	(1)	—	(1,944)
- Other	2	—	—	2	(2)	2	—	—
Return on assets	—	(1,514)	—	(1,514)	—	(518)	—	(518)
Changes in the effect of limiting net assets	—	—	3	3	—	—	3	3
Changes in exchange rates	2,802	(2,273)	—	529	(1,352)	1,107	—	(245)
Other
Employer contributions	—	(229)	—	(229)	—	(458)	—	(458)
Plan participant contributions	2	(2)	—	—	9	(9)	—	—
Benefits paid	(1,611)	1,606	—	(5)	(1,673)	1,667	—	(6)
Other changes	5	(13)	—	(8)	17	(11)	—	6
Amounts at December 31,	27,287	(22,231)	6	5,062	23,137	(18,982)	3	4,158
During 2014, a decrease in discount rates resulted in actuarial losses for the year ended December 31, 2014, while an increase in discount rates resulted in actuarial gains for the year ended December 31, 2013.
Amounts recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	184	292	271
Interest expense	1,089	1,026	1,199
(Interest income)	(878)	(768)	(942)
Other administration costs	62	42	44
Past service costs/(credits) and gains or losses arising from settlements	17	(162)	10
Total recognized in the Consolidated income statement	474	430	582
In 2014, following the release of new standards by the Canadian Institute of Actuaries, mortality assumptions used for our Canadian benefit plan valuations were updated to reflect recent trends in the industry and the revised outlook for future generational mortality improvements. Generational improvements represent decreases in mortality rates over time based upon historical improvements in mortality and expected future improvements. The change increased the Group's Canadian pension obligations by approximately €41 million. Additionally, retirement rate assumptions used for the Group's U.S. benefit plan valuations were updated to reflect an ongoing trend towards delayed retirement for FCA US employees. The change decreased the Group's U.S. pension and other post-employment benefit obligations by approximately €261 million and €40 million, respectively.

During the second quarter of 2013, FCA US amended its U.S. and Canadian salaried defined benefit pension plans. The U.S. plans were amended in order to comply with U.S. regulations, cease the accrual of future benefits effective December 31, 2013, and enhance the retirement factors. The Canada amendment ceased the accrual of future benefits effective December 31, 2014, enhanced the retirement factors and continued to consider future salary increases for the affected employees. An interim re-measurement was performed for these plans, which resulted in a curtailment gain of €166 million recognized in unusual income in the Consolidated income statement (see Note 8). In addition, the Group recognized a €509 million reduction to its pension obligation, a €7 million reduction to defined benefit plan assets and a corresponding €502 million increase in accumulated Other comprehensive income/(loss) for the year ended December 31, 2013. There were no significant plan amendments or curtailments to the Group's pension plans for the year ended December 31, 2014.
The fair value of plan assets by class was as follows:

	At December 31, 2014		At December 31, 2013
	Amount	of which have a quoted market price in an active market	Amount	of which have a quoted market price in an active market
	(€ million)
Cash and cash equivalents	713	614	532	401
U.S. equity securities	2,406	2,338	2,047	2,033
Non-U.S. equity securities	1,495	1,463	1,540	1,531
Commingled funds	2,009	186	1,518	195
Equity instruments	5,910	3,987	5,105	3,759
Government securities	2,948	780	2,545	729
Corporate bonds (including Convertible and high yield bonds)	6,104	4	5,049	38
Other fixed income	892	7	635	—
Fixed income securities	9,944	791	8,229	767
Private equity funds	1,648	—	1,713	—
Commingled funds	5	5	—	—
Mutual funds	4	—	4	—
Real estate funds	1,395	—	1,222	—
Hedge funds	1,841	—	1,759	—
Investment funds	4,893	5	4,698	—
Insurance contracts and other	771	91	418	46
Total fair value of plan assets	22,231	5,488	18,982	4,973
Non-U.S. Equity securities are invested broadly in developed international and emerging markets. Debt instruments are fixed income securities which comprise primarily of long-term U.S. Treasury and global government bonds, as well as U.S., developed international and emerging market companies’ debt securities diversified by sector, geography and through a wide range of market capitalization. Commingled funds include common collective trust funds, mutual funds and other investment entities. Private equity funds include those in limited partnerships that invest primarily in operating companies that are not publicly traded on a stock exchange. Real estate investments includes those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. Hedge fund investments include those seeking to maximize absolute return using a broad range of strategies to enhance returns and provide additional diversification.
The investment strategies and objectives for pension assets primarily in the U.S. and Canada reflect a balance of liability-hedging and return-seeking investment considerations. The investment objectives are to minimize the volatility of the value of the pension assets relative to the pension liabilities and to ensure assets are sufficient to pay plan obligations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification, partial asset–liability matching and hedging. Assets are broadly diversified across many asset classes to achieve risk–adjusted returns that, in total, lower asset volatility relative to the liabilities. Additionally, in order to minimize pension asset volatility relative to the pension liabilities, a portion of the pension plan assets are allocated to fixed income securities. The Group policy for these plans ensures actual allocations are in line with target allocations as appropriate.

Assets are actively managed, primarily, by external investment managers. Investment managers are not permitted to invest outside of the asset class or strategy for which they have been appointed. The Group uses investment guidelines to ensure investment managers invest solely within the mandated investment strategy. Certain investment managers use derivative financial instruments to mitigate the risk of changes in interest rates and foreign currencies impacting the fair values of certain investments. Derivative financial instruments may also be used in place of physical securities when it is more cost effective and/or efficient to do so. Plan assets do not include shares of FCA or properties occupied by Group companies.
Sources of potential risk in the pension plan assets measurements relate to market risk, interest rate risk and operating risk. Market risk is mitigated by diversification strategies and as a result, there are no significant concentrations of risk in terms of sector, industry, geography, market capitalization, or counterparty. Interest rate risk is mitigated by partial asset–liability matching. The fixed income target asset allocation partially matches the bond–like and long–dated nature of the pension liabilities. Interest rate increases generally will result in a decline in the fair value of the investments in fixed income securities and the present value of the obligations. Conversely, interest rate decreases generally will increase the fair value of the investments in fixed income securities and the present value of the obligations.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December31,
	2014			2013
	U.S.	Canada	UK	U.S.	Canada	UK
	(%)
Discount rate	4.0	3.8	4.0	4.7	4.6	4.5
Future salary increase rate	n/a	3.5	3.0	3.0	3.5	3.1
The discount rates are used in measuring the obligation and the interest expense/(income) of net period cost. The Group selects these rates on the basis of the rate on return on high-quality (AA rated) fixed income investments for which the timing and amounts of payments match the timing and amounts of the projected pension and other post-employment plan. The average duration of the U.S. and Canadian liabilities was approximately 11 and 13 years, respectively. The average duration of the UK pension liabilities was approximately 21 years.
Health care and life insurance plans
Liabilities arising from these plans comprise obligations for retiree health care and life insurance granted to employees and to retirees in the U.S. and Canada by FCA US companies. Upon retirement from the Group, these employees may become eligible for continuation of certain benefits. Benefits and eligibility rules may be modified periodically. These plans are unfunded. The expected benefit payments for unfunded health care and life insurance plans are as follows:

Expected benefit payments
(€ million)
2015	136
2016	134
2017	133
2018	132
2019	131
2020-2024	651

Changes in the net defined benefit obligations for healthcare and life insurance plans were as follows:

	2014	2013
	(€ million)
Present value of obligations at January 1,	1,945	2,289
Included in the Consolidated income statement	126	112
Included in OCI:
Actuarial losses (gains) from:
- Demographic assumptions	(95)	(21)
- Financial assumptions	187	(207)
- Other	—	11
Effect of movements in exchange rates	244	(112)
Other changes
Benefits paid	(128)	(126)
Other	(3)	(1)
Present value of obligations at December 31,	2,276	1,945
Amounts recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	21	23	22
Interest expense	98	89	103
Past service costs (credits) and gains or losses arising from settlements	7	—	(6)
Total recognized in the Consolidated income statement	126	112	119
Health care and life insurance plans are accounted for on an actuarial basis, which requires the selection of various assumptions, in particular, it requires the use of estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events such as health care cost increases and demographic experience.
The weighted average assumptions used to determine the defined benefit obligations were as follows:

	At December 31,
	2014		2013
	U.S.	Canada	U.S.	Canada
	(%)
Discount rate	4.1	3.9	4.9	4.7
Salary growth	—	—	n/a	2.7
Weighted average ultimate healthcare cost trend rate	5.0	3.6	5.0	3.6
The discount rates used for the measurement of these obligations are based on yields of high-quality (AA-rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. The average duration of the U.S. and Canadian liabilities was approximately 12 and 16 years, respectively.
The annual rate of increase in the per capita cost of covered U.S. health care benefits assumed for next year and used in the 2014 plan valuation was 6.5 percent (6.8 percent in 2013). The annual rate was assumed to decrease gradually to 5.0 percent after 2021 and remain at that level thereafter. The annual rate of increase in the per capita cost of covered Canadian health care benefits assumed for next year and used in the 2014 plan valuation was 3.3 percent (3.3 percent in 2013). The annual rate was assumed to increase gradually to 3.6 percent in 2017 and remain at that level thereafter.

Other post-employment benefits
Other post-employment benefits includes other employee benefits granted to Group employees in Europe and comprises, amongst others, the Italian employee severance indemnity (TFR) obligation amounting to €886 million at December 31, 2014 and €861 million at December 31, 2013. These schemes are required under Italian Law.
The amount of TFR to which each employee is entitled must be paid when the employee leaves the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions the entitlement may be partially advanced to an employee during their working life.
The legislation regarding this scheme was amended by Law 296 of December 27, 2006 and subsequent decrees and regulations issued in the first part of 2007. Under these amendments, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury fund” managed by the Italian state-owned social security body (INPS) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the company itself. Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 - Employee Benefits, of defined contribution plans whereas the amounts recorded in the provision for employee severance pay retain the nature of defined benefit plans. Accordingly, the provision for employee severance indemnity in Italy consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan and the Group recognizes the associated cost over the period in which the employee renders service.
Changes in defined benefit obligations for other post-employment benefits was as follows:

	2014	2013
	(€ million)
Present value of obligations at January 1,	1,023	997
Included in the Consolidated income statement:	31	24
Included in OCI:
Actuarial losses (gains) from:
Demographic assumptions	(2)	(2)
Financial assumptions	81	37
Other	14	23
Effect of movements in exchange rates	1	(4)
Other:
Benefits paid	(77)	(59)
Change in the scope of consolidation	15	21
Other	(12)	(14)
Present value of obligations at December 31,	1,074	1,023
Amounts recognized in the Consolidated income statement was as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Current service cost	20	9	8
Interest expense	11	15	25
Past service costs (credits) and gains or losses arising from settlements	—	—	(3)
Total recognized in the Consolidated income statement	31	24	30
The main assumptions used in developing the required estimates for other post-employment benefits include the discount rate, the retirement or employee leaving rate and the mortality rates.

The discount rates used for the measurement of the Italian TFR obligation are based on yields of high-quality (AA rated) fixed income securities for which the timing and amounts of payments match the timing and amounts of the projected benefit payments. For this plan, the single weighted average discount rate that reflects the estimated timing and amount of the scheme future benefit payments for 2014 is equal to 1.7 percent (2.8 percent in 2013). The average duration of the Italian TFR is approximately 7 years. Retirement or employee leaving rates are developed to reflect actual and projected Group experience and law requirements for retirement in Italy.
Other provisions for employees and liabilities for share-based payments
At December 31, 2014, Other provisions for employees and liabilities for share-based payments comprised other long term benefits obligations for €376 million (€332 million at December 31, 2013), representing the expected obligation for benefits as jubilee and long term disability granted to certain employees by the Group. At December 31, 2013 this item also included liabilities for share-based payments amounting to €123 million.
(26) Other Provisions
Changes in Other provisions were as follows:

	At December 31, 2013	Additional provisions	Settlements	Unused amounts	Translation differences	Changes in the scope of consolidation and other changes	At December 31, 2014
	(€ million)
Warranty provision	3,656	2,909	(2,119)	—	392	7	4,845
Sales incentives	2,993	9,292	(8,874)	(20)	318	(14)	3,695
Legal proceedings and disputes	547	125	(85)	(36)	15	9	575
Commercial risks	371	171	(109)	(40)	6	(18)	381
Restructuring provision	191	52	(97)	(8)	1	(8)	131
Indemnities	62	2	(4)	—	—	—	60
Environmental risks	29	2	(2)	—	—	—	29
Investment provision	12	—	—	—	—	(4)	8
Other risks	1,240	299	(256)	(173)	41	(95)	1,056
Total Other provisions	9,101	12,852	(11,546)	(277)	773	(123)	10,780
The effect of discounting these provisions was €2 million in 2014 (€21 million in 2013).
The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time beginning at the date of sale to the end customer. This estimate is principally based on assumptions regarding the lifetime warranty costs of each vehicle and each model year of that vehicle line, as well as historical claims experience for vehicles. The Group establishes provisions for product warranty obligations when the related sale is recognized. Warranty provisions also include management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a general recall of vehicles, which are estimated by making an assessment of the historical occurrence of defects on a case-by-case basis and are accrued when a reliable estimate of the amount of the obligation can be made.

The following table sets forth total warranty costs recognized for the years ended December 31, 2014, 2013 and 2012:

	For the years ended December 31,
	2014	2013	2012
	(€ million)
Warranty costs	2,909	2,011	1,759
Recorded in the Consolidated income statement within:
Cost of sales	2,909	1,896	1,759
Other unusual expenses	—	115	—
	2,909	2,011	1,759
Warranty provision increased by €1,189 million in the year ended December 31, 2014. The increase was primarily driven by an increase in the overall warranty expenses relating to the recently approved recall campaigns in the NAFTA segment. Additionally, there was an increase to the warranty provision of approximately €392 million with respect to foreign exchange effects when translating from U.S. Dollar to Euro.
Sales incentives are offered on a contractual basis to the Group’s dealer networks, primarily on the basis of a specific cumulative level of sales transactions during a certain period. The sales incentive provision also includes sales cash incentives provided to retail customers.
The Legal proceedings and disputes provision represents management’s best estimate of the liability to be recognized by the Group with regard to legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual or patent disputes), legal proceedings involving claims with active and former employees and legal proceedings involving different tax authorities. None of these provisions are individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the liability, each Group company evaluates their legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the Group and others in similar situations and the Group’s intentions with regard to further action in each proceeding. Group’s consolidated provision combines these individual provisions established by each of the Group’s companies.
Commercial risks arise in connection with the sale of products and services such as maintenance contracts. An accrual is recorded when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.
The Group’s restructuring programs primarily relate to restructuring and rationalization activities in the NAFTA and EMEA segments.    The restructuring provision at December 31, 2014 consists of termination benefits of €72 million (€106 million at December 31, 2013) payable to employees in connection with restructuring plans, manufacturing rationalization costs of €9 million (€15 million at December 31, 2013) and other costs of €50 million (€70 million at December 31, 2013). These provisions are related to the EMEA segment €41 million (€53 million at December 31, 2013), the NAFTA segment €36 million (€41 million at December 31, 2013), the Components segment €15 million (€28 million at December 31, 2013), publishing activities €13 million (€31 million at December 31, 2013) and other minor activities €26 million (€38 million at December 31, 2013).
Indemnities are estimated by the Group in connection with divestitures. These liabilities primarily arise from indemnities relating to contingent liabilities in existence at the time of the sale, as well as those covering any possible breach of the representations and warranties provided in the contract and, in certain instances, environmental or tax matters. These provisions were determined estimating the amount of the expected outflow of resources, taking into consideration the relevant level of probability of occurrence.
The environmental risks provision represents management's best estimate of the Group’s probable environmental obligations. Amounts included in the estimate include direct costs to be incurred by the Group in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

Other risks includes, among other items: provisions for disputes with suppliers related to supply contracts or other matters that are not subject to legal proceedings, provisions for product liabilities arising from personal injuries including wrongful death and potential exemplary or punitive damages alleged to be the result of product defects, and disputes with other parties relating to contracts or other matters not subject to legal proceedings. The valuation of these provisions is determined based on, among other factors, claims incurred and our historical experiences regarding similar disputes.
(27) Debt
Breakdown of debt by category and by maturity was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Bonds	2,292	10,367	4,989	17,648	2,572	8,317	3,577	14,466
Borrowings from banks	3,670	8,131	950	12,751	2,584	5,639	607	8,830
Payables represented by securities	559	544	270	1,373	554	1,374	2,604	4,532
Asset-backed financing	444	25	—	469	746	10	—	756
Other debt	745	424	314	1,483	1,019	353	327	1,699
Total Debt	7,710	19,491	6,523	33,724	7,475	15,693	7,115	30,283
Debt increased by €3,441 million at December 31, 2014. Net of foreign exchange translation effects and scope of consolidation, the increase in Debt was €2,059 million: FCA issued new bonds for €4,629 million and repaid bonds on maturity for €2,150 million; medium and long-term loans (those expiring after twelve months) obtained by FCA amounted to €4,876 million, while medium and long-term borrowings repayments amounted to €5,838 million.
The annual effective interest rates and the nominal currencies of debt at December 31, 2014 and 2013 were as follows:

	Interest rate					Total at December 31, 2014
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	6,805	7,500	1,003	87	—	15,395
U.S. Dollar	5,769	2,651	2,537	8	206	11,171
Brazilian Real	1,720	430	282	376	1,330	4,138
Swiss Franc	593	686	—	—	—	1,279
Canadian Dollar	31	229	393	—	—	653
Mexican Peso	—	164	233	—	—	397
Chinese Renminbi	1	333	—	—	—	334
Other	197	20	37	24	79	357
Total Debt	15,116	12,013	4,485	495	1,615	33,724

	Interest rate					Total at December 31, 2013
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	more than 12.5%
	(€ million)
Euro	5,382	7,412	2,253	90	—	15,137
U.S. Dollar	2,962	122	5,744	12	169	9,009
Brazilian Real	1,271	431	256	1,190	—	3,148
Swiss Franc	378	672	—	—	—	1,050
Canadian Dollar	39	79	584	—	—	702
Mexican Peso	—	—	414	—	—	414
Chinese Renminbi	2	292	66	—	—	360
Other	291	17	51	10	94	463
Total Debt	10,325	9,025	9,368	1,302	263	30,283
For further information on the management of interest rate and currency risk reference should be made to Note 35.
Bonds
All outstanding bonds issued by Fiat Chrysler Finance Europe S.A. (formerly known as Fiat Finance and Trade Ltd S.A.) and Fiat Chrysler Finance North America Inc. (formerly known as Fiat Finance North America Inc.) (both wholly-owned subsidiaries of the Group) are governed by the terms and conditions of the Global Medium Term Note Program ("GMTN Program"). A maximum of €20 billion may be used under this program, of which notes of approximately €12.1 billion have been issued and are outstanding at December 31, 2014 (€11.6 billion at December 31, 2013). The GMTN Program is guaranteed by the Group. The companies in the Group may from time to time buy back bonds in the market that have been issued by FCA. Such buybacks, if made, depend upon market conditions, the financial situation of FCA and other factors which could affect such decisions.
The bonds issued by Fiat Chrysler Finance Europe S.A. and by Fiat Chrysler Finance North America Inc. impose covenants on the issuer and, in certain cases, on FCA as guarantor, which include: (i) negative pledge clauses which require that, in case any security interest upon assets of the issuer and/or FCA is granted in connection with other bonds or debt securities having the same ranking, such security should be equally and ratably extended to the outstanding bonds; (ii) pari passu clauses, under which the bonds rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or FCA; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the bonds under certain events of default on other financial instruments issued by FCA’s main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the bonds. In addition, the agreements for the bonds guaranteed by FCA contain clauses which could require early repayment if there is a change of the controlling shareholder of FCA leading to a ratings downgrade by ratings agencies.

The bond issues outstanding at December 31, 2014 were as follows:

					At December 31, (€ million)
	Currency	Face value of outstanding bonds (€ million)	Coupon %	Maturity	2014	2013
Global Medium Term Note Program:
Fiat Chrysler Finance Europe S.A. (1)	EUR	900	6.125	July 8, 2014	—	900
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	7.625	September 15, 2014	—	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,500	6.875	February 13, 2015	1,500	1,500
Fiat Chrysler Finance Europe S.A. (2)	CHF	425	5.000	September 7, 2015	353	346
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	6.375	April 1, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	7.750	October 17, 2016	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	400	5.250	November 23, 2016	333	326
Fiat Chrysler Finance Europe S.A. (1)	EUR	850	7.000	March 23, 2017	850	850
Fiat Chrysler Finance North America Inc. (1)	EUR	1,000	5.625	June 12, 2017	1,000	1,000
Fiat Chrysler Finance Europe S.A. (2)	CHF	450	4.000	November 22, 2017	374	367
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.625	March 15, 2018	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	600	7.375	July 9, 2018	600	600
Fiat Chrysler Finance Europe S.A. (2)	CHF	250	3.125	September 30, 2019	208	—
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,250	6.750	October 14, 2019	1,250	1,250
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,000	4.750	March 22, 2021	1,000	—
Fiat Chrysler Finance Europe S.A. (1)	EUR	1,350	4.750	July 15, 2022	1,350	—
Others	EUR	7			7	7
Total Global Medium Term Notes					12,075	11,646

Other bonds:
FCA US (Secured Senior Notes) (3)	U.S.$	2,875	8.000	June 15, 2019	2,368	1,088
FCA US (Secured Senior Notes) (3)	U.S.$	3,080	8.250	June 15, 2021	2,537	1,232
Total Other bonds					4,905	2,320
Hedging effect, accrued interest and amortized cost valuation					668	500
Total Bonds					17,648	14,466

(1)	Bond for which a listing on the Irish Stock Exchange was obtained.

(2)	Bond for which a listing on the SIX Swiss Exchange was obtained.

(3)	Includes 2019 Notes and 2021 Notes (defined below).
Changes in Global Medium Term Notes during 2014 were mainly due to the:

•
Issuance of 4.75 percent notes at par in March 2014, having a principal of €1 billion and due March 2021 by Fiat Chrysler Finance Europe S.A. The proceeds will be used for general corporate purposes. The notes have been admitted to listing on the Irish Stock Exchange.

•
Issuance of 4.75 percent notes at par in July 2014, having a principal of €850 million and due July 2022 by Fiat Chrysler Finance Europe S.A. The notes issuance was reopened in September 2014 for a further €500 million principal value, priced at 103.265 percent of par value, increasing the total principal amount to €1.35 billion.

•	Issuance of 3.125 percent notes at par in September 2014 having a principal of CHF250 million and due September 2019 by Fiat Chrysler Finance Europe S.A.

•	Repayment at maturity of bonds having a nominal value of €900 million and of €1,250 million originally issued by Fiat Chrysler Finance Europe S.A.

FCA US Secured Senior Notes
In May 2011, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, entered into the following secured senior notes:

•	secured senior notes due 2019 - issuance of $1,500 million (€1,235 million at December 31, 2014) of 8.0 percent secured senior notes due June 15, 2019; and

•	secured senior notes due 2021 - issuance of $1,700 million (€1,400 million at December 31, 2014) of 8.25 percent secured senior notes due June 15, 2021.
In February 2014, FCA US and certain of its U.S. subsidiaries, either as a co-issuer or guarantor, issued additional secured senior notes:

•
secured Senior Notes due 2019 - U.S.$1,375 million (€1,133 million at December 31, 2014) aggregate principal amount of 8.0 percent secured senior notes (collectively with the May 2011 issuance of the secured senior notes due 2019, the “2019 Notes”), due June 15, 2019, at an issue price of 108.25 percent of the aggregate principal amount; and

•
secured Senior Notes due 2021 - U.S.$1,380 million (€1,137 million at December 31, 2014) aggregate principal amount of 8.25 percent secured senior notes (collectively with the May 2011 issuance of the secured senior notes due 2021, the “2021 Notes”), due June 15, 2021 at an issue price of 110.50 percent of the aggregate principal amount.

The 2019 Notes and 2021 Notes are collectively referred to as the "Secured Senior Notes".
FCA US may redeem, at any time, all or any portion of the Secured Senior Notes on not less than 30 and not more than 60 days’ prior notice mailed to the holders of the Secured Senior Notes to be redeemed.
Prior to June 15, 2015, the 2019 Notes will be redeemable at a price equal to the principal amount of the 2019 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing the Secured Senior Notes. On and after June 15, 2015, the 2019 Notes are redeemable at redemption prices specified in the 2019 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.0 percent of the principal amount of the 2019 Notes being redeemed for the twelve months beginning June 15, 2015, decreasing to 102.0 percent for the twelve months beginning June 15, 2016 and to par on and after June 15, 2017.
Prior to June 15, 2016, the 2021 Notes will be redeemable at a price equal to the principal amount of the 2021 Notes being redeemed, plus accrued and unpaid interest to the date of redemption and a “make–whole” premium calculated under the indenture governing the Secured Senior Notes. On and after June 15, 2016, the 2021 Notes are redeemable at redemption prices specified in the 2021 Notes, plus accrued and unpaid interest to the date of redemption. The redemption price is initially 104.125 percent of the principal amount of the 2021 Notes being redeemed for the twelve months beginning June 15, 2016, decreasing to 102.750 percent for the twelve months beginning June 15, 2017, to 101.375 percent for the twelve months beginning June 15, 2018 and to par on and after June 15, 2019.
The indenture governing the Secured Senior Notes issued by FCA US includes affirmative covenants, including the reporting of financial results and other developments. The indenture also includes negative covenants which limit FCA US’s ability and, in certain instances, the ability of certain of its subsidiaries to, (i) pay dividends or make distributions of FCA US’s capital stock or repurchase FCA US’s capital stock; (ii) make restricted payments; (iii) create certain liens to secure indebtedness; (iv) enter into sale and leaseback transactions; (v) engage in transactions with affiliates; (vi) merge or consolidate with certain companies and (vii) transfer and sell assets. The indenture provides for customary events of default, including but not limited to, (i) non-payment; (ii) breach of covenants in the indenture; (iii) payment defaults or acceleration of other indebtedness; (iv) a failure to pay certain judgments and (v) certain events of bankruptcy, insolvency and reorganization. If certain events of default occur and are continuing, the trustee or the holders of at least 25.0 percent in aggregate of the principal amount of the Secured Senior Notes outstanding under one of the series may declare all of the notes of that series to be due and payable immediately, together with accrued interest, if any. As of December 31, 2014, FCA US was in compliance with all covenants.

Borrowings from banks
At December 31, 2014, Borrowings from banks includes €2,587 million (€2,119 million at December 31, 2013) outstanding, which includes accrued interest, on the U.S.$3,250 million (€2,677 million) tranche B term loan maturing May 24, 2017 of FCA US ("Tranche B Term Loan due 2017") and €1,421 million outstanding, which includes accrued interest, on the U.S.$1,750 million (€1,442 million) tranche B term loan maturing December 31, 2018 ("Tranche B Term Loan due 2018"). The revolving credit facility (described below) was undrawn at December 31, 2014. The Tranche B Term Loan due 2017, Tranche B Term Loan due 2018 and the revolving credit facility (described below), are collectively referred to as the "Senior Credit Facilities".
The Tranche B Term Loan due 2017 of FCA US consists of the existing U.S.$3.0 billion tranche B term loan (€2,471 million) that matures on May 24, 2017, (the "Original Tranche B Term Loan"), and an additional U.S.$250 million (€206 million at December 31, 2014) term loan entered into on February 7, 2014 under the Original Tranche B Term Loan that also matures on May 24, 2017, collectively the "Tranche B Term Loan due 2017". The outstanding principle amount of the Tranche B Term Loan due 2017 is payable in equal quarterly installments of U.S.$8.1 million (€6.7 million) commencing March 2014, with the remaining balance due at maturity in May 2017. The Original Tranche B Term Loan was re-priced in June and in December 2013 and subsequently, all amounts outstanding under Tranche B Term Loan due 2017 will bear interest, at FCA's option, at either a base rate plus 1.75 percent per annum or at LIBOR plus 2.75 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum. For the year ended December 31, 2014, interest was accrued based on LIBOR.
On February 7, 2014, FCA US entered into an agreement for the Tranche B Term Loan due 2018 for U.S.$1,750 million (€1,442 million). The outstanding principal amount for the Tranche B Term Loan due 2018 is payable in equal quarterly installments of U.S.$4.4 million (€3.6 million), commencing June 30, 2014, with the remaining balance due at maturity. The Tranche B Term Loan due 2018 bears interest, at FCA US’s option, either at a base rate plus 1.50 percent per annum or at LIBOR plus 2.5 percent per annum, subject to a base rate floor of 1.75 percent per annum or a LIBOR floor of 0.75 percent per annum.
FCA US may pre-pay, refinance or re-price the Tranche B Term Loan due 2017 and the Tranche B Term Loan due 2018 without premium or penalty. FCA US also has the option to extend the maturity date of all or a portion of the aforementioned term loans with the consent of the lenders.
At December 31, 2014, FCA US had a secured revolving credit facility (“Revolving Credit Facility”) amounting to US$1.3 billion (€1.1 billion), which remains undrawn and which matures in May 2016. All amounts outstanding under the Revolving Credit Facility bear interest, at the option of FCA US, either at a base rate plus 2.25 percent per annum or at LIBOR plus 3.25 percent per annum. Subject to the limitations in the credit agreements governing the Senior Credit Facilities (“Senior Credit Agreements”) and the indenture governing our Secured Senior Notes, FCA US has the option to increase the amount of the Revolving Credit Facility in an aggregate principal amount not to exceed U.S.$700 million (approximately €577 million) at December 31, 2014, subject to certain conditions.
The Senior Credit Agreements include a number of affirmative covenants, many of which are customary, including, but not limited to, the reporting of financial results and other developments, compliance with laws, payment of taxes, maintenance of insurance and similar requirements. The Senior Credit Agreements also include negative covenants, including but not limited to: (i) limitations on incurrence, repayment and prepayment of indebtedness; (ii) limitations on incurrence of liens; (iii) limitations on making certain payments; (iv) limitations on transactions with affiliates, swap agreements and sale and leaseback transactions; (v) limitations on fundamental changes, including certain asset sales and (vi) restrictions on certain subsidiary distributions. In addition, the Senior Credit Agreements require FCA US to maintain a minimum ratio of “borrowing base” to “covered debt” (as defined in the Senior Credit Agreements), as well as a minimum liquidity of US$3.0 billion (€2.5 billion), which includes any undrawn amounts on the Revolving Credit Facility.
The Senior Credit Agreements contain a number of events of default related to: (i) failure to make payments when due; (ii) failure to comply with covenants; (iii) breaches of representations and warranties; (iv) certain changes of control; (v) cross–default with certain other debt and hedging agreements and (vi) the failure to pay or post bond for certain material judgments. As of December 31, 2014, FCA US was in compliance with all covenants under the Senior Credit Agreements.

Medium/long term committed credit lines currently available to the treasury companies of the Group (excluding FCA US) amount to approximately €3.3 billion at December 31, 2014 (€3.2 billion at December 31, 2013), of which €2.1 billion related to the 3-year syndicated revolving credit line due in July 2016 that was undrawn at December 31, 2014 and at December 31, 2013. The €2.1 billion syndicated credit facility of the Group contains typical covenants for contracts of this type and size, such as financial covenants (Net Debt/EBITDA and EBITDA/Net Interest ratios related to industrial activities) and negative pledge, cross default and change of control clauses. The failure to comply with these covenants, in certain cases, if not suitably remedied, can lead to the requirement for early repayment of the outstanding loans. Similar covenants are included in the loans granted by the European Investment Bank for a total of €1.1 billion used to fund the Group’s investments and research and development costs. In addition, the above syndicated credit facility, currently includes limits on the ability to extend guarantees or loans to FCA US.
Additionally, the operating entities of the Group (excluding FCA US) have committed credit lines available, with residual maturity after twelve months, to fund scheduled investments, of which approximately €0.9 billion was undrawn at December 31, 2014 (€1.8 billion at December 31, 2013).
Payables represented by securities
At December 31, 2014, Group’s Payables represented by securities primarily included the unsecured Canadian Health Care Trust Notes totaling €651 million, including accrued interest, (€703 million at December 31, 2013, including accrued interest), which represents FCA US’s financial liability to the Canadian Health Care Trust arising from the settlement of its obligations for postretirement health care benefits for National Automobile, Aerospace, Transportation and General Workers Union of Canada “CAW” (now part of Unifor), which represented employees, retirees and dependents.
As described in more detail in Note 23, FCA issued aggregate notional amount of U.S.$2,875 million (€2,293 million) of Mandatory Convertible Securities on December 16, 2014. The obligation to pay coupons as required by the Mandatory Convertible Securities meets the definition of a financial liability as it is a contractual obligation to deliver cash to another entity. The fair value amount determined for the liability component at issuance of the Mandatory Convertible Securities was U.S.$419 million (€335 million) calculated as the present value of the coupon payments due less allocated transaction costs of U.S.$9 million (€7 million) that are accounted for as a debt discount. Subsequent to issuance, the financial liability for the coupon payments is accounted for at amortized cost. At December 31, 2014, the financial liability component was U.S.$420 million (€346 million).
At December 31, 2013 the item Payables represented by securities primarily related to the balance of FCA US's financial liability to the VEBA Trust (the "VEBA Trust Note") of €3,575 million including accrued interest. The VEBA Trust Note had been issued by FCA US in connection with the settlement of its obligations related to postretirement healthcare benefits for certain UAW retirees. The VEBA Trust Note had an implied interest rate of 9.0 percent and required annual payments of principal and interest through July 15, 2023. The proceeds of the February 7, 2014 issuances of the Secured Senior Notes were used to prepay all amounts outstanding of approximately $5.0 billion (€3.6 billion) under the VEBA Trust Note, which included a principal payment of $4,715 million (€3,473 million) and interest accrued through February 7, 2014. The $4,715 million (€3,473 million) principal payment consisted of $128 million (€94 million) of interest that was previously capitalized as additional debt with the remaining $4,587 million (€3,379 million) representing the original face value of the note.
Asset-backed financing
Asset-backed financing represents the amount of financing received through factoring transactions which do not meet IAS 39 derecognition requirements and are recognized as assets in the Consolidated statement of financial position under Current receivables and other current assets (Note 18). Asset-backed financing decreased by €287 million in 2014.
At December 31, 2014, debt secured by assets of the Group (excluding FCA US) amounts to €777 million (€432 million at December 31, 2013), of which €379 million (€386 million at December 31, 2013) was due to creditors for assets acquired under finance leases and the remaining amount mainly related to subsidized financing in Latin America. The total carrying amount of assets acting as security for loans amounts to €1,670 million at December 31, 2014 (€418 million at December 31, 2013).

At December 31, 2014, debt secured by assets of FCA US amounts to €9,881 million (€5,180 million at December 31, 2013), and includes €9,093 million (€4,448 million at December 31, 2013) relating to the Secured Senior Notes and the Senior Credit Facilities and €251 million (€165 million at December 31, 2013) due to creditors for assets acquired under finance leases and other debt and financial commitments for €537 million (€567 million at December 31, 2013).
In addition, at December 31, 2014 the Group’s assets include current receivables to settle Asset-backed financing of €469 million (€756 million at December 31, 2013).
Other debt
At December 31, 2014, payables for finance leases amount to €630 million and may be analyzed as follows:

	At December 31,
	2014					2013
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	114	209	188	243	754	82	151	133	270	636
Interest expense	(33)	(51)	(31)	(9)	(124)	(20)	(31)	(21)	(13)	(85)
Present value of minimum lease payments	81	158	157	234	630	62	120	112	257	551
At December 31, 2014, the Group (excluding FCA US) had outstanding financial lease agreements for certain Property, plant and equipment whose overall net carrying amount totals €383 million (€394 million at December 31, 2013) (Note 15). As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the Consolidated financial statements in accordance with IFRIC 4.
Restrictions in Relation to the Group's Interest in FCA US
The Group is subject to several restrictions that limit its ability to access and use assets or settle liabilities in relation to its interest in FCA US. Financing arrangements outstanding may limit the Group’s ability to allocate capital between Group entities or may restrict its ability to receive dividends or other restricted payments from FCA US. In particular, FCA’s existing syndicated credit facility currently imposes restrictions, with certain exceptions, that limit FCA’s capability to extend guarantees or loans to FCA US, or subscribe equity to FCA US.
FCA US’s Senior Credit Facilities, are secured by a senior priority security interest in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, subject to certain exceptions. The collateral includes 100.0 percent of the equity interests in FCA US's U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. In addition, FCA US’s Secured Senior Notes are secured by security interests junior to the Senior Credit Facilities in substantially all of FCA US’s assets and the assets of its U.S. subsidiary guarantors, including 100.0 percent of the equity interests in FCA US’s U.S. subsidiaries and 65.0 percent of the equity interests in certain of its non-U.S. subsidiaries held directly by FCA US and its U.S. subsidiary guarantors. In addition, these debt instruments include covenants that restrict FCA US’s ability to make certain distributions or purchase or redeem its capital stock, prepay certain other debt, encumber assets, incur or guarantee additional indebtedness, incur liens, transfer and sell assets or engage in certain business combinations, enter into certain transactions with affiliates or undertake various other business activities as well as the requirement to maintain borrowing base collateral coverage and a minimum liquidity threshold. While the Senior Credit Facilities and Secured Senior Notes are outstanding, further distributions to FCA US will be limited to 50.0 percent of FCA US’s consolidated net income (as defined in the agreements) from January 2012, less the amount of the January 2014 distribution that was used to pay the VEBA Trust for the acquisition of the remaining 41.5 percent interest in FCA US not previously owned by FCA.

(28) Trade payables
Trade payables due within one year of €19,854 million at December 31, 2014 increased by €2,647 million from December 31, 2013. Excluding the foreign exchange translation effects, the increase of Trade payables amounted to €1,512 million and mainly related to the increased production in the NAFTA and EMEA segments as a result of increased consumer demand for our vehicles and increased capital expenditures.
(29) Other current liabilities
Other current liabilities consisted of the following:

	At December 31,
	2014	2013
	(€ million)
Advances on buy-back agreements	2,571	1,583
Indirect tax payables	1,495	1,304
Accrued expenses and deferred income	2,992	2,370
Payables to personnel	932	781
Social security payables	338	349
Amounts due to customers for contract work	252	209
Other	2,915	2,367
Total Other current liabilities	11,495	8,963
An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date was as follows:

	At December 31,
	2014				2013
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Total Other current liabilities (excluding Accrued expenses and deferred income)	7,248	1,230	25	8,503	5,731	840	22	6,593
Advances on buy-back agreements refers to buy-back agreements entered into by the Group and includes the price received for the product recognized as an advance at the date of the sale, and subsequently, the repurchase price and the remaining lease installments yet to be recognized.
Indirect tax payables includes taxes on commercial transactions accrued by the Brazilian subsidiary, FIASA, for which the company (as well as a number of important industrial groups which operate in Brazil) is awaiting the decision by the Supreme Court regarding its claim alleging double taxation. In March 2007, FIASA received a preliminary trial court decision allowing the payment of such tax on a taxable base consistent with the Group’s position. Since it is a preliminary decision and the amount may be required to be paid to the tax authorities at any time, the difference between the tax payments as preliminary allowed and the full amount determined as required by the legislation still in force is recognized as a current liability due between one and five years. Timing for the Supreme Court decision is not predictable.
Included within Other current liabilities is the outstanding obligation of €417 million arising from the MOU signed by FCA US and the UAW. For further information on the MOU refer to the section —Acquisition of the remaining ownership interest in FCA US.
Deferred income includes the revenues not yet recognized in relation to separately-priced extended warranties and service contracts offered by FCA US. These revenues will be recognized in the Consolidated income statement over the contract period in proportion to the costs expected to be incurred based on historical information.

(30) Fair Value Measurement
IFRS 13 - Fair Value Measurement establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
Levels used in the hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the assets and liabilities.
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014:

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income/(loss)	(16)	110	14	—	124
Other non-current securities	(16)	45	—	22	67
Current securities available-for-sale	(19)	30	—	—	30
Financial assets at fair value held-for-trading:
Current investments		36	—	—	36
Current securities held for trading	(19)	180	—	—	180
Other financial assets	(20)	38	473	4	515
Cash and cash equivalents	(21)	20,804	2,036	—	22,840
Total Assets		21,243	2,523	26	23,792
Other financial liabilities	(20)	—	740	8	748
Total Liabilities		—	740	8	748
In 2014, there were no transfers between Levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivatives financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which primarily consist of bank current accounts and time deposits, certificates of deposit, commercial paper, bankers’ acceptances and money market funds, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (represented in level 2).
The following table provides a reconciliation for the changes in items measured at fair value and categorized as Level 3 in 2014:

	Other non- current securities	Other financial assets/(liabilities)
	(€ million)
At December 31, 2013	12	2
Gains/(Losses) recognized in Consolidated income statement	—	16
Gains/(Losses) recognized in Other comprehensive income/loss	—	(8)
Issues/Settlements	10	(14)
At December 31, 2014	22	(4)
The gains/losses included in the Consolidated income statement are recognized in Cost of sales for €16 million. The gains and losses recognized in Other comprehensive income/(loss) have been included in Gains/(losses) on cash flow hedging instruments for €8 million.
Assets and liabilities not measured at fair value on recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of Current receivables and Other current assets and of Trade payables and Other current liabilities approximates their fair value.
Refer to Note 23 and Note 27 for a detailed discussion of the allocation of the fair value of the liability component of the Mandatory Convertible Securities issued by FCA in December 2014.
Refer to section —Acquisition of the remaining ownership interest in FCA US for a discussion of the residual value methodology used to determine the fair values of the acquired elements in connection with the transactions under the Equity Recapture Agreement and MOU.

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At December 31,
		2014		2013
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		2,313	2,312	2,286	2,290
Retail financing		1,039	1,032	970	957
Finance lease		349	351	297	296
Other receivables from financing activities		142	142	118	118
Receivables from financing activities	(18)	3,843	3,837	3,671	3,661
Asset backed financing		469	469	756	756
Bonds		17,648	18,794	14,466	15,464
Other debt		15,607	15,685	15,061	15,180
Debt	(27)	33,724	34,948	30,283	31,400
The fair values of Receivables from financing activities, which are categorized within the Level 3 of the fair value hierarchy, have been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Bonds that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Bonds for which such prices are not available (valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities), which are primarily the FCA US Secured Senior Notes (i.e. the 2019 Notes and 2021 Notes), are categorized as Level 2. At December 31, 2014, €13,433 million and €5,361 million of Bonds were classified within Level 1 and Level 2, respectively.
The fair value of Other debt included in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3 of the fair value hierarchy. At December 31, 2014, €13,144 million and €2,541 million of Other Debt were classified within Level 2 and Level 3, respectively.
(31) Related Party Transactions
Pursuant to IAS 24 - Related Party Disclosures, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties include companies belonging to the Exor group (the largest shareholder of FCA through its 29.25 percent common shares shareholding interest and 44.37 percent voting power at December 31, 2014) who also purchased U.S.$886 million (€730 million) in aggregate notional amount of mandatory convertible securities that were issued in December 2014 (Note 23). Related parties also include CNHI and other unconsolidated subsidiaries, associates or joint ventures of the Group. In addition, at December 31, 2014, members of the FCA Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties, on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with unconsolidated subsidiaries, joint ventures, associates and other related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; these transactions primarily relate to:

•	the sale of motor vehicles to the joint ventures Tofas and FCA Bank leasing and renting subsidiaries;

•
the sale of engines, other components and production systems and the purchase of commercial vehicles with the joint operation Sevel S.p.A. Amounts reflected in the tables below represents amounts for FCA's 50.0 percent interest in 2012 and in 2013 when the interest in Sevel was accounted for as a joint operation;

•	the sale of engines, other components and production systems to companies of CNHI;

•
the provision of services and the sale of goods with the joint operation Fiat India Automobiles Limited. Amounts reflected in the tables below represents amounts for FCA's 50.0 percent interest from 2012 when the entity became a joint operation;

•	the provision of services and the sale of goods to the joint venture GAC Fiat Chrysler Automobiles Co. Ltd;

•	the provision of services (accounting, payroll, tax administration, information technology, purchasing and security) to the companies of CNHI;

•	the purchase of commercial vehicles from the joint venture Tofas;

•	the purchase of engines from the VM Motori group in 2012 and in the first half of 2013;

•	the purchase of commercial vehicles under contract manufacturing agreement from CNHI.
The most significant financial transactions with related parties generated Receivables from financing activities of the Group’s financial services companies from joint ventures and Asset-backed financing relating to amounts due to FCA Bank for the sale of receivables which do not qualify for derecognition under IAS 39 – Financial Instruments: Recognition and Measurement. At December 31, 2014 and at December 31, 2013, Receivables from financing activities due from related parties also included receivables due from CNHI mainly arising from customer factoring provided by the Group’s financial services companies. On the other hand, Debt due to related parties included certain balances due to CNHI, mainly relating to factoring and dealer financing in Latin America.
In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.

The amounts of the transactions with related parties recognized in the Consolidated income statement were as follows:

	For the years ended December 31,
	2014				2013				2012
	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)	Net Revenues	Cost of sales	Selling, general and adminis- trative costs	Financial income/ (expenses)
	(€ million)
Tofas	1,247	1,189	1	—	1,145	1,287	3	—	1,115	1,227	4	—
Sevel S.p.A.	274	—	4	—	237	—	3	—	235	—	—	—
FCA Bank	276	10	7	(29)	223	62	10	(24)	200	82	12	(28)
GAC Fiat Automobiles Co Ltd	153	—	—	—	144	—	1	—	150	—	—	—
Fiat India Automobiles Limited	17	—	—	—	14	—	2	1	19	—	1	—
Société Européenne de Véhicules Légers du Nord- Sevelnord Société Anonyme(*)	—	—	—	—	—	—	—	—	24	218	—	—
VM Motori Group	—	—	—	—	—	121	—	—	—	215	—	—
Other	18	22	—	—	7	6	—	—	6	4	—	—
Total joint arrangements	1,985	1,221	12	(29)	1,770	1,476	19	(23)	1,749	1,746	17	(28)
To-dis S.r.l.	46	2	—	—	48	4	—	—	48	2	—	—
Arab American Vehicles Company S.A.E.	28	—	—	—	15	—	—	—	24	—	—	—
Other	28	—	6	—	7	—	5	—	6	1	7	—
Total associates	102	2	6	—	70	4	5	—	78	3	7	—
CNHI	602	492	—	—	703	500	—	—	676	452	1	—
Directors, Statutory Auditors and Key Management	—	—	89	—	—	—	49	—	—	—	57	—
Other	—	4	20	—	—	24	13	—	1	36	7	—
Total CNHI, Directors and others	602	496	109	—	703	524	62	—	677	488	65	—
Total unconsolidated subsidiaries	52	7	21	(1)	45	15	28	1	38	99	27	3
Total transactions with related parties	2,741	1,726	148	(30)	2,588	2,019	114	(22)	2,542	2,336	116	(25)

Total for the Group	96,090	83,146	7,084	(2,047)	86,624	74,326	6,702	(1,987)	83,765	71,473	6,775	(1,910)
(*) At December 31, 2012, the Investment was classified as Asset held for sale, then transferred at the beginning of the 2013.

Non-financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2014				2013
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Tofas	48	160	—	1	50	232	—	—
FCA Bank	65	234	6	92	49	165	1	93
GAC Fiat Automobiles Co Ltd	48	20	—	1	35	3	—	5
Sevel S.p.A.	12	—	—	4	10	—	2	5
Fiat India Automobiles Limited	2	2	—	—	5	1	—	—
Other	9	2	—	—	5	1	1	—
Total joint arrangements	184	418	6	98	154	402	4	103
Arab American Vehicles Company S.A.E.	16	9	—	—	9	3	—	—
Other	22	4	—	23	13	3	—	25
Total associates	38	13	—	23	22	6	—	25
CNHI	49	24	23	8	48	51	24	13
Directors, Statutory Auditors and Key Management	—	—	—	—	—	—	—	17
Other	—	7	—	—	—	7	—	1
Total CNHI, Directors and others	49	31	23	8	48	58	24	31
Total unconsolidated subsidiaries	31	13	2	2	39	24	4	1
Total originating from related parties	302	475	31	131	263	490	32	160
Total for the Group	2,564	19,854	2,761	11,495	2,544	17,207	2,323	8,963
Financial assets and liabilities originating from related party transactions were as follows:

	At December 31,
	2014			2013
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
FCA Bank	73	100	4	54	85	270
Tofas	39	—	—	—	—	—
Sevel S.p.A.	5	—	13	14	—	10
Other	8	—	—	18	—	—
Total joint arrangements	125	100	17	86	85	280
Global Engine Alliance LLC	—	—	—	—	—	—
Other	7	—	—	7	—	—
Total associates	7	—	—	7	—	—
Total CNHI	6	—	—	18	—	53
Total unconsolidated subsidiaries	24	—	30	38	—	20
Total originating from related parties	162	100	47	149	85	353
Total for the Group	3,843	469	33,255	3,671	756	29,527

Commitments and Guarantees pledged in favor of related parties
Guarantees pledged in favor of related parties were as follows:

	At December 31,
	2014	2013
	(€ million)
Joint ventures	11	6
Other related parties and CNHI	—	—
Unconsolidated subsidiaries	1	9
Total related parties guarantees	12	15
In addition, at December 31, 2014 and 2013, the Group had commitments for constitution, acquisition agreements and capital increases in respect of Joint ventures for €3 million and €10 million, respectively. Additionally, with reference to its interest in the joint venture Tofas, the Group had a take or pay commitment whose future minimum expected obligations as of December 31, 2014 were as follows:

(€ million)
2015	82
2016	82
2017	85
2018	85
2019	80
2020 and thereafter	13
Emoluments to Directors, Statutory Auditors and Key Management
The fees of the Directors and Statutory Auditors of the Group for carrying out their respective functions, including those in other consolidated companies, were as follows:

	For the years ended December 31,
	2014	2013	2012
	(€ thousand)
Directors (a)	14,305	18,912	22,780
Statutory auditors of Fiat	186	230	229
Total emoluments	14,491	19,142	23,009
(a)    This amount includes the notional compensation cost arising from stock grants granted to the Chief Executive Officer.
Additionally to the fees reported in the table above, in 2014 the Chief Executive Officer received a cash award of €24.7 million and was assigned a €12 million post-mandate award as a recognition he was instrumental in major strategic and financial accomplishments for the Group. Most notably, through his vision and guidance, FCA was formed, creating enormous value for the Company, its shareholders and stakeholders.
In 2014, Ferrari S.p.A. booked a cost of €15 million in connection with the resignation of Mr. Luca Cordero di Montezemolo, as Chairman of Ferrari S.p.A., former Director of Fiat.
The aggregate compensation payable to executives with strategic responsibilities was approximately €23 million for 2014 (€30 million in 2013 and €34 million in 2012). This is inclusive of the following:

•	an amount of approximately €9 million in 2014 (approximately €15 million in 2013 and approximately €19 million in 2012) for short-term employee benefits;

•	an amount of €2 million in 2014 (€3 million in 2013 and €5 million in 2012) as the FCA’s contribution to State and employer defined contribution pension funds;

•	an amount of approximately €0 million in 2014 (€1 million in 2013 and approximately €0 million in 2012) for termination benefits.
(32) Explanatory Notes to the Consolidated Statement of Cash Flows
The Consolidated statement of cash flows sets out changes in Cash and cash equivalents during the year. As required by IAS 7 – Statement of cash flows, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.
Cash flows provided by operating activities are mostly derived from the Group’s industrial activities.
The cash flows generated by the sale of vehicles under buy-back commitments and GDP vehicles, net of the amounts included in Profit/(loss) for the year, are included under operating activities in a single line item which includes changes in working capital arising from these transactions.
For the year ended December 31, 2014, Other non-cash items of €352 million mainly included (i) €381 million related to the non-cash portion of the expense recognized in connection with the execution of the UAW MOU entered into by FCA US on January 21, 2014, as described in the section —Acquisition of the remaining ownership interest in FCA US, and (ii) €98 million remeasurement charge recognized as a result of the Group's change in the exchange rate used to remeasure its Venezuelan subsidiary’s net monetary assets in U.S. Dollars (Note 8) (reported, for the effect on cash and cash equivalents, within “Translation exchange differences”) which were partially offset by (iii) the non-taxable gain of €223 million on the remeasurement to fair value of the previously exercised options on approximately 10 percent of FCA US’s membership interest in connection with the Equity Purchase Agreement described above in the section —Acquisition of the remaining ownership interest in FCA US.
For the year ended December 31, 2013, Other non-cash items of €535 million mainly included €336 million impairment losses on tangible and intangible assets, €59 million loss related to the devaluation of the official exchange rate of the VEF relative to the U.S.$ (Note 8) and €56 million write-off of the book value of the Equity Recapture Agreement Right. For 2012, Other non-cash items of €582 million mainly included impairment losses on fixed assets, the share of the net profit and loss of equity method investees and the effect of €515 million related to the adjustment of the Consolidated income statement for 2012 following the retrospective adoption of IAS 19 revised from January 1, 2013, as if the amendment had always been applied.
Change in working capital generated cash of €965 million for the year ended December 31, 2014 primarily driven by (a) €1,495 million increase in trade payables, mainly related to increased production in EMEA and NAFTA as a result of increased consumer demand for vehicles, and increased capital expenditure, (b) €123 million decrease in trade receivables in addition to (c) €21 million increase in net other current assets and liabilities, which were partially offset by (d) €674 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2014 compared to December 31, 2013, in part driven by higher production levels in late 2014 to meet anticipated consumer demand in the NAFTA, EMEA and Maserati segments.
Change in working capital generated cash of €1,410 million for the year ended December 31, 2013 primarily driven by (a) €1,328 million increase in trade payables, mainly related to increased production in NAFTA as a result of increased consumer demand for vehicles, and increased production for Maserati and Ferrari (b) €817 million in net other current assets and liabilities, mainly related to increases in accrued expenses and deferred income as well as indirect taxes payables, (c) €213 million decrease in trade receivables, principally due to the contraction of sales volumes in the EMEA and LATAM segments which were partially offset by (d) €948 million increase in inventory (net of vehicles sold under buy-back commitments), mainly related to increased finished vehicle and work in process levels at December 31, 2013 compared to December 31, 2012, in part driven by higher production levels in late 2013 to meet anticipated consumer demand in the NAFTA, APAC, Maserati and Ferrari segments.

Change in working capital generated cash of €689 million for the year ended December 31, 2012 primarily driven by (a) €506 million increase in trade payables, mainly related to increased production in response to increased consumer demand of vehicles especially in the NAFTA and APAC segments, partially offset by reduced production and sales levels in the EMEA segment, (b) €961 million in other current assets and liabilities, primarily due to increases in accrued expenses, deferred income and taxes which were partially offset by (c) €572 million increase in inventory (net of vehicles sold under buy-back commitments), primarily due to increased finished vehicle and work in process levels at December 31, 2012 versus December 31, 2011, driven by an increase in vehicle inventory levels in order to support consumer demand in the NAFTA and APAC segments and (d) €206 million increase in trade receivables, primarily due to an increase in receivables from third party international dealers and distributors due to increased sales at the end of 2012 as compared to 2011 due to consumer demand.
Cash flows for income tax payments net of refunds amount to €542 million in 2014 (€429 million in 2013 and €475 million in 2012).
In 2014, net cash provided by financing activities was €2,137 million and was primarily the result of:

•
net proceeds from the issuance of the Mandatory Convertible Securities of €2,245 million, and the net proceeds from the offering of the total 100 million common shares (65 million ordinary shares and 35 million of treasury shares) of €849 million;

•
proceeds from bond issuances for a total amount of €4,629 million which includes (a) €2,556 million of notes issued as part of the GMTN Program and (b) €2,073 million (for a total face value of U.S.$2,755 million) of Secured Senior Notes issued by FCA US to facilitate the repayment of the VEBA Trust Note (see Note 27);

•
proceeds from new medium-term borrowings for a total of €4,876 million, which include (a) the incremental term loan entered into by FCA US of U.S.$250 million (€181 million) under its existing tranche B term loan facility and (b) the new U.S.$1,750 million tranche B (€1.3 billion), issued under a new term loan credit facility entered into by FCA US as part of the refinancing transaction to facilitate repayment of the VEBA Trust Note, and new medium term borrowing in Brazil; and

•	a positive net contribution of €548 million from the net change in other financial payables and other financial assets/liabilities
These positive items, were partially offset by:

•
the cash payment to the VEBA Trust for the acquisition of the remaining 41.5 percent ownership interest in FCA US held by the VEBA Trust equal to U.S.$3,650 million (€2,691 million) and U.S.$60 million (€45 million) of tax distribution by FCA US to cover the VEBA Trust’s tax obligation. The special distribution by FCA US and the cash payment by FCA NA for an aggregate amount of €2,691 million is classified as acquisition of non-controlling interest on the Consolidated statement of cash flows while the tax distribution (€45 million) is classified separately (see Acquisition of the Remaining Ownership Interest in FCA US section above),

•
payment of medium-term borrowings for a total of €5,838 million, mainly related to the prepayment of all amounts under the VEBA Trust Note amounting to approximately U.S.$5 billion (€3.6 billion), including accrued and unpaid interest, and repayment of medium term borrowings primarily in Brazil;

•	the repayment on maturity of notes issued under the GMTN Program, for a total principal amount of €2,150 million; and

•	the net cash disbursement of €417 million for the exercise of cash exit rights in connection with the Merger.

In 2013, net cash provided by financing activities was €3,136 million and was primarily the result of:

•	proceeds from bond issuances for a total amount of €2,866 million, relating to notes issued as part of the GMTN Program;

•
the repayment on maturity of notes issued under the GMTN Program in 2006, for a total principal amount of €1 billion; proceeds from new medium-term borrowings for a total of €3,188 million, which mainly include (a) medium term borrowings in Brazil, (b) €400 million loan granted by the European Investment Bank in order to fund the Group's investments and research and development costs in Europe and (c) €595 million (U.S.$790 million) related to the amendments and re-pricings in 2013 of the U.S.$3.0 billion tranche B term loan which matures May 24, 2017 and the Revolving Credit Facility.

•
repayment of medium-term borrowings on their maturity for a total of €2,258 million including the €595 million (U.S.$790 million) relating to the amendments and re-pricings of the Senior Credit Facilities; and

•	a positive net contribution of €677 million from the net change in other financial payables and other financial assets/liabilities.
Interest of €2,054 million in 2014 (€1,832 million in 2013 and €1,951 million in 2012) was paid and interest of €441 million (€398 million in 2013 and €647 million in 2012) was received in 2014. Amounts indicated are inclusive of interest rate differentials paid or received on interest rate derivatives.
(33) Guarantees Granted, Commitments and Contingent Liabilities
Guarantees granted
At December 31, 2014, the Group had pledged guarantees on the debt or commitments of third parties totaling €27 million (€31 million at December 31, 2013), as well as guarantees of €12 million on related party debt (€15 million at December 31, 2013).
SCUSA Private-Label Financing Agreement
In February 2013, FCA US had entered into a private-label financing agreement with Santander Consumer USA Inc. (“SCUSA”), an affiliate of Banco Santander (the “SCUSA Agreement”). The new financing arrangement launched on May 1, 2013. Under the SCUSA Agreement, SCUSA provides a wide range of wholesale and retail financing services to FCA US's dealers and consumers in accordance with its usual and customary lending standards, under the Chrysler Capital brand name. The financing services include credit lines to finance dealers’ acquisition of vehicles and other products that FCA US sells or distributes, retail loans and leases to finance consumer acquisitions of new and used vehicles at independent dealerships, financing for commercial and fleet customers, and ancillary services. In addition, SCUSA will work with dealers to offer them construction loans, real estate loans, working capital loans and revolving lines of credit.
The SCUSA Agreement has a ten-year term from February 2013, subject to early termination in certain circumstances, including the failure by a party to comply with certain of its ongoing obligations under the SCUSA Agreement. In accordance with the terms of the agreement, SCUSA provided an upfront, nonrefundable payment of €109 million (U.S.$150 million) in May 2013, which was recognized as deferred revenue and is amortized over ten years. As of December 31, 2014, €103 million (U.S. $125 million) remained in deferred revenue.
From time to time, FCA US works with certain lenders to subsidize interest rates or cash payments at the inception of a financing arrangement to incentivize customers to purchase its vehicles, a practice known as “subvention.” FCA US has provided SCUSA with limited exclusivity rights to participate in specified minimum percentages of certain of its retail financing rate subvention programs. SCUSA has committed to certain revenue sharing arrangements, as well as to consider future revenue sharing opportunities. SCUSA bears the risk of loss on loans contemplated by the SCUSA Agreement. The parties share in any residual gains and losses in respect of consumer leases, subject to specific provisions in the SCUSA Agreement, including limitations on FCA US participation in gains and losses.

Ally Auto Finance Operating Agreement and Repurchase Obligations
In April 2013, the Auto Finance Operating Agreement between FCA US and Ally Financial Inc. (“Ally”), referred as the “Ally Agreement”, was terminated. Notwithstanding the termination of the Ally Agreement, Ally will continue to provide wholesale and retail financing to FCA US's dealers and retail customers in the U.S. in accordance with its usual and customary lending standards. Dealers and retail customers also obtain funding from other financing sources.
In accordance with the terms of the Ally Agreement, FCA US remained obligated for one year to repurchase Ally-financed U.S. dealer inventory that was acquired on or before April 30, 2013, upon certain triggering events and with certain exceptions, in the event of an actual or constructive termination of a dealer’s franchise agreement, including in certain circumstances when Ally forecloses on all assets of a dealer securing financing provided by Ally. These obligations excluded vehicles that had been damaged or altered, that were missing equipment or that had excessive mileage or an original invoice date that was more than one year prior to the repurchase date. As of May 1, 2014, FCA US was no longer obligated to repurchase dealer inventory acquired and financed by Ally prior to April 30, 2013.
Other Repurchase Obligations
In accordance with the terms of other wholesale financing arrangements in Mexico, FCA US is required to repurchase dealer inventory financed under these arrangements, upon certain triggering events and with certain exceptions, including in the event of an actual or constructive termination of a dealer’s franchise agreement. These obligations exclude certain vehicles including, but not limited to, vehicles that have been damaged or altered, that are missing equipment or that have excessive mileage or an original invoice date that is more than one year prior to the repurchase date.
As of December 31, 2014, the maximum potential amount of future payments required to be made in accordance with these other wholesale financing arrangements was approximately €258 million (U.S$313 million) and was based on the aggregate repurchase value of eligible vehicles financed through such arrangements in the respective dealer’s stock. If vehicles are required to be repurchased through such arrangements, the total exposure would be reduced to the extent the vehicles can be resold to another dealer. The fair value of the guarantee was less than €0.1 million at December 31, 2014, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. These estimates are based on historical experience.
Arrangements with Key Suppliers
From time to time, in the ordinary course of our business, the Group enters into various arrangements with key third party suppliers in order to establish strategic and technological advantages. A limited number of these arrangements contain unconditional purchase obligations to purchase a fixed or minimum quantity of goods and/or services with fixed and determinable price provisions. Future minimum purchase obligations under these arrangements as of December 31, 2014 were as follows:

(€ million)
2015	355
2016	301
2017	222
2018	215
2019	84
2020 and thereafter	168

Other commitments and important contractual rights
The Group has commitments and rights deriving from outstanding agreements which are summarized below.
Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA ("PSA"), the Group is party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group will have the right to acquire the residual interest in the Joint operation Sevel with effect from December 31, 2017.
Operating lease contracts
The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. At December 31, 2014, the total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31, 2014
	Due within one year	Due between one and three years	Due between three and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease agreements	161	263	173	218	815
During 2014, the Group recognized lease payments expenses of €195 million (€199 million in 2013).
Contingent liabilities
As a global group with a diverse business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters, dealer and supplier relationships and intellectual property rights. The outcome of any proceedings cannot be predicted with certainty. These proceedings seek recovery for damage to property, personal injuries and in some cases include a claim for exemplary or punitive damage. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group’s financial position and results.
At December 31, 2014, contingent liabilities estimated by the Group for which no provisions have been recognized since an outflow of resources is not considered to be probable and contingent liabilities for which a reliable estimate can be made amount to approximately €100 million at December 31, 2014 and 2013. Furthermore, contingent assets and expected reimbursement in connection with these contingent liabilities for approximately €10 million (€12 million at December 31, 2013) have been estimated but not recognized. The Group will recognize the related amounts when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and the amounts can be reliably estimated.
Furthermore, in connection with significant asset divestitures carried out in prior years, the Group provided indemnities to purchasers with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These liabilities refer principally to potential liabilities arising from possible breaches of representations and warranties provided in the contracts and, in certain instances, environmental or tax matters, generally for a limited period of time. At December 31, 2014, potential obligations with respect to these indemnities were approximately €240 million at December 31, 2014 and 2013. At December 31, 2014 provisions of €58 million (€62 million December 31, 2013) have been made related to these obligations which are classified as Other provisions. The Group has provided certain other indemnifications that do not limit potential payment and as such, it was not possible to estimate the maximum amount of potential future payments that could result from claims made under these indemnities.
(34) Segment Reporting
The segments, as defined in the section —Segment reporting, reflect the components of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance.

Transactions among car mass-market brand segments generally are presented on a “where-sold” basis, which reflects the profit/(loss) on the ultimate sale to the external customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. For the segments which also provide financial services activities, revenues and costs also include interest income and expense and other financial income and expense arising from those activities.
Revenues and EBIT of the other segments, aside from the car mass-market segments, are those directly generated by or attributable to the segment as the result of its usual business activities and include revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices. For the Ferrari and the Maserati segments, which also provide financial services activities, revenues and costs include interest income and expense, and other financial income and expense arising from those activities.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8, the Unallocated items and adjustments include consolidation adjustments and eliminations in addition to financial income and expense and income taxes that are not attributable to the performance of the segments and are subject to separate assessment by the chief operating decision maker.
EBIT is the measure used by the chief operating decision maker to assess performance of and allocate resources to our operating segments. Operating assets are not included in the data reviewed by the chief operating decision make, and as a result and as permitted by IFRS 8, the related information is not provided.
Details of the Consolidated income statement by segment for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Car Mass-Market brands
2014	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	52,452	8,629	6,259	18,020	2,762	2,767	8,619	831	(4,249)	96,090
Revenues from transactions with other segments	(271)	(100)	(10)	(589)	(264)	(7)	(2,559)	(449)	4,249	—
Revenues from external customers	52,181	8,529	6,249	17,431	2,498	2,760	6,060	382	—	96,090
Profit/(loss) from investments	1	—	(50)	167	—	—	7	6	0	131
Unusual income/(expenses)*	(504)	(112)	0	4	(15)	0	(20)	7	212	(428)
EBIT	1,647	177	537	(109)	389	275	260	(114)	161	3,223
Net financial income/(expenses)										(2,047)
Profit before taxes										1,176
Tax (income)/expenses										544
Profit										632
______________________________
(*)    Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)

	Car Mass-Market brands
2013	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
	(€ million)
Revenues	45,777	9,973	4,668	17,335	2,335	1,659	8,080	929	(4,132)	86,624
Revenues from transactions with other segments	(173)	(100)	(2)	(641)	(198)	(20)	(2,544)	(454)	4,132	—
Revenues from external customers	45,604	9,873	4,666	16,694	2,137	1,639	5,536	475	—	86,624
Profit/(loss) from investments	(1)		(46)	141			5	(13)	(2)	84
Unusual income/(expenses)*	71	(127)	(1)	(195)		(65)	(60)	(87)	(55)	(519)
EBIT	2,290	492	335	(506)	364	106	146	(167)	(58)	3,002
Net financial income/(expenses)										(1,987)
Profit before taxes										1,015
Tax (income)/expenses										(936)
Profit										1,951
______________________________
(*)    Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)

	Car Mass-Market brands
2012	NAFTA	LATAM	APAC	EMEA	Ferrari	Maserati	Components	Other activities	Unallocated items & adjustments	FCA
(€ million)
Revenues	43,521	11,062	3,173	17,717	2,225	755	8,030	979	(3,697)	83,765
Revenues from transactions with other segments	(27)	(89)	(2)	(544)	(82)	(11)	(2,489)	(453)	3,697	—
Revenues from external customers	43,494	10,973	3,171	17,173	2,143	744	5,541	526	—	83,765
Profit/(loss) from investments	—		(20)	157			2	(52)	—	87
Unusual income/(expenses)*	48	(31)		(194)			(11)	(12)	(44)	(244)
EBIT	2,491	1,025	274	(725)	335	57	165	(149)	(39)	3,434
Net financial income/(expenses)										(1,910)
Profit before taxes										1,524
Tax (income)/expenses										628
Profit										896
______________________________
(*)    Includes Gains and (losses) on the disposal of investments, Restructuring costs/(income) and other unusual income/(expenses)
Unallocated items, and in particular financial income/(expenses), are not attributed to the segments as they do not fall under the scope of their operational responsibilities and are therefore assessed separately. These items arise from the management of treasury assets and liabilities by the treasuries of FCA and FCA US, which work independently and separately within the Group.
Information about geographical area

	At December 31,
	2014	2013
	(€ million)
Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets) in:
North America	30,539	26,689
Italy	11,538	10,710
Brazil	4,638	2,955
Poland	1,183	1,277
Serbia	882	1,007
Other countries	2,129	1,848
Total Non-current assets (excluding financial assets, deferred tax assets and post-employment benefits assets)	50,909	44,486

(35) Qualitative and Quantitative Information on Financial Risks
The Group is exposed to the following financial risks connected with its operations:

•	credit risk, arising both from its normal commercial relations with final customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•
financial market risk (principally relating to exchange rates, interest rates and commodity prices), since the Group operates at an international level in different currencies and uses financial instruments which generate interests. The Group is also exposed to the risk of changes in the price of certain commodities and of certain listed shares.

These risks could significantly affect the Group’s financial position and results, and for this reason the Group systematically identifies, and monitors these risks, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with established risk management policies.
Financial instruments held by the funds that manage pension plan assets are not included in this analysis (see Note 25).
The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group. The quantitative data reported in the following does not have any predictive value, in particular the sensitivity analysis on finance market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Credit risk
Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty.
The Group’s credit risk differs in relation to the activities carried out. In particular, dealer financing and operating and financial lease activities that are carried out through the Group’s financial services companies are exposed both to the direct risk of default and the deterioration of the creditworthiness of the counterparty, while the sale of vehicles and spare parts is mostly exposed to the direct risk of default of the counterparty. These risks are however mitigated by the fact that collection exposure is spread across a large number of counterparties and customers.
Overall, the credit risk regarding the Group’s trade receivables and receivables from financing activities is concentrated in the European Union, Latin America and North American markets.
In order to test for impairment, significant receivables from corporate customers and receivables for which collectability is at risk are assessed individually, while receivables from end customers or small business customers are grouped into homogeneous risk categories. A receivable is considered impaired when there is objective evidence that the Group will be unable to collect all amounts due specified in the contractual terms. Objective evidence may be provided by the following factors: significant financial difficulties of the counterparty, the probability that the counterparty will be involved in an insolvency procedure or will default on its installment payments, the restructuring or renegotiation of open items with the counterparty, changes in the payment status of one or more debtors included in a specific risk category and other contractual breaches. The calculation of the amount of the impairment loss is based on the risk of default by the counterparty, which is determined by taking into account all the information available as to the customer’s solvency, the fair value of any guarantees received for the receivable and the Group’s historical experience.
The maximum credit risk to which the Group is theoretically exposed at December 31, 2014 is represented by the carrying amounts of financial assets in the financial statements and the nominal value of the guarantees provided on liabilities and commitments to third parties as discussed in Note 33.

Dealers and final customers for which the Group provides financing are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted. These guarantees are further strengthened where possible by reserve of title clauses on financed vehicle sales to the sales network made by Group financial service companies and on vehicles assigned under finance and operating lease agreements.
Receivables for financing activities amounting to €3,843 million at December 31, 2014 (€3,671 million at December 31, 2013) contain balances totaling €3 million (€21 million at December 31, 2013), which have been written down on an individual basis. Of the remainder, balances totaling €71 million are past due by up to one month (€72 million at December 31, 2013), while balances totaling €31 million are past due by more than one month (€23 million at December 31, 2013). In the event of installment payments, even if only one installment is overdue, the entire receivable balance is classified as overdue.
Trade receivables and Other current receivables amounting to €4,810 million at December 31, 2014 (€4,425 million at December 31, 2013) contain balances totaling €19 million (€19 million at December 31, 2013) which have been written down on an individual basis. Of the remainder, balances totaling €248 million are past due by up to one month (€243 million at December 31, 2013), while balances totaling €280 million are past due by more than one month (€376 million at December 31, 2013).
Provided that Current securities and Cash and cash equivalents consist of balances spread across various primary national and international banking institutions and money market instruments that are measured at fair value, there was no exposure to sovereign debt securities at December 31, 2014 which might lead to significant repayment risk.
Liquidity risk
Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. Any actual or perceived limitations on the Group’s liquidity may affect the ability of counterparties to do business with the Group or may require additional amounts of cash and cash equivalents to be allocated as collateral for outstanding obligations.
The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets, necessitate special attention to the management of liquidity risk. In that sense, measures taken to generate funds through operations and to maintain a conservative level of available liquidity are important factors for ensuring operational flexibility and addressing strategic challenges over the next few years.
The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.
The Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining a conservative level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines;

•	monitoring future liquidity on the basis of business planning.

From an operating point of view, the Group manages liquidity risk by monitoring cash flows and keeping an adequate level of funds at its disposal. The operating cash flows, main funding operations and liquidity of the Group (excluding FCA US) are centrally managed in the Group’s treasury companies with the aim of ensuring effective and efficient management of the Group’s funds. These companies obtain funds in the financial markets various funding sources.
FCA US currently manages its liquidity independently from the rest of the Group. Intercompany financing from FCA US to other Group entities is not restricted other than through the application of covenants requiring that transactions with related parties be conducted at arm’s length terms or be approved by a majority of the “disinterested” members of the Board of Directors of FCA US. In addition certain of FCA US ’s finance agreements restrict the distributions which it is permitted to make. In particular, dividend distributions, other than certain exceptions including permitted distributions and distributions with respect to taxes, are generally limited to an amount not to exceed 50.0 percent of cumulative consolidated net income (as defined in the agreements) from January 1, 2012 less the amount of the January 2014 distribution that was used to pay the VEBA Trust for the acquisition of the remaining 41.5 percent interest in FCA US not previously owned by FCA.
FCA has not provided any guarantee, commitment or similar obligation in relation to any of FCA US’s financial indebtedness, nor has it assumed any kind of obligation or commitment to fund FCA US. However, certain bonds issued by FCA and its subsidiaries (other than FCA US and its subsidiaries) include covenants which may be affected by circumstances related to FCA US, in particular in relation to cross-default clauses which may accelerate the repayments in the event that FCA US fails to pay certain of its debt obligations.
Details of the repayment structure of the Group’s financial assets and liabilities are provided in Note 18 and in Note 27. Details of the repayment structure of derivative financial instruments are provided in Note 20.
The Group believes that the funds currently available to the treasuries of the Group and FCA US, in addition to those that will be generated from operating and financing activities, will enable the Group to satisfy the requirements of its investing activities and working capital needs, fulfill its obligations to repay its debt at the natural due dates and ensure an appropriate level of operating and strategic flexibility.
Financial market risks
Due to the nature of our business, the Group is exposed to a variety of market risks, including foreign currency exchange rate risk, commodity price risk and interest rate risk.
The Group’s exposure to foreign currency exchange rate risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.
The Group’s exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.
The Group’s exposure to commodity price risk arises from the risk of changes occurring in the price of certain raw materials and energy used in production. Changes in the price of raw materials could have a significant effect on the Group’s results by indirectly affecting costs and product margins.
These risks could significantly affect the Group’s financial position and results, and for this reason these risks are systematically identified and monitored, in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments in accordance with its established risk management policies.
The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in foreign currency exchange rates and interest rates as well as commodities prices connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges mainly to hedge:

•	the foreign currency exchange rate risk on financial instruments denominated in foreign currency; and

•	the interest rate risk on fixed rate loans and borrowings.
The instruments used for these hedges are mainly foreign currency forward contracts, interest rate swaps and combined interest rate and foreign currency financial instruments.
The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•
the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a targeted mix of floating versus fixed rate funding structured loans; and

•	the price of certain commodities.
The foreign currency exchange rate exposure on forecasted commercial flows is hedged by foreign currency swaps and forward contracts. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements. Exposure to changes in the price of commodities is generally hedged by using commodity swaps and commodity options.
Counterparties to these agreements are major financial institutions.
Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 20.
The following section provides qualitative and quantitative disclosures on the effect that these risks may have. The quantitative data reported below does not have any predictive value, in particular the sensitivity analysis on financial market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.
Financial instruments held by the funds that manage pension plan assets are not included in this analysis.
Quantitative information on foreign currency exchange rate risk
The Group is exposed to risk resulting from changes in foreign currency exchange rates, which can affect its earnings and equity. In particular:

•
where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating results of that company. In 2014, the total trade flows exposed to foreign currency exchange rate risk amounted to the equivalent of 15 percent of the Group’s turnover.

•	the principal exchange rates to which the Group is exposed are the following:

▪	U.S. Dollar/CAD, primarily relating to FCA US's Canadian manufacturing operations;

▪
EUR/U.S. Dollar, relating to sales in U.S. Dollars made by Italian companies (in particular, companies belonging to the Ferrari and Maserati segments) and to sales and purchases in Euro made by FCA US;

▪	CNY, in relation to sales in China originating from FCA US and from Italian companies (in particular, companies belonging to the Ferrari and Maserati segments);

▪	GBP, AUD, MXN, CHF, ARS and VEF in relation to sales in the UK, Australian, Mexican, Swiss, Argentinean and Venezuelan markets;

▪	PLN and TRY, relating to manufacturing costs incurred in Poland and Turkey;

▪	JPY mainly in relation to purchase of parts from Japanese suppliers and sales of vehicles in Japan;

▪	U.S. Dollar/BRL, EUR/BRL, relating to Brazilian manufacturing operations and the related import and export flows.
Overall trade flows exposed to changes in these exchange rates in 2014 made up approximately 90.0 percent of the exposure to currency risk from trade transactions.
The Group’s policy is to use derivative financial instruments to hedge a percentage of certain exposures subject to foreign currency exchange rate risk for the upcoming 12 months (including such risk before or beyond that date where it is deemed appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments unless not deemed appropriate.
Group companies may have trade receivables or payables denominated in a currency different from the functional currency of the company. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain financing or use funds in a currency different from the functional currency of the respective company. Changes in exchange rates may result in exchange gains or losses arising from these situations. The Group’s policy is to hedge fully, whenever deemed appropriate, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.
Certain of the Group’s subsidiaries are located in countries which are outside of the Eurozone, in particular the U.S., Brazil, Canada, Poland, Serbia, Turkey, Mexico, Argentina, the Czech Republic, India, China and South Africa. As the Group’s reference currency is the Euro, the income statements of those entities are converted into Euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euro.
The monetary assets and liabilities of consolidated companies who have a reporting currency other than the Euro, are translated into Euro at the period-end foreign exchange rate. The effects of these changes in foreign exchange rates are recognized directly in the Cumulative Translation Adjustments reserve, included in other comprehensive income/(losses).
The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the balance sheet dates.
There have been no substantial changes in 2014 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.
The potential loss in fair value of derivative financial instruments held for foreign currency exchange rate risk management (currency swaps/forwards, currency options, cross-currency interest rate and currency swaps) at December 31, 2014 resulting from a hypothetical 10 percent change in the exchange rates would have been approximately €1,402 million (€745 million at December 31, 2013). Compared to December 31, 2013, the increase resulting from the change in exchange rates is due to the higher volumes of outstanding derivatives, mainly related to increased exposures.
Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
Quantitative information on interest rate risk
The manufacturing companies and treasuries of the Group make use of external borrowings and invest in monetary and financial market instruments. In addition, Group companies sell receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments, and the employment of funds, thus negatively impacting the net financial expenses incurred by the Group.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. factoring of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating result of those companies and the Group as a whole.
In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, when available in the market, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).
In assessing the potential impact of changes in interest rates, the Group segregates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).
The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).
The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2014, resulting from a hypothetical 10.0 percent change in market interest rates, would have been approximately €100 million (approximately €110 million at December 31, 2013).
Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.
A hypothetical 10.0 percent change in short-term interest rates at December 31, 2014, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have resulted in increased net financial expenses before taxes, on an annual basis, of approximately €12 million (€13 million at December 31, 2013).
This analysis is based on the assumption that there is a general and instantaneous change of 10.0 percent in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated. In addition, the sensitivity analysis applied to floating rate financial instruments assumes that cash and cash equivalents and other short-term financial assets and liabilities which expire during the projected 12 month period will be renewed or reinvested in similar instruments, bearing the hypothetical short-term interest rates.
Quantitative information on commodity price risk
The Group has entered into derivative contracts for certain commodities to hedge its exposure to commodity price risk associated with buying raw materials and energy used in its normal operations.
In connection with the commodity price derivative contracts outstanding at December 31, 2014, a hypothetical 10.0 percent change in the price of the commodities at that date would have caused a fair value loss of €50 million (€45 million at December 31, 2013). Future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in commodity prices will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.
(36) Subsequent Events
The Group has evaluated subsequent events through March 5, 2015, which is the date the financial statements were authorized for issuance. There were no subsequent events.

FIAT CHRYSLER AUTOMOBILES N.V.
OFFERS TO EXCHANGE
up to $1,500,000,000 aggregate principal amount of new 4.500% Senior Notes due 2020 registered under the Securities Act of 1933, for any and all of our outstanding
4.500% Senior Notes due 2020 issued on April 14, 2015, and
up to $1,500,000,000 aggregate principal amount of new 5.250% Senior Notes due 2023 registered under the Securities Act of 1933, for any and all of our outstanding
5.250% Senior Notes due 2023 issued on April 14, 2015
_______________________________
PROSPECTUS
, 2015
_______________________________
All tendered initial notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.
The exchange agent for the exchange offers is:
The Bank of New York Mellon
By Facsimile for Eligible Institutions:
(732) 667-9409
Attn: Corporate Trust Operations Reorganization Unit
Confirm by Telephone:
(315) 414-3360

By Mail/Overnight Courier/Hand:
The Bank of New York Mellon Trust Company, N.A.
Corporate Trust Operations
Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, New York 13057
Telephone: (315) 414-3360

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers
Pursuant to Dutch law, FCA’s directors and officers may be liable to FCA for improper or negligent performance of their duties. They may also be liable to third parties for damages in the event of bankruptcy, default on tax or social security payments, improper performance of duties, or tort. In certain circumstances, directors or officers may also incur criminal liability.
Article 18 of the FCA Articles of Association provides that:
“The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, who were or are made a party or are threatened to be made a party to or are involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (each a Proceeding), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, against any and all liabilities, damages, reasonable and documented expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.”
The provisions of Dutch law governing the liability of directors and officers are mandatory in nature. Although Dutch law does not provide for any provisions with respect to the indemnification of directors and officers, the concept of indemnification of directors and officers of a company for liabilities arising from actions undertaken because of their position in the company is, in principle, accepted in the Netherlands.
The Group has purchased and will maintain insurance for the benefit of its directors and officers which, subject to policy terms and limitations, includes coverage to reimburse directors and officers of FCA and its subsidiaries for all costs that are incurred in the defense of any action, suit or proceeding to which such directors or officers are made party in their capacity as such or as director or officer of a company in which FCA owns shares.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules
(a) Exhibits
The following exhibits are filed as part of this registration statement, unless otherwise indicated.

3.1
English translation of the Articles of Association of Fiat Chrysler Automobiles N.V. (formerly Fiat Investments N.V.) (incorporated by reference to Exhibit 3.1 of Fiat Chrysler Automobiles N.V.’s Registration Statement on Form F-4, filed with the SEC on July 3, 2014, File No. 333-197229)

4.1
Indenture, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and The Bank of New York Mellon, as Trustee, relating to senior debt securities (incorporated by reference to Exhibit 4.1 of Fiat Chrysler Automobiles N.V.’s Current Report on Form 8-K, filed with the SEC on April 16, 2015, File No. 001-36675)

4.2
Registration Rights Agreement, dated as of April 14, 2015, between Fiat Chrysler Automobiles N.V. and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives of the other several Initial Purchasers (incorporated by reference to Exhibit 4.6 of Fiat Chrysler Automobiles N.V.’s Current Report on Form 8-K, filed with the SEC on April 16, 2015, File No. 001-36675)

4.3	Form of 4.500% Global Security for Exchange Notes due 2020
4.4	Form of 5.250% Global Security for Exchange Notes due 2023
5.1	Opinion of Sullivan & Cromwell LLP as to the legality of the Securities being registered
5.2	Opinion of Loyens & Loeff N.V. as to the legality of the Securities being registered
12.1	Statement of Ratio of Earnings to Fixed Charges
23.1	Consent of Reconta Ernst & Young S.p.A.
23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
23.3	Consent of Loyens & Loeff N.V. (included in Exhibit 5.2)
24.1	Power of Attorney (included in the Signature Pages hereto)
25.1	Form T-1: Statement of Eligibility of the Bank of New York Mellon as Trustee with respect to the Indenture, dated as of April 14, 2015
99.1	Form of Letter of Transmittal for the Exchange Offers
99.2	Form of Notice of Guaranteed Delivery for Exchange Offers

Item 22. Undertakings

a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

c)
The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

d)
The undersigned registrant hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on this 19th day of May, 2015.

FIAT CHRYSLER AUTOMOBILES N.V.

By: /s/ Richard K. Palmer
Name: Richard K. Palmer
Title: Chief Financial Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below severally constitutes and appoints each of Richard K. Palmer and Giorgio Fossati (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933 (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission (the “Commission”) in connection with the registration under the Securities Act of the Securities and any Blue Sky laws or other securities laws of any of the states of the United States of America in order to effect the registration or qualification (or exemption therefrom) of the said securities for issue, offer, sale or trade under the Blue Sky laws or other securities laws of any of such states and in connection therewith to execute, acknowledge, verify, deliver, file and cause to be published applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her capacity as an attorney-in-fact or in any other capacity with respect to this Registration Statement and any registration statement in respect of the Securities that is to be effective upon filing pursuant to Rule 462(b) (collectively, the “Registration Statement”) and/or such other form or forms as may be appropriate to be filed with the Commission or under or in connection with any Blue Sky laws or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate in respect of the Securities, and with respect to any and all amendments, including post-effective amendments, to this Registration Statement and to any and all instruments and documents filed as part of or in connection with this Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 19, 2015.

Signature	Title
/s/ Sergio Marchionne	Chief Executive Officer and Director
Sergio Marchionne
/s/ Richard K. Palmer	Chief Financial Officer
Richard K. Palmer
/s/ Jon Nelson	Chief Accounting Officer
Jon Nelson
/s/ John Elkann	Chairman and Director
John Elkann
/s/ Andrea Agnelli	Director
Andrea Agnelli
/s/ Tiberto Brandolini d’Adda	Director
Tiberto Brandolini d’Adda
/s/ Glenn Earle	Director
Glenn Earle
/s/ Valerie A. Mars	Director
Valerie A. Mars
/s/ Ruth J. Simmons	Director
Ruth J. Simmons
/s/ Ronald L. Thompson	Director
Ronald L. Thompson
/s/ Patience Wheatcroft	Director
Patience Wheatcroft
/s/ Stephen M. Wolf	Director
Stephen M. Wolf
/s/ Ermenegildo Zegna	Director
Ermenegildo Zegna
/s/ Richard K. Palmer	Authorized Representative in the United States
Richard K. Palmer